Form 10-K, Exhibit 13
period 1994-09-30
EMERSON ELECTRIC CO
filed 1994-12-22
CIK 32604

                                                         Exhibit 13
FINANCIAL REVIEW

RESULTS OF OPERATIONS

NET SALES
Emerson achieved record sales in fiscal 1994 of $8.6 billion, up $433 million or
5.3 percent from 1993. This sales performance was primarily attributable to a $358 million increase in domestic sales. Excluding acquisitions and divestitures, domestic sales increased more than 8 percent, reflecting strong sales volume and slight price increases. International sales increased approximately $135 million, excluding the impact of unfavorable exchange rates in 1994 of approximately $60 million. Several minor acquisitions, which contributed approximately $75 million to sales in 1994, were more than offset by the impact of the divestiture of the Aerospace unit (Aero) of Rosemount Inc. of approximately $100 million. See note 2 for additional discussion of the Company's acquisition and divestiture activities. New product sales, from products introduced in the past five years, increased $167 million or 8.6 percent to a record $2.1 billion, representing 24.6 percent of sales.

The joint ventures in which Emerson is a partner had combined annual sales of approximately $2.2 billion, $2.0 billion and $1.4 billion in 1994, 1993 and 1992, respectively, which were not consolidated in Emerson's financial statements. Emerson's proportionate share of these sales was approximately $1 billion, $900 million and $625 million, respectively. Equity earnings were $48 million in 1994, up from $38 million and $14 million in 1993 and 1992, respectively. The 1994 increases reflect improved performance by each of the Company's major equity investees, with the tools joint ventures reporting double-digit sales gains. The 1993 increases reflect the impact of the Skil transaction in 1992 as well as improved performance by other equity investees.

In 1993, sales were $8.2 billion, up $468 million or 6.1 percent from $7.7 billion in 1992. The 1993 sales comparison reflects the impact of the October 1, 1992 acquisition of Fisher Controls International (1993 sales of approximately $900 million), the September 30, 1992 contribution of Skil to a 50-50 joint venture (1992 sales of approximately $350 million) and the impact of unfavorable exchange rates in 1993 (approximately $120 million). Excluding the impact of Fisher, Skil and foreign exchange, sales increased slightly as strong new product growth, modest domestic sales gains and slight price increases were substantially offset by recessionary European and Japanese economies. New product sales increased 10.3 percent to $2.0 billion.

INTERNATIONAL SALES
International sales, including U.S. exports, increased $75 million or 2.4 percent to a record $3.2 billion in 1994, representing approximately 38 percent of the Company's total sales. Asia Pacific sales, excluding Japan, experienced double-digit increases, with sales to China up approximately 20 percent. Sales by non-U.S. subsidiaries were $2.7 billion in 1994, up $48 million or 1.8 percent from 1993, despite unfavorable currency translation. European and Canadian markets strengthened in the second half of the year, and continued solid growth in Latin American and other Asia Pacific subsidiaries more than offset the impact of the continued recession in Japan. U.S. exports increased $27 million to a record $589 million in 1994, while underlying export sales were up more than 8 percent despite the stronger dollar.

In 1993, international sales increased 3.4 percent to $3.2 billion compared to $3.1 billion in 1992. Sales by non-U.S. subsidiaries were $2.6 billion in 1993, up slightly from 1992. Excluding Fisher, Skil and the impact of unfavorable exchange rates of approximately $120 million, non-U.S. subsidiary sales declined moderately due to recessions in Europe and Japan partially offset by strong growth sustained in other Asia Pacific and Latin American subsidiaries. U.S. exports increased 15.5 percent to $562 million in 1993, while underlying export sales were up 4.2 percent despite the stronger dollar.

INDUSTRY SEGMENT SALES
Sales in the Appliance and Construction-Related segment were $3.7 billion in 1994, an increase of $377 million or 11.5 percent from 1993, primarily reflecting strong domestic volume growth in all businesses. The largest sales gain was achieved by the heating, ventilating and air conditioning business, as it experienced a double-digit sales increase resulting from hot summer weather, strong demand for new products and market penetration gains. The fractional horsepower motors business realized a double-digit sales increase due to strong domestic end-market demand. The appliance components business also reported double-digit growth due to strong domestic demand, market penetration gains, and an acquisition. Sales of the tools business increased moderately with double-digit sales gains in the second half of the year.

Sales in the Commercial and Industrial segment were $4.9 billion in 1994, up $56 million or 1.1 percent from 1993. Excluding acquisitions, the Aero divestiture and foreign exchange, sales of the segment increased approximately 3 percent, reflecting modest domestic sales volume gains, slight price increases and improved international sales in the second half of the year. The electronics business experienced double-digit growth primarily as a result of the introduction of new products and sales of environmental systems in the U.S. and Asia Pacific. Sales of the industrial components and equipment business increased modestly as European economies strengthened in the second half of the year. Sales of the industrial motors and drives business increased slightly as domestic gains were offset by weak international sales, which were impacted by unfavorable exchange rates. Sales of the underlying process control business increased slightly while total process control sales were negatively impacted by the divestiture of Aero.

In 1993, sales in the Commercial and Industrial segment increased $812 million, or 19.9 percent, to $4.9 billion. Excluding Fisher and foreign exchange, sales of the segment were unchanged. Sales of the industrial components and equipment, industrial motors and drives, and process control businesses (excluding Fisher) were down modestly as improvements in domestic sales were more than offset by weak non-U.S. subsidiary sales, which were impacted by unfavorable exchange rates. The electronics business was down moderately due to the stronger dollar and sluggish mainframe computer markets.

Sales in the Appliance and Construction-Related segment decreased $344 million, or 9.5 percent, to $3.3 billion in 1993. Excluding the effects of the Skil joint venture transaction, sales of the segment increased slightly. The appliance components business recorded strong gains due to continued improvements in appliance end-markets, while sales in the tools business (excluding Skil) increased slightly. Sales of the fractional horsepower motors business increased, aided by improved sales in the second half of the year. Sales in the heating, ventilating and air conditioning components business were down due to strong 1992 performance and the persistence of high industry inventory levels throughout most of 1993.

TOTAL COSTS AND EXPENSES
Cost of sales for 1994 was $5.6 billion, an increase of 5.0 percent over 1993, due primarily to increased sales volume. In 1993, cost of sales was $5.3 billion compared to $5.1 billion in 1992, an increase of 4.7 percent. Excluding the impact of Fisher and Skil, cost of sales decreased modestly in 1993, due primarily to the impact of foreign exchange, cost savings from plant consolidations and material cost reductions. Cost of sales as a percent of net sales was 64.5 percent in 1994 compared to 64.7 percent and 65.6 percent in 1993 and 1992, respectively. As a result of ongoing cost reduction efforts and productivity improvement programs, cost of sales increases have remained below sales growth rates.

Selling, general and administrative (SG&A) expenses were $1.7 billion, $1.6 billion and $1.5 billion in 1994, 1993 and 1992, respectively. As a percent of net sales, SG&A expenses were 19.5 percent in 1994 compared to 19.7 percent and
18.9 percent in 1993 and 1992, respectively. The decrease in SG&A expenses as a percent of net sales in 1994 is due primarily to higher volume, positive contribution from product mix, and ongoing cost reduction efforts, partially offset by increased investment in new product development and other top-line growth programs. The increase in SG&A expenses as a percent of net sales in 1993 is due primarily to the Fisher acquisition. The Company continued its commitment to new product development by increasing engineering and development expense 9.5 percent to a record $298 million in 1994, compared to $272 million and $245 million in 1993 and 1992, respectively.

Interest expense of $89 million in 1994 decreased from $119 million in 1993 due to reduction of debt resulting from continued strong operating cash flow. In 1993, interest expense increased $28 million from $91 million in 1992, resulting from the additional U.S. commercial paper issued to finance the Fisher acquisition.

The first quarter of 1994 included a gain on sale of the Aero business of $242 million and other non-recurring items of $50 million. Other non-recurring items principally consist of severance and related costs arising from relocation of several operations, or workforce reductions, primarily in the Company's European heating, ventilating and air conditioning, and process control businesses. The net earnings impact of these non-recurring items was substantially offset by the adoption of SFAS No. 106. See notes 2 and 7 for additional information.

Other deductions, net, was $50 million in 1994, compared to $46 million and $56 million in 1993 and 1992, respectively. In 1992, other deductions, net, included restructuring charges of approximately $50 million and a gain on the Skil transaction of $43 million.

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Income before income taxes and cumulative effect of change in accounting principle included the Aero gain and other non-recurring items in 1994. Excluding these items, income increased 11 percent, reflecting increased domestic sales volume, improved underlying domestic and international operating margins, and reduced interest expense.

Income before interest expense, income taxes and accounting change in the Appliance and Construction-Related segment increased $44 million, or 7.9 percent, to $602 million in 1994. These results reflect a solid increase in domestic sales volume in all businesses, partially offset by non-recurring items. As a percent of net sales, income of the segment was 16.4 percent in 1994 and 17.0 percent in 1993. Excluding
22
non-recurring items, income of the segment as a percent of sales increased slightly in 1994.

Income in the Commercial and Industrial segment increased $19 million, or 2.9 percent, to $675 million in 1994. Income of the segment was 13.6 percent and
13.4 percent of net sales in 1994 and 1993, respectively. These improvements are primarily a result of a modest increase in domestic sales volume and ongoing cost reduction efforts. See note 12 for additional information by industry segment and geographic area.

In 1993, income before income taxes was $1,112 million, up 6.5 percent from $1,044 million in 1992, reflecting improved domestic operating margins and increased equity earnings. As a result of ongoing cost reduction efforts and productivity improvement programs, consolidated profit margins increased over the prior year despite the lower profit margins of Fisher. Income before interest expense and income taxes in the Commercial and Industrial segment increased $122 million or 22.8 percent, to $656 million, reflecting the Fisher acquisition and cost reduction efforts. Income in the Appliance and Construction-Related segment increased slightly to $558 million despite the Skil transaction. Margins in both segments improved despite the persistently difficult global economic environment.

INCOME TAXES
Income taxes in 1994 increased $119 million to $523 million, compared to $404 million and $381 million in 1993 and 1992, respectively. The effective income tax rate was 36.7 percent in 1994 (36.3 percent excluding non-recurring items), compared to 36.3 percent in 1993 and 36.5 percent in 1992. The 1994 increases were due primarily to $95 million of income taxes on the Aero divestiture.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that other postretirement benefits (primarily health care) be accrued over the service lives of employees. The Company recognized the transition obligation arising from service prior to adoption in the first quarter as a cumulative effect of change in accounting principle which decreased 1994 net earnings and earnings per common share by $115.9 million and $.52, respectively. In addition, ongoing expense for these benefits increased to $27 million in 1994, compared to $16 million and $11 million in 1993 and 1992, respectively.

NET EARNINGS AND RETURN ON EQUITY
Net earnings for 1994 were a record $789 million, up 11.4 percent from $708 million in 1993. Net earnings as a percent of sales was 9.2 percent, the highest level achieved during the Company's 37 consecutive years of increased earnings. Earnings per common share were a record $3.52, up 11.7 percent from $3.15 in 1993. Emerson achieved a return on average stockholders' equity of 19.1 percent compared to 18.5 percent and 19.0 percent in 1993 and 1992, respectively.

Net earnings for 1993 were up 6.8 percent from $663 million in 1992. Earnings per common share were up 6.4 percent from $2.96 in 1992. The Fisher and Skil transactions did not materially impact 1993 net earnings or earnings per share.

OTHER MATTERS
Emerson is in the process of acquiring several companies with combined annual sales of approximately $450 million. If completed, the total cost of these transactions would approximate $550 million. These companies include F.G. Wilson (Engineering) Ltd., a manufacturer of diesel generator sets located in the United Kingdom, and Control Techniques, plc, an industry leader in the design and production of electronic drives for electric motors. Prior to the proposed transaction, Emerson owned nearly 30 percent of Control Techniques.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY
The Company continues to generate substantial cash from operations, which has been used to significantly reduce leverage since the Fisher acquisition (see notes 2 and 3). The Company remains in a strong financial position and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure.

CASH FLOW
Emerson's earnings growth and focus on asset management generated record operating cash flow of $1,097 million in 1994, compared to $1,075 million and $1,001 million in 1993 and 1992, respectively. Accounts receivable, inventories and accounts payable increased from September 30, 1993, due primarily to stronger 1994 operations and the impact of foreign exchange. Operating working capital was approximately 18 percent of sales in 1994 and 1993, down from 20 percent in 1992. This reduction reflects an improvement in average inventory turnover.

Dividends were a record $350 million ($1.56 per share) in 1994, compared with $324 million ($1.44 per share) in 1993 and $309 million ($1.38 per share) in 1992. On November 1, 1994, the Board of Directors approved a 10.3 percent increase in the quarterly dividend to an annualized rate of $1.72 per share, an amount consistent with the Company's long-standing target payout ratio of 45 to 50 percent of prior year earnings.

Capital expenditures were $332 million in 1994, compared to $306 million in 1993 and $346 million in 1992, as construction spending on the Copeland Compliant Scroll compressor project peaked in 1992. Emphasis continues to be placed on programs designed to improve productivity by incorporating advanced processes and technology into existing facilities, cost reduction projects and new products.

LEVERAGE/CAPITALIZATION
Strong operating cash flow and the net proceeds from the Aero divestiture of $206 million in 1994 enabled the Company to reduce total debt $449 million to $1.2 billion and fund net treasury stock purchases of $111 million. In 1993, total debt increased to $1.6 billion from $882 million in 1992, reflecting the issuance of U.S. commercial paper related to the October 1, 1992 acquisition of Fisher for $1.25 billion. Strong operating cash flow in 1993 allowed the Company to reduce debt by $483 million subsequent to the Fisher acquisition.

The total debt to total capital ratio was 21.7 percent at year-end 1994, compared to 29.3 percent in 1993 and 19.1 percent in 1992. At September 30, 1994, net debt (total debt less cash and equivalents and short-term investments) was 20.0 percent of net capital, compared to 27.9 percent in 1993 (35.5 percent immediately after the Fisher acquisition) and 17.7 percent in 1992. The Company's interest coverage ratio (income before income taxes, non-recurring items and interest expense divided by interest expense) was 15.0 times in 1994 compared to 10.3 times in 1993 and 12.5 times in 1992.

At year-end 1994, the Company maintained lines of credit of $700 million to support U.S. commercial paper and had available non-U.S. bank credit facilities of $455 million to support non-U.S. operations. In addition, the Company can issue up to $330 million of debt securities under its shelf registration with the Securities and Exchange Commission. The Company has swapped approximately $650 million of its floating interest rate obligations to fixed rates for up to one year.

24


CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions except per share amounts)

                                                                              1994            1993           1992
                                                                            --------         -------        -------
NET SALES                                                                   $8,607.2         8,173.8        7,706.0
                                                                            --------         -------        -------
Costs and expenses:

 Cost of sales                                                               5,553.0         5,289.8        5,054.6

 Selling, general and administrative expenses                                1,679.6         1,606.6        1,460.1

 Interest expense                                                               88.5           119.2           91.0

 Gain on sale of business and other non-recurring items                       (192.0)             --             --

 Other deductions, net                                                          50.3            46.2           56.4
                                                                            --------         -------        -------
   Total costs and expenses                                                  7,179.4         7,061.8        6,662.1
                                                                            --------         -------        -------
Income before income taxes and cumulative
 effect of change in accounting principle                                    1,427.8         1,112.0        1,043.9

Income taxes                                                                   523.4           403.9          381.0
                                                                            --------         -------        -------
Income before cumulative effect of change
 in accounting principle                                                       904.4           708.1          662.9

Cumulative effect of change in accounting for postretirement benefits
 ($190.0 less income tax benefit of $74.1); $.52 per common share             (115.9)             --             --
                                                                            --------         -------        -------
NET EARNINGS                                                                $  788.5           708.1          662.9
                                                                            ========         =======        =======
EARNINGS PER COMMON SHARE                                                   $   3.52            3.15           2.96
                                                                            ========         =======        =======

See accompanying notes to consolidated financial statements.
- -------------------------------------------------------------------------------
NOTE: Including the pretax impact of the cumulative effect of accounting change, income before income taxes would have been $1,237.8 million in 1994, compared to $1,112.0 million and $1,043.9 million in 1993 and 1992, respectively.

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. AND SUBSIDIARIES
September 30
(Dollars in millions except per share amounts)

ASSETS
                                                                           1994             1993
                                                                         --------         --------
CURRENT ASSETS
 Cash and equivalents                                                    $  113.3            101.9
 Receivables, less allowances of $42.0 in 1994
   and $35.7 in 1993                                                      1,542.6          1,392.1

 Inventories:
   Finished products                                                        506.5            484.6
   Raw materials and work in process                                        885.7            813.7
                                                                         --------          -------
     Total inventories                                                    1,392.2          1,298.3
 Other current assets                                                       290.1            282.0
                                                                         --------          -------
   Total current assets                                                   3,338.2          3,074.3
                                                                         --------          -------

PROPERTY, PLANT AND EQUIPMENT
 Land                                                                       150.3            146.5
 Buildings                                                                  860.6            836.6
 Machinery and equipment                                                  2,671.0          2,447.9
 Construction in progress                                                   158.8            155.6
                                                                         --------          -------
                                                                          3,840.7          3,586.6
 Less accumulated depreciation                                            1,893.4          1,706.5
                                                                         --------          -------
   Property, plant and equipment, net                                     1,947.3          1,880.1
                                                                         --------          -------

OTHER ASSETS
 Excess of cost over net assets of purchased businesses,
   less accumulated amortization of $237.3 in 1994 and $184.7 in 1993     1,862.9          1,834.3
 Other                                                                    1,066.6          1,025.8
                                                                         --------          -------
   Total other assets                                                     2,929.5          2,860.1
                                                                         --------          -------
                                                                         $8,215.0          7,814.5
                                                                         ========          =======


See accompanying notes to consolidated financial statements.


LIABILITIES AND STOCKHOLDERS' EQUITY
                                                          1994         1993
                                                        --------      -------
CURRENT LIABILITIES
 Short-term borrowings and current
   maturities of long-term debt                         $  923.3      1,183.9
 Accounts payable                                          611.4        492.8
 Accrued expenses                                          936.4        870.0
 Income taxes                                              146.2        145.9
                                                        --------      -------
   Total current liabilities                             2,617.3      2,692.6
                                                        --------      -------


LONG-TERM DEBT                                             279.9        438.0
                                                        --------      -------


OTHER LIABILITIES                                          976.0        768.8
                                                        --------      -------


STOCKHOLDERS' EQUITY
 Preferred stock of $2.50 par value per share.
   Authorized 5,400,000 shares; issued - none                 --           --
 Common stock of $1 par value per share.  Authorized
   400,000,000 shares; issued 238,338,503 shares in
   1994 and 1993                                           238.3        238.3
 Additional paid-in capital                                   --          4.1
 Retained earnings                                       4,619.1      4,182.5
 Cumulative translation adjustments                          8.7        (69.1)
                                                        --------      -------
                                                         4,866.1      4,355.8

 Less cost of common stock in treasury, 14,752,649
   shares in 1994 and 13,575,263 shares in 1993            524.3        440.7
                                                        --------      -------
   Total stockholders' equity                            4,341.8      3,915.1
                                                        --------      -------
                                                        $8,215.0      7,814.5
                                                        ========      =======


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions except per share amounts)
                                                    1994      1993      1992
                                                  --------   -------   -------
COMMON STOCK                                      $  238.3     238.3     238.3
                                                  --------   -------   -------

ADDITIONAL PAID-IN CAPITAL
 Beginning balance                                     4.1        --        --
 Treasury stock issued                                 (.6)      (.9)       --
 Stock plans                                          (3.5)      5.0        --
                                                  --------   -------   -------
 Ending balance                                         --       4.1        --
                                                  --------   -------   -------

RETAINED EARNINGS
 Beginning balance                                 4,182.5   3,798.6   3,445.7
 Net earnings                                        788.5     708.1     662.9
 Cash dividends (per share:  1994, $1.56;
   1993, $1.44; 1992, $1.38)                        (349.9)   (324.2)   (309.5)
 Stock plans                                          (2.0)       --       (.5)
                                                  --------   -------   -------
 Ending balance                                    4,619.1   4,182.5   3,798.6
                                                  --------   -------   -------

CUMULATIVE TRANSLATION ADJUSTMENTS
 Beginning balance                                   (69.1)    133.0      17.6
 Translation adjustments                              77.8    (202.1)    115.4
                                                  --------   -------   -------
 Ending balance                                        8.7     (69.1)    133.0
                                                  --------   -------   -------

TREASURY STOCK
 Beginning balance                                  (440.7)   (440.1)   (444.7)
 Acquired                                           (116.5)    (30.6)     (7.1)
 Issued                                                6.4       3.5       1.2
 Issued under stock plans                             26.5      26.5      10.5
                                                  --------   -------   -------
 Ending balance                                     (524.3)   (440.7)   (440.1)
                                                  --------   -------   -------

TOTAL STOCKHOLDERS' EQUITY                        $4,341.8   3,915.1   3,729.8
                                                  ========   =======   =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions)
                                                                    1994         1993        1992
                                                                  --------     --------    --------
OPERATING ACTIVITIES
 Net earnings                                                     $  788.5        708.1       662.9
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation                                                    274.0        269.3       253.1
     Amortization of intangibles                                      90.5         71.4        42.1
     Changes in operating working capital                            (82.4)        25.7        43.5
     Cumulative effect of change in accounting principle             115.9           --          --
     Gain on sale of business and other non-recurring items,
      net of income taxes                                           (117.1)          --          --
     Other                                                            27.4           .3         (.4)
                                                                  --------     --------     -------
      Net cash provided by operating activities                    1,096.8      1,074.8     1,001.2
                                                                  --------     --------     -------
INVESTING ACTIVITIES
 Capital expenditures                                               (332.3)      (305.6)     (345.5)
 Purchases of businesses, net of cash and equivalents acquired       (58.1)    (1,263.4)      (61.2)
 Proceeds from divestiture of businesses, net                        205.9           --        19.9
 Other                                                                (1.2)        74.9        46.3
                                                                  --------     --------     -------
      Net cash used in investing activities                         (185.7)    (1,494.1)     (340.5)
                                                                  --------     --------     -------
FINANCING ACTIVITIES
 Net increase (decrease) in short-term borrowings
   with maturities of 90 days or less                               (239.7)       726.4      (259.8)
 Proceeds from short-term borrowings                                 227.6         99.7        98.0
 Principal payments on short-term borrowings                        (266.8)      (132.7)     (180.2)
 Proceeds from long-term debt                                          4.6        190.4        65.0
 Principal payments on long-term debt                               (175.0)       (91.6)     (117.9)
 Net issuances (purchases) of treasury stock                        (110.8)        (8.2)         .2
 Dividends paid                                                     (349.9)      (324.2)     (309.5)
                                                                  --------     --------     -------
      Net cash provided by (used in) financing activities           (910.0)       459.8      (704.2)
                                                                  --------     --------     -------
Effect of exchange rate changes on cash and equivalents               10.3        (18.8)       21.3
                                                                  --------     --------     -------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                           11.4         21.7       (22.2)
Beginning cash and equivalents                                       101.9         80.2       102.4
                                                                  --------     --------     -------
ENDING CASH AND EQUIVALENTS                                       $  113.3        101.9        80.2
                                                                  ========     ========     =======







CHANGES IN OPERATING WORKING CAPITAL
 Receivables                                                      $  (93.2)       (11.5)       16.3
 Inventories                                                         (88.5)        53.4        45.2
 Other current assets                                                 26.2         14.2       (10.9)
 Accounts payable                                                     96.0        (29.4)      (58.4)
 Accrued expenses                                                    (23.7)         6.9         9.4
 Income taxes                                                           .8         (7.9)       41.9
                                                                  --------     --------     -------
                                                                  $  (82.4)        25.7        43.5
                                                                  ========     ========     =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMERSON ELECTRIC CO. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions, profits and balances are eliminated in consolidation. Investments of 20 to 50 percent are accounted for by the equity method. Investments of less than 20 percent are carried at cost.

FOREIGN CURRENCY TRANSLATION
The functional currency of nearly all of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a separate component of stockholders' equity.

CASH EQUIVALENTS
Cash equivalents consist of highly liquid investments with original maturities of three months or less.

INVENTORIES
Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of the fiscal year and variances incurred during the year are allocated between inventories and cost of sales.

PROPERTY, PLANT AND EQUIPMENT
The Company records investments in land, buildings, and machinery and equipment at cost. For assets placed in service prior to fiscal 1992, depreciation is computed principally using accelerated methods over estimated service lives. Effective October 1, 1991, the Company began depreciating newly acquired assets using the straight-line method, which conforms to prevailing industry practice. The effect of the change was not material to the financial results. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment.

EXCESS OF COST OVER NET ASSETS OF PURCHASED BUSINESSES
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Excess of cost over net assets of purchased businesses is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years.

REVENUE RECOGNITION
The Company recognizes the vast majority of its revenues through the sale of manufactured products as shipped.

INTEREST RATE SWAP AGREEMENTS
The net amount to be paid or received under interest rate swap agreements is accrued over the life of the agreements as a separate component of interest expense.

INCOME TAXES
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $550 million at September 30, 1994), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases where distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

EARNINGS PER COMMON SHARE
Earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the applicable periods. The weighted average number of common shares outstanding was 224,232,225 shares, 225,082,844 shares, and 224,252,059 shares in 1994, 1993 and 1992, respectively.

FINANCIAL PRESENTATION CHANGES
Certain prior year amounts have been reclassified to conform to the current year presentation.

(2)  BUSINESS COMBINATIONS AND DIVESTITURES

On October 1, 1992, the Company acquired Fisher Controls International, Inc., and its subsidiaries and other related operations for $1,254.7 million (net of cash and equivalents acquired) in a business combination accounted for as a purchase. Fisher is a worldwide manufacturer of control valves and control systems for major process industries including chemical, oil and gas, and pulp and paper. Assets (excluding cash and equivalents) acquired and liabilities assumed in connection with the Company's purchase acquisitions follow (dollars in millions):

                                                      1994      1993      1992
                                                      -----    -------    ----
Fair value of assets acquired.......................  $96.7    1,644.1    74.7
Less liabilities assumed............................   38.6      380.7    13.5
                                                      -----    -------    ----
 Cash paid, net.....................................  $58.1    1,263.4    61.2
                                                      =====    =======    ====

On December 14, 1993, the Company sold the Aerospace unit of its Rosemount Inc. subsidiary (fiscal 1993 sales of approximately $130 million) for $301 million ($206 million net of income taxes). The transaction resulted in a pretax gain of $242 million. The net earnings impact of this gain was substantially offset in the first quarter by other non-recurring items ($50 million pretax impact) and the adoption of SFAS No. 106 (see note 7). Other non-recurring items principally consist of severance and related costs arising from relocation of several operations, or work force reductions, primarily in the Company's European heating, ventilating and air conditioning, and process control businesses.

On September 30, 1992, Emerson and Robert Bosch GmbH established a 50-50 joint venture for the development, manufacture and distribution of power tools. The Company contributed its Skil business (excluding receivables totaling $65 million and certain non-U.S. businesses) and Bosch contributed its U.S. power tool operations and cash of $130 million to form S-B Power Tool Company. Emerson received $44 million from the sale of the non-U.S. businesses to the newly formed partnership. The joint venture is accounted for under the equity method; Skil had 1992 sales of approximately $350 million. The transaction resulted in a 1992 pretax gain of $43 million which is included in Corporate and other items in note 12. The fourth quarter 1992 results also included a pretax charge of approximately $50 million for the shutdown and restructuring of facilities and operations, the majority of which is reflected in the Commercial and Industrial segment in note 12. In fiscal 1995, the Company received a preferential distribution from S-B Power Tool Company of approximately $41 million.

On an unaudited pro forma basis, assuming consummation of the Fisher and Skil/Bosch transactions at the beginning of fiscal 1992, net sales would have been approximately $8,275 million in 1992. Net earnings and earnings per share would not have been significantly different from reported amounts.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of the acquisitions and prior to the dates of the divestitures.

(3)  SHORT-TERM BORROWINGS AND LINES OF CREDIT
Short-term borrowings consist primarily of commercial paper and non-U.S. bank borrowings as follows (dollars in millions):

                                                         United States                        Non-U.S.
                                                 -----------------------------       -------------------------
                                                   1994       1993      1992          1994      1993     1992
                                                 --------   --------   -------       -------  --------  -------
Borrowings at year end........................  $  502.2      920.4     176.6         264.2     108.2     175.8
Weighted average interest rate at year end....       4.6%       4.6%      3.8%          6.2%      7.5%     10.5%
Month-end average borrowings during the year..  $  741.7    1,335.1     462.3         175.5     133.9     190.7
Month-end weighted average
 interest rate during the year................       4.6%       4.4%      4.3%          6.8%     10.0%     10.1%
Highest month-end level of
 borrowings during the year...................  $1,014.4    1,546.3     581.2         264.2     168.8     230.5

In October 1992, in connection with the Fisher acquisition (see note 2), the Company issued $1.275 billion of U.S. commercial paper and swapped these borrowings to a weighted average fixed rate of 4.6 percent. At September 30, 1994, approximately $650 million of the Company's floating interest rate borrowings remained swapped for up to one year; at September 30, 1993, borrowings of approximately $900 million were swapped for periods up to two years. Excluding the impact of these swaps, interest expense would have been $83 million and $105 million, and the U.S. year-end weighted average interest rate would have been 4.9 percent and 3.1 percent in 1994 and 1993, respectively.

Lines of credit amounting to $700 million were maintained with various banks at September 30, 1994, to support U.S. commercial paper and to assure availability of funds. These lines of credit are effective through January 1995. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $560 million ($455 million unused) at September 30, 1994. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure the availability of funds at favorable interest rates.

(4)  LONG-TERM DEBT
Long-term debt is summarized as follows (dollars in millions):

                                                                                  1994      1993
                                                                                 ------     -----
7 7/8% Eurodollar notes due 1998..............................................   $100.0     100.0
Medium-term notes due through 1996 swapped to a weighted average
 effective interest rate of 4.2 percent at September 30, 1994..................   153.5     292.6
8% convertible subordinated debentures due 1997 through 2011...................    45.6      47.1
Lease obligations payable in installments through 2009 with a weighted
 average interest rate of 6.5 percent at September 30, 1994....................    25.7      39.4
Other, principally notes payable in installments through 2006 with a weighted
 average interest rate of 6.5 percent at September 30, 1994....................   112.0     114.2
                                                                                 ------     -----
                                                                                  436.8     593.3
Less current maturities........................................................   156.9     155.3
                                                                                 ------     -----
 Total.........................................................................  $279.9     438.0
                                                                                 ======     =====

The 7 7/8% Eurodollar notes were exchanged for non-U.S. dollar obligations of the same maturity. The non-U.S. dollar obligations have a weighted average interest rate of 5.5 percent and 6.1 percent at September 30, 1994 and 1993, respectively, and are composed of 136 million Dutch guilders, 5 billion Japanese yen and 27 million Swiss francs. These non-U.S. dollar obligations have been designated as a partial hedge of the Company's non-U.S. dollar net asset exposure. The effects of exchange rate fluctuations on these obligations are included in cumulative translation adjustments and other liabilities.

Long-term debt maturing during each of the four years after 1995 is $71.1 million, $9.9 million, $132.2 million and $8.3 million, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $90 million, $126 million and $86 million in 1994, 1993 and 1992, respectively.

(5)  FINANCIAL INSTRUMENTS
The Company is a party to various financial instruments with off-balance-sheet risk. No loss is anticipated due to nonperformance by the counterparties to these agreements.

In addition to the 7 7/8% notes described above, the Company has entered into foreign currency and interest rate exchange agreements that partially hedge non-U.S. dollar net asset exposures and provide for the legal right of offset. At September 30, 1994, the Company was required to deliver 133 million German marks in fiscal 1995 with interest at 6.6 percent in exchange for U.S. $82 million with interest at U.S. commercial paper rates. At September 30, 1993, these agreements required the Company to deliver 267 million German marks with interest at a weighted average rate of 6.9 percent and 2.5 billion Japanese yen with interest at 4.99 percent in exchange for U.S. $184 million with interest at U.S. commercial paper rates.

As part of its currency hedging strategy, the Company also utilizes option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies generally mature within one year. The Company and its subsidiaries had approximately $225 million and $250 million of contracts outstanding at September 30, 1994 and 1993, respectively.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. Unless otherwise stated, the estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 1994 and 1993.

(6)  RETIREMENT PLANS

The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans which are primarily noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations.

The Company also sponsors defined contribution plans and participates in multiemployer plans for certain union employees. Benefits are determined and funded annually based on terms of the plans or as stipulated in collective bargaining agreements.

Retirement plan expense for the years ended September 30, 1994, 1993 and 1992, follows (dollars in millions):

                                                             U.S. Plans                  Non-U.S. Plans
                                                     -------------------------        --------------------
                                                      1994      1993     1992         1994    1993    1992
                                                     ------    ------   ------        ----    ----    ----
Defined benefit plans:
 Service cost (benefits earned during the period)..  $ 27.9      23.5     18.5         7.2      7.8    7.3
 Interest cost.....................................    75.6      69.0     51.2        13.3     13.6   11.0
 Actual return on plan assets......................   (26.3)   (137.3)   (68.7)       (8.9)   (21.9)   (.6)
 Net amortization and deferral.....................   (76.8)     38.2     (9.1)       (3.3)     8.8   (8.1)
                                                     ------    ------   ------        ----    -----   ----
   Net periodic pension expense (income)...........      .4      (6.6)    (8.1)        8.3      8.3    9.6

Defined contribution and multiemployer plans.......    39.5      41.5     35.3         3.9      3.5    4.5
                                                     ------    ------   ------        ----    -----   ----
 Total retirement plan expense.....................  $ 39.9      34.9     27.2        12.2     11.8   14.1
                                                     ======    ======   ======        ====    =====   ====

The retirement plan expense information reflects the impact of the October 1, 1992 Fisher acquisition.

The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of September 30, 1994 and 1993, follow (dollars in millions):

                                                                         U.S. Plans        Non-U.S. Plans
                                                                      -----------------    --------------
                                                                       1994       1993      1994    1993
                                                                      ------     ------    ------  ------
Accumulated benefit obligation......................................  $  840.0    768.4    167.7    143.9
                                                                      ========  =======    =====   ======
Vested benefits included in accumulated benefit obligation..........  $  729.3    698.0    139.8    123.7
                                                                      ========  =======    =====   ======
Projected benefit obligation........................................  $1,000.6    934.3    193.6    169.7
Plan assets at fair value (primarily corporate equity
 and fixed income securities).......................................   1,057.5  1,064.5    136.7    125.2
                                                                      --------  -------    -----   ------
   Plan assets in excess of (less than) projected benefit obligation      56.9    130.2    (56.9)   (44.5)

Unamortized transition amount.......................................     (58.1)   (65.3)    (1.8)    (2.5)

Unrecognized net loss (gain)........................................      73.8      1.7     (3.5)    (8.5)

Unrecognized prior service costs....................................      23.8     27.2      1.1      1.1
                                                                      --------  -------    -----   ------
 Pension asset (liability) recognized in the balance sheet..........  $   96.4     93.8    (61.1)   (54.4)
                                                                      ========  =======    =====   ======

For 1994, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets used in the actuarial calculations were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.6 percent, 4.4 percent and 9.1 percent for non-U.S. plans. For 1993, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets were, respectively, 8.0 percent, 5.0 percent and 10.0 percent for U.S. plans; and an average of 8.0 percent, 4.7 percent and 8.9 percent for non-U.S. plans.

(7)  POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), which requires that these costs be accrued over the service lives of employees. The Company recognized the transition obligation arising from service prior to adoption in the first quarter as a cumulative effect of change in accounting principle of $115.9 million (net of $74.1 million in related income tax benefits). In addition, prior to adoption the Company had recorded OPEB liabilities of approximately $100 million in accordance with Accounting Principles Board Opinion No. 16. The statement will not have a material impact on the Company's ongoing results of operations.

Total postretirement plan expense for the year ended September 30, 1994 was $27.3 million, consisting of $5.6 million service cost and $21.7 million interest. Prior to the adoption of SFAS No. 106, postretirement plan expense was approximately $16 million and $11 million for 1993 and 1992, respectively.

The actuarial present value of accumulated postretirement benefit obligations as of September 30, 1994 and October 1, 1993 follows (dollars in millions):

                                                                               1994   1993
                                                                              ------  -----
 Retirees.................................................................... $186.5  177.4
 Fully eligible active plan participants.....................................   17.6   26.9
 Other active plan participants..............................................   74.0   91.7
                                                                              ------  -----
   Accumulated postretirement benefit obligation.............................  278.1  296.0
 Unrecognized net gain.......................................................   27.7     --
                                                                              ------  -----
   Postretirement benefit liability.......................................... $305.8  296.0
                                                                              ======  =====

The assumed discount rate used in measuring the obligation as of September 30, 1994 was 7.75 percent; the initial assumed health care cost trend rate was 11.0 percent, declining to 5.0 percent in the year 2001. The assumed discount rate used in measuring the obligation as of October 1, 1993 was 7.25 percent; the initial assumed health care cost trend rate was 12.0 percent, declining to 5.0 percent in the year 2008. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the obligation as of September 30, 1994 by approximately 6 percent and increase the 1994 postretirement plan expense by approximately 8 percent.

(8)  COMMON STOCK

The Company has various stock option plans which permit certain officers and employees to purchase common stock at specified prices. At September 30, 1994, 2,716,074 options were available for grant under these plans. Changes in the number of shares subject to option during 1994 follow:

                                                                                        SHARES
                                                                              AVERAGE   SUBJECT
                                                                               PRICE   TO OPTION
                                                                              -------  ---------
Beginning of year............................................................  $34.51  1,595,449
 Options granted.............................................................   56.63    805,884
 Options exercised (419,730 shares in 1993 and 325,316 shares in 1992).......   30.79   (337,780)
 Options canceled............................................................   53.16    (33,056)
                                                                                       ---------
End of year..................................................................   43.61  2,030,497
                                                                                       =========
Exercisable at year end (1,261,532 shares in 1993)...................................  1,019,440
                                                                                       =========

The 1993 Incentive Shares Plan authorizes the distribution of a maximum of 3 million shares of common stock to key management personnel. At September 30, 1994, 212,000 incentive shares had been issued and 952,485 rights to receive common shares had been awarded, contingent upon accomplishing certain objectives by 1997.

At September 30, 1994, 9,291,714 shares of common stock were reserved, including 7,602,726 shares for issuance under the Company's stock plans and 1,688,988 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $26.97 per share. The estimated fair value of the debentures was $101 million and $103 million at September 30, 1994 and 1993, respectively. During 1994, 1,976,906 treasury shares were acquired and 799,520 treasury shares were issued.

Approximately 2.5 million preferred shares are reserved for issuance under a Preferred Share Purchase Rights Plan. Under certain conditions involving acquisition of or an offer for 20 percent or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $120, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 1998, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the plan.

(9)  INCOME TAXES

In the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective October 1, 1992. The adoption of this standard changed the Company's method of accounting for income taxes from the deferred method to the liability method. The effect of the change was not material to the financial statements.

The principal components of income tax expense follow (dollars in millions):

                                                          1994      1993     1992
                                                         -------    -----    -----
Federal:
 Current...............................................  $ 383.1    258.5    255.7
 Deferred..............................................      8.9     35.5     14.3

State and local........................................     57.5     41.0     37.8

Non-U.S................................................     73.9     68.9     73.2
                                                         -------    -----    -----
 Income tax expense....................................  $ 523.4    403.9    381.0
                                                         =======    =====    =====

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                          1994      1993      1992
                                                          -----     -----     -----
Federal corporate statutory rate.......................   35.0%     34.8%     34.0%
 State and local taxes, less federal tax benefit.......    2.4       2.4       2.4
 Other.................................................    (.7)      (.9)       .1
                                                          ----      ----      ----
Effective income tax rate..............................   36.7%     36.3%     36.5%
                                                          ====      ====      ====

The principal components of deferred tax assets (liabilities) follow (dollars in millions):

                                                           1994        1993
                                                         --------     -------
Property, plant and equipment and intangibles..........  $(205.7)     (177.2)
Leveraged leases.......................................   (189.8)     (183.1)
Pension................................................    (42.0)      (37.1)
Accrued liabilities....................................    193.8       172.8
Postretirement benefits................................    119.2        41.1
Employee compensation and benefits.....................     78.7        83.3
Other..................................................     57.0        25.4
                                                         -------      ------
 Total deferred tax assets (liabilities)...............  $  11.2       (74.8)
                                                         =======      ======

At September 30, 1994 and 1993, respectively, net current deferred tax assets were $244.0 million and $219.4 million, and net noncurrent deferred tax liabilities were $232.8 million and $294.2 million. Total income taxes paid were approximately $535 million, $365 million and $315 million in 1994, 1993 and 1992, respectively.

(10)  OTHER FINANCIAL DATA
Items charged to earnings during the years ended September 30, 1994, 1993 and 1992, included the following (dollars in millions):

                                                                            1994      1993      1992
                                                                           ------     -----     -----
Research, new product development and product improvement costs..........  $298.2     272.4     244.8
Maintenance and repairs..................................................   155.1     138.9     126.8
Rent expense.............................................................   113.1     109.2     103.4

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $54 million in 1995 and decline substantially thereafter.

Other assets at September 30, 1994 and 1993, included the following (dollars in millions):

                                                         1994     1993
                                                        ------    -----
Equity investments....................................  $410.0    375.6
Investment in leveraged leases........................   201.1    203.4

The market value of the Company's equity investments in publicly traded companies exceeded the related carrying value by approximately $108 million and $78 million at September 30, 1994 and 1993, respectively.

Selected accrued expenses at September 30, 1994 and 1993, follow (dollars in millions):

                                                         1994     1993
                                                        ------    -----
Employee compensation.................................  $218.2    221.4
Insurance, including self-insurance...................   109.0    115.5
Taxes, excluding income taxes.........................    93.2     87.1
Warranty..............................................    84.4     68.7
Pension and profit-sharing plans......................    47.9     49.5
Interest..............................................    25.6     25.9

(11)  CONTINGENT LIABILITIES AND COMMITMENTS

At September 30, 1994, the Company had guaranteed $373 million of indebtedness of a 50-percent-owned joint venture, Vermont American Corporation. If required to perform under the guarantee, the Company will be indemnified for up to $146 million by its joint venture partner, Robert Bosch GmbH.

In the normal course of business prior to the distribution to stockholders of ESCO Electronics Corporation in 1990, the Company had guaranteed certain of ESCO's contracts with agencies of the U.S. Government or as a subcontractor. ESCO will pay the Company an annual fee of $7.4 million through 1995 in connection with the guaranteed contracts. The remaining backlog of work expected to be performed under contracts guaranteed by the Company totaled approximately $82 million at September 30, 1994. In certain circumstances, if ESCO fails to secure its obligation to indemnify the Company with respect to one or more of the guaranteed contracts, the Company will have the right to direct the removal and election of ESCO's Board of Directors until such time as conditions giving rise to this right are rectified. Management believes it is highly unlikely that the Company will incur a loss as a result of the guaranteed contracts, or that circumstances will arise under which the Company would exercise this right.

At September 30, 1994, there were no other known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that, in the opinion of management, are expected to be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

Emerson is in the process of acquiring several companies with combined annual sales of approximately $450 million. If completed, the total cost of these transactions would approximate $550 million. These companies include F.G. Wilson (Engineering) Ltd., a manufacturer of diesel generator sets located in the United Kingdom, and Control Techniques, plc, an industry leader in the design and production of electronic drives for electric motors. Prior to the proposed transaction, Emerson owned nearly 30 percent of Control Techniques.

<PAGE

(12)  INDUSTRY SEGMENT INFORMATION

The Company is engaged principally in the design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The products manufactured by the Company are classified into the following industry segments: Commercial and Industrial Components and Systems; and Appliance and Construction-Related Components. The Commercial and Industrial segment includes process control instrumentation, valves and systems; industrial motors and drives; industrial machinery, equipment and components; and electronics. The Appliance and Construction-Related segment consists of fractional horsepower motors; appliance components; heating, ventilating and air conditioning components; and tools. Summarized information about the Company's operations in each industry segment and geographic area follows (dollars in millions):


INDUSTRY SEGMENTS
(See note 2)
                                    Net Sales to               Income Before Income
                               Unaffiliated Customers      Taxes and Accounting Change           Total Assets
                               ----------------------     -----------------------------     ----------------------
                                1994    1993    1992       1994       1993        1992       1994    1993    1992
                               ------  ------  ------     ------     ------      ------     ------  ------  ------
Commercial and Industrial....   $4,947  4,891   4,079       675        656         534       5,009   4,816   3,603
Appliance and Construction-
 Related.....................    3,660  3,283   3,627       602        558         552       2,711   2,512   2,510
Corporate and other items*...       --     --      --       240         17          49         495     486     514
Interest expense.............       --     --      --       (89)      (119)        (91)         --      --      --
                                ------  -----   -----     -----      -----       -----       -----   -----   -----
 Total.......................   $8,607  8,174   7,706     1,428      1,112       1,044       8,215   7,814   6,627
                                ======  =====   =====     =====      =====       =====       =====   =====   =====

                                                          Depreciation and                 Capital
                                                        Amortization Expense             Expenditures
                                                       ----------------------       ----------------------
                                                        1994    1993    1992        1994     1993     1992
                                                       ------  ------  ------       ----     ----     ----
Commercial and Industrial............................   $215    202     148          161      137      121
Appliance and Construction-Related...................    145    135     143          156      148      210
Corporate and other items............................      5      4       4           15       21       15
                                                        ----    ---     ---          ---      ---      ---
 Total...............................................   $365    341     295          332      306      346
                                                        ====    ===     ===          ===      ===      ===

GEOGRAPHIC AREAS

                                    Net Sales to             Income Before Income
                               Unaffiliated Customers      Taxes and Accounting Change           Total Assets
                               ----------------------     -----------------------------     ----------------------
                                 1994    1993   1992       1994       1993        1992       1994    1993    1992
                               -------- ------ ------     ------     ------      ------     ------  ------  ------
United States................   $5,953   5,568  5,128       956        862         773       4,910   4,828   3,683
Europe.......................    1,933   1,948  2,075       147        162         160       2,140   1,893   2,091
Other Areas..................      721     658    503        85         71          62         840     759     453
Corporate and other items*...       --      --     --       240         17          49         495     486     514
Eliminations.................       --      --     --        --         --          --        (170)   (152)   (114)
                                ------   -----  -----     -----      -----       -----       -----   -----   -----
 Total.......................   $8,607   8,174  7,706     1,428      1,112       1,044       8,215   7,814   6,627
                                ======   =====  =====     =====      =====       =====       =====   =====   =====

*Income includes $242 million Aero gain in 1994.

(13)  QUARTERLY FINANCIAL INFORMATION (Unaudited)
(Dollars in millions except per share amounts)


FINANCIAL RESULTS
                                Net Sales        Gross Profit    Net Earnings
                            -----------------  ----------------  -------------
                              1994     1993      1994    1993     1994   1993
                            -------- --------  -------  -------  ------ ------
First Quarter*............  $2,009.5  1,983.8    706.1    687.6  178.0  163.2
Second Quarter............   2,116.5  2,056.7    745.7    714.4  194.3  177.7
Third Quarter.............   2,243.7  2,092.1    784.0    735.7  208.0  187.2
Fourth Quarter............   2,237.5  2,041.2    818.4    746.3  208.2  180.0
                            --------  -------  -------  -------  -----  -----
 Fiscal Year..............  $8,607.2  8,173.8  3,054.2  2,884.0  788.5  708.1
                            ========  =======  =======  =======  =====  =====

                                            Earnings Per        Dividends Per
                                            Common Share        Common Share
                                          ----------------      -------------
                                           1994      1993       1994     1993
                                          ------    ------      -------------
First Quarter*..........................  $ .79       .73        .39      .36
Second Quarter..........................    .87       .79        .39      .36
Third Quarter...........................    .93       .83        .39      .36
Fourth Quarter..........................    .93       .80        .39      .36
                                          -----      ----       ----     ----
 Fiscal Year............................  $3.52      3.15       1.56     1.44
                                          =====      ====       ====     ====

* Income before cumulative effect of change in accounting principle was $293.9 million, or $1.31 per common share, in the first quarter of 1994, reflecting the gain on sale of Aero and other non-recurring items (see notes 2 and 7).


- --------------------------------------------------------------------------------
Stock Prices

                                                Price Range Per Common Share
                                             ---------------------------------
                                                   1994             1993
                                             ----------------  ---------------
                                               High     Low     High     Low
                                             --------  ------  ------  -------
First Quarter..............................  $61       55 3/8  55 3/4  50 1/4
Second Quarter.............................   65 7/8   57 7/8  60      52 3/4
Third Quarter..............................   61 1/8   56 1/8  62 3/8  56 7/8
Fourth Quarter.............................   64       57      61 1/4  57 5/8

 Fiscal Year...............................  $65 7/8   55 3/8  62 3/8  50 1/4

Emerson Electric Co. common stock (Symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
EMERSON ELECTRIC CO.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1994, in conformity with generally accepted accounting principles.

As discussed in note 7 to the consolidated financial statements, effective October 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.


                             KPMG Peat Marwick LLP

St. Louis, Missouri
November 1, 1994