Form 10-K, Exhibit 13
period 1995-09-30
EMERSON ELECTRIC CO
filed 1995-12-21
CIK 32604

Financial Review                                                   Exhibit 13
RESULTS OF OPERATIONS
NET SALES
Emerson achieved record sales in fiscal 1995 of $10.0 billion, up $1.4 billion or 16.3 percent from 1994. The 1995 sales comparison reflects strong demand, impact of acquisitions and favorable exchange rates. Excluding the impact of acquisitions and currency, international sales increased nearly $500 million in 1995, or 15 percent, reflecting strong sales volume in all international regions. Domestic sales increased approximately $265 million, primarily due to moderate volume growth and slight price increases. New product sales, from products introduced in the past five years, increased approximately $460 million or 21.7 percent to a record $2.6 billion, representing nearly 26 percent of sales. See note 2 for additional discussion of the Company's acquisition and divestiture activity, which includes the U.K.-based F.G. Wilson and Control Techniques acquisitions in 1995.

The joint ventures in which Emerson is a partner had combined annual sales of $2.3 billion, $2.2 billion and $2.0 billion in 1995, 1994 and 1993, respectively, which were not consolidated in Emerson's financial statements. Emerson's proportionate share of the sales of its equity investees was $1.1 billion, $1 billion and $900 million, respectively. Joint ventures reported double-digit sales growth excluding the contribution of Control Techniques in 1994. Equity earnings were $63 million in 1995, up from $48 million and $38 million in 1994 and 1993, respectively, reflecting increased volume and margin improvement.

In 1994, sales were $8.6 billion, up $433 million or 5.3 percent from $8.2 billion in 1993. This sales performance was primarily attributable to a $358 million increase in domestic sales. Excluding acquisitions and divestitures, domestic sales increased more than 8 percent, reflecting strong sales volume and slight price increases. International sales increased approximately $135 million, excluding the impact of unfavorable exchange rates in 1994 of approximately $60 million. Several minor acquisitions, which contributed approximately $75 million to sales in 1994, were more than offset by the impact of the divestiture of the Aerospace unit of Rosemount Inc. New product sales increased $167 million or 8.6 percent to $2.1 billion, representing 24.6 percent of sales.

INTERNATIONAL SALES
International sales, including U.S. exports, increased 35 percent to a record $4.4 billion in 1995, representing nearly 44 percent of the Company's total sales. All major international regions achieved double-digit sales growth, highlighted by strong demand in Europe and continued rapid growth in Asia Pacific. International sales benefited from strong worldwide markets, favorable currency translation and acquisitions. Sales by non-U.S. subsidiaries were $3.6 billion in 1995, up $964 million or 36 percent from 1994. Excluding the impacts of acquisition and divestiture activity and currency, non-U.S. subsidiary sales increased 11 percent due to strong growth in all regions. U.S. exports increased $179 million, or 30 percent, to a record $768 million in 1995, reflecting strong export sales in the heating, ventilating and air conditioning and process control businesses.

In 1994, international sales increased $75 million, or 2.4 percent to $3.2 billion, representing approximately 38 percent of the Company's total sales. Asia Pacific sales, excluding Japan, experienced double-digit increases, with sales to China up approximately 20 percent. Sales by non-U.S. subsidiaries were $2.7 billion in 1994, up $48 million or 1.8 percent from 1993, despite unfavorable currency translation. European and

Canadian markets strengthened in the second half of the year, and continued solid growth in Latin American and other Asia Pacific subsidiaries more than offset the impact of the continued recession in Japan. U.S. exports increased $27 million to $589 million in 1994, while underlying export sales were up more than 8 percent despite the stronger dollar.

INDUSTRY SEGMENT SALES
Sales in the Commercial and Industrial segment were $6.0 billion in 1995, up $1.1 billion or 21.5 percent from 1994. Excluding acquisitions and divestitures, underlying sales of the segment increased approximately 13 percent, reflecting robust international demand, solid domestic growth, new products and favorable exchange rates. The underlying industrial motors and drives business achieved double-digit growth due to strong domestic and international capital goods demand, while total industrial motors and drives sales were further aided by the acquisition of F.G. Wilson and Control Techniques. The industrial components and equipment business realized a double-digit sales increase due to worldwide strength in the capital goods market. The process business also reported double-digit sales growth due to strengthening international demand for measurement, distributed control system and control valve products. Strong sales growth in the electronics business resulted from new product acceptance and strong domestic market demand.

Sales in the Appliance and Construction-Related segment were $4.0 billion in 1995, an increase of $341 million or 9.3 percent from 1994, primarily reflecting double-digit underlying international growth. Double-digit sales growth by the heating, ventilating and air conditioning business reflected strong international demand, further acceptance of new products and market penetration gains. The tools business reported strong sales growth due to domestic demand for hand tools, global demand for professional plumbing tools and an acquisition. The appliance components business reported strong sales growth due to international appliance market strength and an acquisition. Sales growth in the fractional horsepower motors business benefited from strength in the domestic market during the first half of the fiscal year.

In 1994, sales in the Appliance and Construction-Related segment increased $377 million, or 11.5 percent, to $3.7 billion, primarily reflecting strong domestic volume growth in all businesses. The largest sales gain was achieved by the heating, ventilating and air conditioning business, as it experienced a double-digit sales increase resulting from hot summer weather, strong demand for new products and market penetration gains. The fractional horsepower motors business realized a double-digit sales increase due to strong domestic end-market demand. The appliance components business also reported double-digit growth due to strong domestic demand, market penetration gains and an acquisition. Sales of the tools business increased moderately with double-digit sales gains in the second half of the year.

In 1994, sales in the Commercial and Industrial segment increased $56 million, or 1.1 percent, to $4.9 billion. Excluding acquisitions, the divestiture of the Aerospace unit of Rosemount Inc. and foreign exchange, sales of the segment increased approximately 3 percent, reflecting modest domestic sales volume gains, slight price increases and improved international sales in the second half of the year. The electronics business experienced double-digit growth primarily as a result of the introduction of new products and sales of environmental systems in the U.S. and Asia Pacific. Sales of the industrial components and equipment business increased modestly as European economies strengthened in the second half of the year. Sales of the industrial motors and drives business increased slightly as domestic gains were offset by weak international sales, which were impacted by unfavorable exchange rates. Sales of the underlying process control business increased slightly while total process control sales were negatively impacted by the divestiture.

                                      23

TOTAL COSTS AND EXPENSES
Cost of sales for 1995 was $6.5 billion, an increase of 16.7 percent over 1994, due primarily to increased sales volume. In 1994, cost of sales was $5.6 billion compared to $5.3 billion in 1993, an increase of 5.0 percent. Cost of sales as a percent of net sales was 64.7 percent in 1995 compared to 64.5 percent and 64.7 percent in 1994 and 1993, respectively. Gross profit margins have remained at high levels as a result of the Company's ongoing commitments to cost reduction efforts and productivity improvement programs.

Selling, general and administrative (SG&A) expenses were $1.9 billion, $1.7 billion and $1.6 billion in 1995, 1994 and 1993, respectively. As a percent of net sales, SG&A expenses were 19.3 percent in 1995 compared to 19.5 percent and
19.7 percent in 1994 and 1993, respectively. The decreases in SG&A expenses as a percent of net sales in 1995 and 1994 are due primarily to higher volume and ongoing cost reduction efforts, partially offset by increased investment in new product development and other revenue growth programs. The Company continued its commitment to new product development by increasing engineering and development expense 18.8 percent to a record $354 million in 1995, compared to $298 million and $272 million in 1994 and 1993, respectively.

Interest expense increased to $111 million in 1995 from $89 million in 1994 primarily due to additional debt issued to finance the F.G. Wilson and Control Techniques acquisitions. In 1994, interest expense decreased from $119 million in 1993 due to debt reduction resulting from strong operating cash flow.

The first quarter of 1995 included a $41 million preferential distribution from the S-B Power Tool joint venture and other non-recurring items. The net earnings impact of the non-recurring items was substantially offset by the adoption of SFAS No. 112. The first quarter of 1994 included a gain on sale of the Aerospace unit of Rosemount Inc. of $242 million and other non-recurring items of $50 million. Other non-recurring items principally consisted of severance and related costs arising from relocation of several operations, or workforce reductions, primarily in the Company's European process control and heating, ventilating and air conditioning businesses. The net earnings impact of these non-recurring items was substantially offset by the adoption of SFAS No. 106. See notes 2 and 7 for additional information.

Other deductions, net, was $63 million in 1995, compared to $50 million and $46 million in 1994 and 1993, respectively. The increase in other deductions, net, in 1995 is primarily due to additional goodwill amortization.

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECTS OF ACCOUNTING CHANGES
Income before income taxes and cumulative effects of changes in accounting principles included the S-B Power Tool distribution in 1995, the gain on sale of the Aerospace unit of Rosemount Inc. in 1994 and other non-recurring items in both years. Excluding these items, income increased approximately 15 percent, reflecting increased worldwide sales volume, acquisitions and improved international margins, partially offset by higher interest expense.

Income before interest expense, income taxes and accounting changes in the Commercial and Industrial segment increased $161 million, or 23.9 percent, to $836 million in 1995. This improvement is primarily a result of underlying strength in international markets, solid domestic growth and the F.G. Wilson and Control Techniques acquisitions. Income of the segment was 13.9 percent and
13.6 percent of net sales in 1995 and 1994, respectively, reflecting the increase in volume and ongoing cost reduction efforts.



Income in the Appliance and Construction-Related segment increased $82 million, or 13.6 percent, to $684
                                      24
million in 1995. As a percent of net sales, income of the segment was 17.1 percent in 1995 and 16.4 percent in 1994. These results reflect the increase in international sales volume and effect of prior year non-recurring items. See note 12 for additional information by industry segment and geographic area.

Excluding non-recurring items, income before income taxes and cumulative effect of accounting change increased 11 percent in 1994, reflecting increased domestic sales volume, improved underlying domestic and international operating margins and reduced interest expense. Income before interest expense, income taxes and accounting change in the Appliance and Construction-Related segment increased $44 million, or 7.9 percent, to $602 million in 1994, reflecting a solid increase in domestic sales volume in all businesses, partially offset by non-recurring items. Income in the Commercial and Industrial segment increased $19 million, or 2.9 percent, to $675 million in 1994, primarily resulting from a modest increase in domestic sales volume and ongoing cost reduction efforts. Excluding non-recurring items, margins improved in both segments.

INCOME TAXES
Income taxes before accounting changes were $531 million, $523 million and $404 million in 1995, 1994 and 1993, respectively. The effective income tax rate was
36.4 percent in 1995, compared to 36.7 percent in 1994 and 36.3 percent in 1993. The higher 1994 rate primarily reflects $95 million of income taxes on the divestiture of the Aerospace unit of Rosemount Inc.

CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES
Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," which establishes accounting standards for workers' compensation, disability and severance benefits. The Company recognized the obligation in the first quarter as a cumulative effect of change in accounting principle which decreased 1995 net earnings and earnings per common share by $21.3 million and $.10, respectively. The adoption of the statement does not have a material impact on the Company's ongoing results of operations.

Effective October 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that other postretirement benefits (primarily health care) be accrued over the service lives of employees. The Company recognized the transition obligation arising from service prior to adoption in the first quarter of 1994 as a cumulative effect of change in accounting principle which decreased 1994 net earnings and earnings per common share by $115.9 million and $.52, respectively. In addition, ongoing expense for these benefits increased to $27 million in 1994, compared to $16 million in 1993.

NET EARNINGS AND RETURN ON EQUITY
Net earnings for 1995 were a record $908 million, up 15.1 percent from $789 million in 1994. Net earnings as a percent of sales was 9.1 percent, compared to 9.2 percent in 1994 which represented the highest level achieved during the Company's consecutive years of increased earnings. Earnings per common share were a record $4.06 in 1995, up 15.3 percent from $3.52 in 1994. The 1995 acquisitions made a small contribution to earnings per share. Emerson achieved a return on average stockholders' equity of 19.7 percent compared to 19.1 percent in 1994 and 18.5 percent in 1993, respectively.

Net earnings for 1994 were up 11.4 percent from $708 million in 1993. Earnings per common share were up 11.7 percent from $3.15 in 1993.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY
The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure.

CASH FLOW
Emerson generated record operating cash flow of $1,142 million in 1995, compared to $1,097 million and $1,075 million in 1994 and 1993, respectively. Operating working capital was approximately 18 percent of sales in 1995, 1994 and 1993. Accounts receivable and inventories increased from September 30, 1994 due primarily to stronger 1995 operations, acquisitions and the impact of foreign exchange.

Capital expenditures were $421 million in 1995, up approximately 27 percent from $332 million in 1994. Capital expenditures increased 8.7 percent in 1994 from $306 million in 1993. Emphasis continues to be placed on programs designed to improve productivity by incorporating advanced processes and technology into existing facilities, cost reduction projects and new products. The Board of Directors has approved funding to nearly double the Company's worldwide production capacity of Copeland Compliant Scroll compressors, including construction of new facilities in Asia and Europe and expansion of U.S. capacity.

Dividends were a record $398 million ($1.78 per share) in 1995, compared with $350 million ($1.56 per share) in 1994 and $324 million ($1.44 per share) in 1993. During the fourth quarter, the Board of Directors voted to increase the quarterly cash dividend 14 percent to an annualized rate of $1.96 per share, an amount consistent with the Company's long-standing target payout ratio of 45 to 50 percent of prior year earnings.

Cash paid in connection with Emerson's purchase acquisitions was $236 million, $58 million and $1,263 million in 1995, 1994 and 1993, respectively. See note 2 for additional information.

LEVERAGE/CAPITALIZATION
Total debt increased to $1.6 billion from $1.2 billion in 1994, reflecting the acquisitions of F.G. Wilson and Control Techniques. See notes 2 and 3 for additional information. In 1994, strong operating cash flow and the net proceeds from the divestiture of the Aerospace unit of Rosemount Inc. of $206 million enabled the Company to reduce total debt $449 million from $1.6 billion in 1993 and fund net treasury stock purchases of $111 million.

The total debt to total capital ratio was 24.7 percent at year-end 1995, compared to 21.7 percent in 1994 and 29.3 percent in 1993. At September 30, 1995, net debt (total debt less cash and equivalents and short-term investments) was 23.3 percent of net capital, compared to 20.0 percent in 1994 and 27.9 percent in 1993. The Company's interest coverage ratio (income before income taxes, non-recurring items and interest expense divided by interest expense) was 13.9 times in 1995 compared to 15.0 times in 1994 and 10.3 times in 1993.

At year-end 1995, the Company maintained lines of credit of $975 million to support commercial paper and had available non-U.S. bank credit facilities of $500 million to support non-U.S. operations. In addition, as of September 30, 1995, the Company could issue up to $1 billion of debt securities under its shelf registration with the Securities and Exchange Commission. Subsequent to year end, the Company issued $250 million of 6.3%, 10-year notes which were used to reduce outstanding U.S. commercial paper.

Consolidated Statements of Earnings

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions except per share amounts)


                                                                       1995        1994        1993
                                                                     ---------    -------     -------

Net sales                                                            $10,012.9    8,607.2     8,173.8
                                                                     ---------    -------     -------
Costs and expenses:
  Cost of sales                                                        6,480.4    5,553.0     5,289.8
  Selling, general and administrative expenses                         1,933.2    1,679.6     1,606.6
  Interest expense                                                       110.6       88.5       119.2
  Gain on sale of business and other non-recurring items                 (34.3)    (192.0)          -
  Other deductions, net                                                   63.1       50.3        46.2
                                                                     ---------    -------     -------
    Total costs and expenses                                           8,553.0    7,179.4     7,061.8
                                                                     ---------    -------     -------
Income before income taxes and cumulative
 effects of changes in accounting principles                           1,459.9    1,427.8     1,112.0
Income taxes                                                             530.9      523.4       403.9
                                                                     ---------    -------     -------
Income before cumulative effects of changes
 in accounting principles                                                929.0      904.4       708.1
Cumulative effects of changes in accounting principles; $.10 and
 $.52 per common share, respectively                                     (21.3)    (115.9)          -
                                                                     ---------    -------     -------
Net earnings                                                         $   907.7      788.5       708.1
                                                                     =========    =======     =======
Earnings per common share                                            $    4.06       3.52        3.15
                                                                     =========    =======     =======

See accompanying notes to consolidated financial statements.
-----------------------------------------------------------------------------------------------------
NOTE:  Including the pretax impact of the cumulative effects of
accounting changes, income before income taxes would have been:      $ 1,424.9    1,237.8     1,112.0
                                                                     =========    =======     =======

Consolidated Balance Sheets

EMERSON ELECTRIC CO. AND SUBSIDIARIES
September 30
(Dollars in millions except per share amounts)

ASSETS
                                                                               1995             1994
                                                                             --------          -------
Current assets
  Cash and equivalents                                                       $  117.3            113.3
  Receivables, less allowances of $45.2 in 1995
   and $42.0 in 1994                                                          1,757.6          1,542.6
  Inventories:
    Finished products                                                           587.2            506.5
    Raw materials and work in process                                         1,015.4            885.7
                                                                             --------          -------
      Total inventories                                                       1,602.6          1,392.2
  Other current assets                                                          306.6            290.1
                                                                             --------          -------
    Total current assets                                                      3,784.1          3,338.2
                                                                             --------          -------
Property, plant and equipment
  Land                                                                          153.4            150.3
  Buildings                                                                     945.8            860.6
  Machinery and equipment                                                     2,950.5          2,671.0
  Construction in progress                                                      180.8            158.8
                                                                             --------          -------
                                                                              4,230.5          3,840.7
  Less accumulated depreciation                                               2,095.6          1,893.4
                                                                             --------          -------
    Property, plant and equipment, net                                        2,134.9          1,947.3
                                                                             --------          -------
Other assets
  Excess of cost over net assets of purchased businesses,
   less accumulated amortization of $304.4 in 1995 and $237.3 in 1994         2,384.9          1,862.9
  Other                                                                       1,095.1          1,066.6
                                                                             --------          -------
    Total other assets                                                        3,480.0          2,929.5
                                                                             --------          -------
                                                                             $9,399.0          8,215.0
                                                                             ========          =======

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                          1995     1994
                                                        --------  -------
Current liabilities
 Short-term borrowings and current
   maturities of long-term debt                         $1,387.1    923.3
 Accounts payable                                          740.2    611.4
 Accrued expenses                                          979.8    936.4
 Income taxes                                              173.6    146.2
                                                        --------  -------
   Total current liabilities                             3,280.7  2,617.3
                                                        --------  -------

Long-term debt                                             208.6    279.9
                                                        --------  -------

Other liabilities                                        1,038.9    976.0
                                                        --------  -------

Stockholders' equity
 Preferred stock of $2.50 par value per share.
   Authorized 5,400,000 shares; issued - none                  -        -
 Common stock of $1 par value per share.  Authorized
   400,000,000 shares; issued 238,338,503 shares in
   1995 and 1994                                           238.3    238.3
 Additional paid-in capital                                 15.0        -
 Retained earnings                                       5,128.3  4,619.1
 Cumulative translation adjustments                         17.0      8.7
                                                        --------  -------
                                                         5,398.6  4,866.1
 Less cost of common stock in treasury, 14,439,861
   shares in 1995 and 14,752,649 shares in 1994            527.8    524.3
                                                        --------  -------
   Total stockholders' equity                            4,870.8  4,341.8
                                                        --------  -------
                                                        $9,399.0  8,215.0
                                                        ========  =======

Consolidated Statements of Stockholders' Equity

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions except per share amounts)


                                                       1995      1994      1993
                                                     --------   -------   -------
Common stock                                         $  238.3     238.3     238.3
                                                     --------   -------   -------

Additional paid-in capital
 Beginning balance                                          -       4.1         -
 Stock plans                                             (4.7)     (3.5)      5.0
 Treasury stock issued for acquisitions and other        19.7       (.6)      (.9)
                                                     --------   -------   -------
 Ending balance                                          15.0         -       4.1
                                                     --------   -------   -------

Retained earnings
 Beginning balance                                    4,619.1   4,182.5   3,798.6
 Net earnings                                           907.7     788.5     708.1
 Cash dividends (per share:  1995, $1.78;
   1994, $1.56; 1993, $1.44)                           (398.5)   (349.9)   (324.2)
 Stock plans                                                -      (2.0)        -
                                                     --------   -------   -------
 Ending balance                                       5,128.3   4,619.1   4,182.5
                                                     --------   -------   -------

Cumulative translation adjustments
 Beginning balance                                        8.7     (69.1)    133.0
 Translation adjustments                                  8.3      77.8    (202.1)
                                                     --------   -------   -------
 Ending balance                                          17.0       8.7     (69.1)
                                                     --------   -------   -------

Treasury stock
 Beginning balance                                     (524.3)   (440.7)   (440.1)
 Acquired                                               (81.1)   (116.5)    (30.6)
 Issued under stock plans                                17.5      26.5      26.5
 Issued for acquisitions and other                       60.1       6.4       3.5
                                                     --------   -------   -------
 Ending balance                                        (527.8)   (524.3)   (440.7)
                                                     --------   -------   -------
Total stockholders' equity                           $4,870.8   4,341.8   3,915.1
                                                     ========   =======   =======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions)


                                                                    1995      1994       1993
                                                                  --------   -------   --------
Operating activities
 Net earnings                                                     $  907.7     788.5      708.1
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation                                                    303.0     274.0      269.3
     Amortization of intangibles                                     105.9      90.5       71.4
     Changes in operating working capital                           (190.9)    (82.4)      25.7
     Cumulative effects of changes in accounting principles           21.3     115.9          -
     Gain on sale of business and other non-recurring items,
      net of income taxes                                            (20.7)   (117.1)         -
     Other                                                            16.1      27.4         .3
                                                                  --------   -------   --------
      Net cash provided by operating activities                    1,142.4   1,096.8    1,074.8
                                                                  --------   -------   --------

Investing activities
 Capital expenditures                                               (420.7)   (332.3)    (305.6)
 Purchases of businesses, net of cash and equivalents acquired      (235.5)    (58.1)  (1,263.4)
 Proceeds from divestiture of businesses, net                          8.3     205.9          -
 Other                                                                20.6      (1.2)      74.9
                                                                  --------   -------   --------
      Net cash used in investing activities                         (627.3)   (185.7)  (1,494.1)
                                                                  --------   -------   --------

Financing activities
 Net increase (decrease) in short-term borrowings
   with maturities of 90 days or less                                177.7    (239.7)     726.4
 Proceeds from short-term borrowings                                   0.1     227.6       99.7
 Principal payments on short-term borrowings                         (28.8)   (266.8)    (132.7)
 Proceeds from long-term debt                                          2.4       4.6      190.4
 Principal payments on long-term debt                               (217.2)   (175.0)     (91.6)
 Net purchases of treasury stock                                     (51.3)   (110.8)      (8.2)
 Dividends paid                                                     (398.5)   (349.9)    (324.2)
                                                                  --------   -------   --------
      Net cash provided by (used in) financing activities           (515.6)   (910.0)     459.8
                                                                  --------   -------   --------
Effect of exchange rate changes on cash and equivalents                4.5      10.3      (18.8)
                                                                  --------   -------   --------
Increase in cash and equivalents                                       4.0      11.4       21.7
Beginning cash and equivalents                                       113.3     101.9       80.2
                                                                  --------   -------   --------
Ending cash and equivalents                                       $  117.3     113.3      101.9
                                                                  ========   =======   ========



Changes in operating working capital
 Receivables                                                      $  (85.2)    (93.2)     (11.5)
 Inventories                                                        (100.2)    (88.5)      53.4
 Other current assets                                                (32.1)     26.2       14.2
 Accounts payable                                                     47.2      96.0      (29.4)
 Accrued expenses                                                    (47.3)    (23.7)       6.9
 Income taxes                                                         26.7        .8       (7.9)
                                                                  --------   -------   --------
                                                                  $ (190.9)    (82.4)      25.7
                                                                  ========   =======   ========

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

Property, Plant and Equipment
The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment.

Excess of Cost Over Net Assets of Purchased Businesses
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values.
Excess of cost over net assets of purchased businesses is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years.

Revenue Recognition
The Company recognizes nearly all of its revenues through the sale of manufactured products as shipped.

Financial Instruments
The net amount to be paid or received under interest rate swap agreements is accrued over the life of the agreements as a separate component of interest expense. Gains and losses on currency option and forward exchange contracts are generally recognized in income with the underlying hedged transactions. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. net asset exposures are included in cumulative translation adjustments.




Income Taxes
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $620 million at September 30, 1995), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases where distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Earnings Per Common Share
Earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the applicable periods. The weighted average number of common shares outstanding was 223,753,018 shares, 224,232,225 shares, and 225,082,844 shares in 1995, 1994 and 1993, respectively.

Financial Presentation Changes
Certain prior year amounts have been reclassified to conform to the current year presentation.

(2)  BUSINESS COMBINATIONS AND DIVESTITURE

In the first quarter of 1995, the Company purchased F.G. Wilson (Engineering) Ltd., a United Kingdom-based manufacturer of diesel generator sets, for approximately $274 million. Emerson completed the acquisition of the remaining shares of Control Techniques, plc, a United Kingdom-based manufacturer of variable speed drives used for motor applications, in the second quarter of 1995 for approximately $227 million. F.G. Wilson and Control Techniques had combined annual sales of approximately $425 million in 1994. The 1995 increases in excess of cost over net assets of purchased businesses, receivables, inventories, and short-term borrowings reflect the impact of these acquisitions. In 1993, the Company purchased Fisher Controls International, Inc., and related operations for $1,254.7 million. Fisher is a worldwide manufacturer of control valves and control systems for major process industries.

Cash paid in connection with the Company's purchase acquisitions, which include several smaller businesses, follows (dollars in millions):

                                                      1995    1994   1993
                                                     -------  ----  -------
Fair value of assets acquired......................   $855.7  96.7  1,644.1
Less liabilities assumed...........................    227.0  38.6    380.7
Less notes and common stock issued to sellers......    393.2    -        -
                                                     -------  ----  -------
 Cash paid (net of cash and equivalents acquired)..   $235.5  58.1  1,263.4
                                                     =======  ====  =======

Earnings in the first quarter of fiscal 1995 included a $41.3 million preferential distribution from the S-B Power Tool Company joint venture
("S-B") which was substantially offset by other non-recurring items and the adoption of SFAS No. 112 (see note 7). Emerson has entered into an agreement for Robert Bosch GmbH to acquire Emerson's fifty-percent interest in S-B, subject to regulatory approvals, in late calendar 1996 and expects to recognize a gain upon completion of the transaction.

On December 14, 1993, the Company sold the Aerospace unit of its Rosemount Inc. subsidiary (fiscal 1993 sales of approximately $130 million) for $301 million ($206 million net of income taxes). The transaction resulted in a pretax gain of $242 million. The net earnings impact of this gain was substantially offset in the first quarter of 1994 by other non-recurring items ($50 million pretax impact) and the adoption of SFAS No. 106 (see note 7). Other non-recurring items principally consist of severance and related costs arising from relocation of several operations, or work force reductions, primarily in the Company's European process control and heating, ventilating and air conditioning businesses.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of the acquisitions and prior to the divestiture date.






(3)  SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings consist of commercial paper, notes issued to sellers in connection with business combinations and non-U.S. bank borrowings as follows (dollars in millions):

                                               United States       Non-U.S.
                                               --------------   -------------
                                                1995     1994    1995    1994
                                               -----    -----   -----   -----

Borrowings at year end......................   $860.6   502.2   458.0   264.2
Weighted average interest rate at year end..      6.0%    4.6%    5.0%    6.2%

The 1995 F.G. Wilson and Control Techniques acquisitions were partially financed by issuing notes to the sellers totaling 203 million British pounds. The Company has swapped 141 million British pounds with a weighted average interest rate of 6.9 percent to $223 million at U.S. commercial paper rates. The remaining British pound obligations have been designated as a partial hedge of the Company's U.K. net asset exposure.

In October 1992, in connection with the Fisher acquisition, the Company issued $1.275 billion of U.S. commercial paper and swapped these borrowings to a weighted average fixed rate of 4.6 percent. At September 30, 1994, approximately $650 million of the Company's floating interest rate borrowings remained swapped for periods expiring during 1995.

Excluding the impact of these swaps, interest expense would have been $120 million and $83 million, and the U.S. year-end weighted average interest rate would have been 6.3 percent and 4.9 percent in 1995 and 1994, respectively. At September 30, 1995, the Company had $700 million of floating interest rate obligations which have been capped at 7 percent throughout 1996.

Lines of credit amounting to $975 million were maintained with various banks at September 30, 1995, to support commercial paper and to assure availability of funds. These lines of credit are effective through various dates in 1996. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $635 million ($500 million unused) at September 30, 1995. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure the availability of funds at favorable interest rates. In addition, as of September 30, 1995, the Company could issue up to $1 billion of debt securities under its shelf registration with the Securities and Exchange Commission.

(4)  LONG-TERM DEBT
Long-term debt is summarized as follows (dollars in millions):

                                                                                  1995   1994
                                                                                 -----  -----
7 7/8% Eurodollar notes due 1998...............................................  $100.0  100.0
Medium-term notes due through 1996 swapped to a weighted average
 effective interest rate of 5.3 percent at September 30, 1995..................    53.5  153.5
8% convertible subordinated debentures due 1997 through 2011...................    38.5   45.6
Lease obligations payable in installments through 2009 with a weighted
 average interest rate of 6.5 percent at September 30, 1995....................    25.1   25.7
Other, principally notes payable in installments through 2006 with a weighted
 average interest rate of 5.6 percent at September 30, 1995....................    60.0  112.0
                                                                                 ------  -----
                                                                                  277.1  436.8
Less current maturities........................................................    68.5  156.9
                                                                                 ------  -----
 Total.........................................................................  $208.6  279.9
                                                                                 ======  =====

The 7 7/8% Eurodollar notes and $55 million of U.S. commercial paper have effectively been exchanged for non-U.S. dollar obligations due in 1998. The non-U.S. dollar obligations have an effective weighted average interest rate of
5.0 percent and 5.5 percent at September 30, 1995 and 1994, respectively, and are composed of 136 million Dutch guilders, 5 billion Japanese yen and 27 million Swiss francs. These non-U.S. dollar obligations have been designated as a partial hedge of the Company's non-U.S. dollar net asset exposure.

Long-term debt maturing during each of the four years after 1996 is $10.3 million, $130.2 million, $6.4 million and $1.9 million, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $121 million, $90 million and $126 million in 1995, 1994 and 1993, respectively.

(5)  FINANCIAL INSTRUMENTS

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.



As part of its currency hedging strategy, the Company utilizes option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. The Company and its subsidiaries had approximately $390 million and $225 million of contracts outstanding at September 30, 1995 and 1994, respectively. These contracts for the sale or purchase of European and other currencies generally mature within one year, and deferred gains and losses are not material.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. At September 30, 1995 and 1994, respectively, the market value of the Company's convertible debentures was $102 million and $101 million, compared to the related carrying value of $38.5 million and $45.6 million. Common stock has been reserved for the conversion of these debentures (see note 8). The fair values of derivative financial instruments were not material at September 30, 1995, and the estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 1995 and 1994.

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

Retirement plan expense for the years ended September 30, 1995, 1994 and 1993, follows (dollars in millions):

                                                               U.S. Plans                       Non-U.S. Plans
                                                      ----------------------------       ----------------------------
                                                       1995       1994       1993         1995       1994       1993
                                                      -------   --------   -------       ------     -------   -------
Defined benefit plans:
 Service cost (benefits earned during the period)..  $  28.0      27.9      23.5          7.7         7.2        7.8
 Interest cost.....................................     80.8      75.6      69.0         15.2        13.3       13.6
 Actual return on plan assets......................   (221.6)    (26.3)   (137.3)       (18.4)       (8.9)     (21.9)
 Net amortization and deferral.....................    113.5     (76.8)     38.2          5.1        (3.3)       8.8
                                                     -------   -------    -------       -----       -----      -----
   Net periodic pension expense (income)...........       .7        .4      (6.6)         9.6         8.3        8.3
Defined contribution and multiemployer plans.......     39.4      39.5      41.5          7.5         6.5        6.1
                                                     -------   -------    -------       -----       -----      -----
 Total retirement plan expense.....................  $  40.1      39.9      34.9         17.1        14.8       14.4
                                                     =======   =======    =======     =======       =====      =====

























The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of September 30, 1995 and 1994, follow (dollars in millions):

                                                                                 U.S. Plans           Non-U.S. Plans
                                                                              ---------------        ----------------
                                                                               1995       1994         1995      1994
                                                                             --------   -------      -------   ------
Accumulated benefit obligation...........................................    $  903.9     840.0       187.3      167.7
                                                                             ========   =======       =====      =====
Vested benefits included in accumulated benefit obligation...............    $  847.5     729.3       157.0      139.8
                                                                             ========   =======       =====      =====
Projected benefit obligation.............................................    $1,068.2   1,000.6       216.8      193.6
Plan assets at fair value (primarily corporate equity
 and fixed income securities)............................................     1,238.0   1,057.5       158.6      136.7
                                                                             --------   -------       -----      -----
   Plan assets in excess of (less than) projected benefit obligation.....       169.8      56.9       (58.2)     (56.9)
Unamortized transition amount............................................       (50.9)    (58.1)       (1.5)      (1.8)
Unrecognized net loss (gain).............................................       (42.8)     73.8        (9.0)      (3.5)
Unrecognized prior service costs.........................................        20.9      23.8         1.3        1.1
                                                                             --------   -------       -----      -----
 Pension asset (liability) recognized in the balance sheet...............    $   97.0      96.4       (67.4)     (61.1)
                                                                             ========   =======       ======     ======

For 1995, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets used in the actuarial calculations were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.6 percent, 4.2 percent and 8.8 percent for non-U.S. plans. For 1994, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.6 percent, 4.4 percent and 9.1 percent for non-U.S. plans.

(7)  POSTRETIREMENT PLANS AND POSTEMPLOYMENT BENEFITS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), which requires that these costs be accrued over the service lives of employees. The Company recognized the transition obligation arising from service prior to adoption in the first quarter of 1994 as a cumulative effect of change in accounting principle of $115.9 million (net of $74.1 million in related income tax benefits). In addition, prior to adoption the Company had recorded OPEB liabilities of approximately $100 million in accordance with Accounting Principles Board Opinion No. 16. The adoption of the statement does not have a material impact on the Company's ongoing results of operations.

Net postretirement plan expense for the years ended September 30, 1995 and 1994 follows (dollars in millions):

                                                          1995            1994
                                                         ------          -----
 Service cost.........................................   $  4.1            5.6
 Interest cost........................................     19.6           21.7
 Net amortization and deferral........................     (3.5)          ----
                                                         ------          -----
                                                         $ 20.2           27.3
                                                         ======          =====

Prior to the adoption of SFAS No. 106, postretirement plan expense was approximately $16 million in 1993. The actuarial present value of accumulated postretirement benefit obligations as of September 30, 1995 and 1994 follows (dollars in millions):

                                                          1995            1994
                                                         ------          -----
 Retirees.............................................   $168.2          186.5
 Fully eligible active plan participants..............     15.9           17.6
 Other active plan participants.......................     64.4           74.0
                                                         ------          -----
   Accumulated postretirement benefit obligation......    248.5          278.1
 Unrecognized net gain................................     48.1           27.7
 Unrecognized prior service benefit...................     12.4           ----
                                                         ------          -----
   Postretirement benefit liability...................   $309.0          305.8
                                                         ======          =====









The assumed discount rate used in measuring the obligation as of September 30, 1995 was 7.75 percent; the initial assumed health care cost trend rate was 9.0 percent, declining to 5.0 percent in the year 2004. The assumed discount rate used in measuring the obligation as of September 30, 1994 was 7.75 percent; the initial assumed health care cost trend rate was 11.0 percent, declining to 5.0 percent in the year 2001. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the obligation as of September 30, 1995 by approximately 5 percent and increase the 1995 postretirement plan expense by approximately 6 percent.

Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which establishes accounting standards for workers' compensation, disability and severance benefits. The Company recognized the obligation in the first quarter of 1995 as a cumulative effect of change in accounting principle of $21.3 million (net of $13.7 million in related income tax benefits). The adoption of the statement does not have a material impact on the Company's ongoing results of operations.

(8)  COMMON STOCK

The Company has various stock option plans which permit certain officers and employees to purchase common stock at specified prices. At September 30, 1995, 2,356,177 options were available for grant under these plans. Changes in the number of shares subject to option during 1995 follow:

                                                                                     Shares
                                                                          Average   Subject
                                                                           Price   to Option
                                                                          -------  ---------
Beginning of year.......................................................   $43.61  2,030,497
 Options granted........................................................    58.23    408,063
 Assumed options of acquired company....................................    16.31    208,592
 Options exercised (337,780 shares in 1994 and 419,730 shares in 1993)..    35.29   (356,281)
 Options canceled.......................................................    55.79    (49,453)
                                                                                   ---------
End of year.............................................................    44.78  2,241,418
                                                                                   =========
Exercisable at year end (1,019,440 shares in 1994)......................           1,185,020
                                                                                   =========

The 1993 Incentive Shares Plan authorizes the distribution of a maximum of 3 million shares of common stock to key management personnel. At September 30, 1995, 307,000 incentive shares had been issued and 1,455,382 rights to receive common shares had been awarded, contingent upon accomplishing certain objectives by 1997.

At September 30, 1995, 8,785,076 shares of common stock were reserved, including 7,358,750 shares for issuance under the Company's stock plans and 1,426,326 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $26.97 per share. During 1995, 1,229,900 treasury shares were acquired and 1,542,688 treasury shares were issued.

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

The principal components of income tax expense follow (dollars in millions):


                                                                        1995     1994     1993
                                                                      -------    -----   -----
Federal:
 Current............................................................  $ 301.5    383.1   258.5
 Deferred...........................................................     46.3      8.9    35.5
State and local.....................................................     49.8     57.5    41.0
Non-U.S.............................................................    133.3     73.9    68.9
                                                                      -------    -----   -----
 Income tax expense.................................................  $ 530.9    523.4   403.9
                                                                      =======    =====   =====













The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                                         1995     1994    1993
                                                                        ------   ------  ------
Federal corporate statutory rate....................................     35.0%    35.0%   34.8%
 State and local taxes, less federal tax benefit....................      2.2      2.4     2.4
 Other..............................................................      (.8)     (.7)    (.9)
                                                                         -----    -----   -----
Effective income tax rate...........................................     36.4%    36.7%   36.3%
                                                                         =====    =====   =====

The principal components of deferred tax assets (liabilities) follow (dollars in millions):

                                                                                   1995           1994
                                                                                 -------         ------
Property, plant and equipment and intangibles..............................      $(242.5)        (205.7)
Leveraged leases...........................................................       (196.4)        (189.8)
Pension....................................................................        (42.7)         (42.0)
Accrued liabilities........................................................        207.3          193.8
Postretirement and postemployment benefits.................................        132.7          119.2
Employee compensation and benefits.........................................         86.9           78.7
Other......................................................................         61.3           57.0
                                                                                 -------         ------
 Total deferred tax assets (liabilities)...................................      $   6.6           11.2
                                                                                 =======         ======

At September 30, 1995 and 1994, respectively, net current deferred tax assets were $232.8 million and $244.0 million, and net noncurrent deferred tax liabilities were $226.2 million and $232.8 million. Total income taxes paid were approximately $485 million, $535 million and $365 million in 1995, 1994 and 1993, respectively.

(10)  OTHER FINANCIAL DATA

Items charged to earnings during the years ended September 30, 1995, 1994 and 1993, included the following (dollars in millions):

                                                                       1995      1994      1993
                                                                      ------    -----     -----
Research, new product development and product improvement costs..     $354.2    298.2     272.4
Rent expense.....................................................      129.2    113.1     109.2

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $63 million in 1996 and decline substantially thereafter.

Other assets at September 30, 1995 and 1994, included the following (dollars in millions):

                                                    1995      1994
                                                  ------     -----
Equity investments............................    $415.8     410.0
Investment in leveraged leases................     198.4     201.1

The market value of the Company's equity investments in publicly traded companies exceeded the related carrying value by approximately $149 million and $108 million at September 30, 1995 and 1994, respectively.

Selected accrued expenses at September 30, 1995 and 1994, follow (dollars in millions):

                                                   1995       1994
                                                  ------     -----
Employee compensation.........................    $236.0     218.2
Insurance, including self-insurance...........     110.8     109.0
Taxes, excluding income taxes.................      98.2      93.2
Warranty......................................      86.1      84.4
Pension and profit-sharing plans..............      51.7      47.9
Interest......................................      26.6      25.6

(11)  CONTINGENT LIABILITIES AND COMMITMENTS

At September 30, 1995, the Company had guaranteed $370 million of indebtedness of a 50-percent-owned joint venture, Vermont American Corporation. If required to perform under the guarantee, the Company will be indemnified for up to $147 million by its joint venture partner, Robert Bosch GmbH.

At September 30, 1995, there were no other known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that, in the opinion of management, are expected to be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

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

Industry Segments
(See note 2)
                                                         Income Before Income
                                    Net Sales to               Taxes and
                               Unaffiliated Customers     Accounting Changes            Total Assets
                               ----------------------    ----------------------    -----------------------
                                 1995    1994   1993      1995     1994    1993     1995      1994    1993
                               --------  -----  -----    -----    -----   -----    -----    ------   -----
Commercial and Industrial.....  $ 6,012  4,947  4,891      836      675     656    6,076     5,009   4,816
Appliance and Construction-
 Related......................    4,001  3,660  3,283      684      602     558    2,794     2,711   2,512
Corporate and other items*....        -      -      -       51      240      17      529       495     486
Interest expense..............        -      -      -     (111)     (89)   (119)       -         -       -
                               --------  -----  -----  -------    -----   -----    -----   -------   -----
 Total........................  $10,013  8,607  8,174    1,460    1,428   1,112    9,399     8,215   7,814
                               ========  =====  =====  =======    =====   =====    =====   =======   =====


                                                           Depreciation and               Capital
                                                         Amortization Expense          Expenditures
                                                        ----------------------    ----------------------
                                                         1995    1994    1993       1995    1994    1993
                                                        ------   -----   -----     -----   -----   -----
Commercial and Industrial............................   $  254     215     202       214     161     137
Appliance and Construction-Related...................      149     145     135       195     156     148
Corporate and other items............................        6       5       4        12      15      21
                                                        ------   -----   -----     -----   -----   -----
 Total...............................................   $  409     365     341       421     332     306
                                                        ======   =====   =====     =====   =====   =====











Geographic Areas
(By origin)
                                                        Income Before Income
                                    Net Sales to              Taxes and
                               Unaffiliated Customers    Accounting Changes            Total Assets
                               ----------------------  -----------------------    -----------------------
                                 1995    1994   1993     1995     1994    1993      1995     1994    1993
                               --------  -----  -----  -------   -----   -----     -----   ------   -----
United States.................  $ 6,395  5,953  5,568    1,031     956     862     5,119    4,910   4,828
Europe........................    2,668  1,933  1,948      244     147     162     2,983    2,140   1,893
Other Areas...................      950    721    658      134      85      71       953      840     759
Corporate and other items*....        -      -      -       51     240      17       529      495     486
Eliminations..................        -      -      -        -       -       -      (185)    (170)   (152)
                                -------  -----  -----   ------   -----   -----     -----   ------   -----
 Total........................  $10,013  8,607  8,174    1,460   1,428   1,112     9,399    8,215   7,814
                                =======  =====  =====   ======   =====   =====     =====   ======   =====

*Income includes $41 million S-B Power Tool preferential distribution in 1995 and $242 million gain on sale of the Aerospace unit of Rosemount Inc. in 1994.

(13)  QUARTERLY FINANCIAL INFORMATION (Unaudited)
(Dollars in millions except per share amounts)

Financial Results
                          Net Sales         Gross Profit    Net Earnings
                     -------------------  ----------------  ------------
                        1995      1994     1995     1994    1995   1994
                     ----------  -------  -------  -------  -----  -----
First Quarter*.....   $ 2,284.6  2,009.5    792.0    706.1  203.4  178.0
Second Quarter.....     2,514.1  2,116.5    878.9    745.7  227.1  194.3
Third Quarter......     2,629.7  2,243.7    922.7    784.0  239.5  208.0
Fourth Quarter.....     2,584.5  2,237.5    938.9    818.4  237.7  208.2
                      ---------  -------  -------  -------  -----  -----
  Fiscal Year......   $10,012.9  8,607.2  3,532.5  3,054.2  907.7  788.5
                      =========  =======  =======  =======  =====  =====

                             Earnings Per     Dividends Per
                             Common Share      Common Share
                             ------------     --------------
                             1995    1994     1995      1994
First Quarter*.............  $ .91    .79      .43       .39
Second Quarter.............   1.02    .87      .43       .39
Third Quarter..............   1.07    .93      .43       .39
Fourth Quarter.............   1.06    .93      .49       .39
                             -----   ----     ----      ----
  Fiscal Year..............  $4.06   3.52     1.78      1.56
                             =====   ====     ====      ====

*Income before cumulative effects of changes in accounting principles was $224.7
 ($1.01 per common share) and $293.9 ($1.31 per common share) in the first quarter of 1995 and 1994, respectively, reflecting non-recurring items (see notes 2 and 7).
--------------------------------------------------------------------------------
Stock Prices

                                       Price Range Per Common Share
                                 ----------------------------------------
                                       1995                   1994
                                 ----------------------------------------
                                   High       Low        High       Low
                                 -------     ------     ------     ------
First Quarter.................   $64 1/4     57 1/4     61         55 3/8
Second Quarter................    67 1/8     61 1/2     65 7/8     57 7/8
Third Quarter.................    72         64 1/8     61 1/8     56 1/8
Fourth Quarter................    75 3/8     69 3/4     64         57
  Fiscal Year.................   $75 3/8     57 1/4     65 7/8     55 3/8

Emerson Electric Co. common stock (Symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

Independent Auditors' Report


The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in note 7 to the consolidated financial statements, effective October 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions and effective October 1, 1994, the Company changed its method of accounting for postemployment benefits.


/s/ KPMG Peat Marwick LLP
St. Louis, Missouri
November 1, 1995

