Form 10-K, Exhibit 13
period 1996-09-30
EMERSON ELECTRIC CO
filed 1996-12-19
CIK 32604

Financial Review                                                     Exhibit 13

RESULTS OF OPERATIONS

NET SALES
Sales for 1996 were a record $11.1 billion, an increase of $1.1 billion or 11.4 percent from 1995. More than half the sales increase was attributable to strong international demand and moderate domestic growth with the remainder due to acquisitions. International sales increased approximately $480 million due to solid growth in Europe, continued rapid growth in Asia-Pacific and acquisitions, partially offset by unfavorable foreign currency translation. Domestic sales increased approximately $655 million, benefiting from solid gains in the heating, ventilating and air conditioning business, very strong gains in the electronics business, acquisitions and slight price increases. New product sales, from products introduced in the past five years, increased approximately $815 million or 32 percent to a record $3.4 billion, representing 30 percent of sales. See note 2 for additional discussion of the Company's acquisitions.

In 1995, sales were $10.0 billion, up $1.4 billion or 16.3 percent from 1994. This sales comparison reflected strong demand, impact of acquisitions and favorable exchange rates. Excluding the impact of acquisitions and currency, international sales increased nearly $500 million in 1995, or 15 percent, reflecting strong sales volume in all international regions. Domestic sales increased approximately $265 million, primarily due to moderate volume growth and slight price increases. New product sales increased 21.7 percent in 1995 to $2.6 billion, representing nearly 26 percent of sales.

INTERNATIONAL SALES
International sales, including U.S. exports, increased 11 percent to a record $4.9 billion in 1996, representing approximately 44 percent of the Company's total sales. Sales by non-U.S. subsidiaries were $4.0 billion in 1996, up $364 million or 10 percent from 1995. International sales increased more than 7 percent excluding acquisitions and the unfavorable impact of currency. All major geographic regions except Canada reported solid sales growth, highlighted by very strong performance in Asia-Pacific and Latin America. U.S. exports increased $117 million, or 15 percent to a record $885 million, led by continued strong sales gains in the process and heating, ventilating and air conditioning businesses.

In 1995, international sales, including U.S. exports, increased 35 percent to $4.4 billion. All major international regions achieved double-digit sales growth, highlighted by strong demand in Europe and rapid growth in Asia-Pacific. International sales benefited from strong worldwide markets, favorable currency translation and acquisitions. Sales by non-U.S. subsidiaries were $3.6 billion in 1995, up $964 million or 36 percent from 1994. Excluding the impacts of acquisition and divestiture activity and currency, non-U.S. subsidiary sales increased 11 percent due to strong growth in all regions. U.S. exports increased $179 million, or 30 percent, to $768 million in 1995, reflecting strong export sales in the heating, ventilating and air conditioning and process businesses.

INDUSTRY SEGMENT SALES
Sales in the Commercial and Industrial segment were $6.6 billion, up $623 million or 10.4 percent from 1995, reflecting strong international demand, modest domestic growth and acquisitions. The process business reported very strong sales gains due to excellent international demand and product line acquisitions. The electronics business experienced excellent sales growth, reflecting very strong domestic markets, the success of new products, and recent acquisitions that enhanced service offerings. The industrial motors and drives business achieved very strong sales growth benefiting from strong performances by F.G. Wilson and Control Techniques. The industrial components and equipment business reported modest sales gains reflecting solid international demand.

Sales in the Appliance and Construction-Related segment were $4.5 billion, up $514 million or 12.8 percent from 1995 due to solid international growth, moderate domestic demand and Vermont American which the Company began consolidating into its financial statements in 1996. The heating, ventilating and air conditioning business reported strong sales gains driven by worldwide demand and acceptance of new Copeland Compliant Scroll products. Sales of the underlying tools business increased moderately, reflecting higher Sears demand and the continued acceptance of new products. The fractional motors and appliance components business increased modestly due to a strong domestic household appliance industry during the second half of the fiscal year.

In 1995, sales in the Commercial and Industrial segment increased $1.1 billion, or 21.5 percent from 1994. Underlying sales (excluding acquisitions and divestitures) increased approximately 13 percent, reflecting robust international demand, solid domestic growth, new products and favorable exchange rates. The underlying industrial motors and drives business achieved robust growth due to strong domestic and international capital goods demand, while total industrial motors and drives sales were further aided by the acquisitions of F.G. Wilson and Control Techniques. The industrial components and equipment business realized a very strong sales increase due to worldwide strength in the capital goods market. The process business also reported very strong sales growth due to strengthening international demand for measurement, distributed control system and control valve products. Strong sales growth in the electronics business resulted from new product acceptance and strong domestic market demand.

In 1995, sales in the Appliance and Construction-Related segment increased $341 million or 9.3 percent from 1994, primarily reflecting strong underlying international growth. Very strong sales growth by the heating, ventilating and air conditioning business reflected strong international demand, further acceptance of new products and market penetration gains. The tools business reported strong sales growth due to domestic demand for hand tools, global demand for professional plumbing tools and an acquisition. The appliance components business reported strong sales growth due to international appliance market strength and an acquisition. Sales growth in the fractional motors business benefited from strength in the domestic market during the first half of the fiscal year.

TOTAL COSTS AND EXPENSES
Cost of sales for 1996 was $7.2 billion, an increase of 10.6 percent, due primarily to increased sales volume. In 1995, cost of sales was $6.5 billion, compared to $5.6 billion in 1994, an increase of 16.7 percent. Cost of sales as a percent of net sales was 64.3 percent in 1996 com-pared to 64.7 percent and 64.5 percent in 1995 and 1994, respectively. Gross profit margins have remained at high levels as a result of the Company's ongoing commitment to cost reduction efforts and productivity improvement programs.

Selling, general and administrative (SG&A) expenses were $2.2 billion, $1.9 billion and $1.7 billion in 1996, 1995 and 1994, respectively. As a percent of net sales, SG&A expenses were 19.6 percent in 1996 compared to 19.3 percent and
19.5 percent in 1995 and 1994, respectively. The increase in SG&A expenses as a percent of net sales in 1996 reflects increased investment in new product development and other revenue growth programs and acquisitions, partially offset by ongoing cost reduction efforts. The decrease in SG&A expenses as a percent of net sales in 1995 was due primarily to higher volume and ongoing cost reduction efforts, partially offset by investment in new product development and other revenue growth programs. The Company continued its commitment to new product development by increasing engineering and development expense 13 percent to a record $399 million in 1996, compared to $354 million and $298 million in 1995 and 1994, respectively.

Interest expense increased to $127 million in 1996 from $111 million in 1995 due to acquisitions. In 1995, interest expense increased from $89 million primarily due to the additional debt issued to finance the F.G. Wilson and Control Techniques acquisitions.

The fourth quarter of 1996 included a $78 million gain from the disposition of Emerson's interest in the S-B Power Tool joint venture ("S-B"). The impact of this gain was substantially offset by costs arising from divestiture of operations, write-off of discontinued product line assets and relocation of several production facilities. The first quarter of 1995 included a $41 million preferential distribution from S-B and other non-recurring items. The first quarter of 1994 included a gain on sale of the Aerospace unit of Rosemount Inc. of $242 million and other non-recurring items of $50 million. See note 2 for additional information. Other deductions, net, was $57 million in 1996, compared to $63 million and $50 million in 1995 and 1994, respectively.

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECTS OF ACCOUNTING CHANGES Income before income taxes and cumulative effects of accounting changes increased $149 million, or 10.2 percent, to $1,609 million in 1996. Excluding non-recurring items, income before income taxes increased approximately 13 percent in 1996, reflecting worldwide sales volume, improved margins and acquisitions, partially offset by higher interest expense.

Income before interest expense, income taxes and accounting changes in the Commercial and Industrial segment increased $90 million, or 10.8 percent, to $926 million in 1996. This improvement is primarily a result of underlying strength in international markets, modest domestic growth and acquisitions. Income of the segment was 14.0 percent and 13.9 percent of net sales in 1996 and 1995.

Income in the Appliance and Construction-Related segment increased $91 million, or 13.3 percent, to $775 million in 1996. As a percent of net sales, income of the segment was 17.2 percent in 1996 and 17.1 percent in 1995. These results reflect solid underlying growth, acquisitions and ongoing cost reduction efforts.

Excluding non-recurring items, income before income taxes and cumulative effects of accounting changes increased approximately 15 percent in 1995, reflecting increased worldwide sales volume, acquisitions and improved international margins, partially offset by higher interest expense. Income before interest expense, income taxes and accounting changes in the Commercial and Industrial segment increased $161 million, or 23.9 percent, to $836 million in 1995. This improvement was primarily a result of underlying strength in

24
international markets, solid domestic growth and the F.G. Wilson and Control Techniques acquisitions. Income of the segment was 13.9 percent and 13.6 percent of net sales in 1995 and 1994, respectively, reflecting the increase in volume and ongoing cost reduction efforts. Income in the Appliance and Construction-Related segment increased $82 million, or 13.6 percent, to $684 million in 1995. As a percent of net sales, income of the segment was 17.1 percent in 1995 and 16.4 percent in 1994. These results reflect the increase in international sales volume and effect of prior year non-recurring items. See note 13 for additional information by industry segment and geographic area.

INCOME TAXES
Income taxes before accounting changes were $590 million, $531 million and $523 million in 1996, 1995 and 1994, respectively. The effective income tax rate was
36.7 percent in 1996, compared to 36.4 percent in 1995 and 36.7 percent in 1994, reflecting acquisition and divestiture activity. The higher 1994 rate was primarily due to $95 million of income taxes on the divestiture of the Aerospace unit of Rosemount, Inc.

CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES
Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," which establishes accounting standards for workers' compensation, disability and severance benefits. The Company recognized the obligation in the first quarter of 1995 as a cumulative effect of change in accounting principle which decreased 1995 net earnings and earnings per common share by $21.3 million and $.10, respectively. The adoption of the statement does not have a material impact on the Company's ongoing results of operations.

Effective October 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that other postretirement benefits (primarily health care) be accrued over the service lives of employees. The Company recognized the transition obligation arising from service prior to adoption in the first quarter of 1994 as a cumulative effect of change in accounting principle which decreased 1994 net earnings and earnings per common share by $115.9 million and $.52, respectively. The impact of the accounting changes was substantially offset by other non-recurring items in 1995 and 1994.

NET EARNINGS AND RETURN ON EQUITY
Net earnings for 1996 were a record $1.0 billion, up 12.2 percent from $908 million in 1995. Net earnings as a percent of sales was 9.1 percent in 1996 and 1995. Earnings per common share were a record $4.55 in 1996, up 12.1 percent from $4.06 in 1995. In 1996 and 1995, acquisitions made a small contribution to earnings per share. Emerson achieved a return on average stockholders' equity of 19.9 percent compared to 19.7 percent and 19.1 percent in 1995 and 1994, respectively. Net earnings for 1995 were up 15.1 percent from $789 million in 1994. Earnings per common share were up 15.3 percent from $3.52 in 1994.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY
The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short and long-term basis. The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. See notes 1, 3, 4 and 5 for additional information.

CASH FLOW
Emerson generated record operating cash flow of $1,317 million in 1996, compared to $1,142 million and $1,097 million in 1995 and 1994, respectively. Operating working capital was approximately 18 percent of sales in 1996, 1995 and 1994. Accounts receivable increased from September 30, 1995 due to stronger operations and acquisitions.

Capital expenditures were $514 million in 1996, up approximately 22 percent from $421 million in 1995. Significant investments were made for the construction of new facilities in Europe and Asia and expansion in the U.S. to support doubling of the Company's worldwide production capacity of Copeland Compliant Scroll compressors. Capital expenditures increased approximately 27 percent in 1995 from $332 million in 1994. Emphasis continues to be placed on programs designed to improve productivity by incorporating advanced processes and technology into existing facilities, cost reduction projects and new products.

Dividends were a record $439 million ($1.96 per share) in 1996, compared with $398 million ($1.78 per share) in 1995 and $350 million ($1.56 per share) in 1994. In November 1996, the Board of Directors voted to increase the quarterly cash dividend 10.2 percent to an annualized rate of $2.16 per share.

Cash paid in connection with Emerson's purchase acquisitions was $300 million, $236 million and $58 million in 1996, 1995 and 1994, respectively. See note 2 for additional information.

LEVERAGE/CAPITALIZATION
Total debt increased to $1.7 billion from $1.6 billion in 1995, reflecting the impact of acquisitions. In 1995, total debt increased to $1.6 billion from $1.2 billion reflecting the acquisitions of F.G. Wilson and Control Techniques. The Company issued $250 million of 6.3%, 10-year notes in 1996 which were used to reduce outstanding U.S. commercial paper. See notes 2, 3 and 4 for additional information.

The total debt to capital ratio was 24.5 percent at year-end 1996, compared to
24.7 percent in 1995 and 21.7 percent in 1994. At September 30, 1996, net debt (total debt less cash and equivalents and short-term investments) was 22.9 percent of net capital, compared to 23.3 percent in 1995 and 20.0 percent in 1994. The Company's interest coverage ratio (income before income taxes, non-recurring items and interest expense divided by interest expense) was 13.7 times in 1996 compared to 13.9 times in 1995 and 15.0 times in 1994.

At year-end 1996, the Company and its subsidiaries maintained lines of credit amounting to $1.3 billion to support commercial paper and had available non-U.S. bank credit facilities of $505 million to support non-U.S. operations. Lines of credit totaling $660 million are effective until 2001 with the remainder through various dates in 1997. These lines of credit and bank credit facilities assure the availability of funds at prevailing interest rates. In addition, as of September 30, 1996, the Company could issue up to $750 million of additional debt securities under its shelf registration with the Securities and Exchange Commission.

In November 1996, the Board of Directors of the Company approved a share repurchase program. The Board also declared a two-for-one split of the Company's common stock, subject to shareholder approval to increase authorized common stock and decrease the par value. See note 12 for additional information.

Consolidated Statements of Earnings

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions except per share amounts)

                                                                                                1996      1995       1994
                                                                                             ---------  --------   -------
Net sales                                                                                    $11,149.9  10,012.9   8,607.2
                                                                                             ---------  --------   -------
Costs and expenses:
 Cost of sales                                                                                 7,165.0   6,480.4   5,553.0
 Selling, general and administrative expenses                                                  2,192.0   1,933.2   1,679.6
 Interest expense                                                                                126.9     110.6      88.5
 Gain on sale of business and other non-recurring items                                              -     (34.3)   (192.0)
 Other deductions, net                                                                            57.0      63.1      50.3
                                                                                             ---------  --------   -------
   Total costs and expenses                                                                    9,540.9   8,553.0   7,179.4
                                                                                             ---------  --------   -------
Income before income taxes and cumulative
  effects of changes in accounting principles                                                  1,609.0   1,459.9   1,427.8
Income taxes                                                                                     590.5     530.9     523.4
                                                                                             ---------  --------   -------
Income before cumulative effects of changes in accounting principles                           1,018.5     929.0     904.4

Cumulative effects of changes in accounting principles;
 $.10 and $.52 per common share, respectively                                                        -     (21.3)   (115.9)
                                                                                             ---------  --------   -------
Net earnings                                                                                 $ 1,018.5     907.7     788.5
                                                                                             =========  ========   =======
Earnings per common share                                                                    $    4.55      4.06      3.52
                                                                                             =========   ========  =======

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------------------------------------------------

NOTE:  Including the pretax impact of the cumulative effects of accounting
changes, income before income taxes would have been:                                         $ 1,609.0   1,424.9   1,237.8
                                                                                             =========  ========   =======

27

Consolidated Balance Sheets

EMERSON ELECTRIC CO. AND SUBSIDIARIES

September 30
(Dollars in millions except per share amounts)

ASSETS
                                                                            1996            1995
                                                                         ---------        -------
Current assets

 Cash and equivalents                                                    $   149.0          117.3
 Receivables, less allowances of $50.3 in 1996
   and $45.2 in 1995                                                       1,979.8        1,757.6
 Inventories:
   Finished products                                                         720.7          587.2
   Raw materials and work in process                                       1,023.2        1,015.4
                                                                         ---------        -------
     Total inventories                                                     1,743.9        1,602.6
 Other current assets                                                        314.5          306.6
                                                                         ---------        -------
   Total current assets                                                    4,187.2        3,784.1
                                                                         ---------        -------

Property, plant and equipment

 Land                                                                        166.2          153.4
 Buildings                                                                 1,043.2          945.8
 Machinery and equipment                                                   3,391.1        2,950.5
 Construction in progress                                                    265.1          180.8
                                                                         ---------        -------
                                                                           4,865.6        4,230.5
 Less accumulated depreciation                                             2,414.8        2,095.6
                                                                         ---------        -------
   Property, plant and equipment, net                                      2,450.8        2,134.9
                                                                         ---------        -------

Other assets
 Excess of cost over net assets of purchased businesses,
   less accumulated amortization of $443.7 in 1996 and $304.4 in 1995      2,779.2        2,384.9

 Other                                                                     1,063.8        1,095.1
                                                                         ---------        -------
   Total other assets                                                      3,843.0        3,480.0
                                                                         ---------        -------
                                                                         $10,481.0        9,399.0
                                                                         =========        =======

See accompanying notes to consolidated financial statements.


LIABILITIES AND STOCKHOLDERS' EQUITY
                                                           1996      1995
                                                        ---------   -------
Current liabilities
 Short-term borrowings and current
   maturities of long-term debt                         $   967.0   1,387.1
 Accounts payable                                           791.3     740.2
 Accrued expenses                                         1,063.3     979.8
 Income taxes                                               199.5     173.6
                                                        ---------   -------
   Total current liabilities                              3,021.1   3,280.7
                                                        ---------   -------

Long-term debt                                              772.6     208.6
                                                        ---------   -------

Other liabilities                                         1,333.9   1,038.9
                                                        ---------   -------

Stockholders' equity
 Preferred stock of $2.50 par value per share.
   Authorized 5,400,000 shares; issued - none                   -         -
 Common stock of $1 par value per share.  Authorized
   400,000,000 shares; issued 238,338,503 shares in
   1996 and 1995                                            238.3     238.3
 Additional paid-in capital                                  12.3      15.0
 Retained earnings                                        5,707.7   5,128.3
 Cumulative translation adjustments                         (29.2)     17.0
                                                        ---------   -------
                                                          5,929.1   5,398.6
 Less cost of common stock in treasury, 14,618,576
   shares in 1996 and 14,439,861 shares in 1995             575.7     527.8
                                                        ---------   -------
   Total stockholders' equity                             5,353.4   4,870.8
                                                        ---------   -------
                                                        $10,481.0   9,399.0
                                                        =========   =======

29

Consolidated Statements of Stockholders' Equity

EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions except per share amounts)


                                                       1996       1995     1994
                                                     --------   -------   -------
Common stock                                         $  238.3     238.3     238.3
                                                     --------   -------   -------
Additional paid-in capital
 Beginning balance                                       15.0         -       4.1
 Stock plans                                               .1      (4.7)     (3.5)
 Treasury stock issued for acquisitions and other        (2.8)     19.7       (.6)
                                                     --------   -------   -------
 Ending balance                                          12.3      15.0         -
                                                     --------   -------   -------

Retained earnings
 Beginning balance                                    5,128.3   4,619.1   4,182.5
 Net earnings                                         1,018.5     907.7     788.5
 Cash dividends (per share:  1996, $1.96;
  1995, $1.78; 1994, $1.56)                            (439.1)   (398.5)   (349.9)
 Stock plans                                                -         -      (2.0)
                                                     --------   -------   -------
 Ending balance                                       5,707.7   5,128.3   4,619.1
                                                     --------   -------   -------

Cumulative translation adjustments
 Beginning balance                                       17.0       8.7     (69.1)
 Translation adjustments                                (46.2)      8.3      77.8
                                                     --------   -------   -------
 Ending balance                                         (29.2)     17.0       8.7
                                                     --------   -------   -------

Treasury stock
 Beginning balance                                     (527.8)   (524.3)   (440.7)
 Acquired                                               (99.5)    (81.1)   (116.5)
 Issued under stock plans                                14.2      17.5      26.5
 Issued for acquisitions and other                       37.4      60.1       6.4
                                                     --------   -------   -------
 Ending balance                                        (575.7)   (527.8)   (524.3)
                                                     --------   -------   -------

Total stockholders' equity                           $5,353.4   4,870.8   4,341.8
                                                     ========   =======   =======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
EMERSON ELECTRIC CO. AND SUBSIDIARIES
Years ended September 30
(Dollars in millions)

                                                                    1996      1995      1994
                                                                  --------   -------   -------
Operating activities
 Net earnings                                                     $1,018.5     907.7     788.5
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation and amortization                                   464.6     408.9     364.5
     Changes in operating working capital                           (131.6)   (190.9)    (82.4)
     Other                                                           (34.2)     16.7      26.2
                                                                  --------   -------   -------
      Net cash provided by operating activities                    1,317.3   1,142.4   1,096.8
                                                                  --------   -------   -------
Investing activities
 Capital expenditures                                               (513.5)   (420.7)   (332.3)
 Purchases of businesses, net of cash and equivalents acquired      (299.8)   (235.5)    (58.1)
 Divestiture of business interests and other, net                    272.3      28.9     204.7
                                                                  --------   -------   -------
      Net cash used in investing activities                         (541.0)   (627.3)   (185.7)
                                                                  --------   -------   -------
Financing activities
 Net increase (decrease) in short-term borrowings
   with maturities of 90 days or less                               (358.0)    177.7    (239.7)
 Proceeds from short-term borrowings                                   3.5       0.1     227.6
 Principal payments on short-term borrowings                          (9.3)    (28.8)   (266.8)
 Proceeds from long-term debt                                        249.9       2.4       4.6
 Principal payments on long-term debt                                (77.0)   (217.2)   (175.0)
 Net purchases of treasury stock                                    (120.3)    (51.3)   (110.8)
 Dividends paid                                                     (439.1)   (398.5)   (349.9)
                                                                  --------   -------   -------
      Net cash used in financing activities                         (750.3)   (515.6)   (910.0)
                                                                  --------   -------   -------
Effect of exchange rate changes on cash and equivalents                5.7       4.5      10.3
                                                                  --------   -------   -------
Increase in cash and equivalents                                      31.7       4.0      11.4
Beginning cash and equivalents                                       117.3     113.3     101.9
                                                                  --------   -------   -------
Ending cash and equivalents                                       $  149.0     117.3     113.3
                                                                  ========   =======   =======
Changes in operating working capital
 Receivables                                                      $ (124.3)    (85.2)    (93.2)
 Inventories                                                         (18.0)   (100.2)    (88.5)
 Other current assets                                                  7.8     (32.1)     26.2
 Accounts payable                                                     43.7      47.2      96.0
 Accrued expenses                                                    (16.5)    (47.3)    (23.7)
 Income taxes                                                        (24.3)     26.7        .8
                                                                  --------   -------   -------
                                                                  $ (131.6)   (190.9)    (82.4)
                                                                  ========   =======   =======

See accompanying notes to consolidated financial statements.
31

Notes To Consolidated Financial Statements

EMERSON ELECTRIC CO. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its controlled affiliates. All significant intercompany transactions, profits and balances are eliminated in consolidation. Other investments of 20 to 50 percent are accounted for by the equity method. Investments of less than 20 percent are carried at cost.

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

Excess of Cost Over Net Assets of Purchased Businesses
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Excess of cost over net assets of purchased businesses is amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years.

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




Income Taxes
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $645 million at September 30, 1996), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases where distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Earnings Per Common Share
Earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the applicable periods. The weighted average number of common shares outstanding was 224,047,485 shares, 223,753,018 shares, and 224,232,225 shares in 1996, 1995 and 1994, respectively.

Financial Statement Presentation
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(2)  ACQUISITIONS AND DIVESTITURES

Cash paid in connection with the Company's purchase acquisitions, which include several smaller businesses, follows (dollars in millions):

                                                              1996   1995   1994
                                                             ------  -----  ----
Fair value of assets acquired.............................   $402.1  855.7  96.7
Less liabilities assumed..................................     79.3  227.0  38.6
Less notes and common stock issued to sellers.............     23.0  393.2     -
                                                             ------  -----  ----
 Cash paid (net of cash and equivalents acquired).........   $299.8  235.5  58.1
                                                             ======  =====  ====

Emerson began consolidating Vermont American Corporation ("V.A."), the Company's joint venture with Robert Bosch GmbH ("Bosch"), in the second quarter of 1996 as a result of an agreement in which Emerson acquired control over the venture. At September 30, 1996, Emerson had guaranteed V.A.'s indebtedness of approximately $340 million. If required to perform under the guarantee, the Company will be indemnified for up to approximately $130 million by Bosch. In addition, the Company purchased Kop-Flex, Inc., a manufacturer of flexible couplings, and Dieterich Standard, a manufacturer of flow measurement sensors, along with several smaller businesses in 1996.

The Company purchased United Kingdom-based manufacturer F.G. Wilson (Engineering) Ltd. in the first quarter of 1995 for approximately $274 million. During 1996, Caterpillar Inc. took an equity position in F.G. Wilson which will enhance its ability to serve the growing demand for temporary and standby power. Emerson completed the acquisition of the remaining shares of Control Techniques, plc, a United Kingdom-based manufacturer of variable speed drives used for motor applications, in the second quarter of 1995 for approximately $227 million.

In the fourth quarter of 1996, Emerson received $200 million from the disposition of its fifty-percent interest in the S-B Power Tool Company joint venture ("S-B"). The transaction resulted in a pretax gain of $78 million which was substantially offset by costs arising from divestiture of operations, write-off of discontinued product line assets and relocation of several production facilities. Earnings in the first quarter of fiscal 1995 included a $41.3 million preferential distribution from S-B.

On December 14, 1993, the Company sold the Aerospace unit of its Rosemount Inc. subsidiary for $301 million ($206 million net of income taxes). The transaction resulted in a pretax gain of $242 million.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of the acquisitions and prior to the dates of divestiture. The 1996 increases in total assets, long-term debt and other liabilities reflect acquisitions.





(3)  SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings consist of commercial paper, notes issued to sellers in connection with business combinations and non-U.S. bank borrowings as follows (dollars in millions):

                                               United States       Non-U.S.
                                              ---------------  ---------------
                                               1996     1995    1996     1995
                                              ------   ------  ------   ------
Borrowings at year end......................  $479.0    860.6   475.5    458.0
Weighted average interest rate at year end..    5.6%     6.0%    4.1%     5.0%

The 1995 F.G. Wilson and Control Techniques acquisitions were partially financed by issuing notes to the sellers totaling 203 million British pounds. The Company had swapped 141 million British pounds with a weighted average interest rate of 6.0 and 6.9 percent to $221 million and $223 million at U.S. commercial paper rates at September 30, 1996 and 1995, respectively. The remaining British pound obligations have been designated as a partial hedge of the Company's U.K. net asset exposure.

The Company and its subsidiaries maintained lines of credit amounting to $1,320 million with various banks at September 30, 1996, to support commercial paper and to assure availability of funds at prevailing market interest rates. Lines of credit totaling $660 million are effective until 2001 with the remainder through various dates in 1997. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $655 million ($505 million unused) at September 30, 1996. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable interest rates. In addition, as of September 30, 1996, the Company could issue up to $750 million of additional debt securities under its shelf registration with the Securities and Exchange Commission.

(4)  LONG-TERM DEBT

Long-term debt is summarized as follows (dollars in millions):

                                                                                  1996   1995
                                                                                 ------  -----
Commercial paper with a weighted average interest rate of
 5.4 percent at September 30, 1996.............................................  $336.3      -
6.3% notes due 2006............................................................   250.0      -
7-7/8% Eurodollar notes due 1998..............................................    100.0  100.0
Medium-term notes swapped to a weighted average effective
 interest rate of 5.3 percent..................................................           53.5
8% convertible subordinated debentures due 1997 through 2011...................    26.8   38.5
Lease obligations payable in installments through 2009 with a weighted
 average interest rate of 6.4 percent at September 30, 1996....................    29.5   25.1
Other, principally notes payable in installments through 2006 with a weighted
 average interest rate of 5.4 percent at September 30, 1996....................    42.5   60.0
                                                                                 ------  -----
                                                                                  785.1  277.1
Less current maturities........................................................    12.5   68.5
                                                                                 ------  -----
 Total.........................................................................  $772.6  208.6
                                                                                 ======  =====

The Company has the ability to refinance commercial paper on a long-term basis through its credit lines and the obligation is included in long-term debt. Commercial paper totaling $250 million has been swapped to a weighted average fixed interest rate of 5.2 percent through 1997.

The 7-7/8% Eurodollar notes and $55 million of U.S. commercial paper have effectively been exchanged for non-U.S. dollar obligations due in 1998. The non-U.S. dollar obligations have an effective weighted average interest rate of
4.3 percent and 5.0 percent at September 30, 1996 and 1995, respectively, and are composed of 136 million Dutch guilders, 5 billion Japanese yen and 27 million Swiss francs. These non-U.S. dollar obligations have been designated as a partial hedge of the Company's non-U.S. dollar net asset exposure.

Long-term debt maturing during each of the four years after 1997 is $130.0 million, $7.5 million, $2.8 million and $342.6 million, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $120 million, $121 million and $90 million in 1996, 1995 and 1994, respectively.

(5)  FINANCIAL INSTRUMENTS

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

As part of its currency hedging strategy, the Company utilizes option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. The Company and its subsidiaries had approximately $280 million and $390 million of contracts outstanding at September 30, 1996 and 1995, respectively. These contracts for the sale or purchase of European and other currencies generally mature within one year, and deferred gains and losses are not material.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. At September 30, 1996 and 1995, respectively, the market value of the Company's convertible debentures was $89 million and $102 million, compared to the related carrying value of $26.8 million and $38.5 million. Common stock has been reserved for the conversion of these debentures (see note 8). The fair values of derivative financial instruments were not material at September 30, 1996, and the estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 1996 and 1995.

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

Retirement plan expense for the years ended September 30, 1996, 1995 and 1994, follows (dollars in millions):

                                                              U.S. Plans            Non-U.S. Plans
                                                     ------------------------   -----------------------
                                                       1996     1995     1994     1996    1995     1994
                                                     -------   ------   -----    -----    -----    ----
Defined benefit plans:
 Service cost (benefits earned during the period)..  $  30.1     28.0    27.9      8.3      7.7     7.2
 Interest cost.....................................     88.1     80.8    75.6     15.9     15.2    13.3
 Actual return on plan assets......................   (185.0)  (221.6)  (26.3)   (25.4)   (18.4)   (8.9)
 Net amortization and deferral.....................     60.1    113.5   (76.8)     9.2      5.1    (3.3)
                                                     -------   ------   -----    -----    -----    ----
   Net periodic pension expense (income)...........     (6.7)      .7      .4      8.0      9.6     8.3
Defined contribution and multiemployer plans.......     43.4     39.4    39.5      7.4      7.5     6.5
                                                     -------   ------   -----    -----    -----    ----
 Total retirement plan expense.....................  $  36.7     40.1    39.9     15.4     17.1    14.8
                                                     =======   ======   =====    =====    =====    ====























The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of September 30, 1996 and 1995, follow (dollars in millions):

                                                                               U.S. Plans             Non-U.S. Plans
                                                                         ---------------------       ----------------
                                                                           1996         1995         1996       1995
                                                                         --------      -------       -----      -----
Accumulated benefit obligation........................................   $  991.9        903.9       196.5      187.3
                                                                         ========      =======       =====      =====
Vested benefits included in accumulated benefit obligation............   $  931.0        847.5       165.9      157.0
                                                                         ========      =======       =====      =====
Projected benefit obligation..........................................   $1,173.4      1,068.2       229.0      216.8
Plan assets at fair value (primarily corporate equity
 and fixed income securities).........................................    1,410.5      1,238.0       183.3      158.6
                                                                         --------      -------       -----      -----
   Plan assets in excess of (less than) projected benefit obligation..      237.1        169.8       (45.7)     (58.2)
Unamortized transition amount.........................................      (43.6)       (50.9)       (2.2)      (1.5)
Unrecognized net loss (gain)..........................................      (96.5)       (42.8)      (17.4)      (9.0)
Unrecognized prior service costs......................................       20.6         20.9         1.2        1.3
                                                                         --------      -------       -----      -----
 Pension asset (liability) recognized in the balance sheet............   $  117.6         97.0       (64.1)     (67.4)
                                                                         ========      =======       =====      =====

For 1996, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets used in the actuarial calculations were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.5 percent, 4.1 percent and 8.8 percent for non-U.S. plans. For 1995, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.6 percent, 4.2 percent and 8.8 percent for non-U.S. plans.

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

Net postretirement plan expense for the years ended September 30, 1996, 1995 and 1994 follows (dollars in millions):


                                                             1996    1995   1994
                                                             -----   ----   ----
  Service cost............................................   $ 4.0    4.1    5.6
  Interest cost...........................................    18.4   19.6   21.7
  Net amortization and deferral...........................    (4.4)  (3.5)     -
                                                             -----   ----   ----
                                                             $18.0   20.2   27.3
                                                             =====   ====   ====

The actuarial present value of accumulated postretirement benefit obligations as of September 30, 1996 and 1995 follows (dollars in millions):

                                                                                  1996     1995
                                                                                 ------    -----
  Retirees....................................................................   $152.1    168.2
  Fully eligible active plan participants.....................................     17.2     15.9
  Other active plan participants..............................................     68.4     64.4
                                                                                 ------    -----
    Accumulated postretirement benefit obligation.............................    237.7    248.5
  Unrecognized net gain.......................................................     61.1     48.1
  Unrecognized prior service benefit..........................................     11.0     12.4
                                                                                 ------    -----
    Postretirement benefit liability recognized in the balance sheet..........   $309.8    309.0
                                                                                 ======    =====

The assumed discount rate used in measuring the obligation as of September 30, 1996 was 7.75 percent; the initial assumed health care cost trend rate was 8.5 percent, declining to 5.0 percent in the year 2004. The assumed discount rate used in measuring the obligation as of September 30, 1995 was 7.75 percent; the initial assumed health care cost trend rate was 9.0 percent, declining to 5.0 percent in the year 2004. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the obligation as of September 30, 1996 by approximately 5 percent and increase the 1996 postretirement plan expense by approximately 6 percent.

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



(8)  COMMON STOCK

The Company has various stock option plans which permit certain officers and employees to purchase common stock at specified prices. At September 30, 1996, 2,003,854 options were available for grant under these plans. Changes in the number of shares subject to option during 1996, 1995 and 1994 follow (shares in thousands):

                                                1996              1995               1994
                                          ----------------   ----------------   ----------------
                                          Average            Average            Average
                                           Price    Shares    Price    Shares    Price    Shares
                                          -------   ------   -------   ------   -------   ------
Beginning of year......................   $44.78    2,241    $43.61    2,030    $34.51    1,595
  Options granted......................    77.08      396     58.23      408     56.63      806
  Assumed options of acquired company..        -        -     16.31      208         -        -
  Options exercised....................    39.20     (331)    35.29     (356)    30.79     (338)
  Options canceled.....................    60.40      (45)    55.79      (49)    53.16      (33)
                                                    -----              -----              -----
End of year............................    50.94    2,261     44.78    2,241     43.61    2,030
                                                    -----              -----              -----
Exercisable at year end................             1,307              1,185              1,019
                                                    =====              =====              =====



The 1993 Incentive Shares Plan authorizes the distribution of a maximum of 3 million shares of common stock to key management personnel. At September 30, 1996, 322,000 incentive shares had been issued, and 1,450,870 rights to receive common shares had been awarded, contingent upon accomplishing certain objectives by 1997.

At September 30, 1996, 8,004,499 shares of common stock were reserved, including 7,011,494 shares for issuance under the Company's stock plans and 993,005 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $26.97 per share. During 1996, 1,208,924 treasury shares were acquired and 1,030,209 treasury shares were issued.

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

(9)  INCOME TAXES

The principal components of income tax expense follow (dollars in millions):


                                                               1996      1995     1994
                                                              -------   ------   ------
Federal:
  Current..................................................    $393.0    301.5    383.1
  Deferred.................................................       7.4     46.3      8.9
State and local............................................      53.0     49.8     57.5
Non-U.S....................................................     137.1    133.3     73.9
                                                               ------   ------   ------
  Income tax expense.......................................    $590.5    530.9    523.4
                                                               ======   ======   ======

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                               1996     1995    1994
                                                               -----    -----   -----
Federal corporate statutory rate............................    35.0%   35.0%   35.0%
 State and local taxes, less federal tax benefit............     2.1     2.2     2.4
 Other......................................................     (.4)    (.8)    (.7)
                                                               -----   -----   -----
Effective income tax rate...................................    36.7%   36.4%   36.7%
                                                               =====   =====   =====

The principal components of deferred tax assets (liabilities) follow (dollars in millions):

                                                                1996      1995
                                                               -------   ------
Property, plant and equipment and intangibles...............   $(281.7)  (242.5)
Leveraged leases............................................    (194.9)  (196.4)
Pension.....................................................     (53.5)   (42.7)
Accrued liabilities.........................................     226.0    207.3
Postretirement and postemployment benefits..................     130.4    132.7
Employee compensation and benefits..........................     101.8     86.9
Other.......................................................      75.0     61.3
                                                               -------  -------
 Total deferred tax assets (liabilities)....................   $   3.1      6.6
                                                               =======  =======

At September 30, 1996 and 1995, respectively, net current deferred tax assets were $230.0 million and $232.8 million, and net noncurrent deferred tax liabilities were $226.9 million and $226.2 million. Total income taxes paid were approximately $575 million, $485 million and $535 million in 1996, 1995 and 1994, respectively.

(10)  OTHER FINANCIAL DATA

Items charged to earnings during the years ended September 30, 1996, 1995 and 1994, included the following (dollars in millions):

                                                             1996   1995   1994
                                                            ------  -----  -----
Research, new product development and product
 improvement costs........................................  $398.7  354.2  298.2
Rent expense..............................................   144.8  129.2  113.1
Amortization of intangibles...............................   104.1   86.5   72.2

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $74 million in 1997 and decline substantially thereafter.

Other assets at September 30, 1996 and 1995, included the following (dollars in millions):

                                                             1996   1995
                                                            ------  -----
Equity investments........................................  $276.2  415.8
Investment in leveraged leases............................   194.0  198.4

The market value of the Company's equity investments in publicly traded companies exceeded the related carrying value by approximately $215 million and $149 million at September 30, 1996 and 1995, respectively.

Selected accrued expenses at September 30, 1996 and 1995, follow (dollars in millions):

                                                             1996   1995
                                                            ------  -----
Employee compensation.....................................  $259.9  236.0
Insurance, including self-insurance.......................   118.5  110.8
Taxes, excluding income taxes.............................   104.1   98.2
Warranty..................................................    81.5   86.1
Pension and profit-sharing plans..........................    57.3   51.7
Interest..................................................    26.6   26.6





(11)  CONTINGENT LIABILITIES AND COMMITMENTS

At September 30, 1996, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

(12)  SUBSEQUENT EVENTS

On November 12, 1996, Emerson's Board of Directors approved a share repurchase program authorizing the repurchase of up to 20 million shares, approximately 9 percent of the Company's outstanding common stock. The Company plans to implement the program through consistent open market purchases of shares over the next four to five years. In the event of a significant investment opportunity, the Company may slow the pace of repurchase activity. The Board also declared a two-for-one split of the Company's common stock, payable to stockholders of record on February 21, 1997. The split is subject to stockholder approval to increase authorized common stock from 400 million to
1.2 billion shares and decrease the par value from $1 to $.50 per share.

(13)  INDUSTRY SEGMENT INFORMATION

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The products manufactured by the Company are classified into the following industry segments: Commercial and Industrial Components and Systems; and Appliance and Construction-Related Components. The Commercial and Industrial segment includes process control instrumentation, valves and systems; industrial motors and drives; industrial machinery, equipment and components; and electronics. Products of this segment are sold to commercial and industrial distributors and end-users for manufacturing and commercial applications. The Appliance and Construction-Related segment consists of fractional motors and appliance components; heating, ventilating and air conditioning components; and tools. This segment includes components sold to distributors and original equipment manufacturers for inclusion in end products and systems (ultimately sold through commercial and residential building construction channels); and construction-related products which retain their identity and are sold through distributors to consumers and the professional trades. Summarized information about the Company's operations in each industry segment and geographic area follows (dollars in millions):

Industry Segments
(See note 2)

                                             Net Sales to               Income Before Income
                                        Unaffiliated Customers      Taxes and Accounting Changes             Total Assets
                                      -------------------------     -----------------------------    --------------------------
                                        1996     1995     1994       1996       1995       1994        1996     1995      1994
                                      -------  -------   -------    -------    -------    -------     -------  -------  -------
Commercial and Industrial...........  $ 6,635    6,012     4,947        926        836        675       6,422    6,076    5,009
Appliance and Construction-
 Related............................    4,515    4,001     3,660        775        684        602       3,495    2,794    2,711
Corporate and other items*..........        -        -         -         35         51        240         564      529      495
Interest expense....................        -        -         -       (127)      (111)       (89)          -        -        -
                                      -------  -------   -------    -------    -------    -------     -------  -------  -------
 Total..............................  $11,150   10,013     8,607      1,609      1,460      1,428      10,481    9,399    8,215
                                      =======  =======   =======    =======    =======    =======     =======  =======  =======

                                                              Depreciation and                   Capital
                                                            Amortization Expense               Expenditures
                                                         --------------------------       ----------------------
                                                         1996       1995       1994       1996      1995    1994
                                                         ----       ----       ----       ----      ----    ----
Commercial and Industrial............................... $280        254        215        236       214     161
Appliance and Construction-Related......................  179        149        145        246       195     156
Corporate and other items...............................    6          6          5         32        12      15
                                                         ----       ----       ----       ----      ----    ----
   Total................................................ $465        409        365        514       421     332
                                                         ====       ====       ====       ====      ====    ====




Geographic Areas
(By origin)

                                              Net Sales to              Income Before Income
                                        Unaffiliated Customers       Taxes and Accounting Changes             Total Assets
                                      ---------------------------    ----------------------------      ------------------------
                                        1996       1995     1994      1996       1995       1994        1996     1995     1994
                                      -------     ------   ------    ------     ------     ------      ------   ------   ------
United States.......................  $ 7,168      6,395    5,953     1,238      1,107      1,014       6,102    5,119    4,910
Europe..............................    2,919      2,668    1,933       316        275        173       3,029    2,983    2,140
Other Areas.........................    1,063        950      721       147        138         90       1,001      953      840
Corporate and other items*..........        -          -        -        35         51        240         564      529      495
Interest expense....................        -          -        -      (127)      (111)       (89)          -        -        -
Eliminations........................        -          -        -         -          -          -        (215)    (185)    (170)
                                      -------     ------   ------    ------     ------     ------      ------   ------   ------
   Total............................  $11,150     10,013    8,607     1,609      1,460      1,428      10,481    9,399    8,215
                                      =======    =======  =======   =======    =======    =======     =======  =======  =======

* Income includes $242 million gain on sale of the Aerospace unit of Rosemount Inc. in 1994.

(14)  QUARTERLY FINANCIAL INFORMATION (Unaudited)
(Dollars in millions except per share amounts)




Financial Results
                           Net Sales             Gross Profit         Net Earnings
                      -------------------      -----------------      -------------
                        1996       1995          1996     1995         1996    1995
                      ---------  --------      --------  -------      ------  -----
First Quarter......   $ 2,565.8   2,284.6         915.4    792.0       230.5  203.4
Second Quarter.....     2,819.8   2,514.1         998.7    878.9       254.9  227.1
Third Quarter......     2,896.8   2,629.7       1,037.0    922.7       266.9  239.5
Fourth Quarter.....     2,867.5   2,584.5       1,033.8    938.9       266.2  237.7
                      ---------  --------       -------  -------     -------  -----
     Fiscal Year...   $11,149.9  10,012.9       3,984.9  3,532.5     1,018.5  907.7
                      =========  ========       =======  =======     =======  =====

                              Earnings Per                 Dividends Per
                              Common Share                 Common Share
                          -------------------           -------------------
                           1996         1995             1996         1995
                          ------        -----           ------        -----
First Quarter......        $1.03          .91              .49          .43
Second Quarter.....         1.14         1.02              .49          .43
Third Quarter......         1.19         1.07              .49          .43
Fourth Quarter.....         1.19         1.06              .49          .49
                           -----         ----             ----         ----
     Fiscal Year...        $4.55         4.06             1.96         1.78
                           =====         ====             ====         ====

Income before cumulative effects of changes in accounting principles was $224.7 million ($1.01 per common share) in the first quarter of 1995 reflecting non-recurring items. See notes 2 and 7 for information regarding non-recurring items and the Company's acquisition and divestiture activities.














-------------------------------------------------------------------------------
Stock Prices

                                       Price Range Per Common Share
                               --------------------------------------------
                                       1996                     1995
                               --------------------       -----------------
                                 High         Low          High       Low
                               --------     -------       ------     ------
First Quarter................  $ 81 3/4      68 5/8       64 1/4     57 1/4
Second Quarter...............    86 3/4      77 3/4       67 1/8     61 1/2
Third Quarter................    90 3/8      77 1/2       72         64 1/8
Fourth Quarter...............    91 5/8      78 3/4       75 3/8     69 3/4
     Fiscal Year.............  $ 91 5/8      68 5/8       75 3/8     57 1/4

Emerson Electric Co. common stock (Symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

Independent Auditors' Report

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in note 7 to the consolidated financial statements, effective October 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions and effective October 1, 1994, the Company changed its method of accounting for postemployment benefits.


/s/ KPMG PEAT MARWICK LLP

St. Louis, Missouri
November 12, 1996

Safe Harbor Statement
This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technology factors which, among others, could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) changes in the current and future business environment, including interest rates and capital and consumer spending; (ii) competitive factors and competitor responses to Emerson's initiatives; (iii) successful development and market introductions of anticipated new products; (iv) changes in government laws and regulations, including taxes; (v) unstable governments and business conditions in emerging economies: (vi) successful penetration of emerging economies; (vii) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.