Form 10-K, Exhibit 13
period 1997-09-30
EMERSON ELECTRIC CO
filed 1997-12-19
CIK 32604

                                                                     Exhibit 13
FINANCIAL REVIEW

RESULTS OF OPERATIONS

NET SALES
Sales for 1997 were a record $12.3 billion, an increase of $1,149 million or
10.3 percent from 1996. Approximately half of the sales increase was attributable to solid international demand and modest domestic growth with the remainder due to acquisitions (see note 2). All businesses reported sales growth in 1997. Domestic sales increased approximately $770 million or 12 percent, benefiting from acquisitions, solid gains in the tools business, very strong gains in the electronics business and slight price increases. International sales increased approximately $380 million, reflecting moderate growth in Europe, continued strength in Asia-Pacific and Latin America, strong growth in Canada and acquisitions, partially offset by unfavorable foreign currency translation of approximately $235 million. New product sales, from products introduced in the past five years, increased approximately $520 million or 15 percent to a record $3.9 billion, representing 32 percent of sales.

In 1996, sales were $11.1 billion, up $1.1 billion or 11.4 percent from 1995. More than half of the sales increase was attributable to strong international demand and moderate domestic growth with the remainder due to acquisitions. International sales increased approximately $480 million due to solid growth in Europe, rapid growth in Asia-Pacific and acquisitions, partially offset by unfavorable foreign currency translation. Domestic sales increased approximately $655 million, benefiting from solid gains in the heating, ventilating and air conditioning business, very strong gains in the electronics business, acquisitions and slight price increases. New product sales increased approximately $815 million or 32 percent to $3.4 billion, representing 30 percent of sales.

INTERNATIONAL SALES
International sales, including U.S. exports, increased approximately 8 percent to a record $5.2 billion in 1997, representing 43 percent of the Company's total sales. Sales by non-U.S. subsidiaries were $4.2 billion in 1997, up $209 million or 5 percent from 1996. U.S. exports exceeded $1 billion for the first time in 1997, increasing 19 percent to $1,054 million, reflecting strong sales gains in the process and the heating, ventilating and air conditioning businesses and acquisitions. International sales increased approximately 7 percent excluding acquisitions and the unfavorable impact of currency translation as all major geographic regions achieved sales growth, with particular strength in Asia-Pacific, Latin America and Canada.

In 1996, international sales increased 11 percent to $4.9 billion, representing approximately 44 percent of the Company's total sales. Sales by non-U.S. subsidiaries were $4.0 billion in 1996, up $364 million or 10 percent from 1995. International sales increased more than 7 percent excluding acquisitions and the unfavorable impact of currency. All major geographic regions except Canada reported solid sales growth, highlighted by very strong performance in Asia-Pacific and Latin America. U.S. exports increased $117 million, or 15 percent, to $885 million, led by continued strong sales gains in the process and heating, ventilating and air conditioning businesses.

INDUSTRY SEGMENT SALES
Sales in the Commercial and Industrial segment were $7.4 billion, up $730 million or 11.0 percent from 1996, reflecting solid international demand, moderate domestic gains and acquisitions. The electronics business achieved very strong underlying sales growth, reflecting broad strength across product lines and service offerings. During the second quarter of 1997, the Company increased its ownership and began consolidating the results of Astec (BSR) Plc. The process business reported modest sales gains as solid international demand was limited by the impact of the strengthening dollar. Sales of the industrial motors and drives business increased moderately over a very strong prior year, as the contribution of 1996 acquisitions helped offset the effects of sluggish European economies and unfavorable currency translation. The industrial components and equipment business reported modest sales gains, as solid international demand was offset by unfavorable exchange rates.

Sales in the Appliance and Construction-Related segment were $4.9 billion, up $419 million or 9.3 percent from 1996, reflecting slight domestic gains, strong international demand, the impact of the 1996 Vermont American consolidation and other acquisitions. Sales of the underlying tools business increased solidly, reflecting strong domestic demand and the success of new products. The heating, ventilating and air conditioning business reported slight sales gains as strong international demand offset the significant impact of cool weather on U.S. markets. Sales of the fractional motors and appliance components business increased slightly as the cool weather reduced demand for motors used in room air-conditioners and fans.

In 1996, sales in the Commercial and Industrial segment were $6.6 billion, up $623 million or 10.4 percent from 1995, reflecting strong international demand, modest domestic growth and acquisitions. The process business reported very strong sales gains due to excellent international demand and product line acquisitions. The electronics business experienced excellent sales growth, reflecting very strong domestic markets, the success of new products and recent acquisitions that enhanced service offerings. The industrial motors and drives business achieved very strong sales growth benefiting from strong performances by F.G. Wilson and Control Techniques. The industrial components and equipment business reported modest sales gains reflecting solid international demand.

In 1996, sales in the Appliance and Construction-Related segment were $4.5 billion, up $514 million, or 12.8 percent from 1995 due to solid international growth, moderate domestic demand and Vermont American, consolidated into the Company's financial statements beginning in 1996. The heating, ventilating and air conditioning business reported strong sales gains driven by worldwide demand and acceptance of new Copeland Compliant Scroll products. Sales of the underlying tools business increased moderately, reflecting the continued acceptance of new products. The fractional motors and appliance components business increased modestly due to a strong domestic household appliance industry during the second half of the fiscal year.

TOTAL COSTS AND EXPENSES
Cost of sales for 1997 was $7.9 billion, an increase of 9.8 percent, due primarily to increased sales volume. In 1996, cost of sales was $7.2 billion, compared to $6.5 billion in 1995, an increase of 10.6 percent. Cost of sales as a percent of net sales was 64.0 percent in 1997 compared to 64.3 percent and
64.7 percent in 1996 and 1995, respectively. Gross profit margins have improved as a result of the Company's ongoing commitment to cost reduction efforts and productivity improvement programs.

Selling, general and administrative (SG&A) expenses were $2.5 billion, $2.2 billion and $1.9 billion in 1997, 1996 and 1995, respectively. As a percent of net sales, SG&A expenses were 19.9 percent in 1997 compared to 19.6 percent and
19.3 percent in 1996 and 1995, respectively. The increase in SG&A expenses as a percent of net sales reflects increased investment in new product development and other revenue growth programs and acquisitions, partially offset by ongoing cost reduction efforts. The Company continued its commitment to new product development by increasing engineering and development expense approximately 12 percent to a record $445 million in 1997, compared to $399 million and $354 million in 1996 and 1995, respectively.

Interest expense decreased to $121 million in 1997 from $127 million in 1996, reflecting lower interest rates. In 1996, interest expense increased from $111 million in 1995 due to acquisitions.

In the fourth quarter of 1997, the Company and General Signal formed a joint venture combining Emerson's Appleton Electric operations and General Signal's Electrical Group. Emerson holds a controlling interest in this venture, and the transaction resulted in a pretax gain of approximately $80 million. The fourth quarter of 1996 included a $78 million gain from the disposition of Emerson's interest in the S-B Power Tool joint venture ("S-B"). These gains were substantially offset by other non-recurring items. See note 2 for additional information. Other deductions, net, were $78 million in 1997, compared to $57 million and $29 million in 1996 and 1995, respectively. Earnings in 1995 included a $41 million preferential distribution from S-B.

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Income before income taxes increased $175 million, or 10.9 percent, to $1.8 billion in 1997, reflecting increased sales and improved margins. Income before interest expense and income taxes in the Commercial and Industrial segment increased $103 million, or 11.3 percent, to $1,013 million in 1997. This improvement is primarily a result of solid international demand, moderate domestic sales growth and acquisitions. Income of the segment was 13.8 percent and 13.7 percent of net sales in 1997 and 1996. Income in the Appliance and Construction-Related segment increased $71 million, or 9.6 percent, to $813 million in 1997. As a percent of net sales, income of the segment was 16.5 percent in 1997 and 16.4 percent in 1996. These results reflect increased worldwide sales volume, acquisitions and ongoing cost reduction efforts.

Income before income taxes and cumulative effect of accounting change increased $149 million, or 10.2 percent, to $1.6 billion in 1996. Excluding non-recurring items, income before income taxes increased approximately 13 percent in 1996, reflecting worldwide sales volume, improved margins and acquisitions, partially offset by higher interest expense. Income before interest expense, income taxes and accounting change in the Commercial and Industrial segment increased $90 million, or 11.0 percent, to $910 million in 1996. This improvement was primarily a result of underlying strength in international markets, modest domestic growth and acquisitions. Income of the segment was 13.7 percent and
13.6 percent of net sales in 1996 and 1995. Income in the Appliance and Construction-Related segment increased $90 million, or 13.8 percent, to $742 million in 1996. As a percent of net sales, income of the segment was 16.4 percent in 1996 and 16.3 percent in 1995. These results reflect solid underlying growth, acquisitions and ongoing cost reduction efforts. See note 12 for additional information by industry segment and geographic area.

INCOME TAXES
Income taxes before accounting change were $662 million, $590 million, and $531 million in 1997, 1996 and 1995, respectively. The effective income tax rate was
37.1 percent in 1997, compared to 36.7 percent in 1996 and 36.4 percent in 1995, reflecting acquisitions.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which establishes accounting standards for workers' compensation, disability and severance benefits. The Company recognized the obligation in the first quarter of 1995 as a cumulative effect of change in accounting principle which decreased 1995 net earnings and earnings per common share by $21.3 million and $.05, respectively. The adoption of the statement does not have a material impact on the Company's ongoing results of operations.

NET EARNINGS AND RETURN ON EQUITY
Net earnings for 1997 were a record $1.1 billion, up 10.2 percent from $1.0 billion in 1996. Net earnings as a percent of sales was 9.1 percent in 1997 and 1996. Earnings per common share were a record $2.52 in 1997, up 11.0 percent from $2.27 in 1996. Emerson achieved a return on average stockholders' equity of
20.8 percent compared to 19.9 percent and 19.7 percent in 1996 and 1995, respectively. Net earnings for 1996 were up 12.2 percent from $908 million in 1995. Earnings per common share in 1996 were up 12.1 percent from $2.03 in 1995. The Company consummated a two-for-one stock split in March 1997. All per share amounts included in this discussion have been restated to give effect to the split.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

CASH FLOW
Emerson generated record operating cash flow of $1.5 billion in 1997, an increase of 14 percent compared to 1996. Operating cash flows were $1.3 billion and $1.1 billion in 1996 and 1995, respectively. Operating working capital was approximately 17 percent of sales in 1997 and 18 percent of sales in 1996 and 1995. Increases in total assets, debt and other liabilities reflect sales growth and acquisitions.

Capital expenditures were $575 million in 1997, up 12 percent from $514 million in 1996. In 1996, capital expenditures increased 22 percent from $421 million in 1995. These funds increase the Company's global capacity to leverage opportunities within the heating, ventilating and air conditioning and stand-by power generation industries, as well as improve manufacturing productivity in a number of our businesses. In addition, the Company began work on a $200 million project focused on a new compressor and motor plant in Suzhou, China. Cash paid in connection with Emerson's purchase acquisitions was $319 million, $300 million and $236 million in 1997, 1996 and 1995, respectively.

Dividends were a record $481 million ($1.08 per share) in 1997, compared with $439 million ($.98 per share) in 1996 and $398 million ($.89 per share) in 1995. In November 1997, the Board of Directors voted to increase the quarterly cash dividend 9.3 percent to an annualized rate of $1.18 per share.

LEVERAGE/CAPITALIZATION
Total debt increased to $2.0 billion in 1997 from $1.7 billion in 1996, reflecting the impact of acquisitions and the Company's share repurchase program, which authorizes the repurchase of up to 40 million shares of the Company's outstanding common stock. Net purchases of treasury stock totaled approximately $377 million in 1997. In 1996, total debt increased to $1.7 billion from $1.6 billion, reflecting the impact of acquisitions. See notes 2, 3 and 4 for additional information.

The total debt-to-capital ratio was 27.1 percent at year-end 1997, compared to
24.5 percent in 1996 and 24.7 percent in 1995. At September 30, 1997, net debt (total debt less cash and equivalents and short-term investments) was 24.9 percent of net capital, compared to 22.9 percent in 1996 and 23.3 percent in 1995. The Company's interest coverage ratio (income before income taxes, non-recurring items and interest expense divided by interest expense) increased to
15.8 times in 1997, compared to 13.7 times in 1996 and 13.9 times in 1995, as a result of earnings growth and a reduction in interest rates.

At year-end 1997, the Company and its subsidiaries maintained lines of credit amounting to $1.3 billion to support commercial paper and had available non-U.S. bank credit facilities of $455 million to support non-U.S. operations. Lines of credit totaling $660 million are effective until 2002, with the remainder through various dates in 1998. These lines of credit and bank credit facilities assure the availability of funds at prevailing interest rates. In addition, as of September 30, 1997, the Company could issue up to $750 million of additional debt securities under its shelf registration with the Securities and Exchange Commission.

FINANCIAL INSTRUMENTS
The Company is exposed to market risk related to changes in interest rates and European and other foreign currency exchange rates, and selectively uses derivative financial instruments to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical one-percentage-point increase in interest rates or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This methodology has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results. See notes 1, 3, 4 and 5.

Consolidated Statements of Earnings

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions except per share amounts)


                                                           1997        1996        1995
                                                        ----------  ----------  ----------
Net sales                                               $ 12,298.6    11,149.9    10,012.9
                                                        ----------  ----------  ----------
Costs and expenses:
 Cost of sales                                             7,865.6     7,165.0     6,480.4
 Selling, general and administrative expenses              2,450.9     2,192.0     1,933.2
 Interest expense                                            120.9       126.9       110.6
 Other deductions, net                                        77.6        57.0        28.8
                                                        ----------  ----------  ----------
   Total costs and expenses                               10,515.0     9,540.9     8,553.0
                                                        ----------  ----------  ----------
Income before income taxes and cumulative
 effect of change in accounting principle                  1,783.6     1,609.0     1,459.9
Income taxes                                                 661.7       590.5       530.9
                                                        ----------  ----------  ----------
Income before cumulative effect of change
 in accounting principle                                   1,121.9     1,018.5       929.0

Cumulative effect of change in accounting principle,
 $.05 per common share                                          --          --       (21.3)
                                                        ----------  ----------  ----------
Net earnings                                            $  1,121.9     1,018.5       907.7
                                                        ==========  ==========  ==========
Earnings per common share                               $     2.52        2.27        2.03
                                                        ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

EMERSON ELECTRIC CO. AND SUBSIDIARIES

September 30
(Dollars in millions except per share amounts)

ASSETS

                                                                           1997        1996
                                                                        ----------  ----------
Current assets
 Cash and equivalents                                                   $    221.1       149.0
 Receivables, less allowances of $54.0 in 1997
   and $50.3 in 1996                                                       2,200.2     1,979.8
 Inventories:
   Finished products                                                         789.6       720.7
   Raw materials and work in process                                       1,092.0     1,023.2
                                                                        ----------  ----------
     Total inventories                                                     1,881.6     1,743.9
 Other current assets                                                        413.9       314.5
                                                                        ----------  ----------
   Total current assets                                                    4,716.8     4,187.2
                                                                        ----------  ----------
Property, plant and equipment
 Land                                                                        167.0       166.2
 Buildings                                                                 1,066.0     1,043.2
 Machinery and equipment                                                   3,928.9     3,391.1
 Construction in progress                                                    271.8       265.1
                                                                        ----------  ----------
                                                                           5,433.7     4,865.6
 Less accumulated depreciation                                             2,698.3     2,414.8
                                                                        ----------  ----------
   Property, plant and equipment, net                                      2,735.4     2,450.8
                                                                        ----------  ----------

Other assets
 Excess of cost over net assets of purchased businesses,
   less accumulated amortization of $509.5 in 1997 and $443.7 in 1996      3,116.0     2,779.2
 Other                                                                       895.1     1,063.8
                                                                        ----------  ----------
   Total other assets                                                      4,011.1     3,843.0
                                                                        ----------  ----------
                                                                        $ 11,463.3    10,481.0
                                                                        ==========  ==========

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                        1997                    1996
                                                                     ----------              ----------
Current liabilities
 Short-term borrowings and current
   maturities of long-term debt                                      $  1,445.1                   967.0
 Accounts payable                                                         942.1                   791.3
 Accrued expenses                                                       1,241.9                 1,063.3
 Income taxes                                                             213.3                   199.5
                                                                     ----------              ----------
   Total current liabilities                                            3,842.4                 3,021.1
                                                                     ----------              ----------
Long-term debt                                                            570.7                   772.6
                                                                     ----------              ----------
Other liabilities                                                       1,629.5                 1,333.9
                                                                     ----------              ----------
Stockholders' equity
 Preferred stock of $2.50 par value per share.
   Authorized 5,400,000 shares; issued - none                                --                      --
 Common stock of $.50 par value per share.  Authorized
   1,200,000,000 shares; issued 476,677,006 shares in
   1997 and 1996                                                          238.3                   238.3
 Additional paid-in capital                                                 3.3                    12.3
 Retained earnings                                                      6,348.9                 5,707.7
 Cumulative translation adjustments                                      (205.9)                  (29.2)
                                                                     ----------              ----------
                                                                        6,384.6                 5,929.1
 Less cost of common stock in treasury, 35,873,321
   shares in 1997 and 29,237,152 shares in 1996                           963.9                   575.7
                                                                     ----------              ----------
   Total stockholders' equity                                           5,420.7                 5,353.4
                                                                     ----------              ----------
                                                                     $ 11,463.3                10,481.0
                                                                     ==========              ==========

Consolidated Statements of Stockholders' Equity

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions except per share amounts)

                                                            1997        1996        1995
                                                          --------    --------    --------
Common stock                                              $  238.3       238.3       238.3
                                                          --------    --------    --------

Additional paid-in capital
 Beginning balance                                            12.3        15.0          --
 Stock plans                                                  (2.8)         .1        (4.7)
 Treasury stock issued for acquisitions and other             (6.2)       (2.8)       19.7
                                                          --------    --------    --------
 Ending balance                                                3.3        12.3        15.0
                                                          --------    --------    --------

Retained earnings
 Beginning balance                                         5,707.7     5,128.3     4,619.1
 Net earnings                                              1,121.9     1,018.5       907.7
 Cash dividends (per share:  1997, $1.08;
  1996, $.98; 1995, $.89)                                   (480.7)     (439.1)     (398.5)
                                                          --------    --------    --------
 Ending balance                                            6,348.9     5,707.7     5,128.3
                                                          --------    --------    --------

Cumulative translation adjustments
 Beginning balance                                           (29.2)       17.0         8.7
 Translation adjustments                                    (176.7)      (46.2)        8.3
                                                          --------    --------    --------
 Ending balance                                             (205.9)      (29.2)       17.0
                                                          --------    --------    --------
Treasury stock
 Beginning balance                                          (575.7)     (527.8)     (524.3)
 Acquired                                                   (427.2)      (99.5)      (81.1)
 Issued under stock plans                                     18.3        14.2        17.5
 Issued for acquisitions and other                            20.7        37.4        60.1
                                                          --------    --------    --------
 Ending balance                                             (963.9)     (575.7)     (527.8)
                                                          --------    --------    --------

Total stockholders' equity                                $5,420.7     5,353.4     4,870.8
                                                          ========    ========    ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions)

                                                                          1997           1996           1995
                                                                        --------       --------       --------
Operating activities
 Net earnings                                                           $1,121.9        1,018.5          907.7
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation and amortization                                         511.6          464.6          408.9
     Changes in operating working capital                                  (42.6)        (131.6)        (190.9)
     Other                                                                 (92.3)         (34.2)          16.7
                                                                        --------       --------       --------
      Net cash provided by operating activities                          1,498.6        1,317.3        1,142.4
                                                                        --------       --------       --------

Investing activities
 Capital expenditures                                                     (575.4)        (513.5)        (420.7)
 Purchases of businesses, net of cash and equivalents acquired            (319.2)        (299.8)        (235.5)
 Divestiture of business interests and other, net                           34.0          272.3           28.9
                                                                        --------       --------       --------
      Net cash used in investing activities                               (860.6)        (541.0)        (627.3)
                                                                        --------       --------       --------

Financing activities
 Net increase (decrease) in short-term borrowings                          321.8         (363.8)         149.0
 Proceeds from long-term debt                                                5.8          249.9            2.4
 Principal payments on long-term debt                                      (13.1)         (77.0)        (217.2)
 Net purchases of treasury stock                                          (376.6)        (120.3)         (51.3)
 Dividends paid                                                           (480.7)        (439.1)        (398.5)
                                                                        --------       --------       --------
      Net cash used in financing activities                               (542.8)        (750.3)        (515.6)
                                                                        --------       --------       --------
Effect of exchange rate changes on cash and equivalents                    (23.1)           5.7            4.5
                                                                        --------       --------       --------
Increase in cash and equivalents                                            72.1           31.7            4.0
Beginning cash and equivalents                                             149.0          117.3          113.3
                                                                        --------       --------       --------
Ending cash and equivalents                                             $  221.1          149.0          117.3
                                                                        ========       ========       ========
Changes in operating working capital
 Receivables                                                            $ (117.3)        (124.3)         (85.2)
 Inventories                                                               (64.4)         (18.0)        (100.2)
 Other current assets                                                      (19.5)           7.8          (32.1)
 Accounts payable                                                           28.0           43.7           47.2
 Accrued expenses                                                           88.6          (16.5)         (47.3)
 Income taxes                                                               42.0          (24.3)          26.7
                                                                        --------       --------       --------
                                                                        $  (42.6)        (131.6)        (190.9)
                                                                        ========       ========       ========

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

EMERSON ELECTRIC CO. AND SUBSIDIARIES
(Dollars in millions except per share amounts)

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

Excess of Cost Over Net Assets of Purchased Businesses
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Excess of cost over net assets of purchased businesses is amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. Long-lived assets are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values.

Revenue Recognition
The Company recognizes nearly all of its revenues through the sale of manufactured products as shipped.

Financial Instruments
The net amount to be paid or received under interest rate swap agreements is accrued over the life of the agreement as a separate component of interest expense. Gains and losses on purchased currency option and forward exchange contracts that qualify for deferral accounting are recognized in income with the underlying hedged transactions; otherwise, the contracts are recorded in the balance sheet and changes in fair value are recognized immediately in other deductions, net. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. net asset exposures are included in cumulative translation adjustments.

Income Taxes
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $750 at September 30, 1997), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Earnings Per Common Share
Earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the applicable periods. The weighted average number of common shares outstanding (in thousands) was 445,020 shares, 448,095 shares, and 447,506 shares in 1997, 1996 and 1995, respectively.

Financial Statement Presentation
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) ACQUISITIONS AND DIVESTITURES

Cash paid in connection with the Company's purchase acquisitions, which include several smaller businesses, follows:

                                                                   1997      1996      1995
                                                                  ------    ------    ------
Fair value of assets acquired..................................   $359.4     402.1     855.7
Less liabilities assumed.......................................     38.2      79.3     227.0
Less notes and common stock issued to sellers..................      2.0      23.0     393.2
                                                                  ------    ------    ------
  Cash paid (net of cash and equivalents acquired).............   $319.2     299.8     235.5
                                                                  ======    ======    ======

During the second quarter of 1997, Emerson acquired a majority interest in Astec
(BSR) Plc through additional share purchases and began consolidating its results. Astec had annual sales of approximately $600 in calendar 1996. During the fourth quarter of 1997, the Company purchased InterMetro Industries for approximately $275 and acquired Clairson International Corporation. These two companies produce free-standing and wall-mounted ventilated shelving and specialty storage products. Emerson previously owned a controlling interest in Clairson through Vermont American Corporation ("V.A."), the Company's joint venture with Robert Bosch GmbH. InterMetro and Clairson have combined annual sales of more than $300. Several smaller businesses were also purchased or sold in 1997.

In addition, in the fourth quarter of 1997, the Company and General Signal Corporation formed a joint venture combining Emerson's Appleton Electric operations and General Signal's Electrical Group. Emerson holds a controlling interest in this venture, and the transaction resulted in a pretax gain of approximately $80, which was substantially offset by costs arising from relocation of several production facilities, asset impairments and litigation.

Emerson began consolidating V.A. in the second quarter of 1996 as a result of an agreement in which Emerson acquired control over the venture. At September 30, 1997, Emerson had guaranteed V.A.'s indebtedness of approximately $255. If required to perform under the guarantee, the Company will be indemnified for up to approximately $90 by Bosch. In addition, the Company purchased Kop-Flex, Inc., a manufacturer of flexible couplings, and Dieterich Standard, a manufacturer of flow measurement sensors, along with several smaller businesses in 1996.

In the fourth quarter of 1996, Emerson received $200 from the disposition of its fifty-percent interest in the S-B Power Tool Company joint venture. The transaction resulted in a pretax gain of $78 in 1996, which was substantially offset by costs arising from divestiture of operations, write-off of discontinued product line assets and relocation of several production facilities.

The Company purchased United Kingdom-based manufacturer F.G. Wilson (Engineering) Ltd. in 1995 for approximately $274, and Caterpillar Inc. subsequently took an equity position in F.G. Wilson. Emerson completed the acquisition of the remaining shares of Control Techniques, plc, a United Kingdom-based manufacturer of variable speed drives used for motor applications, in 1995 for approximately $227.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of the acquisitions and prior to the dates of divestiture.

(3)  SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings consist of commercial paper, notes issued to sellers in connection with business combinations and non-U.S. bank borrowings as follows:

                                                          United States            Non-U.S.
                                                          --------------        --------------
                                                           1997    1996          1997    1996
                                                          ------  ------        ------  ------
Borrowings at year end.................................   $907.1   479.0         411.1   475.5

Weighted average interest rate at year end.............     5.9%    5.6%          4.1%    4.1%

In 1997, the Company entered into a five-year interest rate swap which fixed the rate on $250 of commercial paper at 6.1 percent. The 1995 F.G. Wilson and Control Techniques acquisitions were partially financed by issuing notes to the sellers totaling 203 million British pounds, of which 163 million British pounds remain outstanding at September 30, 1997. The Company had swapped 163 million and 141 million British pounds with a weighted average interest rate of 6.7 percent and 6.0 percent to $260 and $221 at U.S. commercial paper rates at September 30, 1997 and 1996, respectively.

The Company and its subsidiaries maintained lines of credit amounting to $1,320 with various banks at September 30, 1997, to support commercial paper and to assure availability of funds at prevailing market interest rates. Lines of credit totaling $660 are effective until 2002 with the remainder through various dates in 1998. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $615 ($455 unused) at September 30, 1997. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable interest rates. In addition, as of September 30, 1997, the Company could issue up to $750 of additional debt securities under its shelf registration with the Securities and Exchange Commission.

(4)  LONG-TERM DEBT
Long-term debt is summarized as follows:

                                                               1997    1996
                                                              ------  ------
Commercial paper with a weighted average interest rate of
  5.6 percent at September 30, 1997........................   $255.5   336.3

6.3% notes due 2006........................................    250.0   250.0

7-7/8% Eurodollar notes due 1998..........................     100.0   100.0

8% convertible subordinated debentures due through 2011....     14.0    26.8

Other......................................................     78.1    72.0
                                                              ------  ------
                                                               697.6   785.1
Less current maturities....................................    126.9    12.5
                                                              ------  ------
  Total....................................................   $570.7   772.6
                                                              ======  ======

The Company has the ability to refinance commercial paper on a long-term basis through its credit lines, and the obligation is included in long-term debt.

The 7-7/8% Eurodollar notes and $55 of U.S. commercial paper have effectively been exchanged for non-U.S. dollar obligations due in 1998. The non-U.S. dollar obligations have an effective weighted average interest rate of 4.7 percent and
4.3 percent at September 30, 1997 and 1996, respectively, and are composed of 136 million Dutch guilders, 5 billion Japanese yen and 27 million Swiss francs. These non-U.S. dollar obligations have been designated as a partial hedge of the Company's non-U.S. dollar net asset exposure.

Long-term debt maturing during each of the four years after 1998 is $10.2, $4.2, $6.3 and $257.6, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $108, $120 and $121 in 1997, 1996 and 1995, respectively.

(5)  FINANCIAL INSTRUMENTS

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

As part of its currency hedging strategy, the Company utilizes purchased option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. The Company and its subsidiaries had approximately $575 and $280 of contracts (primarily options) outstanding at September 30, 1997 and 1996, respectively. These contracts for the sale or purchase of European and other currencies generally mature within one year, and deferred gains and losses are not material.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. At September 30, 1997 and 1996, respectively, the market value of the Company's convertible debentures was $60 and $89, compared to the related carrying value of $14 and $27. Common stock has been reserved for the conversion of these debentures (see note 8). The fair values of derivative financial instruments were not material at September 30, 1997 and 1996, and the estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 1997 and 1996.

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

Retirement plan expense for the years ended September 30, 1997, 1996 and 1995, follows:

                                                              U.S. Plans                    Non-U.S. Plans
                                                    ------------------------------  ------------------------------
                                                      1997       1996       1995      1997       1996       1995
                                                    --------   --------   --------  --------   --------   --------
Defined benefit plans:
 Service cost (benefits earned during the period).. $   31.7       30.1       28.0       8.0        8.3        7.7
 Interest cost.....................................     94.3       88.1       80.8      16.3       15.9       15.2
 Actual return on plan assets......................   (182.3)    (185.0)    (221.6)    (37.8)     (25.4)     (18.4)
 Net amortization and deferral.....................     44.1       60.1      113.5      19.7        9.2        5.1
                                                    --------   --------   --------  --------   --------   --------
   Net periodic pension expense (income)...........    (12.2)      (6.7)        .7       6.2        8.0        9.6
Defined contribution and multiemployer plans.......     48.5       43.4       39.4       8.1        7.4        7.5
                                                    --------   --------   --------  --------   --------   --------
 Total retirement plan expense..................... $   36.3       36.7       40.1      14.3       15.4       17.1
                                                    ========   ========   ========  ========   ========   ========

























The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of September 30, 1997 and 1996, follow:

                                                                             U.S. Plans          Non-U.S. Plans
                                                                         -------------------   -------------------
                                                                           1997       1996       1997       1996
                                                                         --------   --------   --------   --------
Accumulated benefit obligation........................................   $1,065.1      991.9      199.0      196.5
                                                                         --------   --------   --------   --------
Vested benefits included in accumulated benefit obligation............   $1,003.9      931.0      167.6      165.9
                                                                         --------   --------   --------   --------
Projected benefit obligation..........................................   $1,248.4    1,173.4      231.1      229.0
Plan assets at fair value (primarily corporate equity
 and fixed income securities).........................................    1,544.1    1,410.5      205.3      183.3
                                                                         --------   --------   --------   --------
   Plan assets in excess of (less than) projected benefit obligation..      295.7      237.1      (25.8)     (45.7)
Unamortized transition amount.........................................      (36.4)     (43.6)      (2.4)      (2.2)
Unrecognized net loss (gain)..........................................     (143.3)     (96.5)     (31.4)     (17.4)
Unrecognized prior service costs......................................       20.2       20.6        1.9        1.2
                                                                         --------   --------   --------   --------
 Pension asset (liability) recognized in the balance sheet............   $  136.2      117.6      (57.7)     (64.1)
                                                                         ========   ========   ========   ========

For 1997, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets used in the actuarial calculations were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.4 percent, 4.1 percent and 8.7 percent for non-U.S. plans. For 1996, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.5 percent, 4.1 percent and 8.8 percent for non-U.S. plans.

(7)  POSTRETIREMENT PLANS AND POSTEMPLOYMENT BENEFITS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 1997, 1996 and 1995 follows:

                                   1997    1996    1995
                                  ------  ------  ------
 Service cost...................  $  3.6    4.0      4.1
 Interest cost..................    19.0   18.4     19.6
 Net amortization and deferral..    (4.2)  (4.4)    (3.5)
                                  ------  ------  ------
                                  $ 18.4   18.0     20.2
                                  ======  ======  ======

The actuarial present value of accumulated postretirement benefit obligations as of September 30, 1997 and 1996 follows:

                                                                          1997      1996
                                                                         ------    ------
 Retirees..............................................................  $167.0     152.1
 Fully eligible active plan participants...............................    18.7      17.2
 Other active plan participants........................................    74.3      68.4
                                                                         ------    ------
   Accumulated postretirement benefit obligation.......................   260.0     237.7
 Unrecognized net gain.................................................    39.9      61.1
 Unrecognized prior service benefit....................................     9.6      11.0
                                                                         ------    ------
   Postretirement benefit liability recognized in the balance sheet....  $309.5     309.8
                                                                         ======    ======

The assumed discount rate used in measuring the obligation as of September 30, 1997, was 7.75 percent; the initial assumed health care cost trend rate was 8.0 percent, declining to 5.0 percent in the year 2004. The assumed discount rate used in measuring the obligation as of September 30, 1996, was 7.75 percent; the initial assumed health care cost trend rate was 8.5 percent, declining to 5.0 percent in the year 2004. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the obligation as of September 30, 1997, by approximately 5 percent and increase the 1997 postretirement plan expense by approximately 6 percent.

Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which establishes accounting standards for workers' compensation, disability and severance benefits. The Company recognized the obligation in the first quarter of 1995 as a cumulative effect of change in accounting principle of $21.3 (net of $13.7 in related income tax benefits). The adoption of the statement does not have a material impact on the Company's ongoing results of operations.



(8)  COMMON STOCK

In February 1997, stockholders approved increasing the authorized common stock from 400 million to 1.2 billion shares and decreasing the par value from $1 to $.50 per share. On March 10, 1997, the Company consummated a two-for-one split, and stockholders received one additional share of common stock for each share held. The accompanying financial statements and notes thereto have been restated to give effect to the split.

The Company has various stock option plans which permit certain officers and employees to purchase common stock at specified prices. Options are granted at 100% of the market value of the Company's common stock on the date of grant, vest one-third each year and expire ten years from the date of grant. At September 30, 1997, 1,038,504 options were available for grant under these plans. Changes in the number of shares subject to option during 1997, 1996 and 1995 follow (shares in thousands):

                                              1997             1996              1995
                                        ----------------  ----------------  ----------------
                                        Average           Average           Average
                                         Price   Shares    Price   Shares    Price   Shares
                                        -------  -------  -------  -------  -------  -------
Beginning of year.....................   $25.47    4,523   $22.39    4,483   $21.80    4,061
 Options granted......................    45.09    3,398    38.54      791    29.12      816
 Assumed options of acquired company..       --       --       --       --     8.16      417
 Options exercised....................    22.55     (794)   19.60     (662)   17.65     (712)
 Options canceled.....................    41.02     (429)   30.20      (89)   27.90      (99)
                                                 -------           -------           -------
End of year...........................    34.77    6,698    25.47    4,523    22.39    4,483
                                                 -------           -------           -------
Exercisable at year end...............             2,727             2,614             2,370
                                                 =======           =======           =======

Summarized information regarding stock options outstanding and exercisable at September 30, 1997 follows (shares in thousands):

                                      Outstanding                  Exercisable
                           -----------------------------------    ---------------
   Range of                             Average        Average            Average
Exercise Prices            Shares   Contractual Life    Price     Shares   Price
---------------            ------   ----------------   -------    ------  -------
    up to $20.............  1,070    3.6 years         $ 13.70       917  $ 14.93
    $21 to 40.............  2,233    6.5                 29.30     1,752    28.42
    $41 to 60.............  3,395    9.0                 45.02        58    43.43
                           ------                                 ------
        Total.............  6,698    7.3                 34.77     2,727    24.21
                           ======                                 ======

The 1993 and 1997 Incentive Shares Plans each authorize the distribution of a maximum of 6 million shares of common stock to key management personnel. At September 30, 1997, 714,000 shares had been issued under the 1993 plan with restriction periods of three to ten years, including 70,000 shares issued in 1997. In addition, 4,893,802 rights to receive common shares had been awarded, including 2,181,960 shares awarded in 1997 which are contingent upon accomplishing certain objectives by 2001. Rights awarded prior to 1997 will be distributed in 1998, with certain shares subject to a three-year restriction period.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock plans. The compensation expense charged against income for the Company's incentive shares plans is immaterial. Had compensation expense for the Company's stock plans been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per common share would not materially differ from reported amounts.

At September 30, 1997, 14,197,711 shares of common stock were reserved, including 13,158,734 shares for issuance under the Company's stock plans and 1,038,977 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $13.49 per share. During 1997, 8,278,440 treasury shares were acquired and 1,642,271 treasury shares were issued.

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









(9)  INCOME TAXES

The principal components of income tax expense follow:

                                                                                                 1997     1996     1995
                                                                                                ------   ------   ------
Federal:
   Current...................................................................................   $447.8    393.0    301.5
   Deferred..................................................................................     10.1      7.4     46.3

State and local..............................................................................     48.2     53.0     49.8

Non-U.S......................................................................................    155.6    137.1    133.3
                                                                                                ------   ------   ------
   Income tax expense........................................................................   $661.7    590.5    530.9
                                                                                                ======   ======   ======

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                                                                 1997    1996    1995
                                                                                                ------  ------  ------
Federal corporate statutory rate.............................................................    35.0%   35.0%   35.0%
   State and local taxes, less federal tax benefit...........................................     1.8     2.1     2.2
   Other.....................................................................................      .3     (.4)    (.8)
                                                                                                ------  ------  ------
Effective income tax rate....................................................................    37.1%   36.7%   36.4%
                                                                                                ======  ======  ======


The principal components of deferred tax assets (liabilities) follow:

                                                                  1997          1996
                                                                 -------       -------
Property, plant and equipment and intangibles................    $(321.3)       (281.7)
Leveraged leases.............................................     (191.1)       (194.9)
Pension......................................................      (62.2)        (53.5)
Accrued liabilities..........................................      237.6         226.0
Postretirement and postemployment benefits...................      128.9         130.4
Employee compensation and benefits...........................      108.8         101.8
Other........................................................       92.7          75.0
                                                                 -------       -------
    Total deferred tax assets (liabilities)..................    $  (6.6)          3.1
                                                                 =======       =======

At September 30, 1997 and 1996, respectively, net current deferred tax assets were $268.3 and $230.0, and net noncurrent deferred tax liabilities were $274.9 and $226.9. Total income taxes paid were approximately $645, $575 and $485 in 1997, 1996 and 1995, respectively.

(10) OTHER FINANCIAL DATA

Items charged to earnings during the years ended September 30, 1997, 1996 and 1995, included the following:

                                                                              1997      1996      1995
                                                                             ------    ------    ------
Research, new product development and product improvement costs............  $445.1     398.7     354.2
Rent expense...............................................................   156.9     144.8     129.2
Amortization of intangibles................................................   114.0     104.1      86.5



The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $78 in 1998 and decline substantially thereafter.

Other assets at September 30, 1997 and 1996, included the following:

                                               1997        1996
                                              ------      ------
Equity investments..........................  $128.3       276.2
Investment in leveraged leases..............   190.9       194.0



The market value of the Company's equity investments in publicly traded companies exceeded the related carrying value by approximately $215 at September 30, 1996.

Accrued expenses include employee compensation of $344.2 and $259.9, and other liabilities include minority interests in consolidated subsidiaries of $523.1 and $274.8 at September 30, 1997 and 1996, respectively.

(11) CONTINGENT LIABILITIES AND COMMITMENTS

At September 30, 1997, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

(12) INDUSTRY SEGMENT INFORMATION

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The products manufactured by the Company are classified into the following industry segments: Commercial and Industrial Components and Systems, and Appliance and Construction-Related Components. The Commercial and Industrial segment includes process control instrumentation, valves and systems; industrial motors and drives; industrial machinery, equipment and components; and electronics. Products of this segment are sold to commercial and industrial distributors and end-users for manufacturing and commercial applications. The Appliance and Construction-Related segment consists of fractional motors and appliance components; heating, ventilating and air conditioning components; and tools. This segment includes components sold to distributors and original equipment manufacturers for inclusion in end products and systems (ultimately sold through commercial and residential building construction channels), and construction-related products which retain their identity and are sold through distributors to consumers and the professional trades. Summarized information about the Company's operations in each industry segment and geographic area follows:

Industry Segments
(See note 2)

                                                 Net Sales to               Income Before Income
                                            Unaffiliated Customers       Taxes and Accounting Change           Total Assets
                                         ----------------------------    ----------------------------   ----------------------------
                                           1997      1996      1995        1997      1996      1995       1997      1996      1995
                                         --------  --------  --------    --------  --------  --------   --------  --------  --------
Commercial and Industrial...........     $  7,365     6,635     6,012       1,013       910       820      6,879     6,336     5,998
Appliance and Construction-
  Related...........................        4,934     4,515     4,001         813       742       652      4,100     3,544     2,671
Corporate and other items...........           --        --        --          79        84        99        484       601       730
Interest expense....................           --        --        --        (121)     (127)     (111)        --        --        --
                                         --------  --------  --------    --------  --------  --------   --------  --------  --------
  Total.............................     $ 12,299    11,150    10,013       1,784     1,609     1,460     11,463    10,481     9,399
                                         ========  ========  ========    ========  ========  ========   ========  ========  ========

                                                                               Depreciation and                   Capital
                                                                              Amortization Expense              Expenditures
                                                                          ----------------------------  ----------------------------
                                                                            1997      1996      1995      1997      1996      1995
                                                                          --------  --------  --------  --------  --------  --------
Commercial and Industrial.............................................    $    300       280       254       252       236       214
Appliance and Construction-Related....................................         206       179       149       305       246       195
Corporate and other items.............................................           6         6         6        18        32        12
                                                                          --------  --------  --------  --------  --------  --------
  Total...............................................................    $    512       465       409       575       514       421
                                                                          ========  ========  ========  ========  ========  ========





Geographic Areas
(By origin)

                                                Net Sales to              Income Before Income
                                            Unaffiliated Customers     Taxes and Accounting Change             Total Assets
                                         ----------------------------   ----------------------------   ----------------------------
                                           1997      1996      1995       1997      1996      1995       1997      1996      1995
                                         --------  --------  --------   --------  --------  --------   --------  --------  --------
United States.......................     $  8,108     7,168     6,395      1,342     1,193     1,064      7,147     6,159     4,994
Europe..............................        2,951     2,919     2,668        318       316       274      2,947     3,023     2,974
Other areas.........................        1,240     1,063       950        166       143       134      1,199       913       886
Corporate and other items...........           --        --        --         79        84        99        484       601       730
Interest expense....................           --        --        --       (121)     (127)     (111)        --        --        --
Eliminations........................           --        --        --         --        --        --       (314)     (215)     (185)
                                         --------  --------  --------   --------  --------  --------   --------  --------  --------
  Total.............................     $ 12,299    11,150    10,013      1,784     1,609     1,460     11,463    10,481     9,399
                                         ========  ========  ========   ========  ========  ========   ========  ========  ========


(13)  QUARTERLY FINANCIAL INFORMATION (Unaudited)
Financial Results


                                         Net Sales             Gross Profit            Net Earnings
                                  ----------------------  ----------------------  ----------------------
                                     1997        1996        1997        1996        1997        1996
                                  ----------  ----------  ----------  ----------  ----------  ----------
First Quarter...............      $  2,830.6     2,565.8     1,025.2       915.4       254.9       230.5
Second Quarter..............         3,103.5     2,819.8     1,116.1       998.7       280.4       254.9
Third Quarter...............         3,208.4     2,896.8     1,141.4     1,037.0       296.6       266.9
Fourth Quarter..............         3,156.1     2,867.5     1,150.3     1,033.8       290.0       266.2
                                  ----------  ----------  ----------  ----------  ----------  ----------
     Fiscal Year............      $ 12,298.6    11,149.9     4,433.0     3,984.9     1,121.9     1,018.5
                                  ==========  ==========  ==========  ==========  ==========  ==========


                                                                   Earnings Per           Dividends Per
                                                                   Common Share           Common Share
                                                                 ----------------       ----------------
                                                                  1997      1996         1997      1996
                                                                 ------    ------       ------    ------
First Quarter...............................................      $ .57       .51          .27      .245
Second Quarter..............................................        .63       .57          .27      .245
Third Quarter...............................................        .67       .60          .27      .245
Fourth Quarter..............................................        .65       .59          .27      .245
                                                                 ------    ------       ------    ------
     Fiscal Year............................................      $2.52      2.27         1.08      .98
                                                                 ======    ======       ======    ======

All per share data reflect the 1997 two-for-one stock split.

See Note 2 for information regarding non-recurring items and the Company's acquisition and divestiture activities.

--------------------------------------------------------------------------------















Stock Prices

                                                                         Price Range Per Common Share
                                                                 --------------------------------------------
                                                                        1997                     1996
                                                                 --------------------    --------------------
                                                                   High        Low         High        Low
                                                                 --------    --------    --------    --------
First Quarter...............................................      $51 3/4     43 3/4     40 7/8       34 5/16
Second Quarter..............................................       52 5/8     45         43 3/8       38 7/8
Third Quarter...............................................       57 1/2     45         45 3/16      38 3/4
Fourth Quarter..............................................       60 3/8     52 5/16    45 13/16     39 3/8

     Fiscal Year............................................      $60 3/8     43 3/4     45 13/16     34 5/16

Emerson Electric Co. common stock (Symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

Independent Auditors' Report

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, effective October 1, 1994, the Company changed its method of accounting for postemployment benefits.

/s/ KPMG Peat Marwick LLP


St. Louis, Missouri
November 3, 1997

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (ii) competitive factors and competitor responses to Emerson initiatives; (iii) successful development and market introductions of anticipated new products; (iv) stability of government laws and regulations, including taxes; (v) stable governments and business conditions in emerging economies; (vi) successful penetration of emerging economies; (vii) con-tinuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

                                       48