Form 10-K, Exhibit 13
period 1998-09-30
EMERSON ELECTRIC CO
filed 1998-12-23
CIK 32604

                                                   EXHIBIT 13

 Financial Review

 Results of Operations

 Net Sales

 Sales for 1998 were a record $13.4 billion, an increase of $1.1 billion or 9.3 percent from 1997. The strong sales growth reflected balanced performance from the Company's segments and the contribution of acquisitions (see note
 2). All businesses reported underlying sales growth in 1998. This growth was achieved despite the impact of a stronger dollar that reduced reported sales growth by more than 2 percent. Slightly more than half of the sales increase was attributable to solid underlying domestic growth and modest international demand. Domestic sales increased approximately $1.0 billion or 14 percent, benefiting from very strong gains in the electronics business, strong growth in the fractional motors and appliance business and acquisitions. International sales increased approximately $140 million, or 3 percent.
 Demand was solid throughout the year in the United States and Europe, which account for more than three-quarters of consolidated revenue. New product sales, from products introduced in the past five years, increased approximately $490 million or 13 percent to a record $4.4 billion, representing 33 percent of sales. Acquisitions completed throughout fiscal 1998 and the first quarter 1999 acquisition of the Westinghouse Process Control Division are expected to have total sales of $1 billion in fiscal 1999.

 In 1997, sales were $12.3 billion, up $1,149 million or 10.3 percent from 1996. Approximately half of the sales increase was attributable to solid international demand and modest domestic growth with the remainder due to acquisitions. All businesses reported sales growth in 1997. Domestic sales increased approximately $770 million or 12 percent, benefiting from acquisitions, solid gains in the tools business, very strong gains in the electronics business and slight price increases. International sales increased approximately $380 million, reflecting moderate growth in Europe, continued strength in Asia-Pacific and Latin America, strong growth in Canada and acquisitions, partially offset by unfavorable foreign currency translation of approximately $235 million. New product sales increased approximately $520 million or 15 percent to $3.9 billion, representing 32 percent of sales.

 International Sales

 International sales, including U.S. exports, increased approximately 3 percent to a record $5.4 billion in 1998, representing 40 percent of the Company's total sales. Solid demand in Europe and the strong growth in other regions of the world, led by Latin America, more than offset the impact of significant weakness in Asian economies. Sales by non-U.S. subsidiaries were $4.4 billion in 1998, up $228 million or 5 percent from 1997. U.S. exports decreased 8 percent to $968 million in 1998 compared to the record export sales in 1997, reflecting weakness in Asia-Pacific. International subsidiary sales increased approximately 6 percent excluding acquisitions and the unfavorable impact of currency translation of approximately $250 million.



 In 1997, international sales increased 8 percent to $5.2 billion, representing 43 percent of the Company's total sales. Sales by non-U.S. subsidiaries were $4.2 billion in 1997, up $209 million or 5 percent from 1996. U.S. exports exceeded $1 billion for the first time in 1997, increasing 19 percent to $1,054 million, reflecting strong sales gains in the process and the heating, ventilating and air conditioning businesses and acquisitions. International sales increased approximately 7 percent excluding acquisitions and the unfavorable impact of currency translation as all major geographic regions achieved sales growth, with particular strength in Asia-Pacific, Latin America and Canada.

 Industry Segment Sales

 Sales in the Commercial and Industrial segment were $8.1 billion, up $737 million or 10.0 percent from 1997, reflecting moderate demand and acquisitions, partially offset by the stronger dollar. The electronics business continued its very strong underlying sales growth, reflecting broad strength across product lines and service offerings. In addition, sales of the business benefited from the acquisition of Hiross, an Italian manufacturer of precision environmental control and site monitoring products. Sales of the industrial motors and drives business grew solidly, excluding the negative impact of foreign currency, as a result of strong international demand outside of Asia and the contribution of the Computational Systems, Inc. acquisition. The industrial components and equipment business reported modest underlying sales growth on a fixed rate basis, and the majority-owned joint venture formed with General Signal's Electrical Group in September 1997 further enhanced sales growth. Excluding the effects of currency translation, the process business reported moderate sales growth as demand was balanced across the major geographic regions it serves.

 Sales in the Appliance and Construction-Related segment were $5.3 billion, up $411 million or 8.3 percent from 1997, reflecting solid domestic growth and acquisitions, partially offset by weak Asian demand. Sales of the underlying fractional motors and appliance components business grew solidly, benefiting from robust demand in the United States. Strong gains in the tools business reflect the 1997 acquisition of InterMetro Industries and modest underlying growth. The heating, ventilating and air conditioning business reported modest sales growth, as very strong demand in the U.S. and Europe was partially offset by the impact of weak Asian economies on U.S. export sales.

 In 1997, sales in the Commercial and Industrial segment were $7.4 billion, up $730 million or 11.0 percent from 1996, reflecting solid international demand, moderate domestic gains and acquisitions. The electronics business achieved very strong underlying sales growth, reflecting broad strength across product lines and service offerings. During the second quarter of 1997, the Company increased its ownership and began consolidating the results of Astec (BSR) Plc. The process business reported modest sales gains as solid international demand was limited by the impact of the strengthening dollar. Sales of the industrial motors and drives business increased moderately over a very strong prior year, as the contribution of 1996 acquisitions helped offset the effects of sluggish European economies and unfavorable currency translation. The industrial components and equipment business reported modest sales gains, as solid international demand was offset by unfavorable exchange rates.

 In 1997, sales in the Appliance and Construction-Related segment were $4.9 billion, up $419 million or 9.3 percent from 1996, reflecting slight domestic gains, strong international demand, the impact of the 1996 Vermont American consolidation and other acquisitions. Sales of the underlying tools business increased solidly, reflecting strong domestic demand and the success of new products. The heating, ventilating and air conditioning business reported slight sales gains as strong international demand offset the significant impact of cool weather on U.S. markets. Sales of the fractional motors and appliance components business increased slightly as the cool weather reduced demand for motors used in room air-conditioners and fans.




 Total Costs and Expenses

 Cost of sales for 1998 was $8.6 billion, an increase of 9.3 percent, due primarily to increased sales volume. In 1997, cost of sales was $7.9 billion, compared to $7.2 billion in 1996, an increase of 9.8 percent. Cost of sales as a percent of net sales was 63.9 percent in 1998 compared to 64.0 percent and 64.3 percent in 1997 and 1996, respectively. Gross profit margins have improved as a result of the Company's ongoing commitment to cost reduction and containment efforts and productivity improvement programs.

 Selling, general and administrative (SG&A) expenses were $2.7 billion, $2.5 billion, and $2.2 billion in 1998, 1997 and 1996, respectively. As a percent of net sales, SG&A expenses were 19.9 percent in 1998 and 1997, and 19.6 percent in 1996. These increases in SG&A expenses reflect increased investment in new product development and other revenue growth programs and acquisitions, offset by ongoing cost reduction efforts. The Company continued its commitment to new product development by increasing engineering and development expense 10.4 percent to a record $491 million in 1998, compared to $445 million and $399 million in 1997 and 1996, respectively.

 Interest expense increased to $152 million in 1998 from $121 million in 1997, reflecting higher average borrowings resulting from acquisitions and share repurchases. In 1997, interest expense decreased from $127 million in 1996, reflecting lower interest rates.

 Other deductions, net, including amortization of intangibles, were $100 million in 1998, compared to $78 million and $57 million in 1997 and 1996, respectively. The fourth quarter of 1997 included a gain of approximately $80 million from the formation of the joint venture between Emerson's Appleton Electric division and General Signal's Electrical Group. The fourth quarter of 1996 included a $78 million gain from the disposition of Emerson's interest in the S-B Power Tool joint venture. These gains were substantially offset by other non-recurring items. See note 2 for additional information.

 Income Before Income Taxes

 Income before income taxes increased $140 million, or 7.8 percent, to $1.9 billion in 1998, reflecting increased sales and improvement in underlying margins, partially offset by increased interest expense. Income before interest expense and income taxes in the Commercial and Industrial segment increased $110 million, or 10.9 percent, to $1,123 million in 1998. Income of the segment was 13.9 percent and 13.8 percent of net sales in 1998 and 1997, respectively. These results reflect worldwide sales growth, acquisitions and ongoing cost reduction efforts. Income in the Appliance and Construction-Related segment increased $127 million, or 15.6 percent, to $940 million in 1998. As a percent of net sales, income of the segment was 17.6 percent in 1998 and 16.5 percent in 1997. This improvement is primarily the result of solid domestic sales growth and ongoing cost reduction efforts.

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






 Income Taxes

 Income taxes were $695 million, $662 million and $590 million in 1998, 1997, and 1996, respectively. The effective income tax rate was 36.1 percent in 1998, compared to 37.1 percent in 1997 and 36.7 percent in 1996, reflecting the impact of global tax planning strategies and acquisitions.

 Net Earnings and Return on Equity

 Net earnings for 1998 were a record $1.2 billion, up 9.5 percent from $1.1 billion in 1997. Net earnings as a percent of sales was 9.1 percent in 1998 and 1997. Diluted earnings per common share were a record $2.77 in 1998, up
 10.8 percent from $2.50 in 1997. Emerson achieved a return on average stockholders' equity of 21.9 percent compared to 20.8 percent and 19.9 percent in 1997 and 1996, respectively. Net earnings for 1997 were up 10.2 percent from $1.0 billion in 1996. Diluted earnings per common share in 1997 were up
 11.1 percent from $2.25 in 1996.

 Financial Position, Capital Resources and Liquidity

 The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

 Cash Flow

 Emerson generated record operating cash flow of $1.7 billion in 1998, an increase of 10.2 percent compared to 1997. Operating cash flows were $1.5 billion and $1.3 billion in 1997 and 1996, respectively. Operating working capital was approximately 17 percent of sales in 1998 and 1997, and 18 percent of sales in 1996. Initiatives to reduce working capital during the year contributed to solid improvements in the underlying company's inventory turnover and days sales outstanding.

 Capital expenditures were $603 million, $575 million and $514 million in 1998, 1997 and 1996, respectively. These expenditures increase the Company's global capacity to leverage opportunities within the heating, ventilating and air conditioning and stand-by power generation industries, as well as improve manufacturing productivity in a number of our businesses. The Company continued work on a $200 million project focused on a new compressor and motor plant in Suzhou, China. Cash paid in connection with Emerson's purchase acquisitions was $573 million, $319 million and $300 million in 1998, 1997 and 1996, respectively.

 Dividends were a record $521 million ($1.18 per share) in 1998, compared with $481 million ($1.08 per share) in 1997 and $439 million ($.98 per share) in 1996. In November 1998, the Board of Directors voted to increase the quarterly cash dividend 10.2 percent to an annualized rate of $1.30 per share.

 Leverage/Capitalization

 Total debt increased to $2.6 billion in 1998 from $2.0 billion in 1997 and $1.7 billion in 1996, reflecting the impact of acquisitions and the Company's share repurchase program. The program, initiated in fiscal 1997, authorizes the repurchase of up to 40 million shares of the Company's outstanding common stock, with more than 16 million shares repurchased through September 30, 1998. Net purchases of treasury stock totaled $499 million and $377 million in 1998 and 1997, respectively. See notes 2, 3 and 4 for additional information.





 The total debt-to-capital ratio was 30.8 percent at year-end 1998, compared to
 27.1 percent in 1997 and 24.5 percent in 1996. At September 30, 1998, net debt (total debt less cash and equivalents and short-term investments) was
 29.0 percent of net capital, compared to 24.9 percent in 1997 and 22.9 percent in 1996. The Company's interest coverage ratio (income before income taxes, non-recurring items and interest expense divided by interest expense) was
 13.7 times in 1998, compared to 15.8 times in 1997 and 13.7 times in 1996, as a result of higher average borrowings in 1998, partially offset by earnings growth.

 At year-end 1998, the Company and its subsidiaries maintained lines of credit amounting to $1.8 billion to support commercial paper and had available non-U.S. bank credit facilities of $585 million to support non-U.S. operations. Lines of credit totaling $900 million are effective until 2003, with the remainder through June 1999. These lines of credit and bank credit facilities assure the availability of funds at prevailing interest rates. In addition, the Company increased its shelf registration with the Securities and Exchange Commission subsequent to year end to permit the issuance of up to $1 billion of additional debt securities. See note 3.

 Financial Instruments

 The Company is exposed to market risk related to changes in interest rates and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This methodology has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results. See notes 1, 3, 4 and 5.

 Year 2000 Readiness

 The Company has developed a comprehensive Year 2000 plan that includes assessment, hardware and software remediation, and testing. The Company has substantially completed the assessment phase, which included review of internal computer applications and information systems, products, facilities and equipment, as well as products and services provided by third parties. Remediation and testing activities at the Company's divisions are at various stages, with more than half of the work completed on critical systems. Substantially all computer applications and systems are expected to be Year 2000 compliant by September 30, 1999. Numerous third parties have been contacted to assess and monitor their compliance and remediation efforts, with particular emphasis placed on more than 3,000 key suppliers. The estimated costs of the Year 2000 compliance program are not material to the Company's operating results or financial position.

 The Company is supplementing existing emergency recovery plans with Year 2000-specific procedures to mitigate the impact of any unsuccessful remediation or third party failures. Management believes that the diversity of the Company's operations and systems reduces overall exposure and expects that the consequences of any unsuccessful remediation will not be significant. However, there can be no assurance that the Company's efforts or those of other entities will be successful, or that any potential failure would not have a material adverse effect on the Company's operating results or financial condition.

 Consolidated Statements of Earnings

 Emerson Electric Co. and Subsidiaries

 Years ended September 30
 (Dollars in millions except per share amounts)


                                                     1998           1997            1996
                                                  ---------       --------        --------
Net sales                                         $13,447.2       12,298.6        11,149.9
                                                  ---------       --------        --------
Costs and expenses:
 Cost of sales                                      8,595.6        7,865.6         7,165.0
 Selling, general and administrative expenses       2,676.7        2,450.9         2,192.0
 Interest expense                                     151.7          120.9           126.9
 Other deductions, net                                 99.7           77.6            57.0
                                                  ---------       --------        --------
   Total costs and expenses                        11,523.7       10,515.0         9,540.9
                                                  ---------       --------        --------
Income before income taxes                          1,923.5        1,783.6         1,609.0
Income taxes                                          694.9          661.7           590.5
                                                  ---------       --------        --------
Net earnings                                      $ 1,228.6        1,121.9         1,018.5
                                                  =========       ========        ========
Basic earnings per common share                   $    2.80           2.52            2.27
                                                  =========       ========        ========
Diluted earnings per common share                 $    2.77           2.50            2.25
                                                  =========       ========        ========

 See accompanying notes to consolidated financial statements.

 Consolidated Balance Sheets

 Emerson Electric Co. and Subsidiaries

 September 30
 (Dollars in millions except per share amounts)


Assets
                                                                           1998         1997
                                                                         ---------    --------
Current assets
  Cash and equivalents                                                   $   209.7       221.1
  Receivables, less allowances of $54.6 in 1998
   and $54.0 in 1997                                                       2,416.1     2,200.2
  Inventories:
   Finished products                                                         858.6       789.6
   Raw materials and work in process                                       1,137.9     1,092.0
                                                                         ---------    --------
     Total inventories                                                     1,996.5     1,881.6
  Other current assets                                                       379.0       413.9
                                                                         ---------    --------
   Total current assets                                                    5,001.3     4,716.8
                                                                         ---------    --------

Property, plant and equipment
  Land                                                                       173.4       167.0
  Buildings                                                                1,205.5     1,066.0
  Machinery and equipment                                                  4,373.5     3,928.9
  Construction in progress                                                   318.3       271.8
                                                                         ---------    --------
                                                                           6,070.7     5,433.7
  Less accumulated depreciation                                            3,059.1     2,698.3
                                                                         ---------    --------
   Property, plant and equipment, net                                      3,011.6     2,735.4
                                                                         ---------    --------

Other assets
  Excess of cost over net assets of purchased businesses,
   less accumulated amortization of $617.5 in 1998 and $509.5 in 1997      3,702.7     3,116.0
  Other                                                                      944.2       895.1
                                                                         ---------    --------
   Total other assets                                                      4,646.9     4,011.1
                                                                         ---------    --------
                                                                         $12,659.8    11,463.3
                                                                         =========    ========

 See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity
                                                           1998         1997
                                                         ---------    --------
Current liabilities
  Short-term borrowings and current
    maturities of long-term debt                         $ 1,524.4     1,445.1
  Accounts payable                                         1,036.7       942.1
  Accrued expenses                                         1,252.7     1,241.9
  Income taxes                                               207.9       213.3
                                                         ---------    --------
    Total current liabilities                              4,021.7     3,842.4
                                                         ---------    --------
Long-term debt                                             1,056.6       570.7
                                                         ---------    --------
Other liabilities                                          1,778.2     1,629.5
                                                         ---------    --------
Stockholders' equity
  Preferred stock of $2.50 par value per share.
    Authorized 5,400,000 shares; issued - none                  --          --
  Common stock of $.50 par value per share. Authorized
    1,200,000,000 shares; issued 476,677,006 shares in
    1998 and 1997                                            238.3       238.3
  Additional paid-in capital                                  27.9         3.3
  Retained earnings                                        7,056.5     6,348.9
  Cumulative translation adjustments                        (236.2)     (205.9)
                                                         ---------    --------
                                                           7,086.5     6,384.6
  Less cost of common stock in treasury, 38,452,823
    shares in 1998 and 35,873,321 shares in 1997           1,283.2       963.9
                                                         ---------    --------
    Total stockholders' equity                             5,803.3     5,420.7
                                                         ---------    --------
                                                         $12,659.8    11,463.3
                                                         =========    ========

 Consolidated Statements
 of Stockholders' Equity

 Emerson Electric Co. and Subsidiaries

 Years ended September 30
 (Dollars in millions except per share amounts)

                                                        1998         1997        1996
                                                      ---------     -------     -------
Common stock                                          $   238.3       238.3       238.3
                                                      ---------     -------     -------

Additional paid-in capital
  Beginning balance                                         3.3        12.3        15.0
  Stock plans                                             (43.4)       (2.8)         .1
  Treasury stock issued for acquisitions and other         68.0        (6.2)       (2.8)
                                                      ---------     -------     -------

  Ending balance                                           27.9         3.3        12.3
                                                      ---------     -------     -------

Retained earnings
  Beginning balance                                     6,348.9     5,707.7     5,128.3
  Net earnings                                          1,228.6     1,121.9     1,018.5
  Cash dividends (per share: 1998, $1.18;
    1997, $1.08; 1996, $.98)                             (521.0)     (480.7)     (439.1)
                                                      ---------     -------     -------

  Ending balance                                        7,056.5     6,348.9     5,707.7
                                                      ---------     -------     -------

Cumulative translation adjustments
  Beginning balance                                      (205.9)      (29.2)       17.0
  Translation adjustments                                 (30.3)     (176.7)      (46.2)
                                                      ---------     -------     -------

  Ending balance                                         (236.2)     (205.9)      (29.2)
                                                      ---------     -------     -------

Treasury stock
  Beginning balance                                      (963.9)     (575.7)     (527.8)
  Acquired                                               (498.4)     (427.2)      (99.5)
  Issued under stock plans                                108.5        18.3        14.2
  Issued for acquisitions and other                        70.6        20.7        37.4
                                                      ---------     -------     -------

  Ending balance                                       (1,283.2)     (963.9)     (575.7)
                                                      ---------     -------     -------

Total stockholders' equity                            $ 5,803.3     5,420.7     5,353.4
                                                      =========     =======     =======

 See accompanying notes to consolidated financial statements.

 Consolidated Statements of Cash Flows

 Emerson Electric Co. and Subsidiaries

 Years ended September 30
 (Dollars in millions)


                                                                     1998         1997        1996
                                                                   ---------     -------     -------
Operating activities

  Net earnings                                                     $ 1,228.6     1,121.9     1,018.5
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                                    562.5       511.6       464.6
      Changes in operating working capital                             (81.0)      (42.6)     (131.6)
      Other                                                            (58.5)      (92.3)      (34.2)
                                                                   ---------     -------     -------
        Net cash provided by operating activities                    1,651.6     1,498.6     1,317.3
                                                                   ---------     -------     -------

Investing activities

  Capital expenditures                                                (602.6)     (575.4)     (513.5)
  Purchases of businesses, net of cash and equivalents acquired       (572.9)     (319.2)     (299.8)
  Divestiture of business interests and other, net                      76.2        34.0       272.3
                                                                   ---------     -------     -------
        Net cash used in investing activities                       (1,099.3)     (860.6)     (541.0)
                                                                   ---------     -------     -------

Financing activities

  Net increase (decrease) in short-term borrowings                     145.4       321.8      (363.8)
  Proceeds from long-term debt                                         452.0         5.8       249.9
  Principal payments on long-term debt                                (132.5)      (13.1)      (77.0)
  Net purchases of treasury stock                                     (499.4)     (376.6)     (120.3)
  Dividends paid                                                      (521.0)     (480.7)     (439.1)
                                                                   ---------     -------     -------
        Net cash used in financing activities                         (555.5)     (542.8)     (750.3)
                                                                   ---------     -------     -------

Effect of exchange rate changes on cash and equivalents                 (8.2)      (23.1)        5.7
                                                                   ---------     -------     -------

Increase (decrease) in cash and equivalents                            (11.4)       72.1        31.7

Beginning cash and equivalents                                         221.1       149.0       117.3
                                                                   ---------     -------     -------
Ending cash and equivalents                                        $   209.7       221.1       149.0
                                                                   =========     =======     =======





Changes in operating working capital

  Receivables                                                      $   (76.1)     (117.3)     (124.3)
  Inventories                                                          (27.7)      (64.4)      (18.0)
  Other current assets                                                  19.7       (19.5)        7.8
  Accounts payable                                                        .9        28.0        43.7
  Accrued expenses                                                      (2.8)       88.6       (16.5)
  Income taxes                                                           5.0        42.0       (24.3)
                                                                   ---------     -------     -------
                                                                   $   (81.0)      (42.6)     (131.6)
                                                                   =========     =======     =======

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

 Inventories
 Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of the fiscal year, and variances incurred during the year are allocated between inventories and cost of sales.

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





 Revenue Recognition
 The Company recognizes nearly all of its revenues from the sale of manufactured products as shipped.

 Financial Instruments
 The net amount to be paid or received under interest rate swap agreements is accrued over the life of the agreement as a separate component of interest expense. Gains and losses on purchased currency option and forward exchange contracts that qualify for deferral accounting are recognized in income with the underlying hedged transactions; otherwise, the contracts are recorded in the balance sheet, and changes in fair value are recognized immediately in other deductions, net. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. net asset exposures are included in cumulative translation adjustments.

 Income Taxes
 No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $950 at September 30, 1998), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

 Financial Statement Presentation
 The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. All share and per share data reflect the 1997 two-for-one stock split.

 (2)  Acquisitions and Divestitures

 Cash paid in connection with the Company's purchase acquisitions, which include several smaller businesses, follows:

                                                             1998    1997   1996
                                                            ------  -----  -----

Fair value of assets acquired.............................  $947.0  359.4  402.1
Less liabilities assumed..................................   214.5   38.2   79.3
Less notes and common stock issued to sellers.............   159.6    2.0   23.0
                                                            ------  -----  -----
  Cash paid (net of cash and equivalents acquired)........  $572.9  319.2  299.8
                                                            ======  =====  =====

 During the first quarter of 1998, the Company purchased Computational Systems, Inc. ("CSI") for approximately $160, primarily in common stock. CSI is a supplier of condition monitoring and diagnostic products and services for motors and other rotational equipment. During the fourth quarter of 1998, Astec (BSR) Plc, a subsidiary of Emerson, purchased the Advanced Power Systems ("APS") business from Northern Telecom Limited for approximately $325. APS manufactures power conversion products for a wide variety of telecommunications applications. In addition, the Company purchased Plaset SpA, a European manufacturer of appliance drain pumps, and acquired a majority interest in Hiross, an Italian manufacturer of precision environmental control and site monitoring products. Several smaller businesses were also purchased in 1998. The companies acquired in 1998 had annualized sales of approximately $775.

 During the second quarter of 1997, Emerson acquired a majority interest in Astec (BSR) Plc through additional share purchases and began consolidating its results. Astec had annual sales of approximately $600 in calendar 1996. During the fourth quarter of 1997, the Company purchased InterMetro Industries for approximately $275 and acquired Clairson International Corporation. These two companies produce free-standing and wall-mounted ventilated shelving and specialty storage products. Emerson previously owned a controlling interest in Clairson through Vermont American Corporation ("V.A."), the Company's joint venture with Robert Bosch GmbH. InterMetro and Clairson had combined annual sales of more than $300. Several smaller businesses were also purchased or sold in 1997.

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




 Emerson began consolidating V.A. in the second quarter of 1996 as a result of an agreement in which Emerson acquired control over the venture. At September 30, 1998, Emerson had guaranteed V.A.'s indebtedness of approximately $255. If required to perform under the guarantee, the Company will be indemnified for up to approximately $90 by Bosch. In addition, the Company purchased Kop-Flex, Inc., a manufacturer of flexible couplings, and Dieterich Standard, a manufacturer of flow measurement sensors, along with several smaller businesses in 1996.

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

 (3) Short-term Borrowings and Lines of Credit

 Short-term borrowings consist of commercial paper, notes issued to sellers in connection with business combinations and non-U.S. bank borrowings as follows:


                                                 United States      Non-U.S.
                                               ----------------   -------------
                                                 1998     1997    1998    1997
                                               --------   -----   -----   -----

Borrowings at year end.........................$1,005.5   907.1   505.0   411.1

Weighted average interest rate at year end.....    5.7%    5.9%    4.4%    4.1%

 In 1998, the Company entered into an interest rate agreement which caps the rate on $250 of commercial paper at 6.0 percent through September 1999. In 1997, the Company entered into a five-year interest rate swap which fixed the rate on $250 of commercial paper at 6.1 percent. The Company had 152 million and 163 million of British pound notes with a weighted average interest rate of 7.5 and 6.7 percent swapped to $257 and $260 at U.S. commercial paper rates at September 30, 1998 and 1997, respectively.

 The Company and its subsidiaries maintained lines of credit amounting to $1,800 with various banks at September 30, 1998, to support commercial paper and to assure availability of funds at prevailing market interest rates.
 Lines of credit totaling $900 are effective until 2003 with the remainder through June 1999. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $835 ($585 unused) at September 30, 1998. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable interest rates. In addition, as of September 30, 1998, the Company could issue up to $500 of additional debt securities under its shelf registration with the Securities and Exchange Commission. Subsequent to year end, the Company issued $175 of 5%, 10-year notes which were used to reduce outstanding U.S. commercial paper, and increased its shelf registration to $1 billion.

 (4)  Long-term Debt

 Long-term debt is summarized as follows:


                                                               1998        1997
                                                             --------      -----
Commercial paper with a weighted average interest rate of
  5.5 percent at September 30, 1998......................... $  252.6      255.5

6.3% notes due 2006.........................................    250.0      250.0

5 1/2% notes due 2008.......................................    250.0         --

Term loan due 2000 through 2003 with a weighted average
  interest rate of 6.0 percent at September 30, 1998........    200.0         --

7 7/8% Eurodollar notes due 1998............................       --      100.0

8% convertible subordinated debentures due through 2011.....      9.5       14.0

Other.......................................................    108.4       78.1
                                                             --------      -----
                                                              1,070.5      697.6
Less current maturities.....................................     13.9      126.9
                                                             --------      -----
  Total..................................................... $1,056.6      570.7
                                                             ========      =====








 The Company has the ability to refinance commercial paper on a long-term basis through its credit lines, and the obligation is included in long-term debt.

 The 7 7/8% Eurodollar notes and $55 of U.S. commercial paper were effectively exchanged for non-U.S. dollar obligations due in 1998. The non-U.S. dollar obligations had an effective weighted average interest rate of 4.7 percent at September 30, 1997, and were composed of 136 million Dutch guilders, 5 billion Japanese yen and 27 million Swiss francs. These non-U.S. dollar obligations were designated as a partial hedge of the Company's non-U.S. dollar net asset exposure.

 Long-term debt maturing during each of the four years after 1999 is $62.9, $61.1, $73.5 and $310.6, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $138, $108 and $120 in 1998, 1997 and 1996, respectively.

 (5)  Financial Instruments

 The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

 As part of its currency hedging strategy, the Company utilizes purchased option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. The Company and its subsidiaries had approximately $335 and $575 of contracts (primarily options) outstanding at September 30, 1998 and 1997, respectively. These contracts for the sale or purchase of European and other currencies generally mature within one year, and deferred gains and losses are not material.

 Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. At September 30, 1998 and 1997, respectively, the market value of the Company's convertible debentures was $44 and $60, compared to the related carrying value of $10 and $14. Common stock has been reserved for the conversion of these debentures (see note 8). The fair values of derivative financial instruments were not material at September 30, 1998 and 1997, and the estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 1998 and 1997.

                                       35
 (6)  Retirement Plans

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

 Retirement plan expense includes the following components:


                                                                          U.S. Plans                  Non-U.S. Plans
                                                                   ------------------------     -------------------------
                                                                   1998      1997      1996     1998       1997      1996
                                                                   ----      ----      ----     ----       ----      ----
Defined benefit plans:
  Service cost (benefits earned during the period)............   $   33.2     31.7      30.1      7.9       8.0       8.3
  Interest cost...............................................      106.1     94.3      88.1     16.4      16.3      15.9
  Actual return on plan assets................................       23.5   (182.3)   (185.0)   (27.6)    (37.8)    (25.4)
  Net amortization and deferral...............................     (178.0)    44.1      60.1      9.9      19.7       9.2
                                                                 --------   ------    ------    -----     -----     -----
    Net periodic pension expense (income).....................      (15.2)   (12.2)     (6.7)     6.6       6.2       8.0
Defined contribution and multiemployer plans..................       54.6     48.5      43.4      9.4       8.1       7.4
                                                                 --------   ------    ------    -----     -----     -----
  Total retirement plan expense...............................   $   39.4     36.3      36.7     16.0      14.3      15.4
                                                                 ========   ======    ======    =====     =====     =====






















 The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans follow:


                                                                              U.S. Plans        Non-U.S. Plans
                                                                         -------------------    ---------------
                                                                           1998       1997      1998      1997
                                                                         --------    -------    -----     -----
Accumulated benefit obligation........................................   $1,247.1    1,065.1    226.9     199.0
                                                                         ========    =======    =====     =====
Vested benefits included in accumulated benefit obligation............   $1,180.4    1,003.9    192.7     167.6
                                                                         ========    =======    =====     =====
Projected benefit obligation..........................................   $1,437.9    1,248.4    263.2     231.1
Plan assets at fair value (primarily corporate equity
  and fixed income securities)........................................    1,515.5    1,544.1    232.6     205.3
                                                                         --------    -------    -----     -----
    Plan assets in excess of (less than) projected benefit obligation.       77.6      295.7    (30.6)    (25.8)
Unamortized transition amount.........................................      (29.2)     (36.4)    (2.0)     (2.4)
Unrecognized net loss (gain)..........................................       89.3     (143.3)   (32.4)    (31.4)
Unrecognized prior service costs......................................       23.7       20.2      1.6       1.9
                                                                         --------    -------    -----     -----
  Pension asset (liability) recognized in the balance sheet...........   $  161.4      136.2    (63.4)    (57.7)
                                                                         ========    =======    =====     =====

 In 1998, the Company changed the measurement date for the defined benefit pension plans from September 30 to June 30 to improve administrative efficiencies and the timeliness and accuracy of its financial reporting and planning process. The effect of the change on retirement plan expense was immaterial. The fair value of plan assets decreased approximately $145 in the quarter ended September 30, 1998, reflecting the impact of the equity market decline; this change will be offset by an increase in the unrecognized net loss.

 For 1998, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets used in the actuarial calculations were, respectively, 7.5 percent, 4.0 percent and 10.5 percent for U.S. plans; and an average of 6.8 percent, 3.7 percent and 8.6 percent for non-U.S. plans. For 1997, the assumed discount rate, rate of increase in compensation levels and expected long-term rate of return on plan assets were, respectively, 8.0 percent, 5.0 percent and 10.5 percent for U.S. plans; and an average of 7.4 percent, 4.1 percent and 8.7 percent for non-U.S. plans.

 (7)  Postretirement Plans

 The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 1998, 1997 and 1996, follows:

                                                          1998     1997    1996
                                                         -----     ----    ----
  Service cost.........................................  $ 4.1      3.6     4.0
  Interest cost........................................   20.2     19.0    18.4
  Net amortization and deferral........................   (3.6)    (4.2)   (4.4)
                                                         -----     ----    ----
                                                         $20.7     18.4    18.0
                                                         =====     ====    ====

 The actuarial present value of accumulated postretirement benefit obligations as of September 30, 1998 and 1997, follows:

                                                            1998         1997
                                                           ------        -----
  Retirees.............................................    $181.2        167.0
  Fully eligible active plan participants..............      19.8         18.7
  Other active plan participants.......................      78.6         74.3
                                                           ------        -----
    Accumulated postretirement benefit obligation......     279.6        260.0
  Unrecognized net gain................................      25.0         39.9
  Unrecognized prior service benefit...................       8.2          9.6
                                                           ------        -----
    Postretirement benefit liability recognized in
      the balance sheet................................    $312.8        309.5
                                                           ======        =====

 The assumed discount rate used in measuring the obligation as of September 30, 1998, was 7.25 percent; the initial assumed health care cost trend rate was
 7.0 percent, declining to 4.5 percent in the year 2004. The assumed discount rate used in measuring the obligation as of September 30, 1997, was 7.75 percent; the initial assumed health care cost trend rate was 8.0 percent, declining to 5.0 percent in the year 2004. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the obligation as of September 30, 1998, by approximately 4 percent and increase the 1998 postretirement plan expense by approximately 5 percent.







 (8)  Common Stock

 The Company has various stock option plans which permit certain officers and employees to purchase common stock at specified prices. Options are granted at 100% of the market value of the Company's common stock on the date of grant, vest one-third each year and expire ten years from the date of grant. At September 30, 1998, 8.3 million options were available for grant under these plans. Changes in the number of shares subject to option during 1998, 1997 and 1996, follow (shares in thousands):

                                                1998              1997            1996
                                          ---------------   ---------------  ---------------
                                          Average           Average          Average
                                           Price   Shares    Price   Shares   Price   Shares
                                          -------  ------   ------   ------  -------  ------
Beginning of year........................ $34.77    6,698   $25.47   4,523   $22.39   4,483
  Options granted........................  57.71      974    45.09   3,398    38.54     791
  Assumed options of acquired company....  26.08      330       --      --       --      --
  Options exercised......................  25.91   (1,198)   22.55    (794)   19.60    (662)
  Options canceled.......................  45.23     (196)   41.02    (429)   30.20     (89)
                                                    -----            -----            -----
End of year..............................  39.02    6,608    34.77   6,698    25.47   4,523
                                                    -----            -----            -----
Exercisable at year end..................           3,479            2,727            2,614
                                                    =====            =====            =====

 Summarized information regarding stock options outstanding and exercisable at September 30, 1998, follows (shares in thousands):

                                             Outstanding                      Exercisable
                                --------------------------------------     ------------------
   Range of                                   Average          Average                Average
Exercise Prices                 Shares    Contractual Life      Price      Shares      Price
---------------                 ------    ----------------     -------     ------     -------
  up to $25..................      911           2.8 years     $ 15.87        911     $ 15.87
  $26 to 43..................    1,809           5.9             30.98      1,649       30.30
  $44 to 65..................    3,888           8.3             48.18        919       45.14
                                ------                                     ------
      Total..................    6,608           6.9             39.02      3,479       30.44
                                ======                                     ======

 The Company's Incentive Shares Plans authorize the distribution of common stock to key management personnel. At September 30, 1998, 2,321,098 shares are outstanding with restriction periods of three to ten years, including 371,000 shares issued in 1998. In addition, 2,287,854 rights to receive common shares have been awarded, including 213,543 shares awarded in 1998, which are contingent upon accomplishing certain objectives by 2001. Upon accomplishment of the five-year performance objectives, 2,688,444 shares were distributed to participants in 1998, including 685,983 shares paid in cash and 972,674 shares subject to a three-year restriction period. At September 30, 1998, approximately 6 million shares remained available for award under these plans.

 The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock plans. The compensation expense charged against income for the Company's incentive shares plans was immaterial. Had compensation expense for the Company's stock plans been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net earnings and diluted earnings per common share, respectively, would have been $1,215 and $2.74 per share in 1998, $1,110 and $2.47 per share in 1997, and $1,017 and $2.25 per share in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 5.7%, 6.4% and 6.0%, dividend yield of 2.0%, 2.4% and 2.7%, expected volatility of 16%, 16% and 17% for 1998, 1997 and 1996, respectively, and expected life of 5 years for all years. The weighted average fair value of options granted was $12.01, $9.46 and $7.59 for 1998, 1997 and 1996, respectively.

 At September 30, 1998, 23,931,571 shares of common stock were reserved, including 23,223,493 shares for issuance under the Company's stock plans and 708,078 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $13.49 per share. During 1998, 8,384,870 treasury shares were acquired and 5,805,368 treasury shares were issued.



 Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving acquisition of or an offer for 20 percent or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled
 (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 2008, unless earlier redeemed (at one-half cent per Right), exercised or exchanged under the terms of the plan.

 (9) Earnings Per Common Share

 In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," (SFAS 128) which establishes standards for computing and presenting earnings per share. Basic earnings per common share considers only the weighted average of common shares outstanding while diluted earnings per common share considers the dilutive effects of stock options, incentive shares and convertible securities. Previously reported earnings per share amounts have been restated to conform to SFAS 128 requirements. Reconciliations of basic earnings per common share and diluted earnings per common share follow (shares in millions):

                                             1998                             1997                             1996
                                ------------------------------   ------------------------------   ------------------------------
                                           Weighted   Earnings              Weighted   Earnings              Weighted   Earnings
                                           Average      Per                 Average      Per                 Average      Per
                                Earnings    Shares     Share     Earnings    Shares     Share     Earnings    Shares     Share
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
Basic........................   $1,228.6      439.2   $   2.80   $1,121.9      445.0   $   2.52   $1,018.5      448.1   $   2.27
                                                      ========                         ========                         ========
Convertible debt.............         .6         .9                    .9        1.3                   1.5        2.4
Stock plans..................                   4.0                              3.2                              2.3
                                --------   --------              --------   --------              --------   --------
Diluted......................   $1,229.2      444.1   $   2.77   $1,122.8      449.5   $   2.50   $1,020.0      452.8   $   2.25
                                ========   ========   ========   ========   ========   ========   ========   ========   ========

 (10) Income Taxes

 The principal components of income tax expense follow:

                                                                      1998           1997          1996
                                                                     -------        ------         -----
Federal:
  Current.........................................................   $ 453.4         447.8         393.0
  Deferred........................................................      35.9          10.1           7.4
State and local...................................................      51.4          48.2          53.0
Non-U.S...........................................................     154.2         155.6         137.1
                                                                     -------        ------         -----
  Income tax expense..............................................   $ 694.9         661.7         590.5
                                                                     =======        ======         =====

 The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                                      1998           1997          1996
                                                                     --------       -------        ------
Federal corporate statutory rate..................................      35.0%         35.0%         35.0%
  State and local taxes, less federal tax benefit.................       1.7           1.8           2.1
  Other...........................................................       (.6)           .3           (.4)
                                                                     --------       -------        ------
Effective income tax rate.........................................      36.1%         37.1%         36.7%
                                                                     ========       =======        ======

 The principal components of deferred tax assets (liabilities) follow:

                                                                      1998           1997
                                                                     -------        ------
Property, plant and equipment and intangibles.....................   $(344.1)       (321.3)
Leveraged leases..................................................    (185.4)       (191.1)
Pension...........................................................     (69.3)        (62.2)
Accrued liabilities...............................................     255.9         237.6
Postretirement and postemployment benefits........................     129.1         128.9
Employee compensation and benefits................................      99.4         108.8
Other.............................................................      84.0          92.7
                                                                     -------        ------
  Total deferred tax assets (liabilities).........................   $ (30.4)         (6.6)
                                                                     =======        ======

 At September 30, 1998 and 1997, respectively, net current deferred tax assets were $248.3 and $268.3, and net noncurrent deferred tax liabilities were $278.7 and $274.9. Total income taxes paid were approximately $665, $645 and $575 in 1998, 1997 and 1996, respectively.

 (11) Other Financial Data

 Items charged to earnings during the years ended September 30, 1998, 1997 and 1996, included the following:

                                                                      1998           1997          1996
                                                                     -------        ------         -----
Research, new product development and product improvement costs...   $ 491.3         445.1         398.7

Rent expense......................................................     170.4         156.9         144.8

Amortization of intangibles.......................................     122.8         114.0         104.1

 The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $88 in 1999 and decline substantially thereafter.

 Other assets include an investment in leveraged leases of $187.5 and $190.9 at September 30, 1998 and 1997, respectively. Accrued expenses include employee compensation of $295.2 and $344.2, and other liabilities include minority interests in consolidated subsidiaries of $619.9 and $523.1 at September 30, 1998 and 1997, respectively.

 (12)  Contingent Liabilities and Commitments

 At September 30, 1998, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

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

 Industry Segments
 (See note 2)

                                                      Net Sales to                 Income Before
                                                 Unaffiliated Customers             Income Taxes                Total Assets
                                               ---------------------------    -----------------------    --------------------------
                                                1998       1997      1996     1998     1997     1996      1998      1997      1996
                                               -------    ------    ------    -----    -----    -----    ------    ------    ------
Commercial and Industrial....................  $ 8,102     7,365     6,635    1,123    1,013      910     7,769     6,879     6,336
Appliance and Construction-
  Related....................................    5,345     4,934     4,515      940      813      742     4,396     4,100     3,544
Corporate and other items....................       --        --        --       13       79       84       495       484       601
Interest expense.............................       --        --        --     (152)    (121)    (127)       --        --        --
                                               -------    ------    ------    -----    -----    -----    ------    ------    ------
  Total......................................  $13,447    12,299    11,150    1,924    1,784    1,609    12,660    11,463    10,481
                                               =======    ======    ======    =====    =====    =====    ======    ======    ======







                                                                                         Depreciation and            Capital
                                                                                       Amortization Expense        Expenditures
                                                                                       --------------------    --------------------
                                                                                       1998    1997    1996    1998    1997    1996
                                                                                       ----    ----    ----    ----    ----    ----
Commercial and Industrial............................................................  $325     300     280     279     252     236
Appliance and Construction-Related...................................................   230     206     179     309     305     246
Corporate and other items............................................................     8       6       6      15      18      32
                                                                                       ----     ---     ---     ---     ---     ---
  Total..............................................................................  $563     512     465     603     575     514
                                                                                       ====     ===     ===     ===     ===     ===

 Geographic Areas
 (By origin)

                                                      Net Sales to                 Income Before
                                                 Unaffiliated Customers             Income Taxes                Total Assets
                                               ---------------------------    -----------------------    --------------------------
                                                1998       1997      1996     1998     1997     1996      1998      1997      1996
                                               -------    ------    ------    -----    -----    -----    ------    ------    ------
United States................................  $ 9,028     8,108     7,168    1,570    1,342    1,193     7,638     7,147     6,159
Europe.......................................    3,205     2,951     2,919      337      318      316     3,416     2,947     3,023
Other areas..................................    1,214     1,240     1,063      156      166      143     1,469     1,199       913
Corporate and other items....................       --        --        --       13       79       84       495       484       601
Interest expense.............................       --        --        --     (152)    (121)    (127)       --        --        --
Eliminations.................................       --        --        --       --       --       --      (358)     (314)     (215)
                                               -------    ------    ------    -----    -----    -----    ------    ------    ------
  Total......................................  $13,447    12,299    11,150    1,924    1,784    1,609    12,660    11,463    10,481
                                               =======    ======    ======    =====    =====    =====    ======    ======    ======

 (14) Quarterly Financial Information (Unaudited)

 Financial Results

                             Net Sales         Gross Profit       Net Earnings
                       --------------------  -----------------  ----------------
                         1998        1997     1998      1997     1998     1997
                       ---------   --------  -------   -------  -------  -------
First Quarter......    $ 3,171.5    2,830.6  1,141.7   1,025.2    282.3    254.9
Second Quarter.....      3,382.4    3,103.5  1,222.7   1,116.1    307.6    280.4
Third Quarter......      3,465.2    3,208.4  1,254.1   1,141.4    324.8    296.6
Fourth Quarter.....      3,428.1    3,156.1  1,233.1   1,150.3    313.9    290.0
                       ---------   --------  -------   -------  -------  -------

  Fiscal Year......    $13,447.2   12,298.6  4,851.6   4,433.0  1,228.6  1,121.9
                       =========   ========  =======   =======  =======  =======

                           Basic                 Diluted
                        Earnings per           Earnings per        Dividends per
                        Common Share           Common Share        Common Share
                        ------------           ------------        -------------
                        1998    1997           1998    1997        1998     1997
                        -----   ----           ----    ----        ----     ----
First Quarter......     $ .64    .57            .64     .57        .295      .27
Second Quarter.....       .70    .63            .69     .62        .295      .27
Third Quarter......       .74    .67            .73     .66        .295      .27
Fourth Quarter.....       .72    .65            .71     .65        .295      .27
                        -----   ----           ----    ----        ----     ----
  Fiscal Year......     $2.80   2.52           2.77    2.50        1.18     1.08
                        =====   ====           ====    ====        ====     ====

 See Note 2 for information regarding non-recurring items and the Company's acquisition and divestiture activities.

--------------------------------------------------------------------------------











 Stock Prices

                                              Price Range Per Common Share
                                        ----------------------------------------
                                               1998                  1997
                                        -------------------    -----------------
                                          High        Low       High       Low
                                        ---------   -------    ------    -------
First Quarter......................     $ 58 1/4    49 3/4     51 3/4    43 3/4
Second Quarter.....................       66 1/4    55 1/2     52 5/8    45
Third Quarter......................       67 7/16   58 9/16    57 1/2    45
Fourth Quarter.....................       63 3/4    54 1/2     60 3/8    52 5/16

  Fiscal Year......................     $ 67 7/16   49 3/4     60 3/8    43 3/4


 Emerson Electric Co. common stock (Symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

 Independent Auditors' Report

 The Board of Directors and Stockholders
 Emerson Electric Co.:

 We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.


 /s/ KPMG Peat Marwick LLP

 St. Louis, Missouri
 November 2, 1998

 Safe Harbor Statement

 This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

 Such factors include the following: (i) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (ii) competitive factors and competitor responses to Emerson initiatives; (iii) successful development and market introductions of anticipated new products; (iv) stability of government laws and regulations, including taxes; (v) stable governments and business conditions in emerging economies; (vi) successful penetration of emerging economies; (vii) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates and
 (viii) timely resolution of the Year 2000 issues by the Company, its customers and suppliers.