Form 10-K, Exhibit 13
period 1999-09-30
EMERSON ELECTRIC CO
filed 1999-12-20
CIK 32604

                                                                      EXHIBIT 13

FINANCIAL REVIEW

RESULTS OF OPERATIONS

Net Sales
Sales for 1999 were a record $14.3 billion, an increase of $822 million, or 6.1 percent, from 1998. The solid sales increase reflected modest underlying sales growth and the contribution of acquisitions. All businesses reported sales increases. United States sales increased approximately $455 million, or 6 percent, while international sales increased approximately $368 million, or 7 percent. Underlying sales growth in the consumer-related businesses continued at a moderate pace in the U.S. and internationally, led by strong growth in the Heating, Ventilating and Air Conditioning (HVAC) business. Underlying sales of the capital goods-related businesses were flat in 1999. Strong sales growth in the Electronics and Telecommunications business was offset by global weakness in the Industrial Automation and Process Control businesses. New product sales, from products introduced in the past five years, increased approximately $570 million, or 13 percent, to a record $5.0 billion, representing 35 percent of sales. Acquisitions completed throughout fiscal 1999 are expected to have total sales of nearly $800 million in fiscal 2000.

In 1998, sales were $13.4 billion, up $1.1 billion, or 9.3 percent, from 1997. The strong sales growth reflected underlying gains from all businesses and the contribution of acquisitions. This growth was achieved despite the impact of a stronger dollar that reduced reported sales growth by more than 2 percent. Slightly more than half of the sales increase was attributable to solid underlying U.S. growth and modest international demand. U.S. sales increased approximately $1.0 billion, or 14 percent, benefiting from very strong gains in Electronics and Telecommunications and HVAC and acquisitions. International sales increased approximately $137 million, or 3 percent. Demand was solid throughout the year in the United States and Europe, which account for more than three-quarters of consolidated revenue. New product sales increased approximately $490 million, or 13 percent, to $4.4 billion, representing 33 percent of sales.

International Sales
International sales, including U.S. exports, increased approximately 7 percent to a record $5.7 billion in 1999, representing 40 percent of the Company's total sales. Underlying growth in Europe, Asia and other regions more than offset the impact of weakness in Latin America. Sales by non-U.S. subsidiaries were $4.8 billion in 1999, up 9 percent from 1998. U.S. exports decreased 1 percent to $960 million, primarily reflecting weakness in Latin America and Japan. International subsidiary sales increased approximately 2 percent excluding acquisitions and divestitures.

In 1998, international sales increased 3 percent to $5.3 billion, representing 40 percent of total sales. Solid demand in Europe and the strong growth in other regions of the world, led by Latin America, more than offset the impact of significant weakness in Asian economies. Sales by non-U.S. subsidiaries were $4.4 billion in 1998, up 5 percent from 1997. U.S. exports decreased 8 percent to $968 million in 1998 compared with 1997, reflecting weakness in Asia. International subsidiary sales increased approximately 6 percent excluding acquisitions and the unfavorable impact of currency translation of approximately $250 million.

                                                                              29
Business Segment Sales - 1999 vs. 1998
The Process Control business increased sales 7 percent to $2.9 billion in 1999. This solid sales increase was driven by the strong growth of the PlantWeb initiative, and the Westinghouse Process Control and Daniel Industries acquisitions. Underlying sales decreased, reflecting the impact of weak oil prices on U.S. and Asian demand for process-related equipment, which more than offset modest growth in Europe. Sales of the Industrial Automation business were $3.4 billion in 1999. Despite widespread softness in end markets, the Industrial Automation business realized a small increase in sales due to the contribution of acquisitions. The global weakness in capital spending, largely due to weak oil pricing earlier this year, has had a substantial impact on this business. These results exclude the impact of the F.G. Wilson divestiture. The Electronics and Telecommunications business increased sales 32 percent, to $2.1 billion in 1999. This outstanding performance, particularly in the U.S. and Europe, was achieved due to rapid growth in power protection and environmental equipment, as well as in the service business that monitors and maintains this equipment. This business also benefited from a significant recovery in the market for power supply products, driven by recovery in Asia and robust growth in the computing and telecommunications infrastructure. The increase in the Electronics and Telecommunications business sales was also aided by the 1998 acquisitions of Nortel's Advanced Power Systems operations and Hiross environmental systems in Europe. Sales of the HVAC business were $2.4 billion in 1999, an increase of 11 percent from 1998. Underlying sales of the HVAC business increased substantially, driven by a dramatic recovery in residential and light commercial construction in China, a warm summer in the United States, and continued market adoption of scroll technology. Sales of the Appliance and Tools business were $3.5 billion in 1999, compared with $3.4 billion in 1998. Underlying sales of the Appliance and Tools business grew slightly, with the results varying by geography and product area. In the United States, strong construction activity drove growth in several consumer-related areas, while European sales declined due to weakness in appliance products. During 1999, this business also made substantial gains in sales to home centers, such as The Home Depot and Lowe's, which are experiencing dramatic growth. Also in 1999, the Company contributed its Louisville Ladder operations into a joint venture with Grupo Imsa SA of Mexico and obtained an equity interest in the venture.

Business Segment Sales - 1998 vs. 1997
The Process Control business increased sales to $2.7 billion in 1998 from $2.6 billion in 1997. Excluding the effects of currency translation, this business reported moderate sales growth as demand was balanced across the major geographic regions it serves. Sales of the Industrial Automation business were $3.3 billion in 1998, an increase of 9 percent from 1997. The Industrial Automation business increase was the result of modest underlying sales growth on a fixed rate basis, the majority-owned joint venture formed with General Signal's Electrical Group in September 1997, and the Computational Systems, Inc. acquisition. The Electronics and Telecommunications business increased sales 30 percent to $1.6 billion in 1998. This business showed very strong underlying sales growth, reflecting broad strength across product lines and service offerings. In addition, sales of the business benefited from the acquisition of Hiross, an Italian manufacturer of precision environmental control and site monitoring products. Sales of the HVAC business were $2.1 billion in 1998. The HVAC business reported modest sales growth, as very strong demand in the U.S. and Europe was partially offset by the impact of weak Asian economies on U.S. export sales. Sales of the Appliance and Tools business were up 12 percent to $3.4 billion in 1998. Sales of the underlying Appliance and Tools business grew solidly, benefiting from solid demand in the U.S. and Europe. The increase in sales also reflected the 1997 acquisition of InterMetro Industries.

                                                                              30
Total Costs and Expenses
Cost of sales for 1999 was $9.2 billion, an increase of 7.0 percent, due primarily to increased sales volume. In 1998, cost of sales was $8.6 billion, compared with $7.9 billion in 1997, an increase of 9.3 percent. Cost of sales as a percent of net sales was 64.4 percent in 1999 compared to 63.9 percent and
64.0 percent in 1998 and 1997, respectively. The 1999 gross profit margin was impacted by the effect of recent acquisitions, partially offset by the Company's ongoing commitment to cost reduction and containment efforts and productivity improvement programs.

Selling, general and administrative (SG&A) expenses were $2.8 billion, $2.7 billion, and $2.5 billion in 1999, 1998, and 1997, respectively. As a percent of net sales, SG&A expenses were 19.4 percent in 1999, and 19.9 percent in 1998 and 1997. The decrease in SG&A as a percent of net sales was the result of ongoing cost reduction efforts, partially offset by new product development and other revenue growth programs and acquisitions. The Company continued its commitment to new product development by increasing engineering and development expense 4 percent to a record $510 million in 1999, compared to $491 million in 1998 and $445 million in 1997.

Interest expense increased to $190 million in 1999 from $152 million in 1998, reflecting higher average borrowings resulting from acquisitions and share repurchases. In 1998, interest expense increased from $121 million in 1997, reflecting higher average borrowings.

Other deductions, net, including amortization of intangibles, were $95 million in 1999, compared with $100 million and $78 million in 1998 and 1997, respectively. Fiscal 1999 included a gain of $64 million from the disposition of the Company's interest in F.G. Wilson. The fourth quarter of 1997 included a gain of approximately $80 million from the formation of the joint venture between Emerson's Appleton Electric division and General Signal's Electrical Group. These gains were offset by other non-recurring items. See note 2 for additional information.

Income Before Income Taxes
Income before income taxes increased $97 million, or 5.1 percent, to $2.0 billion in 1999, reflecting increased sales and improvement in underlying margins, partially offset by increased interest expense. The base company (excluding acquisitions and divestitures) realized an outstanding performance in 1999, increasing underlying operating margins approximately 0.5 points. This improvement was offset by the acquisition of businesses with lower margins. Earnings before interest and income taxes in the Process Control business were $313 million in 1999, a decrease from 1998, reflecting weak demand associated with lower oil prices and higher expenditures for cost reduction efforts and productivity improvement programs. The Industrial Automation business income increased $17 million to $448 million in 1999, driven by cost containment measures that mitigated the impact of a challenging economic environment. Income of the Electronics and Telecommunications business increased $87 million, or 58 percent, to $237 million in 1999, due to strong sales growth and the acquisition of the Advanced Power Systems business. Income of the HVAC business increased $45 million, or 14 percent, to $361 million in 1999, reflecting strong sales growth in both U.S. and international markets. The Appliance and Tools business income increased $16 million to $577 million in 1999, reflecting varying results by geography and product area.

Income before income taxes increased $140 million, or 7.8 percent, to $1.9 billion in 1998, reflecting increased sales and improvement in underlying margins, partially offset by increased interest expense. Earnings before interest and income taxes in the Process Control business increased $24 million, or 8 percent, to $343 million in 1998, due to moderate worldwide sales growth. Income of the Industrial Automation business was $431 million in 1998, a decrease from 1997, due to non-recurring costs in this business. Income of the Electronics and Telecommunications business increased $34 million, or 29 percent, from 1997 to 1998, reflecting strong underlying sales growth. The HVAC business increased income to $316 million in 1998, due to modest sales growth. Income of the Appliance and Tools business increased $81 million, or 17 percent, to $561 million in 1998, reflecting solid U.S. demand and acquisitions. See note 12 for additional information by business segment and geographic area.

Income Taxes
Income taxes were $707 million, $695 million and $662 million in 1999, 1998 and 1997, respectively. The effective income tax rate was 35.0 percent in 1999, compared with 36.1 percent in 1998 and 37.1 percent in 1997, reflecting the continued implementation of global tax planning strategies and the impact of acquisitions and divestitures.

Net Earnings and Return on Equity
Net earnings for 1999 were a record $1.3 billion, up 6.9 percent from $1.2 billion in 1998. Net earnings as a percent of sales was 9.2 percent in 1999 compared with 9.1 percent in 1998. Diluted earnings per common share were a record $3.00 in 1999, up 8.3 percent from $2.77 in 1998. Earnings per share excluding goodwill amortization, a metric that management believes is more indicative of cash operating performance, were $3.27 in 1999, up 9.4 percent from $2.99 in the prior year. Emerson achieved a return on average stockholders' equity of 21.9 percent in 1999 and 1998 compared to 20.8 percent in 1997. Net earnings for 1998 were up 9.5 percent from $1.1 billion in 1997. Diluted earnings per common share in 1998 increased 10.8 percent from $2.50 in 1997. Earnings per share excluding goodwill amortization in 1998 were up 11.2 percent from $2.69 in the prior year.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow
Emerson generated record operating cash flow of $1.8 billion in 1999, an increase of 10 percent compared to 1998. Operating cash flows were $1.7 billion and $1.5 billion in 1998 and 1997, respectively. Operating working capital was approximately 16 percent of sales in 1999, and 17 percent of sales in 1998 and 1997.

Capital expenditures were $592 million, $603 million and $575 million in 1999, 1998 and 1997, respectively. These expenditures increase the Company's global capacity to leverage opportunities within the heating, ventilating and air conditioning industries, as well as improve manufacturing productivity in a number of our businesses. In 1999, construction of a ninth scroll production facility was completed. This plant, located in China, will become operational in early fiscal 2000. Cash paid in connection with Emerson's purchase acquisitions was $1,202 million, $573 million and $319 million in 1999, 1998 and 1997, respectively.

Dividends were a record $566 million ($1.30 per share) in 1999, compared with $521 million ($1.18 per share) in 1998 and $481 million ($1.08 per share) in 1997. In November 1999, the Board of Directors voted to increase the quarterly cash dividend 10 percent to an annualized rate of $1.43 per share.

Leverage/Capitalization
Total debt increased to $3.3 billion in 1999, from $2.6 billion in 1998 and $2.0 billion in 1997, reflecting the impact of acquisitions and the Company's share repurchase program. The repurchase program, initiated in fiscal 1997, authorizes the repurchase of up to 40 million shares of the Company's outstanding common stock, with nearly 23 million shares repurchased through September 30, 1999. Net purchases of treasury stock totaled $324 million and $499 million in 1999 and 1998, respectively. See notes 2, 3 and 4 for additional information.

The total debt-to-capital ratio was 34.6 percent at year-end 1999, compared with
30.8 percent in 1998 and 27.1 percent in 1997. At September 30, 1999, net debt (total debt less cash and equivalents and short-term investments) was 32.7 percent of net capital, compared with 29.0 percent in 1998 and 24.9 percent in 1997. The Company's interest coverage ratio (income before income taxes, non-recurring items and interest expense divided by interest expense) was 11.7 times in 1999, compared with 13.7 times in 1998 and 15.8 times in 1997, as a result of higher average borrowings in 1999, partially offset by increased earnings.

                                                                              32
At year-end 1999, the Company and its subsidiaries maintained lines of credit amounting to $2.4 billion to support commercial paper and had available non-U.S. bank credit facilities of $630 million to support non-U.S. operations. Lines of credit totaling $900 million are effective until 2003, with the remainder through June 2000. These lines of credit and bank credit facilities assure the availability of funds at prevailing interest rates. In addition, as of September 30, 1999, the Company could issue up to $2 billion of additional debt securities under its shelf registration with the Securities and Exchange Commission.

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

Year 2000 Readiness
The Company developed a comprehensive Year 2000 plan that includes assessment, hardware and software remediation, and testing. The Company's divisions have completed all phases of the plan, which addressed internal computer applications and information systems, products, facilities and equipment, as well as products and services provided by third parties. Numerous third parties were contacted to assess and monitor their compliance and remediation efforts, with particular emphasis placed on more than 3,000 key suppliers. The estimated costs of the Year 2000 compliance program are not material to the Company's operating results or financial condition.

The Company has supplemented existing emergency recovery plans to mitigate the impact of any unsuccessful remediation or third-party failures. These contingency plans include the identification of alternative suppliers, possible increases in inventory levels, and other backup procedures. In addition, the Company has established global, regional and divisional command centers to address Year 2000-related issues that may arise and respond, as appropriate, to minimize the potential impact. Management believes that the diversity of the Company's operations and systems reduces overall exposure and expects that the consequences of any unsuccessful remediation will not be significant. However, there can be no assurance that the Company's efforts or those of other entities will be successful, or that any potential failure would not have a material adverse effect on the Company's operating results or financial condition.

                                                                              33
CONSOLIDATED STATEMENTS OF EARNINGS

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                    1999       1998      1997
                                                  ---------  --------  --------
Net sales                                         $14,269.5  13,447.2  12,298.6
                                                  ---------  --------  --------
Costs and expenses:
 Cost of sales                                      9,193.8   8,595.6   7,865.6
 Selling, general and administrative expenses       2,770.2   2,676.7   2,450.9
 Interest expense                                     189.7     151.7     120.9
 Other deductions, net                                 94.9      99.7      77.6
                                                  ---------  --------  --------
   Total costs and expenses                        12,248.6  11,523.7  10,515.0
                                                  ---------  --------  --------
Income before income taxes                          2,020.9   1,923.5   1,783.6
Income taxes                                          707.3     694.9     661.7
                                                  ---------  --------  --------
Net earnings                                      $ 1,313.6   1,228.6   1,121.9
                                                  =========  ========  ========
Basic earnings per common share                   $    3.03      2.80      2.52
                                                  =========  ========  ========
Diluted earnings per common share                 $    3.00      2.77      2.50
                                                  =========  ========  ========

See accompanying notes to consolidated financial statements.

                                                                              34
CONSOLIDATED BALANCE SHEETS

Emerson Electric Co. and Subsidiaries

September 30
(Dollars in millions except per share amounts)

Assets
                                                                 1999      1998
                                                              ---------  --------
Current assets
 Cash and equivalents                                         $   266.1     209.7
 Receivables, less allowances of $60.5 in 1999
   and $54.6 in 1998                                            2,516.3   2,416.1
 Inventories:
   Finished products                                              871.5     858.6
   Raw materials and work in process                            1,049.6   1,137.9
                                                              ---------  --------
     Total inventories                                          1,921.1   1,996.5
 Other current assets                                             420.9     379.0
                                                              ---------  --------
   Total current assets                                         5,124.4   5,001.3
                                                              ---------  --------
Property, plant and equipment
 Land                                                             216.5     173.4
 Buildings                                                      1,287.1   1,205.5
 Machinery and equipment                                        4,497.2   4,373.5
 Construction in progress                                         377.0     318.3
                                                              ---------  --------
                                                                6,377.8   6,070.7
 Less accumulated depreciation                                  3,223.4   3,059.1
                                                              ---------  --------
   Property, plant and equipment, net                           3,154.4   3,011.6
                                                              ---------  --------

Other assets
 Goodwill, less accumulated amortization of $714.4 in 1999
   and $617.5 in 1998                                           4,263.0   3,702.7
 Other                                                          1,081.7     944.2
                                                              ---------  --------
   Total other assets                                           5,344.7   4,646.9
                                                              ---------  --------
                                                              $13,623.5  12,659.8
                                                              =========  ========

See accompanying notes to consolidated financial statements.

                                                                              35

 Liabilities and Stockholders' Equity
                                                                         1999                   1998
                                                                      ---------               ---------
Current liabilities
 Short-term borrowings and current
   maturities of long-term debt                                       $ 1,953.7                 1,524.4
 Accounts payable                                                       1,068.8                 1,036.7
 Accrued expenses                                                       1,304.8                 1,252.7
 Income taxes                                                             263.1                   207.9
                                                                      ---------               ---------
   Total current liabilities                                            4,590.4                 4,021.7
                                                                      ---------               ---------
Long-term debt                                                          1,317.1                 1,056.6
                                                                      ---------               ---------
Other liabilities                                                       1,535.5                 1,778.2
                                                                      ---------               ---------
Stockholders' equity
 Preferred stock of $2.50 par value per share.
   Authorized 5,400,000 shares; issued - none                                --                      --
 Common stock of $.50 par value per share. Authorized
   1,200,000,000 shares; issued 476,677,006 shares in
   1999 and 1998                                                          238.3                   238.3
 Additional paid-in capital                                                23.9                    27.9
 Retained earnings                                                      7,803.7                 7,056.5
 Accumulated other nonstockholder changes in equity                      (271.6)                 (236.2)
                                                                      ---------               ---------
                                                                        7,794.3                 7,086.5
 Less cost of common stock in treasury, 43,632,708
   shares in 1999 and 38,452,823 shares in 1998                         1,613.8                 1,283.2
                                                                      ---------               ---------
   Total stockholders' equity                                           6,180.5                 5,803.3
                                                                      ---------               ---------
                                                                      $13,623.5                12,659.8
                                                                      =========               =========

                                                                              36
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                           1999           1998          1997
                                                         ---------      --------      -------
Common stock                                             $   238.3         238.3        238.3
                                                         ---------      --------      -------

Additional paid-in capital
 Beginning balance                                            27.9           3.3         12.3
 Stock plans                                                  (3.5)        (43.4)        (2.8)
 Treasury stock issued for acquisitions and other              (.5)         68.0         (6.2)
                                                         ---------      --------      -------
 Ending balance                                               23.9          27.9          3.3
                                                         ---------      --------      -------

Retained earnings
 Beginning balance                                         7,056.5       6,348.9      5,707.7
 Net earnings                                              1,313.6       1,228.6      1,121.9
 Cash dividends (per share:  1999, $1.30;
   1998, $1.18; 1997, $1.08)                                (566.4)       (521.0)      (480.7)
                                                         ---------      --------      -------
 Ending balance                                            7,803.7       7,056.5      6,348.9
                                                         ---------      --------      -------

Accumulated other nonstockholder changes in equity
 Beginning balance                                          (236.2)       (205.9)       (29.2)
 Translation adjustments                                     (35.4)        (30.3)      (176.7)
                                                         ---------      --------      -------
 Ending balance                                             (271.6)       (236.2)      (205.9)
                                                         ---------      --------      -------

Treasury stock
 Beginning balance                                        (1,283.2)       (963.9)      (575.7)
 Acquired                                                   (361.2)       (498.4)      (427.2)
 Issued under stock plans                                     27.9         108.5         18.3
 Issued for acquisitions and other                             2.7          70.6         20.7
                                                         ---------      --------      -------
 Ending balance                                           (1,613.8)     (1,283.2)      (963.9)
                                                         ---------      --------      -------

Total stockholders' equity                               $ 6,180.5       5,803.3      5,420.7
                                                         =========      ========      =======

Nonstockholder changes in equity
(Net earnings and Translation adjustments)               $ 1,278.2       1,198.3        945.2
                                                         =========      ========      =======

See accompanying notes to consolidated financial statements.

                                                                              37
CONSOLIDATED STATEMENTS OF CASH FLOWS

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions)
                                                                               1999        1998      1997
                                                                             ---------    -------   -------
Operating activities
   Net earnings                                                              $ 1,313.6    1,228.6   1,121.9
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
       Depreciation and amortization                                             637.5      562.5     511.6
       Changes in operating working capital                                       35.7      (81.0)    (42.6)
       Gains on divestitures, pension funding and other                         (176.3)     (58.5)    (92.3)
                                                                             ---------    -------   -------
        Net cash provided by operating activities                              1,810.5    1,651.6   1,498.6
                                                                             ---------    -------   -------
Investing activities
   Capital expenditures                                                         (591.6)    (602.6)   (575.4)
   Purchases of businesses, net of cash and equivalents acquired              (1,202.0)    (572.9)   (319.2)
   Divestiture of businesses and other, net                                      215.5       76.2      34.0
                                                                             ---------    -------   -------
        Net cash used in investing activities                                 (1,578.1)  (1,099.3)   (860.6)
                                                                             ---------    -------   -------
Financing activities
   Net increase in short-term borrowings                                         503.5      145.4     321.8
   Proceeds from long-term debt                                                  470.9      452.0       5.8
   Principal payments on long-term debt                                         (257.0)    (132.5)    (13.1)
   Net purchases of treasury stock                                              (323.7)    (499.4)   (376.6)
   Dividends paid                                                               (566.4)    (521.0)   (480.7)
                                                                             ---------    -------   -------
        Net cash used in financing activities                                   (172.7)    (555.5)   (542.8)
                                                                             ---------    -------   -------
Effect of exchange rate changes on cash and equivalents                           (3.3)      (8.2)    (23.1)
                                                                             ---------    -------   -------
Increase (decrease) in cash and equivalents                                       56.4      (11.4)     72.1

Beginning cash and equivalents                                                   209.7      221.1     149.0
                                                                             ---------    -------   -------
Ending cash and equivalents                                                  $   266.1      209.7     221.1
                                                                             =========    =======   =======
Changes in operating working capital
   Receivables                                                               $   (23.1)     (76.1)   (117.3)
   Inventories                                                                    69.0      (27.7)    (64.4)
   Other current assets                                                          (12.2)      19.7     (19.5)
   Accounts payable                                                              (25.4)        .9      28.0
   Accrued expenses                                                              (31.5)      (2.8)     88.6
   Income taxes                                                                   58.9        5.0      42.0
                                                                             ---------    -------   -------
                                                                             $    35.7      (81.0)    (42.6)
                                                                             =========    =======   =======

See accompanying notes to consolidated financial statements.

                                                                              38
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Goodwill
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Goodwill is amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. Long-lived assets are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values.

Revenue Recognition
The Company recognizes nearly all of its revenues through the sale of manufactured products as shipped.

Financial Instruments
The net amount to be paid or received under interest rate swap agreements is accrued over the life of the agreement as a separate component of interest expense. Gains and losses on purchased currency option and forward exchange contracts that qualify for deferral accounting are recognized in income with the underlying hedged transactions; otherwise, the contracts are recorded in the balance sheet, and changes in fair value are recognized immediately in other deductions, net. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. net asset exposures are included in accumulated other nonstockholder changes in equity.

Income Taxes
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $1,140 at September 30, 1999), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Nonstockholder Changes in Equity
In 1999, the Company adopted Statement of Financial Accounting Standards No. 130, which requires the reporting of changes in stockholders' equity that do not result from transactions with stockholders. Nonstockholder changes in equity are comprised of net earnings and foreign currency translation adjustments. The adoption of this statement had no impact on the Company's results of operations or financial condition.

Financial Statement Presentation
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(2)  Acquisitions and Divestitures

Cash paid in connection with the Company's purchase acquisitions, which include several smaller businesses, follows:
                                                        1999    1998   1997
                                                      --------  -----  -----
Fair value of assets acquired......................   $1,475.7  947.0  359.4
Less liabilities assumed...........................      271.4  214.5   38.2
Less notes and common stock issued to sellers......        2.3  159.6    2.0
                                                      --------  -----  -----
 Cash paid (net of cash and equivalents acquired)..   $1,202.0  572.9  319.2
                                                      ========  =====  =====

During the first quarter of 1999, the Company purchased the Westinghouse Process Control Division ("WPC") from CBS Corporation for approximately $260. WPC is a supplier of process controls for the power generation, water and wastewater treatment industries. In addition, in the first and second quarters of 1999, the Company paid $230 to acquire the remaining ownership interest in Astec (BSR) Plc. In the third quarter of 1999, the Company acquired Daniel Industries, Inc. through a cash tender offer of approximately $435 plus assumed debt. Daniel is a provider of measurement and control products and services for the oil and gas industry. In addition, the Company acquired MagneTek's alternator operations; Kato Engineering, an alternator business; and a number of smaller businesses in 1999. The companies acquired in 1999 had annualized sales of approximately $760.

During 1999, the Company received $226 from the disposition of its interest in F.G. Wilson, resulting in a pretax gain of $64 ($30 net of income taxes). The Company also incurred costs for the rationalization of other operations that more than offset this gain. In addition, the Company will receive a percentage of future F.G. Wilson revenue and expects a maximum of $100 by 2002. F.G. Wilson had sales of approximately $410 in 1998.

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

During the second quarter of 1997, Emerson acquired a majority interest in Astec
(BSR) Plc through additional share purchases and began consolidating its results. Astec had annual sales of approximately $600 in calendar 1996. During the fourth quarter of 1997, the Company purchased InterMetro Industries for approximately $275 and acquired Clairson International Corporation. These two companies produce free-standing and wall-mounted ventilated shelving and specialty storage products. Emerson previously owned a controlling interest in Clairson. InterMetro and Clairson had combined annual sales of more than $300. Several smaller businesses were also purchased or sold in 1997.

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

(3)  Short-term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:
                                                              1999      1998
                                                            --------   -------
Commercial paper.........................................   $1,358.3     992.7
Payable to banks.........................................       83.6     258.3
Other....................................................      511.8     273.4
                                                            --------   -------
 Total...................................................   $1,953.7   1,524.4
                                                            ========   =======
Weighted average interest rate at year end...............       5.2%      5.3%
                                                            ========   =======

In 1999, the Company issued $250 of 5.125%, one-year notes that were simultaneously swapped to floating interest rates at a cost less than the Company's U.S. commercial paper, with an effective interest rate of 5.3 percent at September 30, 1999. In 1998, the Company entered into an interest rate agreement which capped the rate on $250 of commercial paper at 6.0 percent through September 1999. In 1997, the Company entered into a five-year interest rate swap which fixed the rate on $250 of commercial paper at 6.1 percent. The Company had 151 million and 152 million of British pound notes with interest rates of 5.3 and 7.5 percent swapped to $256 and $257 at U.S. commercial paper rates at September 30, 1999 and 1998, respectively.

The Company and its subsidiaries maintained lines of credit amounting to $2,375 with various banks at September 30, 1999, to support commercial paper and to assure availability of funds at prevailing market interest rates. Lines of credit totaling $900 are effective until 2003 with the remainder through June 2000. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $700 ($630 unused) at September 30, 1999. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable interest rates. In addition, as of September 30, 1999, the Company could issue up to $2,000 of additional debt securities under its shelf registration with the Securities and Exchange Commission.

(4)  Long-term Debt

Long-term debt is summarized as follows:

                                                                    1999     1998
                                                                  --------  -------
Commercial paper with a weighted average interest rate of
 5.6 percent at September 30, 1999..............................  $  254.0    252.6
6.3% notes due 2006.............................................     250.0    250.0
5 1/2% notes due 2008...........................................     250.0    250.0
5% notes due 2008...............................................     175.0        -
5.85% notes due 2009............................................     250.0        -
Term loan with a weighted average interest rate of 6.0 percent
 at September 30, 1998..........................................         -    200.0
Other...........................................................     147.2    117.9
                                                                  --------  -------
                                                                   1,326.2  1,070.5
Less current maturities.........................................       9.1     13.9
                                                                  --------  -------
 Total..........................................................  $1,317.1  1,056.6
                                                                  ========  =======

The Company has the ability to refinance commercial paper on a long-term basis through its credit lines, and the obligation is included in long-term debt. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates, with an effective interest rate of 5.4 percent at September 30, 1999.

Long-term debt maturing during each of the four years after 2000 is $24, $23, $262 and $4, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $185, $138 and $108 in 1999, 1998 and 1997, respectively.

(5)  Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

As part of its currency hedging strategy, the Company utilizes purchased option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. The Company and its subsidiaries had approximately $405 and $335 of contracts outstanding at September 30, 1999 and 1998, respectively. These contracts for the sale or purchase of European and other currencies generally mature within one year, and deferred gains and losses are not material.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. At September 30, 1999 and 1998, the Company had outstanding 8% convertible subordinated debentures due through 2011 with a market value of $40 and $44, compared to the related carrying value of $9 and $10, respectively. Common stock has been reserved for the conversion of these debentures (see note 9). The fair values of derivative financial instruments were not material at September 30, 1999 and 1998, and the estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 1999 and 1998.

(6)  Retirement Plans

Retirement plan expense includes the following components:

                                                               U.S. Plans                   Non-U.S. Plans
                                                     -----------------------------   ----------------------------
                                                       1999       1998       1997     1999       1998       1997
                                                     -------    -------    -------   -------    -------   -------
Defined benefit plans:
 Service cost (benefits earned during the period)..  $  38.6       33.2       31.7       9.1        7.9       8.0
 Interest cost.....................................    112.5      106.1       94.3      16.9       16.4      16.3
 Expected return on plan assets....................   (161.4)    (152.2)    (134.6)    (19.0)     (17.0)    (16.0)
 Net amortization..................................      1.6       (2.3)      (3.6)      0.2        (.7)      (.1)
 Settlement gains..................................        -          -          -         -          -      (2.0)
                                                     -------    -------    -------   -------    -------   -------
   Net periodic pension (income) expense...........     (8.7)     (15.2)     (12.2)      7.2        6.6       6.2
Defined contribution and multiemployer plans.......     59.4       54.6       48.5       8.5        9.4       8.1
                                                     -------    -------    -------   -------    -------   -------
 Total retirement plan expense.....................  $  50.7       39.4       36.3      15.7       16.0      14.3
                                                     =======    =======    =======   =======    =======   =======


The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets follow:

                                                                       U.S. Plans        Non-U.S. Plans
                                                                   ------------------   ----------------
                                                                     1999      1998      1999      1998
                                                                   --------  --------   ------    ------
Benefit obligation, beginning...................................   $1,437.9   1,248.4    263.2     231.1
Service cost....................................................       38.6      25.2      8.0       7.3
Interest cost...................................................      112.5      80.3     15.2      14.3
Actuarial (gains) losses........................................      (42.8)    100.1     25.1      13.1
Benefits paid...................................................      (63.5)    (44.4)   (11.1)    (11.3)
Acquisitions/divestitures, net..................................       61.1      28.3     14.2         -
Foreign currency and other......................................        2.0         -     (8.3)      8.7
                                                                   --------  --------   ------    ------
Benefit obligation, ending......................................   $1,545.8   1,437.9    306.3     263.2
                                                                   ========  ========   ======    ======

Fair value of plan assets, beginning............................   $1,513.8   1,544.1    232.6     205.3
Actual return on plan assets....................................       78.3     (20.9)    20.1      26.9
Employer contributions..........................................       75.5       6.0      6.4       6.2
Benefits paid...................................................      (63.5)    (44.4)   (11.1)    (11.3)
Acquisitions/divestitures, net..................................       29.7      29.0     15.2         -
Foreign currency and other......................................        1.2         -     (3.5)      5.5
                                                                   --------  --------   ------    ------
Fair value of plan assets, ending...............................   $1,635.0   1,513.8    259.7     232.6
                                                                   ========  ========   ======    ======

Plan assets in excess of (less than) benefit obligation.........   $   89.2      75.9    (46.6)    (30.6)
Unamortized transition amount...................................      (22.0)    (29.2)    (1.6)     (2.0)
Unrecognized net loss (gain)....................................      127.5      89.3    (10.8)    (32.4)
Unrecognized prior service costs................................       20.4      23.7      2.9       1.6
Adjustment for fourth quarter contributions.....................         .6       1.7       .5         -
                                                                   --------  --------   ------    ------
 Net pension asset (liability) recognized in the balance sheet..   $  215.7     161.4    (55.6)    (63.4)
                                                                   ========  ========   ======    ======

Weighted average assumptions:
 Discount rate..................................................       7.75%     7.50%     6.1%      6.8%
 Expected return on plan assets.................................      10.50%    10.50%     8.5%      8.6%
 Rate of compensation increase..................................       4.25%     4.00%     3.3%      3.7%

At September 30, 1999 and 1998, the pension assets recognized in the balance sheet were $271.3 and $205.9 and the pension liabilities recognized in the balance sheet were $111.2 and $107.9, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $380.6, $353.5, and $208.6, respectively, as of September 30, 1999, and $301.0, $284.6, and $160.9, respectively, as of September 30, 1998.

In 1998, the Company changed the measurement date for the defined benefit pension plans from September 30 to June 30 to improve administrative efficiencies and the timeliness and accuracy of its financial reporting and planning process. The effect of the change on retirement plan expense was immaterial. The fair value of plan assets decreased approximately $145 in the quarter ended September 30, 1998, reflecting the impact of the equity market decline; this change was offset by an increase in the unrecognized net loss. The 1998 reconciliations of benefit obligations and of the fair value of plan assets include nine months of activity.

(7)  Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 1999, 1998 and 1997, follows:

                                                                            1999     1998    1997
                                                                           ------   ------  ------
Service cost...........................................................    $  4.5      4.1     3.6
Interest cost..........................................................      21.6     20.2    19.0
Net amortization.......................................................      (3.1)    (3.6)   (4.2)
                                                                           ------   ------  ------
 Net postretirement plan expense.......................................    $ 23.0     20.7    18.4
                                                                           ======   ======  ======


The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

                                                                            1999     1998
                                                                           ------   ------
Benefit obligation, beginning..........................................    $279.6    260.0
Service cost...........................................................       4.5      4.1
Interest cost..........................................................      21.6     20.2
Actuarial losses.......................................................       6.0     12.8
Benefits paid..........................................................     (20.4)   (20.3)
Acquisitions/divestitures and other....................................      21.8      2.8
                                                                           ------   ------
Benefit obligation, ending.............................................     313.1    279.6
Unrecognized net gain..................................................      17.8     25.0
Unrecognized prior service benefit.....................................       5.9      8.2
                                                                           ------   ------
 Postretirement benefit liability recognized in the balance sheet......    $336.8    312.8
                                                                           ======   ======

The assumed discount rates used in measuring the obligations as of September 30, 1999 and 1998, were 7.5 percent and 7.25 percent, respectively. The assumed health care cost trend rate for 2000 was 6.5 percent, declining to 4.5 percent in the year 2004. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 1999, and the 1999 postretirement plan expense by less than 5 percent.

(8)  Earnings Per Common Share

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of basic earnings per common share and diluted earnings per common share follow (shares in millions):

                                  1999                             1998                             1997
                    --------------------------------  -------------------------------  -------------------------------
                                Weighted    Earnings             Weighted    Earnings             Weighted    Earnings
                                 Average      Per                 Average      Per                 Average      Per
                    Earnings     Shares      Share    Earnings    Shares      Share    Earnings    Shares      Share
                    --------    --------    --------  --------   --------    --------  --------   --------    --------
Basic.............  $1,313.6       433.8    $   3.03  $1,228.6      439.2    $   2.80  $1,121.9      445.0    $   2.52
                                            ========                         ========                         ========
Convertible debt..        .5          .7                    .6         .9                    .9        1.3
Stock plans.......                   3.9                              4.0                              3.2
                    --------    --------              --------   --------              --------   --------
Diluted...........  $1,314.1       438.4    $   3.00  $1,229.2      444.1    $   2.77  $1,122.8      449.5    $   2.50
                    ========    ========    ========  ========   ========    ========  ========   ========    ========

(9)  Common Stock

The Company has various stock option plans that permit certain officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company's common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 1999, 5.4 million options were available for grant under these plans. Changes in the number of shares subject to option during 1999, 1998 and 1997, follow (shares in thousands):

                                                                    1999                     1998                     1997
                                                            --------------------     --------------------     --------------------
                                                            Average                  Average                  Average
                                                             Price        Shares      Price        Shares      Price        Shares
                                                            -------       ------     -------       ------     -------       ------
Beginning of year........................................    $39.02        6,608      $34.77        6,698      $25.47        4,523
 Options granted.........................................     54.95        3,026       57.71          974       45.09        3,398
 Assumed options of acquired company.....................     34.02           71       26.08          330           -            -
 Options exercised.......................................     29.29       (1,025)      25.91       (1,198)      22.55         (794)
 Options canceled........................................     55.25         (176)      45.23         (196)      41.02         (429)
                                                                          ------                   ------                   ------
End of year..............................................     45.48        8,504       39.02        6,608       34.77        6,698
                                                                          ======                   ======                   ======
Exercisable at year end..................................                  3,952                    3,479                    2,727
                                                                          ======                   ======                   ======

Summarized information regarding stock options outstanding and exercisable at September 30, 1999, follows (shares in thousands):

                                                                        Outstanding                             Exercisable
                                                            -------------------------------------          ----------------------
   Range of                                                               Average         Average                         Average
Exercise Prices                                             Shares    Contractual Life     Price           Shares          Price
---------------                                             ------    ----------------    -------          ------         -------
 up to $25...............................................      554           1.8 years     $16.91             554          $16.91
 $26 to 43...............................................    1,495           5.0            31.15           1,442           31.00
 $44 to 65...............................................    6,455           8.2            51.25           1,956           46.96
                                                            ------                                         ------
     Total...............................................    8,504           7.3            45.48           3,952           36.92
                                                            ======                                         ======

The Company's Incentive Shares Plans authorize the distribution of common stock to key management personnel. At September 30, 1999, 1,916,549 shares are outstanding with restriction periods of three to ten years, including 59,500 shares issued in 1999. In addition, 2,292,440 rights to receive common shares have been awarded, including 57,147 shares awarded in 1999, which are contingent upon accomplishing certain objectives by 2001. At September 30, 1999, approximately 6 million shares remained available for award under these plans.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock plans. The compensation expense charged against income for the Company's incentive shares plans was immaterial. Had compensation expense for the Company's stock plans been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net earnings and diluted earnings per common share, respectively, would have been $1,293 and $2.95 per share in 1999, $1,215 and $2.74 per share in 1998, and $1,110 and $2.47 per share in 1997. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 4.7 percent, 5.7 percent and 6.4 percent, dividend yield of 2.1 percent, 2.0 percent and 2.4 percent, expected volatility of 17 percent, 16 percent and 16 percent for 1999, 1998 and 1997, respectively, and expected life of 5 years for all years. The weighted average fair value of options granted was $10.38, $12.01 and $9.46 for 1999, 1998 and 1997, respectively.

At September 30, 1999, 22,834,153 shares of common stock were reserved, including 22,201,609 shares for issuance under the Company's stock plans and 632,544 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $13.49 per share. During 1999, 6,097,200 treasury shares were acquired, and 917,315 treasury shares were issued.

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

(10)  Income Taxes

Income before income taxes consists of the following:


                                                                                                        1999      1998      1997
                                                                                                      --------   -------   -------
United States......................................................................................   $1,567.7   1,496.4   1,357.1
Non-U.S............................................................................................      453.2     427.1     426.5
                                                                                                      --------   -------   -------
 Income before income taxes........................................................................   $2,020.9   1,923.5   1,783.6
                                                                                                      ========   =======   =======
The principal components of income tax expense follow:
                                                                                                        1999       1998      1997
                                                                                                      --------   -------   -------
Federal:
 Current...........................................................................................   $  417.3     453.4     447.8
 Deferred..........................................................................................       77.5      35.9      10.1
State and local....................................................................................       49.8      51.4      48.2
Non-U.S............................................................................................      162.7     154.2     155.6
                                                                                                      --------   -------   -------
 Income tax expense................................................................................   $  707.3     694.9     661.7
                                                                                                      ========   =======   =======


The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:
                                                                                                        1999       1998      1997
                                                                                                      --------   -------   -------
Federal corporate statutory rate...................................................................       35.0%     35.0%     35.0%
 State and local taxes, less federal tax benefit...................................................        1.6       1.7       1.8
 Foreign Sales Corporation benefit and other.......................................................       (1.6)      (.6)       .3
                                                                                                      --------   -------   -------
Effective income tax rate..........................................................................       35.0%     36.1%     37.1%
                                                                                                      ========   =======   =======

The principal components of deferred tax assets (liabilities) follow:

                                                                                                         1999     1998
                                                                                                      ---------  -------
Property, plant and equipment and intangibles......................................................   $ (357.0)   (344.1)
Leveraged leases...................................................................................     (181.0)   (185.4)
Pension............................................................................................      (92.9)    (69.3)
Accrued liabilities................................................................................      249.5     255.9
Postretirement and postemployment benefits.........................................................      145.1     129.1
Employee compensation and benefits.................................................................      109.1      99.4
Other..............................................................................................       81.6      84.0
                                                                                                      --------   -------
 Total deferred tax assets (liabilities)...........................................................   $  (45.6)    (30.4)
                                                                                                      ========   =======

At September 30, 1999 and 1998, respectively, net current deferred tax assets were $261.7 and $248.3, and net noncurrent deferred tax liabilities were $307.3 and $278.7. Total income taxes paid were approximately $580, $665 and $645 in 1999, 1998 and 1997, respectively.

(11)  Contingent Liabilities and Commitments

At September 30, 1999, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

(12)  Business Segment Information

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. In 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting operating segments and related disclosures. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Control segment includes measurement and analytical instrumentation, valves, control systems, and factory automation software. The Industrial Automation segment includes integral horsepower industrial motors, variable-speed and index drives, mechanical power transmission equipment, predictive maintenance systems, ultrasonic welding and cleaning, solids separation, fluid control, materials testing, and heating and lighting equipment. The Electronics and Telecommunications segment consists of uninterruptible power supplies, power conditioning equipment, environmental control systems, site monitoring systems, and electrical switching equipment. The Heating, Ventilating and Air Conditioning (HVAC) segment consists of compressors, hermetic terminals, thermostats, and valves. The Appliance and Tools segment includes fractional horsepower motors, controls, and heating elements, as well as hand, plumbing and bench power tools and accessories, and disposers. Summarized information about the Company's operations by business segment and by geographic area follows:

Business Segments                                                       Earnings Before Interest
(See note 2)                                      Sales                     and Income Taxes                Total Assets
                                         ------------------------      ------------------------     --------------------------
                                          1999     1998     1997         1999     1998    1997        1999     1998      1997
                                         -------  ------   ------      -------   -----   ------     -------   ------    ------
Process Control.......................   $ 2,878   2,684    2,645          313     343      319       3,489    2,643     2,654
Industrial Automation.................     3,380   3,346    3,084          448     431      438       3,269    3,067     2,721
Electronics and Telecommunications....     2,136   1,617    1,246          237     150      116       1,510    1,328       823
HVAC..................................     2,385   2,149    2,122          361     316      312       1,819    1,698     1,568
Appliance and Tools...................     3,533   3,440    3,060          577     561      480       2,641    2,589     2,410
                                         -------  ------   ------      -------   -----   ------     -------   ------    ------
                                          14,312  13,236   12,157        1,936   1,801    1,665      12,728   11,325    10,176
Divested businesses...................       343     557      464           29      45       50           -      531       450
Differences in accounting methods.....                                     161     156      138
Interest income, corporate and other..                                      85      74       52         896      804       837
Sales eliminations/Interest expense...      (385)   (346)    (322)        (190)   (152)    (121)
                                         -------  ------   ------      -------   -----   ------     -------   ------    ------
 Total................................   $14,270  13,447   12,299        2,021   1,924    1,784      13,624   12,660    11,463
                                         =======  ======   ======      =======   =====   ======     =======   ======    ======

                                                                         Depreciation and
                                            Intersegment Sales         Amortization Expense        Capital Expenditures
                                           ---------------------       --------------------       -----------------------
                                            1999    1998    1997       1999    1998    1997       1999     1998      1997
                                           -----    ----    ----       ----    ----    ----       ----     ----      ----
Process Control.......................     $   4       2       1        166     147     146         78       83        85
Industrial Automation.................        28      25      17        144     130     115         99      115       116
Electronics and Telecommunications....        11      16       3         59      35      28         54       42        31
HVAC..................................        30      27      26         97      86      81        177      147       155
Appliance and Tools...................       312     275     273        155     143     124        159      162       149
Divested businesses...................         -       1       2          8      14      12         17       39        21
Corporate and other...................                                    9       8       6          8       15        18
                                           -----     ---     ---        ---     ---     ---        ---      ---       ---
 Total................................     $ 385     346     322        638     563     512        592      603       575
                                           =====     ===     ===        ===     ===     ===        ===      ===       ===

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements primarily include management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate assets primarily include cash and equivalents, investments, pensions, deferred charges, and certain fixed assets. Divested businesses include F.G. Wilson and other smaller businesses.

Geographic                                           Sales by Destination       Property, Plant and Equipment
                                                    ----------------------      -----------------------------
                                                     1999    1998    1997        1999       1998        1997
                                                    ------  ------  ------      ------     ------      ------
United States....................................  $ 8,557   8,102   7,091       2,312      2,120       1,980
Europe...........................................    3,064   2,869   2,647         527        627         534
Asia.............................................    1,211   1,096   1,328         205        169         138
Latin America....................................      458     484     402          88         77          65
Other regions....................................      980     896     831          22         19          18
                                                   -------  ------  ------      ------     ------      ------
 Total...........................................  $14,270  13,447  12,299       3,154      3,012       2,735
                                                   =======  ======  ======      ======     ======      ======

                                                                              46
(13)  Other Financial Data

Items reported in earnings during the years ended September 30, 1999, 1998 and 1997, included the following:

                                                                                                             1999      1998    1997
                                                                                                           --------   ------  ------
Depreciation and other amortization......................................................................  $  508.1    459.4   421.0
Goodwill amortization....................................................................................     129.4    103.1    90.6
Research, new product development and product improvement costs..........................................     510.3    491.3   445.1
Rent expense.............................................................................................     177.4    170.4   156.9
Interest revenue.........................................................................................      16.1     25.1    18.4

Other assets, other are summarized as follows:                                                               1999      1998
                                                                                                           --------   ------
 Equity and other investments............................................................................  $  235.1    187.9
 Retirement plans........................................................................................     271.3    205.9
 Leveraged leases........................................................................................     185.5    187.5
 Other...................................................................................................     389.8    362.9
                                                                                                           --------   ------
    Total................................................................................................  $1,081.7    944.2
                                                                                                           ========   ======

Other liabilities are summarized as follows:                                                                 1999      1998
                                                                                                           --------   ------
 Minority interest.......................................................................................  $  297.2    619.9
 Postretirement plans, excluding current portion.........................................................     313.1    292.7
 Deferred taxes..........................................................................................     333.9    306.6
 Other...................................................................................................     591.3    559.0
                                                                                                           --------  -------
    Total................................................................................................  $1,535.5  1,778.2
                                                                                                           ========  =======

Accrued expenses include employee compensation of $316.8 and $295.2 at September 30, 1999 and 1998, respectively. The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $83 in 2000 and decline substantially thereafter.

(14)  Quarterly Financial Information (Unaudited)

Financial Results                                        Net Sales                    Gross Profit                 Net Earnings
                                                    -------------------            -------------------         -------------------
                                                      1999       1998                1999       1998             1999       1998
                                                    ---------  --------            --------   --------         --------   --------
First Quarter....................................   $ 3,426.7   3,171.5             1,215.1    1,141.7          302.4        282.3
Second Quarter...................................     3,588.7   3,382.4             1,278.9    1,222.7          325.9        307.6
Third Quarter....................................     3,634.0   3,465.2             1,294.0    1,254.1          345.1        324.8
Fourth Quarter...................................     3,620.1   3,428.1             1,287.7    1,233.1          340.2        313.9
                                                    ---------  --------            --------   --------        -------      -------
 Fiscal Year.....................................   $14,269.5  13,447.2             5,075.7    4,851.6        1,313.6      1,228.6
                                                    =========  ========            ========   ========        =======      =======

                                                     Basic Earnings per            Diluted Earnings per            Dividends per
                                                        Common Share                   Common Share                 Common Share
                                                     ------------------            --------------------            --------------
                                                      1999        1998              1999          1998             1999      1998
                                                     ------      ------            ------        ------            ----      ----
First Quarter....................................    $  .69         .64               .69           .64            .325      .295
Second Quarter...................................       .75         .70               .74           .69            .325      .295
Third Quarter....................................       .80         .74               .79           .73            .325      .295
Fourth Quarter...................................       .79         .72               .78           .71            .325      .295
                                                     ------      ------            ------        ------            ----      ----
 Fiscal Year.....................................    $ 3.03        2.80              3.00          2.77            1.30      1.18
                                                     ======      ======            ======        ======            ====      ====

See Note 2 for information regarding non-recurring items and the Company's acquisition and divestiture activities.

-----------------------------------------------------------------------------

Stock Prices
(per common share)                                                                  1999                             1998
                                                                            --------------------               -------------------
                                                                              High         Low                   High         Low
                                                                            ---------    -------               --------    -------
First Quarter..........................................................     $66 15/16    58 5/16                58 1/4      49 3/4
Second Quarter.........................................................      65          51 7/8                 66 1/4      55 1/2
Third Quarter..........................................................      71 7/16     51 7/16                67 7/16     58 9/16
Fourth Quarter.........................................................      65 7/8      59 1/8                 63 3/4      54 1/2
 Fiscal Year...........................................................     $71 7/16     51 7/16                67 7/16     49 3/4

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

                                                                              47
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

St. Louis, Missouri
November 1, 1999

                                                                              52
SAFE HARBOR STATEMENT

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