Form 10-K, Exhibit 13
period 2001-09-30
EMERSON ELECTRIC CO
filed 2001-12-21
CIK 32604

Financial Review                                                    Exhibit 13

Results of Operations

Net Sales
Sales for 2001 were $15.5 billion, a decrease of $65 million, or 0.4 percent, from 2000. Strong sales growth in the Process Control business from PlantWeb and solutions activities was negated by weakness in the Industrial Automation; Heating, Ventilating, and Air Conditioning (HVAC); and Appliance and Tools businesses. In addition, robust gains in the Electronics and Telecommunications business in the first half of 2001 reversed in the second half. Sales also were impacted by divestitures and a stronger U.S. dollar, with each reducing reported sales by more than 2 percent. Underlying sales realized slight growth excluding acquisitions, divestitures and the unfavorable impact from currency. U.S. sales decreased by approximately $360 million, or 4 percent, while international sales increased approximately $295 million, or 5 percent. New product sales, from products introduced in the past five years, were $5.4 billion, representing 35 percent of sales.

In 2000, sales were $15.5 billion, up $1,275 million, or 8.9 percent, from 1999. The strong sales growth was driven by robust demand for network power and connectivity products and services, the continued success of other major growth initiatives, and the contribution of acquisitions. Excluding the impact of divestitures, all businesses reported sales increases. U.S. sales increased approximately $1,094 million, or 13 percent, while international sales increased approximately $181 million, or 3 percent. Underlying sales growth was led by robust demand in the Electronics and Telecommunications business worldwide, while the HVAC business achieved a very strong performance internationally. New product sales, from products introduced in the past five years, increased approximately $614 million, to a record $5.6 billion, representing 36 percent of sales.

International Sales
International sales, including U.S. exports, increased 5 percent, to a record $6.2 billion in 2001, representing 40 percent of the Company's total sales. U.S. exports were in line with a year ago, at $1.0 billion. Sales by non-U.S. subsidiaries were $5.3 billion in 2001, up 7 percent from 2000. International subsidiary sales increased 8 percent excluding acquisitions, divestitures and the unfavorable impact of currency translation of approximately $310 million. Very strong growth in Asia and Latin America and moderate growth in Europe was slightly offset by the impact of currency exchange.

In 2000, international sales increased over 3 percent to $5.9 billion, representing 38 percent of the Company's total sales. U.S. exports increased 9 percent to $1.0 billion. Sales by non-U.S. subsidiaries were $5.0 billion in 2000, up 3 percent from 1999. International subsidiary sales increased 8 percent excluding acquisitions, divestitures and the unfavorable impact of currency translation of approximately $320 million. Strong growth in Canada, Asia and Latin America and moderate growth in Europe was dampened by the impact of currency exchange.

Business Segment Sales - 2001 vs. 2000
The Process Control business sales increased 8 percent to $3.3 billion in 2001, reflecting continued high customer demand for PlantWeb technology and strong growth in the solutions and services areas. These capabilities have dramatically increased the Company's end-market opportunity, and the uniqueness of Emerson's offerings has allowed the Company to firmly establish a leading position. The Company's product strength in control systems, valve and measurement devices also played a key role in the growth, as general maintenance and repair spending returned to more normalized levels after a challenging 2000 and 1999. Very strong growth in the United States and Asia and moderate growth in Europe were dampened by the impact of currency exchange.

Sales of the Industrial Automation business declined 7 percent to $3.0 billion in 2001, due to a modest decline in underlying sales, unfavorable currency exchange and the Krautkramer and Sweco divestitures. U.S. capital goods markets showed considerable weakness, while underlying European sales increased moderately and Asian sales grew modestly versus 2000.

The Electronics and Telecommunications business reported a 9 percent increase in sales, to $3.6 billion in 2001, due to the acquisitions of Jordan Telecommunication Products, Inc. and Ericsson Energy Systems in 2000. Underlying sales increased modestly, excluding the impact of acquisitions, divestitures and currency exchange. After a 30 percent underlying increase in the first half of 2001, sales declined over 20 percent in the second half. Fiber-optic and embedded power products were the first to be impacted by the overall downturn in computing and communications markets, and systems sales declined as the year progressed. U.S. sales declined slightly, partially offsetting very strong growth in Europe, Asia and Latin America, with all regions slowing dramatically in the second half of the year.

                                                                         14

Sales of the HVAC business declined 2 percent from the prior year to $2.4 billion, primarily due to lower U.S. demand for air conditioning and refrigeration products at the residential, commercial and industrial levels. Underlying sales decreased slightly, excluding the unfavorable impact from currency exchange, with very strong gains in Asia and solid gains in Europe more than offset by a moderate decline in U.S. sales, which comprise approximately 65 percent of sales in this business. New growth opportunities for scroll compressor technology continue to develop, with Copeland Scroll sales reaching nearly $900 million in 2001.

The Appliance and Tools business reported $3.5 billion in sales in 2001, an 8 percent decrease from 2000. This decline is primarily the result of the Vermont American divestiture in fiscal 2000, the weak U.S. capital goods environment and a challenging appliances market. Underlying tools sales were flat versus 2000. A moderate overall decline in underlying sales was due to softness in both domestic and international markets.

Business Segment Sales - 2000 vs. 1999
The Process Control business achieved a 5 percent sales increase to $3.1 billion in 2000. This increase was driven by the Daniel Industries, Inc. acquisition and customers embracing PlantWeb technology, partially offset by difficult market conditions, particularly in Asia and Europe, and the impact of currency exchange. Underlying sales for the year decreased slightly but turned positive in the fourth quarter, the first organic sales improvement since the process markets began to cycle down in 1998.

Sales of the Industrial Automation business were $3.2 billion in 2000, down 7 percent. Solid underlying improvement in Europe and other international regions, the late-1999 acquisitions of Kato and MagneTek's alternator operations, and stabilization in U.S. capital goods markets were negatively impacted by the stronger U.S. dollar and the F.G. Wilson and Krautkramer divestitures.

The Electronics and Telecommunications business achieved outstanding performance, with sales increasing 59 percent, to $3.3 billion. The increase was the result of underlying growth of nearly 30 percent, reflecting strong worldwide demand for reliable power and networking products, and two strategic acquisitions in 2000 - Jordan and Ericsson. All product and service areas increased sharply, with particular strength in large UPS and precision air conditioning systems for Web-hosting centers and DC/DC embedded modules for applications such as next-generation routers and telecom switching.

Sales of the HVAC business were $2.5 billion in 2000, a 5 percent increase from 1999, dampened slightly by unfavorable currency exchange. Europe, Asia and Latin America all achieved very strong underlying sales growth, primarily due to improved market conditions and continued penetration of Copeland's scroll compressor technology.

Sales of the Appliance and Tools business increased 1 percent to $3.8 billion. Very strong underlying growth in the tools operations was offset by the impact of the Vermont American divestiture and unfavorable currency exchange. Tools sales through the rapidly growing home centers channel increased in 2000, particularly the successful relationship with The Home Depot, which capitalizes on the RIDGID-branded line of professional quality tools. Underlying appliance -related sales were relatively flat for the year, due in part to distribution issues faced by some key customers.

Acquisitions, Divestitures and Repositioning
The Company continued to reposition into faster-growth markets, acquiring several businesses, divesting two slower-growth businesses and contributing another business into a joint venture in 2001. Subsequent to year-end, the Company agreed to exchange its ENI semiconductor equipment division for an equity interest in MKS Instruments, Inc. of 12 million common shares. The Company also announced the divestiture of its Chromalox industrial heating solutions business. These five divested businesses had combined annualized sales of approximately $500 million. Additionally, in the first quarter of 2002, the Company acquired Avansys Power Co., Ltd., a provider of network power products to the telecommunications industry in China, for approximately $750 million in cash. The 2001 divestitures and the final F.G. Wilson proceeds resulted in total gains of $187 million in 2001, which were offset by ongoing costs incurred for the rationalization of operations and other items.

To accelerate cost reductions and better position the Company for the global economic environment, in the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 million ($260 million after-tax, or $0.61 per share). Cost of sales, selling, general and administrative expenses and other deductions, net include charges of $89 million, $51 million and $237 million, respectively. The charge was primarily non-cash and was mainly associated with the planned disposition of facilities, exiting the manufacturing of non-strategic product lines and the writedown of inventory. See note 3 for additional information.
                                                                         15
Total Costs and Expenses
Cost of sales was $10.1 billion in 2001, an increase of 1.0 percent. In 2000, cost of sales was $10.0 billion, compared with $9.2 billion in 1999. Cost of sales as a percent of net sales was 65.4 percent in 2001 and 64.4 percent in 2000 and 1999. Despite slowing business conditions, the impact of recent acquisitions and the repositioning charge, gross profit margins have remained at high levels as a result of a disciplined ongoing focus on cost reductions, including the companywide intranet-based consolidation of material purchases and other e-business activities, which continue to drive solid margins.

Selling, general and administrative (SG&A) expenses were $3.1 billion, $3.0 billion and $2.8 billion in 2001, 2000 and 1999, respectively. As a percent of net sales, SG&A expenses were 19.9 percent, 19.2 percent and 19.4 percent in 2001, 2000 and 1999, respectively. The increase in SG&A as a percent of net sales in 2001 was primarily due to the impact of recent acquisitions and the effect of the repositioning charge. The Company continued its commitment to technology investment with engineering and development expense of $594 million in 2001 and 2000, and $510 million in 1999.

Interest expense increased to $304 million in 2001 from $288 million in the prior year. In 2000, interest expense increased from $190 million in 1999. These increases primarily reflect higher average borrowings resulting from acquisitions and share repurchases.

Other deductions, net, including amortization of intangibles, were $386 million in 2001, compared with $75 million and $95 million in 2000 and 1999, respectively. The increase in 2001 was primarily due to the repositioning charge discussed above. Fiscal 2001 included a gain of $60 million from the disposition of the Sweco specialty separation business and a gain of $55 million from the disposition of the Xomox valve business. Also in 2001, the Company and Crane Co. formed a joint venture combining Emerson's Commercial Cam Co. subsidiary and Crane Co.'s Ferguson Company division, which resulted in a gain of $24 million. Fiscal 2000 included a gain of $80 million from the disposition of the Company's interest in the Krautkramer non-destructive testing business and a gain of approximately $37 million due to the disposition of the Company's interest in Vermont American. Fiscal 1999 included a gain of $64 million from the disposition of the Company's interest in F.G. Wilson. These gains were offset by costs incurred for the rationalization of operations and other items.

Income Before Income Taxes
Income before income taxes decreased $590 million, or 27.1 percent, to $1.6 billion in 2001. These results were led by a sharp decline in second-half sales, reflecting an unprecedented decline in customer demand for network power products in the Electronics and Telecommunications business, and rationalization and other charges. The following discussions of segment earnings exclude the incremental repositioning charges. Earnings before interest and income taxes in the Process Control business were $360 million in 2001, a 28 percent increase from 2000, reflecting broad strength across virtually all areas of the business and rationalization of the cost structure completed over the past two years. The Industrial Automation business earnings were $400 million in 2001, a decrease of 14 percent from 2000, due to the steep downturn in industrial capital goods spending, divestitures and a stronger U.S. dollar. Earnings of the Electronics and Telecommunications business were $359 million in 2001, a decrease from 2000, reflecting the deleverage impact on profits resulting from the declining sales volume and higher costs for the rationalization of operations. Earnings of the HVAC business decreased $35 million, or 9 percent, to $347 million in 2001, due to lower U.S. demand for air conditioning and refrigeration products in all markets. The Appliance and Tools business earnings decreased to $503 million, or 13 percent, from 2000, primarily due to decreases in volume and the Vermont American divestiture. See note 12 for additional information by business segment and geographic area.

Income before income taxes increased $157 million, or 7.8 percent, to $2.2 billion in 2000, reflecting a strong sales increase, programs to generate improvement in underlying margins and the negative impact of currency translation. Earnings before interest and income taxes in the Process Control business were $281 million in 2000, a decrease from 1999, reflecting weak demand in the process markets and a stronger U.S. dollar. The Industrial Automation business earnings were $466 million in 2000, in line with 1999, due to moderate sales growth and acquisitions, offset by divestitures and currency exchange. Earnings of the Electronics and Telecommunications business increased $213 million, or 91 percent, to $447 million in 2000, due to robust sales growth and acquisitions. Earnings of the HVAC business increased $21 million, or 6 percent, to $382 million in 2000, driven by very strong sales growth in international markets. The Appliance and Tools business earnings decreased $7 million, to $581 million, with increased underlying sales volume in the tools operations offset by the Vermont American divestiture.

                                                                         16
Income Taxes
Income taxes were $557 million, $756 million and $707 million in 2001, 2000 and 1999, respectively. The effective tax rate was 35.1 percent in 2001, compared with 34.7 percent in 2000 and 35.0 percent in 1999, reflecting the net effect of ongoing global tax planning strategies and the impact of acquisitions and divestitures.

Net Earnings and Return on Equity
Net earnings for 2001 were $1.0 billion, down 27.5 percent from $1.4 billion in 2000. Net earnings as a percent of sales was 6.7 percent in 2001 and 9.2 percent in 2000. Diluted earnings per common share were $2.40 in 2001, down 27.3 percent from $3.30 in 2000. Excluding the repositioning charge, earnings were $1.3 billion and earnings per share were $3.01 in 2001, both down 9 percent from 2000. Earnings per share excluding the charge and goodwill amortization were $3.36 in 2001, down 7 percent from $3.63 in 2000. Return on average stockholders' equity was 16.5 percent, 22.6 percent and 21.9 percent in 2001, 2000 and 1999, respectively. Net earnings for 2000 were up 8.3 percent from $1.3 billion in 1999. Diluted earnings per common share in 2000 were up 10.0 percent from $3.00 in 1999. Earnings per share excluding goodwill amortization in 2000 were up 11.0 percent from $3.27 in the prior year.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow
Emerson generated operating cash flow of $1.7 billion in 2001, down 7.2 percent from the prior year. Operating cash flow in 2000 increased 1.6 percent compared with 1999. Decreases in operating working capital as a percentage of sales have been offset by increased pension contributions. In 2001, average operating working capital as a percentage of sales was 14.1 percent compared with 14.7 percent and 15.8 percent in 2000 and 1999, respectively.

Free cash flow (operating cash flow less capital expenditures) increased in 2001, driven by a 20 percent decrease in capital spending. Capital expenditures were $554 million, $692 million and $592 million in 2001, 2000 and 1999, respectively. The Company expects to again reduce capital spending in 2002. Cash paid in connection with Emerson's purchase acquisitions was $200 million, $1,972 million and $1,202 million in 2001, 2000 and 1999, respectively.

Dividends were a record $654 million ($1.53 per share, up 7 percent) in 2001, compared with $613 million ($1.43 per share) in 2000, and $566 million ($1.30 per share) in 1999. In November 2001, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.55 per share and authorized an additional 40 million shares of the Company's outstanding common stock to be repurchased over approximately the next five years. Nearly all of the 40 million shares, previously authorized in November 1996, were repurchased by the end of 2001. Net purchases of treasury stock totaled $534 million, $376 million and $324 million in 2001, 2000 and 1999, respectively.

Leverage/Capitalization
Total debt increased to $4.7 billion in 2001, from $4.6 billion in 2000 and $3.3 billion in 1999, reflecting the impact of acquisitions and the Company's share repurchase program. The total debt-to-capital ratio was 43.5 percent at year-end 2001, compared with 41.8 percent in 2000 and 34.6 percent in 1999. At September 30, 2001, net debt (total debt less cash and equivalents and short-term investments) was 41.5 percent of net capital, compared with 40.2 percent of net capital in 2000 and 32.7 percent in 1999. The Company's interest coverage ratio (income before income taxes and interest expense divided by interest expense) was 6.2 times in 2001, compared with 8.6 times in 2000 and 11.7 times in 1999, primarily reflecting lower earnings and higher average borrowings resulting from acquisitions and share repurchases. See notes 3, 5 and 6 for additional information.

At year-end 2001, the Company and its subsidiaries maintained lines of credit amounting to $3 billion to support commercial paper and had available non-U.S. bank credit facilities of $440 million to support non-U.S. operations. Lines of credit totaling $1.5 billion are effective until 2005, with the remainder through April 2002. These lines of credit and bank credit facilities assure the availability of funds at prevailing interest rates. In addition, as of September 30, 2001, the Company could issue up to $2 billion of additional debt securities under its shelf registration with the Securities and Exchange Commission. Subsequent to year-end, the Company issued $250 million of 5.75%, 10-year notes and $250 million of 5 5/8%, 12-year notes which were used to reduce commercial paper borrowings.

Financial Instruments
The Company is exposed to market risk related to changes in interest rates, copper and other commodity prices and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates, ten-percent decrease in commodity prices or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results and lower commodity prices would benefit future earnings through lower cost of sales. See notes 1, 4, 5 and 6.

Recent Accounting Pronouncements
In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." FAS 142, which Emerson has the option to adopt in fiscal 2002 or 2003, requires, among other things, the discontinuance of goodwill amortization for business combinations before July 1, 2001, and completion of a transitional goodwill impairment test within six months from the date of adoption. The Company is in the process of reviewing the provisions of this statement and evaluating its impact on the financial statements. Goodwill amortization was $164 million in 2001, and will be discontinued upon adoption.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. The Company is in the process of reviewing the provisions of this statement, which must be adopted by 2003, to evaluate its impact on the financial statements.

Consolidated Statements of Earnings

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                      2001         2000        1999
                                                  ------------  ----------  ----------
Net sales                                         $   15,479.6    15,544.8    14,269.5
Costs and expenses:
   Cost of sales                                      10,118.5    10,016.0     9,193.8
   Selling, general and administrative expenses        3,081.9     2,987.9     2,770.2
   Interest expense                                      304.3       287.6       189.7
   Other deductions, net                                 386.3        75.0        94.9
                                                  ------------  ----------  ----------
     Total costs and expenses                         13,891.0    13,366.5    12,248.6
                                                  ------------  ----------  ----------
Income before income taxes                             1,588.6     2,178.3     2,020.9
Income taxes                                             556.8       755.9       707.3
                                                  ------------  ----------  ----------
Net earnings                                      $    1,031.8     1,422.4     1,313.6
                                                  ============  ==========  ==========
Basic earnings per common share                   $       2.43        3.33        3.03
                                                  ============  ==========  ==========
Diluted earnings per common share                 $       2.40        3.30        3.00
                                                  ============  ==========  ==========

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Emerson Electric Co. and Subsidiaries

September 30
(Dollars in millions except per share amounts)


Assets
                                                                                2001           2000
                                                                             ----------     ----------
Current assets
     Cash and equivalents                                                    $    355.7          280.8
     Receivables, less allowances of $79.0 in 2001
        and $58.5 in 2000                                                       2,551.2        2,705.6

     Inventories:
        Finished products                                                         722.8          861.8
        Raw materials and work in process                                       1,174.0        1,190.9
                                                                             ----------     ----------
          Total inventories                                                     1,896.8        2,052.7
     Other current assets                                                         516.4          443.6
                                                                             ----------     ----------
        Total current assets                                                    5,320.1        5,482.7
                                                                             ----------     ----------

Property, plant and equipment
     Land                                                                         172.0          174.9
     Buildings                                                                  1,303.5        1,261.9
     Machinery and equipment                                                    4,821.2        4,558.1
     Construction in progress                                                     367.5          416.7
                                                                             ----------     ----------
                                                                                6,664.2        6,411.6
     Less accumulated depreciation                                              3,376.2        3,168.2
                                                                             ----------     ----------
        Property, plant and equipment, net                                      3,288.0        3,243.4
                                                                             ----------     ----------

Other assets
     Goodwill, less accumulated amortization of $922.2 in 2001
        and $852.2 in 2000                                                      5,182.0        5,320.0
     Other                                                                      1,256.3        1,118.2
                                                                             ----------     ----------
        Total other assets                                                      6,438.3        6,438.2
                                                                             ----------     ----------
                                                                             $ 15,046.4       15,164.3
                                                                             ==========     ==========

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity

                                                                               2001            2000
                                                                             --------       ---------
Current liabilities
   Short-term borrowings and current
     maturities of long-term debt                                            $2,447.5         2,352.7
   Accounts payable                                                           1,127.5         1,210.6
   Accrued expenses                                                           1,619.4         1,390.6
   Income taxes                                                                 184.7           264.9
                                                                             --------       ---------
     Total current liabilities                                                5,379.1         5,218.8
                                                                             --------       ---------

Long-term debt                                                                2,255.6         2,247.7
                                                                             --------       ---------

Other liabilities                                                             1,297.7         1,295.0
                                                                             --------       ---------

Stockholders' equity
   Preferred stock of $2.50 par value per share.
     Authorized 5,400,000 shares; issued - none                                     -               -
   Common stock of $.50 par value per share. Authorized
     1,200,000,000 shares; issued 476,677,006 shares in
     2001 and 2000                                                              238.3           238.3
   Additional paid-in capital                                                    30.9            53.0
   Retained earnings                                                          8,990.7         8,612.9
   Accumulated other nonstockholder changes in equity                          (741.3)         (578.6)
                                                                             --------       ---------
                                                                              8,518.6         8,325.6

   Less cost of common stock in treasury, 57,051,435
     shares in 2001 and 49,200,165 shares in 2000                             2,404.6         1,922.8
                                                                             --------       ---------
     Total stockholders' equity                                               6,114.0         6,402.8
                                                                             --------       ---------
                                                                            $15,046.4        15,164.3
                                                                             ========       =========

Consolidated Statements of Stockholders' Equity

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                                   2001            2000        1999
                                                                ----------      ---------    --------
Common stock                                                    $   238.3           238.3       238.3
                                                                ---------       ---------    --------
Additional paid-in capital
     Beginning balance                                               53.0            23.9        27.9
     Stock plans and other                                          (22.1)           29.1        (4.0)
                                                                ---------       ---------    --------
     Ending balance                                                  30.9            53.0        23.9
                                                                ---------       ---------    --------
Retained earnings
     Beginning balance                                            8,612.9         7,803.7     7,056.5
     Net earnings                                                 1,031.8         1,422.4     1,313.6
     Cash dividends (per share: 2001, $1.53;
        2000, $1.43; 1999, $1.30)                                  (654.0)         (613.2)     (566.4)
                                                                ---------       ---------    --------
     Ending balance                                               8,990.7         8,612.9     7,803.7
                                                                ---------       ---------    --------
Accumulated other nonstockholder changes in equity
     Beginning balance                                             (578.6)         (271.6)     (236.2)
     Translation adjustments                                       (100.5)         (307.0)      (35.4)
     Cash flow hedges and other                                     (62.2)              -           -
                                                                ---------       ---------    --------
     Ending balance                                                (741.3)         (578.6)     (271.6)
                                                                ---------       ---------    --------
Treasury stock
     Beginning balance                                            (1,922.8)       (1,613.8)   (1,283.2)
     Acquired                                                       (562.3)         (353.8)     (361.2)
     Issued under stock plans and other                               80.5            44.8        30.6
                                                                 ---------       ---------    --------
     Ending balance                                               (2,404.6)       (1,922.8)   (1,613.8)
                                                                 ---------       ---------    --------
Total stockholders' equity                                       $ 6,114.0         6,402.8     6,180.5
                                                                 =========       =========    ========
Nonstockholder changes in equity
(Net earnings, Translation adjustments and Other)                $   869.1         1,115.4     1,278.2
                                                                 =========        ========    ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions)

                                                                    2001            2000        1999
                                                                 ----------       --------    --------
Operating activities
     Net earnings                                                $  1,031.8        1,422.4     1,313.6
     Adjustments to reconcile net earnings to net cash
        provided by operating activities:
          Depreciation and amortization                               708.5          678.5       637.5
          Changes in operating working capital                        121.2         (104.9)       35.7
          Gains on divestitures, pension funding and other           (153.8)        (156.2)     (176.3)
                                                                 ----------       --------    --------
             Net cash provided by operating activities              1,707.7        1,839.8     1,810.5
                                                                 ----------       --------    --------
Investing activities
     Capital expenditures                                           (554.2)        (692.0)      (591.6)
     Purchases of businesses, net of cash and equivalents acquired  (200.1)      (1,971.8)    (1,202.0)
     Divestitures of businesses and other, net                       206.6          168.6        215.5
                                                                ----------       --------     --------
             Net cash used in investing activities                  (547.7)      (2,495.2)    (1,578.1)
                                                                ----------       --------     --------
Financing activities
     Net increase in short-term borrowings                            97.2          514.6        503.5
     Proceeds from long-term debt                                     35.9        1,197.8        470.9
     Principal payments on long-term debt                            (25.2)         (18.4)      (257.0)
     Net purchases of treasury stock                                (533.7)        (376.2)      (323.7)
     Dividends paid                                                 (654.0)        (613.2)      (566.4)
                                                                ----------       --------     --------
             Net cash (used in) provided by financing activities  (1,079.8)         704.6       (172.7)
                                                                ----------       --------     --------
Effect of exchange rate changes on cash and equivalents               (5.3)         (34.5)        (3.3)
                                                                ----------       --------     --------
Increase in cash and equivalents                                      74.9           14.7         56.4

Beginning cash and equivalents                                       280.8          266.1        209.7
                                                                ----------       --------     --------
Ending cash and equivalents                                     $    355.7          280.8        266.1
                                                                ----------       --------     --------
Changes in operating working capital
     Receivables                                                $    135.4         (235.5)       (23.1)
     Inventories                                                      99.4         (167.0)        69.0
     Other current assets                                             (6.5)         (12.8)       (12.2)
     Accounts payable                                                (76.6)         194.6        (25.4)
     Accrued expenses                                                 43.5           66.1        (31.5)
     Income taxes                                                    (74.0)          49.7         58.9
                                                                ----------       --------     --------
                                                                $    121.2         (104.9)        35.7
                                                                ----------       --------     --------

See accompanying notes to consolidated financial statements.

                                                                         23
Notes to Consolidated Financial Statements

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

Inventories
Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of the fiscal year. The effect of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

Property, Plant and Equipment
The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if expected future cash flows of the related assets are less than their carrying values.

Goodwill
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Goodwill is amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations." FAS 141 requires the purchase method of accounting, eliminates the pooling-of-interests method, and eliminates the amortization of goodwill for business combinations after June 30, 2001.

Revenue Recognition
The Company recognizes substantially all of its revenues through the sale of manufactured products and records the sale as products are shipped and title passes to the customer.




Financial Instruments
Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The adoption of FAS 133 did not have a material effect on the Company's financial statements. For derivative instruments designated as a cash flow hedge, the gain or loss on the derivative is deferred as a separate component of stockholders' equity until recognized in earnings with the underlying hedged item. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. net asset exposures are included in accumulated other nonstockholder changes in equity.

Income Taxes
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $1,561 at September 30, 2001), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Nonstockholder Changes in Equity
Nonstockholder changes in equity are primarily comprised of net earnings and foreign currency translation adjustments. Accumulated translation adjustments were $679 and $579 at September 30, 2001 and 2000, respectively.

                                                                              24
Financial Statement Presentation
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow (shares in millions):

                                                   2001       2000      1999
                                                  -----      ------    ------
Basic.........................................    425.4       427.4     433.8
Dilutive shares...............................      4.1         4.0       4.6
                                                  -----      ------    ------
Diluted.......................................    429.5       431.4     438.4
                                                  =====      ======    ======








(3) Acquisitions, Divestitures and Repositioning

Cash paid in connection with the Company's purchase acquisitions follows:

                                                   2001        2000        1999
                                                 ------      -------     -------
Fair value of assets acquired.................   $243.3      2,141.7     1,475.7
Less liabilities assumed......................     43.2        169.9       273.7
                                                 ------      -------     -------
   Cash paid (net of cash and equivalents
    acquired).................................   $200.1      1,971.8     1,202.0
                                                 ======      =======     =======

In 2001, the Company acquired Saab Marine Electronics AB, a manufacturer of radar level gauging equipment, and other smaller businesses. During the first quarter of 2001, the Company received $75 from the divestiture of the Sweco specialty separation business resulting in a pretax gain of $60. The Company sold its Xomox valve business for $145 resulting in a pretax gain of $55 in the third quarter of 2001. During the fourth quarter of 2001, the Company and Crane Co. formed a joint venture combining Emerson's Commercial Cam Co. subsidiary and Crane Co.'s Ferguson Company division. The transaction resulted in a pretax gain of approximately $24, and the venture is accounted for by the equity method. These transactions and the final F.G. Wilson proceeds resulted in total gains of $187 related to divestitures in 2001, which were offset by ongoing costs for the rationalization of operations and other items. In the first quarter of 2002, the Company acquired Avansys Power Co., Ltd., a provider of network power products to the telecommunications industry in China, for approximately $750 in cash.

In the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 ($260 after-tax) for the consolidation and rationalization of operations of $136, exiting the manufacturing of certain product lines of $124, and the writedown of certain non-strategic investments and other costs of $52. In addition, the charge includes the writedown of inventory to realizable value of $65 associated with the rapid acceleration of sales growth in 2000 and subsequent sharp decline in mid-year 2001, particularly in the Electronics and Telecommunications business. These charges were in addition to the recurring costs of operations and ongoing cost reduction and productivity improvement programs. Cost of sales, selling, general and administrative expenses and other deductions, net include charges of $89, $51 and $237, respectively.

Costs associated with the consolidation and rationalization of operations to improve the cost structure are primarily related to the Electronics and Telecommunications, Appliance and Tools and Process Control businesses, and include the writedown of fixed assets to liquidation value of $62, impairment of intangibles of $30, severance related costs of $22, and lease termination and other costs of $22. The costs to exit the manufacturing of certain product lines are principally in the Appliance and Tools business and include the writedown of fixed assets, investment and inventory related items of $46, impairment of intangibles of $23, and other obligations of $55. In total, the charge relates to the exit from over twenty production and office facilities in the United States, Europe and Asia. The repositioning charge includes the elimination of approximately 2,900 positions, and an additional 1,100 positions will be provided for when announced in 2002, along with other period costs for shutdown and moving. See note 12 for the impact of the charges by business segment.

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

                                                                              25

The Company received $86 from the disposition of its interest in the Krautkramer non-destructive testing business resulting in a pretax gain of approximately $80 during the third quarter of 2000. The second half of 2000 included a gain of approximately $37 due to the disposition of the Company's interest in Vermont American ("VA"). The Company also incurred costs for the rationalization of operations and other items that substantially offset these gains. Krautkramer, VA and another divestiture, BI Technologies, represent total annual 1999 sales of nearly $600.

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

The Company received $226 from the disposition of its interest in F.G. Wilson, resulting in a pretax gain of $64 ($30 net of income taxes), during 1999. The Company also incurred costs for the rationalization of other operations that more than offset this gain. In addition, the Company received a percentage of future F.G. Wilson revenue and received a total of $98 during 2000 and 2001. F.G. Wilson had sales of approximately $410 in 1998.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

(4) Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities generally mature within one year, and gains and losses deferred in accumulated other nonstockholder changes in equity are not material.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each of the Company's classes of financial instruments approximated the related carrying value at September 30, 2001 and 2000.

(5) Short-term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

                                                          2001          2000
                                                       ---------      ---------
Commercial paper...................................    $ 2,112.0        1,742.8
Payable to banks...................................         91.3           74.6
Other..............................................        244.2          535.3
                                                       ---------        -------
   Total...........................................    $ 2,447.5        2,352.7
                                                       =========        =======
Weighted average interest rate at year end.........         3.9%           6.0%
                                                       =========        =======

In 2001, the Company entered into an interest rate swap agreement, which fixed the rate of $250 of commercial paper at 6.0 percent through December 2010. In 2000, the Company issued $300 of floating rate, one-year notes with an effective interest rate of 6.7 percent at September 30, 2000. Additionally, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. In 1999, the Company issued $250 of 5.125%, one-year notes that were simultaneously swapped to floating interest rates at a cost less than the Company's U.S. commercial paper, with an effective interest rate of 5.3 percent at September 30, 1999. In November 1996, the Company entered into a five-year interest rate swap which fixed the rate on $250 of commercial paper at 6.1 percent. The Company had 151 million of British pound notes with interest rates of 5.2 and
6.8 percent at September 30, 2001 and 2000, respectively, swapped to $256 at U.S. commercial paper rates.

The Company and its subsidiaries maintained lines of credit amounting to $3,000 with various banks at September 30, 2001, to support commercial paper and to assure availability of funds at prevailing market interest rates. Lines of credit totaling $1,500 are effective until 2005 with the remainder through April 2002. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $490 ($440 unused) at September 30, 2001. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable interest rates. In addition, as of September 30, 2001, the Company could issue up to $2,000 of additional debt securities under its shelf registration with the Securities and Exchange Commission.

                                                                         26








(6) Long-term Debt

Long-term debt is summarized as follows:

                                                                  2001             2000
                                                               ----------      ----------
7 7/8% notes due 2005 .......................................  $    600.0           600.0
6.3% notes due 2006 .........................................       250.0           250.0
5 1/2% notes due 2008 .......................................       250.0           250.0
5% notes due 2009 ...........................................       175.0           175.0
5.85% notes due 2009 ........................................       250.0           250.0
7 1/8% notes due 2010 .......................................       500.0           500.0
Other .......................................................       252.2           235.0
                                                               ----------      ----------
                                                                  2,277.2         2,260.0
Less current maturities .....................................        21.6            12.3
                                                               ----------      ----------
   Total ....................................................  $  2,255.6         2,247.7
                                                               ==========      ==========

In 2000, the Company issued $600 of 7 7/8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent at September 30, 2001. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent at September 30, 2001.

Long-term debt maturing during each of the four years after 2002 is $16, $5, $603 and $252, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $274, $273 and $185 in 2001, 2000 and 1999, respectively.

(7) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 2001, 2000 and 1999, follows:

                                                                                2001          2000          1999
                                                                             ----------    ----------    ----------
Service cost .............................................................   $      5.4           5.3           4.5
Interest cost ............................................................         23.7          21.8          21.6
Net amortization .........................................................         (2.1)         (3.1)         (3.1)
                                                                             ----------    ----------    ----------
   Net postretirement plan expense .......................................   $     27.0          24.0          23.0
                                                                             ==========    ==========    ===========





The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

                                                                                2001          2000
                                                                             ----------    ----------
Benefit obligation, beginning ............................................   $    304.8         313.1
Service cost .............................................................          5.4           5.3
Interest cost ............................................................         23.7          21.8
Actuarial losses (gains) .................................................         21.4          (8.4)
Benefits paid ............................................................        (28.4)        (25.9)
Acquisitions/divestitures and other ......................................         (3.2)         (1.1)
                                                                             ----------    ----------
Benefit obligation, ending ...............................................        323.7         304.8
Unrecognized net (loss) gain .............................................          (.8)         19.4
Unrecognized prior service benefit .......................................          3.7           5.4
                                                                             ----------    ----------
   Postretirement benefit liability recognized in the balance sheet ......   $    326.6         329.6
                                                                             ==========    ==========

The assumed discount rates used in measuring the obligations as of September 30, 2001, 2000 and 1999, were 7.50 percent, 7.75 percent and 7.50 percent, respectively. The assumed health care cost trend rate for 2002 was 7.0 percent, declining to 4.5 percent in the year 2007. The assumed health care cost trend rate for 2001 was 7.0 percent, declining to 4.5 percent in the year 2006. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2001, and the 2001 postretirement plan expense by less than five percent.

                                                                         27
(8) Retirement Plans

Retirement plan expense includes the following components:

                                                                    U.S. Plans                      Non-U.S. Plans
                                                           ----------------------------      ----------------------------
Defined benefit plans:                                       2001      2000      1999          2001      2000      1999
                                                           --------  --------  --------      --------  --------  --------
   Service cost (benefits earned during the period)         $  40.8      42.2      38.6          10.6      11.7       9.1
   Interest cost ................................             126.0     118.5     112.5          18.1      19.2      16.9
   Expected return on plan assets ...............            (186.1)   (178.9)   (161.4)        (23.8)    (25.3)    (19.0)
   Net amortization .............................               (.7)     (1.7)      1.6           (.6)        -        .2
                                                           --------  --------  --------      --------  --------  --------
     Net periodic pension (income) expense ......             (20.0)    (19.9)     (8.7)          4.3       5.6       7.2
Defined contribution and multiemployer plans.....              63.8      60.7      59.4          14.6      11.1       8.5
                                                           --------  --------  --------      --------  --------  --------
   Total retirement plan expense ................          $   43.8      40.8      50.7          18.9      16.7      15.7
                                                           ========  ========  ========      ========  ========  ========





The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets follow:

                                                                              U.S. Plans             Non-U.S. Plans
                                                                          --------------------    --------------------
                                                                            2001        2000        2001       2000
                                                                          --------    --------    --------   ---------
Benefit obligation, beginning .......................................     $1,566.2     1,545.8       300.7       306.3
Service cost ..........................................................       40.8        42.2        10.6        11.7
Interest cost .........................................................      126.0       118.5        18.1        19.2
Actuarial losses (gains) ..............................................       72.1       (16.1)        1.5        (4.0)
Benefits paid .........................................................      (85.9)      (81.9)      (14.5)      (12.4)
Acquisitions/divestitures, net ........................................       (1.0)      (45.7)       (9.7)      (12.3)
Foreign currency and other ............................................        6.7         3.4        (2.1)       (7.8)
                                                                          --------    --------    --------   ---------
Benefit obligation, ending ............................................   $1,724.9     1,566.2       304.6       300.7
                                                                          --------    --------    --------   ---------

Fair value of plan assets, beginning ..................................   $1,725.9     1,635.0       314.7       259.7
Actual return on plan assets ..........................................      (57.4)      194.8       (10.4)       42.6
Employer contributions ................................................      168.6        23.6         8.1         8.0
Benefits paid .........................................................      (85.9)      (81.9)      (14.5)      (12.4)
Acquisitions/divestitures, net ........................................         --       (46.9)       (1.9)       20.9
Foreign currency and other ............................................        1.3         1.3        (2.6)       (4.1)
                                                                          --------    --------    --------   ---------
Fair value of plan assets, ending .....................................   $1,752.5     1,725.9       293.4       314.7
                                                                          --------    --------    --------   ---------
Plan assets in excess of (less than) benefit obligation as of June 30 ..  $   27.6       159.7       (11.2)       14.0
Unamortized transition amount .........................................       (7.5)      (14.7)         --        (2.2)
Unrecognized net loss (gain) ..........................................      400.7        84.4         3.7       (29.3)
Unrecognized prior service costs ......................................       17.5        17.5          .4         3.7
Adjustment for fourth quarter contributions ...........................         .3         2.8          .9          .7
                                                                          --------    --------    --------   ---------
Net amount recognized in the balance sheet ............................   $  438.6       249.7        (6.2)      (13.1)
                                                                          --------    --------    --------   ---------

                                                                U.S. Plans                       Non-U.S. Plans
                                                       ----------------------------       ----------------------------
   Weighted average assumptions:                         2001      2000      1999           2001      2000      1999
                                                       --------  --------  --------       --------  --------  --------
   Discount rate ...................................      7.75%     8.00%     7.75%           6.4%      6.4%      6.1%
   Expected return on plan assets ..................     10.50%    10.50%    10.50%           8.5%      8.4%      8.5%
   Rate of compensation increase  ..................      4.25%     4.50%     4.25%           3.9%      3.9%      3.3%

At September 30, 2001 and 2000, the pension assets recognized in the balance sheet were $519.1 and $311.2, and the pension liabilities recognized in the balance sheet were $132.9 and $74.6, respectively; in addition, $46.2 was recognized in accumulated other nonstockholder changes in equity in 2001. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $329.4, $306.5 and $199.2, respectively, as of September 30, 2001, and $294.0, $270.3 and $174.8, respectively, as of September 30, 2000.

                                                                         28
(9) Income Taxes

Income before income taxes consists of the following:

                                                                               2001             2000            1999
                                                                             ---------        ---------      ---------
United States.........................................................       $ 1,143.1          1,614.9        1,567.7
Non-U.S...............................................................           445.5            563.4          453.2
                                                                             ---------        ---------      ---------
   Income before income taxes.........................................       $ 1,588.6          2,178.3        2,020.9
                                                                             ---------        ---------      ---------

The principal components of income tax expense follow:


                                                                              2001              2000             1999
                                                                           ---------           ------          -------
Federal:
   Current............................................................     $   426.9            496.9            417.3
   Deferred...........................................................         (33.8)            29.9             77.5
State and local.......................................................          34.2             49.7             49.8
Non-U.S...............................................................         129.5            179.4            162.7
                                                                           ---------           ------          -------
   Income tax expense.................................................     $   556.8            755.9            707.3
                                                                           ---------           ------          -------

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                                                2001             2000          1999
                                                                              --------         --------      --------
Federal corporate statutory rate......................................           35.0%            35.0%         35.0%
   State and local taxes, less federal tax benefit....................            1.4              1.4           1.6
   Foreign Sales Corporation benefit and other........................           (1.3)            (1.7)         (1.6)
                                                                              --------         --------      --------
Effective income tax rate.............................................           35.1%            34.7%         35.0%
                                                                              --------         --------      --------









The principal components of deferred tax assets (liabilities) follow:

                                                                                2001             2000
                                                                              --------         --------

Property, plant and equipment and intangibles..........................       $ (337.8)          (354.7)
Leveraged leases.......................................................         (157.4)          (169.7)
Pension................................................................         (146.9)          (105.7)
Accrued liabilities....................................................          241.5            226.4
Postretirement and postemployment benefits.............................          127.8            142.0
Employee compensation and benefits.....................................          127.5            112.4
Other..................................................................          177.9             89.3
                                                                              --------          -------
   Total deferred tax assets (liabilities).............................       $   32.6            (60.0)
                                                                              --------          -------

At September 30, 2001 and 2000, respectively, net current deferred tax assets were $394.5 and $284.3, and net noncurrent deferred tax liabilities were $361.9 and $344.3. Total income taxes paid were approximately $590, $700 and $580 in 2001, 2000 and 1999, respectively.

(10) Contingent Liabilities and Commitments

At September 30, 2001, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

                                                                         29
(11) Common Stock

The Company has various stock option plans that permit certain officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company's common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 2001, approximately 2.4 million options were available for grant under these plans. Changes in the number of shares subject to option during 2001, 2000 and 1999, follow (shares in thousands):


                                                2001                        2000                   1999
                                        -------------------        --------------------     ------------------
                                        Average                    Average                  Average
                                         Price       Shares         Price        Shares      Price     Shares
                                        -------      ------        -------       ------     -------    ------
Beginning of year..................     $ 47.15      10,147       $  45.48        8,504     $ 39.02     6,608
   Options granted.................       67.27         451          46.42        3,095       54.95     3,026
   Assumed options of acquired company       --          --             --           --       34.02        71
   Options exercised.................     44.05      (1,219)          30.54      (1,093)      29.29    (1,025)
   Options canceled...............        51.58        (291)          51.96        (359)      55.25      (176)
                                                     ------                      ------                ------
End of year.......................        48.42       9,088           47.15      10,147       45.48     8,504
                                                     ------                      ------                ------
Exercisable at year end...........                    4,625                       4,563                 3,952
                                                     ------                      ------                ------

Summarized information regarding stock options outstanding and exercisable at September 30, 2001, follows (shares in thousands):

                                                        Outstanding                            Exercisable
                                           --------------------------------------         --------------------
   Range of                                              Average          Average                      Average
Exercise Prices                            Shares    Contractual Life      Price          Shares        Price
---------------                            ------    ----------------     -------         ------       -------
   up to $41..........................        894           2.9 years    $  29.92            894      $  29.92
   $42 to 47..........................      4,010           6.9             43.51          1,790         44.69
   $48 to 74..........................      4,184           7.4             57.12          1,941         56.72
                                            -----                                          -----
     Total............................      9,088           6.7             48.42          4,625         47.03
                                            -----                                          -----

The Company's Incentive Shares Plans authorize the distribution of common stock to key management personnel. At September 30, 2001, 1,869,364 shares were outstanding with restriction periods of three to ten years, including 1,177,637 shares issued in 2001. In addition, 3,394,460 rights to receive common shares have been awarded, including 1,244,147 shares awarded in 2001, which are contingent upon accomplishing certain objectives by 2002. At September 30, 2001, approximately 3.6 million shares remained available for award under these plans.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock plans. The compensation expense charged against income for the Company's incentive shares plans was immaterial. Had compensation expense for the Company's stock plans been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net earnings and diluted earnings per common share, respectively, would have been $1,012 and $2.36 per share in 2001, $1,401 and $3.25 per share in 2000, and $1,293 and $2.95 per share in 1999. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 5.7 percent, 6.5 percent and 4.7 percent, dividend yield of 2.3 percent, 2.3 percent and 2.1 percent, expected volatility of 25 percent, 22 percent and 17 percent for 2001, 2000 and 1999, respectively, and expected life of five years for all years. The weighted average fair value of options granted was $12.03, $11.75 and $10.38 for 2001, 2000 and 1999, respectively.

At September 30, 2001, 18,536,064 shares of common stock were reserved, including 18,475,481 shares for issuance under the Company's stock plans and 60,583 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $13.49 per share. During 2001, 10,118,900 treasury shares were acquired, and 2,267,630 treasury shares were issued.

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

                                                                         30
(12) Business Segment Information

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Control segment includes measurement and analytical instrumentation, valves, control systems, and factory automation software. The Industrial Automation segment includes integral horsepower industrial motors, variable-speed and index drives, mechanical power transmission equipment, predictive maintenance systems, ultrasonic welding and cleaning, fluid control, destructive testing, and heating and lighting equipment. The Electronics and Telecommunications segment consists of uninterruptible power supplies, power conditioning equipment, environmental control systems, site monitoring systems, connectivity systems, and electrical switching equipment. The Heating, Ventilating and Air Conditioning (HVAC) segment consists of compressors, hermetic terminals, thermostats, and valves. The Appliance and Tools segment includes general and special purpose motors, controls, and heating elements, as well as hand, plumbing and bench power tools, and disposers.

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


Business Segments                                     Sales                        Earnings                  Total Assets
(See note 3)                              ----------------------------    ------------------------    ---------------------------
                                            2001       2000      1999      2001(a)   2000     1999     2001      2000       1999
                                          --------    ------    ------    -----     -----    -----    ------    ------     ------
Process Control .......................   $  3,348     3,100     2,942      360       281      316     3,453     3,446      3,537
Industrial Automation .................      3,006     3,237     3,464      400       466      466     2,696     2,823      3,082
Electronics and Telecommunications ....      3,590     3,289     2,072      359       447      234     3,303     3,643      1,462
HVAC ..................................      2,438     2,500     2,385      347       382      361     1,920     1,840      1,819
Appliance and Tools ...................      3,500     3,811     3,795      503       581      588     2,357     2,464      2,828
                                          --------    ------    ------    -----     -----    -----    ------    ------     ------
                                            15,882    15,937    14,658    1,969     2,157    1,965    13,729    14,216     12,728
Differences in accounting methods .....                                     191       190      161
Interest income, corporate and other ..                                    (267)      119       85     1,317       948        896
Sales eliminations/Interest expense ...       (402)     (392)     (388)    (304)     (288)    (190)
                                          --------    ------    ------    -----     -----    -----    ------    ------     ------
   Total ..............................   $ 15,480    15,545    14,270    1,589     2,178    2,021    15,046    15,164     13,624
                                          ========    ======    ======    =====     =====    =====    ======    ======     ======


(a) Reported 2001 segment earnings exclude the incremental repositioning charge of $377, which is included in corporate and other. The charges by segment were Process Control $69, Industrial Automation $22, Electronics and Telecommunications $83, HVAC $6, and Appliance and Tools $163. Including the charges, 2001 segment earnings were Process Control $291, Industrial Automation $378, Electronics and Telecommunications $276, HVAC $341, and Appliance and Tools $340.

                                                                                Depreciation and
                                                Intersegment Sales            Amortization Expense          Capital Expenditures
                                              ----------------------       -------------------------       -----------------------
                                              2001      2000    1999       2001      2000       1999       2001      2000     1999
                                              ----      ----    ----       ----      ----       ----       ----      ----     ----
Process Control .........................     $  4         6       5        181       175        168         76        99       79
Industrial Automation ...................       18        14      11        132       135        142         86        89      110
Electronics and Telecommunications ......       15        12      11        128        95         57        104       115       52
HVAC ....................................       31        31      30        110       104         97        144       184      177
Appliance and Tools .....................      334       329     331        148       160        165        135       196      166
Corporate and other .....................                                     9         9          9          9         9        8
                                              ----      ----    ----       ----      ----       ----       ----      ----     ----
   Total ................................     $402       392     388        708       678        638        554       692      592
                                              ====      ====    ====       ====      ====       ====       ====      ====     ====



Geographic                                                                                                  Property, Plant
                                                                         Sales by Destination                and Equipment
                                                                    -----------------------------     ----------------------------
                                                                      2001       2000       1999      2001       2000        1999
                                                                    -------     ------     ------     -----      -----       -----
United States ...................................................   $ 9,291      9,651      8,557     2,355      2,394       2,312
Europe ..........................................................     3,087      3,026      3,064       492        467         527
Asia ............................................................     1,412      1,256      1,211       255        229         205
Latin America ...................................................       670        545        458       138        117          88
Other regions ...................................................     1,020      1,067        980        48         36          22
                                                                    -------     ------     ------     -----      -----       -----
   Total .......................................................    $15,480     15,545     14,270     3,288      3,243       3,154
                                                                    =======     ======     ======     =====      =====       =====


                                                                              31
(13) Other Financial Data

Items reported in earnings during the years ended September 30, 2001, 2000 and 1999, include the following:

                                                                           2001         2000          1999
                                                                        ---------    ---------      ---------
Depreciation and other amortization .................................   $   544.4        523.5          508.1
Goodwill amortization ...............................................       164.1        155.0          129.4
Research, new product development and product improvement costs .....       593.9        593.9          510.3
Rent expense ........................................................       218.9        201.2          177.4
Interest revenue ....................................................        18.0         16.3           16.1

Other assets, other are summarized as follows:

                                                                           2001         2000
                                                                        ---------    ---------
   Retirement plans .................................................   $   519.1        311.2
   Equity and other investments .....................................       163.0        227.0
   Leveraged leases .................................................       162.9        179.4
   Other ............................................................       411.3        400.6
                                                                        ---------    ---------
     Total ..........................................................   $ 1,256.3      1,118.2
                                                                        =========    =========

Other liabilities are summarized as follows:

                                                                           2001         2000
                                                                        ---------    ---------
   Deferred income taxes ............................................   $   382.7        360.6
   Postretirement plans, excluding current portion ..................       307.4        311.3
   Minority interest ................................................       100.1        104.4
   Other ............................................................       507.5        518.7
                                                                        ---------    ---------
     Total ..........................................................   $ 1,297.7      1,295.0
                                                                        =========    =========

Accrued expenses include employee compensation of $334.9 and $344.3 at September 30, 2001 and 2000, respectively. The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $95 in 2002 and decline substantially thereafter.





















(14) Quarterly Financial Information (Unaudited)


Financial Results                                    Net Sales             Gross Profit              Net Earnings
                                              ----------------------   ---------------------   -----------------------
                                                 2001         2000        2001        2000        2001         2000
                                              ---------    ---------   ---------    --------   ---------    ----------
First Quarter .............................   $ 3,919.5     3,543.3      1,388.0     1,254.5       357.4         324.9
Second Quarter ............................     4,103.3     3,894.7      1,450.8     1,380.4       358.7         352.8
Third Quarter .............................     3,904.9     4,041.8      1,364.6     1,436.7       330.4         373.7
Fourth Quarter ............................     3,551.9     4,065.0      1,157.7     1,457.2       (14.7)        371.0
                                              ---------    --------    ---------    --------   ---------    ----------
   Fiscal Year ............................   $15,479.6    15,544.8      5,361.1     5,528.8     1,031.8       1,422.4
                                              =========    ========    =========    ========   =========    ==========

                                                Basic Earnings per       Diluted Earnings per        Dividends per
                                                  Common Share               Common Share             Common Share
                                              ---------------------     --------------------    ----------------------
                                                 2001        2000         2001        2000         2001         2000
                                                -----        ----         ----        ----        -----        -----
First Quarter .............................     $ .84         .75          .83         .75        .3825        .3575
Second Quarter ............................       .84         .83          .83         .82        .3825        .3575
Third Quarter .............................       .77         .88          .77         .87        .3825        .3575
Fourth Quarter ............................      (.03)        .87         (.03)        .86        .3825        .3575
                                                -----        ----         ----        ----        -----        -----
   Fiscal Year ............................     $2.43        3.33         2.40        3.30         1.53         1.43
                                                =====        ====         ====        ====        =====        =====

See Note 3 for information regarding non-recurring items and the Company's acquisition and divestiture activities.


Stock Prices                                       2001                2000
(per common share)                           ---------------      --------------
                                              High      Low       High      Low
                                             ------    -----      -----    -----
First Quarter ...........................    $78.81    62.25      64.38    53.06
Second Quarter ..........................     77.56    59.81      62.69    40.50
Third Quarter ...........................     71.60    60.00      65.25    51.13
Fourth Quarter ..........................     63.05    45.80      70.38    58.13
   Fiscal Year ..........................    $78.81    45.80      70.38    40.50


Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

                                                                         32



Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2001, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

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



Independent Auditors' Report

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
St. Louis, Missouri
November 5, 2001
                                                                         33

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

                                                                         38