Form 10-K, Exhibit 13
period 2002-09-30
EMERSON ELECTRIC CO
filed 2002-12-23
CIK 32604

                                                                     Exhibit 13

FINANCIAL REVIEW

RESULTS OF OPERATIONS

Net Sales

Sales for 2002 were $13.8 billion, a decrease of $1.7 billion, or 10.7 percent, from 2001. The sharp decline in the telecommunications industry and continued weakness in the European and U.S. industrial goods markets negatively affected reported results. Sales benefited from acquisitions and a weaker U.S. dollar, which were offset by the impact of divestitures. Underlying sales (which exclude acquisitions, divestitures and currency) decreased 11 percent from the prior year, with U.S. sales down $1 billion, or 12 percent, and an international sales decline of $667 million, or 11 percent, driven by weakness in all major geographic regions. Underlying sales of the Electronics and Telecommunications business declined 38 percent while the Industrial Automation business declined 11 percent. A modest underlying increase in the Process Control business was more than offset by modest sales declines in both the Heating, Ventilating, and Air Conditioning (HVAC) and the Appliance and Tools businesses, reflecting the challenging economic environment. New product sales, from products introduced in the past five years, were $4.5 billion, representing 33 percent of sales.

In 2001, sales were $15.5 billion, down $65 million, or 0.4 percent, from 2000. Strong sales growth in the Process Control business from PlantWeb and solutions activities was negated by weakness in the Industrial Automation, HVAC, and Appliance and Tools businesses. In addition, robust gains in the Electronics and Telecommunications business in the first half of 2001 reversed in the second half. Sales also were impacted by divestitures and a stronger U.S. dollar, with each reducing reported sales by more than 2 percent. Underlying sales realized slight growth excluding acquisitions, divestitures and the unfavorable impact from currency. U.S. sales decreased by approximately $360 million, or 4 percent, while international sales increased approximately $295 million, or 5 percent. New product sales were $5.4 billion, representing 35 percent of sales.

International Sales

International destination sales, including U.S. exports, decreased 7 percent, to $5.8 billion in 2002, representing 42 percent of the Company's total sales. U.S. exports were down 6 percent from a year ago, at $946 million. International subsidiary sales, including shipments to the United States, were $5.0 billion in 2002, down 6 percent from 2001. All major geographic regions showed significant declines for the year, except Asia, which includes the impact of the Avansys acquisition. Emerson continues to expand in Asia, particularly in China, to capitalize on the market opportunities and further improve the Company's cost position. Excluding acquisitions, divestitures and the favorable impact of currency translation of approximately $45 million, international subsidiary sales decreased 11 percent from the prior year.

In 2001, international sales increased 5 percent, to a record $6.2 billion, representing 40 percent of the Company's total sales. U.S. exports were in line with 2000 at $1.0 billion. Sales by non-U.S. subsidiaries were $5.3 billion in 2001, up 7 percent from the prior year. Underlying international subsidiary sales increased 8 percent over 2000, excluding acquisitions, divestitures and the unfavorable impact of currency translation of approximately $310 million. Very strong growth in Asia and Latin America and moderate growth in Europe were slightly offset by the impact of currency exchange.


Business Segment Sales - 2002 vs. 2001

The Process Control business achieved sales of $3.4 billion in 2002, in line with the strong prior-year performance, a result of strong gains in the systems and solutions businesses despite the persistently challenging economy and the impact of the Xomox and Daniel Valve divestitures. Offsetting the strong growth in systems and solutions was an overall reduction in general maintenance and repair activity affecting the measurement and control device business, due to the broad reduction in capital spending. Underlying sales excluding the impact of acquisitions, divestitures and a favorable impact from currency exchange improved modestly compared to the prior year. Very strong growth in Latin America and moderate growth in Europe were partially offset by declines in the United States and Canada. Nearly $290 million in major projects were won during the year, signaling the acceptance of PlantWeb, Delta V, and solutions and engineering services in the market. Recent project activity has been strong, with nearly a third of these wins occurring in the last three months.

Sales of the Industrial Automation business fell to $2.5 billion in 2002 from $3.0 billion last year, as a result of underlying sales declines and the 2002 divestiture of the Chromalox industrial heating solutions business as well as the Sweco divestiture and the contribution of Camco into a joint venture in 2001. Underlying sales declined 11 percent from the prior year, reflecting the reduction in capital expenditures and excess capacity across the industrial sector in the United States and Europe. Although this segment experienced the greatest impact of reduced industrial spending, the business has recently shown signs of stabilizing at lower operating levels.

In the Electronics and Telecommunications business, sales fell 31 percent during the year to $2.5 billion. Excluding acquisitions, divestitures and currency exchange, underlying sales declined 38 percent from 2001 with significant sales declines in all geographic regions. Restructuring actions were taken during this demand reduction to improve profitability and expand international presence for future market share gains. Emerson acquired Avansys, the power business of Huawei Technologies in China, which was renamed Emerson Network Power China. This key acquisition provides access to the China market and a base for low-cost manufacturing and engineering resources, which will help drive sales growth, reduce costs and expand product development.

Sales of the HVAC business were $2.4 billion, down 2 percent from 2001. Softness in the first quarter from customers reducing inventory levels was partially offset by an improvement in the fourth quarter due to an upturn in U.S. residential air conditioning orders from the late summer heat. A modest decline in underlying sales resulted from declines in all major geographic regions versus the prior year. Emerson is rapidly developing a strong position as a provider of services and solutions to the commercial refrigeration market, as evidenced by agreements to provide energy efficiency and site monitoring services to Tesco PLC, the largest food retailer in the United Kingdom, and A & P food stores. Copeland Scroll compressor sales continued to grow during the year, reflecting new product platforms that expand our served market. Recent U.S. legislation to raise residential energy efficiency ratings and to phase-out chlorine refrigerants will stimulate increased market penetration and accelerated growth rates.

The Appliance and Tools business sales decreased 2 percent to $3.4 billion in 2002. Underlying sales declined modestly, with strong sales growth in the housing-related consumer businesses offset by broad declines in the commercial and industrial tools and motor businesses. Residential storage achieved very strong sales growth during the year, reflecting expanded customer offerings, innovative Web-enabled design and support services, and favorable market conditions.

Business Segment Sales - 2001 vs. 2000

The Process Control business achieved an 8 percent sales increase to $3.4 billion in 2001, reflecting continued high customer demand for PlantWeb technology and strong growth in the solutions and services areas. These capabilities have dramatically increased the Company's end-market opportunity, and the uniqueness of Emerson's offerings has allowed the Company to firmly establish a leading position. The Company's product strength in control systems, valve and measurement devices also played a key role in the growth, as general maintenance and repair spending returned to more normalized levels after a challenging 2000. Very strong growth in the United States and Asia and moderate growth in Europe were dampened by the impact of currency exchange.

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

The Appliance and Tools business reported $3.5 billion in sales in 2001, an 8 percent decrease from 2000. This decline is primarily the result of the Vermont American divestiture in fiscal 2000, the weak U.S. capital goods environment and a challenging appliances market. Underlying tools sales were flat versus 2000. A moderate decline in underlying sales was due to softness in both domestic and international markets.

Acquisitions, Divestitures and Repositioning

In the first quarter of 2002, the Company acquired Avansys Power Co., Ltd., a provider of network power products to the telecommunications industry in China, for approximately $750 million in cash. The Company also divested the Chromalox industrial heating solutions business and the Daniel Valve business. Also in 2002, Emerson exchanged its ENI semiconductor equipment division for an equity interest in MKS Instruments, Inc. of 12 million common shares.

In 2001, the Company continued to reposition into faster-growth markets, acquiring several businesses, divesting two slower-growth businesses and contributing another business into a joint venture. To accelerate cost reductions and better position the Company for the global economic environment, in the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 million ($260 million after-tax, or $0.61 per share). Cost of sales, selling, general and administrative expenses and other deductions, net include charges of $89 million, $51 million and $237 million, respectively, in 2001. The charge was primarily non-cash and was mainly associated with the planned disposition of facilities, exiting the manufacturing of non-strategic product lines and the writedown of inventory. See notes 3 and 4 for additional information.

Total Costs and Expenses

Cost of sales was $9.0 billion in 2002, a decrease of 11 percent. In 2001, cost of sales was $10.1 billion, compared with $10.0 billion in 2000. Cost of sales as a percent of net sales was 65.1 percent in 2002, compared with 65.4 percent in 2001 and 64.4 percent in 2000. Despite continued market weakness, gross profit margins have remained at high levels, reflecting the benefits of the rationalization initiatives put into place and Emerson's continued focus on cost control through many e-business initiatives and material containment efforts.

Selling, general and administrative (SG&A) expenses were $2.9 billion, $3.1 billion and $3.0 billion in 2002, 2001 and 2000, respectively. As a percent of net sales, SG&A expenses were 21.1 percent, 19.9 percent and 19.2 percent in 2002, 2001 and 2000, respectively. The increase in SG&A as a percent of net sales in 2002 was primarily due to the lower sales volume. Engineering and development expense was $530 million in 2002, compared with $594 million in 2001 and 2000. Engineering and development as a percent of net sales was 3.8 percent in 2002, 2001 and 2000, reflecting Emerson's continuing investment in technology to improve the Company's competitive position.

Interest expense, net decreased to $233 million in 2002 from $286 million in the prior year, reflecting the impact of lower interest rates, which was partially offset by higher average borrowings due to acquisitions. In 2001, interest expense, net increased from $271 million in 2000, reflecting the impact of higher average borrowings resulting from acquisitions and share repurchases.

Other deductions, net, including amortization of intangibles, were $104 million in 2002, compared with $404 million and $92 million in 2001 and 2000, respectively (see note 4). In connection with the adoption of FAS 142 (see discussion below), the amortization of goodwill was discontinued beginning with fiscal 2002. Other deductions, net includes goodwill amortization of $164 million and $155 million in 2001 and 2000, respectively. Fiscal 2002 included gains of $85 million and $42 million from the divestitures of the Chromalox and Daniel Valve businesses, respectively, and a $93 million gain from the ENI transaction. The increase in 2001 over 2000 is primarily due to the 2001 repositioning charge discussed above. Fiscal 2001 included a gain of $60 million from the disposition of the Sweco specialty separation business and a gain of $55 million from the disposition of the Xomox valve business. Also in 2001, the Company and Crane Co. formed a joint venture combining Emerson's Commercial Cam Co. subsidiary and Crane Co.'s Ferguson Company division, which resulted in a gain of $24 million. Fiscal 2000 included a gain of $80 million from the disposition of the Company's interest in the Krautkramer non-destructive testing business and a gain of approximately $37 million due to the disposition of the Company's interest in Vermont American. Also included in other deductions, net were ongoing costs for the rationalization of operations of $207 million, $111 million and $78 million in 2002, 2001 and 2000, respectively. Higher levels of rationalization in 2002 related to cost structure improvements in response to the difficult economic environment.

Income Before Income Taxes and Cumulative Effect of Change in Accounting
Principle

Income before income taxes and cumulative effect of change in accounting principle decreased $24 million from 2001, or 1 percent, to $1.6 billion in 2002. These results were primarily due to the continued market weaknesses affecting all of the Company's segments, and rationalization and other charges. For comparative purposes, the following discussions of segment earnings exclude the 2001 incremental repositioning charges and goodwill amortization for 2001. Earnings in the Process Control business of $387 million were down 7 percent in 2002 compared to the prior year, primarily reflecting the impact of divestitures. Aggressive restructuring actions in response to the sharp market decline have allowed the Electronics and Telecommunications business to remain profitable, with $119 million of earnings in 2002, a 71 percent decrease from the prior year. The underlying sales declines resulting from the steep downturn in industrial goods spending and the impact of divestitures led to a 31 percent decrease in Industrial Automation earnings to $297 million in 2002. Earnings decreases of 8 percent and 12 percent, respectively, in the HVAC and Appliance and Tools businesses were mainly driven by lower sales volume and higher rationalization costs for the year. See note 14 for additional information by business segment and geographic area.

In 2001, income before income taxes decreased $589 million from 2000, or 27 percent, to $1.6 billion. These results were led by a sharp decline in second-half sales, reflecting an unprecedented decline in customer demand for network power products in the Electronics and Telecommunications business, and rationalization and other charges. For comparative purposes, the following discussions of segment earnings exclude the 2001 incremental repositioning charges and goodwill amortization for 2001 and 2000.

Earnings before interest and income taxes in the Process Control business were $414 million in 2001, a 24 percent increase from 2000, reflecting broad strength across virtually all areas of the business and rationalization of the cost structure completed over the past two years. The Industrial Automation business earnings were $428 million in 2001, a decrease of 14 percent from 2000, due to the steep downturn in industrial capital goods spending, divestitures and a stronger U.S. dollar. Earnings of the Electronics and Telecommunications business were $410 million in 2001, a decrease from 2000, reflecting the deleverage impact on profits resulting from the declining sales volume and higher costs for the rationalization of operations. Earnings of the HVAC business decreased $35 million, or 9 percent, to $361 million in 2001, due to lower U.S. demand for air conditioning and refrigeration products in all markets. The Appliance and Tools business earnings decreased to $520 million, or 14 percent, from 2000, primarily due to decreases in volume and the Vermont American divestiture.

Income Taxes

Income taxes were $505 million, $557 million and $756 million in 2002, 2001 and 2000, respectively. The effective tax rate was 32.3 percent, compared with 35.1 percent in 2001 and 34.7 percent in 2000. The decrease in the effective tax rate in 2002 was primarily the result of discontinuing goodwill amortization upon the adoption of FAS 142 due to the non-deductible nature of goodwill and lower taxation of foreign earnings, partially offset by higher taxes associated with divestitures.

Cumulative Effect of Change in Accounting Principle

Effective October 1, 2001, Emerson adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The transitional goodwill impairment recognized upon adoption of FAS 142 is a required change in accounting principle, and the cumulative effect of adopting this standard resulted in a non-cash, after-tax decrease to 2002 net earnings and diluted earnings per common share of $938 million and $2.23, respectively. Also as a result of the adoption of this standard, goodwill is no longer subject to amortization, resulting in an increase to reported fiscal 2002 earnings of $0.35 per share. See note 5 for additional information.

Net Earnings and Return on Equity

Net earnings were $122 million and diluted earnings per common share were $0.29 for 2002. Return on average stockholders' equity was 17.9 percent (excluding the accounting change), 16.5 percent and 22.6 percent in 2002, 2001 and 2000, respectively.

The following discussion excludes the impact of the cumulative effect of accounting change of $938 million ($2.23 per share) in 2002. Earnings were $1.1 billion in 2002, down 18 percent from $1.3 billion in 2001, and diluted earnings per share were $2.52, down 16 percent from $3.01 in 2001, excluding the incremental repositioning charge. Earnings as a percent of sales were 7.7 percent in 2002, compared to 8.3 percent in 2001 and 9.2 percent in 2000. Excluding the 2001 incremental repositioning charge and goodwill amortization in 2001 and 2000, earnings were $1.1 billion in 2002, compared to $1.4 billion and $1.6 billion in 2001 and 2000, respectively. Excluding these items, diluted earnings per share were $2.52, $3.36 and $3.63 in 2002, 2001 and 2000, respectively.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow

Emerson generated operating cash flow of $1.8 billion in 2002, a 6.5 percent increase over the prior year. Operating cash flow in 2001 decreased 7.2 percent compared with 2000. At September 30, 2002, operating working capital as a percentage of sales was 12.6 percent, compared with 13.1 percent and 15.0 percent in 2001 and 2000, respectively. Operating working capital improved primarily due to a reduction in inventory, reflecting the Company's ability to control inventory levels while operations slowed during the business downturn. Decreases in operating working capital as a percent of sales have been partially offset by pension contributions of $169 million, $174 million and $34 million in 2002, 2001 and 2000, respectively.

Free cash flow (operating cash flow less capital expenditures) increased to a record $1.4 billion in 2002, led by a 31 percent decrease in capital spending. Capital expenditures were $384 million, $554 million and $692 million in 2002, 2001 and 2000, respectively. In 2003, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson's acquisitions was $754 million, $200 million and $1,972 million in 2002, 2001 and 2000, respectively.

                                                                              19
Dividends were $652 million ($1.55 per share, up 1.3 percent) in 2002, compared with $654 million ($1.53 per share) in 2001, and $613 million ($1.43 per share) in 2000. In November 2002, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.57 per share. In fiscal 2002, the Company repurchased approximately 360,000 shares under the fiscal 1997 Board of Directors' authorization; 228,000 shares remain available for repurchase. Net purchases of treasury stock totaled $20 million, $534 million and $376 million in 2002, 2001 and 2000, respectively. In fiscal 2002, the Board of Directors authorized a share repurchase program for the repurchase of up to 40 million shares of the Company's outstanding common stock. No shares have been repurchased under this authorization.

Leverage/Capitalization

Total debt decreased to $4.6 billion at the end of 2002. Total debt in 2001 increased to $4.7 billion from $4.6 billion in 2000, reflecting the impact of acquisitions. The total debt-to-capital ratio was 44.2 percent at year-end 2002, compared with 43.5 percent in 2001 and 41.8 percent in 2000. At September 30, 2002, net debt (total debt less cash and equivalents and short-term investments) was 42.0 percent of net capital, compared with 41.5 percent of net capital in 2001 and 40.2 percent of net capital in 2000. The cumulative effect of change in accounting principle in 2002 increased these ratios by almost 4 percentage points. The operating cash flow-to-debt ratio was 39.9 percent, 36.3 percent and
40.0 percent in 2002, 2001 and 2000, respectively. The Company's interest coverage ratio (income before income taxes and cumulative effect of change in accounting principle and interest expense, divided by interest expense) was 7.3 times in 2002, compared with 6.2 times in 2001 and 8.6 times in 2000. The increase in the interest coverage ratio from 2001 to 2002 primarily reflects lower interest rates, partially offset by higher average borrowings. See notes 3, 7 and 8 for additional information.

At year-end 2002, the Company and its subsidiaries maintained lines of credit amounting to $3.1 billion to support short-term borrowings, and had uncommitted bank credit facilities to support non-U.S. operations for which approximately $300 million was unused at September 30, 2002. Lines of credit totaling $1.5 billion are effective until 2005, with the remainder effective until March 2003. These bank credit facilities and lines of credit facilitate funding at prevailing interest rates. In addition, as of September 30, 2002, the Company could issue up to $1.25 billion of additional debt securities under its shelf registration with the Securities and Exchange Commission. Subsequent to year-end, the Company issued $250 million of 4.625%, 10-year notes from the shelf, which were used to reduce commercial paper borrowings.

Financial Instruments

The Company is exposed to market risk related to changes in interest rates, copper and other commodity prices and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates, ten-percent decrease in commodity prices or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results and lower commodity prices would benefit future earnings through lower cost of sales. See notes 1, 6, 7 and 8.

CRITICAL ACCOUNTING POLICIES

Preparation of the Company's financial statements requires management to make judgments, assumptions, and estimates regarding uncertainties that affect the reported amounts of assets, liabilities, stockholders' equity, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

Revenue Recognition

The Company recognizes substantially all of its revenues through the sale of manufactured products and records the sale as products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with SOP No. 97-2, "Software Revenue Recognition." Management believes that all relevant criteria and conditions are considered when recognizing sales.

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year.

The effect of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. In 2002 and 2001, higher than average inventory obsolescence was incurred in connection with slowing business conditions. See notes 1 and 4.

Long-lived Assets

Long-lived assets, which primarily include goodwill and property, plant and equipment, are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value could materially affect the evaluations. In 2002, the Company adopted FAS 142 and recorded a transitional impairment charge as a cumulative effect of change in accounting principle. See notes 1 and 5.



Retirement Plans

Retirement plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's retirement plan obligations and future expense. In 2002, the Company adjusted the expected long-term rate of return on plan assets to 9.0 percent, down from 10.5 percent, which increased retirement plan expense approximately $30 million. Pension expense in 2003 is expected to increase by approximately $20 million primarily due to amortization of differences between actual and expected returns on plan assets. If the equity markets continue recent trends, the Company could be required to record a material charge to accumulated other nonstockholder changes in equity. See note 9.

Income Taxes

Income tax expense and deferred tax assets and liabilities reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits. See note 12.

Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. This statement, which must be adopted in 2003, is not expected to have a material impact on the financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities, and must be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is in the process of reviewing the provisions of this statement to evaluate its impact on the financial statements.

Beginning in fiscal 2003, the Company plans to adopt the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," for grants awarded after September 30, 2002. This standard requires stock awards be expensed (over the vesting period) based on the fair value of the award on the date of grant. Had compensation expense for stock options been determined in accordance with FAS 123, earnings per share would have been reduced approximately $0.04 in 2002. See note 13 for further discussion of FAS 123 and its impact.

Independent Auditors' Report


The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" in the year ending September 30, 2002.


/s/ KPMG LLP

St. Louis, Missouri
November 4, 2002

Consolidated Statements of Earnings

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                                        2000     2001     2002
                                                                      -------   ------   ------
Net sales                                                             $15,545   15,480   13,824
                                                                      -------   ------   ------

Costs and expenses:

   Cost of sales                                                       10,016   10,119    9,000
   Selling, general and administrative expenses                         2,988    3,082    2,922
   Interest expense, net                                                  271      286      233
   Other deductions, net                                                   92      404      104
                                                                      -------   ------   ------
      Total costs and expenses                                         13,367   13,891   12,259
                                                                      -------   ------   ------

Income before income taxes and cumulative effect
   of change in accounting principle                                    2,178    1,589    1,565
Income taxes                                                              756      557      505
                                                                      -------   ------   ------

Earnings before cumulative effect of change in accounting principle     1,422    1,032    1,060
Cumulative effect of change in accounting principle, net of tax            --       --     (938)
                                                                      -------   ------   ------
Net earnings                                                          $ 1,422    1,032      122
                                                                      =======   ======   ======

Basic earnings per common share:

   Before cumulative effect of change in accounting principle         $  3.33     2.43     2.53
   Cumulative effect of change in accounting principle                     --       --    (2.24)
                                                                      -------   ------   ------
   Basic earnings per common share                                    $  3.33     2.43     0.29
                                                                      =======   ======   ======

Diluted earnings per common share:

   Before cumulative effect of change in accounting principle         $  3.30     2.40     2.52
   Cumulative effect of change in accounting principle                     --       --    (2.23)
                                                                      -------   ------   ------
   Diluted earnings per common share                                  $  3.30     2.40     0.29
                                                                      =======   ======   ======



See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Emerson Electric Co. and Subsidiaries

September 30
(Dollars in millions except per share amounts)

Assets

                                                            2001      2002
                                                           -------   ------

Current assets

   Cash and equivalents                                    $   356      381
   Receivables, less allowances of $79 in 2001
      and $90 in 2002                                        2,551    2,513
   Inventories:
      Finished products                                        723      662
      Raw materials and work in process                      1,174      962
                                                           -------   ------
         Total inventories                                   1,897    1,624
   Other current assets                                        516      443
                                                           -------   ------
      Total current assets                                   5,320    4,961
                                                           -------   ------

Property, plant and equipment

   Land                                                        172      172
   Buildings                                                 1,303    1,318
   Machinery and equipment                                   4,821    4,878
   Construction in progress                                    368      281
                                                           -------   ------
                                                             6,664    6,649
   Less accumulated depreciation                             3,376    3,533
                                                           -------   ------
      Property, plant and equipment, net                     3,288    3,116
                                                           -------   ------

Other assets

   Goodwill                                                  5,182    4,910
   Other                                                     1,256    1,558
                                                           -------   ------
      Total other assets                                     6,438    6,468
                                                           -------   ------
                                                           $15,046   14,545
                                                           =======   ======





See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity

                                                             2001     2002
                                                           -------   ------
Current liabilities
   Short-term borrowings and current
      maturities of long-term debt                         $ 2,447    1,560
   Accounts payable                                          1,127    1,268
   Accrued expenses                                          1,620    1,448
   Income taxes                                                185      124
                                                           -------   ------
      Total current liabilities                              5,379    4,400
                                                           -------   ------

Long-term debt                                               2,256    2,990
                                                           -------   ------

Other liabilities                                            1,297    1,414
                                                           -------   ------

Stockholders' equity
   Preferred stock of $2.50 par value per share.
      Authorized 5,400,000 shares; issued - none                --       --
   Common stock of $.50 par value per share. Authorized
      1,200,000,000 shares; issued 476,677,006 shares in
      2001 and 2002                                            238      238
   Additional paid-in capital                                   31       52
   Retained earnings                                         8,991    8,461
   Accumulated other nonstockholder changes in equity         (741)    (647)
                                                           -------   ------
                                                             8,519    8,104
   Less cost of common stock in treasury, 57,051,435
      shares in 2001 and 55,967,097 shares in 2002           2,405    2,363
                                                           -------   ------
      Total stockholders' equity                             6,114    5,741
                                                           -------   ------
                                                           $15,046   14,545
                                                           =======   ======













Consolidated Statements of Stockholders' Equity

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                       2000     2001     2002
                                                     -------   ------   ------
Common stock                                         $   238      238      238
                                                     -------   ------   ------

Additional paid-in capital
   Beginning balance                                      24       53       31
   Stock plans and other                                  29      (22)      21
                                                     -------   ------   ------
   Ending balance                                         53       31       52
                                                     -------   ------   ------

Retained earnings
   Beginning balance                                   7,804    8,613    8,991
   Net earnings                                        1,422    1,032      122
   Cash dividends (per share: 2000, $1.43;
      2001, $1.53; 2002, $1.55)                         (613)    (654)    (652)
                                                     -------   ------   ------
   Ending balance                                      8,613    8,991    8,461
                                                     -------   ------   ------

Accumulated other nonstockholder changes in equity
   Beginning balance                                    (271)    (578)    (741)
   Translation adjustments                              (307)    (101)     132
   Cash flow hedges and other, net of tax benefit
      (2001, $38; 2002, $23)                              --      (62)     (38)
                                                     -------   ------   ------
   Ending balance                                       (578)    (741)    (647)
                                                     -------   ------   ------

Treasury stock
   Beginning balance                                  (1,614)  (1,923)  (2,405)
   Acquired                                             (354)    (562)     (17)
   Issued under stock plans and other                     45       80       59
                                                     -------   ------   ------
   Ending balance                                     (1,923)  (2,405)  (2,363)
                                                     -------   ------   ------

Total stockholders' equity                           $ 6,403    6,114    5,741
                                                     =======   ======   ======

Nonstockholder changes in equity
(Net earnings, Translation adjustments and Other)    $ 1,115      869      216
                                                     =======   ======   ======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions)

                                                                     2000     2001     2002
                                                                   -------   ------   -----
Operating activities

   Net earnings                                                    $ 1,422    1,032     122
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Cumulative effect of change in accounting principle            --       --     938
         Depreciation and amortization                                 678      708     541
         Changes in operating working capital                         (105)     121     432
         Gains on divestitures, pension funding and other             (155)    (153)   (215)
                                                                   -------   ------   -----
            Net cash provided by operating activities                1,840    1,708   1,818
                                                                   -------   ------   -----
Investing activities

   Capital expenditures                                               (692)    (554)   (384)
   Purchases of businesses, net of cash and equivalents acquired    (1,972)    (200)   (754)
   Divestitures of businesses and other, net                           169      206     257
                                                                   -------   ------   -----
            Net cash used in investing activities                   (2,495)    (548)   (881)
                                                                   -------   ------   -----
Financing activities

   Net increase (decrease) in short-term borrowings                    515       97    (975)
   Proceeds from long-term debt                                      1,198       36     751
   Principal payments on long-term debt                                (19)     (25)    (38)
   Net purchases of treasury stock                                    (376)    (534)    (20)
   Dividends paid                                                     (613)    (654)   (652)
                                                                   -------   ------   -----
            Net cash provided by (used in) financing activities        705   (1,080)   (934)
                                                                   -------   ------   -----
Effect of exchange rate changes on cash and equivalents                (35)      (5)     22
                                                                   -------   ------   -----
Increase in cash and equivalents                                        15       75      25

Beginning cash and equivalents                                         266      281     356
                                                                   -------   ------   -----
Ending cash and equivalents                                        $   281      356     381
                                                                   =======   ======   =====










Changes in operating working capital

   Receivables                                                     $  (236)     135     155
   Inventories                                                        (167)      99     265
   Other current assets                                                (13)      (6)     12
   Accounts payable                                                    195      (77)    101
   Accrued expenses                                                     66       44     (72)
   Income taxes                                                         50      (74)    (29)
                                                                   -------   ------   -----
                                                                   $  (105)     121     432
                                                                   =======   ======   =====

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

Foreign Currency Translation

The functional currency of nearly all of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected in accumulated other nonstockholder changes in equity.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effect of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

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

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations." FAS 141 requires the purchase method of accounting, eliminates the pooling-of-interests method, and eliminates the amortization of goodwill for business combinations after June 30, 2001. Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and therefore ceased amortizing goodwill as of that date. Prior to the adoption of FAS 142, goodwill was amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. Accumulated amortization was $922 as of September 30, 2001. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

All of the Company's intangible assets (other than goodwill) are subject to amortization. Capitalized software is being amortized on a straight-line basis with a remaining weighted-average life of three years. Intellectual property consists primarily of patents which are being amortized on a straight-line basis with a remaining weighted-average life of four years.

Revenue Recognition

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale as products are shipped and title passes to the customer and collection is reasonably assured.

Financial Instruments

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The adoption of FAS 133 did not have a material effect on the Company's financial statements. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred as a separate component of stockholders' equity until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges on non-U.S. net asset exposures are included in accumulated other nonstockholder changes in equity.

                                                                              28
Income Taxes

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $1,531 at September 30, 2002), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Nonstockholder Changes in Equity

Nonstockholder changes in equity are primarily comprised of net earnings and foreign currency translation adjustments. Accumulated translation adjustments were $679 and $547, pension adjustments were $29 and $59, and cash flow hedges were $33 and $41 at September 30, 2001 and 2002, respectively.

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

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow (shares in millions):

                                                            2000    2001    2002
                                                           -----   -----   -----
Basic ..................................................   427.4   425.4   418.9
Dilutive shares ........................................     4.0     4.1     2.0
                                                           -----   -----   -----
Diluted ................................................   431.4   429.5   420.9
                                                           =====   =====   =====

(3) Acquisitions and Divestitures

Cash paid in connection with the Company's purchase acquisitions follows:

                                                            2000    2001   2002
                                                           ------   ----   ----
Fair value of assets acquired ..........................   $2,142    243    821
Less liabilities assumed ...............................      170     43     67
                                                           ------   ----   ----
   Cash paid (net of cash and equivalents acquired) ....   $1,972    200    754
                                                           ======   ====   ====

During the first quarter of 2002, Emerson acquired Avansys Power Co., Ltd. (renamed Emerson Network Power China), a provider of network power products to the telecommunications industry in China, for $750 in cash (approximately $710 net of cash acquired), resulting in $624 of goodwill. Avansys and several other smaller businesses acquired during the year had annualized sales of approximately $270.

In the first quarter of 2002, Emerson received $165 from the divestiture of the Chromalox industrial heating solutions business, resulting in a pretax gain of $85. In the second quarter, Emerson exchanged its ENI semiconductor equipment business for an equity interest in MKS Instruments, Inc. of 12 million common shares, resulting in a pretax gain of approximately $93. During the third quarter, Emerson received $73 from the divestiture of the Daniel Valve business, resulting in a pretax gain of $42. Chromalox, ENI and Daniel Valve represent total annual 2001 sales of approximately $300.

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

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

                                                           2000   2001   2002
                                                          -----   ----   ----
Gains from divestitures of businesses .................   $(191)  (187)  (231)
Amortization of intangibles ...........................     178    191     28
Rationalization of operations .........................      78    111    207
Repositioning .........................................      --    237     --
Other .................................................      27     52    100
                                                          -----   ----   ----
   Total ..............................................   $  92    404    104
                                                          =====   ====   ====

Rationalization of operations includes ongoing costs for start-up, shutdown and moving of facilities, asset writedowns, severance and other costs in connection with improving the cost structure of operations. Rationalization of operations by segment is summarized as follows:





                                                          2000   2001   2002
                                                          ----   ----   ----
Process Control .......................................   $ 39     25     27
Industrial Automation .................................     12     20     33
Electronics & Telecommunications ......................     13     39     71
HVAC ..................................................     16     20     26
Appliance and Tools ...................................     23     21     49
Corporate .............................................    (25)   (14)     1
                                                          ----   ----   ----
   Total ..............................................   $ 78    111    207
                                                          ====   ====   ====

In addition, operations for 2002 were impacted by higher than average inventory obsolescence, unabsorbed overhead on inventory reductions and bad debts of $70. Rationalization of operations and these costs totaled $277 ($187 after-tax), while gains from divestitures of businesses were $231 ($135 after-tax) in 2002.

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

Costs associated with the consolidation and rationalization of operations to improve the cost structure are primarily related to the Electronics and Telecommunications, Appliance and Tools and Process Control businesses, and include the writedown of fixed assets to liquidation value of $62, impairment of intangibles of $30, severance related costs of $22, and lease termination and other costs of $22. The costs to exit the manufacturing of certain product lines are principally in the Appliance and Tools business and include the writedown of fixed assets, investment and inventory related items of $46, impairment of intangibles of $23, and other obligations of $55. In total, the charge relates to the exit from over twenty production and office facilities in the United States, Europe and Asia. The repositioning charge includes the elimination of approximately 2,900 positions, along with other period costs for shutdown and moving. Exit costs for severance and lease terminations utilized during 2002 were $19 and $14, respectively. The remaining balance of lease termination costs for vacated facilities of $18 will be utilized over the remaining terms of the applicable lease or when the leases are terminated. See Note 14 for the impact of the charges by business segment.

(5) Goodwill and Intangible Assets

Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001, and completion of a transitional goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of reporting units were estimated using discounted cash flows and market multiples.

Emerson completed the transitional impairment test and recorded a non-cash, after-tax charge of $938 (net of $17 tax benefit), as a cumulative effect of a change in accounting principle. The primary factors resulting in the impairment charge were the change in the goodwill impairment criteria from an undiscounted to a discounted cash flow method and the sharp decline in the telecommunication and computing equipment markets. The after-tax charge by segment was Electronics and Telecommunications $831, Industrial Automation $59, and Process Control $48. As of the adoption date, the Company estimated that if the reporting units with an impairment charge were actually sold, earnings could have been further decreased up to $200 due to realization of currency translation. In addition, earnings could have been increased for the potential realization of unrecognized tax benefits upon sale in excess of $250.

For comparison purposes, supplemental net earnings and earnings per share for the years ended September 30, 2000 and 2001, excluding goodwill amortization of $155 ($141 net of tax) and $164 ($149 net of tax), respectively, are provided as follows:

                                                                   2000     2001
                                                                  ------   -----
Net earnings, excluding goodwill amortization .................   $1,563   1,181
Earnings per share, excluding goodwill amortization:
   Basic ......................................................   $ 3.66    2.78
   Diluted ....................................................   $ 3.63    2.75

(6) Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities generally mature within one year.

Notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, as of September 30, 2001 and 2002, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

                                                  2001               2002
                                            ----------------   ----------------
                                            Notional   Fair    Notional   Fair
                                             Amount    Value    Amount    Value
                                            --------   -----   --------   -----
Foreign currency:
   Forwards .............................    $1,099       4      1,001     (14)
   Options ..............................    $   54       2         57       1
Interest rate swaps .....................    $  865     (61)       324       5
Commodity contracts .....................    $  218     (28)       156     (11)

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $296 at September 30, 2002. The carrying value of an equity investment in a publicly-traded company exceeded the related fair value by approximately $59 at September 30, 2002. The estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 2001 and 2002.

(7) Short-term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

                                                                  2001     2002
                                                                 ------   -----
Commercial paper .............................................   $2,112   1,262
Payable to banks .............................................       91      56
Other ........................................................      244     242
                                                                 ------   -----
   Total .....................................................   $2,447   1,560
                                                                 ======   =====

Weighted average interest rate at year end                         3.9%    2.5%
                                                                 ======   =====

In 2001, the Company entered into an interest rate swap agreement, which fixed the rate on $250 of commercial paper at 6.0 percent through December 2010. The Company terminated the swap in 2002. In 2000, the Company issued $300 of floating rate, one-year notes with an effective interest rate of 6.7 percent at September 30, 2000. Additionally, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. In November 1996, the Company entered into a five-year interest rate swap which fixed the rate on $250 of commercial paper at 6.1 percent. The Company had 151 million and 149 million of British pound notes with interest rates of 5.2 percent and 4.4 percent, swapped to $256 and $217 at U.S. commercial paper rates at September 30, 2001 and 2002, respectively.

The Company and its subsidiaries maintained lines of credit amounting to $3,100 with various banks at September 30, 2002, to support short-term borrowings and to assure availability of funds at prevailing interest rates. Lines of credit totaling $1,500 are effective until 2005 with the remainder until March 2003. There were no borrowings against U.S. lines of credit in the last three years. The Company's subsidiaries maintained uncommitted bank credit facilities in various currencies for which approximately $300 was unused at September 30, 2002. In some instances, borrowings against these credit facilities have been guaranteed by the Company to facilitate funding at favorable interest rates. In addition, as of September 30, 2002, the Company could issue up to $1,250 of additional debt securities under its shelf registration with the Securities and Exchange Commission.






(8) Long-term Debt

Long-term debt is summarized as follows:

                                                                   2001     2002
                                                                  ------   -----
7 7/8% notes due 2005 .........................................   $  600     600
6.3% notes due 2006 ...........................................      250     250
5 1/2% notes due 2008 .........................................      250     250
5% notes due 2009 .............................................      175     175
5.85% notes due 2009 ..........................................      250     250
7 1/8% notes due 2010 .........................................      500     500
5.75% notes due 2012 ..........................................       --     250
5 5/8% notes due 2014 .........................................       --     250
6% notes due 2032 .............................................       --     250
Other .........................................................      252     224
                                                                  ------   -----
                                                                   2,277   2,999
Less current maturities .......................................       21       9
                                                                  ------   -----
   Total ......................................................   $2,256   2,990
                                                                  ======   =====

In 2000, the Company issued $600 of 7 7/8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent.

Long-term debt maturing during each of the four years after 2003 is $4, $613, $252 and $1, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $273, $274 and $283 in 2000, 2001 and 2002, respectively.

(9) Retirement Plans

Retirement plan expense includes the following components:

                                                               U.S. Plans         Non-U.S. Plans
                                                          -------------------   ------------------
                                                           2000   2001   2002   2000   2001   2002
                                                          -----   ----   ----   ----   ----   ----
Defined benefit plans:
   Service cost (benefits earned during the period) ...   $  42     41     41    12     11      9
   Interest cost ......................................     119    126    134    19     18     16
   Expected return on plan assets .....................    (179)  (186)  (178)  (25)   (24)   (21)
   Net amortization ...................................      (2)    (1)     9    --     (1)    --
                                                          -----   ----   ----   ---    ---    ---
      Net periodic pension (income) expense ...........     (20)   (20)     6     6      4      4
Defined contribution and multiemployer plans ..........      61     64     58    11     15     18
                                                          -----   ----   ----   ---    ---    ---
   Total retirement plan expense ......................   $  41     44     64    17     19     22
                                                          =====   ====   ====   ===    ===    ===

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets follow:

                                                                              U.S. Plans     Non-U.S. Plans
                                                                            --------------   --------------
                                                                             2001     2002     2001   2002
                                                                            ------   -----     ----   ----
Benefit obligation, beginning ...........................................   $1,566   1,725     301    304
Service cost ............................................................       41      41      11      9
Interest cost ...........................................................      126     134      18     16
Actuarial losses ........................................................       72      63       1      8
Benefits paid ...........................................................      (86)    (93)    (15)   (15)
Acquisitions/divestitures, net ..........................................       (1)     (2)    (10)    (1)
Foreign currency and other ..............................................        7       3      (2)    21
                                                                            ------   -----     ---    ---
Benefit obligation, ending ..............................................   $1,725   1,871     304    342
                                                                            ======   =====     ===    ===

Fair value of plan assets, beginning ....................................   $1,726   1,753     315    293
Actual return on plan assets ............................................      (57)   (119)    (10)   (24)
Employer contributions ..................................................      169     161       8      9
Benefits paid ...........................................................      (86)    (93)    (15)   (15)
Acquisitions/divestitures, net ..........................................       --      --      (2)    --
Foreign currency and other ..............................................        1       1      (3)    16
                                                                            ------   -----     ---    ---
Fair value of plan assets, ending .......................................   $1,753   1,703     293    279
                                                                            ======   =====     ===    ===

Plan assets in excess of (less than) benefit obligation as of June 30 ...   $   28    (168)    (11)   (63)
Unamortized transition amount ...........................................       (8)     (1)     --     --
Unrecognized net loss ...................................................      401     748       4     66
Unrecognized prior service costs ........................................       17      14      --     (6)
Adjustment for fourth quarter contributions .............................       --      --       1     --
                                                                            ------   -----     ---    ---
Net amount recognized in the balance sheet ..............................   $  438     593      (6)    (3)
                                                                            ======   =====     ===    ===

                                            U.S. Plans          Non-U.S. Plans
                                       --------------------   ------------------
                                        2000    2001   2002   2000   2001   2002
                                       -----   -----  -----   ----   ----   ----
Weighted average assumptions:
   Discount rate ...................   8.00%   7.75%  7.25%   6.4%   6.4%   5.8%
   Expected return on plan assets ..  10.50%  10.50%  9.00%   8.4%   8.5%   8.3%
   Rate of compensation increase ...   4.50%   4.25%  3.75%   3.9%   3.9%   3.4%

At September 30, 2001 and 2002, the pension assets recognized in the balance sheet were $519 and $636, and the pension liabilities recognized in the balance sheet were $133 and $141, respectively; in addition, $46 and $95 were included in accumulated other nonstockholder changes in equity at September 30, 2001 and 2002, respectively. As of the plans' June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $329, $307 and $199, respectively, for 2001, and $328, $312 and $210, respectively, for 2002. As of October 2002, the Company estimates that the accumulated benefit obligation for the primary defined benefit pension plans exceeded the fair value of plan assets by $180. If the equity markets continue the trend experienced subsequent to the measurement date, the Company estimates that a charge to accumulated other nonstockholder changes in equity of approximately $700 ($450 after-tax) could be required.

(10) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 2000, 2001 and 2002, follows:

                                         2000   2001   2002
                                         ----   ----   ----
Service cost .........................   $ 5      5      6
Interest cost ........................    22     24     26
Net amortization .....................    (3)    (2)    --
                                         ---     --     --
   Net postretirement plan expense ...   $24     27     32
                                         ===     ==     ==

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

                                                                          2001   2002
                                                                          ----   ----
Benefit obligation, beginning .........................................   $305   324
Service cost ..........................................................      5     6
Interest cost .........................................................     24    26
Actuarial losses ......................................................     21    54
Benefits paid .........................................................    (28)  (35)
Acquisitions/divestitures and other ...................................     (3)    2
                                                                          ----   ---
Benefit obligation, ending ............................................    324   377
Unrecognized net loss .................................................     (1)  (53)
Unrecognized prior service benefit ....................................      4     2
                                                                          ----   ---
   Postretirement benefit liability recognized in the balance sheet ...   $327   326
                                                                          ====   ===

The assumed discount rates used in measuring the obligations as of September 30, 2000, 2001 and 2002, were 7.75 percent, 7.50 percent and 7.00 percent, respectively. The assumed health care cost trend rate for 2003 was 9.0 percent, declining to 5.0 percent in the year 2011. The assumed health care cost trend rate for 2002 was 7.0 percent, declining to 4.5 percent in the year 2007. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2002, and the 2002 postretirement plan expense by less than five percent.






(11) Contingent Liabilities and Commitments

At September 30, 2002, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(12) Income Taxes

Income before income taxes consists of the following:

                                     2000     2001    2002
                                    ------   -----   -----
United States ...................   $1,615   1,143   1,110
Non-U.S. ........................      563     446     455
                                    ------   -----   -----
   Income before income taxes ...   $2,178   1,589   1,565
                                    ======   =====   =====

The principal components of income tax expense follow:

                               2000   2001   2002
                               ----   ----   ----
Current:
   Federal .................   $497    429    198
   State and local .........     47     33      7
   Non-U.S .................    199    172    108
Deferred:
   Federal .................     30    (36)   175
   State and local .........      3      1     26
   Non-U.S .................    (20)   (42)    (9)
                               ----   ----   ----
      Income tax expense ...   $756    557    505
                               ====   ====   ====

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                         2000   2001   2002
                                                         ----   ----   ----
Federal corporate statutory rate .....................   35.0%  35.0%  35.0%
   State and local taxes, less federal tax benefit ...    1.4    1.4    1.4
   Export benefit ....................................   (1.0)  (1.4)  (1.7)
   Foreign rate differential .........................    (.7)  (1.3)  (3.0)
   Goodwill ..........................................    1.6    2.3     --
   Other .............................................   (1.6)   (.9)    .6
                                                         ----   ----   ----
Effective income tax rate ............................   34.7%  35.1%  32.3%
                                                         ====   ====   ====









The principal items that gave rise to deferred tax assets (liabilities) follow:

                                                  2001   2002
                                                 -----   ----
Property, plant and equipment ................   $(229)  (270)
Leveraged leases .............................    (157)  (144)
Pension ......................................    (147)  (193)
Intangibles ..................................    (109)  (128)
Accrued liabilities ..........................     241    249
Postretirement and postemployment benefits ...     128    131
Employee compensation and benefits ...........     128     82
NOL and tax credit carryforwards .............      95    133
Valuation allowance ..........................     (30)   (80)
Other ........................................     113     99
                                                 -----   ----
   Total deferred tax assets (liabilities) ...   $  33   (121)
                                                 =====   ====

At September 30, 2001 and 2002, respectively, net current deferred tax assets were $395 and $325, and net noncurrent deferred tax liabilities were $362 and $446. Total income taxes paid were approximately $700, $590 and $320 in 2000, 2001 and 2002, respectively.

(13) Common Stock

The Company has various stock option plans that permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company's common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 2002, approximately 10.5 million options were available for grant under these plans. Changes in the number of shares subject to option during 2000, 2001 and 2002, follow (shares in thousands):

                                    2000               2001               2002
                              ----------------   ----------------   ----------------
                              Average            Average            Average
                               Price    Shares    Price    Shares    Price    Shares
                              -------   ------   -------   ------   -------   ------
Beginning of year .........    $45.48    8,504    $47.15   10,147    $48.42    9,088
   Options granted ........     46.42    3,095     67.27      451     52.85    2,112
   Options exercised ......     30.54   (1,093)    44.05   (1,219)    40.86     (591)
   Options canceled .......     51.96     (359)    51.58     (291)    52.85     (196)
                                        ------             ------             ------
End of year ...............     47.15   10,147     48.42    9,088     49.66   10,413
                                        ======             ======             ======
Exercisable at year end ...              4,563              4,625              6,016
                                        ======             ======             ======







Summarized information regarding stock options outstanding and exercisable at September 30, 2002, follows (shares in thousands):

                                          Outstanding                 Exercisable
                              -----------------------------------   ----------------
                                            Average       Average            Average
Range of Exercise Prices      Shares   Contractual Life    Price    Shares    Price
------------------------      ------   ----------------   -------   ------   -------
up to $44 .................    4,352       5.3 years       $41.36    2,981    $40.80
$45 to 54 .................    3,885       8.0              52.62    1,250     52.37
$55 to 74 .................    2,176       6.3              60.97    1,785     59.84
                              ------                                 -----
   Total ..................   10,413       6.5              49.66    6,016     48.85
                              ======                                 =====

The Company's Incentive Shares Plans authorize the distribution of common stock to key management personnel subject to certain conditions and restrictions. Upon accomplishment of the five-year performance objectives, 2,085,314 shares were distributed to participants in 2002, including 1,216,985 shares paid in cash; additionally, participants elected to defer 97,604 shares for future distribution. At September 30, 2002, 1,897,922 shares were outstanding with restriction periods of three to ten years, including 169,627 shares issued in 2002. In addition, 1,124,612 rights to receive common shares have been awarded, including 26,441 shares awarded in 2002, which are contingent upon accomplishing certain objectives by 2006. At September 30, 2002, approximately 3.5 million shares remained available for award under these plans. Compensation expense charged against income for the Company's Incentive Shares Plans was $43, $36 and $27 for 2000, 2001 and 2002, respectively.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock plans. Had compensation expense for the Company's stock plans been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net earnings and diluted earnings per common share, respectively, would have been $1,401 and $3.25 per share in 2000, $1,012 and $2.36 per share in 2001, and $1,043 and $2.48 per share ($105 and $0.25 per share including the cumulative effect of accounting change) in 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 6.5 percent, 5.7 percent and 4.2 percent, dividend yield of 2.3 percent, 2.3 percent and 2.9 percent, expected volatility of 22 percent, 25 percent and 25 percent for 2000, 2001 and 2002, respectively, and expected life of five years for all years. The weighted average fair value of options granted was $11.75, $12.03 and $11.03 for 2000, 2001 and 2002, respectively. The Company plans to adopt the accounting provisions of FAS 123 in fiscal 2003 for grants awarded after September 30, 2002.

At September 30, 2002, 25,704,892 shares of common stock were reserved, including 25,646,901 shares for issuance under the Company's stock plans and 57,991 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $13.49 per share. During 2002, 361,300 treasury shares were acquired and 1,445,638 treasury shares were issued.

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

(14) Business Segment Information

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Control segment includes measurement and analytical instrumentation, valves, control systems, and predictive maintenance systems. The Industrial Automation segment includes integral horsepower industrial motors, variable-speed and index drives, mechanical power transmission equipment, ultrasonic welding and cleaning, fluid control, destructive testing, and heating and lighting equipment. The Electronics and Telecommunications segment consists of uninterruptible power supplies, power conditioning equipment, environmental control systems, site monitoring systems, connectivity systems, and electrical switching equipment. The Heating, Ventilating and Air Conditioning (HVAC) segment consists of compressors, hermetic terminals, thermostats, and valves. The Appliance and Tools segment includes general and special purpose motors and controls, as well as hand, plumbing and bench power tools, and disposers.

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























Business Segments
(See Notes 3, 4 and 5)

                                                  Sales                           Earnings                        Total Assets
                                        -------------------------   -------------------------------------   ------------------------
                                          2000     2001     2002     2000 <F1>   2001 <F1><F2>    2002    2000     2001     2002
                                        -------   ------   ------   -----------   ---------------   -----   ------   ------   ------
Process Control .....................   $ 3,156    3,398    3,396        280             358          387    3,575    3,573    3,506
Industrial Automation ...............     3,181    2,956    2,500        467             402          297    2,685    2,567    2,354
Electronics & Telecommunications ....     3,289    3,590    2,465        447             359          119    3,643    3,303    2,878
HVAC ................................     2,500    2,438    2,389        382             347          333    1,840    1,920    1,876
Appliance and Tools .................     3,811    3,500    3,437        581             503          456    2,473    2,366    2,393
                                        -------   ------   ------      -----           -----        -----   ------   ------   ------
                                         15,937   15,882   14,187      2,157           1,969        1,592   14,216   13,729   13,007
Differences in accounting methods ...                                    190             191          149
Repositioning charge ................                                     --            (377)          --
Corporate and other .................                                    102              92           57      948    1,317    1,538
Sales eliminations / Interest .......      (392)    (402)    (363)      (271)           (286)        (233)
                                        -------   ------   ------      -----           -----        -----   ------   ------   ------
   Total ............................   $15,545   15,480   13,824      2,178           1,589        1,565   15,164   15,046   14,545
                                        =======   ======   ======      =====           =====        =====   ======   ======   ======


<F1> In connection with the adoption of FAS 142, fiscal 2002 segment earnings exclude goodwill amortization. Fiscal 2000 segment earnings include goodwill amortization of $155 as follows: Process Control $53; Industrial Automation $27; Electronics and Telecommunications $40; HVAC $14; and Appliance and Tools $21. Fiscal 2001 segment earnings include goodwill amortization of $164 as follows:
Process Control $56; Industrial Automation $26; Electronics and Telecommunications $51; HVAC $14; and Appliance and Tools $17.

<F2> Reported 2001 segment earnings exclude the incremental repositioning charge of $377. The charges by segment were Process Control $69, Industrial Automation $22, Electronics and Telecommunications $83, HVAC $6, and Appliance and Tools $163. Including the charges, 2001 segment earnings were Process Control $289, Industrial Automation $380, Electronics and Telecommunications $276, HVAC $341, and Appliance and Tools $340.

















                                                              Depreciation and
                                       Intersegment Sales   Amortization Expense   Capital Expenditures
                                       ------------------   --------------------   --------------------
                                       2000   2001   2002    2000   2001   2002     2000   2001   2002
                                       ----   ----   ----    ----   ----   ----     ----   ----   ----
Process Control ....................   $  6      4      3     182    188    124      100     77     76
Industrial Automation ..............     14     18     12     128    125     93       88     85     67
Electronics & Telecommunications ...     12     15     14      95    128     81      115    104     33
HVAC ...............................     31     31     25     104    110     99      184    144     85
Appliance and Tools ................    329    334    309     160    148    134      196    135    105
Corporate and other ................                            9      9     10        9      9     18
                                       ----    ---    ---     ---    ---    ---      ---    ---    ---
   Total ...........................   $392    402    363     678    708    541      692    554    384
                                       ====    ===    ===     ===    ===    ===      ===    ===    ===

Changes in the goodwill balances since September 30, 2001, are primarily due to the transitional impairment charge and the addition of goodwill associated with the Avansys acquisition. Goodwill balances by business segment follow:

                                        2001     2002
                                       ------   -----
Process Control ....................   $1,626   1,591
Industrial Automation ..............      831     788
Electronics & Telecommunications ...    1,805   1,590
HVAC ...............................      376     377
Appliance and Tools ................      544     564
                                       ------   -----
   Total ...........................   $5,182   4,910
                                       ======   =====

Geographic

                                                   Property, Plant
                       Sales by Destination         and Equipment
                    -------------------------   ---------------------
                      2000     2001     2002     2000    2001    2002
                    -------   ------   ------   -----   -----   -----
United States ...   $ 9,651    9,291    8,073   2,394   2,355   2,162
Europe ..........     3,026    3,087    2,766     467     492     489
Asia ............     1,256    1,412    1,563     229     255     280
Latin America ...       545      670      525     117     138     130
Other regions ...     1,067    1,020      897      36      48      55
                    -------   ------   ------   -----   -----   -----
   Total ........   $15,545   15,480   13,824   3,243   3,288   3,116
                    =======   ======   ======   =====   =====   =====









(15) Other Financial Data

Items reported in earnings during the years ended September 30, 2000, 2001 and 2002, include the following:

                                           2000   2001   2002
                                           ----   ----   ----
Depreciation ...........................   $454    462    457
Goodwill amortization ..................    155    164     --
Intangible asset amortization ..........     69     82     84
Research, new product development and
   product improvement costs ...........    594    594    530
Rent expense ...........................    201    219    216
Interest expense .......................    288    304    250
Interest income ........................     17     18     17

Other assets, other are summarized as follows:

                                    2001     2002
                                   ------   -----
Retirement plans ...............   $  519     636
Equity and other investments ...      163     326
Leveraged leases ...............      163     145
Capitalized software ...........      146     147
Intellectual property ..........      127     113
Other ..........................      138     191
                                   ------   -----
   Total .......................   $1,256   1,558
                                   ======   =====

Other liabilities are summarized as follows:

                                                       2001     2002
                                                      ------   -----
Deferred income taxes .............................   $  383     514
Postretirement plans, excluding current portion ...      307     306
Minority interest .................................      100     104
Other .............................................      507     490
                                                      ------   -----
   Total ..........................................   $1,297   1,414
                                                      ======   =====

Accrued expenses include employee compensation of $335 and $344 at September 30, 2001 and 2002, respectively. The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $110 in 2003 and decline substantially thereafter.










(16) Quarterly Financial Information (Unaudited)

Financial Results

                         Net Sales       Gross Profit      Net Earnings
                     ----------------   -------------   ------------------
                       2001     2002     2001    2002    2001         2002
                     -------   ------   -----   -----   -----        -----
First Quarter ....   $ 3,920    3,295   1,388   1,170     357          255<F2>
Second Quarter ...     4,103    3,421   1,451   1,189     359          275
Third Quarter ....     3,905    3,570   1,364   1,230     331          281
Fourth Quarter ...     3,552    3,538   1,158   1,235     (15)<F1>     249
                     -------   ------   -----   -----   -----        -----
   Fiscal Year ...   $15,480   13,824   5,361   4,824   1,032        1,060
                     =======   ======   =====   =====   =====        =====

                     Basic Earnings per        Diluted Earnings per     Dividends per
                       Common Share                Common Share         Common Share
                     ------------------        --------------------     -------------
                      2001         2002        2001         2002         2001    2002
                     -----         ----        ----         ----        -----   -----
First Quarter ....   $ .84          .61<F2>     .83          .61<F2>    .3825   .3875
Second Quarter ...     .84          .65         .83          .65        .3825   .3875
Third Quarter ....     .77          .68         .77          .67        .3825   .3875
Fourth Quarter ...    (.03)<F1>     .59        (.03)<F1>     .59        .3825   .3875
                     -----         ----        ----         ----        -----   -----
   Fiscal Year ...   $2.43         2.53        2.40         2.52         1.53    1.55
                     =====         ====        ====         ====        =====   =====

<F1>  Fourth quarter and fiscal 2001 include a charge of $260 ($0.61 per share).
      See Note 4 for additional information.

<F2>  First quarter and fiscal 2002 exclude a cumulative effect of a change in accounting principle of $938 ($2.24 per basic share, or $2.23 per diluted share). Including the cumulative effect of a change in accounting principle, net earnings for the first quarter and fiscal 2002 were ($683), ($1.63) per basic share, or ($1.62) per diluted share, and $122, $0.29 per basic share, or $0.29 per diluted share, respectively. See Note 5 for additional information.

See Notes 3 and 4 for information regarding other non-recurring items and the Company's acquisition and divestiture activities.












Stock Prices
(per common share)

                          2001             2002
                     --------------   -------------
                      High     Low     High    Low
                     ------   -----   -----   -----
First Quarter ....   $78.81   62.25   58.14   45.57
Second Quarter ...    77.56   59.81   65.51   52.00
Third Quarter ....    71.60   60.00   59.40   51.59
Fourth Quarter ...    63.05   45.80   54.15   43.20

   Fiscal Year ...   $78.81   45.80   65.51   43.20

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) current and future business environment, including interest rates and capital and consumer spending; (ii) volatility of the end markets served, as demonstrated by the recent decline in the electronics and telecommunications market; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) government laws and regulations, including taxes; (vii) outcome of pending and future litigation, including environmental compliance;
(viii) stable governments and business conditions in emerging economies;
(ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.

                                                                            44