Form 10-K, Exhibit 13
EMERSON ELECTRIC CO
filed 2003-11-14
CIK 32604

Exhibit 13

Financial Review

Results of Operations

Net Sales

Emerson achieved higher sales in 2003 despite the challenging market conditions. Net sales for 2003 were $14.0 billion, an increase of $210 million, or 2 percent, from 2002. Consolidated results include a nearly 4 percentage point favorable impact from currency and a less than 1 percentage point negative impact from divestitures, net of acquisitions. Underlying sales (which exclude acquisitions, divestitures and currency) decreased 1 percent from the prior year, reflecting the continuing difficult economic environment. Sales in the United States declined $301 million, or 4 percent, from the prior year, while international sales increased 2 percent, driven by strong growth in Asia. A 7 percent underlying sales increase in the Heating, Ventilating, and Air Conditioning (HVAC) business was more than offset by a 7 percent decline in underlying sales of the Electronics and Telecommunications business and modest declines in the other business segments. New product sales, from products introduced in the past five years, were $4.5 billion, representing 32 percent of sales.

In 2002, sales were $13.7 billion, a decrease of $1.6 billion, or 10 percent, from 2001. The sharp decline in the telecommunications industry and continued weakness in the European and U.S. industrial goods markets negatively affected reported results. Sales include a net favorable impact of 1 percent from acquisitions, divestitures and a weaker U.S. dollar. Underlying sales decreased 11 percent from 2001, with U.S. sales down $1 billion, or 12 percent, and an international sales decline of $667 million, or 11 percent, driven by weakness in all major geographic regions. Underlying sales of the Electronics and Telecommunications business declined 38 percent while the Industrial Automation business declined 11 percent. A modest underlying increase in the Process Control business was more than offset by modest sales declines in both the HVAC and the Appliance and Tools businesses, reflecting the challenging economic environment. New product sales were $4.5 billion, representing 33 percent of sales.

International Sales

International destination sales, including U.S. exports, increased 10 percent, to $6.3 billion in 2003, representing 45 percent of the Company’s total sales. U.S. exports were down 6 percent compared to the prior year, at $893 million. International subsidiary sales, including shipments to the United States, were $5.6 billion in 2003, up 12 percent over 2002. Emerson continued to expand in Asia during the year, particularly in China, which showed strength in the fourth quarter, to capitalize on market opportunities and further improve the Company’s cost position. European markets served by Emerson showed signs of recovery, with sales improving in the second half of the year. Excluding the net 10 percent impact from acquisitions, divestitures, and favorable currency translation (approximately $520 million), international subsidiary sales increased 2 percent compared to the prior year.

In 2002, international sales decreased 7 percent, to $5.8 billion, representing 42 percent of the Company’s total sales. U.S. exports were down 6 percent from 2001 at $946 million. International subsidiary sales were $5.0 billion in 2002, down 6 percent from 2001. All major geographic regions showed significant declines for the year, except Asia, which includes the impact of the Avansys acquisition. Underlying international subsidiary sales decreased 11 percent from 2001, excluding the 5 percent net impact of acquisitions, divestitures, and favorable currency translation (approximately $45 million).

Business Segments—2003 vs. 2002

Process Control business sales of $3.4 billion in 2003 were comparable with the prior year. Reported sales include an almost 5 percentage point favorable impact from currency, which was partially offset by a nearly 3 percentage point impact from the Daniel Valve and Intellution divestitures. Excluding acquisitions, divestitures and currency, underlying sales declined 2 percent due to weakness in the United States and Latin America, which were partially offset by moderate growth in Europe and solid growth in Asia. Process Control continued its market penetration and geographic expansion despite the ongoing weakness in the U.S. market. Systems, services and solutions businesses continued growing with strong new project activity and displacement of competitors in the market. Earnings before interest and taxes were $388 million in 2003, compared to $387 million in the prior year, reflecting increased sales and profitability in the systems, solutions and measurement businesses, offset by weakness in the valve businesses and $9 million in higher costs for the rationalization of operations during the year.

Sales in the Industrial Automation business increased 4 percent to $2.6 billion in 2003, reflecting a 7 percentage point favorable impact from currency, which was partially offset by a 1 percentage point impact from divestitures. An almost 2 percent decline in underlying sales reflects weakness in industrial activity in the United States, which was partially offset by modest international sales growth, led by strength in Asia and modest growth in Europe. Most end markets have begun to stabilize. This stability together with the benefits from restructuring drove earnings growth in the segment. Margin improvements in the fluid control valves, variable-speed drives and materials joining businesses, as well as $13 million lower rationalization costs, led to an 11 percent increase in earnings to $330 million in 2003 from $297 million in 2002.

The Electronics and Telecommunications business reported sales of $2.3 billion in 2003, down 6 percent from 2002. Underlying sales, excluding a 2 percentage point impact from divestitures and a 3 percentage point favorable impact from currency, declined 7 percent as a result of significant declines in most major geographic regions, except Asia and Latin America which turned positive in the fourth quarter. The significant restructuring efforts in this business are paying off and continuing to help drive margins higher. Despite lower sales volume, earnings increased $49 million, or 41 percent, to $168 million in 2003, primarily driven by the precision cooling and power systems business and $25 million lower rationalization costs in the current year. This business segment has strengthened its position through the year with a continued focus on restructuring initiatives, engineering and technology investments, and international expansion and is well positioned for the future.

Sales in the HVAC business increased over 9 percent to $2.6 billion in 2003, driven by continued global penetration gains, market growth and a nearly 3 percentage point favorable impact from currency. The underlying sales increase of nearly 7 percent compared to the prior year reflects strong growth in Asia and Latin America, and moderate increases in the United States and the European commercial market. The combination of new wins, market dynamics, and higher efficiency regulations worldwide is driving long-term scroll technology penetration and growth. In addition, energy management and site monitoring services are growing, particularly by helping supermarkets reduce energy costs and safeguard food quality. HVAC earnings increased $53 million, or 16 percent, over the prior year to $386 million, primarily due to higher sales and improved margins from increased operating efficiencies for the compressor and heating controls businesses in 2003.

The Appliance and Tools business sales were $3.5 billion in 2003, compared to sales of $3.4 billion in the prior year. Sales reflect a 3 percent decline in underlying sales, which was offset by a 2 percentage point favorable impact from currency and an almost 1 percentage point impact from acquisitions. Earnings of $479 million were up 5 percent over $456 million in 2002, primarily driven by the disposer, residential storage and plumbing tools businesses and $13 million lower costs for rationalization compared to the prior year, partially offset by weakness in the motors business. Residential storage products sales continued to show strength, driven by new product offerings, innovative Web-enabled design and support services, and favorable market conditions. The motors and appliance component business sales declined moderately, while the construction and tools business sales declined slightly, partially resulting from exiting the manufacturing of power woodworking tools. Emerson made the strategic business decision to discontinue the manufacture of bench top and stationary woodworking power tools, which had sales of approximately $60 million in 2003.

Business Segments—2002 vs. 2001

The Process Control business achieved sales of $3.4 billion in 2002, in line with the strong 2001 performance, a result of strong gains in the systems and solutions businesses despite the persistently challenging economy and an over 2 percentage point impact from the Xomox and Daniel Valve divestitures. Offsetting the strong growth in systems and solutions was an overall reduction in general maintenance and repair activity affecting the measurement and control device business, due to the broad reduction in capital spending. Underlying sales excluding the impact of acquisitions, divestitures and an almost 1 percentage point favorable impact from currency exchange improved almost 2 percent over 2001. Very strong growth in Latin America and moderate growth in Europe were partially offset by declines in the United States and Canada. Nearly $290 million in major projects were won during the year, signaling the acceptance of PlantWeb, Delta V, and solutions and engineering services in the market. Earnings of $387 million were up 8 percent in 2002 compared to $358 million in 2001, primarily reflecting the goodwill amortization in 2001. Excluding goodwill amortization from 2001, Process Control earnings decreased, primarily reflecting the impact from divestitures.

Sales of the Industrial Automation business fell 15 percent to $2.5 billion in 2002 from $3.0 billion the year before, as a result of underlying sales declines and the 2002 divestiture of the Chromalox industrial heating solutions business as well as the Sweco divestiture and the contribution of Camco into a joint venture in 2001. Divestitures, net of acquisitions, negatively impacted sales by over 5 percentage points, partially offset by a nearly 1 percentage point contribution from currency. Underlying sales declined 11 percent from 2001, reflecting the reduction in capital expenditures and excess capacity across the industrial sector in the United States and Europe. The underlying sales declines resulting from the steep downturn in industrial goods spending and the impact of divestitures led to a 26 percent decrease in earnings to $297 million in 2002 from $402 million in 2001.

In the Electronics and Telecommunications business, sales fell 31 percent during the year to $2.5 billion. Excluding a 7 percentage point impact from acquisitions, divestitures and currency exchange, underlying sales decreased 38 percent from 2001 with significant sales declines in all geographic regions. Aggressive restructuring actions in response to the sharp market decline allowed this business to remain profitable, with $119 million of earnings in 2002. During the first quarter of 2002, Emerson acquired Avansys, the power business of Huawei Technologies in China, which was renamed Emerson Network Power China. This key acquisition provides access to the China market and a base for low-cost manufacturing and engineering resources, which will help drive sales growth, reduce costs and expand product development.

Sales of the HVAC business were $2.4 billion, down 2 percent from 2001. Softness in the first quarter from customers reducing inventory levels was partially offset by an improvement in the fourth quarter due to an upturn in U.S. residential air conditioning orders resulting from the late summer heat. A 3 percent decline in underlying sales, excluding a 1 percentage point impact from acquisitions, divestitures and currency, resulted from declines in all major geographic regions versus the prior year. Emerson focused on developing a strong position as a provider of services and solutions to the commercial refrigeration market, as evidenced by agreements to provide energy efficiency and site monitoring services to Tesco PLC, the largest food retailer in the United Kingdom, and A & P food stores. Copeland Scroll compressor sales continued to grow during the year, reflecting new product platforms that expand our served market. HVAC earnings decreased $14 million, or 4 percent, to $333 million in 2002 due to lower sales volume and $6 million of higher rationalization costs for the year.

The Appliance and Tools business sales decreased 2 percent to $3.4 billion in 2002. Underlying sales also declined 2 percent, with strong sales growth in the housing-related consumer businesses offset by broad declines in the commercial and industrial tools and motor businesses. Residential storage achieved very strong sales growth during the year, reflecting expanded customer offerings, innovative Web-enabled design and support services, and favorable market conditions. Earnings decreased 9 percent to $456 million in 2002 compared to $503 million in 2001, as a result of lower sales volume and $28 million of higher rationalization costs for the year.

Acquisitions, Divestitures and Repositioning

In the third quarter of 2003, the Company sold the Dura-Line fiber-optic conduit business, which is reported as discontinued operations. See discussion of Discontinued Operations below for additional information.

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

In 2001, the Company continued to reposition into faster-growth markets, acquiring several businesses, divesting two slower-growth businesses and contributing another business into a joint venture. To accelerate cost reductions and better position the Company for the global economic environment, in the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 million ($260 million after-tax, or $0.61 per share). Cost of sales, selling, general and administrative expenses, other deductions, net and discontinued operations include charges of $86 million, $51 million, $221 million and $19 million, respectively, in 2001. The charge was primarily non-cash and was mainly associated with the planned disposition of facilities, exiting the manufacturing of non-strategic product lines and the writedown of inventory. See notes 3 and 4 for additional information.

Total Costs and Expenses

Cost of sales was $9.1 billion in 2003, an increase over the prior year of 1 percent. In 2002, cost of sales was $8.9 billion, compared with $10.0 billion in 2001. Cost of sales as a percent of net sales was 64.9 percent in 2003, compared with 65.0 percent in 2002 and 65.2 percent in 2001. The improvement in the gross profit margin in 2003 was primarily the result of the Company’s cost reduction efforts and productivity improvement programs despite a negative impact of 0.2 points from higher pension expense.

Selling, general and administrative (SG&A) expenses were $2.9 billion, $2.9 billion and $3.1 billion in 2003, 2002 and 2001, respectively. As a percent of net sales, SG&A expenses were 21.0 percent, 21.1 percent and 20.0 percent in 2003, 2002 and 2001, respectively. The increase in SG&A as a percent of net sales from 2001 was primarily due to the lower sales volumes and higher pension costs in 2003 and 2002.

Engineering and development expense was $514 million in 2003, compared with $530 million in 2002 and $594 million in 2001. Engineering and development as a percent of net sales was 3.7 percent in 2003 and 3.8 percent in 2002 and 2001, reflecting Emerson’s continuing investment in technology to improve the Company’s competitive position.

Other deductions, net were $318 million in 2003, compared with $82 million in 2002 (see note 4). Fiscal 2003 increased $236 million over the prior year due to $207 million of lower divestiture gains in 2003 and a 2003 goodwill impairment charge of $54 million related to the businesses in the Electronics and Telecommunications segment. Fiscal 2002 included gains of $85 million and $42 million from the divestitures of the Chromalox and Daniel Valve businesses, respectively, and a $93 million gain from the ENI transaction. The $291 million decrease in 2002 from $373 million in 2001 is primarily due to the 2001 repositioning charge. Furthermore, in connection with the adoption of FAS 142 (see discussion below), the amortization of goodwill was discontinued beginning with fiscal 2002. Other deductions, net includes goodwill amortization of $155 million in 2001. Fiscal 2001 also included a gain of $60 million from the disposition of the Sweco specialty separation business and a gain of $55 million from the disposition of the Xomox valve business. Additionally, the Company and Crane Co. formed a joint venture combining Emerson’s Commercial Cam Co. subsidiary and Crane Co.’s Ferguson Company division in 2001, which resulted in a gain of $24 million. Also included in other deductions, net were ongoing costs for the rationalization of operations of $141 million, $190 million and $106 million in 2003, 2002 and 2001, respectively. Higher levels of rationalization in 2002 related to cost structure improvements in response to the difficult economic environment.

Interest expense, net of $231 million in 2003 was down slightly from the prior year. During 2003, the Company issued $750 million of long-term debt to decrease commercial paper borrowings. In 2002, interest expense, net of $233 million decreased from $286 million in 2001, reflecting the impact of lower interest rates, which was partially offset by higher average borrowings due to acquisitions.

Income Taxes

Income taxes were $401 million, $514 million and $565 million in 2003, 2002 and 2001, respectively. The 2003 effective tax rate was 28.3 percent, compared with 32.3 percent in 2002 and 35.1 percent in 2001. In 2003, income taxes and the effective tax rate were reduced $68 million and 4 percent, respectively, by the tax benefits from the restructuring of the ETP business net of the impairment charge. Excluding these items, the rate is more indicative of the ongoing tax rate and is comparable to the effective tax rate in the prior year. The decrease in the effective tax rate in 2002 was primarily the result of discontinuing goodwill amortization upon the adoption of FAS 142 due to the non-deductible nature of goodwill and lower taxation of foreign earnings, partially offset by higher taxes associated with divestitures.

Earnings From Continuing Operations

Earnings from continuing operations were $1.0 billion, or $2.41 per diluted share, in 2003, down from $1.1 billion, or $2.56 per share, in 2002. Lower income taxes in 2003 and $159 million of higher profits contributed by the business segments were more than offset by lower divestiture gains in 2003 and the impairment charge, discussed above in other deductions, net. Earnings from continuing operations in 2002 increased from $1.0 billion, or $2.44 per share, in 2001. These results were primarily due to lower taxes in 2002 and the 2001 repositioning charge, which were offset by the continued market weaknesses affecting all of the Company’s segments.

Discontinued Operations

In May 2003, the Board of Directors approved a plan to restructure the Jordan business acquired in 2000, in which the Dura-Line business would be sold and its other businesses would be retained by Emerson. Discontinued operations of $76 million, or $0.18 per share, in 2003 included a net gain of $83 million (including income tax benefit of $170 million), or $0.20 per share, related to the sale of Jordan stock including its Dura-Line operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for all years presented. See note 3 for additional information.

Cumulative Effect of Change in Accounting Principle

Effective October 1, 2001, Emerson adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” The transitional goodwill impairment recognized upon adoption of FAS 142 is a required change in accounting principle, and the cumulative effect of adopting this standard resulted in a non-cash, after-tax decrease to 2002 net earnings and diluted earnings per common share of $938 million and $2.23, respectively. Also as a result of the adoption of this standard, goodwill is no longer subject to amortization. See note 5 for additional information.

Net Earnings and Return on Equity

Net earnings of $1.1 billion and diluted earnings per common share of $2.59 for 2003 included the gain from discontinued operations of $76 million, or $0.18 per share. Net earnings in 2002 were $122 million, or $0.29 per share, including an accounting change of $938 million, or $2.23 per share (net earnings were $1.1 billion, or $2.52 per share, excluding the accounting change). Net earnings and diluted earnings per share in 2001 were $1.0 billion and $2.40 per share, respectively. Earnings in 2001 were negatively impacted $260 million, or $0.61 per share, by the incremental repositioning charge. Earnings in 2001 also included $149 million of goodwill amortization ($0.35 per share). Net earnings as a percent of sales were 7.8 percent in 2003, compared to 7.7 percent in 2002 (excluding the accounting change) and 6.7 percent in 2001. Return on average stockholders’ equity was 17.9 percent, 17.9 percent (excluding the accounting change) and 16.5 percent in 2003, 2002 and 2001, respectively.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow

Emerson generated operating cash flow of $1.7 billion in 2003, a 5 percent decrease from the prior year. Operating cash flow was $1.8 billion in 2002, an increase of 6 percent, compared with $1.7 billion in 2001. Cash flow in 2003 included benefits from reductions in operating working capital, particularly a 9 percent improvement in inventory turnover due to Emerson’s lean manufacturing initiative. At September 30, 2003, operating working capital as a percentage of sales was 12.7 percent, compared with 12.6 percent and 13.1 percent in 2002 and 2001, respectively. Operating working capital as a percentage of sales for 2003 was negatively impacted one percentage point by approximately $140 million of tax benefits that will be received in cash in 2004 due to the carryback of a capital loss against prior capital gains. Operating cash flow was decreased by pension contributions of $308 million, $169 million and $174 million in 2003, 2002 and 2001, respectively. Pension contributions are expected to be approximately $100 million in 2004.

Free cash flow (operating cash flow less capital expenditures) was $1.4 billion in 2003, compared to $1.4 billion in 2002 and $1.2 billion in 2001. The slight decrease in 2003 is primarily due to the higher pension contribution made during the year and changes in working capital, offset by lower capital expenditures. Capital expenditures were $337 million, $384 million and $554 million in 2003, 2002 and 2001, respectively. In 2004, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson’s acquisitions was $6 million, $754 million and $200 million in 2003, 2002 and 2001, respectively.

Dividends were $661 million ($1.57 per share, up 1.3 percent) in 2003, compared with $652 million ($1.55 per share) in 2002, and $654 million ($1.53 per share) in 2001. In November 2003, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.60 per share. In 2002 and 2001, approximately 360,000 and 10 million shares, respectively, were repurchased under the fiscal 1997 Board of Directors’ authorization; 228,000 shares remain available for repurchase. In fiscal 2002, the Board of Directors authorized a share repurchase program for the repurchase of up to 40 million shares of the Company’s outstanding common stock. The Company did not repurchase any shares during 2003 under these plans. Net issuances of treasury stock totaled $11 million in 2003, compared to net purchases of $20 million and $534 million in 2002 and 2001, respectively.

Leverage/Capitalization

Total debt decreased to $4.1 billion at the end of 2003. Total debt in 2002 decreased to $4.6 billion from $4.7 billion in 2001. The total debt-to-capital ratio was 39.0 percent at year-end 2003, compared with 44.2 percent in 2002 and 43.5 percent in 2001. At September 30, 2003, net debt (total debt less cash and equivalents and short-term investments) was 34.5 percent of net capital, compared with 42.0 percent of net capital in 2002 and 41.5 percent of net capital in 2001. The cumulative effect of change in accounting principle in 2002 increased these ratios by almost 4 percentage points. The operating cash flow-to-debt ratio was 42.0 percent, 39.9 percent and 36.3 percent in 2003, 2002 and 2001, respectively. The Company’s interest coverage ratio (earnings from continuing operations before income taxes and interest expense, divided by interest expense) was 6.7 times in 2003, compared with 7.4 times in 2002 and 6.3 times in 2001. The decrease in the interest coverage ratio from 2002 to 2003 reflects lower earnings and higher interest rates on new issuances of long-term debt that replaced commercial paper, which were partially offset by lower average borrowings. See notes 3, 7 and 8 for additional information.

At year-end 2003, the Company and its subsidiaries maintained lines of credit amounting to $2.9 billion to support short-term borrowings, and had uncommitted bank credit facilities to support non-U.S. operations of which approximately $350 million was unused at September 30, 2003. Lines of credit totaling $1.5 billion are effective until June 2005, with the remainder effective until March 2004. These bank credit facilities and lines of credit facilitate funding at prevailing interest rates. In addition, as of September 30, 2003, the Company could issue up to $500 million of additional debt securities under its shelf registration with the Securities and Exchange Commission. The Company’s long-term debt was rated A2 by Moody’s Investors Service and A by Standard and Poor’s as of September 30, 2003.

Contractual Obligations

At September 30, 2003, the Company’s contractual obligations, including estimated payments due by period, are as follows (dollars in millions):

		Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long-term Debt	$3,737	4	867	252	2,614
Operating Leases	335	107	127	46	55
Purchase Obligations	945	562	294	71	18

Total	$5,017	673	1,288	369	2,687

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $1.6 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in note 15, which primarily consist of deferred income tax and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See notes 9, 10 and 12 for additional information.

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

Critical Accounting Policies

Preparation of the Company’s financial statements requires management to make judgments, assumptions, and estimates regarding uncertainties that affect the reported amounts of assets, liabilities, stockholders’ equity, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ materially from management’s estimates under different assumptions or conditions.

Revenue Recognition

The Company recognizes substantially all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with SOP No. 97-2, “Software Revenue Recognition.” Management believes that all relevant criteria and conditions are considered when recognizing sales.

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. Over the last three years, the Company has experienced higher than average inventory obsolescence in connection with slowing business conditions. See notes 1 and 4.

Long-lived Assets

Long-lived assets, which primarily include goodwill and property, plant and equipment, are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. In 2002, the Company adopted FAS 142 and recorded a transitional impairment charge as a cumulative effect of change in accounting principle. In 2003, a goodwill impairment charge related to the Electronics and Telecommunications segment was recorded. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. For example, if the estimated fair value of the businesses reviewed for impairment in the Electronics and Telecommunications segment were 15 percent lower, an additional impairment charge of approximately $100 million could be incurred. See notes 1, 3 and 5.

Retirement Plans

Retirement plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. In 2002, the Company adjusted the expected long-term rate of return on plan assets to 9.0 percent, down from 10.5 percent, which increased retirement plan expense approximately $30 million in 2003. Effective for 2004, the expected long-term rate of return on plan assets is 8.5 percent and the discount rate for the U.S. retirement plans is 6.0 percent. Due to the market trends of the past few years (i.e., lower interest rates and asset returns), retirement plan expense is expected to increase approximately $60 million in 2004. As of the measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $50 million. Depending upon the performance of the equity and bond markets in 2004, the Company could be required to record a charge to equity. For example, if the discount rate was decreased by 10 percent, the accumulated benefit obligation for the plan would increase over $100 million and result in an additional after-tax charge to stockholders’ equity of approximately $550 million. Each additional 10 percent decrease in the discount rate would result in an additional after-tax charge to equity of approximately $50 million. See note 9.

Income Taxes

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or indefinitely retained because they are essential for continuing international operations. In those cases in which distributions have been made, additional income taxes have not been significant. See note 12.

Independent Auditors’ Report

The Board of Directors and Stockholders

Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” in the year ended September 30, 2002.

/s/ KPMG LLP

St. Louis, Missouri

November 3, 2003

Consolidated Statements of Earnings

Emerson Electric Co. and Subsidiaries

Years ended September 30

(Dollars in millions except per share amounts)

	2001	2002	2003

Net sales	$15,311	13,748	13,958

Costs and expenses:

Cost of sales	9,987	8,939	9,060

Selling, general and administrative expenses	3,051	2,904	2,935

Other deductions, net	373	82	318

Interest expense, net	286	233	231

Earnings from continuing operations before income taxes	1,614	1,590	1,414

Income taxes	565	514	401

Earnings from continuing operations	1,049	1,076	1,013

Net gain (loss) from discontinued operations	(17)	(16)	76

Earnings before cumulative effect of change in accounting principle	1,032	1,060	1,089

Cumulative effect of change in accounting principle	–	(938)	–

Net earnings	$1,032	122	1,089

Basic earnings per common share:

Earnings from continuing operations	$2.47	2.57	2.42

Discontinued operations	(0.04)	(0.04)	0.18

Cumulative effect of change in accounting principle	–	(2.24)	–

Basic earnings per common share	$2.43	0.29	2.60

Diluted earnings per common share:

Earnings from continuing operations	$2.44	2.56	2.41

Discontinued operations	(0.04)	(0.04)	0.18

Cumulative effect of change in accounting principle	–	(2.23)	–

Diluted earnings per common share	$2.40	0.29	2.59

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Emerson Electric Co. and Subsidiaries

September 30

(Dollars in millions except per share amounts)

Assets

	2002	2003

Current assets

Cash and equivalents	$381	696

Receivables, less allowances of $90 in 2002 and $82 in 2003	2,513	2,650

Inventories:
Finished products	662	628
Raw materials and work in process	962	930

Total inventories	1,624	1,558

Other current assets	443	596

Total current assets	4,961	5,500

Property, plant and equipment

Land	172	178

Buildings	1,318	1,341

Machinery and equipment	4,878	5,129

Construction in progress	281	216

	6,649	6,864

Less accumulated depreciation	3,533	3,902

Property, plant and equipment, net	3,116	2,962

Other assets

Goodwill	4,910	4,942

Other	1,558	1,790

Total other assets	6,468	6,732

	$14,545	15,194

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders’ Equity

	2002	2003

Current liabilities

Short-term borrowings and current maturities of long-term debt	$1,560	391

Accounts payable	1,268	1,397

Accrued expenses	1,448	1,513

Income taxes	124	116

Total current liabilities	4,400	3,417

Long-term debt	2,990	3,733

Other liabilities	1,414	1,584

Stockholders’ equity

Preferred stock of $2.50 par value per share. Authorized 5,400,000 shares; issued - none	–	–

Common stock of $.50 par value per share. Authorized 1,200,000,000 shares; issued 476,677,006 shares in 2002 and 2003	238	238

Additional paid-in capital	52	65

Retained earnings	8,461	8,889

Accumulated other comprehensive income	(647)	(386)

	8,104	8,806

Less cost of common stock in treasury, 55,967,097 shares in 2002 and 55,522,542 shares in 2003	2,363	2,346

Total stockholders’ equity	5,741	6,460

	$14,545	15,194

Consolidated Statements of Stockholders’ Equity

Emerson Electric Co. and Subsidiaries

Years ended September 30

(Dollars in millions except per share amounts)

	2001	2002	2003

Common stock	$238	238	238

Additional paid-in capital

Beginning balance	53	31	52
Stock plans and other	(22)	21	13

Ending balance	31	52	65

Retained earnings

Beginning balance	8,613	8,991	8,461
Net earnings	1,032	122	1,089
Cash dividends (per share: 2001, $1.53; 2002, $1.55; 2003, $1.57)	(654)	(652)	(661)

Ending balance	8,991	8,461	8,889

Accumulated other comprehensive income

Beginning balance	(578)	(741)	(647)
Translation adjustments	(101)	132	366
Pension adjustments (net of tax: 2001, $18; 2002, $18; 2003, $82)	(29)	(30)	(133)
Cash flow hedges and other (net of tax: 2001, $20; 2002, $5; 2003, $(17))	(33)	(8)	28

Ending balance	(741)	(647)	(386)

Treasury stock

Beginning balance	(1,923)	(2,405)	(2,363)
Acquired	(562)	(17)	–
Issued under stock plans and other	80	59	17

Ending balance	(2,405)	(2,363)	(2,346)

Total stockholders’ equity	$6,114	5,741	6,460

Comprehensive income (Net earnings, Translation adjustments, Pension adjustments and Cash flow hedges)	$869	216	1,350

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Emerson Electric Co. and Subsidiaries

Years ended September 30

(Dollars in millions)

	2001	2002	2003

Operating activities

Net earnings	$1,032	122	1,089
Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of change in accounting principle	–	938	–
Depreciation and amortization	708	541	534
Changes in operating working capital	121	432	266
Pension funding	(174)	(169)	(308)
Gains on divestitures and other	21	(46)	150

Net cash provided by operating activities	1,708	1,818	1,731

Investing activities

Capital expenditures	(554)	(384)	(337)
Purchases of businesses, net of cash and equivalents acquired	(200)	(754)	(6)
Divestitures of businesses and other, net	206	257	39

Net cash used in investing activities	(548)	(881)	(304)

Financing activities

Net increase (decrease) in short-term borrowings	97	(975)	(1,232)
Proceeds from long-term debt	36	751	746
Principal payments on long-term debt	(25)	(38)	(17)
Net (purchases) issuances of treasury stock	(534)	(20)	11
Dividends paid	(654)	(652)	(661)

Net cash used in financing activities	(1,080)	(934)	(1,153)

Effect of exchange rate changes on cash and equivalents	(5)	22	41

Increase in cash and equivalents	75	25	315

Beginning cash and equivalents	281	356	381

Ending cash and equivalents	$356	381	696

Changes in operating working capital

Receivables	$135	155	8
Inventories	99	265	161
Other current assets	(6)	12	12
Accounts payable	(77)	101	57
Accrued expenses	44	(72)	24
Income taxes	(74)	(29)	4

	$121	432	266

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Emerson Electric Co. and Subsidiaries

(Dollars in millions except per share amounts)

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled affiliates. All significant intercompany transactions, profits and balances are eliminated in consolidation. Other investments of 20 percent to 50 percent are accounted for by the equity method. Investments of less than 20 percent are carried at cost.

Foreign Currency Translation

The functional currency of nearly all of the Company’s non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected in accumulated other comprehensive income.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

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

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, “Business Combinations.” FAS 141 requires the purchase method of accounting and eliminates the pooling-of-interests method. Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and therefore ceased amortizing goodwill as of that date. Prior to the adoption of FAS 142, goodwill was amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

All of the Company’s intangible assets (other than goodwill) are subject to amortization. Capitalized software is being amortized on a straight-line basis with a remaining weighted-average life of three years. Intellectual property consists primarily of patents which are being amortized on a straight-line basis with a remaining weighted-average life of six years.

Warranty

The Company’s product warranties vary by each of its product lines and are competitive for the markets in which it operates. Warranty generally extends for a period of one to two years from the date of sale or installation. Provisions for warranty are primarily determined based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than one percent of sales.

Revenue Recognition

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured.

Stock-Based Compensation

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). Under the Standard’s prospective method of adoption, options granted, modified or settled after September 30, 2002, are expensed based on their fair value at date of grant over the vesting period, generally three years. Previously, the Company accounted for options pursuant to Accounting Principles Board Opinion No. 25, and no expense was recognized. If the fair value method of FAS 123 had been utilized for all options granted, compensation expense would have been higher by $23, $20 and $9 in 2001, 2002 and 2003, respectively, and net earnings and diluted earnings per common share would have been $1,012 and $2.36 per share in 2001, $105 and $0.25 per share in 2002 and $1,082 and $2.57 per share in 2003.

Financial Instruments

All derivative instruments are reported on the balance sheet at fair value. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges on non-U.S. net asset exposures are included in accumulated other comprehensive income.

Income Taxes

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $1,884 at September 30, 2003). These earnings are permanently invested or otherwise indefinitely retained because they are essential for continuing international operations. In those cases in which distributions have been made, additional income taxes have not been significant.

Comprehensive Income

Comprehensive income is primarily comprised of net earnings, foreign currency translation adjustments, pension adjustments and cash flow hedges. Accumulated translation adjustments were $547 and $181, pension adjustments were $59 and $192, and cash flow hedges and other were $41 and $13 at September 30, 2002 and 2003, respectively.

Financial Statement Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Effective October 1, 2002, Emerson adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for all years presented (see Note 3).

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow (shares in millions):

	2001	2002	2003

Basic	425.4	418.9	419.1

Dilutive shares	4.1	2.0	1.8

Diluted	429.5	420.9	420.9

(3) Acquisitions and Divestitures

Cash paid in connection with the Company’s purchase acquisitions follows:

	2001	2002	2003

Fair value of assets acquired	$243	821	6

Less liabilities assumed	43	67	–

Cash paid (net of cash and equivalents acquired)	$200	754	6

Several small businesses were acquired during 2003. Due to challenging market conditions, Emerson began evaluating strategies to maximize the value of the Jordan business (renamed Emerson Telecommunication Products, Inc. (“Jordan”)) acquired in 2000. In May 2003, the Board of Directors approved a plan to restructure Jordan in which all but one of its businesses would be retained by Emerson (and will continue to do business as Emerson Telecommunication Products, LLC (“ETP”)), and the Dura-Line fiber-optic conduit business would be sold. In June 2003 after the restructuring, the Jordan stock, including its Dura-Line operations, was sold for $6, resulting in a pretax loss of $87, which is reported as discontinued operations. In addition, an appraisal of the retained ETP business was performed. All of the businesses in the Electronics and Telecommunications segment, including ETP, were reviewed for impairment and a goodwill impairment charge of $54 was recorded in the third quarter, the majority of which related to the ETP business. The restructuring and sale resulted in income tax benefits of $238 as the tax basis in the stock of these businesses significantly exceeded the carrying value primarily due to a goodwill impairment of $647 in 2002. Approximately $140 of the benefits will be received in cash in 2004 due to the carryback of the capital loss against prior capital gains, with the remainder expected to be received in subsequent years as the capital loss carryforward is utilized against future capital gains. The income tax benefits were recognized in the third quarter: $170 was associated with discontinued operations and $68 was associated with the retained ETP business.

The tax benefits from the restructuring of the ETP business net of the impairment charge contributed $14 ($0.03 per share) to continuing operations. The net gain of $83 from the sale of Jordan (including income tax benefit of $170) is reported as discontinued operations in the Consolidated Statements of Earnings. The operating results of Dura-Line also have been reclassified to discontinued operations for all years presented. Sales were $169, $76 and $41, and net losses were $17, $16 and $7 for the years ended September 30, 2001, 2002 and 2003, respectively. Other businesses divested in 2003 represented total annual sales of approximately $80 in 2002.

During the first quarter of 2002, Emerson acquired Avansys Power Co., Ltd. (renamed Emerson Network Power China), a provider of network power products to the telecommunications industry in China, for $750 in cash (approximately $710 net of cash acquired), resulting in $624 of goodwill. Avansys and several other smaller businesses acquired during 2002 had annualized sales of approximately $270.

In the first quarter of 2002, Emerson received $165 from the divestiture of the Chromalox industrial heating solutions business, resulting in a pretax gain of $85. In the second quarter of 2002, Emerson exchanged its ENI semiconductor equipment business for an equity interest in MKS Instruments, Inc. of 12 million common shares, resulting in a pretax gain of approximately $93. During the third quarter, Emerson received $73 from the divestiture of the Daniel Valve business, resulting in a pretax gain of $42. Chromalox, ENI and Daniel Valve represented total annual sales of approximately $300 in 2001.

In 2001, the Company acquired Saab Marine Electronics AB, a manufacturer of radar level gauging equipment, and other smaller businesses. During the first quarter of 2001, the Company received $75 from the divestiture of the Sweco specialty separation business resulting in a pretax gain of $60. The Company sold its Xomox valve business for $145 resulting in a pretax gain of $55 in the third quarter of 2001. During the fourth quarter of 2001, the Company and Crane Co. formed a joint venture combining Emerson’s Commercial Cam Co. subsidiary and Crane Co.’s Ferguson Company division. The transaction resulted in a pretax gain of approximately $24, and the venture is accounted for by the equity method.

The results of operations of these businesses have been included in the Company’s consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

	2001	2002	2003

Gains from divestitures	$(187)	(231)	(24)
Impairment	–	–	54
Rationalization of operations	106	190	141
Repositioning	221	–	–
Amortization of intangibles ($155 of goodwill in 2001)	180	26	17
Other	53	97	130

Total	$373	82	318

Rationalization of operations includes ongoing costs for start-up, shutdown and moving of facilities, asset writedowns, severance and other costs in connection with improving the cost structure of operations. Rationalization of operations by segment is summarized as follows:

	2001	2002	2003

Process Control	$25	27	36
Industrial Automation	20	33	20
Electronics & Telecommunications	39	71	39
HVAC	20	26	20
Appliance and Tools	21	49	36
Corporate	(14)	1	(2)
Discontinued operations (a)	(5)	(17)	(8)

Total	$106	190	141

(a)	Discontinued operations eliminates the operating results of discontinued operations related to Dura-Line, which are included in the Electronics and Telecommunications segment amounts.

Operations for 2002 were also impacted by higher than average inventory obsolescence, unabsorbed overhead on inventory reductions and bad debts of $70. Rationalization of operations and these costs totaled $277 ($187 after-tax), while gains from divestitures of businesses were $231 ($135 after-tax) in 2002.

In the fourth quarter of 2001, the Company recognized a pretax incremental repositioning charge of $377 ($260 after-tax) for the consolidation and rationalization of operations of $136, exiting the manufacturing of certain product lines of $124, and the writedown of certain non-strategic investments and other costs of $52. In addition, the charge includes the writedown of inventory to realizable value of $65 associated with the rapid acceleration of sales growth in 2000 and subsequent sharp decline in mid-year 2001, particularly in the Electronics and Telecommunications business. These charges were in addition to the recurring costs of operations and ongoing cost reduction and productivity improvement programs. Cost of sales, selling, general and administrative expenses, other deductions, net and discontinued operations include charges of $86, $51, $221 and $19, respectively.

Costs associated with the consolidation and rationalization of operations to improve the cost structure are primarily related to the Electronics and Telecommunications, Appliance and Tools and Process Control businesses, and include the writedown of fixed assets to liquidation value of $62, impairment of intangibles of $30, severance related costs of $22, and lease termination and other costs of $22. The costs to exit the manufacturing of certain product lines are principally in the Appliance and Tools business and include the writedown of fixed assets, investment and inventory related items of $46, impairment of intangibles of $23, and other obligations of $55. In total, the charge relates to the exit from over twenty production and office facilities in the United States, Europe and Asia. The repositioning charge includes the elimination of approximately 2,900 positions, along with other period costs for shutdown and moving. Exit costs for severance and lease terminations utilized during 2002 were $19 and $14, respectively. As of September 30, 2003, the remaining balance of lease termination costs for vacated facilities was $17, and will be utilized over the remaining terms of the applicable lease or when the leases are terminated. See Note 14 for the impact of the charges by business segment.

(5) Goodwill and Intangible Assets

Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001, and completion of a transitional goodwill impairment test. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of reporting units were estimated using discounted cash flows and market multiples.

Emerson completed the transitional impairment test and recorded a non-cash, after-tax charge of $938 (net of $17 tax benefit), as a cumulative effect of a change in accounting principle in 2002. The primary factors resulting in the impairment charge were the change in the goodwill impairment criteria from an undiscounted to a discounted cash flow method and the sharp decline in the telecommunication and computing equipment markets. The after-tax charge by segment was Electronics and Telecommunications $831, Industrial Automation $59, and Process Control $48.

For comparison purposes, supplemental net earnings and earnings per share for the year ended September 30, 2001, excluding goodwill amortization of $164 ($149 net of tax), are provided as follows:

2001

Net earnings, excluding goodwill amortization	$1,181
Earnings per share, excluding goodwill amortization:
Basic	$2.78
Diluted	$2.75

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

Notional transaction amounts and fair values for the Company’s outstanding derivatives, by risk category and instrument type, as of September 30, 2002 and 2003, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2002		2003
	Notional Amount	Fair Value	Notional Amount	Fair Value

Foreign currency:
Forwards	$1,001	(14)	1,193	9
Options	$57	1	52	–
Interest rate swaps	$324	5	338	(1)
Commodity contracts	$156	(11)	95	8

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $296 and $335 at September 30, 2002 and 2003, respectively. The fair value and carrying value of an equity investment in a publicly-traded company were $131 and $190, respectively, at September 30, 2002, and $260 and $183, respectively, at September 30, 2003. Subsequent to year-end 2003, one-third of the shares were registered for sale in a filing with the Securities and Exchange Commission by the investee. The estimated fair value of each of the Company’s other classes of financial instruments approximated the related carrying value at September 30, 2002 and 2003.

(7) Short-term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2002	2003

Commercial paper	$1,262	117
Payable to banks	56	41
Other	242	233

Total	$1,560	391

Weighted average interest rate at year end	2.5%	1.7%

In 2001, the Company entered into an interest rate swap agreement, which fixed the rate on $250 of commercial paper at 6.0 percent through December 2010. In 2002, the swap was terminated when $250 of fixed-rate, long-term notes were issued and an equivalent amount of commercial paper was repaid. In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. The Company had 149 million and 138 million of British pound notes with interest rates of 4.4 percent and 3.6 percent, swapped to $217 and $222 at U.S. commercial paper rates at September 30, 2002 and 2003, respectively.

The Company and its subsidiaries maintained lines of credit amounting to $2,900 with various banks at September 30, 2003, to support short-term borrowings and to assure availability of funds at prevailing interest rates. Lines of credit totaling $1,500 are effective until June 2005, with the remainder effective until March 2004. There were no borrowings against U.S. lines of credit in the last three years. The Company’s subsidiaries maintained uncommitted bank credit facilities in various currencies of which approximately $350 was unused at September 30, 2003. In some instances, borrowings against these credit facilities have been guaranteed by the Company to facilitate funding at favorable interest rates. In addition, as of September 30, 2003, the Company could issue up to $500 of additional debt securities under its shelf registration with the Securities and Exchange Commission.

(8) Long-term Debt

Long-term debt is summarized as follows:

	2002	2003

7 7/8% notes due June 2005	$600	600
6.3% notes due November 2005	250	250
5 1/2% notes due September 2008	250	250
5% notes due October 2008	175	175
5.85% notes due March 2009	250	250
7 1/8% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	–	250
4 1/2% notes due May 2013	–	250
5 5/8% notes due November 2013	250	250
5% notes due December 2014	–	250
6% notes due August 2032	250	250
Other	224	212

	2,999	3,737
Less current maturities	9	4

Total	$2,990	3,733

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

Long-term debt maturing during each of the four years after 2004 is $615, $252, $1 and $251, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $274, $283 and $245 in 2001, 2002 and 2003, respectively.

(9) Retirement Plans

Retirement plan expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2001	2002	2003	2001	2002	2003

Defined benefit plans:
Service cost (benefits earned during the period)	$41	41	41	11	9	11
Interest cost	126	134	136	18	16	22
Expected return on plan assets	(186)	(178)	(187)	(24)	(21)	(22)
Net amortization	(1)	9	34	(1)	–	3

Net periodic pension (income) expense	(20)	6	24	4	4	14
Defined contribution and multiemployer plans	64	58	60	15	18	22

Total retirement plan expense	$44	64	84	19	22	36

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2002	2003	2002	2003

Benefit obligation, beginning	$1,725	1,871	304	342
Service cost	41	41	9	11
Interest cost	134	136	16	22
Actuarial losses	63	309	8	76
Benefits paid	(93)	(103)	(15)	(15)
Foreign currency and other	1	10	20	90

Benefit obligation, ending	$1,871	2,264	342	526

Fair value of plan assets, beginning	$1,753	1,703	293	279
Actual return on plan assets	(119)	74	(24)	(14)
Employer contributions	161	288	9	8
Benefits paid	(93)	(103)	(15)	(15)
Foreign currency and other	1	–	16	68

Fair value of plan assets, ending	$1,703	1,962	279	326

Plan assets in excess of (less than) benefit obligation as of June 30	$(168)	(302)	(63)	(200)
Unrecognized net loss	747	1,137	66	187
Unrecognized prior service costs (benefit)	14	12	(6)	(3)
Adjustment for fourth quarter contributions	–	1	–	11

Net amount recognized in the balance sheet	$593	848	(3)	(5)

	U.S. Plans			Non-U.S. Plans
Weighted average assumptions used to determine net pension expense:	2001	2002	2003	2001	2002	2003

Discount rate	8.00%	7.75%	7.25%	6.4%	6.4%	5.8%
Expected return on plan assets	10.50%	9.00%	9.00%	8.4%	8.5%	8.3%
Rate of compensation increase	4.50%	4.25%	3.75%	3.9%	3.9%	3.4%

At June 30, 2002 and 2003, the weighted-average assumptions of discount rate and rate of compensation increase used to determine the U.S. plans’ benefit obligations were 7.25% and 3.75%; and 6.00% and 3.25%, respectively. At June 30, 2002 and 2003, the weighted-average assumptions of discount rate and rate of compensation increase used to determine the non-U.S. plans’ benefit obligations were 5.8% and 3.4%; and 5.2% and 3.3%, respectively. At September 30, 2002 and 2003, the pension assets recognized in the balance sheet were $636 and $843, and the pension liabilities recognized in the balance sheet were $141 and $310, respectively; in addition, $95 and $310 were included in accumulated other comprehensive income at September 30, 2002 and 2003, respectively. As of the plans’ June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $328, $312 and $210, respectively, for 2002, and $905, $844 and $522, respectively, for 2003. As of the measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $50. Depending upon the performance of the equity and bond markets in 2004, the Company could be required to record a charge to equity. For example, if the discount rate was decreased by 10 percent, the accumulated benefit obligation for the plan would increase over $100 and result in an additional after-tax charge to stockholders’ equity of approximately $550.

(10) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 2001, 2002 and 2003, follows:

	2001	2002	2003

Service cost	$5	6	7
Interest cost	24	26	27
Net amortization	(2)	–	8

Net postretirement plan expense	$27	32	42

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2002	2003

Benefit obligation, beginning	$324	377
Service cost	6	7
Interest cost	26	27
Actuarial losses	54	46
Benefits paid	(35)	(40)
Acquisitions/divestitures and other	2	9

Benefit obligation, ending	377	426
Unrecognized net loss	(53)	(89)
Unrecognized prior service benefit (costs)	2	(8)

Postretirement benefit liability recognized in the balance sheet	$326	329

The assumed discount rates used in measuring the obligations as of September 30, 2001, 2002 and 2003, were 7.50 percent, 7.00 percent and 6.00 percent, respectively. The assumed health care cost trend rate for 2004 was 10.0 percent, declining to 5.0 percent in the year 2013. The assumed health care cost trend rate for 2003 was 9.0 percent, declining to 5.0 percent in the year 2011. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2003, and the 2003 postretirement plan expense by less than five percent.

(11) Contingent Liabilities and Commitments

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, management’s estimates of the outcomes of these matters, its experience in contesting, litigating and settling other similar matters, and any related insurance coverage.

Although it is not possible to predict the ultimate outcome of the matters discussed above, historically, the Company has been successful in defending itself against claims and suits that have been brought against it. The Company will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse development could have a material adverse impact on the Company.

The Company enters into indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, for example, environmental liabilities and unidentified tax liabilities related to periods prior to the disposition. Due to the uncertain nature of the indemnities, the maximum liability cannot be quantified. Liabilities for obligations are recorded when probable and when they can be reasonably estimated. Historically, the Company has not made significant payments for these obligations.

At September 30, 2003, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

(12) Income Taxes

Earnings from continuing operations before income taxes consist of the following:

	2001	2002	2003

United States	$1,168	1,124	790
Non-U.S.	446	466	624

Earnings from continuing operations before income taxes	$1,614	1,590	1,414

The principal components of income tax expense follow:

	2001	2002	2003

Current:
Federal	$432	204	170
State and local	34	11	7
Non-U.S.	170	109	154
Deferred:
Federal	(30)	173	73
State and local	1	26	17
Non-U.S.	(42)	(9)	(20)

Income tax expense	$565	514	401

The federal corporate statutory rate is reconciled to the Company’s effective income tax rate as follows:

	2001	2002	2003

Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.4	1.4	1.1
Export benefit	(1.4)	(1.7)	(1.7)
Foreign rate differential	(1.1)	(3.0)	(4.2)
Goodwill	2.6	–	1.3
Capital (losses) gains	(.3)	.4	(4.5)
Other	(1.1)	.2	1.3

Effective income tax rate	35.1%	32.3%	28.3%

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2002	2003

Deferred tax assets:
Accrued liabilities	$249	199
Postretirement and postemployment benefits	131	132
Employee compensation and benefits	82	98
NOL and tax credits	133	241
Capital loss benefit	–	238
Other	200	150

Total	$795	1,058

Valuation allowance	$(80)	(127)

Deferred tax liabilities:
Property, plant and equipment	$(270)	(298)
Leveraged leases	(144)	(137)
Pension	(193)	(214)
Intangibles	(128)	(156)
Other	(101)	(99)

Total	$(836)	(904)

Net deferred income tax asset (liability)	$(121)	27

At September 30, 2002 and 2003, respectively, net current deferred tax assets were $325 and $435, and net noncurrent deferred tax liabilities were $446 and $408. Total income taxes paid were approximately $590, $320 and $310 in 2001, 2002 and 2003, respectively. Approximately half of the net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods, primarily from 2006 through 2008. The Company expects to receive approximately $140 of the capital loss benefit in cash in 2004 due to the carryback of a capital loss against prior capital gains; the remaining $98 capital loss carryforward can be utilized through 2008 (see Note 3).

(13) Common Stock

The Company has various stock option plans that permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company’s common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 2003, approximately 10.3 million options were available for grant under these plans. Changes in the number of shares subject to option during 2001, 2002 and 2003, follow (shares in thousands):

	2001		2002		2003
	Average Price	Shares	Average Price	Shares	Average Price	Shares

Beginning of year	$47.15	10,147	$48.42	9,088	$49.66	10,413
Options granted	67.27	451	52.85	2,112	46.50	335
Options exercised	44.05	(1,219)	40.86	(591)	35.76	(444)
Options canceled	51.58	(291)	52.85	(196)	52.80	(245)

End of year	48.42	9,088	49.66	10,413	50.09	10,059

Exercisable at year end		4,625		6,016		7,610

Summarized information regarding stock options outstanding and exercisable at September 30, 2003, follows (shares in thousands):

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Average Contractual Life	Average Price	Shares	Average Price

up to $44	3,906	4.5 years	$42.06	3,259	$41.96
$45 to 54	4,039	7.2	52.14	2,386	52.52
$55 to 74	2,114	5.4	61.00	1,965	60.57

Total	10,059	5.7	50.09	7,610	50.08

During 2003, 335 thousand options were granted, resulting in $0.7 of compensation expense pursuant to FAS 123, which Emerson adopted effective October 1, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 5.7 percent, 4.2 percent and 2.8 percent, dividend yield of 2.3 percent, 2.9 percent and 3.4 percent for 2001, 2002 and 2003, respectively, and expected volatility of 25 percent and expected life of five years for all years. The weighted average fair value of options granted was $12.03, $11.03 and $8.13 for 2001, 2002 and 2003, respectively.

The Company’s Incentive Shares Plans authorize the distribution of common stock to key management personnel subject to certain conditions and restrictions. Upon accomplishment of the five-year performance objectives, 2,085,314 shares were distributed to participants in 2002, including 1,216,985 shares paid in cash; additionally, participants elected to defer 97,604 shares for future distribution. At September 30, 2003, 1,848,210 shares were outstanding with restriction periods of three to ten years, including 108,720 shares issued in 2003. In addition, 1,107,877 rights to receive common shares have been awarded, including 24,413 rights awarded in 2003, which are contingent upon accomplishing certain objectives by 2005. At September 30, 2003, approximately 3.5 million shares remained available for award under these plans. Compensation expense charged against income for the Company’s Incentive Shares Plans was $36, $27 and $28 for 2001, 2002 and 2003, respectively.

At September 30, 2003, 25,097,733 shares of common stock were reserved, primarily for issuance under the Company’s stock plans. During 2003, no treasury shares were acquired and 444,555 treasury shares were issued.

Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 20 percent or more of the Company’s common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 2008, unless earlier redeemed (at one-half cent per Right), exercised or exchanged under the terms of the plan.

(14) Business Segment Information

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Control segment includes measurement and analytical instrumentation, valves, control systems, and predictive maintenance systems. The Industrial Automation segment includes integral horsepower industrial motors, variable-speed and index drives, mechanical power transmission equipment, ultrasonic welding and cleaning, fluid control, destructive testing, and heating and lighting equipment. The Electronics and Telecommunications segment consists of uninterruptible power supplies, power conditioning equipment, environmental control systems, site monitoring systems, connectivity systems, and electrical switching equipment. The Heating, Ventilating and Air Conditioning (HVAC) segment consists of compressors, hermetic terminals, thermostats, and valves. The Appliance and Tools segment includes general and special purpose motors and controls, as well as hand and plumbing tools, storage products and disposers.

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements primarily include management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets primarily include cash and equivalents, investments, pensions, deferred charges, and certain fixed assets. Summarized information about the Company’s operations by business segment and by geographic area follows:

Business Segments

(See Notes 3, 4 and 5)

	Sales			Earnings			Total Assets
	2001	2002	2003	2001(a)	2002	2003	2001	2002	2003

Process Control	$3,398	3,396	3,394	358	387	388	3,573	3,506	3,531
Industrial Automation	2,956	2,500	2,600	402	297	330	2,567	2,354	2,422
Electronics & Telecommunications	3,590	2,465	2,316	359	119	168	3,303	2,878	2,721
HVAC	2,438	2,389	2,614	347	333	386	1,920	1,876	1,871
Appliance and Tools	3,500	3,437	3,453	503	456	479	2,366	2,393	2,388

	15,882	14,187	14,377	1,969	1,592	1,751	13,729	13,007	12,933
Discontinued operations (b)	(169)	(76)	(41)	25	25	12
Differences in accounting methods				191	149	127
Repositioning charge				(377)	–	–
Corporate and other				92	57	(245)	1,317	1,538	2,261
Sales eliminations / Interest	(402)	(363)	(378)	(286)	(233)	(231)

Total	$15,311	13,748	13,958	1,614	1,590	1,414	15,046	14,545	15,194

(a)	In connection with the adoption of FAS 142, fiscal 2002 and 2003 segment earnings exclude goodwill amortization. Fiscal 2001 segment earnings include goodwill amortization of $164 as follows: Process Control $56; Industrial Automation $26; Electronics and Telecommunications $51; HVAC $14; and Appliance and Tools $17. Reported 2001 segment earnings exclude the incremental repositioning charge of $377. The charges by segment were Process Control $69, Industrial Automation $22, Electronics and Telecommunications $83, HVAC $6, and Appliance and Tools $163. Including the charges, 2001 segment earnings were Process Control $289, Industrial Automation $380, Electronics and Telecommunications $276, HVAC $341, and Appliance and Tools $340.

(b)	Discontinued operations eliminates Dura-Line’s sales and operating losses, which are included in the Electronics and Telecommunications segment and the geographic amounts.

	Intersegment Sales			Depreciation and Amortization Expense			Capital Expenditures
	2001	2002	2003	2001	2002	2003	2001	2002	2003

Process Control	$4	3	2	188	124	114	77	76	69
Industrial Automation	18	12	15	125	93	97	85	67	55
Electronics & Telecommunications	15	14	4	128	81	71	104	33	34
HVAC	31	25	26	110	99	107	144	85	65
Appliance and Tools	334	309	331	148	134	136	135	105	102
Corporate and other				9	10	9	9	18	12

Total	$402	363	378	708	541	534	554	384	337

Changes in the goodwill balances during 2002 were primarily due to the transitional impairment charge and the addition of goodwill associated with the Avansys acquisition. Changes in the goodwill balances since September 30, 2002, are primarily due to the divestiture of Dura-Line and the impairment charge in the Electronics and Telecommunications segment. Currency fluctuations impacted the balances in all segments. Goodwill balances by business segment follow:

	2001	2002	2003

Process Control	$1,626	1,591	1,603
Industrial Automation	831	788	836
Electronics & Telecommunications	1,805	1,590	1,543
HVAC	376	377	378
Appliance and Tools	544	564	582

Total	$5,182	4,910	4,942

Geographic

	Sales by Destination			Property, Plant and Equipment
	2001	2002	2003	2001	2002	2003

United States	$9,291	8,073	7,687	2,355	2,162	1,970
Europe	3,087	2,766	3,169	492	489	504
Asia	1,412	1,563	1,712	255	280	297
Latin America	670	525	487	138	130	124
Other regions	1,020	897	944	48	55	67
Discontinued operations(b)	(169)	(76)	(41)

Total	$15,311	13,748	13,958	3,288	3,116	2,962

(15) Other Financial Data

Items reported in earnings during the years ended September 30, 2001, 2002 and 2003, include the following:

	2001	2002	2003

Depreciation	$462	457	463
Intangible asset amortization	82	84	71
Research, new product development and product improvement costs	594	530	514
Rent expense	219	216	227
Interest expense	304	250	246
Interest income	18	17	15

Other assets, other are summarized as follows:

	2002	2003

Pension plans	$636	843
Equity and other investments	326	336
Capitalized software	147	147
Leveraged leases	145	139
Intellectual property	113	104
Other	191	221

Total	$1,558	1,790

Items reported in accrued expenses include the following:

	2002	2003

Employee compensation	$344	382
Product warranty	138	148

Other liabilities are summarized as follows:

	2002	2003

Deferred income taxes	$514	503
Retirement plans	183	356
Postretirement plans, excluding current portion	306	309
Minority interest	104	114
Other	307	302

Total	$1,414	1,584

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $107 in 2004 and decline substantially thereafter.

(16) Quarterly Financial Information (Unaudited)

	First Quarter			Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2002		2003	2002	2003	2002	2003	2002	2003	2002		2003

Net sales	$3,272		3,226	3,404	3,465	3,550	3,573	3,522	3,694	13,748		13,958
Gross profit	$1,165		1,143	1,186	1,211	1,226	1,250	1,232	1,294	4,809		4,898
Earnings from continuing operations	$256		218	277	241	286	278	257	276	1,076		1,013
Net earnings	$(683	)(a)	217	275	236	281	360	249	276	122	(a)	1,089

Earnings from continuing operations per common share:
Basic	$0.61		0.52	0.66	0.58	0.69	0.66	0.61	0.66	2.57		2.42
Diluted	$0.61		0.52	0.66	0.57	0.68	0.66	0.61	0.66	2.56		2.41
Net earnings per common share:
Basic	$(1.63	)(a)	0.52	0.65	0.56	0.68	0.86	0.59	0.66	0.29	(a)	2.60
Diluted	$(1.62	)(a)	0.52	0.65	0.56	0.67	0.85	0.59	0.66	0.29	(a)	2.59

Dividends per common share	$.3875		.3925	.3875	.3925	.3875	.3925	.3875	.3925	1.55		1.57
Common stock prices:
High	$58.14		53.08	65.51	52.72	59.40	54.41	54.15	56.79	65.51		56.79
Low	$45.57		42.42	52.00	44.43	51.59	46.15	43.20	50.47	43.20		42.42

(a)	First quarter and fiscal 2002 include a cumulative effect of a change in accounting principle of $938 ($2.24 per basic share, or $2.23 per diluted share). See Note 5 for additional information.

The operating results of Dura-Line have been reclassified to discontinued operations for all years presented. See Notes 3 and 4 for information regarding non-recurring items and the Company’s acquisition and divestiture activities.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson’s operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

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