Form 10-K, Exhibit 13
period 2004-09-30
EMERSON ELECTRIC CO
filed 2004-11-18
CIK 32604

Exhibit 13

OVERVIEW

Emerson achieved record sales and strong earnings in the fiscal year ended September 30, 2004. Sales and earnings for all of the business segments increased over the prior year. The climate technologies and appliance and tools businesses drove U.S. sales gains, while the process management, industrial automation and network power businesses drove international sales growth. Strong growth in Asia, the United States and Latin America, moderate gains in Europe and favorable exchange rates contributed to these results. Profit margins improved primarily due to leverage on higher sales volume and benefits from previous rationalization actions. The Company continues to manage commodity cost inflation pressure through sourcing initiatives, productivity improvements and sales price. Emerson’s financial position remains strong and the Company continues to generate substantial cash flow.

RESULTS OF OPERATIONS

Fiscal Year 2004 Compared With Fiscal Year 2003

(dollars in millions, except per share amounts)	2003	2004	Change
Sales	$13,958	15,615	12%
Gross profit	$4,898	5,566	14%
Percent of sales	35.1%	35.6%
SG&A	$2,935	3,281
Percent of sales	21.0%	21.0%
Other deductions, net	$318	223
Interest expense, net	$231	210
Pretax earnings	$1,414	1,852	31%
Earnings from continuing operations	$1,013	1,257	24%
Net earnings	$1,089	1,257	15%
Continuing operations – EPS	$2.41	2.98	24%
Net earnings – EPS	$2.59	2.98	15%

Net Sales

Net sales for fiscal 2004 were a record $15.6 billion, an increase of almost $1.7 billion, or 12 percent, over net sales of $14.0 billion for fiscal 2003, with both U.S. and international sales contributing. The consolidated results reflect improving markets and increases in all five business segments, with an underlying sales (which exclude acquisitions, divestitures and currency) increase of 8 percent ($1,181 million) and an approximate 4 percentage point ($488 million) favorable impact from the strengthening Euro and other currencies. The underlying sales increase of 8 percent was driven by 8 percent growth in the United States and a total international sales increase of 9 percent, which primarily reflects 20 percent growth in Asia and 4 percent growth in Europe. The Company estimates that the underlying growth reflects the net result of an approximate 6 percentage point gain from volume and an approximate 3 percentage point impact from market penetration gains, partially offset by an approximate 1 percentage point negative impact from lower sales prices.

International Sales

International destination sales, including U.S. exports, increased 17 percent, to $7.4 billion in 2004, representing 47 percent of the Company’s total sales. U.S. exports were up 5 percent compared to the prior year, at $939 million. International subsidiary sales, including shipments to the United States, were $6.6 billion in 2004, up 18 percent over 2003. Excluding the net 9 percent impact from acquisitions, divestitures, and favorable currency translation, international subsidiary sales increased 9 percent compared to the prior year. Underlying destination sales grew 20 percent in Asia during the year, particularly in China, while sales grew 9 percent in Latin America and 4 percent in Europe.

Acquisitions and Divestitures

During 2004, the Company acquired the North American outside plant and power systems business of Marconi Corporation PLC, as well as several other smaller businesses for a total of approximately $414 million in cash. In the third quarter of 2003, the Company sold the Dura-Line fiber-optic conduit business, which is reported as discontinued operations. See discussion of Discontinued Operations below for additional information.

Costs and Expenses

Cost of sales for fiscal 2004 and 2003 were $10.0 billion and $9.1 billion, respectively. Cost of sales as a percent of net sales was 64.4 percent for 2004, compared with 64.9 percent in the prior year period. The increase in the gross profit margin from 35.1 percent in the prior year to 35.6 percent for 2004 primarily reflects increased volume and leverage on higher sales, as well as benefits realized from prior rationalization and other cost reduction efforts. These improvements, however, were partially offset by negative impacts from lower sales prices and higher costs for wages and benefits (including higher pension costs).

Selling, general and administrative (SG&A) expenses for 2004 were $3.3 billion compared with $2.9 billion for 2003. As a percent of sales, SG&A expenses were 21.0 percent in both 2004 and 2003. Leverage on higher sales and the benefits realized from prior rationalization efforts that improved the Company’s cost structure were offset by higher costs for wages and benefits.

Research and development expense was $486 million in 2004, compared with $464 million in 2003. Research and development as a percent of net sales was 3.1 percent in 2004 and 3.3 percent in 2003, reflecting Emerson’s continuing investment in technology to improve the Company’s competitive position.

Other deductions, net were $223 million for 2004, a $95 million decrease from the $318 million for the prior year. The decrease in other deductions, net was primarily due to the $54 million goodwill impairment charge in the prior year. Also, 2004 included gains totaling $27 million related to the sale of shares in MKS Instruments, Inc. and the Louisville Ladder investment, while 2003 included gains of $24 million from divestitures. In 2004, ongoing costs for the rationalization of operations were $129 million, down from $141 million in the prior year, primarily reflecting lower costs in the network power segment. See notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

Interest expense, net of $210 million in 2004 was down $21 million from the prior year of $231 million due to lower average borrowings. During 2004, the Company swapped $600 million of 7 7/8 % notes due June 2005 to a floating rate based on 3-month LIBOR.

Income Taxes

Income taxes for 2004 were $595 million compared to $401 million for the prior year. Prior year income taxes were reduced $68 million and the effective tax rate for 2003 was reduced 4 percentage points by the tax benefits from the restructuring of the Emerson Telecommunication Products business (“ETP”) net of the impairment charge. Excluding these items, the prior year rate is comparable to the approximate 32 percent effective tax rate in the current year.

Earnings From Continuing Operations

Earnings from continuing operations were $1.3 billion and diluted earnings per share were $2.98 for 2004, increases of 24 percent compared to $1.0 billion and $2.41 for 2003. These earnings results reflect increases for all of the business segments, particularly in the network power, process management and climate technologies businesses. The higher earnings also reflect increased volume and leverage from the higher sales, savings from cost reduction efforts, partially offset by lower sales prices and other items. The increase also reflects the decrease in other deductions, net discussed above, partially offset by a $14 million ($0.03 per share) contribution in the prior year from the tax benefits of the restructuring of the ETP business net of the impairment charge.

Discontinued Operations

In May 2003, the Board of Directors approved a plan to restructure the Jordan business acquired in 2000, in which the Dura-Line business would be sold and its other businesses would be retained by Emerson. Discontinued operations of $76 million, or $0.18 per share, in 2003 included a net gain of $83 million (including income tax benefit of $170 million), or $0.20 per share, related to the sale of Jordan stock including its Dura-Line operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for fiscal years 2003 and 2002. See note 3 for additional information.

Net Earnings and Return on Equity
Net earnings for 2004 were $1.3 billion, or $2.98 per share, compared to $1.1 billion, or $2.59 per share, for 2003, increases of 15 percent. Net earnings in 2003 include the net gain from discontinued operations of $76 million, or $0.18 per share. Net earnings as a percent of sales were 8.1 percent in 2004, compared to 7.8 percent in 2003. Return on average stockholders’ equity was 18.4 percent and 17.9 percent for 2004 and 2003, respectively.

Business Segments

Process Management

(dollars in millions)	2003	2004	Change
Sales	$3,394	3,703	9%
Earnings	$388	476	23%
Margin	11.4%	12.9%

Process management segment sales of $3.7 billion in 2004 were up $309 million, or 9 percent, over sales a year ago, as this segment continues to grow internationally, win large projects and expand systems and solutions. Underlying sales increased 5 percent, excluding a 4 percentage point ($140 million) favorable impact from currency translation and a less than 0.5 percentage point negative impact from divestitures, net of acquisitions. The increase in underlying sales reflects 21 percent growth in Asia, 11 percent growth in Latin America and 1 percent growth in Europe, while sales in the United States decreased 1 percent compared with the prior year. The slight decline in the United States reflects customers shifting production to lower cost areas. Underlying results were also driven by sales increases in most businesses, particularly the measurement business and the systems/solutions business due to project activity in Asia and the Middle East. Leverage from these higher sales during the year as well as savings from prior cost reduction efforts drove an increase in earnings before interest and taxes of 23 percent, from $388 million in the prior year to $476 million for 2004.

Industrial Automation

(dollars in millions)	2003	2004	Change
Sales	$2,600	2,936	13%
Earnings	$330	391	18%
Margin	12.7%	13.3%

Sales increases in most businesses drove a 13 percent increase in sales of the industrial automation segment to $2.9 billion for 2004, and an earnings increase of 18 percent. The nearly 7 percent increase in underlying sales volume, excluding a 6 percentage point ($157 million) favorable impact from currency, reflects almost 9 percent international sales growth, led by Europe with 5 percent and Asia with 28 percent, and a 4 percent increase in the United States. The results reflect solid improvements across nearly all the businesses from increased capital spending and industrial demand. The strongest growth across the segment was in the European generator business and the ultrasonic plastic joining business worldwide. The U.S. increase reflects growth in the capital goods markets due to a strong upturn in U.S. industrial fixed investment in 2004. Earnings increased 18 percent to $391 million for 2004, compared with $330 million in the prior year, reflecting benefits from prior cost reduction efforts and increased volume and leverage from higher sales, partially offset by higher litigation costs related to the electrical products business.

Network Power

(dollars in millions)	2003	2004	Change
Sales	$2,316	2,692	16%
Earnings	$168	297	77%
Margin	7.2%	11.0%

Network power segment sales of $2.7 billion for 2004 increased 16 percent compared to the prior year, as Emerson benefited from favorable market dynamics that are driving demand for power systems and cooling, as well as global services and embedded power modules. An underlying sales increase of 13 percent, primarily due to volume, helped drive the increase in sales and a 77 percent increase in segment earnings. Underlying sales exclude a 3 percentage point favorable impact from currency and a less than 0.5 percent net impact from the prior-year Dura-Line divestiture and the current-year Marconi acquisition. The underlying sales increase includes penetration gains, particularly in the OEM power business, which are estimated to have contributed approximately 4 percentage points of the sales growth, offset by an estimated 4 percentage point impact from lower prices, due in part to the introduction of next generation products at lower price points. These results reflect increases in all major geographic regions, led by a 22 percent increase in Asia, an 11 percent increase in the United States and a 10 percent increase in Europe. The U.S. increase reflects the strong upturn in U.S. investment in communication and non-residential computer equipment in 2004. Emerson continues to build upon its Emerson Network Power China (Avansys) acquisition by increasing the Company’s penetration in China and Asia, and leveraging its engineering resources to design next generation products. Improvements in capital spending in nearly all of this segment’s served markets also helped drive increased sales in the climate and power systems business. Earnings increased $129 million to $297 million, compared with $168 million in the prior year, primarily reflecting increased volume and leverage from higher sales. Earnings also reflect lower material costs, benefits from prior cost reduction efforts, and a $13 million reduction in rationalization costs, partially offset by the impact from lower sales prices. Rationalization costs during 2004 included severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis.

Climate Technologies

(dollars in millions)	2003	2004	Change
Sales	$2,614	2,983	14%
Earnings	$386	467	21%
Margin	14.8%	15.7%

Sales of the climate technologies segment were $3.0 billion in 2004, an increase of 14 percent compared to the prior year period, due to an underlying sales increase of nearly 12 percent and a more than 2 percentage point favorable impact from currency. The underlying sales increase was driven by favorable end market conditions and penetration gains which are estimated to have contributed approximately 7 percentage points of the sales growth. The underlying sales increase reflects 15 percent growth in the United States, 11 percent growth in Asia and increases in all of the businesses. In particular, increased demand in the North American and Asian residential air-conditioning markets led to very strong sales growth in the compressor business in these regions. Sales of Emerson’s Copeland Scroll compressor continue to grow as a result of the trend towards higher-efficiency equipment in served markets, the expansion of scroll technology into large commercial applications and the introduction of new modulated capacity scroll product offerings. In addition, the controls, thermostat and valves businesses all had very strong growth for the year. Climate technologies’ earnings increased 21 percent to $467 million compared to $386 million in the prior year, primarily due to increased volume and leverage from higher sales. Earnings also reflect benefits from prior cost reduction efforts and material cost containment, partially offset by pricing pressures, particularly in Asia.

Appliance and Tools

(dollars in millions)	2003	2004	Change
Sales	$3,453	3,749	9%
Earnings	$479	530	11%
Margin	13.9%	14.1%

The appliance and tools segment sales increased almost 9 percent to $3.7 billion for 2004. Underlying sales increased 8 percent, primarily due to volume, excluding a more than 2 percentage point favorable impact from currency and a negative impact of more than 1 percentage point related to exiting the manufacturing of bench top and stationary power tools. The improved underlying sales results reflect gains for all of the businesses within the appliance and tools segment, particularly very strong growth in motors, residential storage and disposers. The increase in motors was aided by penetration gains in European appliance motors and underlying growth in hermetic motors. The residential storage and disposers increases resulted from strength in new and existing home markets, as evidenced by the strong growth in U.S. residential investment in 2004, and higher demand at major retailers during the year. Earnings for 2004 of $530 million were up 11 percent from $479 million in 2003, primarily due to increased volume and leverage from higher sales and savings from prior cost reduction efforts, which were impacted by higher commodity costs and sales price pressure. Rationalization costs of $47 million during 2004 included severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency.

Fiscal Year 2003 Compared With Fiscal Year 2002

(dollars in millions, except per share amounts)	2002	2003	Change
Sales	$13,748	13,958	2%
Gross Profit	$4,809	4,898	2%
Percent of sales	35.0%	35.1%
SG&A	$2,904	2,935
Percent of sales	21.1%	21.0%
Other deductions, net	$82	318
Interest expense, net	$233	231
Pretax earnings	$1,590	1,414	(11%	)
Earnings from continuing operations	$1,076	1,013	(6%	)
Net earnings	$122	1,089	795%
Continuing operations – EPS	$2.56	2.41	(6%	)
Net earnings – EPS	$0.29	2.59	793%

Net Sales

Net sales for 2003 were $14.0 billion, an increase of $210 million, or 2 percent, from 2002. Consolidated results include a nearly 4 percentage point (approximately $520 million) favorable impact from currency and a less than 1 percentage point negative impact from divestitures, net of acquisitions. Underlying sales decreased 1 percent from the prior year, reflecting the continuing difficult economic environment. The Company estimates that underlying sales reflect an approximate 1 percentage point negative impact from price. Sales in the United States declined $301 million, or 4 percent, from the prior year, while international sales increased 2 percent, driven by strong growth in Asia. A 7 percent underlying sales increase in the climate technologies segment was more than offset by a 7 percent decline in underlying sales of the network power segment and modest declines in the other business segments.

International Sales

International destination sales, including U.S. exports, increased 10 percent, to $6.3 billion in 2003, representing 45 percent of the Company’s total sales. U.S. exports were down 6 percent compared to the prior year, at $893 million, reflecting the general sluggish economic environment, divestitures, and a shift in supplying some non-U.S. customers locally rather than from the United States. International subsidiary sales, including shipments to the United States, were $5.6 billion in 2003, up 12 percent over 2002. Emerson continued to expand in Asia during the year, particularly in China, which showed strength in the fourth quarter, to capitalize on market opportunities and further improve the Company’s cost position. European markets served by Emerson showed signs of recovery, with sales improving in the second half of the year. Excluding the net 10 percent impact from acquisitions, divestitures and favorable currency translation, international subsidiary sales increased 2 percent compared to the prior year.

Acquisitions and Divestitures

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

Costs and Expenses

Cost of sales for fiscal 2003 and 2002 were $9.1 billion and $8.9 billion, respectively, an increase of 1 percent. Cost of sales as a percent of net sales was 64.9 percent in 2003, compared with 65.0 percent in 2002. The improvement in the gross profit margin in 2003 was primarily the result of the Company’s cost reduction efforts and productivity improvement programs despite a negative impact of 0.2 points from higher pension expense.

Selling, general and administrative expenses were $2.9 billion in both 2003 and 2002. As a percent of net sales, SG&A expenses were 21.0 percent and 21.1 percent in 2003 and 2002, respectively.

Research and development expense was $464 million in 2003, compared with $474 million in 2002. Research and development as a percent of net sales was 3.3 percent in 2003 and 3.4 percent in 2002, reflecting Emerson’s continuing investment in technology to improve the Company’s competitive position.

Other deductions, net were $318 million in 2003, compared with $82 million in 2002. Fiscal 2003 increased $236 million over the prior year due to $207 million of lower divestiture gains in 2003 and a 2003 goodwill impairment charge of $54 million related to the businesses in the network power segment. Fiscal 2002 included gains of $85 million and $42 million from the divestitures of the Chromalox and Daniel Valve businesses, respectively, and a $93 million gain from the ENI transaction. Also included in other deductions, net were ongoing costs for the rationalization of operations of $141 million and $190 million in 2003 and 2002, respectively. Higher levels of rationalization in 2002 related to cost structure improvements in response to the difficult economic environment. See notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

Interest expense, net of $231 million in 2003 was down slightly from the prior year of $233 million. During 2003, the Company issued $750 million of long-term debt to decrease commercial paper borrowings.

Income Taxes

Income taxes were $401 million and $514 million in 2003 and 2002, respectively. The 2003 effective tax rate was 28.3 percent, compared with 32.3 percent in 2002. In 2003, income taxes and the effective tax rate were reduced $68 million and 4 percent, respectively, by the tax benefits from the restructuring of the ETP business net of the impairment charge. Excluding these items, the rate is more indicative of the ongoing tax rate and is comparable to the effective tax rate in the prior year.

Earnings From Continuing Operations

Earnings from continuing operations were $1.0 billion, or $2.41 per share, in 2003, down from $1.1 billion, or $2.56 per share, in 2002. Lower income taxes in 2003 and $159 million of higher profits contributed by the business segments were more than offset by lower divestiture gains in 2003 and the impairment charge, discussed above in other deductions, net.

Cumulative Effect of Change in Accounting Principle

Effective October 1, 2001, Emerson adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” The transitional goodwill impairment recognized upon adoption of FAS 142 is a required change in accounting principle, and the cumulative effect of adopting this standard resulted in a non-cash, after-tax decrease to 2002 net earnings and diluted earnings per share of $938 million and $2.23, respectively. Also as a result of the adoption of this standard, goodwill is no longer subject to amortization. See note 6 for additional information.

Net Earnings and Return on Equity

Net earnings of $1.1 billion and earnings per share of $2.59 for 2003 included the gain from discontinued operations of $76 million, or $0.18 per share. Net earnings in 2002 were $122 million, or $0.29 per share, including an accounting change of $938 million, or $2.23 per share (net earnings were $1.1 billion, or $2.52 per share, excluding the accounting change). Net earnings as a percent of sales were 7.8 percent in 2003, compared to 7.7 percent in 2002 (excluding the accounting change). Return on average stockholders’ equity was 17.9 percent in 2003 and 2002 (excluding the accounting change).

Business Segments

Process Management

(dollars in millions)	2002	2003	Change
Sales	$3,396	3,394	– %
Earnings	$387	388	– %
Margin	11.4%	11.4%

Process management segment sales of $3.4 billion in 2003 were comparable with the prior year. Reported sales include an almost 5 percentage point ($153 million) favorable impact from currency, which was partially offset by a nearly 3 percentage point impact from the Daniel Valve and Intellution divestitures. Excluding acquisitions, divestitures and currency, underlying sales declined 2 percent due to 9 percent and 7 percent declines in the United States and Latin America, respectively, which were partially offset by 4 percent growth in Europe and 7 percent growth in Asia. Process management continued its market penetration and geographic expansion despite the ongoing weakness in the U.S. market. Systems, services and solutions businesses continued growing with strong new project activity and displacement of competitors in the market. Earnings before interest and taxes were $388 million in 2003, compared to $387 million in the prior year, reflecting increased sales and profitability in the systems, solutions and measurement businesses, offset by weakness in the valve businesses and $9 million in higher costs for the rationalization of operations during the year.

Industrial Automation

(dollars in millions)	2002	2003	Change
Sales	$2,500	2,600	4%
Earnings	$297	330	11%
Margin	11.9%	12.7%

Sales in the industrial automation segment increased 4 percent to $2.6 billion in 2003, reflecting a 7 percentage point ($170 million) favorable impact from currency, which was partially offset by a 1 percentage point impact from divestitures. An almost 2 percent decline in underlying sales reflects weakness in industrial activity in the United States, which contributed to a 6 percent decline in U.S. sales, partially offset by 3 percent international sales growth, led by a 9 percent increase in Asia and 2 percent growth in Europe. Most end markets have begun to stabilize. This stability together with the benefits from restructuring drove earnings growth in the segment. Margin improvements in the fluid control valves, variable-speed drives and materials joining businesses, as well as $13 million lower rationalization costs, led to an 11 percent increase in earnings to $330 million in 2003 from $297 million in 2002.

Network Power

(dollars in millions)	2002	2003	Change
Sales	$2,465	2,316	(6%	)
Earnings	$119	168	41%
Margin	4.8%	7.2%

The network power segment reported sales of $2.3 billion in 2003, down 6 percent from 2002. Underlying sales, excluding a 2 percentage point impact from divestitures and a 3 percentage point favorable impact from currency, declined 7 percent as a result of significant declines in most major geographic regions, except Asia and Latin America which turned positive in the fourth quarter. The significant restructuring efforts in this business paid off and helped drive margins higher. Despite lower sales volume, earnings increased $49 million, or 41 percent, to $168 million in 2003, primarily driven by the precision cooling and power systems business and $25 million lower rationalization costs in the current year. This business segment strengthened its position through 2003 with a continued focus on restructuring initiatives, engineering and technology investments, and international expansion.

Climate Technologies

(dollars in millions)	2002	2003	Change
Sales	$2,389	2,614	9%
Earnings	$333	386	16%
Margin	13.9%	14.8%

Sales in the climate technologies segment increased over 9 percent to $2.6 billion in 2003, driven by continued global penetration gains, market growth and a nearly 3 percentage point favorable impact from currency. The underlying sales increase of nearly 7 percent compared to the prior year reflects 22 percent growth in Asia and almost 19 percent growth in Latin America, and 5 percent and 4 percent increases, respectively, in the United States and the European commercial market. The combination of new wins, market dynamics, and higher efficiency regulations worldwide is driving long-term scroll technology penetration and growth. In addition, energy management and site monitoring services are growing, particularly by helping supermarkets reduce energy costs and safeguard food quality. Climate technologies earnings increased $53 million, or 16 percent, over the prior year to $386 million, primarily due to higher sales and improved margins from increased operating efficiencies for the compressor and heating controls businesses in 2003.

Appliance and Tools

(dollars in millions)	2002	2003	Change
Sales	$3,437	3,453	– %
Earnings	$456	479	5%
Margin	13.3%	13.9%

The appliance and tools segment sales were $3.5 billion in 2003, compared to sales of $3.4 billion in the prior year. Sales reflect a 3 percent decline in underlying sales, which was offset by a 2 percentage point favorable impact from currency and an almost 1 percentage point impact from acquisitions. Earnings of $479 million were up 5 percent over $456 million in 2002, primarily driven by the disposer, residential storage and plumbing tools businesses and $13 million lower costs for rationalization compared to the prior year, partially offset by weakness in the motors business. Residential storage products sales continued to show strength, driven by new product offerings, innovative Web-enabled design and support services, and favorable market conditions. The motors and appliance component business sales declined moderately, while the construction and tools business sales declined slightly, partially resulting from exiting the manufacturing of power woodworking tools. Emerson made the strategic business decision to discontinue the manufacture of bench top and stationary woodworking power tools, which had sales of approximately $60 million in 2003.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and is in a strong financial position with total assets of $16 billion and stockholders’ equity of $7 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow

Emerson generated record operating cash flow of $2.2 billion in 2004, a 28 percent increase from the prior year. Operating cash flow was $1.7 billion in 2003, a decrease of 5 percent compared with $1.8 billion in 2002. Cash flow in 2004 reflects continued improvements in operating working capital, particularly an 8 percent increase in days payable outstanding and a 3 percent decrease in days sales outstanding. At September 30, 2004, operating working capital as a percentage of sales was 10.5 percent, compared with 12.7 percent and 12.6 percent in 2003 and 2002, respectively. Operating working capital as a percentage of sales for 2003 was negatively impacted 1 percentage point by approximately $140 million of tax benefits received in cash in 2004 due to the carryback of a capital loss against prior capital gains. Operating cash flow was decreased by pension contributions of $167 million, $308 million and $169 million in 2004, 2003 and 2002, respectively. Pension contributions are expected to be less than $100 million in 2005.

Free cash flow (operating cash flow less capital expenditures) was $1.8 billion in 2004, compared to $1.4 billion in 2003 and 2002. The 30 percent increase in 2004 was driven by higher net earnings, improved operating working capital and lower pension contributions, which were partially offset by higher capital spending. The slight decrease in 2003 was primarily due to the higher pension contribution made during the year and changes in working capital, offset by lower capital expenditures. Capital expenditures were $400 million, $337 million and $384 million in 2004, 2003 and 2002, respectively. In 2005, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson’s acquisitions was $414 million, $6 million and $754 million in 2004, 2003 and 2002, respectively.

Dividends were $675 million ($1.60 per share, up 1.9 percent) in 2004, compared with $661 million ($1.57 per share) in 2003, and $652 million ($1.55 per share) in 2002. In November 2004, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.66 per share. In 2004 and 2002, approximately 2,630,000 and 360,000 shares, respectively, were repurchased under the fiscal 1997 and 2002 Board of Directors’ authorizations; 37.6 million shares remain available for repurchase under the 2002 authorization and none remain available under the 1997 authorization. The Company did not repurchase any shares during 2003 under these plans. Net purchases of treasury stock totaled $121 million and $20 million in 2004 and 2002, respectively, compared to net issuances of $11 million in 2003.

Leverage/Capitalization

Total debt decreased to $4.0 billion at the end of 2004. Total debt in 2003 decreased to $4.1 billion from $4.6 billion in 2002. The total debt-to-capital ratio was 35.8 percent at year-end 2004, compared with 39.0 percent for 2003 and 44.2 percent for 2002. At September 30, 2004, net debt (total debt less cash and equivalents and short-term investments) was 27.0 percent of net capital (net debt plus stockholders’ equity), compared with 34.5 percent of net capital in 2003 and 42.0 percent of net capital in 2002. The cumulative effect of change in accounting principle in 2002 increased these ratios by almost 4 percentage points. The operating cash flow-to-debt ratio was 54.9 percent, 42.0 percent and 39.9 percent in 2004, 2003 and 2002, respectively. The Company’s interest coverage ratio (earnings from continuing operations before income taxes and interest expense, divided by interest expense) was 8.9 times in 2004, compared with 6.7 times in 2003 and 7.4 times in 2002. The increase in the interest coverage ratio in 2004 from 2003 reflects higher earnings and lower average borrowings, partially offset by higher interest rates. The decrease in the interest coverage ratio from 2002 to 2003 reflects lower earnings and higher interest rates on new issuances of long-term debt that replaced commercial paper, which were partially offset by lower average borrowings. See notes 3, 8 and 9 for additional information.

At year-end 2004, the Company and its subsidiaries maintained lines of credit amounting to $2,750 million to support short-term borrowings, and had uncommitted bank credit facilities to support non-U.S. operations of which approximately $420 million was unused at September 30, 2004. Two-thirds of the credit lines ($1,833 million) are effective until March 2009, with the remainder effective until March 2005. The 364-day credit lines do not contain any financial covenants, while the five-year credit lines require the Company to maintain minimum stockholders’ equity of $4,000 million. The 364-day credit lines may be converted to a one-year term loan within 60 days prior to maturity in March 2005 at the Company’s option. The credit line agreements are not subject to termination based upon a change in credit ratings or a material adverse change. In addition, as of September 30, 2004, the Company could issue up to $2.5 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration with the Securities and Exchange Commission. The Company’s long-term debt is rated A2 by Moody’s Investors Service and A by Standard and Poor’s.

Contractual Obligations

At September 30, 2004, the Company’s contractual obligations, including estimated payments due by period, are as follows (dollars in millions):

		Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More Than 5 years
Long-term Debt	$3,758	622	253	731	2,152
Operating Leases	384	117	137	64	66
Purchase Obligations	1,037	771	240	26	–
Total	$5,179	1,510	630	821	2,218

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $1.7 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in note 16, which primarily consist of deferred income tax and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See notes 10, 11 and 13 for additional information.

Financial Instruments

The Company is exposed to market risk related to changes in interest rates, copper and other commodity prices and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates, ten-percent decrease in commodity prices or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results and lower commodity prices would benefit future earnings through lower cost of sales. See notes 1, 7, 8 and 9.

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

Revenue Recognition

The Company recognizes substantially all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with SOP No. 97-2, “Software Revenue Recognition.” Sales sometimes include multiple items including services such as installation. In such instances, revenue assigned to each item is based on that item’s objectively determined fair value, and revenue is recognized individually for delivered items only if the delivered items have value to the customer on a standalone basis, performance of the undelivered items is probable and substantially in the Company’s control and the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

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

Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. See note 1.

Long-lived Assets

Long-lived assets, which primarily include goodwill and property, plant and equipment, are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. In 2002, the Company adopted FAS 142 and recorded a transitional impairment charge as a cumulative effect of change in accounting principle. In 2003, a goodwill impairment charge related to the network power segment was recorded. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. See notes 1, 3 and 6.

Retirement Plans

Defined benefit plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. In 2002, the Company adjusted the expected long-term rate of return on plan assets to 9.0 percent, down from 10.5 percent, which increased retirement plan expense approximately $30 million in 2003. In 2003, the Company adjusted the expected long-term rate of return on plan assets to 8.5 percent and adjusted the discount rate for the U.S. retirement plans to 6.0 percent, which increased retirement plan expense approximately $50 million in 2004. Effective for 2005, the Company adjusted the discount rate for the U.S. retirement plans to 6.25 percent. Defined benefit pension plan expense is expected to be approximately $90 million in 2005. As of the June 30, 2004, measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $250 million, and an additional $50 million was contributed to the plan in the fourth quarter of 2004. If the performance of the equity and bond markets in 2005 eliminates the $300 million excess, the Company could be required to record an after-tax charge to equity of approximately $550 million. The Company expects to contribute less than $100 million to defined benefit plans in 2005. See note 10.

Income Taxes

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or indefinitely retained for continuing international operations. In those cases in which distributions have been made, additional income taxes have not been significant. See note 13.

The American Jobs Creation Act of 2004 was signed into law on October 22, 2004. The new law repeals an export tax benefit, provides for a 9 percent deduction on U.S. manufacturing income, and allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. Based on fiscal year 2004 and when fully phased-in, management estimates that the repeal of the export tax benefit will increase income tax expense approximately $25 million per year but expects a significant portion of this cost to be offset by the deduction on manufacturing income. The Company is also considering the implications of the new law on repatriation of foreign earnings, which reduces the Federal income tax rate to 5.25 percent on earnings distributed from non-U.S. subsidiaries for a one-year period.

Consolidated Statements of Earnings

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30

(Dollars in millions except per share amounts)

	2002	2003	2004
Net sales	$13,748	13,958	15,615
Costs and expenses:
Cost of sales	8,939	9,060	10,049
Selling, general and administrative expenses	2,904	2,935	3,281
Other deductions, net	82	318	223
Interest expense (net of interest income: 2002, $17; 2003, $15; 2004, $24)	233	231	210
Earnings from continuing operations before income taxes	1,590	1,414	1,852
Income taxes	514	401	595
Earnings from continuing operations	1,076	1,013	1,257
Net gain (loss) from discontinued operations	(16)	76	–
Earnings before cumulative effect of change in accounting principle	1,060	1,089	1,257
Cumulative effect of change in accounting principle	(938)	–	–
Net earnings	$122	1,089	1,257

Basic earnings per common share:
Earnings from continuing operations	$2.57	2.42	3.00
Discontinued operations	(0.04)	0.18	–
Cumulative effect of change in accounting principle	(2.24)	–	–
Basic earnings per common share	$0.29	2.60	3.00

Diluted earnings per common share:
Earnings from continuing operations	$2.56	2.41	2.98
Discontinued operations	(0.04)	0.18	–
Cumulative effect of change in accounting principle	(2.23)	–	–
Diluted earnings per common share	$0.29	2.59	2.98

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

EMERSON ELECTRIC CO. AND SUBSIDIARIES

September 30

(Dollars in millions except per share amounts

ASSETS	2003	2004
Current assets
Cash and equivalents	$696	1,346
Receivables, less allowances of $82 in 2003 and $78 in 2004	2,650	2,932
Inventories:
Finished products	628	693
Raw materials and work in process	930	1,012
Total inventories	1,558	1,705
Other current assets	596	433
Total current assets	5,500	6,416

Property, plant and equipment
Land	178	184
Buildings	1,341	1,402
Machinery and equipment	5,129	5,284
Construction in progress	216	249
	6,864	7,119
Less accumulated depreciation	3,902	4,182
Property, plant and equipment, net	2,962	2,937

Other assets
Goodwill	4,942	5,259
Other	1,790	1,749
Total other assets	6,732	7,008
	$15,194	16,361

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2003	2004
Current liabilities
Short-term borrowings and current maturities of long-term debt	$391	902
Accounts payable	1,397	1,629
Accrued expenses	1,513	1,695
Income taxes	116	113
Total current liabilities	3,417	4,339

Long-term debt	3,733	3,136

Other liabilities	1,584	1,648

Stockholders’ equity
Preferred stock of $2.50 par value per share.
Authorized 5,400,000 shares; issued— none	–	–
Common stock of $.50 par value per share.
Authorized 1,200,000,000 shares; issued 476,677,006 shares; outstanding 421,154,464 shares in 2003 and 419,428,547 shares in 2004	238	238
Additional paid-in capital	65	87
Retained earnings	8,889	9,471
Accumulated other comprehensive income	(386)	(88)
	8,806	9,708
Less cost of common stock in treasury, 55,522,542 shares in 2003 and 57,248,459 shares in 2004	2,346	2,470
Total stockholders’ equity	6,460	7,238
	$15,194	16,361

Consolidated Statements of Stockholders’ Equity

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30

(Dollars in millions except per share amounts)

	2002	2003	2004
Common stock	$238	238	238
Additional paid-in capital
Beginning balance	31	52	65
Stock plans and other	21	13	22
Ending balance	52	65	87
Retained earnings
Beginning balance	8,991	8,461	8,889
Net earnings	122	1,089	1,257
Cash dividends (per share: 2002, $1.55; 2003, $1.57; 2004, $1.60)	(652)	(661)	(675)
Ending balance	8,461	8,889	9,471
Accumulated other comprehensive income
Beginning balance	(741)	(647)	(386)
Foreign currency translation	132	366	264
Minimum pension liability (net of tax of: 2002, $18; 2003, $82; 2004, $(24))	(30)	(133)	32
Cash flow hedges and other (net of tax of: 2002, $5; 2003, $(17); 2004, $(2))	(8)	28	2
Ending balance	(647)	(386)	(88)
Treasury stock
Beginning balance	(2,405)	(2,363)	(2,346)
Acquired	(17)	–	(157)
Issued under stock plans and other	59	17	33
Ending balance	(2,363)	(2,346)	(2,470)
Total stockholders’ equity	$5,741	6,460	7,238
Comprehensive income
(Net earnings, Foreign currency translation, Minimum pension liability and Cash flow hedges)	$216	1,350	1,555

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30

(Dollars in millions)

	2002	2003	2004
Operating Activities
Net earnings	$122	1,089	1,257
Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of change in accounting principle	938	–	–
Depreciation and amortization	541	534	557
Changes in operating working capital	432	266	322
Pension funding	(169)	(308)	(167)
Gains on divestitures and other	(46)	150	247
Net cash provided by operating activities	1,818	1,731	2,216
Investing activities
Capital expenditures	(384)	(337)	(400)
Purchases of businesses, net of cash and equivalents acquired	(754)	(6)	(414)
Divestitures of businesses and other, net	257	39	97
Net cash used in investing activities	(881)	(304)	(717)
Financing activities
Net decrease in short-term borrowings	(975)	(1,232)	(106)
Proceeds from long-term debt	751	746	29
Principal payments on long-term debt	(38)	(17)	(16)
Net (purchases) issuances of treasury stock	(20)	11	(121)
Dividends paid	(652)	(661)	(675)
Net cash used in financing activities	(934)	(1,153)	(889)
Effect of exchange rate changes on cash and equivalents	22	41	40
Increase in cash and equivalents	25	315	650
Beginning cash and equivalents	356	381	696
Ending cash and equivalents	$381	696	1,346

Changes in operating working capital
Receivables	$155	8	(134)
Inventories	265	161	(8)
Other current assets	12	12	202
Accounts payable	101	57	123
Accrued expenses	(72)	24	114
Income taxes	(29)	4	25
	$432	266	322

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

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, “Business Combinations.” FAS 141 requires the purchase method of accounting and eliminates the pooling-of-interests method. Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and therefore ceased amortizing goodwill as of that date. Prior to the adoption of FAS 142, goodwill was amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or a business one level below an operating segment if discrete financial information is prepared and regularly reviewed by the segment manager. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of reporting units are estimated using discounted cash flows and market multiples.

All of the Company’s intangible assets (other than goodwill) are subject to amortization. Capitalized software is being amortized on a straight-line basis with a weighted-average life of three years. Other intangibles consist of intellectual property (such as patents) and customer relationships which are being amortized on a straight-line basis with a weighted-average life of ten years. Based on intangible assets as of September 30, 2004, amortization expense will approximate $72 in 2005, $64 in 2006, $46 in 2007, $32 in 2008 and $25 in 2009.

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

Revenue Recognition

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” Sales sometimes include multiple items including services such as installation. In such instances, revenue assigned to each item is based on that item’s objectively determined fair value, and revenue is recognized individually for delivered items only if the delivered items have value to the customer on a standalone basis, performance of the undelivered items is probable and substantially in the Company’s control and the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

Stock-Based Compensation

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). Under the Standard’s prospective method of adoption, options granted, modified or settled after September 30, 2002, are expensed based on their fair value at date of grant over the vesting period, generally three years. Previously, the Company accounted for options pursuant to Accounting Principles Board Opinion No. 25, and no expense was recognized. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2002	2003	2004
Net earnings, as reported	$122	1,089	1,257
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	17	18	42
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	34	25	48
Pro forma net earnings	$105	1,082	1,251

Earnings per share:
Basic - as reported	$0.29	2.60	3.00
Basic - pro forma	$0.25	2.58	2.99

Diluted - as reported	$0.29	2.59	2.98
Diluted - pro forma	$0.25	2.57	2.97

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

Income Taxes

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $2,390 at September 30, 2004). These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. In those cases in which distributions have been made, additional income taxes have not been significant.

Comprehensive Income

Comprehensive income is primarily comprised of net earnings, foreign currency translation, minimum pension liability and cash flow hedges. Accumulated other comprehensive income, after-tax, consists of a foreign currency translation credit of $83 and a charge of $181, minimum pension liability charges of $160 and $192, and cash flow hedges and other charges of $11 and $13 at September 30, 2004 and 2003, respectively.

Financial Statement Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Effective October 1, 2002, Emerson adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. The operating results of Dura-Line are classified as discontinued operations in the Consolidated Statements of Earnings for 2003 and 2002 (see Note 3).

(2)	WEIGHTED AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow (shares in millions):

	2002	2003	2004
Basic	418.9	419.1	419.3
Dilutive shares	2.0	1.8	2.9
Diluted	420.9	420.9	422.2

(3)	ACQUISITIONS AND DIVESTITURES

In the fourth quarter of 2004, the Company acquired the outside plant and power systems business of Marconi Corporation PLC, a leading provider of DC power products and engineering and installation services to major telecommunication carriers throughout North America, which is included in the Network Power segment. Marconi (renamed Emerson Network Power Energy Systems - North America) and several smaller businesses acquired during 2004 for a total of $414 in cash (net of cash and equivalents acquired) had annualized sales of approximately $430. Goodwill of $224 (substantially all of which is expected to be deductible for tax purposes) and intangible assets of $120 (all of which is being amortized on a straight-line basis with a weighted-average life of 14 years) were recognized from these transactions. Third-party valuations of assets are in-process; thus, the allocations of the purchase prices are subject to refinement.

Several small businesses were also acquired during 2003. Due to challenging market conditions, Emerson began evaluating strategies during 2003 to maximize the value of the Jordan business (renamed Emerson Telecommunication Products, Inc. (“Jordan”)) acquired in 2000. In May 2003, the Board of Directors approved a plan to restructure Jordan in which all but one of its businesses would be retained by Emerson (and will continue to do business as Emerson Telecommunication Products, LLC (“ETP”)), and the Dura-Line fiber-optic conduit business would be sold. In June 2003, after the restructuring, the Jordan stock, including its Dura-Line operations, was sold for $6, resulting in a pretax loss of $87, which is reported as discontinued operations. In addition, an appraisal of the retained ETP business was performed. All of the businesses in the Network Power segment, including ETP, were reviewed for impairment and a goodwill impairment charge of $54 was recorded in the third quarter of 2003, the majority of which related to the ETP business. The restructuring and sale resulted in income tax benefits of $238 as the tax basis in the stock of these businesses significantly exceeded the carrying value primarily due to a goodwill impairment of $647 in 2002. Approximately $164 of the benefits were received in cash in 2004 due to the carryback of the capital loss against prior capital gains and application to current year capital gains, with the remainder expected to be received in subsequent years as the capital loss carryforward is utilized against future capital gains. The income tax benefits were recognized in the third quarter of 2003: $170 was associated with discontinued operations and $68 was associated with the retained ETP business.

The tax benefits from the restructuring of the ETP business net of the impairment charge contributed $14 ($0.03 per share) to continuing operations in 2003. The net gain of $83 from the sale of Jordan (including income tax benefit of $170) is reported as discontinued operations in the Consolidated Statements of Earnings. The operating results of Dura-Line are also classified as discontinued operations for 2003 and 2002. Sales were $41 and $76, and net losses were $7 and $16 for the years ended September 30, 2003 and 2002, respectively. Other businesses divested in 2003 represented total annual sales of approximately $80 in 2002.

During the first quarter of 2002, Emerson acquired Avansys Power Co., Ltd. (renamed Emerson Network Power China), a provider of network power products to the telecommunications industry in China, for $750 in cash (approximately $710 net of cash acquired), resulting in $624 of goodwill. Avansys and other smaller businesses acquired during 2002 had annualized sales of approximately $270.

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

(4)	OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:

	2002	2003	2004
Rationalization of operations	$190	141	129
Impairment	–	54	3
Amortization of intangibles	26	17	21
Other	97	130	97
Gains from divestitures	(231)	(24)	(27)
Total	$82	318	223

In January 2004, the Company sold 2 million shares of MKS Instruments, Inc., a publicly traded company, and continues to hold 10 million shares. The Company also sold its investment in the Louisville Ladder joint venture. The Company recorded a pretax gain of $27 in the second quarter of 2004 from these transactions. Pretax gains from divestitures were $24 and $231 in 2003 and 2002, respectively. See Note 3 for information regarding divestiture activities.

Other is comprised of several items which are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time gains and losses, such as capital asset dispositions, asset impairments, litigation and disputed matters, insurance recoveries and contract settlement gains.

(5)	RATIONALIZATION OF OPERATIONS

The change in the liability for rationalization of operations follows:

	September 30, 2003	Expense	Paid / Utilized	September 30, 2004
Severance and benefits	$20	50	47	23
Lease/contract terminations	25	12	19	18
Fixed asset writedowns	–	9	9	–
Vacant facility and other shutdown costs	2	24	23	3
Start-up and moving costs	5	34	37	2
	$52	129	135	46

Rationalization of operations by segment is summarized as follows:

	2002	2003	2004
Process Management	$27	36	31
Industrial Automation	33	20	14
Network Power	71	39	26
Climate Technologies	26	20	17
Appliance and Tools	49	36	47
Corporate	1	(2)	(6)
Discontinued operations (a)	(17)	(8)	–
Total	$190	141	129

(a)	Discontinued operations eliminates the operating results of discontinued operations related to Dura-Line, which are included in the Network Power segment amounts.

Rationalization of operations comprises expenses associated with the Company’s efforts to continuously improve operational efficiency and to expand globally in order to remain competitive on a worldwide basis. These expenses result from numerous individual actions implemented across the divisions on a routine basis and are not part of a large, company-wide program. Rationalization of operations includes ongoing costs for moving facilities, starting up plants from relocation as well as business expansion, exiting product lines, curtailing/downsizing operations due to changing economic conditions, and other one-time items resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease/contract terminations and asset writedowns. Start-up and moving costs include employee training and relocation, moving of assets and other items. Vacant facility costs include security, maintenance and utility costs associated with facilities that are no longer being utilized.

During 2004, rationalization of operations primarily related to the exit of approximately 20 production, distribution or office facilities including the elimination of more than 2,000 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2004 are as follows. Process Management segment includes severance and plant closure costs related to the closing of a valve plant due to consolidating operations within North America in response to weak market demand, severance costs related to the consolidation of European measurement operations in order to obtain operational synergies, and several other reduction and consolidation actions. Network Power segment includes severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. Climate Technologies segment includes severance costs related to workforce reductions in the European temperature sensors and controls operations due to weakness in market demand. Appliance and Tools segment includes severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency. The Company expects rationalization expense for 2005 to be comparable to 2004 (approximately $130), including the costs to complete actions initiated before the end of 2004 and actions anticipated to be approved and initiated during 2005.

Rationalization actions, including the following, were implemented during 2003 to expand in global markets and to increase overall profitability by obtaining synergies and increasing operational efficiency. Process Management segment includes plant closure and severance costs related to several reduction and consolidation actions primarily in North America and Europe. Network Power segment includes severance costs related to European power systems operations. Appliance and Tools segment includes plant closure and start-up and moving costs related to relocating certain industrial motor manufacturing primarily from the United States to Mexico and China and fixed asset writedowns related to consolidating manufacturing operations in the jobsite and truck storage business.

Rationalization actions implemented during 2002 to increase overall profitability by obtaining synergies and increasing operational efficiency include the following. Industrial Automation segment includes severance, vacant facility costs and start-up and moving costs related to relocating certain EGS Electrical Group manufacturing primarily from the United States to Mexico, and severance and start-up and moving costs related to consolidating operations in the power transmission business. Network Power segment includes severance related to North American power systems operations and the European uninterruptible power supply business. Appliance and Tools segment includes severance, start-up and moving costs and fixed asset writedowns related to consolidating motor manufacturing operations and relocating commercial storage operations within North America.

(6)	GOODWILL

Effective October 1, 2001, Emerson adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The statement requires, among other things, the discontinuation of goodwill amortization for business combinations before July 1, 2001, assignment of goodwill to reporting units, and completion of a transitional goodwill impairment test. Substantially all goodwill was assigned to the reporting unit that acquired the business. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of reporting units were estimated using discounted cash flows and market multiples.

Emerson completed the transitional impairment test and recorded a non-cash, after-tax charge of $938 (net of $17 tax benefit), as a cumulative effect of a change in accounting principle in 2002. The primary factors resulting in the impairment charge were the change in the goodwill impairment criteria from an undiscounted to a discounted cash flow method and the sharp decline in the telecommunication and computing equipment markets. The after-tax charge by segment was Network Power $831, Industrial Automation $59, and Process Management $48.

The change in goodwill by business segment follows:

	Process Management	Industrial Automation	Network Power	Climate Technologies	Appliance and Tools	Total
Balance, September 30, 2002	$1,591	788	1,590	377	564	4,910
Acquisitions					1	1
Dispositions	(24)		(46)			(70)
Impairment			(54)			(54)
Foreign exchange and other	36	48	53	1	17	155
Balance, September 30, 2003	$1,603	836	1,543	378	582	4,942
Acquisitions	14		210			224
Impairment	(3)					(3)
Foreign exchange and other	24	44	17	2	9	96
Balance, September 30, 2004	$1,638	880	1,770	380	591	5,259

(7)	FINANCIAL INSTRUMENTS

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

Notional transaction amounts and fair values for the Company’s outstanding derivatives, by risk category and instrument type, as of September 30, 2003 and 2004, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2003		2004
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign currency:
Forwards	$1,193	9	1,033	13
Options	$52	–	22	–
Interest rate swaps	$338	(1)	853	(7)
Commodity contracts	$95	8	130	18

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $223 and $335 at September 30, 2004 and 2003, respectively. The fair value and carrying value of an equity investment in MKS Instruments, Inc., a publicly traded company, were $260 and $183, respectively, at September 30, 2003. The estimated fair value of each of the Company’s other classes of financial instruments approximated the related carrying value at September 30, 2004 and 2003.

(8)	SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2003	2004
Current maturities of long-term debt	$4	622
Commercial paper	117	118
Payable to banks	41	24
Other	229	138
Total	$391	902

Weighted average short-term borrowing interest rate at year end	1.6%	2.4%

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. The Company had 76 million and 138 million of British pound notes with interest rates of 4.7 percent and 3.6 percent, swapped to $134 and $222 at U.S. commercial paper rates at September 30, 2004 and 2003, respectively.

The Company and its subsidiaries maintained lines of credit amounting to $2,750 with various banks at September 30, 2004, to support short-term borrowings and to assure availability of funds at prevailing interest rates. Lines of credit totaling $1,833 are effective until March 2009, with the remainder effective until March 2005. The 364-day credit lines do not contain any financial covenants, while the five-year credit lines require the Company to maintain minimum stockholders’ equity of $4,000. The 364-day credit lines may be converted to a one-year term loan within 60 days prior to maturity in March 2005 at the Company’s option. The credit line agreements are not subject to termination based upon a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years. The Company’s subsidiaries maintained uncommitted bank credit facilities in various currencies of which approximately $420 was unused at September 30, 2004. In some instances, borrowings against these credit facilities have been guaranteed by the Company to facilitate funding at favorable interest rates.

(9)	LONG-TERM DEBT

Long-term debt is summarized as follows:

	2003	2004
7 7/ 8% notes due June 2005	$600	600
6.3% notes due November 2005	250	250
5 1/ 2% notes due September 2008	250	250
5% notes due October 2008	175	175
5.85% notes due March 2009	250	250
7 1/ 8% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4 1/ 2% notes due May 2013	250	250
5 5/ 8% notes due November 2013	250	250
5% notes due December 2014	250	250
6% notes due August 2032	250	250
Other	212	233
	3,737	3,758
Less current maturities	4	622
Total	$3,733	3,136

In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent. In 2000, the Company issued $600 of 7 7 /8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent. During the first quarter of 2004, the Company swapped the $600 of 7 7/8 % notes due June 2005 to a floating rate based on 3-month LIBOR.

Long-term debt maturing during each of the four years after 2005 is $252, $1, $251 and $480, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $233, $245 and $283 in 2004, 2003 and 2002, respectively.

As of September 30, 2004, the Company could issue up to $2,500 in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration with the Securities and Exchange Commission. The Company may sell securities in one or more separate offerings with the size, price and terms to be determined at the time of sale. The net proceeds from the sale of the securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, financing acquisitions and the repayment of short or long-term borrowings. The net proceeds may be invested temporarily until they are used for their stated purpose.

(10)	RETIREMENT PLANS

Retirement plan expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2002	2003	2004	2002	2003	2004
Defined benefit plans:
Service cost (benefits earned during the period)	$41	41	49	9	11	15
Interest cost	134	136	136	16	22	27
Expected return on plan assets	(178)	(187)	(196)	(21)	(22)	(21)
Net amortization	9	34	65	–	3	14
Net periodic pension expense	6	24	54	4	14	35
Defined contribution and multiemployer plans	58	60	66	18	22	22
Total retirement plan expense	$64	84	120	22	36	57

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2003	2004	2003	2004
Benefit obligation, beginning	$1,871	2,264	342	526
Service cost	41	49	11	15
Interest cost	136	136	22	27
Actuarial loss (gain)	309	(82)	76	2
Benefits paid	(103)	(108)	(15)	(16)
Acquisitions/divestitures, net	9	67	1	6
Foreign currency and other	1	4	89	47
Benefit obligation, ending	$2,264	2,330	526	607

Fair value of plan assets, beginning	$1,703	1,962	279	326
Actual return on plan assets	74	318	(14)	30
Employer contributions	288	67	8	60
Benefits paid	(103)	(108)	(15)	(16)
Acquisitions/divestitures, net	–	51	–	4
Foreign currency and other	–	2	68	29
Fair value of plan assets, ending	$1,962	2,292	326	433

Plan assets in excess of (less than) benefit obligation as of June 30	$(302)	(38)	(200)	(174)
Unrecognized net loss	1,137	872	187	176
Unrecognized prior service costs (benefit)	12	10	(3)	(3)
Adjustment for fourth quarter contributions	1	51	11	1
Net amount recognized in the balance sheet	$848	895	(5)	–

Accumulated benefit obligation	$2,057	2,151	475	540

	U.S. Plans			Non-U.S. Plans
	2002	2003	2004	2002	2003	2004
Weighted average assumptions used to determine net pension expense:
Discount rate	7.75%	7.25%	6.00%	6.4%	5.8%	5.2%
Expected return on plan assets	9.00%	9.00%	8.50%	8.5%	8.3%	7.2%
Rate of compensation increase	4.25%	3.75%	3.25%	3.9%	3.4%	3.3%

Weighted average assumptions used to determine benefit obligations as of June 30:
Discount rate		6.00%	6.25%		5.2%	5.4%
Rate of compensation increase		3.25%	3.25%		3.3%	3.1%

At September 30, 2004 and 2003, the pension assets recognized in the balance sheet were $883 and $843, and the pension liabilities recognized in the balance sheet were $242 and $310, respectively; in addition, $254 and $310 were included in accumulated other comprehensive income at September 30, 2004 and 2003, respectively. As of the plans’ June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $1,009, $934 and $694, respectively, for 2004, and $905, $844 and $522, respectively, for 2003. As of the June 30, 2004, measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $250 and an additional $50 was contributed to the plan in the fourth quarter of 2004. If the performance of the equity and bond markets in 2005 eliminates the $300 excess, the Company could be required to record an after-tax charge to equity of approximately $550.

The primary objectives for the investment of plan assets is to secure participant retirement benefits and to minimize reliance on contributions as a source of benefit security. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past ten years and the historical return (since 1926) of a 70% equity / 30% debt asset allocation and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations at June 30, 2003 and 2004, and target weighted-average allocations are as follows:

	U.S. Plans			Non-U.S. Plans
	2003	2004	Target	2003	2004	Target
Asset category
Equity securities	66%	70%	70%	52%	53%	55%
Debt securities	34%	30%	30%	36%	37%	35%
Other	–	–	–	12%	10%	10%
	100%	100%	100%	100%	100%	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $119 in 2005, $126 in 2006, $134 in 2007, $141 in 2008, $150 in 2009 and $780 in total over the five years 2010 through 2014. Using foreign exchange rates as of September 30, 2004, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $20 in 2005, $22 in 2006, $23 in 2007, $25 in 2008, $26 in 2009 and $156 in total over the five years 2010 through 2014. In 2005, the Company expects to contribute less than $100 to the retirement plans.

(11)	POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 2002, 2003 and 2004, follows:

	2002	2003	2004
Service cost	$6	7	5
Interest cost	26	27	25
Net amortization	–	8	19
Net postretirement plan expense	$32	42	49

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2003	2004
Benefit obligation, beginning	$377	426
Service cost	7	5
Interest cost	27	25
Actuarial losses	46	30
Benefits paid	(40)	(37)
Acquisitions/divestitures and other	9	(5)
Benefit obligation, ending	426	444
Unrecognized net loss	(89)	(101)
Unrecognized prior service (costs) benefit	(8)	8
Postretirement benefit liability recognized in the balance sheet	$329	351

The assumed discount rates used in measuring the obligations as of September 30, 2004, 2003 and 2002, were 5.75 percent, 6.00 percent and 7.00 percent, respectively. The assumed health care cost trend rate for 2005 was 9.5 percent, declining to 5.0 percent in the year 2013. The assumed health care cost trend rate for 2004 was 10.0 percent, declining to 5.0 percent in the year 2013. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2004, and the 2004 postretirement plan expense by less than five percent. The Company estimates that future benefit payments will be $39 annually for 2005 through 2009, and $195 in total over the five years 2010 through 2014.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. In accordance with FASB Staff Position 106-2, neither the amount of postretirement benefit expense nor the accumulated postretirement benefit obligation in the financial statements and accompanying notes reflects the effects of the Act on the Company’s postretirement benefit plans. The Company does not expect the effects of the Act to have a material impact on the financial statements.

(12)	CONTINGENT LIABILITIES AND COMMITMENTS

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

At September 30, 2004, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

(13)	INCOME TAXES

Earnings from continuing operations before income taxes consist of the following:

	2002	2003	2004
United States	$1,124	790	1,022
Non-U.S.	466	624	830
Earnings from continuing operations before income taxes	$1,590	1,414	1,852

The principal components of income tax expense follow:
	2002	2003	2004
Current:
Federal	$204	170	132
State and local	11	7	26
Non-U.S.	109	154	229

Deferred:
Federal	173	73	185
State and local	26	17	5
Non-U.S.	(9)	(20)	18
Income tax expense	$514	401	595

The federal corporate statutory rate is reconciled to the Company’s effective income tax rate as follows:
	2002	2003	2004
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.4	1.1	1.1
Export benefit	(1.7)	(1.7)	(1.4)
Foreign rate differential	(3.0)	(4.2)	(3.8)
Goodwill	–	1.3	–
Capital gains (losses)	.4	(4.5)	–
Other	.2	1.3	1.2
Effective income tax rate	32.3%	28.3%	32.1%

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2003	2004
Deferred tax assets:
Accrued liabilities	$199	181
Postretirement and postemployment benefits	132	137
Employee compensation and benefits	98	114
NOL and tax credits	241	205
Capital loss benefit	238	74
Other	150	158
Total	$1,058	869

Valuation allowance	$(127)	(121)

Deferred tax liabilities:
Property, plant and equipment	$(298)	(291)
Leveraged leases	(137)	(128)
Pension	(214)	(244)
Intangibles	(156)	(200)
Other	(99)	(100)
Total	$(904)	(963)
Net deferred income tax asset (liability)	$27	(215)

At September 30, 2004 and 2003, respectively, net current deferred tax assets were $255 and $435, and net noncurrent deferred tax liabilities were $470 and $408. Total income taxes paid were approximately $340 (net of the capital loss benefit received of $164), $310 and $320 in 2004, 2003 and 2002, respectively. The Company received approximately $164 of the capital loss benefit in cash in 2004 due to the carryback of a capital loss against prior capital gains and application to current year capital gains; the remaining $74 capital loss carryforward can be utilized through 2008. In addition, the majority of the net operating losses can be carried forward indefinitely, while the remainder expire over varying periods, and the Company expects to carryback $45 of tax credits to prior years (see Note 3).

(14)	COMMON STOCK

The Company has various stock option plans that permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company’s common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 2004, approximately 10.2 million options were available for grant under these plans. Changes in the number of shares subject to option during 2002, 2003 and 2004, follow (shares in thousands):

	2002		2003		2004
	Average Price	Shares	Average Price	Shares	Average Price	Shares
Beginning of year	$48.42	9,088	$49.66	10,413	$50.09	10,059
Options granted	$52.85	2,112	$46.50	335	$56.21	307
Options exercised	$40.86	(591)	$35.76	(444)	$42.20	(1,133)
Options canceled	$52.85	(196)	$52.80	(245)	$53.48	(162)
End of year	$49.66	10,413	$50.09	10,059	$51.22	9,071
Exercisable at year end		6,016		7,610		7,914

Summarized information regarding stock options outstanding and exercisable at September 30, 2004, follows (shares in thousands):

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Average Contractual Life	Average Price	Shares	Average Price
up to $44	3,046	3.9 years	$43.15	3,046	$43.15
$45 to 54	3,919	6.3	$52.19	2,862	$52.40
$55 to 74	2,106	4.6	$61.10	2,006	$61.05
Total	9,071	5.1	$51.22	7,914	$51.03

During 2004 and 2003, respectively, 307 thousand and 335 thousand options were granted, resulting in $1.7 and $0.7 of compensation expense, pursuant to FAS 123, which Emerson adopted effective October 1, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 3.1 percent, 2.8 percent and 4.2 percent, dividend yield of 2.8 percent, 3.4 percent and 2.9 percent for 2004, 2003 and 2002, respectively, and expected volatility of 25 percent and expected life of five years for all years. The weighted average fair value of options granted was $11.13, $8.13 and $11.03 for 2004, 2003 and 2002, respectively.

The Company’s Incentive Shares Plans authorize the distribution of common stock to key management personnel subject to certain conditions and restrictions. Upon accomplishment of the five-year performance objectives, 2,085,314 shares were distributed to participants in 2002, including 1,216,985 shares paid in cash; additionally, participants elected to defer 97,604 shares for future distribution. At September 30, 2004, 1,531,987 shares were outstanding with restriction periods of three to ten years, including 97,500 shares issued in 2004. In addition, 1,074,219 rights to receive common shares have been awarded, including 2,000 rights awarded in 2004, which are contingent upon accomplishing certain objectives by 2005; 2,342,786 rights to receive common shares were also awarded in 2004, and are contingent upon accomplishing certain objectives by 2007. At September 30, 2004, approximately 1.1 million shares remained available for award under these plans. Compensation expense charged against income for the Company’s Incentive Shares Plans was $65, $28 and $27 for 2004, 2003 and 2002, respectively.

At September 30, 2004, 23,889,014 shares of common stock were reserved, primarily for issuance under the Company’s stock plans. During 2004, 2,631,200 treasury shares were acquired and 905,283 treasury shares were issued.

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

(15)	BUSINESS SEGMENT INFORMATION

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions for automated industrial processes. The Industrial Automation segment includes industrial motors and drives, power transmission equipment, alternators, materials joining and precision cleaning, fluid power and control, materials testing, and electrical distribution equipment. The Network Power segment consists of uninterruptible power supplies, power conditioning and electrical switching equipment, and precision cooling, site monitoring and connectivity systems. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, as well as hand and plumbing tools, and storage products.

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

Summarized information about the Company’s operations by business segment and by geographic area follows:

Business Segments

(See Notes 3, 4, 5 and 6)

	Sales			Earnings			Total Assets
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Process Management	$3,396	3,394	3,703	387	388	476	3,506	3,531	3,634
Industrial Automation	2,500	2,600	2,936	297	330	391	2,354	2,422	2,503
Network Power	2,465	2,316	2,692	119	168	297	2,878	2,721	3,234
Climate Technologies	2,389	2,614	2,983	333	386	467	1,876	1,871	1,887
Appliance and Tools	3,437	3,453	3,749	456	479	530	2,393	2,388	2,440
	14,187	14,377	16,063	1,592	1,751	2,161	13,007	12,933	13,698
Discontinued operations (a)	(76)	(41)	–	25	12	–
Differences in accounting methods				149	127	126
Corporate and other (b)				57	(245)	(225)	1,538	2,261	2,663
Sales eliminations / Interest	(363)	(378)	(448)	(233)	(231)	(210)
Total	$13,748	13,958	15,615	1,590	1,414	1,852	14,545	15,194	16,361

(a)	Discontinued operations eliminates Dura-Line’s sales and operating losses, which are included in the Network Power segment and the geographic amounts.
(b)	Corporate and other included gains from divestitures of $27, $24 and $231 in 2004, 2003 and 2002, respectively.

	Intersegment Sales			Depreciation and Amortization Expense			Capital Expenditures
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Process Management	$3	2	3	124	114	117	76	69	75
Industrial Automation	12	15	14	93	97	96	67	55	67
Network Power	14	4	9	81	71	70	33	34	36
Climate Technologies	25	26	32	99	107	120	85	65	94
Appliance and Tools	309	331	390	134	136	141	105	102	108
Corporate and other				10	9	13	18	12	20
Total	$363	378	448	541	534	557	384	337	400

Geographic

	Sales by Destination			Property, Plant and Equipment
	2002	2003	2004	2002	2003	2004
United States	$8,073	7,687	8,262	2,162	1,970	1,880
Europe	2,766	3,169	3,649	489	502	539
Asia	1,563	1,712	2,085	280	297	307
Latin America	525	487	533	130	124	135
Other regions	897	944	1,086	55	69	76
Discontinued operations (a)	(76)	(41)
Total	$13,748	13,958	15,615	3,116	2,962	2,937

(16)	OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30, 2002, 2003 and 2004, include the following:

	2002	2003	2004
Depreciation	$457	463	478
Intangible asset amortization	$84	71	79
Research and development	$474	464	486
Rent expense	$216	227	233

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $117 in 2005, $85 in 2006, $52 in 2007, $39 in 2008 and $25 in 2009.

Other assets, other are summarized as follows:

	2003	2004
Pension plans	$843	883
Equity and other investments	336	223
Intellectual property and customer relationships	104	205
Capitalized software	147	148
Leveraged leases	139	124
Other	221	166
Total	$1,790	1,749

Items reported in accrued expenses include the following:

	2003	2004
Employee compensation	$382	432
Product warranty	$148	180

Other liabilities are summarized as follows:

	2003	2004
Deferred income taxes	$503	528
Postretirement plans, excluding current portion	309	306
Retirement plans	356	285
Minority interest	114	126
Other	302	403
Total	$1,584	1,648

(17)	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales	$3,226	3,600	3,465	3,859	3,573	4,036	3,694	4,120	13,958	15,615
Gross profit	$1,143	1,282	1,211	1,356	1,250	1,439	1,294	1,489	4,898	5,566
Earnings from continuing operations	$218	244	241	318	278	341	276	354	1,013	1,257
Net earnings	$217	244	236	318	360	341	276	354	1,089	1,257

Earnings from continuing operations per common share:
Basic	$0.52	0.58	0.58	0.76	0.66	0.81	0.66	0.85	2.42	3.00
Diluted	$0.52	0.58	0.57	0.75	0.66	0.81	0.66	0.84	2.41	2.98
Net earnings per common share:
Basic	$0.52	0.58	0.56	0.76	0.86	0.81	0.66	0.85	2.60	3.00
Diluted	$0.52	0.58	0.56	0.75	0.85	0.81	0.66	0.84	2.59	2.98

Dividends per common share	$.3925	.4000	.3925	.4000	.3925	.4000	.3925	.4000	1.57	1.60
Common stock prices:
High	$53.08	64.95	52.72	68.46	54.41	63.55	56.79	64.02	56.79	68.46
Low	$42.42	52.73	44.43	59.39	46.15	56.56	50.47	59.08	42.42	52.73

The operating results of Dura-Line are classified as discontinued operations for 2003. See Note 3 for information regarding the Company’s acquisition and divestiture activities.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Stockholders

Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

As described in Note 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” in the year ended September 30, 2002.

/s/ KPMG LLP

St. Louis, Missouri
November 1, 2004

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