Form 10-K, Exhibit 13
period 2005-09-30
EMERSON ELECTRIC CO
filed 2005-11-22
CIK 32604

Exhibit 13

Financial Review

REPORT OF MANAGEMENT

The Company’s management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2005, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company’s disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company’s accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent Directors, is responsible for overseeing the Company’s financial reporting process. The Audit Committee meets with management and the internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors who have free access to the Audit Committee and the Board of Directors to discuss the quality and acceptability of the Company’s financial reporting, internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting. Their opinions are based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company’s internal controls are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2005.

The Company’s independent auditor, KPMG LLP, a registered public accounting firm, has issued an audit report on management’s assessment of internal control over financial reporting.

/s/ David N. Farr	/s/ Walter J. Galvin
David N. Farr	Walter J. Galvin
Chairman of the Board,	Senior Executive Vice President
Chief Executive Officer, and President	and Chief Financial Officer

16 EMERSON 2005

OVERVIEW

Emerson achieved record sales and earnings per share in the fiscal year ended September 30, 2005. The Process Management, Industrial Automation and Network Power businesses drove gains in a favorable economic environment, as gross fixed investment expanded moderately during 2005. All of the business segments generated higher sales, while earnings for four out of the five business segments increased over the prior year. Strong growth in Asia, moderate gains in the United States and favorable exchange rates contributed to these results. Profit margins improved primarily due to leverage on higher sales volume and benefits from previous rationalization actions. The Company continues to manage commodity cost inflation pressures through sourcing initiatives, productivity improvements and sales price. Emerson’s financial position remains strong and the Company continues to generate substantial cash flow.

RESULTS OF OPERATIONS

Years Ended September 30,

(dollars in millions, except per share amounts)	2003	2004	2005	‘03 - ‘04 Change	‘04 - ‘05 Change
Net sales	$13,958	15,615	17,305	12%	11%
Gross profit	$4,898	5,566	6,183	14%	11%
Percent of sales	35.1%	35.6%	35.7%
SG&A	$2,935	3,281	3,595
Percent of sales	21.0%	21.0%	20.7%
Other deductions, net	$318	223	230
Interest expense, net	$231	210	209
Pretax earnings	$1,414	1,852	2,149	31%	16%
Earnings from continuing operations	$1,013	1,257	1,422	24%	13%
Net earnings	$1,089	1,257	1,422	15%	13%
Percent of sales	7.8%	8.1%	8.2%
Continuing operations – EPS	$2.41	2.98	3.40	24%	14%
Net earnings – EPS	$2.59	2.98	3.40	15%	14%

Net earnings and EPS for 2005 include a $63 million tax expense ($0.15 per share) for repatriation under the American Jobs Creation Act.

Net Sales

Net sales for fiscal 2005 were a record $17.3 billion, an increase of approximately $1.7 billion, or 11 percent, over fiscal 2004, with growth in both the U.S. and international markets. Continued strength in commercial and industrial demand and increases in all of the business segments drove the consolidated results, with an underlying sales (which exclude acquisitions, divestitures and currency) increase of 6 percent ($895 million), a 2 percent ($257 million) favorable impact from a stronger Euro and other currencies, and an over 3 percent ($552 million) positive impact from acquisitions. The underlying sales increase of 6 percent was driven by 6 percent growth in the United States (including a strong finish to the year with 10 percent growth in the fourth quarter) and a total international sales growth of 6 percent, which primarily reflects 11 percent growth in Asia. The Company estimates that the underlying growth primarily reflects an approximate 4 percent gain from volume, an approximate 1 percent impact from market penetration gains, and an approximate 1 percent impact from higher sales prices.

EMERSON 2005 17

Net sales for fiscal 2004 were $15.6 billion, an increase of almost $1.7 billion, or 12 percent, over net sales of $14.0 billion for fiscal 2003, with both U.S. and international sales contributing. The consolidated results reflect improving markets and increases in all five business segments, with an underlying sales increase of 8 percent ($1,181 million) and an approximate 4 percent ($488 million) favorable impact from the strengthening Euro and other currencies. The underlying sales increase of 8 percent was driven by 8 percent growth in the United States and a total international sales increase of 9 percent, which primarily reflects 20 percent growth in Asia and 4 percent growth in Europe. The Company estimates that the underlying growth reflects the net result of an approximate 6 percent gain from volume and an approximate 3 percent impact from market penetration gains, partially offset by an approximate 1 percent negative impact from lower sales prices.

International Sales

International destination sales, including U.S. exports, increased approximately 11 percent, to $8.2 billion in 2005, representing 47 percent of the Company’s total sales. U.S. exports were up 6 percent compared to 2004, at $998 million. International subsidiary sales, including shipments to the United States, were $7.4 billion in 2005, up 12 percent over 2004. Excluding the net 4 percent impact from acquisitions, divestitures, and favorable currency translation, international subsidiary sales increased 8 percent compared to 2004. Underlying destination sales grew 11 percent in Asia during the year, driven mainly by 14 percent growth in China, while sales grew 15 percent in Latin America and 10 percent in the Middle East and sales in Europe were flat compared to the prior year.

International destination sales, including U.S. exports, increased 17 percent, to $7.4 billion in 2004, representing 47 percent of the Company’s total sales. U.S. exports were up 5 percent compared to 2003, at $939 million. International subsidiary sales, including shipments to the United States, were $6.6 billion in 2004, up 18 percent over 2003. Excluding the net 9 percent impact from acquisitions, divestitures, and favorable currency translation, international subsidiary sales increased 9 percent compared to 2003. Underlying destination sales grew 20 percent in Asia during the year, particularly in China, while sales grew 9 percent in Latin America and 4 percent in Europe.

Acquisitions and Divestitures

The Company acquired Do+Able, a manufacturer of ready-to-assemble storage products, and Numatics, a manufacturer of pneumatic and motion control products, and several smaller businesses during 2005. Total cash paid for these businesses (including assumed debt of approximately $100 million, which was repaid in October 2005) was approximately $466 million. During 2004, the Company acquired the North American outside plant and power systems business of Marconi Corporation PLC, as well as several other smaller businesses for a total of approximately $414 million in cash. Annualized sales for acquired businesses were $430 million in both 2005 and 2004. In the third quarter of 2003, the Company sold the Dura-Line fiber-optic conduit business, which is reported as discontinued operations. See discussion of Discontinued Operations below for additional information. See Note 3 for additional information regarding acquisitions and divestitures.

Cost of Sales

Cost of sales for fiscal 2005 and 2004 were $11.1 billion and $10.0 billion, respectively. Cost of sales as a percent of net sales was 64.3 percent for 2005, compared with 64.4 percent in 2004. The gross profit margin increased from 35.6 percent in 2004 to 35.7 percent for 2005 primarily as a result of increased volume and leverage on higher sales, as well as benefits realized from prior rationalization and productivity improvements. Across the Company, higher costs for raw materials were substantially recovered through increases in sales prices, which partially offset these improvements.

Cost of sales for fiscal 2004 and 2003 were $10.0 billion and $9.1 billion, respectively. Cost of sales as a percent of net sales was 64.4 percent for 2004, compared with 64.9 percent in 2003. The increase in the gross profit margin from 35.1 percent in 2003 to 35.6 percent for 2004 primarily reflects increased volume and leverage on higher sales, as well as benefits realized from prior rationalization and other cost reduction efforts. These improvements, however, were partially offset by negative impacts from lower sales prices and higher costs for wages and benefits (including higher pension costs).

18 EMERSON 2005

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for 2005 were $3.6 billion compared with $3.3 billion for 2004. As a percent of net sales, SG&A expenses were 20.7 percent in 2005 and 21.0 percent in 2004. Leverage on higher sales and the benefits realized from prior rationalization efforts were partially offset by higher costs for wages and benefits.

SG&A expenses for 2004 were $3.3 billion compared with $2.9 billion for 2003, or 21.0 percent of net sales in both years. Leverage on higher sales and the benefits realized from prior rationalization efforts that improved the Company’s cost structure were offset by higher costs for wages and benefits.

Other Deductions, Net

Other deductions, net were $230 million in 2005 compared to $223 million in 2004. In 2005, ongoing costs for the rationalization of operations were $110 million, down from $129 million in 2004, primarily reflecting lower costs in the Process Management and Appliance and Tools segments. The decrease in rationalization costs was more than offset by higher amortization of intangibles and several items in the current and prior year, including a litigation settlement and a 2004 insurance recovery and interest refund.

Other deductions, net were $223 million for 2004, a $95 million decrease from $318 million in 2003, primarily due to a $54 million goodwill impairment charge in 2003. In 2004, ongoing costs for the rationalization of operations were $129 million, down from $141 million in 2003, primarily reflecting lower costs in the Network Power segment. Higher equity income, an insurance recovery and interest refund in 2004 and several other items accounted for the remaining reduction in other deductions, net. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

Interest Expense, Net

Interest expense, net was $209 million, $210 million and $231 million in 2005, 2004 and 2003, respectively. The decrease of $21 million from 2003 to 2004 was due to lower average borrowings. During 2004, the Company swapped the $600 million of 7 7/8% notes due June 2005 to a floating rate based on three-month LIBOR. During 2005, the Company issued $250 million of 4.75% ten-year notes due October 2015, and $600 million of 7 7/8% notes matured.

Income Taxes

Income taxes for 2005 were $727 million compared to $595 million for 2004. The effective tax rate increased from 32 percent in 2004 to approximately 34 percent in 2005. The change in the tax rate is primarily due to a 3 percentage point increase resulting from a $63 million tax expense in 2005 related to the one-time opportunity during 2005 to repatriate foreign earnings at a favorable rate under the American Jobs Creation Act of 2004 (the Act). See Note 13 for further discussion regarding the impact of the Act.

Income taxes for 2004 were $595 million compared to $401 million for 2003. Income taxes were reduced $68 million and the effective tax rate was reduced 4 percentage points in 2003 by the tax benefits from the restructuring of the Emerson Telecommunication Products business (ETP) net of the impairment charge. Excluding these items, the 2003 rate was comparable to the approximate 32 percent effective tax rate in 2004.

Earnings From Continuing Operations

Earnings from continuing operations were $1.4 billion and earnings per share were $3.40 for 2005, increases of 13 percent and 14 percent, respectively, compared to $1.3 billion and $2.98 for 2004. These earnings results reflect increases in four of the five business segments, with particular strength in the Network Power, Process Management and Industrial Automation businesses. The higher earnings also reflect increased volume and leverage from the higher sales, savings from cost reduction efforts, and higher sales prices, partially offset by higher raw material costs, higher wage and benefit costs, the tax expense related to the repatriation of foreign earnings, and other items.

EMERSON 2005 19

Earnings from continuing operations were $1.3 billion and earnings per share were $2.98 for 2004, increases of 24 percent compared to $1.0 billion and $2.41 for 2003. These earnings results reflect increases for all of the business segments, particularly in the Network Power, Process Management and Climate Technologies businesses. The higher earnings also reflect increased volume and leverage from the higher sales, savings from cost reduction efforts, partially offset by lower sales prices and other items. The increase also reflects the decrease in other deductions, net discussed above, partially offset by a $14 million ($0.03 per share) contribution in 2003 from the tax benefits of the restructuring of the ETP business net of the impairment charge.

Discontinued Operations

In May 2003, the Board of Directors approved a plan to restructure the Jordan business acquired in 2000, in which the Dura-Line business would be sold and its other businesses would be retained by Emerson. Discontinued operations of $76 million, or $0.18 per share, in 2003 included a net gain of $83 million (including income tax benefit of $170 million), or $0.20 per share, related to the sale of Jordan stock including its Dura-Line operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for fiscal year 2003. See Note 3 for additional information.

Net Earnings and Return on Equity

Net earnings and earnings per share for 2005 increased 13 percent and 14 percent, respectively, to $1.4 billion and a record $3.40 per share, compared to $1.3 billion and $2.98 per share in 2004. Net earnings as a percent of net sales was 8.2 percent in 2005 compared to 8.1 percent in 2004. Net earnings for 2005 include a tax expense of $63 million, or $0.15 per share, related to the one-time opportunity to repatriate foreign earnings. The 14 percent increase in earnings per share also reflects the purchase of treasury shares. Return on average stockholders’ equity was 19.4 percent and 18.4 percent for 2005 and 2004, respectively.

Net earnings for 2004 were $1.3 billion, or $2.98 per share, compared to $1.1 billion, or $2.59 per share, for 2003, increases of 15 percent. Net earnings in 2003 include the net gain from discontinued operations of $76 million, or $0.18 per share. Net earnings as a percent of net sales were 8.1 percent in 2004, compared to 7.8 percent in 2003. Return on average stockholders’ equity was 18.4 percent and 17.9 percent for 2004 and 2003, respectively.

Business Segments

Process Management

(dollars in millions)	2003	2004	2005	‘03 - ‘04 Change	‘04 - ‘05 Change
Sales	$3,394	3,703	4,200	9%	13%
Earnings	$388	476	671	23%	41%
Margin	11.4%	12.9%	16.0%

Sales in the Process Management segment were $4.2 billion in 2005, up $497 million, or 13 percent, over 2004, reflecting stronger market demand for capital goods (including process automation products and systems), penetration gains in excess of 1 percent and acquisitions. Nearly all of the businesses reported sales increases, with sales and earnings particularly strong for the valves and measurement business due to growth in oil and gas projects, and expansion in China. Underlying sales increased 9 percent, excluding a 2 percent ($84 million) positive contribution from the Metran, Tescom and Mobrey acquisitions and a 2 percent ($79 million) favorable impact from currency translation. The increase in underlying sales reflects 22 percent growth in Asia, 29 percent growth in Canada, 13 percent growth in Latin America and 5 percent growth in the United States, while sales in Europe increased 1 percent compared with 2004. Volume growth, leverage on the higher sales of approximately 2 percentage points and savings from prior cost reduction efforts drove a 41 percent increase in earnings (defined as earnings before interest and taxes), from $476 million in 2004 to $671 million for 2005.

20 EMERSON 2005

Process Management segment sales of $3.7 billion in 2004 were up $309 million, or 9 percent, over 2003 sales, as this segment continued to grow internationally, win large projects and expand systems and solutions. Underlying sales increased 5 percent, excluding a 4 percent ($140 million) favorable impact from currency translation and a less than 0.5 percent negative impact from divestitures, net of acquisitions. The increase in underlying sales reflects 21 percent growth in Asia, 11 percent growth in Latin America and 1 percent growth in Europe, while sales in the United States decreased 1 percent compared with 2003. The slight decline in the United States reflects customers shifting production to lower cost areas. Underlying results were also driven by sales increases in most businesses, particularly the measurement business and the systems/solutions business due to project activity in Asia and the Middle East. Leverage from these higher sales during the year as well as savings from prior cost reduction efforts drove an increase in earnings of 23 percent, from $388 million in 2003 to $476 million for 2004.

Industrial Automation

(dollars in millions)	2003	2004	2005	‘03 - ‘04 Change	‘04 - ‘05 Change
Sales	$2,600	2,936	3,242	13%	10%
Earnings	$330	391	464	18%	19%
Margin	12.7%	13.3%	14.3%

Sales in the Industrial Automation segment increased 10 percent compared to 2004 to $3.2 billion in 2005, with sales increases in all of the businesses and major geographic areas, reflecting the favorable economic environment for capital goods. Underlying sales grew nearly 8 percent, excluding a nearly 3 percent ($78 million) favorable impact from currency. The underlying sales growth reflects an 11 percent increase in the United States and a 5 percent increase in international sales, with 4 percent growth in Europe, 4 percent growth in Asia and 25 percent growth in the Middle East. The results reflect solid improvements across all the businesses, with particular strength in the power generating alternator and the power transmission businesses, reflecting increased global industrial demand and an estimated 2 percent positive impact from higher sales prices. Earnings increased 19 percent to $464 million for 2005, compared with $391 million in 2004, due to higher sales volume and leverage, while sales price increases nearly offset higher material costs (particularly for steel and copper). The earnings increase was aided by a $13 million payment received by the power transmission business from dumping duties related to the Byrd Amendment in the current year, compared with a $2 million payment received in 2004, partially offset by a litigation settlement related to the electrical products business.

Sales increases in most businesses drove a 13 percent increase in sales of the Industrial Automation segment to $2.9 billion for 2004, compared to $2.6 billion in 2003 and an earnings increase of 18 percent over 2003. The nearly 7 percent increase in underlying sales volume, excluding a 6 percent ($157 million) favorable impact from currency, reflects almost 9 percent international sales growth, led by Europe with 5 percent and Asia with 28 percent, and a 4 percent increase in the United States. The results reflect solid improvements across nearly all the businesses from increased capital spending and industrial demand. The strongest growth across the segment was in the European generator business and the ultrasonic plastic joining business worldwide. The U.S. increase reflects growth in the capital goods markets due to a strong upturn in U.S. industrial fixed investment in 2004. Earnings increased 18 percent to $391 million for 2004, compared with $330 million in 2003, reflecting benefits from prior cost reduction efforts and increased volume and leverage from higher sales, partially offset by higher litigation costs related to the electrical products business.

EMERSON 2005 21

Network Power

(dollars in millions)	2003	2004	2005	‘03 - ‘04 Change	‘04 - ‘05 Change
Sales	$2,316	2,692	3,317	16%	23%
Earnings	$168	297	373	77%	26%
Margin	7.2%	11.0%	11.2%

Network Power segment sales increased 23 percent to $3.3 billion in 2005 compared to $2.7 billion in 2004, reflecting acquisitions and continued demand for power systems and precision cooling products, as well as uninterruptible power supplies and original equipment manufacturers (OEM) embedded power modules. Acquisitions added approximately 14 percent ($366 million) to the increase, currency had a 1 percent favorable impact, and underlying sales grew 8 percent. The underlying sales increase includes higher volume of approximately 7 percent and estimated penetration gains of approximately 4 percent, offset by an estimated 3 percent impact from lower sales prices. Geographically, underlying sales reflect an 11 percent increase in the United States and a 14 percent increase in Asia (primarily China), offset by a 2 percent decrease in Europe. The growth in the United States reflects continued strong market demand for communications and enterprise computer equipment in 2005. Growth in Asia was driven by increased demand for communications and power equipment, supported by a robust economic environment. Earnings increased 26 percent, or $76 million to $373 million, compared with $297 million in 2004, primarily reflecting higher sales volume, leverage of approximately 2 percentage points and benefits from prior cost reductions. The earnings increase and margin were impacted by negative price, partially offset by material cost containment. In addition, negative product mix in the embedded power business, as well as integration costs related to the Marconi acquisition, impacted profitability.

Network Power segment sales of $2.7 billion for 2004 increased 16 percent compared to 2003, as Emerson benefited from favorable market dynamics that were driving demand for power systems and cooling, as well as global services and embedded power modules. An underlying sales increase of 13 percent, primarily due to volume, contributed to the increase in sales and a 77 percent increase in segment earnings. Underlying sales exclude a 3 percent favorable impact from currency and a less than 0.5 percent net impact from the 2003 Dura-Line divestiture and the 2004 Marconi acquisition. The underlying sales increase includes penetration gains, particularly in the OEM power business, which are estimated to have contributed approximately 4 percent of the sales growth, offset by an estimated 4 percent impact from lower prices, due in part to the introduction of next generation products at lower price points. These results reflect increases in all major geographic regions, led by a 22 percent increase in Asia, an 11 percent increase in the United States and a 10 percent increase in Europe. The U.S. increase reflects the strong upturn in U.S. investment in communication and non-residential computer equipment in 2004. Emerson continues to build upon its Emerson Network Power China (Avansys) acquisition by increasing the Company’s penetration in China and Asia, and leveraging its engineering resources to design next generation products. Improvements in capital spending in nearly all of this segment’s served markets also helped drive increased sales in the climate and power systems business. Earnings increased $129 million to $297 million, compared with $168 million in 2003, primarily reflecting increased volume and leverage from higher sales. Earnings also reflect lower material costs, benefits from prior cost reduction efforts, and a $13 million reduction in rationalization costs, partially offset by the impact from lower sales prices. Rationalization costs during 2004 included severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis.

22 EMERSON 2005

Climate Technologies

(dollars in millions)	2003	2004	2005	‘03 - ‘04 Change	‘04 - ‘05 Change
Sales	$2,614	2,983	3,041	14%	2%
Earnings	$386	467	453	21%	(3%)
Margin	14.8%	15.7%	14.9%

Climate Technologies segment sales were $3.0 billion in 2005, an increase of 2 percent compared to 2004. Excluding a 1 percent positive impact from currency translation, underlying sales grew 1 percent versus strong 2004 results. Higher sales prices of approximately 2 percent and market share gains were substantially offset by volume decreases due to inventory reductions in the supply chain in the United States and China, as well as decreased wholesaler exports from Europe due to the strong Euro. Sales results for 2005 were mixed across the businesses, with strong growth in U.S. air-conditioning compressors during the fourth quarter driving the overall increase. The growth in the compressor business reflects replenishment of inventories in the distribution channel in the fourth quarter due to late season, warm weather in the United States, as well as anticipatory demand due to the pending transition in the United States to higher efficiency standards. The underlying sales reflect a 3 percent increase in the United States, an 8 percent decline in Europe and a 4 percent decline in Asia, while sales in Latin America increased 35 percent off a smaller base. Earnings from Climate Technologies decreased 3 percent to $453 million in 2005 compared to $467 million in 2004, primarily due to negative impacts from lower sales volume, product mix and higher wage costs, partially offset by benefits from prior cost reduction efforts and lower rationalization costs compared to 2004. Higher sales prices substantially offset higher material costs, which had a dilutive impact on the margin.

Sales of the Climate Technologies segment were $3.0 billion in 2004, an increase of 14 percent compared to 2003, due to an underlying sales increase of nearly 12 percent and a more than 2 percent favorable impact from currency. The underlying sales increase was driven by favorable end market conditions and penetration gains which are estimated to have contributed approximately 7 percent of the sales growth. The underlying sales increase reflects 15 percent growth in the United States, 11 percent growth in Asia and increases in all of the businesses. In particular, increased demand in the North American and Asian residential air-conditioning markets led to very strong sales growth in the compressor business in these regions. Sales of Emerson’s Copeland Scroll compressor continued to grow as a result of the trend towards higher-efficiency equipment in served markets, the expansion of scroll technology into large commercial applications and the introduction of new modulated capacity scroll product offerings. In addition, the controls, thermostat and valves businesses all had very strong growth for the year. Climate Technologies’ earnings increased 21 percent to $467 million compared to $386 million in 2003, primarily due to increased volume and leverage from higher sales. Earnings also reflect benefits from prior cost reduction efforts and material cost containment, partially offset by pricing pressures, particularly in Asia.

Appliance and Tools

(dollars in millions)	2003	2004	2005	'03 - ‘04 Change	‘04 - ‘05 Change
Sales	$3,453	3,749	4,008	9%	7%
Earnings	$479	530	534	11%	1%
Margin	13.9%	14.1%	13.3%

EMERSON 2005 23

Appliance and Tools segment sales increased 7 percent to $4.0 billion for 2005. This increase reflects a 3 percent growth in underlying sales, a 1 percent favorable impact from currency translation and a 3 percent ($101 million) positive impact from Do+Able and a smaller acquisition. Geographically, underlying sales increased 3 percent in the United States and 3 percent internationally. The underlying sales increase primarily reflects an approximate 3 percent positive impact from higher sales prices. The results were mixed across the segment with gains in most of the businesses, particularly strong growth in storage and hermetic motors, and softness in the appliance motor and component businesses. Strong growth in the storage businesses primarily resulted from continued strength in new and existing home markets as reflected in U.S. residential investment in 2005, and increased demand at major retailers. Earnings of the Appliance and Tools segment for 2005 of $534 million were up 1 percent from 2004, primarily due to $23 million in lower rationalization costs compared to 2004, partially offset by a $12 million negative impact from a quality issue with an appliance component in 2005. Higher sales prices were more than offset by higher raw material costs (particularly steel and copper in the motors business), which together with acquisitions diluted the margin.

The Appliance and Tools segment sales increased almost 9 percent to $3.7 billion for 2004. Underlying sales increased 8 percent, primarily due to volume, excluding a more than 2 percent favorable impact from currency and a negative impact of more than 1 percent related to exiting the manufacturing of bench top and stationary power tools. The improved underlying sales results reflect gains for all of the businesses within the Appliance and Tools segment, particularly very strong growth in motors, residential storage and disposers. The increase in motors was aided by penetration gains in European appliance motors and underlying growth in hermetic motors. The residential storage and disposers increases resulted from strength in new and existing home markets, as evidenced by the strong growth in U.S. residential investment in 2004, and higher demand at major retailers during 2004. Earnings for 2004 of $530 million were up 11 percent from $479 million in 2003, primarily due to increased volume and leverage from higher sales and savings from prior cost reduction efforts, which were impacted by higher commodity costs and sales price pressure. Rationalization costs of $47 million during 2004 included severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and is in a strong financial position with total assets of $17 billion and stockholders’ equity of $7 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short-and long-term basis.

Cash Flow

(dollars in millions)	2003	2004	2005
Operating Cash Flow	$1,731	2,216	2,187
Percent of sales	12.4%	14.2%	12.6%
Capital Expenditures	$337	400	518
Percent of sales	2.4%	2.6%	3.0%
Free Cash Flow	$1,394	1,816	1,669
Percent of sales	10.0%	11.6%	9.6%
Operating Working Capital	$1,778	1,633	1,643
Percent of sales	12.7%	10.5%	9.5%

24 EMERSON 2005

Emerson generated operating cash flow of $2.2 billion in 2005, a 1 percent decrease from 2004. Higher net earnings were more than offset by additional working capital necessary to support the higher level of sales and the $140 million tax refund in 2004 related to the sale of Jordan stock including its Dura-Line operations in 2003. Cash flow in 2005 reflects continued improvements in operating working capital management, including a 4 percent increase in days payable outstanding. Operating cash flow was $2.2 billion in 2004, an increase of 28 percent compared with $1.7 billion in 2003 primarily due to higher net earnings and the tax refund, as discussed above, as well as improvement in operating working capital. At September 30, 2005, operating working capital as a percent of sales was 9.5 percent, compared with 10.5 percent and 12.7 percent in 2004 and 2003, respectively. Operating working capital as a percent of sales for 2003 was negatively impacted 1 percent by the $140 million of tax benefits received in cash in 2004 due to the carryback of a capital loss against prior capital gains. Operating cash flow was decreased by pension contributions of $124 million, $167 million and $308 million in 2005, 2004 and 2003, respectively. Pension contributions are expected to be approximately $75 million to $150 million in 2006.

Free cash flow (operating cash flow less capital expenditures) was $1.7 billion in 2005, compared to $1.8 billion and $1.4 billion in 2004 and 2003, respectively. The 8 percent decrease in 2005 compared to 2004 was primarily due to higher capital expenditures. The 30 percent increase in 2004 compared to 2003 was driven by higher net earnings, improved operating working capital and lower pension contributions, which were partially offset by higher capital spending. Capital expenditures were $518 million, $400 million and $337 million in 2005, 2004 and 2003, respectively. The increase in capital expenditures during 2005 was primarily driven by unitary air-conditioning scroll compressor capacity expansion in the United States and Asia. In 2006, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson’s acquisitions was $366 million, $414 million and $6 million in 2005, 2004 and 2003, respectively.

Dividends were $694 million ($1.66 per share, up 4 percent) in 2005, compared with $675 million ($1.60 per share) in 2004, and $661 million ($1.57 per share) in 2003. In November 2005, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.78 per share. In 2005, approximately 10,035,000 shares were repurchased under the 2002 Board of Directors’ authorization and in 2004, approximately 2,630,000 shares were repurchased under the fiscal 1997 and 2002 Board of Directors’ authorizations; 27.6 million shares remain available for repurchase under the 2002 authorization and none remain under the 1997 authorization. The Company did not repurchase any shares during 2003 under these plans. Purchases of treasury stock totaled $671 million and $157 million in 2005 and 2004, respectively.

Leverage/Capitalization

(dollars in millions)	2003	2004	2005
Total Assets	$15,194	16,361	17,227
Long-term Debt	$3,733	3,136	3,128
Stockholders’ Equity	$6,460	7,238	7,400

Total Debt-to-Capital Ratio	39.0%	35.8%	35.6%
Net Debt-to-Net Capital Ratio	34.5%	27.0%	27.7%
Operating Cash Flow-to-Debt Ratio	42.0%	54.9%	53.4%
Interest Coverage Ratio	6.7	8.9	9.8

EMERSON 2005 25

Total debt was $4.1 billion, $4.0 billion and $4.1 billion for 2005, 2004 and 2003, respectively. The total debt-to-capital ratio was 35.6 percent at year-end 2005, compared with 35.8 percent for 2004 and 39.0 percent for 2003. At September 30, 2005, net debt (total debt less cash and equivalents and short-term investments) was 27.7 percent of net capital, compared with 27.0 percent of net capital in 2004 and 34.5 percent of net capital in 2003. The operating cash flow-to-debt ratio was 53.4 percent, 54.9 percent and 42.0 percent in 2005, 2004 and 2003, respectively. The Company’s interest coverage ratio (earnings from continuing operations before income taxes and interest expense, divided by interest expense) was 9.8 times in 2005, compared with 8.9 times in 2004 and 6.7 times in 2003. The increase in the interest coverage ratio in 2005 from 2004 reflects higher earnings and lower average borrowings. The increase in the interest coverage ratio from 2003 to 2004 reflects higher earnings and lower average borrowings, partially offset by higher interest rates. See Notes 3, 8 and 9 for additional information. The Company’s strong financial position supports long-term debt ratings of A2 by Moody’s Investors Service and A by Standard and Poor’s.

At year-end 2005, the Company and its subsidiaries maintained revolving credit facilities amounting to $2.83 billion to support short-term borrowings. Currently, $1.83 billion of the credit facilities are effective until March 2009, with the remainder effective until March 2010. The credit facilities do not contain any financial covenants, and are not subject to termination based upon a change in credit ratings or a material adverse change. In addition, as of September 30, 2005, the Company could issue up to $2.25 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission.

Contractual Obligations

At September 30, 2005, the Company’s contractual obligations, including estimated payments due by period, are as follows:

		Payments Due By Period
(dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More Than 5 years
Long-term Debt	$3,387	259	252	1,080	1,796
Operating Leases	439	124	151	76	88
Purchase Obligations	856	570	228	58	—
Total	$4,682	953	631	1,214	1,884

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $1.8 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in Note 17, which consist primarily of deferred income tax and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See Notes 10, 11 and 13 for additional information.

Financial Instruments

The Company is exposed to market risk related to changes in interest rates, copper and other commodity prices and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates, ten-percent decrease in commodity prices or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1,7, 8 and 9.

26 EMERSON 2005

CRITICAL ACCOUNTING POLICIES

Preparation of the Company’s financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that affect the reported amounts of assets, liabilities, stockholders’ equity, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ materially from management’s estimates under different assumptions or conditions.

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

Long-lived Assets

Long-lived assets, which include primarily goodwill and property, plant and equipment, are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. For those businesses monitored by management for impairment, their fair value would have to be lower by more than 20 percent before an impairment charge would be recognized. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. See Notes 1, 3 and 6.

Retirement Plans

Defined benefit plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. Effective for 2006, the Company adjusted the discount rate for the U.S. retirement plans to 5.25 percent and adjusted the expected long-term

EMERSON 2005 27

rate of return on plan assets to 8.0 percent. Defined benefit pension plan expense is expected to increase approximately $60 million in 2006. As of the June 30, 2005 measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $150 million. If the performance of the equity and bond markets in 2006 eliminates the excess, the Company could be required to record an after-tax charge to equity of approximately $530 million. The Company contributed $124 million to defined benefit plans in 2005 and expects to contribute approximately $75 million to

$150 million in 2006. See Note 10.

Income Taxes

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act repeals an export tax benefit, provides for a 9 percent deduction on U.S. manufacturing income, and allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. Based on fiscal year 2005 and when fully phased-in, management estimates that the repeal of the export tax benefit will increase income tax expense approximately $25 million per year but expects a significant portion of this cost to be offset by the deduction on manufacturing income. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63 million, or $0.15 per share, in 2005.

New Accounting Pronouncements

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” and began expensing options granted, modified or settled after September 30, 2002, based on their fair value at date of grant over the vesting period, generally three years. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123R). FAS 123R requires recognizing compensation costs related to share-based payment transactions, including previously issued unvested awards outstanding upon adoption of the statement, primarily based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are remeasured based on their fair value each reporting period until settled. FAS 123R was adopted as of July 1, 2005, and did not have a material impact on the financial statements.

In March 2005, the Financial Accounting Standards Board published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies the term “conditional asset retirement obligation” used in FASB Statement No. 143, “Accounting For Asset Retirement Obligations,” and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47, which is effective for fiscal years ending after December 15, 2005, is not expected to have a material impact on the financial statements.

28 EMERSON 2005

Consolidated Statements of Earnings

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30

(Dollars in millions except per share amounts)

	2003	2004	2005
Net sales	$13,958	15,615	17,305
Costs and expenses:
Cost of sales	9,060	10,049	11,122
Selling, general and administrative expenses	2,935	3,281	3,595
Other deductions, net	318	223	230
Interest expense (net of interest income: 2003, $15; 2004, $24; 2005, $34)	231	210	209
Earnings from continuing operations before income taxes	1,414	1,852	2,149
Income taxes (2005 includes a $63 expense for repatriation under the American Jobs Creation Act)	401	595	727
Earnings from continuing operations	1,013	1,257	1,422
Net gain from discontinued operations	76	—	—
Net earnings	$1,089	1,257	1,422
Earnings per common share

Basic earnings per share:
Earnings from continuing operations	$2.42	3.00	3.43
Discontinued operations	0.18	—	—
Basic earnings per share	$2.60	3.00	3.43
Diluted earnings per share:
Earnings from continuing operations	$2.41	2.98	3.40
Discontinued operations	0.18	—	—
Diluted earnings per share	$2.59	2.98	3.40

See accompanying Notes to Consolidated Financial Statements.

EMERSON 2005 29

Consolidated Balance Sheets

EMERSON ELECTRIC CO. AND SUBSIDIARIES

September 30

(Dollars in millions except per share amounts)

ASSETS	2004	2005
Current assets
Cash and equivalents	$1,346	1,233
Receivables, less allowances of $78 in 2004 and $76 in 2005	2,932	3,256
Inventories:
Finished products	693	711
Raw materials and work in process	1,012	1,102
Total inventories	1,705	1,813
Other current assets	433	535
Total current assets	6,416	6,837
Property, plant and equipment
Land	184	185
Buildings	1,402	1,426
Machinery and equipment	5,284	5,442
Construction in progress	249	303
	7,119	7,356
Less accumulated depreciation	4,182	4,353
Property, plant and equipment, net	2,937	3,003
Other assets
Goodwill	5,259	5,479
Other	1,749	1,908
Total other assets	7,008	7,387
	$16,361	17,227

See accompanying Notes to Consolidated Financial Statements.

30 EMERSON 2005

LIABILITIES AND STOCKHOLDERS’ EQUITY	2004	2005
Current liabilities
Short-term borrowings and current maturities of long-term debt	$902	970
Accounts payable	1,629	1,841
Accrued expenses	1,695	1,839
Income taxes	113	281
Total current liabilities	4,339	4,931
Long-term debt	3,136	3,128
Other liabilities	1,648	1,768
Stockholders’ equity
Preferred stock of $2.50 par value per share
Authorized 5,400,000 shares; issued - none	—	—
Common stock of $0.50 par value per share
Authorized 1,200,000,000 shares; issued 476,677,006 shares; outstanding 419,428,547 shares in 2004 and 410,651,564 shares in 2005	238	238
Additional paid-in capital	87	120
Retained earnings	9,471	10,199
Accumulated other comprehensive income	(88)	(65)
	9,708	10,492

Less cost of common stock in treasury, 57,248,459 shares in 2004 and 66,025,442 shares in 2005	2,470	3,092
Total stockholders’ equity	7,238	7,400
	$16,361	17,227

EMERSON 2005 31

Consolidated Statements of Stockholders’ Equity

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30

(Dollars in millions except per share amounts)

	2003	2004	2005
Common stock	$238	238	238
Additional paid-in capital
Beginning balance	52	65	87
Stock plans and other	13	22	33
Ending balance	65	87	120
Retained earnings
Beginning balance	8,461	8,889	9,471
Net earnings	1,089	1,257	1,422
Cash dividends (per share: 2003, $1.57; 2004, $1.60; 2005, $1.66)	(661)	(675)	(694)
Ending balance	8,889	9,471	10,199
Accumulated other comprehensive income
Beginning balance	(647)	(386)	(88)
Foreign currency translation	366	264	11
Minimum pension liability (net of tax of: 2003, $82; 2004, $(24); 2005, $10)	(133)	32	(18)
Cash flow hedges and other (net of tax of: 2003, $(17); 2004, $(2); 2005, $(17))	28	2	30
Ending balance	(386)	(88)	(65)
Treasury stock
Beginning balance	(2,363)	(2,346)	(2,470)
Acquired	—	(157)	(671)
Issued under stock plans and other	17	33	49
Ending balance	(2,346)	(2,470)	(3,092)
Total stockholders’ equity	$6,460	7,238	7,400
Comprehensive income
(Net earnings and changes in Foreign currency translation,
Minimum pension liability and Cash flow hedges)	$1,350	1,555	1,445

See accompanying Notes to Consolidated Financial Statements.

32 EMERSON 2005

Consolidated Statements of Cash Flows

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30

(Dollars in millions)

	2003	2004	2005
Operating Activities
Net earnings	$1,089	1,257	1,422
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	534	557	562
Changes in operating working capital	266	322	110
Pension funding	(308)	(167)	(124)
Other	150	247	217
Net cash provided by operating activities	1,731	2,216	2,187
Investing activities
Capital expenditures	(337)	(400)	(518)
Purchases of businesses, net of cash and equivalents acquired	(6)	(414)	(366)
Other	39	97	(44)
Net cash used in investing activities	(304)	(717)	(928)
Financing activities
Net increase (decrease) in short-term borrowings	(1,232)	(106)	320
Proceeds from long-term debt	746	29	251
Principal payments on long-term debt	(17)	(16)	(625)
Net issuances (purchases) of treasury stock	11	(121)	(621)
Dividends paid	(661)	(675)	(694)
Net cash used in financing activities	(1,153)	(889)	(1,369)
Effect of exchange rate changes on cash and equivalents	41	40	(3)
Increase (decrease) in cash and equivalents	315	650	(113)
Beginning cash and equivalents	381	696	1,346
Ending cash and equivalents	$696	1,346	1,233
Changes in operating working capital
Receivables	$8	(134)	(261)
Inventories	161	(8)	8
Other current assets	12	202	(44)
Accounts payable	57	123	161
Accrued expenses	24	114	77
Income taxes	4	25	169
	$266	322	110

See accompanying Notes to Consolidated Financial Statements.

EMERSON 2005 33

Notes to Consolidated Financial Statements

EMERSON ELECTRIC CO. AND SUBSIDIARIES

(Dollars in millions except per share amounts)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled affiliates. All significant intercompany transactions, profits and balances are eliminated in consolidation. Other investments of 20 percent to 50 percent are accounted for by the equity method. Investments in nonpublicly-traded companies of less than 20 percent are carried at cost. Investments in publicly-traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in accumulated other comprehensive income.

Foreign Currency Translation

The functional currency of a vast majority of the Company’s non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected in accumulated other comprehensive income.

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

Property, Plant and Equipment

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if expected future cash flows of the related assets are less than their carrying values.

Goodwill and Intangible Assets

Assets and liabilities acquired in business combinations are accounted for using the purchase method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or a business one level below an operating segment if discrete financial information is prepared and regularly reviewed by the segment manager. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and market multiples.

All of the Company’s intangible assets (other than goodwill) are subject to amortization. Capitalized software is being amortized on a straight-line basis with a weighted-average life of three years. Other intangibles consist of intellectual property (such as patents and trademarks) and customer relationships, which are being amortized on a straight-line basis with a weighted-average life of nine years. Based on intangible assets as of September 30, 2005, amortization expense will approximate $83 in 2006, $71 in 2007, $55 in 2008, $43 in 2009 and $36 in 2010. These intangibles are also subject to evaluation for potential impairment if an event occurs or circumstances change that indicate the carrying amount may not be recoverable.

Warranty

The Company’s product warranties vary by each of its product lines and are competitive for the markets in which it operates. Warranty generally extends for a period of one to two years from the date of sale or installation. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than 1 percent of sales.

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

34 EMERSON 2005

delivered items have value to the customer on a standalone basis, performance of the undelivered items is probable and substantially in the Company’s control and the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

Stock-based Compensation

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Under the Standard’s prospective method of adoption, options granted, modified or settled after September 30, 2002, are expensed based on their fair value at date of grant over the vesting period, generally three years. Previously, the Company accounted for options pursuant to Accounting Principles Board Opinion No. 25, and no expense was recognized. Effective July 1, 2005, Emerson adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123R), under the Standard’s modified prospective method, and FAS 123R did not have a material impact on the financial statements. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2003	2004	2005
Net earnings, as reported	$1,089	1,257	1,422
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	18	42	65
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	25	48	67
Pro forma net earnings	$1,082	1,251	1,420
Earnings per share:
Basic - as reported	$2.60	3.00	3.43
Basic - pro forma	$2.58	2.99	3.42
Diluted - as reported	$2.59	2.98	3.40
Diluted - pro forma	$2.57	2.97	3.39

See Note 14 for more information regarding stock-based compensation.

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

Income Taxes

During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the American Jobs Creation Act of 2004 and recorded a tax expense of $63. No provision is made for U.S. income taxes on the remaining undistributed earnings of non-U.S. subsidiaries (approximately $1.8 billion at September 30, 2005). These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.

Comprehensive Income

Comprehensive income is primarily comprised of net earnings and changes in foreign currency translation, minimum pension liability and cash flow hedges. Accumulated other comprehensive income, after-tax, consists of foreign currency translation credits of $94 and $83, minimum pension liability charges of $178 and $160, and cash flow hedges and other credits of $19 and charges of $11 at September 30, 2005 and 2004, respectively.

Financial Statement Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Effective October 1, 2002, Emerson adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. The operating results of Dura-Line are classified as discontinued operations in the Consolidated Statements of Earnings for 2003 (see Note 3).

EMERSON 2005 35

(2) WEIGHTED AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Options to purchase approximately 2.6 million, 1.0 million and 5.9 million shares of common stock were excluded from the computation of diluted earnings per share in 2005, 2004 and 2003, respectively, because their effect would have been antidilutive. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow:

(shares in millions)	2003	2004	2005
Basic	419.1	419.3	414.9
Dilutive shares	1.8	2.9	4.0
Diluted	420.9	422.2	418.9

(3) ACQUISITIONS AND DIVESTITURES

The Company acquired Do+Able, a manufacturer of ready-to-assemble wood and steel home and garage organization and storage products, which is included in the Appliance and Tools segment, in the second quarter of 2005 and Numatics, a manufacturer of pneumatic and motion control products for industrial applications, which is included in the Industrial Automation segment, in the fourth quarter of 2005. In addition to Do+Able and Numatics, the Company acquired several smaller businesses during 2005, mainly in the Process Management and Appliance and Tools segments. Total cash paid (including assumed debt of approximately $100, which was repaid in October 2005) and annualized sales for these businesses were approximately $466 and $430, respectively. Goodwill of $236 ($58 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $122, which are being amortized on a straight-line basis over a weighted-average useful life of ten years, were recognized from these transactions in 2005. Third-party valuations of assets are in-process; thus, the allocations of the purchase prices are subject to refinement.

In the fourth quarter of 2004, the Company acquired the outside plant and power systems business of Marconi Corporation PLC, a leading provider of DC power products and engineering and installation services to major telecommunication carriers throughout North America, which is included in the Network Power segment. Marconi (renamed Emerson Network Power Energy Systems –North America) and several smaller businesses acquired during 2004 for a total of $414 in cash (net of cash and equivalents acquired) had annualized sales of approximately $430. Goodwill of $224 (substantially all of which is expected to be deductible for tax purposes) and intangible assets of $120 (all of which is being amortized on a straight-line basis with a weighted-average life of 14 years) were recognized from these transactions.

Several small businesses were also acquired during 2003. Due to challenging market conditions, Emerson began evaluating strategies during 2003 to maximize the value of the Jordan business (renamed Emerson Telecommunication Products, Inc. (Jordan)) acquired in 2000. In May 2003, the Board of Directors approved a plan to restructure Jordan in which all but one of its businesses would be retained by Emerson (and will continue to do business as Emerson Telecommunication Products, LLC (ETP)), and the Dura-Line fiber-optic conduit business would be sold. In June 2003, after the restructuring, the Jordan stock, including its Dura-Line operations, was sold for $6, resulting in a pretax loss of $87, which is reported as discontinued operations. In addition, an appraisal of the retained ETP business was performed. All of the businesses in the Network Power segment, including ETP, were reviewed for impairment and a goodwill impairment charge of $54 was recorded in the third quarter of 2003, the majority of which related to the ETP business. The restructuring and sale resulted in income tax benefits of $238 as the tax basis in the stock of these businesses significantly exceeded the carrying value primarily due to a goodwill impairment of $647 in 2002. Approximately $164 of the benefits were received in cash in 2004 due to the carryback of the capital loss against prior capital gains and application to current year capital gains, with the remainder expected to be received in subsequent years as the capital loss carryforward is utilized against future capital gains. The income tax benefits were recognized in the third quarter of 2003: $170 was associated with discontinued operations and $68 was associated with the retained ETP business.

The tax benefits from the restructuring of the ETP business net of the impairment charge contributed $14 ($0.03 per share) to continuing operations in 2003. The net gain of $83 from the sale of Jordan (including income tax benefit of $170) is reported as discontinued operations in the Consolidated Statements of Earnings. The operating results of Dura-Line are also classified as discontinued operations for 2003. Sales were $41 and the net loss was $7 for the year ended September 30, 2003. Other businesses divested in 2003 represented total annual sales of approximately $80 in 2002.

The results of operations of these businesses have been included in the Company’s consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

36 EMERSON 2005

(4) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:

	2003	2004	2005
Rationalization of operations	$141	129	110
Impairment	54	3	—
Amortization of intangibles	17	21	28
Other	130	97	118
Gains	(24)	(27)	(26)
Total	$318	223	230

An approximate $13 gain from the sale of a manufacturing facility and an approximate $13 gain for a payment received under the U.S. Continued Dumping and Subsidy Offset Act (Byrd Amendment) were recorded in 2005. In January 2004, the Company sold 2 million shares of MKS Instruments, Inc., a publicly-traded company, and continues to hold 9.7 million shares at September 30, 2005. The Company also sold its investment in the Louisville Ladder joint venture in 2004. The Company recorded a pretax gain of $27 in the second quarter of 2004 from these transactions. Pretax gains from divestitures were $24 in 2003.

Other is comprised of several items which are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time gains and losses, such as litigation and disputed matters, insurance recoveries, interest refunds and contract settlement gains.

(5) RATIONALIZATION OF OPERATIONS

The change in the liability for rationalization of operations follows:

	September 30, 2004	Expense	Paid / Utilized	September 30, 2005
Severance and benefits	$23	50	51	22
Lease/contract terminations	18	12	19	11
Fixed asset writedowns	—	3	3	—
Vacant facility and other shutdown costs	3	13	16	—
Start-up and moving costs	2	32	34	—
	$46	110	123	33

	September 30, 2003	Expense	Paid / Utilized	September 30, 2004
Severance and benefits	$20	50	47	23
Lease/contract terminations	25	12	19	18
Fixed asset writedowns	—	9	9	—
Vacant facility and other shutdown costs	2	24	23	3
Start-up and moving costs	5	34	37	2
	$52	129	135	46
Rationalization of operations by segment is summarized as follows:
		2003	2004	2005
Process Management		$36	31	20
Industrial Automation		20	14	15
Network Power		39	26	35
Climate Technologies		20	17	15
Appliance and Tools		36	47	24
Corporate		(2)	(6)	1
Discontinued operations (a)		(8)	—	—
Total		$141	129	110

(a)	Discontinued operations eliminates the operating results of discontinued operations related to Dura-Line, which are included in the Network Power segment amounts.

EMERSON 2005 37

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

During 2005, rationalization of operations primarily related to the exit of approximately 25 production, distribution or office facilities including the elimination of approximately 2,100 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2005 are as follows. Process Management segment includes severance and plant closure costs related to consolidation of instrumentation plants within Europe and consolidation of valve operations within North America, the movement of major distribution facilities to Asia, as well as several other cost reduction actions. Network Power segment includes severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. This segment also includes severance and start-up and moving costs related to the consolidation of North American power systems operations into the Marconi operations acquired in 2004. Appliance and Tools segment includes severance, plant closure costs and start-up and moving costs related to consolidating various industrial and hermetic motor manufacturing facilities for operational efficiency. Severance costs in this segment also relate to shifting certain appliance control operations from the United States to Mexico and China in order to consolidate facilities and improve profitability. The Company expects rationalization expense for 2006 to be similar to 2005 (approximately $100), including the costs to complete actions initiated before the end of 2005 and actions anticipated to be approved and initiated during 2006.

During 2004, rationalization of operations primarily related to the exit of approximately 20 production, distribution or office facilities including the elimination of more than 2,000 positions, as well as costs related to facilities exited in previous periods. Rationalization actions during 2004 include the following. Process Management segment includes severance and plant closure costs related to the closing of a valve plant due to consolidating operations within North America in response to weak market demand, severance costs related to the consolidation of European measurement operations in order to obtain operational synergies, and several other reduction and consolidation actions. Network Power segment includes severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. Climate Technologies segment includes severance costs related to workforce reductions in the European temperature sensors and controls operations due to weakness in market demand. Appliance and Tools segment includes severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency.

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

(6) GOODWILL

Acquisitions are accounted for under the purchase method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under the annual impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and market multiples.

38 EMERSON 2005

The change in goodwill by business segment follows:

	Process Management	Industrial Automation	Network Power	Climate Technologies	Appliance and Tools	Total
Balance, September 30, 2003	$1,603	836	1,543	378	582	4,942
Acquisitions	14		210			224
Impairment	(3)					(3)
Foreign currency translation and other	24	44	17	2	9	96
Balance, September 30, 2004	$1,638	880	1,770	380	591	5,259
Acquisitions	67	121	15		33	236
Foreign currency translation and other	(6)	(4)	(5)		(1)	(16)
Balance, September 30, 2005	$1,699	997	1,780	380	623	5,479

(7) FINANCIAL INSTRUMENTS

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows and firm commitments. Substantially all of the contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities mature within two years.

Notional transaction amounts and fair values for the Company’s outstanding derivatives, by risk category and instrument type, as of September 30, 2004 and 2005, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2004		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign currency:
Forwards	$1,033	13	1,202	18
Options	$22	—	81	6
Interest rate swaps	$853	(7)	114	(7)
Commodity contracts	$130	18	190	32

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $119 and $223 at September 30, 2005 and 2004, respectively. The estimated fair value of each of the Company’s other classes of financial instruments approximated the related carrying value at September 30, 2005 and 2004.

(8) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2004	2005
Current maturities of long-term debt	$622	259
Commercial paper	118	114
Payable to banks	24	496
Other	138	101
Total	$902	970
Weighted-average short-term borrowing interest rate at year end	2.4%	4.0%

EMERSON 2005 39

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. The Company had 76 million of British pound notes with an interest rate of 4.7 percent, swapped to $134 at a U.S. commercial paper rate at September 30, 2004.

At year-end 2005, the Company and its subsidiaries maintained revolving credit facilities amounting to $2.83 billion to support short-term borrowings and to assure availability of funds at prevailing interest rates. Credit facilities of $1.83 billion are effective until March 2009, with the remainder effective until March 2010. The credit facilities do not contain any financial covenants, and are not subject to termination based upon a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years. In connection with the repatriation of foreign earnings under the American Jobs Creation Act, the Company’s non-U.S. subsidiaries had $500 committed bank credit facilities in various currencies, approximately $30 of which was unused at September 30, 2005. The higher weighted-average short-term borrowing interest rate at year end reflects the borrowings of non-U.S. subsidiaries, which are expected to be repaid during 2006.

(9) LONG-TERM DEBT

Long-term debt is summarized as follows:

	2004	2005
7 7/8% notes due June 2005	$600	—
6.3% notes due November 2005	250	250
5 1/2% notes due September 2008	250	250
5% notes due October 2008	175	175
5.85% notes due March 2009	250	250
7 1/8% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4 1/2% notes due May 2013	250	250
5 5/8% notes due November 2013	250	250
5% notes due December 2014	250	250
4.75% notes due October 2015	—	250
6% notes due August 2032	250	250
Other	233	212
	3,758	3,387
Less current maturities	622	259
Total	$3,136	3,128

During the fourth quarter of 2005, the Company issued $250 of 4.75%, ten-year notes under a shelf registration statement filed with the Securities and Exchange Commission. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent. In 2000, the Company issued $600 of 7 7/8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent. During the first quarter of 2004, the Company swapped the $600 of 7 7/8% notes due June 2005 to a floating rate based on three-month LIBOR. The $600 of 7 7/8% notes and the swap matured in June 2005.

Long-term debt maturing during each of the four years after 2006 is $2, $250, $474 and $606, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $247, $233 and $245 in 2005, 2004 and 2003, respectively.

As of September 30, 2005, the Company could issue up to $2.25 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission. The Company may sell securities in one or more separate offerings with the size, price and terms to be determined at the time of sale. The net proceeds from the sale of the securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, financing acquisitions and the repayment of short- or long-term borrowings. The net proceeds may be invested temporarily until they are used for their stated purpose.

40 EMERSON 2005

(10) RETIREMENT PLANS

Retirement plan expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2003	2004	2005	2003	2004	2005
Defined benefit plans:
Service cost (benefits earned during the period)	$41	49	48	11	15	14
Interest cost	136	136	145	22	27	31
Expected return on plan assets	(187)	(196)	(207)	(22)	(21)	(27)
Net amortization	34	65	64	3	14	13
Net periodic pension expense	24	54	50	14	35	31
Defined contribution and multiemployer plans	60	66	69	22	22	23
Total retirement plan expense	$84	120	119	36	57	54

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2004	2005	2004	2005
Projected benefit obligation, beginning	$2,264	2,330	526	607
Service cost	49	48	15	14
Interest cost	136	145	27	31
Actuarial loss (gain)	(82)	320	2	101
Benefits paid	(108)	(118)	(16)	(27)
Acquisitions/divestitures, net	67	19	6	—
Foreign currency translation and other	4	3	47	(19)
Projected benefit obligation, ending	$2,330	2,747	607	707
Fair value of plan assets, beginning	$1,962	2,292	326	433
Actual return on plan assets	318	258	30	47
Employer contributions	67	122	60	52
Benefits paid	(108)	(118)	(16)	(27)
Acquisitions/divestitures, net	51	10	4	—
Foreign currency translation and other	2	2	29	(13)
Fair value of plan assets, ending	$2,292	2,566	433	492
Plan assets in excess of (less than) benefit obligation as of June 30	$(38)	(181)	(174)	(215)
Unrecognized net loss	872	1,079	176	240
Unrecognized prior service cost (benefit)	10	9	(3)	(3)
Adjustment for fourth quarter contributions	51	1	1	1
Net amount recognized in the balance sheet	$895	908	—	23
Accumulated benefit obligation	$2,151	2,535	540	595

EMERSON 2005 41

	U.S. Plans			Non-U.S. Plans
	2003	2004	2005	2003	2004	2005
Weighted average assumptions used to determine net pension expense:
Discount rate	7.25%	6.00%	6.25%	5.8%	5.2%	5.4%
Expected return on plan assets	9.00%	8.50%	8.50%	8.3%	7.2%	7.4%
Rate of compensation increase	3.75%	3.25%	3.25%	3.4%	3.3%	3.1%

Weighted average assumptions used to determine benefit obligations as of June 30:
Discount rate	6.00%	6.25%	5.25%	5.2%	5.4%	4.7%
Rate of compensation increase	3.25%	3.25%	3.00%	3.3%	3.1%	3.0%

At September 30, 2005 and 2004, the pension assets recognized in the balance sheet were $925 and $883, and the pension liabilities recognized in the balance sheet were $276 and $242, respectively; in addition, $282 and $254 were included in accumulated other comprehensive income at September 30, 2005 and 2004, respectively. As of the plans’ June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $1,006, $938 and $656, respectively, for 2005, and $1,009, $934 and $694, respectively, for 2004. As of the June 30, 2005 measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $150. If the performance of the equity and bond markets in 2006 eliminates the excess, the Company could be required to record an after-tax charge to equity of approximately $530. Effective for 2006, the Company adjusted the discount rate for the U.S. retirement plans to 5.25 percent and adjusted the expected long-term rate of return on plan assets to 8.0 percent. Defined benefit pension plan expense is expected to increase approximately $60 in 2006.

The primary objectives for the investment of plan assets is to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past ten years and the historical return (since 1926) of an asset mix approximating Emerson’s current asset allocation targets and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations at June 30, 2004 and 2005, and target weighted-average allocations are as follows:

	U.S. Plans			Non-U.S. Plans
	2004	2005	Target	2004	2005	Target
Asset category
Equity securities	70%	69%	66 - 70%	53%	56%	50 - 60%
Debt securities	30%	27%	26 -32%	37%	37%	30 - 40%
Other	—	4%	2 - 5%	10%	7%	5 - 10%
	100%	100%	100%	100%	100%	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $119 in 2006, $125 in 2007, $132 in 2008, $138 in 2009, $145 in 2010 and $838 in total over the five years 2011 through 2015. Using foreign exchange rates as of September 30, 2005, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $23 in 2006, $23 in 2007, $25 in 2008, $26 in 2009, $28 in 2010 and $169 in total over the five years 2011 through 2015. In 2006, the Company expects to contribute approximately $75 to $150 to the retirement plans.

42 EMERSON 2005

(11) POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30 follows:

	2003	2004	2005
Service cost	$7	5	6
Interest cost	27	25	27
Net amortization	8	19	21
Net postretirement plan expense	$42	49	54

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2004	2005
Benefit obligation, beginning	$426	444
Service cost	5	6
Interest cost	25	27
Actuarial loss	30	55
Benefits paid	(37)	(43)
Acquisitions/divestitures and other	(5)	13
Benefit obligation, ending	444	502
Unrecognized net loss	(101)	(134)
Unrecognized prior service benefit	8	7
Postretirement benefit liability recognized in the balance sheet	$351	375

The assumed discount rates used in measuring the obligations as of September 30, 2005, 2004 and 2003, were 5.25 percent, 5.75 percent and 6.00 percent, respectively. The assumed health care cost trend rate for 2006 was 9.5 percent, declining to 5.0 percent in the year 2014. The assumed health care cost trend rate for 2005 was 9.5 percent, declining to 5.0 percent in the year 2013. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2005, and the 2005 postretirement plan expense by less than 5 percent. The Company estimates that future benefit payments will be $42 annually for 2006 through 2010 and $209 in total over the five years 2011 through 2015.

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

At September 30, 2005, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

EMERSON 2005 43

(13) INCOME TAXES

Earnings from continuing operations before income taxes consist of the following:

	2003	2004	2005
United States	$790	1,022	1,157
Non-U.S.	624	830	992
Earnings from continuing operations before income taxes	$1,414	1,852	2,149

The principal components of income tax expense follow:

	2003	2004	2005
Current:
Federal	$170	132	458
State and local	7	26	42
Non-U.S.	154	229	272

Deferred:
Federal	73	185	(41)
State and local	17	5	(7)
Non-U.S.	(20)	18	3
Income tax expense	$401	595	727

The federal corporate statutory rate is reconciled to the Company’s effective income tax rate as follows:

	2003	2004	2005
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.1	1.1	1.0
Export benefit	(1.7)	(1.4)	(1.1)
Repatriation – American Jobs Creation Act	—	—	3.0
Foreign rate differential	(4.2)	(3.8)	(4.8)
Goodwill	1.3	—	—
Capital losses	(4.5)	—	—
Other	1.3	1.2	0.7
Effective income tax rate	28.3%	32.1%	33.8%

The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63, or $0.15 per share, in 2005.

44 EMERSON 2005

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2004	2005
Deferred tax assets:
Accrued liabilities	$181	176
Postretirement and postemployment benefits	137	153
Employee compensation and benefits	114	149
NOL and tax credits	205	256
Capital loss benefit	74	72
Other	158	141
Total	$869	947
Valuation allowance	$(121)	(137)

Deferred tax liabilities:
Property, plant and equipment	$(291)	(295)
Leveraged leases	(128)	(117)
Pension	(244)	(245)
Intangibles	(200)	(267)
Other	(100)	(82)
Total	$(963)	(1,006)
Net deferred income tax liability	$(215)	(196)

At September 30, 2005 and 2004, respectively, net current deferred tax assets were $315 and $255, and net noncurrent deferred tax liabilities were $511 and $470. Total income taxes paid were approximately $600, $380 (net of the capital loss benefit received of $140) and $310 in 2005, 2004 and 2003, respectively. The $72 capital loss carryforward can be utilized through 2008. The majority of the $185 net operating losses can be carried forward indefinitely, while the remainder expire over varying periods. In addition, $71 of tax credits can be carried back to prior years or carried forward through 2015.

(14) STOCK-BASED COMPENSATION

The Company’s stock-based compensation plans include stock options and incentive shares.

Stock Options

The Company’s Stock Option Plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company’s common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. Compensation cost is recognized over the vesting period based on the number of options expected to vest. At September 30, 2005, approximately 8.1 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2005, follow:

(shares in thousands)	Average Exercise Price Per Share	Shares	Aggregate Intrinsic Value	Average Contractual Life
Beginning of year	$51.22	9,071
Options granted	$63.61	2,213
Options exercised	$47.39	(1,321)
Options canceled	$57.53	(104)
End of year	$54.44	9,859	$169	5.4 years
Exercisable at year end		7,371	$146	4.2 years

EMERSON 2005 45

The weighted-average grant-date fair value per share of options granted was $12.77, $11.13 and $8.13 for 2005, 2004 and 2003, respectively. The total intrinsic value of options exercised was $26, $22 and $7 in 2005, 2004 and 2003, respectively. Cash received from option exercises under share option plans was $50, $37 and $13 and the actual tax benefit realized for the tax deductions from option exercises was $4, $2 and $1 for 2005, 2004 and 2003, respectively.

The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2005, 2004 and 2003 are as follows: risk-free interest rate based on the five-year U.S. Treasury yield of 3.5 percent, 3.1 percent and 2.8 percent, dividend yield of 2.5 percent, 2.8 percent and 3.4 percent and expected volatility based on five-year historical volatility of 24 percent, 25 percent and 25 percent for 2005, 2004 and 2003, respectively. The expected life based on historical experience was five years for options.

Incentive Shares

The Company’s Incentive Share Plans include performance share awards, which involve the distribution of common stock to key management personnel subject to certain conditions and restrictions. Compensation cost is recognized over the service period based on the number of shares expected to be ultimately issued. Performance share awards are accounted for as liabilities in accordance with FAS 123R. Compensation expense is adjusted at the end of each period to reflect the change in the fair value of the awards.

As of September 30, 2005, 3,443,855 rights to receive common shares were outstanding, which are contingent upon accomplishing certain Company performance objectives and the performance of services by the employees. A total of 1,044,995 of these rights (awarded primarily in 2001) will be issued primarily in shares of common stock of the Company and paid partially in cash in early 2006 as a result of achieving certain objectives at the end of 2005. The remaining 2,398,860 rights (awarded primarily in 2004) are contingent upon achieving certain Company performance objectives by 2007 and the performance of services by the employees.

The Company’s Incentive Share Plans also include restricted stock awards, which involve the distribution of the Company’s common stock to key management personnel subject to service periods ranging from three to ten years. The fair value of these awards is determined by the market price of the Company's stock at the date of grant. Compensation cost is recognized over the applicable service period. As of September 30, 2005, there were 1,583,431 shares of restricted stock awards outstanding, including 724,654 shares which will be distributed in early 2006.

Changes in awards outstanding but not yet earned under the Incentive Share Plans during the year ended September 30, 2005, follow:

(shares in thousands)	Shares	Average Grant Date Fair Value Per Share
Beginning of year	4,949	$62.54
Granted	223	$64.95
Earned/vested	(86)	$32.07
Canceled	(59)	$63.20
End of year	5,027	$63.16

The total fair value of shares earned/vested was $5, $24 and $5 under the Incentive Share Plans of which $2, $9 and $2 was paid in cash, primarily for tax withholding, in 2005, 2004 and 2003, respectively. As of September 30, 2005, approximately 0.8 million shares remained available for award under the Incentive Share Plans.

In addition to the stock option and incentive share plans, the Company issued 11,070 shares of restricted stock in 2005 under the Restricted Stock Plan for Non-Management Directors and 0.2 million shares remained available for issuance as of September 30, 2005.

Compensation cost for the stock option and incentive share plans was $100, $66 and $28 for 2005, 2004 and 2003, respectively. Total income tax benefit recognized in the income statement for these compensation arrangements during 2005, 2004 and 2003 were $33, $22 and $9, respectively. As of September 30, 2005, there was $149 of total unrecognized compensation cost related to nonvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 2.4 years.

(15) COMMON STOCK

At September 30, 2005, 22,535,924 shares of common stock were reserved, primarily for issuance under the Company’s stock-based compensation plans. During 2005, 10,035,300 treasury shares were acquired and 1,258,317 treasury shares were issued.

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

46 EMERSON 2005

(16) BUSINESS SEGMENT INFORMATION

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The divisions of the Company are organized primarily by the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions for automated industrial processes. The Industrial Automation segment includes industrial motors and drives, power transmission equipment, alternators, materials joining and precision cleaning, fluid power and control, materials testing, and electrical distribution equipment. The Network Power segment consists of uninterruptible power supplies, power conditioning and electrical switching equipment, and precision cooling, site monitoring and connectivity systems. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, as well as hand and plumbing tools, and storage products.

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements include primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets include primarily cash and equivalents, investments, pensions, deferred charges, and certain fixed assets.

Summarized information about the Company’s operations by business segment and by geographic area follows:

Business Segments

(See Notes 3, 4, 5 and 6)

	Sales			Earnings			Total Assets
	2003	2004	2005	2003	2004	2005	2003	2004	2005
Process Management	$3,394	3,703	4,200	388	476	671	3,531	3,634	3,894
Industrial Automation	2,600	2,936	3,242	330	391	464	2,422	2,503	2,698
Network Power	2,316	2,692	3,317	168	297	373	2,721	3,234	3,379
Climate Technologies	2,614	2,983	3,041	386	467	453	1,871	1,887	1,956
Appliance and Tools	3,453	3,749	4,008	479	530	534	2,388	2,440	2,526
	14,377	16,063	17,808	1,751	2,161	2,495	12,933	13,698	14,453
Discontinued operations(a)	(41)	—	—	12	—	—
Differences in accounting methods				127	126	145
Corporate and other(b)				(245)	(225)	(282)	2,261	2,663	2,774
Sales eliminations / Interest	(378)	(448)	(503)	(231)	(210)	(209)
Total	$13,958	15,615	17,305	1,414	1,852	2,149	15,194	16,361	17,227

(a)	Discontinued operations eliminates Dura-Line's sales and operating loss, which are included in the Network Power segment and the geographic amounts.

(b)	Corporate and other decreased from 2003 to 2004 due to an impairment charge in 2003 (see Note 3), partially offset by higher incentive compensation cost and other items, which also drove the increase from 2004 to 2005 (see Note 14).

	Intersegment Sales			Depreciation and Amortization Expense			Capital Expenditures
	2003	2004	2005	2003	2004	2005	2003	2004	2005
Process Management	$2	3	2	114	117	125	69	75	89
Industrial Automation	15	14	19	97	96	95	55	67	68
Network Power	4	9	9	71	70	76	34	36	55
Climate Technologies	26	32	37	107	120	118	65	94	148
Appliance and Tools	331	390	436	136	141	134	102	108	136
Corporate and other				9	13	14	12	20	22
Total	$378	448	503	534	557	562	337	400	518

EMERSON 2005 47

Geographic

	Sales by Destination			Property, Plant and Equipment
	2003	2004	2005	2003	2004	2005
United States	$7,687	8,262	9,126	1,970	1,880	1,919
Europe	3,169	3,649	3,890	502	539	511
Asia	1,712	2,085	2,370	297	307	343
Latin America	487	533	670	124	135	149
Other regions	944	1,086	1,249	69	76	81
Discontinued operations(a)	(41)	—	—	—	—	—
Total	$13,958	15,615	17,305	2,962	2,937	3,003

(17) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2003	2004	2005
Depreciation	$463	478	472
Intangible asset amortization	$71	79	90
Research and development	$261	280	303
Rent expense	$227	233	241

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $124 in 2006, $88 in 2007, $63 in 2008, $44 in 2009 and $32 in 2010.

Other assets, other are summarized as follows:

	2004	2005
Pension plans	$883	925
Equity and other investments	223	248
Intellectual property and customer relationships	205	310
Capitalized software	148	157
Leveraged leases	124	116
Other	166	152
Total	$1,749	1,908

Items reported in accrued expenses include the following:

	2004	2005
Employee compensation	$432	445
Product warranty	$180	174

Other liabilities are summarized as follows:

	2004	2005
Deferred income taxes	$528	567
Postretirement plans, excluding current portion	306	325
Retirement plans	285	336
Minority interest	126	142
Other	403	398
Total	$1,648	1,768

48 EMERSON 2005

(18) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
Net sales	$3,600	3,970	3,859	4,227	4,036	4,465	4,120	4,643	15,615	17,305
Gross profit	$1,282	1,412	1,356	1,502	1,439	1,600	1,489	1,669	5,566	6,183
Net earnings	$244	297	318	348	341	358	354	419	1,257	1,422

Net earnings per common share:
Basic	$0.58	0.71	0.76	0.84	0.81	0.86	0.85	1.02	3.00	3.43
Diluted	$0.58	0.70	0.75	0.83	0.81	0.86	0.84	1.01	2.98	3.40

Dividends per common share	$.4000	.4150	.4000	.4150	.4000	.4150	.4000	.4150	1.60	1.66
Common stock prices:
High	$64.95	70.88	68.46	70.20	63.55	68.61	64.02	72.04	68.46	72.04
Low	$52.73	61.22	59.39	63.93	56.56	60.69	59.08	61.47	52.73	60.69

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

EMERSON 2005 49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Emerson Electric Co.

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Emerson Electric Co. and subsidiaries’ internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 22, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/    KPMG LLP

St. Louis, Missouri

November 22, 2005

50 EMERSON 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Emerson Electric Co.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Emerson Electric Co. and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Emerson Electric Co. and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Emerson Electric Co. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005, and our report dated November 22, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG LLP

St. Louis, Missouri

November 22, 2005

EMERSON 2005 51

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson’s operations, future results, and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political, and technological factors, among others, changes of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) current and future business environment, including interest rates and capital and consumer spending; (ii) potential volatility of the end markets served; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) government laws and regulations, including taxes; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stable governments and business conditions in emerging economies; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.

EMERSON 2005