Form 10-K, Exhibit 13
period 2006-09-30
EMERSON ELECTRIC CO
filed 2006-11-21
CIK 32604

Exhibit 13

Financial Review

REPORT OF MANAGEMENT

The Company’s management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2006, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company’s disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2006.

The Company’s auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on management’s assessment of internal control over financial reporting.

/s/ David N. Farr	/s/ Walter J. Galvin
David N. Farr	Walter J. Galvin
Chairman of the Board, Chief Executive Officer, and President	Senior Executive Vice President and Chief Financial Officer

RESULTS OF OPERATIONS

Years ended September 30 | Dollars in millions, except per share amounts

	2004	2005	2006	Change ‘04 - ‘05	Change ‘05 -‘06
Net sales	$15,615	17,305	20,133	11%	16%
Gross profit	$5,566	6,183	7,168	11%	16%
Percent of sales	35.6%	35.7%	35.6%
SG&A	$3,281	3,595	4,099
Percent of sales	21.0%	20.7%	20.4%
Other deductions, net	$223	230	178
Interest expense, net	$210	209	207
Earnings before income taxes	$1,852	2,149	2,684	16%	25%
Net earnings	$1,257	1,422	1,845	13%	30%
Percent of sales	8.1%	8.2%	9.2%
Earnings per share	$2.98	3.40	4.48	14%	32%

Net earnings and earnings per share for 2005 include a $63 million tax expense ($0.15 per share) for repatriation under the American Jobs Creation Act.

Overview

Emerson achieved record sales, earnings and earnings per share in the fiscal year ended September 30, 2006. All of the business segments generated higher sales and earnings compared to the prior year. The Network Power, Process Management and Industrial Automation businesses drove gains in a favorable economic environment as gross fixed investment expanded moderately during 2006. Strong growth in the United States and Asia, solid growth in Europe and acquisitions contributed to these results. Profit margins remained strong primarily due to leverage on higher sales volume and benefits derived from previous cost reduction actions. Emerson’s financial position remains strong and the Company continues to generate substantial cash flow.

Net Sales

Net sales for fiscal 2006 were a record $20.1 billion, an increase of approximately $2.8 billion, or 16 percent, over fiscal 2005, with both U.S. and international sales contributing to this growth. The consolidated results reflect increases in all five business segments with an underlying sales (which exclude acquisitions, divestitures and foreign currency translation) increase of more than 12 percent ($2,119 million), an approximate 4 percent ($766 million) contribution from acquisitions and a slightly unfavorable impact ($57 million) from foreign currency translation. The underlying sales increase of more than 12 percent was driven by 12 percent growth in the United States and a total international sales increase of 13 percent. The U.S. market growth was very strong in the first half of 2006 and began to moderate toward the end of the fiscal year, while Europe grew stronger as the year progressed and finished very strong in the fourth quarter. The international sales increase primarily reflects growth in Asia (20 percent) and Europe (7 percent). The Company estimates that the underlying sales growth primarily reflects a nearly 9 percent gain from volume, an approximate 3 percent impact from market penetration gains and a less than 1 percent impact from higher sales prices.

Net sales for fiscal 2005 were $17.3 billion, an increase of approximately $1.7 billion, or 11 percent, over fiscal 2004, with growth in both the U.S. and international markets. Continued strength in commercial and industrial demand and increases in all of the business segments drove the consolidated results, with an underlying sales increase of 6 percent ($895 million), a 2 percent ($257 million) favorable impact from a stronger Euro and other currencies, and an over 3 percent ($552 million) positive impact from acquisitions. The underlying sales increase of 6 percent was driven by 6 percent growth in the United States (including a strong finish to the year with 10 percent growth in the fourth quarter) and a total international sales growth of 6 percent, which primarily reflects 11 percent growth in Asia. The Company estimates that the underlying sales growth primarily reflects an approximate 4 percent gain from volume, an approximate 1 percent impact from market penetration gains and an approximate 1 percent impact from higher sales prices.

International Sales

International destination sales, including U.S. exports, increased approximately 17 percent, to $9.5 billion in 2006, representing 47 percent of the Company’s total sales. U.S. exports were up 13 percent compared to 2005, at $1,127 million. International subsidiary sales, including shipments to the United States, were $8.7 billion in 2006, up 17 percent over 2005. Excluding the net 1 percent unfavorable impact from acquisitions and foreign currency translation, international subsidiary sales increased 18 percent compared to 2005. Underlying destination sales grew 20 percent in Asia during the year, driven mainly by 19 percent growth in China, and 21 percent in Latin America and the Middle East, while sales grew 7 percent in Europe.

International destination sales, including U.S. exports, increased approximately 11 percent, to $8.2 billion in 2005, representing 47 percent of the Company’s total sales. U.S. exports were up 6 percent compared to 2004, at $998 million. International subsidiary sales, including shipments to the United States, were $7.4 billion in 2005, up 12 percent over 2004. Excluding the net 4 percent impact from acquisitions and favorable foreign currency translation, international subsidiary sales increased 8 percent compared to 2004. Underlying destination sales grew 11 percent in Asia during the year, driven mainly by 14 percent growth in China, while sales grew 15 percent in Latin America and 10 percent in the Middle East and sales in Europe were flat compared to 2004.

Acquisitions and Divestitures

The Company acquired Artesyn Technologies, Inc. (Artesyn), Knürr AG (Knürr) and Bristol Babcock (Bristol), as well as several smaller businesses during 2006. Artesyn is a global manufacturer of advanced power conversion equipment and board-level computing solutions for infrastructure applications in telecommunication and data-communication systems. Knürr is a manufacturer of indoor and outdoor enclosure systems and cooling technologies for telecommunications, electronics and computing equipment. Bristol is a manufacturer of control and measurement equipment for oil and gas, water and wastewater, and power industries. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $120 million and debt assumed of approximately $90 million) was approximately $752 million. Annualized sales for acquired businesses were $920 million in 2006.

In 2006, the Company divested or had plans to divest several small business units, including the materials testing business. These businesses had total annual sales of $171 million, $174 million and $204 million for fiscal years 2006, 2005 and 2004, respectively, and earnings were approximately break-even. The Company recorded an after-tax gain of $22 million from the sale of the materials testing business in the fourth quarter of 2006. The sales of the other businesses are expected to close in 2007. These businesses were not reclassified as discontinued operations due to immateriality.

During 2005, the Company acquired Do+Able, a manufacturer of ready-to-assemble storage products, and Numatics, a manufacturer of pneumatic and motion control products, and several smaller businesses. Total cash paid for these businesses (including assumed debt of approximately $100 million, which was repaid in October 2005) was approximately $466 million. During 2004, the Company acquired the North American outside plant and power systems business of Marconi Corporation PLC, as well as several other smaller businesses for a total of approximately $414 million in cash. Annualized sales for acquired businesses were $430 million in both 2005 and 2004. See Note 3 for additional information regarding acquisitions and divestitures.

Cost of Sales

Cost of sales for fiscal 2006 and 2005 were $12.9 billion and $11.1 billion, respectively. Cost of sales as a percent of net sales was 64.4 percent for 2006, compared with 64.3 percent in 2005. Gross profit was $7.2 billion and $6.2 billion for fiscal 2006 and 2005, respectively, resulting in gross profit margins of 35.6 percent and 35.7 percent. The increase in the gross profit primarily reflects higher sales volume and acquisitions. The gross profit margin was unfavorably impacted as leverage on higher sales and benefits realized from productivity improvements were more than offset by higher costs for wages and benefits (pension), negative product mix, as well as the lower profit margin on recent acquisitions. Sales price increases initiated over the past year, together with the benefits received from commodity hedging of approximately $130 million, offset the higher level of raw material costs, but the margin was diluted. Assuming commodity costs remain at these levels, the Company will need to address commodity inflation pressures (particularly copper and steel) with additional procurement initiatives and sales price actions.

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

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for 2006 were $4.1 billion, or 20.4 percent of net sales, compared with $3.6 billion, or 20.7 percent of net sales for 2005. The increase of approximately $0.5 billion was primarily due to the increase in variable costs on higher sales and acquisitions. The reduction in SG&A as a percent of sales was primarily the result of leveraging fixed costs on higher sales.

SG&A expenses for 2005 were $3.6 billion compared with $3.3 billion for 2004. As a percent of net sales, SG&A expenses were 20.7 percent in 2005 and 21.0 percent in 2004. Leverage on higher sales and the benefits realized from prior rationalization efforts were partially offset by higher costs for wages and benefits.

Other Deductions, Net

Other deductions, net were $178 million in 2006, a $52 million decrease from the $230 million in 2005. The decrease primarily reflects $42 million of higher gains in 2006 compared to 2005 and lower rationalization costs. Gains in 2006 included approximately $31 million related to the divesture of the materials testing business and approximately $26 million related to the sale of shares in MKS Instruments, Inc. (MKS). The Company expects to continue liquidating its remaining MKS investment valued at approximately $90 million (cost basis approximately $70 million). Ongoing costs for the rationalization of operations were $84 million in 2006, down from $110 million in 2005, reflecting lower costs, particularly for the Network Power segment. The higher gains and lower rationalization costs were partially offset by higher amortization of intangibles related to acquisitions.

Other deductions, net were $230 million in 2005 compared to $223 million in 2004. In 2005, ongoing costs for the rationalization of operations were $110 million, down from $129 million in 2004, primarily reflecting lower costs in the Process Management and Appliance and Tools segments. The decrease in rationalization costs was more than offset by higher amortization of intangibles, a litigation settlement in 2005 and a 2004 insurance recovery and interest refund. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

Interest Expense, Net

Interest expense, net was $207 million, $209 million and $210 million in 2006, 2005 and 2004, respectively. During 2006, $250 million of 6.3% notes matured. During 2005, the Company issued $250 million of 4.75% ten-year notes due October 2015, and $600 million of 7 7/8% notes matured.

Earnings Before Income Taxes

Earnings before income taxes were $2.7 billion for 2006, an increase of 25 percent, compared to $2.1 billion for 2005. The earnings results reflect increases in all five business segments, including $207 million in Process Management, $111 million in Network Power and $105 million in Industrial Automation. The higher earnings also reflect leverage from higher sales, benefits realized from productivity improvements, and higher sales prices, partially offset by higher raw material, wage and benefit costs.

Earnings before income taxes were $2.1 billion for 2005, an increase of 16 percent, compared to $1.9 billion for 2004. The earnings results reflect increases in four of the five business segments, with particular strength in the Network Power, Process Management and Industrial Automation businesses. The higher earnings also reflect increased volume and leverage from the higher sales, savings from cost reduction efforts, and higher sales prices, partially offset by higher raw material costs, higher wage and benefit costs and other items.

Income Taxes

Income taxes for 2006 were $839 million compared to $727 million for 2005. The effective tax rate decreased from 34 percent in 2005 to approximately 31 percent in 2006. The change in the tax rate is primarily due to a 3 percentage point decrease resulting from a $63 million tax expense in 2005 related to the one-time opportunity during 2005 to repatriate foreign earnings at a favorable rate under the American Jobs Creation Act of 2004 (the Act).

Income taxes for 2005 were $727 million compared to $595 million for 2004. The effective tax rate increased from 32 percent in 2004 to approximately 34 percent in 2005. The change in the tax rate is primarily due to the tax expense in 2005 related to the Act as discussed above. See Note 13 for further discussion regarding the impact of the Act.

Net Earnings and Return on Equity

Net earnings and earnings per share for 2006 increased 30 percent and 32 percent, respectively, to a record $1.8 billion and a record $4.48 per share, compared to $1.4 billion and $3.40 per share in 2005. Net earnings as a percent of net sales were 9.2 percent in 2006 compared to 8.2 percent in 2005. Net earnings for 2005 included a tax expense of $63 million, or $0.15 per share, related to the one-time opportunity to repatriate foreign earnings. The 32 percent increase in earnings per share also reflects the purchase of treasury shares. Return on average stockholders’ equity was 23.7 percent and 19.4 percent for 2006 and 2005, respectively.

Net earnings and earnings per share for 2005 increased 13 percent and 14 percent, respectively, to $1.4 billion and $3.40 per share, compared to $1.3 billion and $2.98 per share in 2004. Net earnings as a percent of net sales were 8.2 percent in 2005 compared to 8.1 percent in 2004. Net earnings for 2005 include a tax expense of $63 million, or $0.15 per share, related to the one-time opportunity to repatriate foreign earnings. The 14 percent increase in earnings per share also reflects the purchase of treasury shares. Return on average stockholders’ equity was 19.4 percent and 18.4 percent for 2005 and 2004, respectively.

Business Segments

Process Management

(dollars in millions)	2004	2005	2006	Change ‘04 - ‘05	Change ‘05 - ‘06
Sales	$3,703	4,200	4,875	13%	16%
Earnings	$476	671	878	41%	31%
Margin	12.9%	16.0%	18.0%

2006 vs. 2005 - Sales in the Process Management segment were $4.9 billion in 2006, an increase of $675 million, or 16 percent, over 2005, reflecting higher volume and acquisitions. All of the businesses, including measurement, valves and systems, reported higher sales and earnings (defined as earnings before interest and taxes for the business segments discussion) due to worldwide growth in oil and gas and power projects, as well as expansion in China. The increasing demand for energy is driving capacity expansion and upgrades to existing facilities in the energy sector. Underlying sales increased 13 percent, excluding a 3 percent ($147 million) contribution from the Bristol, Tescom and Mobrey acquisitions, driven by the strong market demand and aided by approximately 2 percent from penetration gains and price. The underlying sales increase reflects growth in all major geographic regions, including the United States (15 percent), Asia (15 percent), Latin America (20 percent) and Europe (6 percent), compared with the prior year. Earnings increased 31 percent to $878 million from $671 million in the prior year, primarily reflecting higher sales volume, as well as acquisitions. The margin increase was primarily due to leverage on higher sales. Sales price increases and material cost containment were offset by higher wages.

2005 vs. 2004 - Sales in the Process Management segment were $4.2 billion in 2005, up $497 million, or 13 percent, over 2004, reflecting stronger market demand for capital goods (including process automation products and systems), penetration gains in excess of 1 percent and acquisitions. Nearly all of the businesses reported sales increases, with sales and earnings particularly strong for the valves and measurement businesses due to growth in oil and gas projects, and expansion in China. Underlying sales increased 9 percent, excluding a 2 percent ($84 million) positive contribution from the Metran, Tescom and Mobrey acquisitions and a 2 percent ($79 million) favorable impact from foreign currency translation. The increase in underlying sales reflects 22 percent growth in Asia, 29 percent growth in Canada, 13 percent growth in Latin America and 5 percent growth in the United States, while sales in Europe increased 1 percent compared with 2004. Volume growth, leverage on the higher sales of approximately 2 percentage points and savings from prior cost reduction efforts drove a 41 percent increase in earnings from $476 million in 2004 to $671 million for 2005.

Industrial Automation

(dollars in millions)	2004	2005	2006	Change ‘04 - ‘05	Change ‘05 - ‘06
Sales	$2,936	3,242	3,767	10%	16%
Earnings	$391	464	569	19%	23%
Margin	13.3%	14.3%	15.1%

2006 vs. 2005 - Sales in the Industrial Automation segment were $3.8 billion in 2006, an increase of 16 percent compared to 2005. Sales grew in all of the major geographic regions and in nearly all of the businesses, reflecting the continued favorable economic environment for capital goods. Underlying sales grew 11 percent, excluding a 6 percent ($208 million) contribution from the Numatics, Saftronics and Jaure acquisitions and a 1 percent ($41 million) unfavorable impact from foreign currency translation. Underlying sales grew 12 percent in the United States and 11 percent internationally. The increase in international sales primarily reflects growth in Europe (10 percent) and Asia (13 percent). The results reflect growth in nearly all of the businesses, with particular strength in the power generating alternator and electrical distribution businesses. The underlying growth reflects both increased global industrial demand and a nearly 3 percent positive impact from price and penetration gains. In addition, the electrical distribution business’s strong growth was driven by increased demand in North America, particularly along the Gulf Coast of the United States. Earnings increased 23 percent to $569 million for 2006, compared with $464 million in 2005, reflecting higher sales volume and prices, as well as acquisitions. The margin increase was primarily due to leverage on higher sales volume. Sales price increases and benefits from prior cost reduction efforts were offset by higher material, wage and benefit (pension) costs, as well as dilution from acquisitions. The earnings increase was also aided by an approximate $18 million payment received by the power transmission business from dumping duties related to the U.S. Continued Dumping and Subsidy Offset Act (Offset Act) in the current year, compared with a $13 million payment received in 2005, and lower litigation settlement costs compared to the prior year.

2005 vs. 2004 - Sales in the Industrial Automation segment increased 10 percent compared to 2004 to $3.2 billion in 2005, with sales increases in all of the businesses and major geographic areas, reflecting the favorable economic environment for capital goods. Underlying sales grew nearly 8 percent, excluding a nearly 3 percent ($78 million) favorable impact from foreign currency translation. The underlying sales growth reflects an 11 percent increase in the United States and a 5 percent increase in international sales, with 4 percent growth in Europe, 4 percent growth in Asia and 25 percent growth in the Middle East. The results reflect solid improvements across all the businesses, with particular strength in the power generating alternator and the power transmission businesses, reflecting increased global industrial demand and an estimated 2 percent positive impact from higher sales prices. Earnings increased 19 percent to $464 million for 2005, compared with $391 million in 2004, due to higher sales volume and leverage, while sales price increases nearly offset higher material costs (particularly for steel and copper). The earnings increase was aided by a $13 million payment received by the power transmission business from dumping duties related to the Offset Act in 2005, compared with a $2 million payment received in 2004, partially offset by a litigation settlement related to the electrical products business.

Network Power

(dollars in millions)	2004	2005	2006	Change ‘04 - ‘05	Change ‘05 - ‘06
Sales	$2,692	3,317	4,350	23%	31%
Earnings	$297	373	484	26%	30%
Margin	11.0%	11.2%	11.1%

2006 vs. 2005 - The Network Power segment sales increased 31 percent to $4.4 billion in 2006 compared to $3.3 billion in 2005. End markets were strong across the segment with particular strength in the computing and data-center markets, which led to strong growth in the AC power system and precision cooling businesses. The sales increase reflects 21 percent growth in underlying sales and a 10 percent ($341 million) contribution from the Artesyn and Knürr acquisitions. The underlying sales increase of 21 percent reflects higher volume of approximately 23 percent, of which more than one-third is estimated to be from market penetration gains. These increases were partially offset by an estimated 2 percent impact from lower sales prices. Geographically, underlying sales reflect a 22 percent increase in the United States, a 37 percent increase in Asia (primarily China) and a 3 percent increase in Europe. The Company continues to build upon its Emerson Network Power China division resulting in market penetration in China and other Asian markets. Earnings increased 30 percent, or $111 million, to $484 million, compared with $373 million in 2005, primarily due to higher sales volume. The margin was primarily diluted by the Artesyn acquisition and declines in sales prices, partially offset by material cost containment. Negative product mix in the embedded power business and higher costs related to inventory and warranty in the North American DC power business in the fourth quarter also diluted the margin. Leverage on higher sales volume, savings from prior period cost reduction efforts and a $16 million reduction in rationalization costs versus the prior year mitigated the margin decline.

2005 vs. 2004 - Network Power segment sales increased 23 percent to $3.3 billion in 2005 compared to $2.7 billion in 2004, reflecting acquisitions and continued demand for power systems and precision cooling products, as well as uninterruptible power supplies and original equipment manufacturers (OEM) embedded power modules. Acquisitions added approximately 14 percent ($366 million) to the increase, foreign currency translation had a 1 percent favorable impact, and underlying sales grew 8 percent. The underlying sales increase reflects higher volume of approximately 7 percent and estimated penetration gains of approximately 4 percent, offset by an estimated 3 percent impact from lower sales prices. Geographically, underlying sales reflect an 11 percent increase in the United States and a 14 percent increase in Asia (primarily China), offset by a 2 percent decrease in Europe. The growth in the United States reflects strong market demand for communications and enterprise computer equipment in 2005. Growth in Asia was driven by increased demand for communications and power equipment, supported by a robust economic environment. Earnings increased 26 percent, or $76 million, to $373 million, compared with $297 million in 2004, primarily reflecting higher sales volume, leverage of approximately 2 percentage points and benefits from prior cost reductions. The earnings increase and margin were impacted by negative price, partially offset by material cost containment. In addition, negative product mix in the embedded power business, as well as integration costs related to the Marconi acquisition, impacted profitability.

Climate Technologies

(dollars in millions)	2004	2005	2006	Change ‘04 - ‘05	Change ‘05 - ‘06
Sales	$2,983	3,041	3,424	2%	13%
Earnings	$467	453	523	(3%)	15%
Margin	15.7%	14.9%	15.3%

2006 vs. 2005 -Sales in the Climate Technologies segment were $3.4 billion in 2006, an increase of 13 percent compared to 2005. Underlying sales grew 13 percent, which reflects a 14 percent increase in the United States, a 20 percent increase in Europe and a 1 percent increase in Asia. The underlying sales growth was largely due to strong demand in the air-conditioning compressor business and an estimated 1 percent positive impact from higher sales prices. The volume increase of 12 percent, one-fourth of which is estimated to be from market share gains, was primarily related to scroll compressors. The air-conditioning compressor business was very strong during the year primarily due to demand relating to the transition in the United States to higher efficiency standards that became effective January 23, 2006, as well as weather related demand. Earnings increased 15 percent to $523 million in 2006 compared to $453 million in 2005, primarily due to higher volume. The margin increase reflects leverage on higher sales and savings from prior period cost reduction efforts, partially offset by higher wages and benefits (pension). The margin increase was negatively impacted as the higher sales prices were more than offset by higher material costs. The Company has begun capacity expansion in Mexico where the next generation scroll compressor design and hermetic motors for the North American market will be produced.

2005 vs. 2004 -Climate Technologies segment sales were $3.0 billion in 2005, an increase of 2 percent compared to 2004. Excluding a 1 percent positive impact from foreign currency translation, underlying sales grew 1 percent versus strong 2004 results. Higher sales prices of approximately 2 percent and market share gains were substantially offset by volume decreases due to inventory reductions in the supply chain in the United States and China, as well as decreased wholesaler exports from Europe due to the strong Euro. Sales results for 2005 were mixed across the businesses, with strong growth in U.S. air-conditioning compressors during the fourth quarter driving the overall increase. The growth in the compressor business reflects replenishment of inventories in the distribution channel in the fourth quarter due to late season, warm weather in the United States, as well as anticipatory demand due to the pending transition in the United States to higher efficiency standards. The underlying sales reflect a 3 percent increase in the United States, an 8 percent decline in Europe and a 4 percent decline in Asia, while sales in Latin America increased 35 percent off a smaller base. Earnings from Climate Technologies decreased 3 percent to $453 million in 2005 compared to $467 million in 2004, primarily due to negative impacts from lower sales volume, product mix and higher wage costs, partially offset by benefits from prior cost reduction efforts and lower rationalization costs compared to 2004. Higher sales prices substantially offset higher material costs, which had a dilutive impact on the margin.

Appliance and Tools

(dollars in millions)	2004	2005	2006	Change ‘04 - ‘05	Change ‘05 - ‘06
Sales	$3,749	4,008	4,313	7%	8%
Earnings	$530	534	550	1%	3%
Margin	14.1%	13.3%	12.8%

2006 vs. 2005 -The Appliance and Tools segment sales increased 8 percent to $4.3 billion for 2006. This increase reflects 6 percent growth in underlying sales and a 2 percent ($62 million) contribution from the Do+Able acquisition. Sales grew in nearly all of the businesses with most experiencing moderate to strong growth. Particular strength in the tools, storage and hermetic motors businesses was partially offset by softness in the appliance component business. The hermetic motors business was very strong due to the air-conditioning demand during the year. In addition, the storage businesses showed strong growth driven by the U.S. market. Strength in U.S. residential investment in the first half of 2006 and increased demand at major retailers resulted in continued growth in the storage businesses. The underlying sales increase reflects an estimated 3 percent growth from volume and an approximate 3 percent positive impact from price and penetration gains. Geographically, underlying sales increased 6 percent in the United States and 8 percent internationally. Earnings for 2006 were $550 million, an increase of 3 percent from 2005. The overall increase in profit was partially offset by declines in certain tools, storage and motors businesses, reflecting new product introduction costs in the disposer business, foreign currency losses in the tools and residential storage businesses and restructuring inefficiencies, including costs related to plant shutdown and ramp up of Mexican capacity in the tools and motors businesses. Overall, increases in sales prices were offset by higher raw material (particularly copper, steel and plastics), wage and benefit (pension) costs and negative product mix, diluting the profit margin.

2005 vs. 2004 -Appliance and Tools segment sales increased 7 percent to $4.0 billion for 2005. This increase reflects a 3 percent growth in underlying sales, a 1 percent favorable impact from foreign currency translation and a 3 percent ($101 million) positive impact from Do+Able and a smaller acquisition. Geographically, underlying sales increased 3 percent in the United States and 3 percent internationally. The underlying sales increase primarily reflects an approximate 3 percent positive impact from higher sales prices. The results were mixed across the segment with gains in most of the businesses, particularly strong growth in storage and hermetic motors, and softness in the appliance motor and component businesses. Strong growth in the storage businesses primarily resulted from strength in new and existing home markets as reflected in U.S. residential investment in 2005, and increased demand at major retailers. Earnings of the Appliance and Tools segment for 2005 of $534 million were up 1 percent from 2004, primarily due to $23 million in lower rationalization costs compared to 2004, partially offset by a $12 million negative impact from a quality issue with an appliance component in 2005. Higher sales prices were more than offset by higher raw material costs (particularly steel and copper in the motors business), which together with acquisitions diluted the margin.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and is in a strong financial position with total assets of $19 billion and stockholders’ equity of $8 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow

(dollars in millions)	2004	2005	2006
Operating Cash Flow	$2,216	2,187	2,512
Percent of sales	14.2%	12.6%	12.5%
Capital Expenditures	$400	518	601
Percent of sales	2.6%	3.0%	3.0%
Free Cash Flow (Operating Cash Flow Less Capital Expenditures)	$1,816	1,669	1,911
Percent of sales	11.6%	9.6%	9.5%
Operating Working Capital	$1,633	1,643	2,044
Percent of sales	10.5%	9.5%	10.1%

Emerson generated operating cash flow of $2.5 billion in 2006, a 15 percent increase from 2005. Higher net earnings were partially offset by additional working capital necessary to support the higher level of sales. Cash flow in 2006 reflects continued improvements in operating working capital management, including a 2 percent increase in days payable outstanding. Operating cash flow was $2.2 billion in 2005, a 1 percent decrease from 2004. Higher net earnings were more than offset by additional working capital necessary to support the higher level of sales and the $140 million tax refund in 2004 related to the sale of Jordan stock including its Dura-Line operations in 2003. At September 30, 2006, operating working capital as a percent of sales was 10.1 percent, compared with 9.5 percent and 10.5 percent in 2005 and 2004, respectively. Operating cash flow was decreased by pension contributions of $124 million, $124 million and $167 million in 2006, 2005 and 2004, respectively. Pension contributions are expected to be approximately $100 million to $150 million in 2007.

Free cash flow (operating cash flow less capital expenditures) was $1.9 billion in 2006, compared to $1.7 billion and $1.8 billion in 2005 and 2004, respectively. The 15 percent increase in free cash flow in 2006 compared to 2005 reflects the increase in operating cash flow, primarily due to higher net earnings, partially offset by higher capital spending. The 8 percent decrease in 2005 compared to 2004 was primarily due to higher capital expenditures. Capital expenditures were $601 million, $518 million and $400 million in 2006, 2005 and 2004, respectively. The increase in capital expenditures during 2006 compared to the prior year includes capacity expansion and acquisitions in the Network Power segment, while the increase in 2005 compared to 2004 was primarily driven by unitary air-conditioning scroll compressor capacity expansion in the United States and Asia. In 2007, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson’s acquisitions was $752 million, $366 million and $414 million in 2006, 2005 and 2004, respectively.

Dividends were $730 million ($1.78 per share, up 7 percent) in 2006, compared with $694 million ($1.66 per share) in 2005, and $675 million ($1.60 per share) in 2004. In November 2006, the Board of Directors voted to increase the quarterly cash dividend 18 percent to an annualized rate of $2.10 per share. Also in November 2006, the Company’s Board of Directors declared a two-for-one split of the Company’s common stock effected in the form of a 100 percent stock dividend to shareholders of record as of November 17, 2006, with a distribution date of December 11, 2006 (shares begin trading on a post-split basis on December 12, 2006). In 2006, approximately 10,726,000 shares were repurchased under the 2002 Board of Directors’ authorization; in 2005, approximately 10,035,000 shares were repurchased under the 2002 authorization, and in 2004, approximately 2,630,000 shares were repurchased under the fiscal 1997 and 2002 Board of Directors’ authorizations; 16.8 million shares remain available for repurchase under the 2002 authorization and none remain under the 1997 authorization. Purchases of treasury stock totaled $871 million, $671 million and $157 million in 2006, 2005 and 2004, respectively.

Leverage/Capitalization

(dollars in millions)	2004	2005	2006
Total Assets	$16,361	17,227	18,672
Long-term Debt	$3,136	3,128	3,128
Stockholders’ Equity	$7,238	7,400	8,154

Total Debt-to-Capital Ratio	35.8%	35.6%	33.1%
Net Debt-to-Net Capital Ratio	27.0%	27.7%	28.1%
Operating Cash Flow-to-Debt Ratio	54.9%	53.4%	62.4%
Interest Coverage Ratio	8.9	9.8	12.9

Total debt was $4.0 billion, $4.1 billion and $4.0 billion for 2006, 2005 and 2004, respectively. The total debt-to-capital ratio was 33.1 percent at year-end 2006, compared with 35.6 percent for 2005 and 35.8 percent for 2004. At September 30, 2006, net debt (total debt less cash and equivalents and short-term investments) was 28.1 percent of net capital, compared with 27.7 percent of net capital in 2005 and 27.0 percent of net capital in 2004. The operating cash flow-to-debt ratio was 62.4 percent, 53.4 percent and 54.9 percent in 2006, 2005 and 2004, respectively. The Company’s interest coverage ratio (earnings before income taxes and interest expense, divided by interest expense) was 12.9 times in 2006, compared with 9.8 times in 2005 and 8.9 times in 2004. The increase in the interest coverage ratio over the last three years reflects higher earnings and lower average borrowings. See Notes 3, 8 and 9 for additional information. The Company’s strong financial position supports long-term debt ratings of A2 by Moody’s Investors Service and A by Standard and Poor’s.

At year-end 2006, the Company maintained a five-year revolving credit facility effective until April 2011 amounting to $2.8 billion to support short-term borrowings. The credit facility does not contain any financial covenants, and is not subject to termination based upon a change in credit ratings or a material adverse change. In addition, as of September 30, 2006, the Company could issue up to $2.25 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission.

Contractual Obligations

At September 30, 2006, the Company’s contractual obligations, including estimated payments due by period, are as follows:

		Payments Due By Period
(dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More Than 5 years
Long-term Debt	$3,130	2	726	637	1,765
Operating Leases	509	143	174	89	103
Purchase Obligations	815	676	128	11	—
Total	$4,454	821	1,028	737	1,868

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $2.0 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in Note 17, which consist primarily of deferred income tax and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See Notes 10, 11 and 13 for additional information.

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

CRITICAL ACCOUNTING POLICIES

Preparation of the Company’s financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that affect the reported amounts of assets, liabilities, stockholders’ equity, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described in the following paragraphs. Actual results in these areas could differ materially from management’s estimates under different assumptions or conditions.

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

Retirement Plans

Defined benefit plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. Effective for 2007, the discount rate for the U.S. retirement plans was adjusted to 6.5 percent based on the changes in market interest rates. Defined benefit pension plan expense is expected to decrease approximately $20 million in 2007. The Company is analyzing the impact of adopting Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (FAS 158), and estimates that if the provisions of FAS 158 were applied as of September 30, 2006, an after-tax charge to equity of approximately $500 million ($800 million pretax) would have been reported. See further discussion of

FAS 158 under the New Accounting Pronouncements section below. The Company contributed $124 million to defined benefit plans in 2006 and expects to contribute approximately $100 million to $150 million in 2007. See Note 10.

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

The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act repeals an export tax benefit, provides for a 9 percent deduction on U.S. manufacturing income, and allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. When fully phased-in, management estimates that the repeal of the export tax benefit will be offset by the deduction on manufacturing income. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63 million, or $0.15 per share,. in 2005.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109” (FIN 48). FIN 48 addresses the accounting for uncertain tax positions that a company has taken or expects to take on a tax return. The Company is in the process of analyzing the impact of FIN 48, which is required to be adopted by the first quarter of fiscal 2008. FIN 48 is not expected to have a material impact on the financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. The Company is in the process of analyzing the impact of FAS 157, which is effective for fiscal years beginning after November 15, 2007.

In September 2006, the Financial Accounting Standards Board issued FAS 158. FAS 158 requires employers to recognize the over- or under-funded status of defined benefit plans and other postretirement plans in the statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. In addition, FAS 158 requires employers to measure the funded status of plans as of the date of the year-end statement of financial position. The recognition and disclosure provisions of FAS 158 are effective for fiscal years ending after December 15, 2006, while the requirement to measure plan assets and benefit obligations as of a company’s year-end date is effective for fiscal years ending after December 15, 2008. The Company is currently in the process of analyzing the impact of FAS 158; however, see the previous discussion under Critical Accounting Policies for the potential impact on the Company’s financial statements upon adoption.

Consolidated Statements of Earnings

EMERSON ELECTRIC CO . & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2004	2005	2006
Net sales	$15,615	17,305	20,133
Costs and expenses:
Cost of sales	10,049	11,122	12,965
Selling, general and administrative expenses	3,281	3,595	4,099
Other deductions, net	223	230	178
Interest expense (net of interest income: 2004, $24; 2005, $34; 2006, $18)	210	209	207
Earnings before income taxes	1,852	2,149	2,684
Income taxes (2005 includes a $63 expense for repatriation under the American Jobs Creation Act)	595	727	839
Net earnings	$1,257	1,422	1,845
Basic earnings per common share	$3.00	3.43	4.52
Diluted earnings per common share	$2.98	3.40	4.48

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

EMERSON ELECTRIC CO . & SUBSIDIARIES

September 30 | Dollars in millions, except per share amounts

ASSETS	2005	2006
Current assets
Cash and equivalents	$1,233	810
Receivables, less allowances of $76 in 2005 and $74 in 2006	3,256	3,716
Inventories:
Finished products	711	887
Raw materials and work in process	1,102	1,335
Total inventories	1,813	2,222
Other current assets	535	582
Total current assets	6,837	7,330
Property, plant and equipment
Land	185	188
Buildings	1,426	1,536
Machinery and equipment	5,442	5,811
Construction in progress	303	354
	7,356	7,889
Less accumulated depreciation	4,353	4,669
Property, plant and equipment, net	3,003	3,220
Other assets
Goodwill	5,479	6,013
Other	1,908	2,109
Total other assets	7,387	8,122
	$17,227	18,672

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2005	2006
Current liabilities
Short-term borrowings and current maturities of long-term debt	$970	898
Accounts payable	1,841	2,305
Accrued expenses	1,839	1,933
Income taxes	281	238
Total current liabilities	4,931	5,374
Long-term debt	3,128	3,128
Other liabilities	1,768	2,016
Stockholders’ equity
Preferred stock of $2.50 par value per share
Authorized 5,400,000 shares; issued – none	—	—
Common stock of $0.50 par value per share
Authorized 1,200,000,000 shares; issued 476,677,006 shares; outstanding 410,651,564 shares in 2005 and 402,346,899 shares in 2006	238	238
Additional paid-in capital	120	161
Retained earnings	10,199	11,314
Accumulated other comprehensive income	(65)	306
	10,492	12,019

Less cost of common stock in treasury, 66,025,442 shares in 2005 and 74,330,107 shares in 2006	3,092	3,865
Total stockholders’ equity	7,400	8,154
	$17,227	18,672

Consolidated Statements of Stockholders’ Equity

EMERSON ELECTRIC CO . & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2004	2005	2006
Common stock	$238	238	238
Additional paid-in capital
Beginning balance	65	87	120
Stock plans and other	22	33	41
Ending balance	87	120	161
Retained earnings
Beginning balance	8,889	9,471	10,199
Net earnings	1,257	1,422	1,845
Cash dividends (per share: 2004, $1.60; 2005, $1.66; 2006, $1.78)	(675)	(694)	(730)
Ending balance	9,471	10,199	11,314
Accumulated other comprehensive income
Beginning balance	(386)	(88)	(65)
Foreign currency translation	264	11	175
Minimum pension liability (net of tax of: 2004, $(24); 2005, $10; 2006, $(71))	32	(18)	121
Cash flow hedges and other (net of tax of: 2004, $(2); 2005, $(17); 2006, $(43))	2	30	75
Ending balance	(88)	(65)	306
Treasury stock
Beginning balance	(2,346)	(2,470)	(3,092)
Acquired	(157)	(671)	(871)
Issued under stock plans and other	33	49	98
Ending balance	(2,470)	(3,092)	(3,865)
Total stockholders’ equity	$7,238	7,400	8,154
Comprehensive income
(Net earnings and changes in Foreign currency translation,
Minimum pension liability and Cash flow hedges)	$1,555	1,445	2,216

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

EMERSON ELECTRIC CO . & SUBSIDIARIES

Years ended September 30 | Dollars in millions

	2004	2005	2006
Operating Activities
Net earnings	$1,257	1,422	1,845
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	557	562	607
Changes in operating working capital	322	110	(152)
Pension funding	(167)	(124)	(124)
Other	247	217	336
Net cash provided by operating activities	2,216	2,187	2,512
Investing activities
Capital expenditures	(400)	(518)	(601)
Purchases of businesses, net of cash and equivalents acquired	(414)	(366)	(752)
Other	126	(12)	137
Net cash used in investing activities	(688)	(896)	(1,216)
Financing activities
Net increase (decrease) in short-term borrowings	(106)	320	89
Proceeds from long-term debt	29	251	6
Principal payments on long-term debt	(16)	(625)	(266)
Dividends paid	(675)	(694)	(730)
Purchases of treasury stock	(149)	(668)	(862)
Other	(1)	15	32
Net cash used in financing activities	(918)	(1,401)	(1,731)
Effect of exchange rate changes on cash and equivalents	40	(3)	12
Increase (decrease) in cash and equivalents	650	(113)	(423)
Beginning cash and equivalents	696	1,346	1,233
Ending cash and equivalents	$1,346	1,233	810
Changes in operating working capital
Receivables	$(134)	(261)	(246)
Inventories	(8)	8	(274)
Other current assets	202	(44)	36
Accounts payable	123	161	324
Accrued expenses	114	77	71
Income taxes	25	169	(63)
	$322	110	(152)

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

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

All of the Company’s intangible assets (other than goodwill) are subject to amortization. Intangibles consist of intellectual property (such as patents and trademarks), customer relationships and capitalized software and are amortized on a straight-line basis. These intangibles are also subject to evaluation for potential impairment if an event occurs or circumstances change that indicate the carrying amount may not be recoverable.

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

Stock-based Compensation

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Under the Standard’s prospective method of adoption, options granted, modified, or settled after September 30, 2002, are expensed based on their fair value at date of grant over the vesting period, generally three years. Previously, the Company accounted for options pursuant to Accounting Principles Board Opinion No. 25, and no expense was recognized. Effective July 1, 2005, Emerson adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123R), under the Standard’s modified prospective method, and FAS 123R did not have a material impact on the financial statements. The following table illustrates the effect on 2005 and 2004 net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards. The adoption of FAS 123R did not have an impact in 2006.

	2004	2005
Net earnings, as reported	$1,257	1,422
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	42	65
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	48	67
Pro forma net earnings	$1,251	1,420
Earnings per share:
Basic - as reported	$3.00	3.43
Basic - pro forma	$2.99	3.42
Diluted - as reported	$2.98	3.40
Diluted - pro forma	$2.97	3.39

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

Income Taxes

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $2.5 billion at September 30, 2006). These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the American Jobs Creation Act of 2004 and recorded a tax expense of $63.

Comprehensive Income

Comprehensive income is primarily comprised of net earnings and changes in foreign currency translation, minimum pension liability and cash flow hedges. Accumulated other comprehensive income, after-tax, consists of foreign currency translation credits of $269 and $94, minimum pension liability charges of $57 and $178, and cash flow hedges and other credits of $94 and $19 at September 30, 2006 and 2005, respectively.

Financial Statement Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) WEIGHTED AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Options to purchase approximately 0.5 million, 2.6 million and 1.0 million shares of common stock were excluded from the computation of diluted earnings per share in 2006, 2005 and 2004, respectively, because their effect would have been antidilutive. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow:

(shares in millions)	2004	2005	2006
Basic	419.3	414.9	408.3
Dilutive shares	2.9	4.0	3.9
Diluted	422.2	418.9	412.2

(3) ACQUISITIONS AND DIVESTITURES

The Company acquired Artesyn Technologies, Inc. (Artesyn) during the third quarter of fiscal 2006, and Knürr AG (Knürr) and Bristol Babcock (Bristol) during the second quarter of fiscal 2006. Artesyn is a global manufacturer of advanced power conversion equipment and board-level computing solutions for infrastructure applications in telecommunication and data-communication systems and is included in the Network Power segment. Knürr is a manufacturer of indoor and outdoor enclosure systems and cooling technologies for telecommunications, electronics and computing equipment and is included in the Network Power segment. Bristol is a manufacturer of control and measurement equipment for oil and gas, water and wastewater, and power industries and is included in the Process Management segment. In addition to Artesyn, Knürr and Bristol, the Company acquired several smaller businesses during 2006 mainly in the Industrial Automation and Appliance and Tools segments. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $120 and debt assumed of approximately $90) and annualized sales were approximately $752 and $920, respectively. Goodwill of $481 ($54 of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $189, which are being amortized on a straight-line basis over a weighted-average life of nine years, were recognized from these transactions in 2006. Third-party valuations of assets are in-process; purchase price allocations are subject to refinement.

In 2006, the Company divested or had plans to divest several business units, including the materials testing business. These businesses had total annual sales of $171, $174 and $204 for fiscal years 2006, 2005 and 2004, respectively, and earnings were approximately break-even. The Company recorded a pretax gain of $31 ($22 after-tax) from the sale of the materials testing business in the fourth quarter of 2006. The sales of the other business units are expected to close in 2007, and the units were written down to their net realizable values, which resulted in a charge of $14 ($2 after-tax) in the fourth quarter of 2006. These businesses were not reclassified as discontinued operations due to immateriality.

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

In the fourth quarter of 2004, the Company acquired the outside plant and power systems business of Marconi Corporation PLC, a leading provider of DC power products and engineering and installation services to major telecommunication carriers throughout North America, which is included in the Network Power segment. Marconi (renamed Emerson Network Power Energy Systems – North America) and several smaller businesses acquired during 2004 for a total of $414 in cash (net of cash and equivalents acquired) had annualized sales of approximately $430. Goodwill of $224 (substantially all of which is expected to be deductible for tax purposes) and identifiable intangible assets of $120 (all of which is being amortized on a straight-line basis with a weighted-average life of 14 years) were recognized from these transactions.

The results of operations of these businesses have been included in the Company’s consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

(4) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:

	2004	2005	2006
Rationalization of operations	$129	110	84
Amortization of intangibles (intellectual property and customer relationships)	21	28	47
Other	100	118	115
Gains, net	(27)	(26)	(68)
Total	$223	230	178

Other is comprised of several items which are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items, such as litigation and disputed matters, insurance recoveries and interest refunds.

Gains, net for 2006 includes the following items. The Company recorded gains of approximately $26 in 2006 related to the sale of 4.4 million shares of MKS Instruments, Inc. (MKS), a publicly-traded company, and continues to hold 4.5 million shares at September 30, 2006. In the fourth quarter of 2006, the Company recorded a pretax gain of approximately $31 related to the divesture of the materials testing business. Also during the fourth quarter of 2006, the Company recorded a pretax charge of $14 related to the write-down of two businesses expected to be sold in early 2007 to their net realizable values. The Company also recorded a gain of approximately $18 in 2006 for payments received under the U.S. Continued Dumping and Subsidy Offset Act (Offset Act).

Gains, net for 2005 and 2004 include the following items. An approximate $13 gain from the sale of a manufacturing facility and an approximate $13 gain for a payment received under the Offset Act were recorded in 2005. In January 2004, the Company sold 2 million shares of MKS. The Company also sold its investment in the Louisville Ladder joint venture in 2004. The Company recorded a pretax gain of $27 in the second quarter of 2004 from these transactions.

(5) RATIONALIZATION OF OPERATIONS

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2005	Expense	Acquisitions	Paid / Utilized	2006
Severance and benefits	$22	38	16	45	31
Lease/contract terminations	11	5	4	8	12
Fixed asset writedowns	—	2	—	2	—
Vacant facility and other shutdown costs	—	9	—	8	1
Start-up and moving costs	—	30	—	29	1
	$33	84	20	92	45

	2004	Expense	Paid / Utilized	2005
Severance and benefits	$23	50	51	22
Lease/contract terminations	18	12	19	11
Fixed asset writedowns	—	3	3	—
Vacant facility and other shutdown costs	3	13	16	—
Start-up and moving costs	2	32	34	—
	$46	110	123	33

Rationalization of operations by segment is summarized as follows:

	2004	2005	2006
Process Management	$31	20	14
Industrial Automation	14	15	12
Network Power	26	35	19
Climate Technologies	17	15	14
Appliance and Tools	47	24	25
Corporate	(6)	1	—
Total	$129	110	84

Rationalization of operations comprises expenses associated with the Company’s efforts to continuously improve operational efficiency and to expand globally in order to remain competitive on a worldwide basis. These expenses result from numerous individual actions implemented across the divisions on a routine basis and are not part of a large, company-wide program. Rationalization of operations includes ongoing costs for moving facilities, starting up plants from relocation as well as business expansion, exiting product lines, curtailing/downsizing operations due to changing economic conditions, and other one-time items resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease/contract terminations and asset writedowns. Start-up and moving costs include employee training and relocation, movement of assets and other items. Vacant facility costs include security, maintenance and utility costs associated with facilities that are no longer being utilized.

During 2006, rationalization of operations primarily related to the exit of approximately 10 production, distribution, or office facilities, including the elimination of approximately 1,700 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2006 are as follows. Process Management includes severance related to the shifting of certain regulator production from Western Europe to Eastern Europe. Industrial Automation includes start-up and moving costs related to shifting certain motor production in Western Europe to Eastern Europe, China and Mexico to leverage costs and remain competitive on a global basis. Network Power includes severance related to the closure of certain power conversion facilities acquired with Artesyn, severance, start-up and vacant facility costs related to the consolidation of certain power systems operations in North America and the consolidation of administrative operations in Europe to obtain operational synergies. Climate Technologies includes severance related to the movement of temperature sensors and controls production from Western Europe to China and start-up and moving costs related to a new plant in Eastern Europe in order to improve profitability. Appliance and Tools includes primarily severance and start-up and moving costs related to the shifting of certain tool and motor manufacturing operations from the United States and Western Europe to China and Mexico in order to consolidate facilities and improve profitability. The Company expects rationalization expense for 2007 to be approximately $100, including the costs to complete actions initiated before the end of 2006 and actions anticipated to be approved and initiated during 2007.

During 2005, rationalization of operations primarily related to the exit of approximately 25 production, distribution, or office facilities, including the elimination of approximately 2,100 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2005 are as follows. Process Management included severance and plant closure costs related to consolidation of instrumentation plants within Europe and consolidation of valve operations within North America, the movement of major distribution facilities to Asia, as well as several other cost reduction actions. Network Power included severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. This segment also included severance and start-up and moving costs related to the consolidation of North American power systems operations into the Marconi operations acquired in 2004. Appliance and Tools included severance, plant closure costs and start-up and moving costs related to consolidating various industrial and hermetic motor manufacturing facilities for operational efficiency. Severance costs in this segment also related to shifting certain appliance control operations from the United States to Mexico and China in order to consolidate facilities and improve profitability.

During 2004, rationalization of operations primarily related to the exit of approximately 20 production, distribution, or office facilities, including the elimination of more than 2,000 positions, as well as costs related to facilities exited in previous periods. Rationalization actions during 2004 include the following. Process Management included severance and plant closure costs related to the closing of a valve plant due to consolidating operations within North America in response to weak market demand, severance costs related to the consolidation of European measurement operations in order to obtain operational synergies and several other reduction and consolidation actions. Network Power included severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. Climate Technologies included severance costs related to workforce reductions in the European temperature sensors and controls operations due to weakness in market demand. Appliance and Tools included severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency.

(6) GOODWILL AND OTHER INTANGIBLES

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

The change in goodwill by business segment follows:

	Process Management	Industrial Automation	Network Power	Climate Technologies	Appliance and Tools	Total
Balance, September 30, 2004	$1,638	880	1,770	380	591	5,259
Acquisitions	67	121	15		33	236
Foreign currency translation and other	(6)	(4)	(5)		(1)	(16)
Balance, September 30, 2005	$1,699	997	1,780	380	623	5,479
Acquisitions	58	27	351	25	20	481
Divestitures		(24)	(3)			(27)
Impairment			(5)			(5)
Foreign currency translation and other	21	16	39	3	6	85
Balance, September 30, 2006	$1,778	1,016	2,162	408	649	6,013

The gross carrying amount and accumulated amortization of intangibles (other than goodwill) by major class follow:

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
	2005	2006	2005	2006	2005	2006
Intellectual property and customer relationships	$589	794	279	324	310	470
Capitalized software	600	647	443	484	157	163
	$1,189	1,441	722	808	467	633

Total intangible amortization expense for 2006, 2005 and 2004 was $107, $90 and $79, respectively. Based on intangible assets as of September 30, 2006, amortization expense will approximate $106 in 2007, $94 in 2008, $77 in 2009, $62 in 2010 and $59 in 2011.

(7) FINANCIAL INSTRUMENTS

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow or fair value hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows, fair values and firm commitments. At September 30, 2006, substantially all of the contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities mature within two years; contracts with a fair value of approximately $130 mature in 2007.

Notional transaction amounts and fair values for the Company’s outstanding derivatives, by risk category and instrument type, as of September 30, 2006 and 2005, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2005 2006
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign currency:
Forwards	$1,202	18	1,310	11
Options	$81	6	4	—
Interest rate swaps	$114	(7)	110	(4)
Commodity contracts	$190	32	457	130

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $40 and $119 at September 30, 2006 and 2005, respectively. The estimated fair value of each of the Company’s other classes of financial instruments approximated the related carrying value at September 30, 2006 and 2005.

(8) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2005	2006
Current maturities of long-term debt	$259	2
Commercial paper	114	819
Payable to banks	496	28
Other	101	49
Total	$970	898
Weighted-average short-term borrowing interest rate at year-end	4.0%	4.9%

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap, which fixed the rate at 2.2 percent.

At year-end 2006, the Company maintained a five-year revolving credit facility effective until April 2011 amounting to $2.8 billion to support short-term borrowings and to assure availability of funds at prevailing interest rates. The credit facility does not contain any financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years.

(9) LONG-TERM DEBT

Long-term debt is summarized as follows:

	2005	2006
6.3% notes due November 2005	$250	—
5 1/2% notes due September 2008	250	250
5% notes due October 2008	175	175
5.85% notes due March 2009	250	250
7 1/8% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4 1/2% notes due May 2013	250	250
5 5/8% notes due November 2013	250	250
5% notes due December 2014	250	250
4.75% notes due October 2015	250	250
6% notes due August 2032	250	250
Other	212	205
	3,387	3,130
Less current maturities	259	2
Total	$3,128	3,128

During the fourth quarter of 2005, the Company issued $250 of 4.75%, ten-year notes under a shelf registration statement filed with the Securities and Exchange Commission. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent. In 2000, the Company issued $600 of 7 7/8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent. During the first quarter of 2004, the Company swapped the $600 of 7 7/8% notes to a floating rate based on three-month LIBOR. The $600 of 7 7/8% notes and the swap matured in June 2005.

Long-term debt maturing during each of the four years after 2007 is $252, $474, $600 and $37, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $214, $247 and $233 in 2006, 2005 and 2004, respectively.

As of September 30, 2006, the Company could issue up to $2.25 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission. The Company may sell securities in one or more separate offerings with the size, price and terms to be determined at the time of sale. The net proceeds from the sale of the securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, financing acquisitions and the repayment of short- or long-term borrowings. The net proceeds may be invested temporarily until they are used for their stated purpose.

(10) RETIREMENT PLANS

Retirement plan expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2004	2005	2006	2004	2005	2006
Defined benefit plans:
Service cost (benefits earned during the period)	$49	48	58	15	14	19
Interest cost	136	145	145	27	31	32
Expected return on plan assets	(196)	(207)	(202)	(21)	(27)	(32)
Net amortization	65	64	100	14	13	16
Net periodic pension expense	54	50	101	35	31	35
Defined contribution and multiemployer plans	66	69	85	22	23	25
Total retirement plan expense	$120	119	186	57	54	60

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2005	2006	2005	2006
Projected benefit obligation, beginning	$2,330	2,747	607	707
Service cost	48	58	14	19
Interest cost	145	145	31	32
Actuarial loss (gain)	320	(386)	101	(53)
Benefits paid	(118)	(122)	(27)	(29)
Acquisitions/divestitures, net	19	17	—	24
Foreign currency translation and other	3	5	(19)	11
Projected benefit obligation, ending	$2,747	2,464	707	711
Fair value of plan assets, beginning	$2,292	2,566	433	492
Actual return on plan assets	258	233	47	37
Employer contributions	122	91	52	33
Benefits paid	(118)	(122)	(27)	(29)
Acquisitions/divestitures, net	10	16	—	18
Foreign currency translation and other	2	1	(13)	4
Fair value of plan assets, ending	$2,566	2,785	492	555
Plan assets in excess of (less than) benefit obligation as of June 30	$(181)	321	(215)	(156)
Unrecognized net loss	1,079	564	240	179
Unrecognized prior service cost (benefit)	9	10	(3)	(2)
Adjustment for fourth quarter contributions	1	1	1	1
Net amount recognized in the balance sheet	$908	896	23	22
Accumulated benefit obligation	$2,535	2,344	595	612

	U.S. Plans			Non-U.S. Plans
	2004	2005	2006	2004	2005	2006
Weighted-average assumptions used to determine net pension expense:
Discount rate	6.00%	6.25%	5.25%	5.2%	5.4%	4.7%
Expected return on plan assets	8.50%	8.50%	8.00%	7.2%	7.4%	7.2%
Rate of compensation increase	3.25%	3.25%	3.00%	3.3%	3.1%	3.0%

Weighted-average assumptions used to determine benefit obligations as of June 30:
Discount rate	6.25%	5.25%	6.50%	5.4%	4.7%	4.9%
Rate of compensation increase	3.25%	3.00%	3.25%	3.1%	3.0%	3.1%

At September 30, 2006 and 2005, the pension assets recognized in the balance sheet were $1,037 and $925, and the pension liabilities recognized in the balance sheet were $208 and $276, respectively; in addition, $89 and $282 were included in accumulated other comprehensive income at September 30, 2006 and 2005, respectively. As of the plans’ June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $623, $570 and $360, respectively, for 2006, and $1,006, $938 and $656, respectively, for 2005.

Effective for 2007, the discount rate for the U.S. retirement plans was adjusted to 6.5 percent based on the changes in market interest rates. Defined benefit pension plan expense is expected to decrease approximately $20 in 2007. In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158 (FAS 158). The Company is analyzing the impact of adopting FAS 158 and estimates that if the provisions of FAS 158 were applied as of September 30, 2006, an after-tax charge to equity of approximately $500 ($800 pretax) would have been reported.

The primary objective for the investment of plan assets is to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past ten years and the historical return (since 1926) of an asset mix approximating Emerson’s current asset allocation targets and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations at June 30, 2006 and 2005, and target weighted-average allocations are as follows:

	U.S. Plans			Non-U.S. Plans
	2005	2006	Target	2005	2006	Target
Asset category
Equity securities	69%	68%	66 - 70%	56%	55%	50 - 60%
Debt securities	27%	28%	26 - 32%	37%	36%	30 - 40%
Other	4%	4%	2 - 5%	7%	9%	5 - 10%
	100%	100%	100%	100%	100%	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $126 in 2007, $132 in 2008, $138 in 2009, $145 in 2010, $152 in 2011 and $881 in total over the five years 2012 through 2016. Using foreign exchange rates as of September 30, 2006, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $24 in 2007, $26 in 2008, $27 in 2009, $29 in 2010, $31 in 2011 and $190 in total over the five years 2012 through 2016. In 2007, the Company expects to contribute approximately $100 to $150 to the retirement plans.

(11) POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30 follows:

	2004	2005	2006
Service cost	$5	6	5
Interest cost	25	27	26
Net amortization	19	21	32
Net postretirement plan expense	$49	54	63

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2005	2006
Benefit obligation, beginning	$444	502
Service cost	6	5
Interest cost	27	26
Actuarial loss	55	16
Benefits paid	(43)	(39)
Acquisitions/divestitures and other	13	6
Benefit obligation, ending	502	516
Unrecognized net loss	(134)	(102)
Unrecognized prior service benefit	7	6
Postretirement benefit liability recognized in the balance sheet	$375	420

The assumed discount rates used in measuring the obligations as of September 30, 2006, 2005 and 2004, were 5.75 percent, 5.25 percent and 5.75 percent, respectively. The assumed health care cost trend rate for 2007 was 10.0 percent, declining to 5.0 percent in the year 2016. The assumed health care cost trend rate for 2006 was 9.5 percent, declining to 5.0 percent in the year 2014. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2006 and the 2006 postretirement plan expense by less than 5 percent. The Company estimates that future benefit payments will be as follows: $44 in 2007, $45 in 2008, $46 in 2009, $47 in 2010, $53 in 2011 and $241 in total over the five years 2012 through 2016.

(12) CONTINGENT LIABILITIES AND COMMITMENTS

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, management’s estimates of the outcomes of these matters, the Company’s experience in contesting, litigating and settling other similar matters, and any related insurance coverage.

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

At September 30, 2006, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

(13) INCOME TAXES

Earnings before income taxes consist of the following:

	2004	2005	2006
United States	$1,022	1,157	1,518
Non-U.S.	830	992	1,166
Earnings before income taxes	$1,852	2,149	2,684

The principal components of income tax expense follow:

	2004	2005	2006
Current:
Federal	$132	458	394
State and local	26	42	57
Non-U.S.	229	272	316

Deferred:
Federal	185	(41)	73
State and local	5	(7)	8
Non-U.S.	18	3	(9)
Income tax expense	$595	727	839

The federal corporate statutory rate is reconciled to the Company’s effective income tax rate as follows:

	2004	2005	2006
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.1	1.0	1.6
Non-U.S. rate differential	(2.1)	(3.2)	(3.4)
Non-U.S. tax holidays	(1.7)	(1.6)	(1.6)
Export benefit	(1.4)	(1.1)	(0.8)
U.S. manufacturing deduction	—	—	(0.4)
Repatriation - American Jobs Creation Act	—	3.0	—
Other	1.2	0.7	0.9
Effective income tax rate	32.1%	33.8%	31.3%

Non-U.S. tax holidays reduce the tax rate in certain foreign jurisdictions, the majority of which expire over the next five years. The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63, or $0.15 per share, in 2005.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2005	2006
Deferred tax assets:
Accrued liabilities	$176	218
Postretirement and postemployment benefits	153	160
Employee compensation and benefits	149	124
NOL and tax credits	256	254
Capital loss benefit	72	30
Other	141	126
Total	$947	912
Valuation allowance	$(137)	(183)

Deferred tax liabilities:
Property, plant and equipment	$(295)	(316)
Leveraged leases	(117)	(110)
Pension	(245)	(308)
Intangibles	(267)	(346)
Other	(82)	(42)
Total	$(1,006)	(1,122)
Net deferred income tax liability	$(196)	(393)

At September 30, 2006 and 2005, respectively, net current deferred tax assets were $269 and $315, and net noncurrent deferred tax liabilities were $662 and $511. Total income taxes paid were approximately $820, $600 and $380 (net of the capital loss benefit received of $140) in 2006, 2005 and 2004, respectively. A majority of the $30 capital loss carryforward can be utilized through 2008. The majority of the $231 net operating losses can be carried forward indefinitely, while the remainders expire over varying periods. In addition, a majority of the $23 of tax credits can be carried forward through 2015. The valuation allowance for deferred tax assets at September 30, 2006, includes $55 related to acquisitions, which would reduce goodwill if the deferred tax assets are ultimately realized.

(14) STOCK-BASED COMPENSATION

The Company’s stock-based compensation plans include stock options and incentive shares.

Stock Options

The Company’s Stock Option Plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company’s common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. Compensation cost is recognized over the vesting period based on the number of options expected to vest. At September 30, 2006, approximately 7.8 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2006, follow:

(shares in thousands)	Average Exercise Price Per Share	Shares	Total Intrinsic Value of Awards	Average Remaining Contractual Life
Beginning of year	$54.44	9,859
Options granted	$75.59	585
Options exercised	$49.94	(2,434)
Options canceled	$63.38	(106)
End of year	$57.27	7,904	$210	5.3 years
Exercisable at year-end	$54.04	5,876	$175	4.3 years

The weighted-average grant-date fair value per share of options granted was $17.59, $12.77 and $11.13 for 2006, 2005 and 2004, respectively. The total intrinsic value of options exercised was $74, $26 and $22 in 2006, 2005 and 2004, respectively. Cash received from option exercises under share option plans was $89, $50 and $37 and the actual tax benefit realized for the tax deductions from option exercises was $6, $4 and $2 for 2006, 2005 and 2004, respectively.

The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2006, 2005 and 2004 are as follows: risk-free interest rate based on the U.S. Treasury yield of 4.4 percent, 3.5 percent and 3.1 percent, dividend yield of 2.4 percent, 2.5 percent and 2.8 percent and expected volatility based on historical volatility of 23 percent, 24 percent and 25 percent for 2006, 2005 and 2004, respectively. The expected life of an option is based on historical experience and expected exercise patterns in the future. Expected lives were 6 years, 5 years and 5 years for 2006, 2005 and 2004, respectively.

Incentive Shares

The Company’s Incentive Shares Plans include performance share awards, which involve the distribution of common stock to key management personnel subject to certain conditions and restrictions. Compensation cost is recognized over the service period based on the number of shares expected to be ultimately issued. Performance share awards are accounted for as liabilities in accordance with FAS 123R. Compensation expense is adjusted at the end of each period to reflect the change in the fair value of the awards.

In 2006, as a result of the Company achieving certain performance objectives at the end of 2005, 1,044,995 rights to receive common shares vested and were distributed to participants as follows: 472,739 issued in shares, 345,987 withheld for income taxes, 205,043 paid in cash and 21,226 deferred by participants for future distribution. As of September 30, 2006, 2,364,630 rights to receive common shares (awarded primarily in 2004) were outstanding, which are contingent upon accomplishing certain Company performance objectives by 2007 and the performance of services by the employees.

The Company’s Incentive Shares Plans also include restricted stock awards, which involve the distribution of the Company’s common stock to key management personnel subject to service periods ranging from three to ten years. The fair value of these awards is determined by the market price of the Company’s stock at the date of grant. Compensation cost is recognized over the applicable service period. In 2006, 724,654 shares of restricted stock vested as a result of the fulfillment of the applicable service periods and were distributed to participants as follows: 500,887 issued in shares and 223,767 withheld for income taxes. As of September 30, 2006, there were 1,033,777 shares of restricted stock awards outstanding.

Changes in awards outstanding but not yet earned under the Incentive Shares Plans during the year ended September 30, 2006, follow:

(shares in thousands)	Shares	Average Grant Date Fair Value Per Share
Beginning of year	5,027	$63.16
Granted	233	$73.46
Earned/vested	(1,770)	$65.88
Canceled	(92)	$63.16
End of year	3,398	$62.45

The total fair value of shares earned/vested was $123, $5 and $24 under the Incentive Shares Plans of which $55, $2 and $9 was paid in cash, primarily for tax withholding, in 2006, 2005 and 2004, respectively. As of September 30, 2006, approximately 10.7 million shares remained available for award under the Incentive Shares Plans.

In addition to the stock option and incentive share plans, the Company issued 11,882 shares of restricted stock in 2006 under the Restricted Stock Plan for Non-Management Directors and 0.2 million shares remained available for issuance as of September 30, 2006.

Compensation cost for the stock option and incentive share plans was $81, $100 and $66, for 2006, 2005 and 2004, respectively. Total income tax benefit recognized in the income statement for these compensation arrangements during 2006, 2005 and 2004 were $22, $33 and $22, respectively. As of September 30, 2006, there was $113 of total unrecognized compensation cost related to nonvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 1.7 years.

(15) COMMON STOCK

At September 30, 2006, 28,976,471 shares of common stock were reserved, primarily for issuance under the Company’s stock-based compensation plans. During 2006, 10,725,600 treasury shares were acquired and 2,420,935 treasury shares were issued.

Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 20 percent or more of the Company’s common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 2008, unless earlier redeemed (at one-half cent per Right), exercised, or exchanged under the terms of the plan.

(16) BUSINESS SEGMENT INFORMATION

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The divisions of the Company are organized primarily by the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions for automated industrial processes. The Industrial Automation segment includes industrial motors and drives, power transmission equipment, alternators, materials joining and precision cleaning, fluid power and control, and electrical distribution equipment. The Network Power segment consists of uninterruptible power supplies, power conditioning and electrical switching equipment, and precision cooling and site monitoring systems. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, plumbing tools, and storage products.

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

Summarized information about the Company’s operations by business segment and by geographic area follows:

Business Segments

(See Notes 3, 4, 5 and 6)

	Sales			Earnings			Total Assets
	2004	2005	2006	2004	2005	2006	2004	2005	2006
Process Management	$3,703	4,200	4,875	476	671	878	3,634	3,894	4,146
Industrial Automation	2,936	3,242	3,767	391	464	569	2,503	2,698	2,941
Network Power	2,692	3,317	4,350	297	373	484	3,234	3,379	4,436
Climate Technologies	2,983	3,041	3,424	467	453	523	1,887	1,956	2,129
Appliance and Tools	3,749	4,008	4,313	530	534	550	2,440	2,526	2,670
	16,063	17,808	20,729	2,161	2,495	3,004	13,698	14,453	16,322
Differences in accounting methods				126	145	176
Corporate and other (a)				(225)	(282)	(289)	2,663	2,774	2,350
Sales eliminations / Interest	(448)	(503)	(596)	(210)	(209)	(207)
Total	$15,615	17,305	20,133	1,852	2,149	2,684	16,361	17,227	18,672

(a)	Corporate and other increased from 2004 to 2005 due to higher incentive compensation cost and other items (see Note 14).

	Intersegment Sales			Depreciation and Amortization Expense			Capital Expenditures
	2004	2005	2006	2004	2005	2006	2004	2005	2006
Process Management	$3	2	3	117	125	128	75	89	101
Industrial Automation	14	19	21	96	95	100	67	68	87
Network Power	9	9	10	70	76	98	36	55	103
Climate Technologies	32	37	43	120	118	127	94	148	148
Appliance and Tools	390	436	519	141	134	137	108	136	149
Corporate and other				13	14	17	20	22	13
Total	$448	503	596	557	562	607	400	518	601

Geographic

	Sales by Destination			Property, Plant and Equipment
	2004	2005	2006	2004	2005	2006
United States	$8,262	9,126	10,588	1,880	1,919	1,963
Europe	3,649	3,890	4,334	539	511	583
Asia	2,085	2,370	2,920	307	343	419
Latin America	533	670	857	135	149	177
Other regions	1,086	1,249	1,434	76	81	78
Total	$15,615	17,305	20,133	2,937	3,003	3,220

(17) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2004	2005	2006
Depreciation	$478	472	500
Research and development	$280	303	356
Rent expense	$233	241	263

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $143 in 2007, $104 in 2008, $70 in 2009, $46 in 2010 and $43 in 2011.

Other assets, other are summarized as follows:

	2005	2006
Pension plans	$925	1,037
Intellectual property and customer relationships	310	470
Equity and other investments	248	171
Capitalized software	157	163
Leveraged leases	116	109
Other	152	159
Total	$1,908	2,109

Items reported in accrued expenses include the following:

	2005	2006
Employee compensation	$445	518
Product warranty	$174	206

Other liabilities are summarized as follows:

	2005	2006
Deferred income taxes	$567	724
Postretirement plans, excluding current portion	325	371
Retirement plans	336	253
Minority interest	142	176
Other	398	492
Total	$1,768	2,016

(18) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Net sales	$3,970	4,548	4,227	4,852	4,465	5,217	4,643	5,516	17,305	20,133
Gross profit	$1,412	1,593	1,502	1,734	1,600	1,856	1,669	1,985	6,183	7,168
Net earnings	$297	399	348	434	358	486	419	526	1,422	1,845

Earnings per common share:
Basic	$0.71	0.97	0.84	1.06	0.86	1.19	1.02	1.30	3.43	4.52
Diluted	$0.70	0.96	0.83	1.05	0.86	1.18	1.01	1.29	3.40	4.48

Dividends per common share	$0.415	0.445	0.415	0.445	0.415	0.445	0.415	0.445	1.66	1.78
Common stock prices:
High	$70.88	77.40	70.20	85.67	68.61	87.47	72.04	84.06	72.04	87.47
Low	$61.22	67.93	63.93	75.08	60.69	78.62	61.47	76.15	60.69	67.93

See Notes 3 and 4 for information regarding the Company’s acquisition and divestiture activities and non-recurring items.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

(19) SUBSEQUENT EVENT

In November 2006, the Company’s Board of Directors declared a two-for-one split of the Company’s common stock, effected in the form of a 100 percent stock dividend, to shareholders of record as of November 17, 2006, with a distribution date of December 11, 2006 (shares begin trading on a post-split basis on December 12, 2006). This stock split will result in the issuance of approximately 476.7 million additional shares of common stock and will be accounted for by the transfer of approximately $238 from additional paid-in capital and retained earnings to common stock. Pro forma earnings per share amounts on a post-split basis for the years ended September 30, 2006, 2005 and 2004 would be as follows:

	2004	2005	2006
Earnings per common share

Basic:
As reported	$3.00	3.43	4.52
Post-split	$1.50	1.71	2.26

Diluted:
As reported	$2.98	3.40	4.48
Post-split	$1.49	1.70	2.24

Information presented in the Consolidated Financial Statements, related notes and Eleven-Year Summary have not been restated to reflect the two-for-one stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Emerson Electric Co.’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 20, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/    KPMG LLP

St. Louis, Missouri

November 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Emerson Electric Co.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Emerson Electric Co. maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Emerson Electric Co. maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006, and our report dated November 20, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG LLP

St. Louis, Missouri

November 20, 2006

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