Form 10-K, Exhibit 13
period 2007-09-30
EMERSON ELECTRIC CO
filed 2007-11-19
CIK 32604

FINANCIAL REVIEW

Report of Management

The Company’s management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2007, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company’s disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2007.

The Company’s auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

/s/ David N. Farr	/s/ Walter J. Galvin
David N. Farr	Walter J. Galvin
Chairman of the Board, Chief Executive Officer, and President	Senior Executive Vice President and Chief Financial Officer

Results of Operations
Years ended September 30 | Dollars in millions, except per share amounts

				CHANGE	CHANGE
	2005	2006	2007	'05 - '06	'06 - '07

Net sales	$17,305	20,133	22,572	16%	12%
Gross profit	$6,183	7,168	8,111	16%	13%
Percent of sales	35.7%	35.6%	35.9%
SG&A	$3,595	4,099	4,593
Percent of sales	20.7%	20.4%	20.3%
Other deductions, net	$230	178	183
Interest expense, net	$209	207	228
Earnings before income taxes	$2,149	2,684	3,107	25%	16%
Net earnings	$1,422	1,845	2,136	30%	16%
Percent of sales	8.2%	9.2%	9.5%
Earnings per share	$1.70	2.24	2.66	32%	19%
Return on equity	19.4%	23.7%	25.2%
Return on total capital	15.5%	18.4%	20.1%
Net earnings and earnings per share for 2005 include a $63 million tax expense ($0.07 per share) for repatriation under the American Jobs Creation Act.

OVERVIEW

Emerson achieved record sales, earnings and earnings per share in the fiscal year ended September 30, 2007. For fiscal 2007, net sales were $22.6 billion, an increase of 12 percent; net earnings were $2.1 billion, an increase of 16 percent; and earnings per share were $2.66, an increase of 19 percent, over fiscal 2006. All of the business segments generated higher sales and earnings compared with the prior year. The Process Management, Network Power and Industrial Automation businesses drove gains in a favorable global economic environment as gross fixed investment expanded during 2007, while growth in the Climate Technologies and Appliance and Tools businesses was moderated by weakness in the U.S. consumer markets. Strong growth in Asia and Europe, acquisitions and favorable foreign currency translation contributed to these results. Profit margins remained strong primarily because of leverage on higher sales volume and benefits derived from previous rationalization actions. Emerson’s financial position remains strong and the Company generated substantial operating cash flow in 2007 of $3.0 billion, an increase of 20 percent, and free cash flow (operating cash flow less capital expeditures) of $2.3 billion, an increase of 22 percent.

NET SALES

Net sales for fiscal 2007 were a record $22.6 billion, an increase of approximately $2.4 billion, or 12 percent, over fiscal 2006, with international sales leading the overall growth. The consolidated results reflect increases in all five business segments with an approximate 7 percent ($1,359 million) increase in underlying sales (which exclude acquisitions, divestitures and foreign currency translation), a nearly 3 percent ($566 million) contribution from acquisitions, net of divestitures, and a more than 2 percent ($514 million) favorable impact from foreign currency translation. The underlying sales increase for fiscal 2007 was driven by international sales growth of 12 percent and a 2 percent increase in the United States. The U.S. results reflect a modest decline in the first quarter with moderate growth during the remainder of the year. The international sales increase primarily reflects growth in Asia (16 percent) and Europe (8 percent). The Company estimates that the underlying sales growth of approximately 7 percent primarily reflects an approximate 3 percent gain from volume, an approximate 2 percent impact from penetration gains and an approximate 2 percent impact from higher sales prices.

Net sales for fiscal 2006 were $20.1 billion, an increase of approximately $2.8 billion, or 16 percent, over fiscal 2005, with both U.S. and international sales contributing to this growth. The consolidated results reflect increases in all five business segments with an underlying sales increase of more than 12 percent ($2,119 million), an approximate 4 percent ($766 million) contribution from acquisitions, net of divestitures, and a slightly unfavorable impact ($57 million) from foreign currency translation. The underlying sales increase of more than 12 percent was driven by 12 percent growth in the United States and a total international sales increase of 13 percent.

The U.S. market growth was very strong in the first half of 2006 and began to moderate toward the end of the fiscal year, while Europe grew stronger as the year progressed and finished very strong in the fourth quarter. The international sales increase primarily reflects growth in Asia (20 percent) and Europe (7 percent). The Company estimates that the underlying sales growth of more than 12 percent primarily reflects a nearly 9 percent gain from volume, an approximate 3 percent impact from penetration gains and a less than 1 percent impact from higher sales prices.

INTERNATIONAL SALES

International destination sales, including U.S. exports, increased approximately 22 percent including acquisitions, to $11.6 billion in 2007, representing 52 percent of the Company’s total sales. U.S. exports of $1,277 million were up 13 percent compared with 2006, reflecting the weaker U.S. dollar. International subsidiary sales, including shipments to the United States, were $10.5 billion in 2007, up 22 percent over 2006. Excluding the net 7 percent favorable impact from acquisitions, divestitures and foreign currency translation, international subsidiary sales increased 15 percent compared with 2006. Underlying destination sales grew 16 percent in Asia during the year, driven mainly by 12 percent growth in China, while sales grew 44 percent in the Middle East, 11 percent in Latin America and 8 percent in Europe.

International destination sales, including U.S. exports, increased approximately 17 percent, to $9.5 billion in 2006, representing 47 percent of the Company’s total sales. U.S. exports of $1,127 million were up 13 percent compared with 2005. International subsidiary sales, including shipments to the United States, were $8.7 billion in 2006, up 17 percent over 2005. Excluding the net 1 percent unfavorable impact from acquisitions, divestitures and foreign currency translation, international subsidiary sales increased 18 percent compared with 2005. Underlying destination sales grew 20 percent in Asia during the year, driven mainly by 19 percent growth in China, and 21 percent in Latin America and the Middle East, while sales grew 7 percent in Europe.

ACQUISITIONS AND DIVESTITURES

The Company acquired Damcos Holding AS (Damcos) and Stratos International, Inc. (Stratos), as well as several smaller businesses during 2007. Damcos supplies valve remote control systems and tank monitoring equipment to the marine and shipbuilding industries. Stratos is a designer and manufacturer of radio-frequency and microwave interconnect products. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $40 million, and debt assumed of approximately $56 million) was approximately $295 million. Annualized sales for acquired businesses were $240 million in 2007.

During the fourth quarter of fiscal 2007, the Company entered into a definitive agreement to acquire Motorola Inc.’s Embedded Communications Computing (ECC) business for approximately $350 million in cash. ECC is a leading provider of embedded computing products to equipment manufacturers in telecommunications, medical imaging, defense and aerospace, and industrial automation. The transaction is expected to be completed by the end of calendar 2007 and is subject to customary closing conditions and regulatory approvals. ECC had 2006 revenue of approximately $520 million and will be included in the Network Power segment.

In 2007, the Company divested two small business units that had total annual sales of $113 million and $115 million for fiscal years 2006 and 2005, respectively. In the fourth quarter of 2006, the Company received approximately $80 million from the divestiture of the materials testing business, resulting in a pretax gain of $31 million ($22 million after-tax). The materials testing business represented total annual sales of approximately $58 million and $59 million in 2006 and 2005, respectively. These businesses were not reclassified as discontinued operations because of immateriality.

During 2006, the Company acquired Artesyn Technologies, Inc. (Artesyn), Knürr AG (Knürr) and Bristol Babcock (Bristol), as well as several smaller businesses. Artesyn is a global manufacturer of advanced power conversion equipment and board-level computing solutions for infrastructure applications in telecommunication and data-communication systems. Knürr is a manufacturer of indoor and outdoor enclosure systems and cooling technologies for telecommunications, electronics and computing equipment. Bristol is a manufacturer of control and measurement equipment for oil and gas, water and wastewater, and power industries. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $120 million and debt assumed of approximately $90 million) was approximately $752 million. Annualized sales for acquired businesses were $920 million in 2006. See Note 3 for additional information regarding acquisitions and divestitures.

COST OF SALES

Costs of sales for fiscal 2007 and 2006 were $14.5 billion and $12.9 billion, respectively. Cost of sales as a percent of net sales was 64.1 percent for 2007, compared with 64.4 percent in 2006. Gross profit was $8.1 billion and $7.2 billion for fiscal 2007 and 2006, respectively, resulting in gross profit margins of 35.9 percent and 35.6 percent. The gross profit margin improvement was diminished as higher sales prices, together with the benefits received from commodity hedging of approximately $115 million, were substantially offset by higher material costs and wages. The increase in the gross profit amount primarily reflects higher sales volume, acquisitions, foreign currency translation and savings from cost reduction actions.

Costs of sales for fiscal 2006 and 2005 were $12.9 billion and $11.1 billion, respectively. Cost of sales as a percent of net sales was 64.4 percent for 2006, compared with 64.3 percent in 2005. Gross profit was $7.2 billion and $6.2 billion for fiscal 2006 and 2005, respectively, resulting in gross profit margins of 35.6 percent and 35.7 percent. The increase in the gross profit primarily reflects higher sales volume and acquisitions. The gross profit margin was unfavorably impacted as leverage on higher sales and benefits realized from productivity improvements were more than offset by higher costs for wages and benefits (pension), negative product mix, as well as the lower profit margin on recent acquisitions. Sales price increases initiated over the past year, together with the benefits received from commodity hedging of approximately $130 million, offset the higher level of raw material costs, but the margin was diluted.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses for 2007 were $4.6 billion, or 20.3 percent of net sales, compared with $4.1 billion, or 20.4 percent of net sales for 2006. The increase of approximately $0.5 billion was primarily due to an increase in variable costs on higher sales volume, acquisitions, foreign currency translation and a $104 million increase in stock compensation (see Note 14). The reduction in SG&A as a percent of sales was primarily the result of leveraging fixed costs on higher sales, particularly in the Process Management and Network Power businesses.

SG&A expenses for 2006 were $4.1 billion, or 20.4 percent of net sales, compared with $3.6 billion, or 20.7 percent of net sales for 2005. The increase of approximately $0.5 billion was primarily due to the increase in variable costs on higher sales and acquisitions. The reduction in SG&A as a percent of sales was primarily the result of leveraging fixed costs on higher sales.

OTHER DEDUCTIONS, NET

Other deductions, net were $183 million in 2007, a $5 million increase from the $178 million in 2006. Gains in 2007 included approximately $32 million related to the sale of the Company’s remaining shares in MKS Instruments, Inc. (MKS) and approximately $24 million related to a payment received under the U.S. Continued Dumping and Subsidy Offset Act (Offset Act). Ongoing costs for the rationalization of operations were $83 million in 2007, compared with $84 million in 2006. The higher gains and lower other costs were more than offset by higher amortization of intangibles related to acquisitions.

Other deductions, net were $178 million in 2006, a $52 million decrease from the $230 million in 2005. The decrease primarily reflects $42 million of higher gains in 2006 compared with 2005 and lower rationalization costs. Gains in 2006 included approximately $31 million related to the divesture of the materials testing business and approximately $26 million related to the sale of shares in MKS. Ongoing costs for the rationalization of operations were $84 million in 2006, down from $110 million in 2005, reflecting lower costs, particularly for the Network Power segment. The higher gains and lower rationalization costs were partially offset by higher amortization of intangibles related to acquisitions. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

INTEREST EXPENSE, NET

Interest expense, net was $228 million, $207 million and $209 million in 2007, 2006 and 2005, respectively. The increase of $21 million from 2006 to 2007 was primarily due to higher average borrowings.

EARNINGS BEFORE INCOME TAXES

Earnings before income taxes were $3.1 billion for 2007, an increase of 16 percent, compared with $2.7 billion for 2006. The earnings results reflect increases in all five business segments, including $188 million in Process Management, $161 million in Network Power and $96 million in Industrial Automation. The higher earnings also reflect leverage from higher sales, benefits realized from cost containment, and higher sales prices, partially offset by higher raw material and wage costs.

Earnings before income taxes were $2.7 billion for 2006, an increase of 25 percent, compared with $2.1 billion for 2005. The earnings results reflect increases in all five business segments, including $207 million in Process Management, $111 million in Network Power and $105 million in Industrial Automation. The higher earnings also reflect leverage from higher sales, benefits realized from productivity improvements, and higher sales prices, partially offset by higher raw material, wage and benefit costs.

INCOME TAXES

Income taxes were $971 million, $839 million and $727 million for 2007, 2006 and 2005, respectively, resulting in effective tax rates of 31 percent, 31 percent and 34 percent. The change in the effective tax rate from 2005 to 2006 was primarily due to a 3 percentage point decrease resulting from a $63 million tax expense in 2005 related to the one-time opportunity during 2005 to repatriate foreign earnings at a favorable rate under the American Jobs Creation Act of 2004 (the Act). See Note 13 for further discussion regarding the impact of the Act.

NET EARNINGS, RETURN ON EQUITY AND RETURN ON TOTAL CAPITAL

Net earnings were a record $2.1 billion and earnings per share were a record $2.66 per share for 2007, increases of 16 percent and 19 percent, respectively, compared with net earnings and earnings per share of $1.8 billion and $2.24, respectively, in 2006. Net earnings as a percent of net sales were 9.5 percent in 2007 compared with 9.2 percent in 2006. The 19 percent increase in earnings per share also reflects the purchase of treasury shares. Return on stockholders’ equity (net earnings divided by average stockholders’ equity) reached 25.2 percent in 2007 compared with 23.7 percent in 2006. The Company achieved return on total capital of 20.1 percent in 2007 compared with 18.4 percent in 2006 (net earnings excluding interest income and expense, net of taxes, divided by average stockholders’ equity plus short- and long-term debt less cash and short-term investments). The Company consummated a two-for-one stock split in December 2006. All share and per share data have been restated to reflect this split.

Net earnings and earnings per share for 2006 increased 30 percent and 32 percent, respectively, to $1.8 billion and $2.24 per share, compared with $1.4 billion and $1.70 per share in 2005. Net earnings as a percent of net sales were 9.2 percent in 2006 compared with 8.2 percent in 2005. Net earnings for 2005 included a tax expense of $63 million, or $0.07 per share, related to the one-time opportunity to repatriate foreign earnings at a favorable rate. The 32 percent increase in earnings per share also reflects the purchase of treasury shares. Return on stockholders’ equity was 23.7 percent and 19.4 percent for 2006 and 2005, respectively. Return on total capital was 18.4 percent and 15.5 percent for 2006 and 2005, respectively.

Business Segments

PROCESS MANAGEMENT

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2005	2006	2007	'05 - '06	'06 - '07
Sales	$4,200	4,875	5,699	16%	17%
Earnings	$671	878	1,066	31%	21%
Margin	16.0%	18.0%	18.7%

2007 vs. 2006 - The Process Management segment sales were $5.7 billion in 2007, an increase of $824 million, or 17 percent, over 2006, reflecting higher volume and acquisitions. Nearly all of the businesses reported higher sales, with sales and earnings (defined as earnings before interest and taxes for the business segments discussion) particularly strong for the measurement, systems and valves businesses, reflecting very strong worldwide growth in oil and gas and power projects, and expansion in the Middle East. Underlying sales increased 11 percent, reflecting 8 percent from volume, and approximately 3 percent collectively from penetrating global markets and slightly higher sales prices. Foreign currency translation had a 4 percent ($169 million) favorable impact and the Bristol and Damcos acquisitions contributed 2 percent ($120 million). The underlying sales increase reflects growth in nearly all of the major geographic regions, including the United States (10 percent), Asia (12 percent), Europe (6 percent) and Latin America (6 percent), as well as the Middle East (63 percent), compared with the prior year. Earnings increased 21 percent to $1,066 million from $878 million in the prior year, primarily reflecting the higher sales volume and prices, as well as acquisitions. The margin increase reflects leverage on the higher sales and cost containment actions, which were partially offset by higher wages and an $11 million adverse commercial litigation judgment.

2006 vs. 2005 - Sales in the Process Management segment were $4.9 billion in 2006, an increase of $675 million, or 16 percent, over 2005, reflecting higher volume and acquisitions. All of the businesses, including measurement, valves and systems, reported higher sales and earnings because of worldwide growth in oil and gas and power projects, as well as expansion in China. The increasing demand for energy is driving capacity expansion and upgrades to existing facilities in the energy sector. Underlying sales increased 13 percent, driven by the strong market demand and aided by approximately 2 percent from penetration gains and price, while the Bristol, Tescom and Mobrey acquisitions contributed 3 percent ($147 million). The underlying sales increase reflects growth in all major geographic regions, including the United States (15 percent), Asia (15 percent), Latin America (20 percent) and Europe (6 percent), compared with 2005. Earnings increased 31 percent to $878 million from $671 million in 2005, primarily reflecting higher sales volume, as well as acquisitions. The margin increase was primarily due to leverage on higher sales. Sales price increases and material cost containment were offset by higher wages.

INDUSTRIAL AUTOMATION

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2005	2006	2007	'05 - '06	'06 - '07
Sales	$3,242	3,767	4,269	16%	13%
Earnings	$464	569	665	23%	17%
Margin	14.3%	15.1%	15.6%

2007 vs. 2006 - The Industrial Automation segment increased sales by 13 percent to $4.3 billion in 2007, compared with $3.8 billion in 2006. Nearly all of the businesses reported higher sales in 2007, with particular strength in the power generating alternator, the electrical distribution and the electronic drives businesses, as the favorable economic environment for capital goods continued. The very strong growth in the U.S. and European alternator businesses was driven by increased demand for backup generators and alternative power sources, such as wind turbines. The underlying sales growth of 10 percent and the favorable impact from foreign currency translation of 4 percent ($143 million) was slightly offset by an unfavorable impact of 1 percent from divestitures, net of acquisitions. Underlying sales grew 13 percent internationally and 5 percent in the United States. The international sales growth primarily reflects increases in Europe (12 percent) and Asia (19 percent). The underlying growth reflects 7 percent from volume caused by increased global industrial demand and an approximate 3 percent combined positive impact from price and slight penetration gains. Earnings increased 17 percent to $665 million for 2007, compared with $569 million in 2006, reflecting leverage from higher sales volume and benefits from cost containment, as nearly all of the businesses reported higher earnings. The margin increase was primarily due to leverage on higher sales volume. The earnings increase was also aided by an approximate $24 million payment received by the power transmission business from dumping duties related to the Offset Act in the current year, compared with an $18 million payment received in 2006. Sales price increases were offset by higher material and wage costs, as well as unfavorable product mix.

2006 vs. 2005 - Sales in the Industrial Automation segment were $3.8 billion in 2006, an increase of 16 percent compared with 2005. Sales grew in all of the major geographic regions and in nearly all of the businesses, reflecting the continued favorable economic environment for capital goods. Underlying sales grew 11 percent; the Numatics, Saftronics and Jaure acquisitions contributed 6 percent ($208 million); and foreign currency translation had a 1 percent ($41 million) unfavorable impact. Underlying sales grew 12 percent in the United States and 11 percent internationally. The increase in international sales primarily reflects growth in Europe (10 percent) and Asia (13 percent). The results reflect growth in nearly all of the businesses, with particular strength in the power generating alternator and electrical distribution businesses. The underlying growth reflects both increased global industrial demand and a nearly 3 percent positive impact from price and penetration gains. In addition, the electrical distribution business’s strong growth was driven by increased demand in North America, particularly along the Gulf Coast of the United States. Earnings increased 23 percent to $569 million for 2006, compared with $464 million in 2005, reflecting higher sales volume and prices, as well as acquisitions. The margin increase was primarily due to leverage on higher sales volume. Sales price increases and benefits from prior cost reduction efforts were offset by higher material, wage and benefit (pension) costs, as well as dilution from acquisitions. The earnings increase was also aided by an approximate $18 million payment received by the power transmission business from dumping duties related to the Offset Act in 2006, compared with a $13 million payment received in 2005, and lower litigation settlement costs compared with 2005.

NETWORK POWER

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2005	2006	2007	'05 - '06	'06 - '07
Sales	$3,317	4,350	5,150	31%	18%
Earnings	$373	484	645	30%	33%
Margin	11.2%	11.1%	12.5%

2007 vs. 2006 - Sales in the Network Power segment increased 18 percent to $5.2 billion in 2007 compared with $4.4 billion in 2006. The sales increase was driven by continued strong demand in the uninterruptible power supplies, precision cooling and inbound power businesses and the full year impact of the Artesyn and Knürr acquisitions. Underlying sales grew 9 percent, while acquisitions, net of divestitures, contributed approximately 7 percent ($332 million) and favorable foreign currency translation had a 2 percent ($98 million) favorable impact. The underlying sales increase of 9 percent reflects a more than 5 percent gain from higher volume and a more than 3 percent impact from penetration gains, which were partially offset by a slight decline in sales prices. Geographically, underlying sales reflect a 20 percent increase in Asia, a 7 percent increase in the United States, while sales in Europe were flat compared with the prior year. The Company’s market penetration gains in China and other Asian markets continued. The U.S. growth reflects strong demand for data room and non-residential computer equipment. Earnings increased 33 percent, or $161 million, to $645 million, compared with $484 million in 2006, primarily because of the Artesyn and Knürr acquisitions and the higher sales volume. The margin increase reflects leverage on higher sales volume, savings from integrating acquisitions and improvement over the prior year in the DC power business. These benefits were partially offset by higher material and wage costs.

2006 vs. 2005 - The Network Power segment sales increased 31 percent to $4.4 billion in 2006 compared with $3.3 billion in 2005. End markets were strong across the segment with particular strength in the computing and data-center markets, which led to strong growth in the AC power system and precision cooling businesses. The sales increase reflects 21 percent growth in underlying sales and a 10 percent ($341 million) contribution from the Artesyn and Knürr acquisitions. The underlying sales increase of 21 percent reflects higher volume of approximately 23 percent, of which more than one-third is estimated to be from market penetration gains. These increases were partially offset by an estimated 2 percent impact from lower sales prices. Geographically, underlying sales reflect a 22 percent increase in the United States, a 37 percent increase in Asia (primarily China) and a 3 percent increase in Europe. The Company continues to build upon its Emerson Network Power China division resulting in market penetration in China and other Asian markets. Earnings increased 30 percent, or $111 million, to $484 million, compared with $373 million in 2005, primarily because of higher sales volume. The margin was primarily diluted by the Artesyn acquisition and declines in sales prices, partially offset by material cost containment. Negative product mix in the embedded power business and higher costs related to inventory and warranty in the North American DC power business in the fourth quarter also diluted the margin. Leverage on higher sales volume, savings from prior period cost reduction efforts and a $16 million reduction in rationalization costs versus 2005 mitigated the margin decline.

CLIMATE TECHNOLOGIES

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2005	2006	2007	'05 - '06	'06 - '07
Sales	$3,041	3,424	3,614	13%	6%
Earnings	$453	523	538	15%	3%
Margin	14.9%	15.3%	14.9%

2007 vs. 2006 - The Climate Technologies segment reported sales of $3.6 billion for 2007, representing a 6 percent improvement over 2006. Underlying sales increased approximately 1 percent, while acquisitions contributed 3 percent ($86 million) and foreign currency translation had a 2 percent ($53 million) favorable impact. Lower sales volume of 4 percent was more than offset by an approximate 5 percent combined positive impact from sales price increases and penetration gains. The underlying sales growth reflects a 16 percent increase in international sales, led by growth in Europe (18 percent) and Asia (17 percent). This growth was partially offset by a 7 percent decline in U.S. sales, which is primarily attributable to difficult comparisons to a very strong prior year for the air-conditioning compressor business (as noted below), as well as an impact from the downturn in the U.S. housing market. The volume decline in the U.S. air-conditioning business was only partially offset by a modest increase in U.S. refrigeration sales. The very strong growth in Europe and Asia reflects overall favorable market conditions, penetration in the European heat pump market, and penetration gains in Asia, particularly in digital scroll compressor products. Earnings increased 3 percent to $538 million in 2007 compared with $523 million in 2006, primarily because of savings from cost reduction efforts and lower restructuring costs of $5 million. The profit margin declined as the result of deleverage on the lower volume and an acquisition, while higher sales prices were offset by higher material and wage costs. The Company continued its capacity expansion begun last year in Mexico where the next generation scroll compressor design and hermetic motors for the North American market will be produced.

2006 vs. 2005 - Sales in the Climate Technologies segment were $3.4 billion in 2006, an increase of 13 percent compared with 2005. Underlying sales grew 13 percent, which reflects a 14 percent increase in the United States, a 20 percent increase in Europe and a 1 percent increase in Asia. The underlying sales growth was largely due to strong demand in the air-conditioning compressor business and an estimated 1 percent positive impact from higher sales prices. The volume increase of 12 percent, one-fourth of which is estimated to be from market share gains, was primarily related to scroll compressors. The air-conditioning compressor business was very strong during 2006 primarily because of demand relating to the transition in the United States to higher efficiency standards that became effective January 23, 2006, as well as weather related demand. Earnings increased 15 percent to $523 million in 2006 compared with $453 million in 2005, primarily due to higher volume. The margin increase reflects leverage on higher sales and savings from prior period cost reduction efforts, partially offset by higher wages and benefits (pension). The margin increase was negatively impacted as the higher sales prices were more than offset by higher material costs.

APPLIANCE AND TOOLS

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2005	2006	2007	'05 - '06	'06 - '07
Sales	$4,008	4,313	4,447	8%	3%
Earnings	$534	550	578	3%	5%
Margin	13.3%	12.8%	13.0%

2007 vs. 2006 - Sales in the Appliance and Tools segment were $4.4 billion in 2007, a 3 percent increase from 2006. The sales increase reflects underlying sales growth of 1 percent, a favorable impact from foreign currency translation of 1 percent ($51 million) and a contribution from acquisitions of 1 percent ($37 million). The underlying sales increase of 1 percent reflects an estimated 4 percent decline in volume and an approximate 5 percent positive impact from higher sales prices. The results were mixed across the businesses for this segment. The tools and storage businesses showed moderate growth, while sales increased slightly in the motors businesses when compared with 2006. These increases were partially offset by declines in the appliance controls businesses. The growth in the tools businesses was driven by the professional tools and disposer businesses, reflecting the success of new product launches. The volume declines in the appliance controls and certain motors and storage businesses were primarily caused by the downturn in U.S. residential construction. International underlying sales increased 9 percent in total, while underlying sales in the United States were down 1 percent from the prior year. Earnings for 2007 were $578 million, a 5 percent increase from 2006. The earnings increases in tools and motor businesses were partially offset by declines in appliance component and certain storage businesses. Overall, the slight margin improvement primarily reflects the benefits from prior year actions, as well as lower restructuring inefficiencies and costs compared with the prior year. Sales price increases were offset by higher material (copper and other commodities) and wage costs, as well as deleverage from the lower volume.

2006 vs. 2005 - The Appliance and Tools segment sales increased 8 percent to $4.3 billion for 2006. This increase reflects 6 percent growth in underlying sales and a 2 percent ($62 million) contribution from the Do+Able acquisition. Sales grew in nearly all of the businesses with most experiencing moderate to strong growth. Particular strength in the tools, storage and hermetic motors businesses was partially offset by softness in the appliance component business. The hermetic motors business was very strong because of the air-conditioning demand during 2006. In addition, the storage businesses showed strong growth driven by the U.S. market. Strength in U.S. residential investment in the first half of 2006 and increased demand at major retailers resulted in continued growth in the storage businesses. The underlying sales increase reflects an estimated 3 percent growth from volume and an approximate 3 percent positive impact from price and penetration gains. Geographically, underlying sales increased 6 percent in the United States and 8 percent internationally. Earnings for 2006 were $550 million, an increase of 3 percent from 2005. The overall increase in profit was partially offset by declines in certain tools, storage and motors businesses, reflecting new product introduction costs in the disposer business, foreign currency losses in the tools and residential storage businesses and restructuring inefficiencies, including costs related to plant shutdown and ramp up of Mexican capacity in the tools and motors businesses. Overall, increases in sales prices were offset by higher raw material (particularly copper, steel and plastics), wage and benefit (pension) costs and negative product mix, diluting the profit margin.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations and is in a strong financial position with total assets of $20 billion and stockholders’ equity of $9 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

CASH FLOW

(DOLLARS IN MILLIONS)	2005	2006	2007
Operating Cash Flow	$2,187	2,512	3,016
Percent of sales	12.6%	12.5%	13.4%
Capital Expenditures	$518	601	681
Percent of sales	3.0%	3.0%	3.0%
Free Cash Flow (Operating Cash Flow Less Capital Expenditures)	$1,669	1,911	2,335
Percent of sales	9.6%	9.5%	10.3%
Operating Working Capital	$1,643	2,044	1,915
Percent of sales	9.5%	10.1%	8.5%

Emerson generated operating cash flow of $3.0 billion in 2007, a 20 percent increase from 2006, driven by higher net earnings. Cash flow in 2007 also reflects continued improvements in operating working capital management. Operating cash flow was $2.5 billion in 2006, a 15 percent increase from 2005, as higher net earnings were partially offset by additional working capital necessary to support the higher level of sales. At September 30, 2007, operating working capital as a percent of sales was 8.5 percent, compared with 10.1 percent and 9.5 percent in 2006 and 2005, respectively. Operating cash flow also reflects pension contributions of $136 million, $124 million and $124 million in 2007, 2006 and 2005, respectively.

Free cash flow (operating cash flow less capital expenditures) was $2.3 billion in 2007, compared with $1.9 billion and $1.7 billion in 2006 and 2005, respectively. The 22 percent increase in free cash flow in 2007 compared with 2006 and the 15 percent increase in 2006 compared with 2005 reflect the increases in operating cash flow, partially offset by higher capital spending. Capital expenditures were $681 million, $601 million and $518 million in 2007, 2006 and 2005, respectively. The increase in capital expenditures during 2007 compared with the prior year includes capacity expansion in the Process Management and Climate Technologies segments, while the increase in 2006 compared with 2005 was primarily due to capacity expansion and acquisitions in the Network Power segment. In 2008, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson’s acquisitions was $295 million, $752 million and $366 million in 2007, 2006 and 2005, respectively.

Dividends were $837 million ($1.05 per share, up 18 percent) in 2007, compared with $730 million ($0.89 per share) in 2006, and $694 million ($0.83 per share) in 2005. In November 2007, the Board of Directors voted to increase the quarterly cash dividend 14 percent to an annualized rate of $1.20 per share. In November 2006, the Company’s Board of Directors declared a two-for-one split of the Company’s common stock effected in the form of a 100 percent stock dividend to shareholders of record as of November 17, 2006, with a distribution date of December 11, 2006 (shares began trading on a post-split basis on December 12, 2006). In 2007, 18,877,000 shares were repurchased under the 2002 Board of Directors’ authorization; in 2006, 21,451,000 shares were repurchased, and in 2005, 20,071,000 shares were repurchased; 14.8 million shares remain available for repurchase under the 2002 authorization. Purchases of treasury stock totaled $849 million, $871 million and $671 million in 2007, 2006 and 2005, respectively.

LEVERAGE/CAPITALIZATION

(DOLLARS IN MILLIONS)	2005	2006	2007
Total Assets	$17,227	18,672	19,680
Long-term Debt	$3,128	3,128	3,372
Stockholders’ Equity	$7,400	8,154	8,772

Total Debt-to-Capital Ratio	35.6%	33.1%	30.1%
Net Debt-to-Net Capital Ratio	27.7%	28.1%	23.6%
Operating Cash Flow-to-Debt Ratio	53.4%	62.4%	79.9%
Interest Coverage Ratio	9.8	12.9	12.9

Total debt was $3.8 billion, $4.0 billion and $4.1 billion for 2007, 2006 and 2005, respectively. During 2007, the Company issued $250 million of 5.125%, ten-year notes due December 2016 and $250 million of 5.375%, ten-year notes due October 2017. During 2006, $250 million of 6.3% notes matured. The total debt-to-capital ratio was 30.1 percent at year-end 2007, compared with 33.1 percent for 2006 and 35.6 percent for 2005. At September 30, 2007, net debt (total debt less cash and equivalents and short-term investments) was 23.6 percent of net capital, compared with 28.1 percent of net capital in 2006 and 27.7 percent of net capital in 2005. The operating cash flow-to-debt ratio was 79.9 percent, 62.4 percent and 53.4 percent in 2007, 2006 and 2005, respectively. The Company’s interest coverage ratio (earnings before income taxes and interest expense, divided by interest expense) was 12.9 times in 2007, compared with 12.9 times in 2006 and 9.8 times in 2005. The increase in the interest coverage ratio from 2005 to 2006 reflects higher earnings and lower average borrowings. See Notes 3, 8 and 9 for additional information. The Company’s strong financial position supports long-term debt ratings of A2 by Moody’s Investors Service and A by Standard and Poor’s.

At year-end 2007, the Company maintained a five-year revolving credit facility effective until April 2011 amounting to $2.8 billion to support short-term borrowings. The credit facility does not contain any financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. In addition, as of September 30, 2007, the Company could issue up to $1.75 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission.

CONTRACTUAL OBLIGATIONS

At September 30, 2007, the Company’s contractual obligations, including estimated payments due by period, are as follows:

		PAYMENTS DUE BY PERIOD
		LESS THAN			MORE THAN
(DOLLARS IN MILLIONS)	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS
Long-term Debt	$3,623	251	1,074	287	2,011
Operating Leases	558	163	195	98	102
Purchase Obligations	1,720	1,156	387	177	-
Total	$5,901	1,570	1,656	562	2,113

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

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” Sales sometimes include multiple items including services such as installation. In such instances, revenue assigned to each item is based on that item’s objectively determined fair value, and revenue is recognized individually for delivered items only if the delivered items have value to the customer on a standalone basis and performance of the undelivered items is probable and substantially in the Company’s control, or the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs that approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

LONG-LIVED ASSETS

Long-lived assets, which include primarily goodwill and property, plant and equipment, are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable, as well as annually for goodwill. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change depending on the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. See Notes 1, 3 and 6.

RETIREMENT PLANS

Defined benefit plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. Effective for 2008, the discount rate for the U.S. retirement plans was adjusted to 6.25 percent based on the changes in market interest rates. Defined benefit pension plan expense is expected to decrease slightly in 2008. The Company contributed $136 million to defined benefit plans in 2007 and expects to contribute $50 million to $100 million in 2008. Effective September 30, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (FAS 158). This statement requires employers to recognize the funded status of defined benefit plans and other postretirement plans in the balance sheet and to recognize changes in the funded status through comprehensive income in the year in which they occur. The incremental effect of adopting FAS 158 resulted in a pre-tax charge to accumulated other comprehensive income of $522 million ($329 million after-tax). Also see Notes 10 and 11 for additional disclosures regarding the adoption. Effective for fiscal year 2009, FAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the June 30 measurement date that the Company presently uses.

INCOME TAXES

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise due to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Generally, no provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act repeals an export tax benefit, provides for a 9 percent deduction on U.S. manufacturing income, and allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. When fully phased-in, management estimates that the repeal of the export tax benefit will be offset by the deduction on manufacturing income. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63 million, or $0.07 per share, in 2005.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109” (FIN 48). FIN 48 addresses the accounting for uncertain tax positions that a company has taken or expects to take on a tax return. The Company has analyzed FIN 48, which is required to be adopted in the first quarter of fiscal 2008, and believes it will not have a material impact on the financial statements when finalized.

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

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2005	2006	2007
Net sales	$17,305	20,133	22,572
Costs and expenses:
Cost of sales	11,122	12,965	14,461
Selling, general and administrative expenses	3,595	4,099	4,593
Other deductions, net	230	178	183
Interest expense (net of interest income: 2005, $34; 2006, $18; 2007, $33)	209	207	228
Earnings before income taxes	2,149	2,684	3,107
Income taxes	727	839	971
Net earnings	$1,422	1,845	2,136

Basic earnings per common share	$1.71	2.26	2.69

Diluted earnings per common share	$1.70	2.24	2.66

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES
September 30 | Dollars in millions, except per share amounts

ASSETS	2006	2007
Current assets
Cash and equivalents	$810	1,008
Receivables, less allowances of $74 in 2006 and $86 in 2007	3,716	4,260
Inventories:
Finished products	887	884
Raw materials and work in process	1,335	1,343
Total inventories	2,222	2,227
Other current assets	582	570
Total current assets	7,330	8,065

Property, plant and equipment
Land	188	199
Buildings	1,536	1,683
Machinery and equipment	5,811	6,138
Construction in progress	354	414
	7,889	8,434
Less accumulated depreciation	4,669	5,003
Property, plant and equipment, net	3,220	3,431

Other assets
Goodwill	6,013	6,412
Other	2,109	1,772
Total other assets	8,122	8,184
	$18,672	19,680

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2006	2007
Current liabilities
Short-term borrowings and current maturities of long-term debt	$898	404
Accounts payable	2,305	2,501
Accrued expenses	1,933	2,337
Income taxes	238	304
Total current liabilities	5,374	5,546
Long-term debt	3,128	3,372
Other liabilities	2,016	1,990

Stockholders’ equity
Preferred stock of $2.50 par value per share
Authorized 5,400,000 shares; issued - none	—	—
Common stock of $0.50 par value per share
Authorized 1,200,000,000 shares; issued 953,354,012 shares; outstanding 804,693,798 shares in 2006 and 788,434,076 shares in 2007	238	477
Additional paid-in capital	161	31
Retained earnings	11,314	12,536
Accumulated other comprehensive income	306	382
	12,019	13,426
Less cost of common stock in treasury, 148,660,214 shares in 2006 and 164,919,936 shares in 2007	3,865	4,654
Total stockholders’ equity	8,154	8,772
	$18,672	19,680

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2005	2006	2007
Common stock
Beginning balance	$238	238	238
Adjustment for stock split	-	-	239
Ending balance	238	238	477
Additional paid-in capital
Beginning balance	87	120	161
Stock plans and other	33	41	31
Adjustment for stock split	-	-	(161)
Ending balance	120	161	31
Retained earnings
Beginning balance	9,471	10,199	11,314
Net earnings	1,422	1,845	2,136
Cash dividends (per share: 2005, $0.83; 2006, $0.89; 2007, $1.05)	(694)	(730)	(837)
Adjustment for stock split	-	-	(77)
Ending balance	10,199	11,314	12,536
Accumulated other comprehensive income
Beginning balance	(88)	(65)	306
Foreign currency translation	11	175	459
Minimum pension liability (net of tax of: 2005, $10; 2006, $(71); 2007, $(1))	(18)	121	2
Cash flow hedges and other (net of tax of: 2005, $(17); 2006, $(43); 2007, $29)	30	75	(56)
Adjustment for adoption of FAS 158 (net of tax of: 2007, $193)	-	-	(329)
Ending balance	(65)	306	382
Treasury stock
Beginning balance	(2,470)	(3,092)	(3,865)
Acquired	(671)	(871)	(849)
Issued under stock plans and other	49	98	60
Ending balance	(3,092)	(3,865)	(4,654)
Total stockholders’ equity	$7,400	8,154	8,772

Comprehensive income
Net earnings	$1,422	1,845	2,136
Foreign currency translation	11	175	459
Minimum pension liability	(18)	121	2
Cash flow hedges and other	30	75	(56)
Total	$1,445	2,216	2,541

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions

	2005	2006	2007
Operating activities
Net earnings	$1,422	1,845	2,136
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	562	607	656
Changes in operating working capital	110	(152)	137
Pension funding	(124)	(124)	(136)
Other	217	336	223
Net cash provided by operating activities	2,187	2,512	3,016
Investing activities
Capital expenditures	(518)	(601)	(681)
Purchases of businesses, net of cash and equivalents acquired	(366)	(752)	(295)
Other	(12)	137	106
Net cash used in investing activities	(896)	(1,216)	(870)
Financing activities
Net increase (decrease) in short-term borrowings	320	89	(800)
Proceeds from long-term debt	251	6	496
Principal payments on long-term debt	(625)	(266)	(5)
Dividends paid	(694)	(730)	(837)
Purchases of treasury stock	(668)	(862)	(853)
Other	15	32	5
Net cash used in financing activities	(1,401)	(1,731)	(1,994)
Effect of exchange rate changes on cash and equivalents	(3)	12	46
Increase (decrease) in cash and equivalents	(113)	(423)	198
Beginning cash and equivalents	1,346	1,233	810
Ending cash and equivalents	$1,233	810	1,008

Changes in operating working capital
Receivables	$(261)	(246)	(349)
Inventories	8	(274)	96
Other current assets	(44)	36	36
Accounts payable	161	324	104
Accrued expenses	77	71	200
Income taxes	169	(63)	50
	$110	(152)	137

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

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs that approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

PROPERTY, PLANT AND EQUIPMENT

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if expected future undiscounted cash flows of the related assets are less than their carrying values.

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

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” Sales sometimes include multiple items including services such as installation. In such instances, revenue assigned to each item is based on that item’s objectively determined fair value, and revenue is recognized individually for delivered items only if the delivered items have value to the customer on a standalone basis and performance of the undelivered items is probable and substantially in the Company’s control, or the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

FINANCIAL INSTRUMENTS

All derivative instruments are reported on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as a hedge and on the type of hedge. For each derivative instrument designated as a cash flow hedge, the effective portion of the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges on non-U.S. net asset exposures are included in accumulated other comprehensive income. Regardless of type, a fully effective hedge will result in no net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact. Gains and losses from the ineffective portion of any hedge, as well as the gains and losses on derivative instruments not designated as a hedge, are recognized in the income statement immediately.

INCOME TAXES

No provision has been made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries of approximately $2.6 billion at September 30, 2007. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.

COMPREHENSIVE INCOME

Comprehensive income is primarily comprised of net earnings and changes in foreign currency translation, minimum pension liability and cash flow hedges. Accumulated other comprehensive income, after-tax, consists of foreign currency translation credits of $728 and $269, pension and postretirement adjustments of $384 and $57, and cash flow hedges and other credits of $38 and $94 at September 30, 2007 and 2006, respectively.

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

On December 11, 2006, a two-for-one split of the Company’s common stock was effected in the form of a 100 percent stock dividend (shares began trading on a post-split basis on December 12, 2006). This stock split resulted in the issuance of approximately 476.7 million additional shares of common stock and was accounted for by the transfer of approximately $161 from additional paid-in capital and $77 from retained earnings to common stock. All share and per share data have been retroactively restated to reflect this split.

Effective September 30, 2007, Emerson adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (FAS 158). This statement requires employers to recognize the over- or under-funded status of defined benefit plans and other postretirement plans in the balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The incremental effect of adopting FAS 158 was a reduction in other assets of $425, an increase in other liabilities of $97 and an after-tax charge to accumulated other comprehensive income of $329 (See Notes 10 and 11).

Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 1.1 million, 1.0 million and 5.1 million shares of common stock were excluded from the computation of diluted earnings per share in 2007, 2006 and 2005, respectively, because their effect would have been antidilutive. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2005	2006	2007
Basic	829.9	816.5	793.8
Dilutive shares	7.8	8.0	10.1
Diluted	837.7	824.5	803.9

(3) Acquisitions and Divestitures

The Company acquired Damcos Holding AS (Damcos) during the second quarter of fiscal 2007, and Stratos International, Inc. (Stratos) during the fourth quarter of fiscal 2007. Damcos supplies valve remote control systems and tank monitoring equipment to the marine and shipbuilding industries and is included in the Process Management segment. Stratos is a designer and manufacturer of radio-frequency and microwave interconnect products and is included in the Network Power segment. In addition to Damcos and Stratos, the Company acquired several smaller businesses during 2007 mainly in the Process Management and Appliance and Tools segments. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $40 and debt assumed of approximately $56) and annualized sales were approximately $295 and $240, respectively. Goodwill of $189 (none of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $106, which are being amortized on a straight-line basis over a weighted-average life of nine years, were recognized from these transactions in 2007. Third-party valuations of assets are in-process; purchase price allocations are subject to refinement for fiscal year 2007 acquisitions.

During the fourth quarter of fiscal 2007, the Company entered into a definitive agreement to acquire Motorola Inc.’s Embedded Communications Computing (ECC) business for approximately $350 in cash. ECC is a leading provider of embedded computing products to equipment manufacturers in telecommunications, medical imaging, defense and aerospace, and industrial automation. The transaction is expected to be completed by the end of calendar 2007 and is subject to customary closing conditions and regulatory approvals. ECC had 2006 revenue of approximately $520 and will be included in the Network Power segment.

In 2007, the Company divested two small business units that had total annual sales of $113 and $115 for fiscal years 2006 and 2005, respectively. In the fourth quarter of 2006, the Company received approximately $80 from the divestiture of the materials testing business, resulting in a pretax gain of $31 ($22 after-tax). The materials testing business represented total annual sales of approximately $58 and $59 in 2006 and 2005, respectively. These businesses were not reclassified as discontinued operations because of immateriality.

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

The Company acquired Do+Able, a manufacturer of ready-to-assemble wood and steel home and garage organization and storage products, which is included in the Appliance and Tools segment, in the second quarter of 2005 and Numatics, a manufacturer of pneumatic and motion control products for industrial applications, which is included in the Industrial Automation segment, in the fourth quarter of 2005. In addition to Do+Able and Numatics, the Company acquired several smaller businesses during 2005, mainly in the Process Management and Appliance and Tools segments. Total cash paid (including assumed debt of approximately $100, which was repaid in October 2005) and annualized sales for these businesses were approximately $466 and $430, respectively. Goodwill of $236 ($58 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $122, which are being amortized on a straight-line basis over a weighted-average life of ten years, were recognized from these transactions in 2005.

The results of operations of these businesses have been included in the Company’s consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

	2005	2006	2007
Rationalization of operations	$110	84	83
Amortization of intangibles (intellectual property and customer relationships)	28	47	63
Other	118	115	111
Gains, net	(26)	(68)	(74)
Total	$230	178	183

Other is comprised of several items that are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items, such as litigation and disputed matters, insurance recoveries and interest refunds.

Gains, net for 2007 includes the following items. The Company recorded gains of approximately $32 in 2007 related to the sale of its remaining 4.5 million shares of MKS Instruments, Inc. (MKS), a publicly-traded company. The Company also recorded a gain of approximately $24 in 2007 for payments received under the U.S. Continued Dumping and Subsidy Offset Act (Offset Act).

Gains, net for 2006 includes the following items. The Company recorded gains of approximately $26 in 2006 related to the sale of 4.4 million shares of MKS. In the fourth quarter of 2006, the Company recorded a pretax gain of approximately $31 related to the divesture of the materials testing business. Also during the fourth quarter of 2006, the Company recorded a pretax charge of $14 related to the write-down of two businesses that were sold in 2007 to their net realizable values. The Company also recorded a gain of approximately $18 in 2006 for payments received under the Offset Act.

Gains, net for 2005 includes the following items. An approximate $13 gain from the sale of a manufacturing facility and an approximate $13 gain for a payment received under the Offset Act were recorded in 2005.

(5) Rationalization of Operations

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2006	EXPENSE	PAID / UTILIZED	2007
Severance and benefits	$31	40	43	28
Lease/contract terminations	12	4	8	8
Fixed asset write-downs	-	2	2	-
Vacant facility and other shutdown costs	1	8	8	1
Start-up and moving costs	1	29	30	-
	$45	83	91	37

	2005	EXPENSE	ACQUISITIONS	PAID / UTILIZED	2006
Severance and benefits	$22	38	16	45	31
Lease/contract terminations	11	5	4	8	12
Fixed asset write-downs	-	2	-	2	-
Vacant facility and other shutdown costs	-	9	-	8	1
Start-up and moving costs	-	30	-	29	1
	$33	84	20	92	45

Rationalization of operations by segment is summarized as follows:

	2005	2006	2007
Process Management	$20	14	15
Industrial Automation	15	12	14
Network Power	35	19	23
Climate Technologies	15	14	9
Appliance and Tools	24	25	22
Corporate	1	-	-
Total	$110	84	83

Rationalization of operations comprises expenses associated with the Company’s efforts to continually improve operational efficiency and to expand globally in order to remain competitive on a worldwide basis. These expenses result from numerous individual actions implemented across the divisions on a routine basis. Rationalization of operations includes ongoing costs for moving facilities, starting up plants from relocation as well as business expansion, exiting product lines, curtailing/downsizing operations because of changing economic conditions, and other items resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease/contract terminations and asset write-downs. Start-up and moving costs include employee training and relocation, movement of assets and other items. Vacant facility costs include security, maintenance and utility costs associated with facilities that are no longer being utilized.

During 2007, rationalization of operations primarily related to the exit of approximately 25 production, distribution, or office facilities, including the elimination of approximately 2,200 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2007 are as follows. Process Management included start-up costs related to capacity expansion in China to serve the Asian market, as well as severance and start-up and moving costs related to the movement of certain operations in Western Europe to Eastern Europe and Asia to improve profitability. Industrial Automation included severance and start-up and moving costs related to the consolidation of certain power transmission facilities in Asia and North America to obtain operational efficiencies and serve Asian and North American markets. Network Power included severance related to the closure of certain power conversion facilities acquired with Artesyn, as well as severance and start-up and moving costs related to the shifting of certain power systems production from the United States and Europe to Mexico to remain competitive on a global basis. Climate Technologies included start-up costs related to capacity expansion in Mexico and Eastern Europe to improve profitability and to serve these markets, and start-up and moving costs related to the consolidation of certain production facilities in the United States to obtain operational efficiencies. Appliance and Tools included severance and start-up and moving costs related to the consolidation of certain North American production, and severance related to the closure of certain motor production in Europe to remain competitive on a global basis. The Company expects rationalization expense for 2008 to be approximately $90 to $100, including the costs to complete actions initiated before the end of 2007 and actions anticipated to be approved and initiated during 2008.

During 2006, rationalization of operations primarily related to the exit of approximately 10 production, distribution, or office facilities, including the elimination of approximately 1,700 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2006 are as follows. Process Management included severance related to the shifting of certain regulator production from Western Europe to Eastern Europe. Industrial Automation included start-up and moving costs related to shifting certain motor production in Western Europe to Eastern Europe, China and Mexico to leverage costs and remain competitive on a global basis and to serve these markets. Network Power included severance related to the closure of certain power conversion facilities acquired with Artesyn, severance, start-up and vacant facility costs related to the consolidation of certain power systems operations in North America and the consolidation of administrative operations in Europe to obtain operational synergies. Climate Technologies included severance related to the movement of temperature sensors and controls production from Western Europe to China and start-up and moving costs related to a new plant in Eastern Europe in order to improve profitability. Appliance and Tools included primarily severance and start-up and moving costs related to the shifting of certain tool and motor manufacturing operations from the United States and Western Europe to China and Mexico in order to consolidate facilities and improve profitability.

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

The change in goodwill by business segment follows:

	PROCESS	INDUSTRIAL	NETWORK	CLIMATE	APPLIANCE
	MANAGEMENT	AUTOMATION	POWER	TECHNOLOGIES	AND TOOLS	TOTAL
Balance, September 30, 2005	$1,699	997	1,780	380	623	5,479
Acquisitions	58	27	351	25	20	481
Divestitures		(24)	(3)			(27)
Impairment			(5)			(5)
Foreign currency translation and other	21	16	39	3	6	85
Balance, September 30, 2006	$1,778	1,016	2,162	408	649	6,013
Acquisitions	146	1	26	3	13	189
Divestitures			(5)			(5)
Impairment		(7)				(7)
Foreign currency translation and other	61	60	76	9	16	222
Balance, September 30, 2007	$1,985	1,070	2,259	420	678	6,412

The gross carrying amount and accumulated amortization of intangibles (other than goodwill) by major class follow:

	GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION		NET CARRYING AMOUNT
	2006	2007	2006	2007	2006	2007
Intellectual property and customer relationships	$794	925	324	381	470	544
Capitalized software	647	729	484	558	163	171
	$1,441	1,654	808	939	633	715

Total intangible amortization expense for 2007, 2006 and 2005 was $131, $107 and $90, respectively. Based on intangible assets as of September 30, 2007, amortization expense will approximate $126 in 2008, $115 in 2009, $96 in 2010, $82 in 2011 and $72 in 2012.

(7) Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow or fair value hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows, fair values and firm commitments. Hedge ineffectiveness during 2007, 2006 and 2005 was immaterial. At September 30, 2007, substantially all of the contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities mature within two years; contracts with a fair value of approximately $60 mature in 2008.

Notional transaction amounts and fair values for the Company’s outstanding derivatives, by risk category and instrument type, as of September 30, 2007 and 2006, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2006		2007
	NOTIONAL	FAIR	NOTIONAL	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE
Foreign currency:
Forwards	$1,310	11	1,922	35
Options	$4	-	266	2
Interest rate swaps	$110	(4)	113	(3)
Commodity contracts	$457	130	509	45

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $2 and $40 at September 30, 2007 and 2006, respectively. The estimated fair value of each of the Company’s other classes of financial instruments approximated the related carrying value at September 30, 2007 and 2006.

(8) Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2006	2007
Current maturities of long-term debt	$2	251
Commercial paper	819	113
Payable to banks	28	19
Other	49	21
Total	$898	404
Weighted-average short-term borrowing interest rate at year-end	4.9%	3.2%

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap, which fixed the rate at 2.2 percent.

At year-end 2007, the Company maintained a five-year revolving credit facility effective until April 2011 amounting to $2.8 billion to support short-term borrowings and to assure availability of funds at prevailing interest rates. The credit facility does not contain any financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years.

(9) Long-Term Debt

Long-term debt is summarized as follows:

	2006	2007
5 1/[2]% notes due September 2008	$250	250
5% notes due October 2008	175	175
5.85% notes due March 2009	250	250
7 1/[8]% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4 1/[2]% notes due May 2013	250	250
5 5/[8]% notes due November 2013	250	250
5% notes due December 2014	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	-	250
5.375% notes due October 2017	-	250
6% notes due August 2032	250	250
Other	205	198
	3,130	3,623
Less current maturities	2	251
Total	$3,128	3,372

During the first and third quarters of 2007, the Company issued $250 of 5.125%, ten-year notes, and $250 of 5.375%, ten-year notes, respectively, under a shelf registration statement filed with the Securities and Exchange Commission. During the fourth quarter of 2005, the Company issued $250 of 4.75%, ten-year notes under a shelf registration statement filed with the Securities and Exchange Commission. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent.

Long-term debt maturing during each of the four years after 2008 is $474, $600, $37 and $250, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $242, $214 and $247 in 2007, 2006 and 2005, respectively.

As of September 30, 2007, the Company could issue up to $1.75 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission. The Company may sell securities in one or more separate offerings with the size, price and terms to be determined at the time of sale. The net proceeds from the sale of the securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, financing acquisitions and the repayment of short- or long-term borrowings. The net proceeds may be invested temporarily until they are used for their stated purpose.

(10) Retirement Plans

Retirement plan expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS
	2005	2006	2007	2005	2006	2007
Defined benefit plans:
Service cost (benefits earned during the period)	$48	58	43	14	19	21
Interest cost	145	145	159	31	32	38
Expected return on plan assets	(207)	(202)	(211)	(27)	(32)	(38)
Net amortization	64	100	87	13	16	11
Net periodic pension expense	50	101	78	31	35	32
Defined contribution and multiemployer plans	69	85	94	23	25	27
Total retirement plan expense	$119	186	172	54	60	59

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS
	2006	2007	2006	2007
Projected benefit obligation, beginning	$2,747	2,464	707	711
Service cost	58	43	19	21
Interest cost	145	159	32	38
Actuarial loss (gain)	(386)	127	(53)	10
Benefits paid	(122)	(129)	(29)	(36)
Acquisitions/divestitures, net	17	-	24	18
Foreign currency translation and other	5	14	11	75
Projected benefit obligation, ending	$2,464	2,678	711	837

Fair value of plan assets, beginning	$2,566	2,785	492	555
Actual return on plan assets	233	475	37	50
Employer contributions	91	71	33	62
Benefits paid	(122)	(129)	(29)	(36)
Acquisitions/divestitures, net	16	-	18	1
Foreign currency translation and other	1	2	4	58
Fair value of plan assets, ending	$2,785	3,204	555	690

Plan assets in excess of (less than) benefit obligation as of June 30	$321	526	(156)	(147)
Unrecognized net loss	564	-	179	-
Unrecognized prior service cost (benefit)	10	-	(2)	-
Adjustment for fourth quarter contributions	1	1	1	4
Net amount recognized in the balance sheet	$896	527	22	(143)

The amounts recognized in the balance sheet as of September 30 consisted of:
Noncurrent asset	$927	630	110	19
Noncurrent liability	$(108)	(103)	(100)	(162)
Accumulated other comprehensive income	$77	365	12	185

Approximately $97 of the $550 of accumulated losses included in accumulated other comprehensive income at September 30, 2007, will be amortized into earnings in 2008.

As of the plans’ June 30 measurement date, the total accumulated benefit obligation was $3,282 and $2,956 for 2007 and 2006, respectively. Also, as of the plans’ June 30 measurement date, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $663, $613 and $382, respectively, for 2007, and $623, $570 and $360, respectively, for 2006.

The weighted-average assumptions used in the valuations of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS
	2005	2006	2007	2005	2006	2007
Weighted-average assumptions used to determine net pension expense:
Discount rate	6.25%	5.25%	6.50%	5.4%	4.7%	4.9%
Expected return on plan assets	8.50%	8.00%	8.00%	7.4%	7.2%	7.2%
Rate of compensation increase	3.25%	3.00%	3.25%	3.1%	3.0%	3.1%

Weighted-average assumptions used to determine benefit obligations as of June 30:
Discount rate	5.25%	6.50%	6.25%	4.7%	4.9%	5.3%
Rate of compensation increase	3.00%	3.25%	3.25%	3.0%	3.1%	3.5%

Effective for 2008, the discount rate for the U.S. retirement plans was adjusted to 6.25 percent based on the changes in market interest rates. Defined benefit pension plan expense is expected to decrease slightly in 2008.

The primary objective for the investment of plan assets is to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past ten years and the historical return (since 1926) of an asset mix approximating Emerson’s current asset allocation targets and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations at June 30, 2007 and 2006, and target weighted-average allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS
	2006	2007	TARGET	2006	2007	TARGET
Asset category
Equity securities	68%	67%	65-69%	55%	57%	50-60%
Debt securities	28%	28%	26-30%	36%	36%	30-40%
Other	4%	5%	3-7%	9%	7%	5-10%
	100%	100%	100%	100%	100%	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $133 in 2008, $139 in 2009, $146 in 2010, $153 in 2011, $161 in 2012 and $935 in total over the five years 2013 through 2017. Using foreign exchange rates as of September 30, 2007, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $30 in 2008, $29 in 2009, $32 in 2010, $36 in 2011, $39 in 2012 and $226 in total over the five years 2013 through 2017. In 2008, the Company expects to contribute $50 to $100 to the retirement plans.

(11) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for certain U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30 follows:

	2005	2006	2007
Service cost	$6	5	6
Interest cost	27	26	29
Net amortization	21	32	26
Net postretirement	$54	63	61

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2006	2007
Benefit obligation, beginning	$502	516
Service cost	5	6
Interest cost	26	29
Actuarial loss (gain)	16	(16)
Benefits paid	(39)	(37)
Acquisitions/divestitures and other	6	3
Benefit obligation, ending	516	501
Unrecognized net loss	(102)	-
Unrecognized prior service benefit	6	-
Postretirement benefit liability recognized in the balance sheet	$420	501

Approximately $24 of the $57 of accumulated losses included in accumulated other comprehensive income at September 30, 2007, will be amortized into earnings in 2008. The assumed discount rates used in measuring the obligations as of September 30, 2007, 2006 and 2005, were 6.00 percent, 5.75 percent and 5.25 percent, respectively. The assumed health care cost trend rate for 2008 was 9.5 percent, declining to 5.0 percent in the year 2017. The assumed health care cost trend rate for 2007 was 10.0 percent, declining to 5.0 percent in the year 2016. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2007 and the 2007 postretirement plan expense by less than 5 percent. The Company estimates that future benefit payments will be as follows: $44 in 2008, $46 in 2009, $47 in 2010, $54 in 2011, $54 in 2012 and $238 in total over the five years 2013 through 2017.

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

The Company enters into indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, for example, environmental liabilities and unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. Liabilities for obligations are recorded when probable and when they can be reasonably estimated. Historically, the Company has not made significant payments for these obligations.

At September 30, 2007, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

(13) Income Taxes

Earnings before income taxes consist of the following:

	2005	2006	2007
United States	$1,157	1,518	1,550
Non-U.S.	992	1,166	1,557
Earnings before income taxes	$2,149	2,684	3,107

The principal components of income tax expense follow:

	2005	2006	2007
Current:
Federal	$458	394	606
State and local	42	57	58
Non-U.S.	272	316	372

Deferred:
Federal	(41)	73	(4)
State and local	(7)	8	(14)
Non-U.S.	3	(9)	(47)
Income tax expense	$727	839	971

The federal corporate statutory rate is reconciled to the Company’s effective income tax rate as follows:

	2005	2006	2007
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.0	1.6	0.9
Non-U.S. rate differential	(3.2)	(3.4)	(4.1)
Non-U.S. tax holidays	(1.6)	(1.6)	(1.3)
Export benefit	(1.1)	(0.8)	(0.2)
U.S. manufacturing deduction	-	(0.4)	(0.4)
Repatriation - American Jobs Creation Act	3.0	-	-
Other	0.7	0.9	1.4
Effective income tax rate	33.8%	31.3%	31.3%

Non-U.S. tax holidays reduce the tax rate in certain foreign jurisdictions, approximately half of which are expected to expire next year. The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63 in 2005. Other, in 2007, includes tax expense of $40 provided for certain earnings of non-U.S. subsidiaries as a result of the Company’s intention to repatriate those earnings in 2008.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2006	2007
Deferred tax assets:
Accrued liabilities	$218	195
Employee compensation and benefits	124	193
Postretirement and postemployment benefits	160	174
NOL and tax credits	254	261
Capital loss benefit	30	47
Other	126	110
Total	$912	980

Valuation allowance	$(183)	(166)

Deferred tax liabilities:
Intangibles	$(346)	(413)
Property, plant and equipment	(266)	(244)
Pension	(308)	(121)
Leveraged leases	(110)	(96)
Other	(92)	(105)
Total	$(1,122)	(979)
Net deferred income tax liability	$(393)	(165)

At September 30, 2007 and 2006, respectively, net current deferred tax assets were $269 and $269, and net noncurrent deferred tax liabilities were $434 and $662. Total income taxes paid were approximately $960, $820 and $600 in 2007, 2006 and 2005, respectively. Approximately half of the $47 capital loss carryforward expires in 2008 and the remainder over five years. The majority of the $261 net operating losses and tax credits can be carried forward indefinitely, while the remainders expire over varying periods. The valuation allowance was reduced $39 as a result of improved profitability of certain Swedish operations partially offset by foreign currency translation. The valuation allowance for deferred tax assets at September 30, 2007, includes $55 related to acquisitions, which would reduce goodwill if the deferred tax assets are ultimately realized.

(14) Stock-Based Compensation

The Company’s stock-based compensation plans include stock options and incentive shares.

STOCK OPTIONS

The Company’s Stock Option Plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company’s common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. Compensation cost is recognized over the vesting period based on the number of options expected to vest. At September 30, 2007, approximately 15.1 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2007, follow:

	AVERAGE		TOTAL	AVERAGE
	EXERCISE		INTRINSIC	REMAINING
	PRICE		VALUE	CONTRACTUAL
(SHARES IN THOUSANDS)	PER SHARE	SHARES	OF AWARDS	LIFE
Beginning of year	$28.64	15,807
Options granted	$43.09	930
Options exercised	$27.34	(2,882)
Options canceled	$35.73	(185)
End of year	$29.80	13,670	$321	5.0
Exercisable at year-end	$27.87	10,729	$272	4.1

The weighted-average grant-date fair value per share of options granted was $9.31, $8.80 and $6.39 for 2007, 2006 and 2005, respectively. The total intrinsic value of options exercised was $53, $74 and $26 in 2007, 2006 and 2005, respectively. Cash received from option exercises under share option plans was $60, $89 and $50 and the actual tax benefit realized for the tax deductions from option exercises was $14, $6 and $4 for 2007, 2006 and 2005, respectively.

The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2007, 2006 and 2005 are as follows: risk-free interest rate based on the U.S. Treasury yield of 4.6 percent, 4.4 percent and 3.5 percent; dividend yield of 2.4 percent, 2.4 percent and 2.5 percent; and expected volatility based on historical volatility of 20 percent, 23 percent and 24 percent for 2007, 2006 and 2005, respectively. The expected life of an option is based on historical experience and expected exercise patterns in the future. Expected lives were 6 years, 6 years and 5 years for 2007, 2006 and 2005, respectively.

INCENTIVE SHARES

The Company’s Incentive Shares Plans include performance share awards, which involve the distribution of common stock to key management personnel subject to certain conditions and restrictions. Performance share distributions are made primarily in shares of common stock of the Company and partially in cash. Compensation cost is recognized over the service period based on the number of awards expected to be ultimately earned. Performance share awards are accounted for as liabilities in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” Compensation expense is adjusted at the end of each period to reflect the change in the fair value of the awards.

As of September 30, 2007, 9,510,872 performance shares were outstanding, which are contingent upon accomplishing the Company’s performance objective and the performance of services by the employees. The objective for 4,651,172 performance shares (awarded primarily in 2004) was met at the end of 2007, of which 2,790,707 awards will be issued in early 2008 and 1,860,465 awards remain contingent upon one additional year of service by the employees. The remaining 4,859,700 performance shares (awarded in 2007) are contingent upon achieving the Company’s performance objective through 2010 and the performance of services by the employees.

The Company’s Incentive Shares Plans also include restricted stock awards, which involve the distribution of the Company’s common stock to key management personnel subject to service periods ranging from three to ten years. The fair value of these awards is determined by the market price of the Company’s stock at the date of grant. Compensation cost is recognized over the applicable service period. In 2007, 115,000 shares of restricted stock vested as a result of the fulfillment of the applicable service periods and were distributed to participants as follows: 75,435 issued in shares and 39,565 withheld for income taxes. As of September 30, 2007, there were 2,132,554 shares of restricted stock awards outstanding.

Changes in awards outstanding but not yet earned under the Incentive Shares Plans during the year ended September 30, 2007, follow:

		AVERAGE GRANT DATE
(SHARES IN THOUSANDS)	SHARES	FAIR VALUE PER SHARE
Beginning of year	6,797	$31.23
Granted	5,180	$42.00
Earned/vested	(115)	$23.83
Canceled	(219)	$38.36
End of year	11,643	$35.99

The total fair value of shares earned/vested was $5, $123 and $5 under the Incentive Shares Plans of which $2, $55 and $2 was paid in cash, primarily for tax withholding, in 2007, 2006 and 2005, respectively. As of September 30, 2007, approximately 16.3 million shares remained available for award under the Incentive Shares Plans.

Compensation cost for the Stock Option and Incentive Shares Plans was $185, $81 and $100, for 2007, 2006 and 2005, respectively. The higher compensation expense in 2007 reflects the increase in the Company’s stock price and incentive shares awarded in 2007 as discussed above. Total income tax benefit recognized in the income statement for these compensation arrangements during 2007, 2006 and 2005 were $55, $22 and $33, respectively. As of September 30, 2007, there was $249 of total unrecognized compensation cost related to nonvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 2.6 years.

In addition to the Stock Option and Incentive Shares Plans, the Company issued 22,230 shares of restricted stock in 2007 under the Restricted Stock Plan for Non-Management Directors and 0.4 million shares remained available for issuance as of September 30, 2007.

(15) Common Stock

At September 30, 2007, 55,060,407 shares of common stock were reserved, primarily for issuance under the Company’s stock-based compensation plans. During 2007, 18,876,800 treasury shares were acquired and 2,617,078 treasury shares were issued.

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

(16) Business Segment Information

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The divisions of the Company are organized primarily by the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions for automated industrial processes. The Industrial Automation segment includes industrial motors and drives, power transmission equipment, alternators, materials joining and precision cleaning, fluid power and control, and electrical distribution equipment. The Network Power segment consists of power systems, including power conditioning and uninterruptible power supplies, embedded power supplies, precision cooling systems, electrical switching equipment, and site monitoring systems. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, plumbing tools, and storage products.

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements include primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets include primarily cash and equivalents, pensions, investments, and certain fixed assets.

Summarized information about the Company’s operations by business segment and by geographic area follows:

BUSINESS SEGMENTS

(See Notes 3, 4, 5 and 6)

	SALES			EARNINGS			TOTAL ASSETS
	2005	2006	2007	2005	2006	2007	2005	2006	2007
Process Management	$4,200	4,875	5,699	671	878	1,066	3,894	4,146	4,902
Industrial Automation	3,242	3,767	4,269	464	569	665	2,698	2,941	3,141
Network Power	3,317	4,350	5,150	373	484	645	3,379	4,436	4,758
Climate Technologies	3,041	3,424	3,614	453	523	538	1,956	2,129	2,156
Appliance and Tools	4,008	4,313	4,447	534	550	578	2,526	2,670	2,630
	17,808	20,729	23,179	2,495	3,004	3,492	14,453	16,322	17,587
Differences in accounting methods				145	176	210
Corporate and other (a)				(282)	(289)	(367)	2,774	2,350	2,093
Sales eliminations / Interest	(503)	(596)	(607)	(209)	(207)	(228)
Total	$17,305	20,133	22,572	2,149	2,684	3,107	17,227	18,672	19,680

(a) Corporate and other increased from 2006 to 2007 primarily because of higher incentive compensation cost (see Note 14).

				DEPRECIATION AND
	INTERSEGMENT SALES			AMORTIZATION EXPENSE			CAPITAL EXPENDITURES
	2005	2006	2007	2005	2006	2007	2005	2006	2007
Process Management	$2	3	4	125	128	148	89	101	125
Industrial Automation	19	21	28	95	100	104	68	87	107
Network Power	9	10	10	76	98	115	55	103	111
Climate Technologies	37	43	48	118	127	132	148	148	160
Appliance and Tools	436	519	517	134	137	140	136	149	131
Corporate and other				14	17	17	22	13	47
Total	$503	596	607	562	607	656	518	601	681

GEOGRAPHIC

	SALES BY DESTINATION			PROPERTY, PLANT AND EQUIPMENT
	2005	2006	2007	2005	2006	2007
United States	$9,126	10,588	10,930	1,919	1,963	1,998
Europe	3,890	4,334	5,199	511	583	680
Asia	2,370	2,920	3,678	343	419	484
Latin America	670	857	1,012	149	177	197
Other regions	1,249	1,434	1,753	81	78	72
Total	$17,305	20,133	22,572	3,003	3,220	3,431

(17) Other Financial Data

Items reported in earnings during the years ended September 30 include the following:

	2005	2006	2007
Depreciation	$472	500	525
Research and development	$303	356	397
Rent expense	$241	263	300

The Company leases facilities, transportation and office equipment and various other items under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $163 in 2008, $118 in 2009, $77 in 2010, $56 in 2011 and $42 in 2012.

Other assets, other are summarized as follows:

	2006	2007
Pension plans	$1,037	649
Intellectual property and customer relationships	470	544
Capitalized software	163	171
Equity and other investments	171	103
Leveraged leases	109	100
Other	159	205
Total	$2,109	1,772

Items reported in accrued expenses include the following:

	2006	2007
Employee compensation	$518	563
Product warranty	$206	197

Other liabilities are summarized as follows:

	2006	2007
Deferred income taxes	$724	519
Postretirement plans, excluding current portion	371	451
Retirement plans	253	296
Minority interest	176	191
Other	492	533
Total	$2,016	1,990

(18) Quarterly Financial Information (Unaudited)

	FIRST		SECOND		THIRD		FOURTH		FISCAL
	QUARTER		QUARTER		QUARTER		QUARTER		YEAR
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
Net sales	$4,548	5,051	4,852	5,513	5,217	5,874	5,516	6,134	20,133	22,572
Gross profit	$1,593	1,795	1,734	1,952	1,856	2,105	1,985	2,259	7,168	8,111
Net earnings	$399	445	434	494	486	574	526	623	1,845	2,136

Earnings per common share:
Basic	$0.49	0.56	0.53	0.62	0.59	0.72	0.65	0.79	2.26	2.69
Diluted	$0.48	0.55	0.52	0.61	0.59	0.72	0.65	0.78	2.24	2.66

Dividends per common share	$0.2225	0.2625	0.2225	0.2625	0.2225	0.2625	0.2225	0.2625	0.89	1.05
Common stock prices:
High	$38.70	44.52	42.84	45.80	43.74	49.11	42.03	53.37	43.74	53.37
Low	$33.97	41.11	37.54	42.11	39.31	41.85	38.08	45.42	33.97	41.11

All per share data reflect the 2007 two-for-one stock split.

See Notes 3 and 4 for information regarding the Company’s acquisition and divestiture activities and non-recurring items.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2007. We also have audited Emerson Electric Co.’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 1 to the consolidated financial statements, effective September 30, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/ KPMG LLP
St. Louis, Missouri
November 15, 2007

SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson’s operations, future results, and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political, and technological factors, among others, changes of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

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