Form 10-K, Exhibit 13
period 2008-09-30
EMERSON ELECTRIC CO
filed 2008-11-25
CIK 32604

Exhibit 13

[ 16 ] Emerson 2008

FINANCIAL REVIEW

Report of Management

The Company’s management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2008, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company’s disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

The independent auditors are engaged to express an opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting. Their opinions are based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company’s internal controls are effective.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2008.

The Company’s auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

/s/ David N. Farr	/s/ Walter J. Gavin
David N. Farr	Walter J. Galvin
Chairman of the Board, Chief Executive Officer, and President	Senior Executive Vice President and Chief Financial Officer

A Powerful Force for Innovation [ 17 ]

Results of Operations
Years ended September 30 | Dollars in millions, except per share amounts

	2006	2007	2008	CHANGE 2006 - 2007	CHANGE 2007 - 2008
Net sales	$19,734	22,131	24,807	12%	12%
Gross profit	$7,129	8,065	9,139	13%	13%
Percent of sales	36.1%	36.4%	36.8%
SG&A	$4,076	4,569	5,057
Percent of sales	20.6%	20.6%	20.3%
Other deductions, net	$173	175	303
Interest expense, net	$207	228	188
Earnings from continuing operations before income taxes	$2,673	3,093	3,591	16%	16%
Earnings from continuing operations	$1,839	2,129	2,454	16%	15%
Net earnings	$1,845	2,136	2,412	16%	13%
Percent of sales	9.4%	9.7%	9.7%
EPS – Continuing operations	$2.23	2.65	3.11	19%	17%
EPS – Net earnings	$2.24	2.66	3.06	19%	15%
Return on equity	23.7%	25.2%	27.0%
Return on total capital	18.4%	20.1%	21.8%

OVERVIEW

Emerson achieved record sales, earnings and earnings per share in the fiscal year ended September 30, 2008. For fiscal 2008 net sales were $24.8 billion, an increase of 12 percent; earnings from continuing operations and earnings from continuing operations per share were $2.5 billion and $3.11, increases of 15 percent and 17 percent, respectively; net earnings and net earnings per share were $2.4 billion and $3.06, increases of 13 percent and 15 percent, respectively, over fiscal 2007. Four of the five business segments generated higher sales and earnings compared with the prior year. The Process Management, Network Power and Industrial Automation businesses drove gains, while growth in the Climate Technologies and Appliance and Tools businesses was moderated by weakness in the U.S. consumer appliance and residential end-markets. Strong growth in Asia, Latin America and Middle East/Africa, favorable foreign currency translation, and acquisitions contributed to these results. Profit margins remained at high levels, primarily because of leverage on higher sales volume and benefits derived from previous rationalization actions. Emerson’s financial position remains strong and the Company generated substantial operating cash flow in 2008 of $3.3 billion, an increase of 9 percent, and free cash flow (operating cash flow less capital expenditures) of $2.6 billion, an increase of 10 percent. Emerson maintains a conservative financial structure to provide the strength and flexibility necessary to achieve our strategic objectives.

NET SALES

Net sales for fiscal 2008 were a record $24.8 billion, an increase of approximately $2.7 billion, or 12 percent, over fiscal 2007, with international sales leading the overall growth. The Network Power, Process Management and Industrial Automation businesses drove sales growth, while the Appliance and Tools and Climate Technologies businesses continued to be impacted by the U.S. consumer slowdown. The consolidated results reflect increases in four of the five business segments with an approximate 7 percent ($1,523 million) increase in underlying sales (which exclude acquisitions, divestitures and foreign currency translation), a 4 percent ($809 million) favorable impact from foreign currency translation and a 1 percent ($344 million) contribution from acquisitions, net of divestitures. The underlying sales increase for the fiscal 2008 year was driven by a total international sales increase of more than 10 percent and a 3 percent increase in the United States. The international sales increase primarily reflects growth in Asia (17 percent), Latin America (18 percent), Middle East/Africa (17 percent) and Europe (3 percent). The Company estimates that the underlying sales growth of approximately 7 percent primarily reflects an approximate 6 percent gain from volume, which includes an approximate 2 percent impact from penetration gains, and an approximate 1 percent impact from higher sales prices.

[ 18 ] Emerson 2008

Net sales for fiscal 2007 were $22.1 billion, an increase of approximately $2.4 billion, or 12 percent, over fiscal 2006, with international sales leading the overall growth. The consolidated results reflect increases in all five business segments with an approximate 7 percent ($1,349 million) increase in underlying sales, a nearly 3 percent ($566 million) contribution from acquisitions, net of divestitures, and a more than 2 percent ($482 million) favorable impact from foreign currency translation. The underlying sales increase for fiscal 2007 was driven by international sales growth of 13 percent and a 2 percent increase in the United States. The U.S. results reflect a modest decline in the first quarter with moderate growth during the remainder of the year. The international sales increase primarily reflects growth in Asia (16 percent) and Europe (9 percent). The Company estimates that the underlying sales growth of approximately 7 percent primarily reflects an approximate 5 percent gain from volume, which includes an approximate 2 percent impact from penetration gains, and an approximate 2 percent impact from higher sales prices.

INTERNATIONAL SALES

International destination sales, including U.S. exports, increased approximately 20 percent, to $13.5 billion in 2008, representing 54 percent of the Company’s total sales. U.S. exports of $1,537 million were up 20 percent compared with 2007, reflecting strong growth in the Network Power, Process Management and Climate Technologies businesses aided by the weaker U.S. dollar, as well as the benefit from acquisitions. International subsidiary sales, including shipments to the United States, were $12.0 billion in 2008, up 19 percent over 2007. Excluding the net 8 percent favorable impact from acquisitions, divestitures and foreign currency translation, international subsidiary sales increased 11 percent compared with 2007. Underlying destination sales grew 17 percent in Asia during the year, driven mainly by 21 percent growth in China, while sales grew 18 percent in Latin America, 17 percent in Middle East/Africa and 3 percent in Europe.

International destination sales, including U.S. exports, increased approximately 22 percent including acquisitions, to $11.2 billion in 2007, representing 51 percent of the Company’s total sales. U.S. exports of $1,277 million were up 13 percent compared with 2006, aided by the weaker U.S. dollar. International subsidiary sales, including shipments to the United States, were $10.1 billion in 2007, up 22 percent over 2006. Excluding the net 6 percent favorable impact from acquisitions, divestitures and foreign currency translation, international subsidiary sales increased 16 percent compared with 2006. Underlying destination sales grew 16 percent in Asia during the year, driven mainly by 11 percent growth in China, while sales grew 44 percent in the Middle East, 11 percent in Latin America and 9 percent in Europe.

ACQUISITIONS AND DIVESTITURES

The Company acquired Motorola Inc.’s Embedded Computing business (Embedded Computing) and several smaller businesses during 2008. Embedded Computing provides communication platforms and enabling software used by manufacturers of equipment for telecommunications, medical imaging, defense and aerospace, and industrial automation markets. Total cash paid for these businesses (net of cash and equivalents acquired of approximately $2 million) was approximately $561 million. Annualized sales for acquired businesses were $665 million in 2008.

In the first quarter of fiscal 2008, the Company divested the Brooks Instrument flow meters and flow controls unit (Brooks), which had sales for the first quarter of 2008 of $21 million and net earnings of $1 million. The Company received $100 million from the sale of Brooks, resulting in a pretax gain of $63 million ($42 million after-tax). The net gain and results of operations for fiscal 2008 were classified as discontinued operations; prior year results of operations were inconsequential. In fiscal 2008, the Company received approximately $101 million from the divestiture of the European appliance motor and pump business, resulting in a loss of $92 million. The European appliance motor and pump business had total annual sales of $453 million, $441 million and $399 million and net earnings, excluding the loss, of $7 million, $7 million and $6 million in 2008, 2007 and 2006, respectively. The loss and results of operations were classified as discontinued operations for all periods presented.

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

A Powerful Force for Innovation [ 19 ]

In 2007, the Company divested two small business units that had total annual sales of $113 million and $115 million for fiscal years 2006 and 2005, respectively. These businesses were not reclassified as discontinued operations because of immateriality. See Note 3 for additional information regarding acquisitions and divestitures.

COST OF SALES

Costs of sales for fiscal 2008 and 2007 were $15.7 billion and $14.1 billion, respectively. Cost of sales as a percent of net sales was 63.2 percent for 2008, compared with 63.6 percent in 2007. Gross profit was $9.1 billion and $8.1 billion for fiscal 2008 and 2007, respectively, resulting in gross profit margins of 36.8 percent and 36.4 percent. The increase in the gross profit margin primarily reflects leverage on higher sales volume and benefits realized from productivity improvements, which were partially offset by negative product mix. Higher sales prices, together with the benefits received from commodity hedging of approximately $42 million, were more than offset by higher raw material and wage costs. The increase in the gross profit amount primarily reflects higher sales volume and foreign currency translation, as well as acquisitions.

Costs of sales for fiscal 2007 and 2006 were $14.1 billion and $12.6 billion, respectively. Cost of sales as a percent of net sales was 63.6 percent for 2007, compared with 63.9 percent in 2006. Gross profit was $8.1 billion and $7.1 billion for fiscal 2007 and 2006, respectively, resulting in gross profit margins of 36.4 percent and 36.1 percent. The gross profit margin improvement was diminished as higher sales prices, together with the benefits received from commodity hedging of approximately $115 million, were substantially offset by higher material costs and wages. The increase in the gross profit amount primarily reflects higher sales volume, acquisitions, foreign currency translation and savings from cost reduction actions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses for 2008 were $5.1 billion, or 20.3 percent of net sales, compared with $4.6 billion, or 20.6 percent of net sales for 2007. The increase of approximately $0.5 billion was primarily due to an increase in variable costs on higher sales volume, acquisitions and foreign currency translation, partially offset by a $103 million decrease in incentive stock compensation reflecting the overlap of two performance share programs in the prior year and the decrease in Emerson’s stock price in the current year (see Note 14). The reduction in SG&A as a percent of sales was primarily the result of lower incentive stock compensation, leveraging fixed costs on higher sales and benefits realized from cost reduction actions, particularly in the Process Management and Network Power businesses.

SG&A expenses for 2007 were $4.6 billion, or 20.6 percent of net sales, compared with $4.1 billion, or 20.6 percent of net sales for 2006. The increase of approximately $0.5 billion was primarily due to an increase in variable costs on higher sales volume, acquisitions, foreign currency translation and a $104 million increase in incentive stock compensation reflecting the increase in Emerson’s stock price and the overlap of two performance share programs (see Note 14).

OTHER DEDUCTIONS, NET

Other deductions, net were $303 million in 2008, a $128 million increase from the $175 million in 2007. The increase reflects numerous items including a $31 million impairment charge related to the North American appliance control business due to a slow economic environment for consumer appliance and residential end-markets and a major customer’s strategy to diversify suppliers and transition to and internalize the production of electronic controls. As a result, the operations of this business will be restructured and integrated into the North American appliance motors business to leverage the combined cost structure and improve profitability on the lower volume, including elimination of redundant manufacturing capacity and a substantial reduction in overhead.

Higher rationalization costs of $17 million in 2008 also contributed to the increase in other deductions, net. Rationalization expense, including amounts reported in discontinued operations, was $98 million, $83 million and $84 million in 2008, 2007 and 2006, respectively, or a total of $265 million over the three-year period. The Company continuously makes investments in the rationalization of operations to improve operational efficiency and remain competitive on a global basis, and to position the Company for difficult economic conditions that may arise. These actions include relocating facilities to best cost locations and geographic expansion to serve local markets. During the past three years, approximately 45 production, warehouse or office facilities have been exited and more than 6,000 positions have been eliminated. Based on the current economic conditions, the Company expects rationalization expense, including start-up and moving, severance and shutdown costs, to be approximately $125 million to $150 million in 2009.

The increase in other deductions, net in 2008 also includes higher amortization of intangibles related to acquisitions of $18 million, a $12 million charge for in-process research and development in connection with the acquisition of Embedded Computing, $12 million of additional losses on foreign exchange transactions compared with 2007, lower gains of $10 million and other items. Gains in 2008 included the following items. The Company received $54 million and recognized a gain of $39 million ($20 million after-tax) on the sale of an equity investment in Industrial Motion Control Holdings, LLC, a manufacturer of motion control components for automation equipment. The Company also recorded a gain of $18 million related to the sale of a facility.

[ 20 ] Emerson 2008

Other deductions, net were $175 million in 2007, a $2 million increase from the $173 million in 2006. Gains in 2007 included approximately $32 million related to the sale of the Company’s remaining shares in MKS Instruments, Inc. and approximately $24 million related to a payment received under the U.S. Continued Dumping and Subsidy Offset Act (Offset Act). Ongoing costs for the rationalization of operations were $75 million in 2007, compared with $80 million in 2006. The higher gains and lower other costs were more than offset by higher amortization of intangibles related to acquisitions. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

INTEREST EXPENSE, NET

Interest expense, net was $188 million, $228 million and $207 million in 2008, 2007 and 2006, respectively. The decrease of $40 million from 2007 to 2008 was primarily due to lower interest rates and lower average borrowings.

INCOME TAXES

Income taxes were $1,137 million, $964 million and $834 million for 2008, 2007 and 2006, respectively, resulting in effective tax rates of 32 percent, 31 percent and 31 percent.

EARNINGS FROM CONTINUING OPERATIONS

Earnings from continuing operations were $2.5 billion and earnings from continuing operations per share were $3.11 for 2008, increases of 15 percent and 17 percent, respectively, compared with $2.1 billion and $2.65 for 2007. These earnings results reflect increases in four of the five business segments, including $240 million in Process Management, $149 million in Network Power and $62 million in Industrial Automation. The higher earnings also reflect leverage from higher sales, benefits realized from cost containment, and higher sales prices, partially offset by higher raw material and wage costs. See Business Segments discussion that follows for additional information.

Earnings from continuing operations were $2.1 billion and earnings from continuing operations per share were $2.65 for 2007, increases of 16 percent and 19 percent, respectively, compared with $1.8 billion and $2.23 for 2006. These earnings results reflect increases in all five business segments, including $188 million in Process Management, $161 million in Network Power and $96 million in Industrial Automation. The higher earnings also reflect leverage from higher sales, benefits realized from cost containment, and higher sales prices, partially offset by higher raw material and wage costs.

DISCONTINUED OPERATIONS

The loss from discontinued operations of $42 million, or $0.05 per share, in fiscal 2008 included a gain of $42 million related to the divestiture of the Brooks unit, a loss of $92 million related to the divestiture of the European appliance motor and pump business, as well as $8 million of operating results related to these divestitures. Discontinued operations for fiscal 2007 and 2006 related to the European appliance motor and pump business were $7 million, or $0.01 per share, and $6 million, or $0.01 per share, respectively. See previous discussion under Acquisitions and Divestitures and Note 3 for additional information regarding discontinued operations.

NET EARNINGS, RETURN ON EQUITY AND RETURN ON TOTAL CAPITAL

Net earnings were a record $2.4 billion and earnings per share were a record $3.06 per share for 2008, increases of 13 percent and 15 percent, respectively, compared with net earnings and earnings per share of $2.1 billion and $2.66, respectively, in 2007. Net earnings as a percent of net sales were 9.7 percent in 2008 and 2007. Net earnings in 2008 included a net loss from discontinued operations of $42 million, or $0.05 per share, related to the divestitures of the Brooks unit and the European appliance motor and pump business. The 15 percent increase in earnings per share also reflects the purchase of treasury shares. Return on stockholders’ equity (net earnings divided by average stockholders’ equity) reached 27.0 percent in 2008 compared with 25.2 percent in 2007. The Company achieved return on total capital of 21.8 percent in 2008 compared with 20.1 percent in 2007 (net earnings excluding interest income and expense, net of taxes, divided by average stockholders’ equity plus short- and long-term debt less cash and short-term investments).

A Powerful Force for Innovation [ 21 ]

Net earnings were $2.1 billion and earnings per share were $2.66 for 2007, increases of 16 percent and 19 percent, respectively, compared with net earnings and earnings per share of $1.8 billion and $2.24, respectively, in 2006. Net earnings as a percent of net sales were 9.7 percent in 2007 compared with 9.4 percent in 2006. The 19 percent increase in earnings per share also reflects the purchase of treasury shares. Return on stockholders’ equity reached 25.2 percent in 2007 compared with 23.7 percent in 2006. The Company achieved return on total capital of 20.1 percent in 2007 compared with 18.4 percent in 2006. The Company consummated a two-for-one stock split in December 2006. All share and per share data have been restated to reflect this split.

Business Segments

PROCESS MANAGEMENT

(DOLLARS IN MILLIONS)	2006	2007	2008	CHANGE ‘06 - ‘07	CHANGE ‘07 - ‘08
Sales	$4,875	5,699	6,652	17%	17%
Earnings	$878	1,066	1,306	21%	23%
Margin	18.0%	18.7%	19.6%

2008 vs. 2007 - The Process Management segment sales were $6.7 billion in 2008, an increase of $953 million, or 17 percent, over 2007, reflecting higher volume and foreign currency translation. These results reflect the Company’s continued investment in next-generation technologies and expanding the global reach of the solutions and services businesses, as well as the strong worldwide growth in energy and power markets. All of the businesses reported higher sales, with sales particularly strong for the valves, measurement and systems businesses. Underlying sales increased approximately 14 percent, reflecting 13 percent from volume, which includes an estimated 3 percent from penetration gains, and approximately 1 percent from higher sales prices. Foreign currency translation had a 4 percent ($225 million) favorable impact and the Brooks divestiture, net of acquisitions, had an unfavorable impact of 1 percent ($35 million). The underlying sales increase reflects growth in all geographic regions, Asia (21 percent), the United States (12 percent), Europe (7 percent), Latin America (22 percent), Canada (13 percent) and Middle East/Africa (14 percent), compared with the prior year. Earnings (defined as earnings before interest and taxes for the business segments discussion) increased 23 percent to $1,306 million from $1,066 million in the prior year, reflecting the higher sales volume, savings from cost reductions and material containment and the benefit from foreign currency translation. The margin increase primarily reflects leverage on the higher volume, increase in sales prices and cost containment actions, which were partially offset by higher wage costs, unfavorable product mix and strategic investments to support the growth of these businesses.

2007 vs. 2006 - The Process Management segment sales were $5.7 billion in 2007, an increase of $824 million, or 17 percent, over 2006, reflecting higher volume and acquisitions. Nearly all of the businesses reported higher sales, with sales and earnings particularly strong for the measurement, systems and valves businesses, reflecting very strong worldwide growth in oil and gas and power projects, and expansion in the Middle East. Underlying sales increased 11 percent, reflecting approximately more than 10 percent from volume, which includes approximately 3 percent from penetrating global markets, and approximately less than 1 percent from slightly higher sales prices. Foreign currency translation had a 4 percent ($169 million) favorable impact and the Bristol and Damcos acquisitions contributed 2 percent ($120 million). The underlying sales increase reflects growth in nearly all of the major geographic regions, including the United States (10 percent), Asia (12 percent), Europe (6 percent) and Latin America (6 percent), as well as the Middle East (63 percent), compared with the prior year. Earnings increased 21 percent to $1,066 million from $878 million in the prior year, primarily reflecting the higher sales volume and prices, as well as acquisitions. The margin increase reflects leverage on the higher sales and cost containment actions, which were partially offset by higher wages and an $11 million adverse commercial litigation judgment.

INDUSTRIAL AUTOMATION

(DOLLARS IN MILLIONS)	2006	2007	2008	CHANGE ‘06 - ‘07	CHANGE ‘07 - ‘08
Sales	$3,767	4,269	4,852	13%	14%
Earnings	$569	665	727	17%	9%
Margin	15.1%	15.6%	15.0%

[ 22 ] Emerson 2008

2008 vs. 2007 - The Industrial Automation segment increased sales by 14 percent to $4.9 billion in 2008, compared with $4.3 billion in 2007. Sales growth was strong across the businesses with increased global demand for capital goods and foreign currency contributing to the increase. Sales grew in all of the businesses and in nearly all of the geographic regions, reflecting the strength in the power generating alternator, fluid automation, electronic drives, electrical distribution and materials joining businesses. Underlying sales growth was 7 percent and favorable foreign currency translation contributed 7 percent ($278 million). Underlying sales grew 8 percent in the United States and 6 percent internationally. The U.S. growth particularly reflects the alternator business, which was driven by increased demand for backup generators. The international sales growth primarily reflects increases in Europe (4 percent) and Asia (17 percent). The underlying growth reflects 6 percent from volume, as well as an approximate 1 percent positive impact from price. Earnings increased 9 percent to $727 million for 2008, compared with $665 million in 2007, reflecting higher sales volume and the benefit from foreign currency translation. The margin decrease reflects a lower payment received by the power transmission business from dumping duties related to the Offset Act. A $24 million payment was received in fiscal 2007, while only a $3 million payment was received in fiscal 2008. The Company does not expect to receive any significant payments in the future. The margin was positively impacted by leverage on the higher sales volume and benefits from prior cost reductions efforts. Higher sales prices were substantially offset by higher material and wage costs, as well as unfavorable product mix, which negatively impacted the margin.

2007 vs. 2006 - The Industrial Automation segment increased sales by 13 percent to $4.3 billion in 2007, compared with $3.8 billion in 2006. Nearly all of the businesses reported higher sales in 2007, with particular strength in the power generating alternator, the electrical distribution and the electronic drives businesses, as the favorable economic environment for capital goods continued. The very strong growth in the U.S. and European alternator businesses was driven by increased demand for backup generators and alternative power sources, such as wind turbines. The underlying sales growth of 10 percent and the favorable impact from foreign currency translation of 4 percent ($143 million) was slightly offset by an unfavorable impact of 1 percent from divestitures, net of acquisitions. Underlying sales grew 13 percent internationally and 5 percent in the United States. The international sales growth primarily reflects increases in Europe (12 percent) and Asia (19 percent). The underlying growth reflects approximately 7 percent from volume, including slight penetration gains, caused by increased global industrial demand and an approximate 3 percent positive impact from price. Earnings increased 17 percent to $665 million for 2007, compared with $569 million in 2006, reflecting leverage from higher sales volume and benefits from cost containment, as nearly all of the businesses reported higher earnings. The margin increase was primarily due to leverage on higher sales volume. The earnings increase was also aided by an approximate $24 million payment received by the power transmission business from dumping duties related to the Offset Act in 2007, compared with an $18 million payment received in 2006. Sales price increases were offset by higher material and wage costs, as well as unfavorable product mix.

NETWORK POWER

(DOLLARS IN MILLIONS)	2006	2007	2008	CHANGE ‘06 - ‘07	CHANGE ‘07 - ‘08
Sales	$4,350	5,150	6,312	18%	23%
Earnings	$484	645	794	33%	23%
Margin	11.1%	12.5%	12.6%

2008 vs. 2007 - Sales in the Network Power segment increased 23 percent to $6.3 billion in 2008 compared with $5.2 billion in 2007. The increase in sales reflects continued very strong growth in the precision cooling, global services, uninterruptible power supply and inbound power businesses, as well as growth in the power systems businesses. Underlying sales grew 11 percent, while the Embedded Computing and Stratos acquisitions contributed approximately 9 percent ($449 million) and favorable foreign currency translation had a 3 percent ($156 million) favorable impact. The underlying sales increase of 11 percent reflects higher volume, which includes an approximate 4 percent impact from penetration gains. Geographically, underlying sales reflect a 17 percent increase in Asia, an 8 percent increase in the United States, a 14 percent increase in Latin America, a 55 percent increase in Middle East/Africa and a 2 percent increase in Europe. The U.S. growth reflects continued demand for data room construction and non-residential computer equipment as well as in the telecommunications power market. Internationally, the Company continues to penetrate the Chinese, Indian and other Asian markets. Earnings increased 23 percent, or $149 million, to $794 million, compared with $645 million in 2007, primarily because of the higher sales volume and savings from cost reduction actions. The margin increase reflects these savings and leverage on the higher volume, partially offset by a nearly 1 percentage point dilution from the Embedded Computing acquisition and higher wage costs.

A Powerful Force for Innovation [ 23 ]

2007 vs. 2006 - Sales in the Network Power segment increased 18 percent to $5.2 billion in 2007 compared with $4.4 billion in 2006. The sales increase was driven by continued strong demand in the uninterruptible power supply, precision cooling and inbound power businesses and the full year impact of the Artesyn and Knürr acquisitions. Underlying sales grew 9 percent, while acquisitions, net of divestitures, contributed approximately 7 percent ($332 million) and favorable foreign currency translation had a 2 percent ($98 million) favorable impact. The underlying sales increase of 9 percent reflects an estimated 9 percent gain from higher volume, which includes 3 percent from penetration gains, partially offset by a slight decline in sales prices. Geographically, underlying sales reflect a 20 percent increase in Asia, a 7 percent increase in the United States, while sales in Europe were flat compared with the prior year. The Company’s market penetration gains in China and other Asian markets continued. The U.S. growth reflects strong demand for data room and non-residential computer equipment. Earnings increased 33 percent, or $161 million, to $645 million, compared with $484 million in 2006, primarily because of the Artesyn and Knürr acquisitions and the higher sales volume. The margin increase reflects leverage on higher sales volume, savings from integrating acquisitions and improvement over the prior year in the DC power business. These benefits were partially offset by higher material and wage costs.

CLIMATE TECHNOLOGIES

(DOLLARS IN MILLIONS)	2006	2007	2008	CHANGE ‘06 - ‘07	CHANGE ‘07 - ‘08
Sales	$3,424	3,614	3,822	6%	6%
Earnings	$523	538	551	3%	2%
Margin	15.3%	14.9%	14.4%

2008 vs. 2007 - The Climate Technologies segment reported sales of $3.8 billion for 2008, representing a 6 percent increase over 2007. Underlying sales increased approximately 3 percent and foreign currency translation had a 3 percent ($110 million) favorable impact. The underlying sales increase of 3 percent reflects an approximate 2 percent positive contribution from sales price increases and an approximate 1 percent gain from higher volume, which includes a 2 percent impact from penetration gains. The underlying sales increase was led by the water-heater controls business, which primarily reflects penetration in the U.S. water-heater market. The compressors business grew modestly, primarily in the refrigeration and the U.S. and Asian air-conditioning markets; while the temperature sensors and flow controls businesses declined. The growth in refrigeration was driven by the transport container market. The underlying sales increase reflects a 2 percent increase in the United States and 4 percent growth internationally. Asia grew 9 percent and Europe declined 6 percent. Earnings increased 2 percent to $551 million in 2008 compared with $538 million in 2007. The margin was diluted as higher sales prices were more than offset by material inflation and higher restructuring costs of $13 million. The Company continued its capacity expansion begun in 2006 in Mexico where the next generation scroll compressor design and hermetic motors for the North American market will be produced.

2007 vs. 2006 - The Climate Technologies segment reported sales of $3.6 billion for 2007, representing a 6 percent improvement over 2006. Underlying sales increased approximately 1 percent, while acquisitions contributed 3 percent ($86 million) and foreign currency translation had a 2 percent ($53 million) favorable impact. Lower sales volume of approximately less than 2 percent, which includes a positive 2 percent from penetration gains, was more than offset by an approximate 3 percent positive impact from sales price increases. The underlying sales growth reflects a 16 percent increase in international sales, led by growth in Europe (18 percent) and Asia (17 percent). This growth was partially offset by a 7 percent decline in U.S. sales, which is primarily attributable to difficult comparisons to a very strong prior year for the air-conditioning compressor business, as well as an impact from the downturn in the U.S. housing market. The volume decline in the U.S. air-conditioning business was only partially offset by a modest increase in U.S. refrigeration sales. The very strong growth in Europe and Asia reflects overall favorable market conditions, penetration in the European heat pump market, and penetration gains in Asia, particularly in digital scroll compressor products. Earnings increased 3 percent to $538 million in 2007 compared with $523 million in 2006, primarily because of savings from cost reduction efforts and lower restructuring costs of $5 million. The profit margin declined as the result of deleverage on the lower volume and an acquisition, while higher sales prices were offset by higher material and wage costs.

APPLIANCE AND TOOLS

(DOLLARS IN MILLIONS)	2006	2007	2008	CHANGE ‘06 - ‘07	CHANGE ‘07 - ‘08
Sales	$3,914	4,006	3,861	2%	(4%)
Earnings	$539	564	527	5%	(7%)
Margin	13.8%	14.1%	13.6%

[ 24 ] Emerson 2008

2008 vs. 2007 - Sales in the Appliance and Tools segment were $3.9 billion in 2008, a 4 percent decrease from 2007. The results of 2008 were mixed reflecting the different sectors served by these businesses. The professional tools, commercial storage and hermetic motor businesses showed strong increases, while the residential storage, appliance components, and appliance and commercial motors businesses declined. The strong growth in the professional tools business was driven by U.S. non-residential and Latin American markets. The declines in the residential storage and appliance-related businesses primarily reflect the continued and ongoing downturn in the U.S. consumer appliance and residential end-markets. The U.S. markets represent more than 80 percent of sales for this segment. Underlying sales in the United States were down 6 percent from the prior year, while international underlying sales increased 13 percent in total. The sales decrease reflects a 3 percent decline in underlying sales, an unfavorable impact from divestitures of 2 percent ($65 million) and a favorable impact from foreign currency translation of 1 percent ($40 million). The underlying sales decrease of 3 percent reflects an estimated 7 percent decline in volume and an approximate 4 percent positive impact from higher sales prices. Earnings for 2008 were $527 million, a 7 percent decrease from 2007. Earnings decreased because of deleverage on the lower sales volume and an impairment charge of $31 million in the appliance control business (see Note 4), which was partially offset by savings from cost reduction actions. The increase in sales prices was substantially offset by higher material (copper and other commodities) and wage costs. The 2007 sale of the consumer hand tools product line favorably impacted the margin.

2007 vs. 2006 - Sales in the Appliance and Tools segment were $4.0 billion in 2007, a 2 percent increase from 2006. The sales increase reflects a 1 percent increase in underlying sales and a contribution from acquisitions of 1 percent ($37 million). The underlying sales increase of 1 percent reflects an estimated 4 percent decline in volume, which includes a positive 1 percent impact from penetration gains, and an approximate 5 percent positive impact from higher sales prices. The results were mixed across the businesses for this segment. The tools and storage businesses showed moderate growth, while sales increased slightly in the motors businesses when compared with 2006. These increases were partially offset by declines in the appliance controls businesses. The growth in the tools businesses was driven by the professional tools and disposer businesses, reflecting the success of new product launches. The volume declines in the appliance controls and certain motors and storage businesses were primarily caused by the downturn in U.S. residential construction. International underlying sales increased 13 percent in total, while underlying sales in the United States were down 1 percent from the prior year. Earnings for 2007 were $564 million, a 5 percent increase from 2006. The earnings increases in tools and motor businesses were partially offset by declines in appliance component and certain storage businesses. Overall, the slight margin improvement primarily reflects the benefits from prior year actions, as well as lower restructuring inefficiencies and costs compared with the prior year. Sales price increases were offset by higher material and wage costs, as well as deleverage from the lower volume.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations and is in a strong financial position with total assets of $21 billion and stockholders’ equity of $9 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

CASH FLOW

(DOLLARS IN MILLIONS)	2006	2007	2008
Operating Cash Flow	$2,512	3,016	3,293
Percent of sales	12.5%	13.4%	13.3%
Capital Expenditures	$601	681	714
Percent of sales	3.0%	3.0%	2.9%
Free Cash Flow (Operating Cash Flow Less Capital Expenditures)	$1,911	2,335	2,579
Percent of sales	9.5%	10.3%	10.4%
Operating Working Capital	$2,044	1,915	2,202
Percent of sales	10.1%	8.5%	8.9%

Emerson generated operating cash flow of $3.3 billion in 2008, a 9 percent increase from 2007, driven by higher net earnings. Cash flow in 2008 also reflects continued improvements in operating working capital management. Operating cash flow was $3.0 billion in 2007, a 20 percent increase from 2006, driven by higher net earnings. At September 30, 2008, operating working capital as a percent of sales was 8.9 percent, compared with 8.5 percent and 10.1 percent in 2007 and 2006, respectively. Operating cash flow also reflects pension contributions of $135 million, $136 million and $124 million in 2008, 2007 and 2006, respectively.

A Powerful Force for Innovation [ 25 ]

Free cash flow (operating cash flow less capital expenditures) was $2.6 billion in 2008, compared with $2.3 billion and $1.9 billion in 2007 and 2006, respectively. The 10 percent increase in free cash flow in 2008 compared with 2007 and the 22 percent increase in 2007 compared with 2006 reflect the increases in operating cash flow, partially offset by higher capital spending. Capital expenditures were $714 million, $681 million and $601 million in 2008, 2007 and 2006, respectively. The increase in capital expenditures during 2008 compared with the prior year was primarily due to capacity expansion in the Process Management and Industrial Automation segments and construction of a corporate technology facility, while the increase in 2007 compared with 2006 included capacity expansion in the Process Management and Climate Technologies segments. In 2009, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson’s acquisitions was $561 million, $295 million and $752 million in 2008, 2007 and 2006, respectively.

Dividends were $940 million ($1.20 per share, up 14 percent) in 2008, compared with $837 million ($1.05 per share) in 2007, and $730 million ($0.89 per share) in 2006. In November 2008, the Board of Directors voted to increase the quarterly cash dividend 10 percent to an annualized rate of $1.32 per share. In 2008, the Board of Directors approved a new program for the repurchase of up to 80 million additional shares. In 2008, 22,404,000 shares were repurchased under the fiscal 2002 and 2008 Board of Directors’ authorizations; in 2007, 18,877,000 shares were repurchased under the 2002 authorization, and in 2006, 21,451,000 shares were repurchased under the 2002 authorization; 72.4 million shares remain available for repurchase under the 2008 authorization and none remain available under the 2002 authorization. Purchases of treasury stock totaled $1,128 million, $849 million and $871 million in 2008, 2007 and 2006, respectively.

LEVERAGE/CAPITALIZATON

(DOLLARS IN MILLIONS)	2006	2007	2008
Total Assets	$18,672	19,680	21,040
Long-term Debt	$3,128	3,372	3,297
Stockholders’ Equity	$8,154	8,772	9,113

Total Debt-to-Capital Ratio	33.1%	30.1%	33.1%
Net Debt-to-Net Capital Ratio	28.1%	23.6%	22.7%
Operating Cash Flow-to-Debt Ratio	62.4%	79.9%	72.9%
Interest Coverage Ratio	12.9	12.9	15.7

Total debt was $4.5 billion, $3.8 billion and $4.0 billion for 2008, 2007 and 2006, respectively. During 2008, the Company issued $400 million of 5.250% notes due October 2018, under a shelf registration statement filed with the Securities and Exchange Commission and $250 million of 5½% notes matured. During 2007, the Company issued $250 million of 5.125%, ten-year notes due December 2016 and $250 million of 5.375%, ten-year notes due October 2017. During 2006, $250 million of 6.3% notes matured. The total debt-to-capital ratio was 33.1 percent at year-end 2008, compared with 30.1 percent for 2007 and 33.1 percent for 2006. At September 30, 2008, net debt (total debt less cash and equivalents and short-term investments) was 22.7 percent of net capital, compared with 23.6 percent of net capital in 2007 and 28.1 percent of net capital in 2006. The operating cash flow-to-debt ratio was 72.9 percent, 79.9 percent and 62.4 percent in 2008, 2007 and 2006, respectively. The Company’s interest coverage ratio (earnings before income taxes and interest expense, divided by interest expense) was 15.7 times in 2008, compared with 12.9 times in 2007 and 2006. The increase in the interest coverage ratio from 2007 to 2008 reflects higher earnings and lower interest rates. See Notes 3, 8 and 9 for additional information. The Company’s strong financial position supports long-term debt ratings of A2 by Moody’s Investors Service and A by Standard and Poor’s.

At year-end 2008, the Company maintained, but has not drawn upon, a five-year revolving credit facility effective until April 2011 amounting to $2.8 billion to support short-term borrowings. The credit facility does not contain any financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. In addition, as of September 30, 2008, the Company could issue up to $1.35 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission. The Company intends to file a new shelf registration statement prior to the expiration of the existing registration in December 2008.

The credit markets, including the commercial paper sector in the United States, have recently experienced adverse conditions. Continuing volatility in the capital markets may increase costs associated with issuing commercial paper or other debt instruments, or affect the Company’s ability to access those markets. Notwithstanding these adverse market conditions, the Company has been able to issue commercial paper and currently believes that sufficient funds will be available to meet the Company’s needs in the foreseeable future through existing resources, ongoing operations and commercial paper (or backup credit lines). However, the Company could be adversely affected if the credit market conditions deteriorate further or continue for an extended period of time and customers, suppliers and financial institutions are unable to meet their commitments to the Company.

[ 26 ] Emerson 2008

CONTRACTUAL OBLIGATIONS

At September 30, 2008, the Company’s contractual obligations, including estimated payments due by period, are as follows:

	PAYMENTS DUE BY PERIOD
		LESS THAN			MORE THAN
(DOLLARS IN MILLIONS)	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS
Long-term Debt (including interest)	$5,024	654	941	990	2,439
Operating Leases	649	194	231	108	116
Purchase Obligations	1,616	1,185	313	114	4
Total	$7,289	2,033	1,485	1,212	2,559

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $2.1 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in Note 17, which consist primarily of deferred income tax (including unrecognized tax benefits) and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See Notes 10, 11 and 13 for additional information.

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

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs that approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. The Company’s divisions regularly review inventory for obsolescence, make appropriate provisions and dispose of obsolete inventory on an ongoing basis. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

A Powerful Force for Innovation [ 27 ]

LONG-LIVED ASSETS

Long-lived assets, which include primarily goodwill and property, plant and equipment, are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable, as well as annually for goodwill. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change depending on the economic environment, including such factors as interest rates, expected market returns and volatility of markets served, particularly if the current downturn continues for an extended period of time. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. The slowdown in consumer appliance and residential end-markets over the past two years, along with strategic decisions in connection with two businesses, resulted in a $31 million impairment in the North American appliance control business and a $92 million loss on the divestiture of the European appliance motor and pump business. See Notes 1, 3, 4 and 6.
RETIREMENT PLANS

The Company continues to focus on a prudent long-term investment strategy. Defined benefit plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. The discount rate for the U.S. retirement plans was 6.50 percent as of June 30, 2008. As of June 30, 2008, the U.S. retirement plans were overfunded by $331 million and non-U.S. plans were underfunded by $224 million. Unrecognized losses, which will be recognized in future years, were $804 million as of June 30, 2008. Subsequent to the June 30 measurement date, asset values have declined as a result of recent volatility in the capital markets, while pension liabilities have decreased with higher interest rates. The Company estimates that retirement plans in total were underfunded by approximately $400 million as of October 31, 2008. The Company contributed $135 million to defined benefit plans in 2008 and expects to contribute approximately $200 million in 2009. Defined benefit pension plan expense is expected to decline slightly in 2009.

Effective September 30, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (FAS 158). This statement requires employers to recognize the funded status of defined benefit plans and other postretirement plans in the balance sheet and to recognize changes in the funded status through comprehensive income in the year in which they occur. The incremental effect of adopting FAS 158 resulted in a pretax charge to accumulated other comprehensive income of $522 million ($329 million after-tax). Also see Notes 10 and 11 for additional disclosures. Effective for fiscal year 2009, FAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the June 30 measurement date that the Company presently uses.

INCOME TAXES

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of actual future taxes to be paid on items reflected in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Generally, no provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

Effective October 1, 2007, the Company adopted the recognition and disclosure provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109” (FIN 48). FIN 48 addresses the accounting for uncertain tax positions that a company has taken or expects to take on a tax return. As of October 1, 2007, the Company had total unrecognized tax benefits of $149 million before recoverability of cross-jurisdictional tax credits (U.S., state and non-U.S.) and temporary differences, and including amounts related to acquisitions that would reduce goodwill. If none of these liabilities is ultimately paid, the tax provision and tax rate would be favorably impacted by $90 million. As a result of adoption, the Company recorded a charge of $6 million to beginning retained earnings. See Note 13 for additional disclosures regarding the adoption.

[28 ] Emerson 2008

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. The Company believes FAS 157, which is required to be adopted in the first quarter of fiscal 2009, will not have a material impact on the financial statements.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (FAS 161). FAS 161 requires additional derivative disclosures, including objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements. The Company believes FAS 161, which is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will not have a material impact on the financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (FAS 141(R)). FAS 141(R) requires assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, acquisition related costs incurred prior to the acquisition to be expensed and contractual contingencies to be recognized at fair value as of the acquisition date. FAS 141(R) is effective for acquisitions completed after October 1, 2009.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (FAS 160). FAS 160 requires an entity to separately disclose non-controlling interests as a separate component of equity in the balance sheet and clearly identify on the face of the income statement net income related to non-controlling interests. FAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FAS 160 to have a material impact on the financial statements.

In June 2008, the Financial Accounting Standards Board issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). FSP EITF 03-6-1 clarifies whether instruments granted in share-based payment transactions should be included in the computation of EPS using the two-class method prior to vesting. The Company is in the process of analyzing the impact of FSP EITF 03-6-1, which is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP EITF 06-3-1 to have a material impact on the financial statements.

A Powerful Force for Innovation [ 29 ]

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2006	2007	2008
Net sales	$19,734	22,131	24,807
Costs and expenses:
Cost of sales	12,605	14,066	15,668
Selling, general and administrative expenses	4,076	4,569	5,057
Other deductions, net	173	175	303
Interest expense (net of interest income: 2006, $18; 2007, $33; 2008, $56)	207	228	188
Earnings from continuing operations before income taxes	2,673	3,093	3,591
Income taxes	834	964	1,137
Earnings from continuing operations	$1,839	2,129	2,454
Discontinued operations, net of tax	6	7	(42)
Net earnings	$1,845	2,136	2,412
Basic earnings per common share:
Earnings from continuing operations	$2.25	2.68	3.14
Discontinued operations	0.01	0.01	(0.05)

Basic earnings per common share	$2.26	2.69	3.09
Diluted earnings per common share:
Earnings from continuing operations	$2.23	2.65	3.11
Discontinued operations	0.01	0.01	(0.05)

Diluted earnings per common share	$2.24	2.66	3.06

See accompanying Notes to Consolidated Financial Statements.

[ 30 ] Emerson 2008

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES
September 30 | Dollars in millions, except per share amounts

ASSETS	2007	2008

Current assets
Cash and equivalents	$1,008	1,777
Receivables, less allowances of $86 in 2007 and $90 in 2008	4,260	4,618
Inventories:
Finished products	884	884
Raw materials and work in process	1,343	1,464
Total inventories	2,227	2,348
Other current assets	570	588
Total current assets	8,065	9,331

Property, plant and equipment
Land	199	201
Buildings	1,683	1,737
Machinery and equipment	6,138	6,296
Construction in progress	414	457
	8,434	8,691
Less accumulated depreciation	5,003	5,184
Property, plant and equipment, net	3,431	3,507

Other assets
Goodwill	6,412	6,562
Other	1,772	1,640
Total other assets	8,184	8,202
	$19,680	21,040

See accompanying Notes to Consolidated Financial Statements.

A Powerful Force for Innovation [ 31 ]

LIABILITIES AND STOCKHOLDERS’ EQUITY	2007	2008

Current liabilities
Short-term borrowings and current maturities of long-term debt	$404	1,221
Accounts payable	2,501	2,699
Accrued expenses	2,337	2,480
Income taxes	304	173
Total current liabilities	5,546	6,573
Long-term debt	3,372	3,297
Other liabilities	1,990	2,057

Stockholders’ equity
Preferred stock of $2.50 par value per share
Authorized 5,400,000 shares; issued - none	-	-
Common stock of $0.50 par value per share
Authorized 1,200,000,000 shares; issued 953,354,012 shares; outstanding 788,434,076 shares in 2007 and 771,216,037 shares in 2008	477	477
Additional paid-in capital	31	146
Retained earnings	12,536	14,002
Accumulated other comprehensive income	382	141
	13,426	14,766

Less cost of common stock in treasury, 164,919,936 shares in 2007 and 182,137,975 shares in 2008	4,654	5,653
Total stockholders’ equity	8,772	9,113
	$19,680	21,040

[ 32 ] Emerson 2008

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2006	2007	2008
Common stock
Beginning balance	$238	238	477
Adjustment for stock split	-	239	-
Ending balance	238	477	477
Additional paid-in capital
Beginning balance	120	161	31
Stock plans and other	41	31	115
Adjustment for stock split	-	(161)	-
Ending balance	161	31	146
Retained earnings
Beginning balance	10,199	11,314	12,536
Net earnings	1,845	2,136	2,412
Cash dividends (per share: 2006, $0.89; 2007, $1.05; 2008, $1.20)	(730)	(837)	(940)
Adjustment for stock split	-	(77)	-
Adjustment for adoption of FIN 48	-	-	(6)
Ending balance	11,314	12,536	14,002
Accumulated other comprehensive income
Beginning balance	(65)	306	382
Foreign currency translation	175	459	(30)
Pension and postretirement adjustments (net of tax of: 2006, $(71); 2007, $(1); 2008, $51)	121	2	(144)
Cash flow hedges and other (net of tax of: 2006, $(43); 2007, $29; 2008, $51)	75	(56)	(67)
Adjustment for adoption of FAS 158 (net of tax of: 2007, $193)	-	(329)	-
Ending balance	306	382	141
Treasury stock
Beginning balance	(3,092)	(3,865)	(4,654)
Acquired	(871)	(849)	(1,128)
Issued under stock plans and other	98	60	129
Ending balance	(3,865)	(4,654)	(5,653)
Total stockholders’ equity	$8,154	8,772	9,113

Comprehensive income
Net earnings	$1,845	2,136	2,412
Foreign currency translation	175	459	(30)
Pension and postretirement adjustments	121	2	(144)
Cash flow hedges and other	75	(56)	(67)
Total	$2,216	2,541	2,171

See accompanying Notes to Consolidated Financial Statements.

A Powerful Force for Innovation [ 33 ]
CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions

	2006	2007	2008
Operating activities
Net earnings	$1,845	2,136	2,412
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	607	656	707
Changes in operating working capital	(152)	137	(22)
Pension funding	(124)	(136)	(135)
Other	336	223	331
Net cash provided by operating activities	2,512	3,016	3,293
Investing activities
Capital expenditures	(601)	(681)	(714)
Purchases of businesses, net of cash and equivalents acquired	(752)	(295)	(561)
Other	137	106	203
Net cash used in investing activities	(1,216)	(870)	(1,072)
Financing activities
Net increase (decrease) in short-term borrowings	89	(800)	521
Proceeds from long-term debt	6	496	400
Principal payments on long-term debt	(266)	(5)	(261)
Dividends paid	(730)	(837)	(940)
Purchases of treasury stock	(862)	(853)	(1,120)
Other	32	5	(54)
Net cash used in financing activities	(1,731)	(1,994)	(1,454)
Effect of exchange rate changes on cash and equivalents	12	46	2
Increase (decrease) in cash and equivalents	(423)	198	769
Beginning cash and equivalents	1,233	810	1,008
Ending cash and equivalents	$810	1,008	1,777

Changes in operating working capital
Receivables	$(246)	(349)	(293)
Inventories	(274)	96	(90)
Other current assets	36	36	19
Accounts payable	324	104	199
Accrued expenses	71	200	154
Income taxes	(63)	50	(11)
	$(152)	137	(22)

See accompanying Notes to Consolidated Financial Statements.

[ 34 ] Emerson 2008

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

A Powerful Force for Innovation [ 35 ]

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

INCOME TAXES

No provision has been made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries of approximately $3.6 billion at September 30, 2008. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.

COMPREHENSIVE INCOME

Comprehensive income is primarily comprised of net earnings and changes in foreign currency translation, pension and postretirement adjustments and changes in cash flow hedges. Accumulated other comprehensive income, after-tax, consists of foreign currency translation credits of $698 and $728, pension and postretirement charges of $528 and $384, and cash flow hedges and other charges of $29 and credits of $38 at September 30, 2008 and 2007, respectively.

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

Effective October 1, 2007, the Company adopted the recognition and disclosure provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109” (FIN 48). FIN 48 addresses the accounting for uncertain tax positions that a company has taken or expects to take on a tax return. As a result of adoption, the Company recorded a charge of $6 to beginning retained earnings (See Note 13).

Certain prior year amounts have been reclassified to conform to the current year presentation. The operating results of the European appliance motor and pump business are classified as discontinued operations for all periods presented. The operating results of Brooks are classified as discontinued operations for 2008.

[ 36 ] Emerson 2008

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 3.6 million, 1.1 million and 1.0 million shares of common stock were excluded from the computation of diluted earnings per share in 2008, 2007 and 2006, respectively, because their effect would have been antidilutive. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2006	2007	2008
Basic	816.5	793.8	780.3
Dilutive shares	8.0	10.1	9.1
Diluted	824.5	803.9	789.4

(3) Acquisitions and Divestitures

The Company acquired Motorola Inc.’s Embedded Computing business (Embedded Computing) during the first quarter of 2008. Embedded Computing provides communication platforms and enabling software used by manufacturers of equipment for telecommunications, medical imaging, defense and aerospace, and industrial automation markets and is included in the Network Power segment. In addition to Embedded Computing, the company acquired several smaller businesses during 2008 mainly in the Process Management and Network Power segments. Total cash paid for these businesses was approximately $561 (net of cash and equivalents acquired of approximately $2) and their annualized sales were approximately $665. Goodwill of $273 ($214 of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $191, which are being amortized on a straight-line basis over a weighted-average life of eight years, were recognized from these transactions in 2008. Third-party valuations of assets are in-process; purchase price allocations are subject to refinement for fiscal year 2008 acquisitions.

In the first quarter of 2008, the Company divested the Brooks Instrument flow meters and flow controls unit (Brooks), which had sales for the first quarter of 2008 of $21 and net earnings of $1. The Company received $100 from the sale of Brooks, resulting in a pretax gain of $63 ($42 after-tax). The net gain and results of operations for fiscal 2008 were classified as discontinued operations; prior year results of operations were inconsequential. This business was previously included in the Process Management segment. In fiscal 2008, the Company completed the divestiture of the European appliance motor and pump business and received approximately $101 from the sale, resulting in a total loss of $92. In connection with a long-term strategy to divest selective slower-growth businesses, the Company had been actively pursuing the sale of this business. The forecast for this business was lower than originally planned due to a slow economic environment for the consumer appliance market, increasing competition from Asia, higher commodity costs, and loss of a customer. As a result, the carrying value of this business exceeded its estimated realizable value, and a loss of $52 was recorded for goodwill impairment in the second quarter of 2008. The Company entered into a definitive agreement to sell the business which resulted in an additional loss of $36 (including goodwill of $31) during the third quarter of 2008. A $4 loss was recorded when the transaction closed in the fourth quarter of 2008. The European appliance motor and pump business had total annual sales of $453, $441 and $399 and net earnings, excluding the loss, of $7, $7, and $6, in 2008, 2007 and 2006, respectively. The results of operations were classified as discontinued operations for all periods presented. This business was previously included in the Appliance and Tools segment.

The Company acquired Damcos Holding AS (Damcos) during the second quarter of fiscal 2007, and Stratos International, Inc. (Stratos) during the fourth quarter of fiscal 2007. Damcos supplies valve remote control systems and tank monitoring equipment to the marine and shipbuilding industries and is included in the Process Management segment. Stratos is a designer and manufacturer of radio-frequency and microwave interconnect products and is included in the Network Power segment. In addition to Damcos and Stratos, the Company acquired several smaller businesses during 2007 mainly in the Process Management and Appliance and Tools segments. Total cash paid for these businesses was approximately $295 (net of cash and equivalents acquired of approximately $40 and debt assumed of approximately $56) and their annualized sales were $240. Goodwill of $189 (none of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $106, which are being amortized on a straight-line basis over a weighted-average life of nine years, were recognized from these transactions in 2007.

A Powerful Force for Innovation [ 37 ]

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

The Company acquired Artesyn Technologies, Inc. (Artesyn) during the third quarter of fiscal 2006, and Knürr AG (Knürr) and Bristol Babcock (Bristol) during the second quarter of fiscal 2006. Artesyn is a global manufacturer of advanced power conversion equipment and board-level computing solutions for infrastructure applications in telecommunication and data-communication systems and is included in the Network Power segment. Knürr is a manufacturer of indoor and outdoor enclosure systems and cooling technologies for telecommunications, electronics and computing equipment and is included in the Network Power segment. Bristol is a manufacturer of control and measurement equipment for oil and gas, water and wastewater, and power industries and is included in the Process Management segment. In addition to Artesyn, Knürr and Bristol, the Company acquired several smaller businesses during 2006 mainly in the Industrial Automation and Appliance and Tools segments. Total cash paid for these businesses was approximately $752 (net of cash and equivalents acquired of approximately $120 and debt assumed of approximately $90) and their annualized sales were $920. Goodwill of $481 ($54 of which is expected to be deductible for tax purposes) and identifiable intangible assets (primarily technology and customer relationships) of $189, which are being amortized on a straight-line basis over a weighted-average life of nine years, were recognized from these transactions in 2006.

The results of operations of these businesses have been included in the Company’s consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

	2006	2007	2008
Rationalization of operations	$80	75	92
Amortization of intangibles (intellectual property and customer relationships)	47	63	81
Other	114	111	194
Gains, net	(68)	(74)	(64)
Total	$173	175	303

Other is comprised of several items that are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items, such as litigation and disputed matters, insurance recoveries and interest refunds. Other increased from 2007 to 2008 primarily because of an additional $12 loss on foreign currency exchange transactions, an approximate $12 charge for in-process research and development in connection with the acquisition of the Embedded Computing business and a $31 goodwill impairment charge related to the North American appliance control business due to a slow economic environment for consumer appliance and residential end-markets and a major customer’s strategy to diversify suppliers and transition to and internalize the production of electronic controls. The customer’s strategy will result in a reduction of volume and potential elimination of the appliance control business as a supplier. As a result, sales and profits for this business are forecasted to decline. The Company considered the potential sale of this business and two strategic buyers expressed preliminary interest in the third quarter of 2008. Both subsequently decided not to pursue the acquisition of this business. Therefore, the decision was made to restructure these operations and integrate them with the North American appliance motors business.

Gains, net for 2008 includes the following items. The Company received $54 and recognized a gain of $39 ($20 after-tax) on the sale of an equity investment in Industrial Motion Control Holdings, LLC, a manufacturer of motion control components for automation equipment. The Company also recorded a gain of $18 related to the sale of a facility.

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

[ 38 ] Emerson 2008

(5) Rationalization of Operations

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2007	EXPENSE	PAID / UTILIZED	2008
Severance and benefits	$28	49	44	33
Lease/contract terminations	8	3	6	5
Fixed asset write-downs	–	4	4	–
Vacant facility and other shutdown costs	1	8	8	1
Start-up and moving costs	–	34	33	1
	$37	98	95	40

	2006	EXPENSE	PAID / UTILIZED	2007
Severance and benefits	$31	40	43	28
Lease/contract terminations	12	4	8	8
Fixed asset write-downs	–	2	2	–
Vacant facility and other shutdown costs	1	8	8	1
Start-up and moving costs	1	29	30	–
	$45	83	91	37

Expense includes $6, $8 and $4 in 2008, 2007 and 2006, respectively, related to the European appliance motor and pump business classified as discontinued operations.

Rationalization of operations by segment is summarized as follows:

	2006	2007	2008
Process Management	$14	15	12
Industrial Automation	12	14	19
Network Power	19	23	28
Climate Technologies	14	9	22
Appliance and Tools	21	14	11
Total	$80	75	92

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

During 2008, rationalization of operations primarily related to the exit of approximately 10 production, distribution, or office facilities, including the elimination of approximately 2,300 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2008 are as follows. Process Management included start-up costs related to capacity expansion in China to serve the Asian market and severance related to consolidation of certain production facilities in Europe to obtain operational efficiencies. Industrial Automation included severance and start-up and moving costs related to the consolidation of certain power transmission and valve facilities in North America to obtain operational efficiencies. Network Power included severance and start-up and moving costs related to the consolidation of certain production in North America to remain competitive on a global basis and start-up and moving costs related to the transfer of certain embedded computing production in Asia. Climate Technologies included severance and shutdown and start-up and moving costs related to the shifting of certain production in the United States to Mexico, and severance and shutdown costs related to the consolidation of certain production facilities in Europe to obtain operational efficiencies. Appliance and Tools included severance and start-up and moving costs related to the shifting of certain production from Canada to the United States and severance related to the closure of certain motor production in Europe to remain competitive on a global basis. The Company expects rationalization expense for 2009 to be approximately $125 to $150, including the costs to complete actions initiated before the end of 2008 and actions anticipated to be approved and initiated during 2009.

A Powerful Force for Innovation [ 39 ]

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

The change in goodwill by business segment follows:

	PROCESS	INDUSTRIAL	NETWORK	CLIMATE	APPLIANCE
	MANAGEMENT	AUTOMATION	POWER	TECHNOLOGIES	AND TOOLS	TOTAL
Balance, September 30, 2006	$1,778	1,016	2,162	408	649	6,013
Acquisitions	146	1	26	3	13	189
Divestitures			(5)			(5)
Impairment		(7)				(7)
Foreign currency translation and other	61	60	76	9	16	222
Balance, September 30, 2007	$1,985	1,070	2,259	420	678	6,412
Acquisitions	87	24	162			273
Divestitures					(83)	(83)
Impairment					(31)	(31)
Foreign currency translation and other	(29)	13	11	(8)	4	(9)
Balance, September 30, 2008	$2,043	1,107	2,432	412	568	6,562

See Notes 3 and 4 for further discussion of changes in goodwill related to acquisitions, divestitures and impairment.

[ 40 ] Emerson 2008

The gross carrying amount and accumulated amortization of intangibles (other than goodwill) by major class follow:

	GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION		NET CARRYING AMOUNT
	2007	2008	2007	2008	2007	2008
Intellectual property and customer relationships	$925	985	381	358	544	627
Capitalized software	729	805	558	613	171	192
	$1,654	1,790	939	971	715	819

Total intangible amortization expense for 2008, 2007 and 2006 was $150, $131 and $107, respectively. Based on intangible assets as of September 30, 2008, amortization expense will approximate $148 in 2009, $130 in 2010, $112 in 2011, $87 in 2012 and $62 in 2013.

(7) Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow or fair value hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows, fair values and firm commitments. Hedge ineffectiveness during 2008, 2007 and 2006 was immaterial. At September 30, 2008, substantially all of the contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities mature within two years; contracts with a fair value of approximately $56 of losses mature in 2009 and $6 of losses mature in 2010.

Notional transaction amounts and fair values for the Company’s outstanding derivatives, by risk category and instrument type, as of September 30, 2008 and 2007, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2007		2008
	NOTIONAL	FAIR VALUE	NOTIONAL	FAIR VALUE
	AMOUNT	GAIN (LOSS)	AMOUNT	GAIN (LOSS)
Foreign currency:
Forwards	$1,922	35	1,835	(24)
Options	$266	2	243	8
Interest rate swaps	$113	(3)	122	(2)
Commodity contracts	$509	45	324	(44)

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) was in excess of (less than) the related carrying value by ($12) and $2 at September 30, 2008 and 2007, respectively. The estimated fair value of each of the Company’s other classes of financial instruments approximated the related carrying value at September 30, 2008 and 2007.

(8) Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2007	2008
Current maturities of long-term debt	$251	467
Commercial paper	113	665
Payable to banks	19	17
Other	21	72
Total	$404	1,221
Weighted-average short-term borrowing interest rate at year-end	3.2%	2.6%

A Powerful Force for Innovation [ 41 ]

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap, which fixed the rate at 2.2 percent.

At year-end 2008, the Company maintained a five-year revolving credit facility effective until April 2011 amounting to $2.8 billion to support short-term borrowings and to assure availability of funds at prevailing interest rates. The credit facility does not contain any financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years.

(9) Long-Term Debt

Long-term debt is summarized as follows:

	2007	2008
5 ½% notes due September 2008	$250	–
5% notes due October 2008	175	175
5.85% notes due March 2009	250	250
7 ⅛% notes due August 2010	500	500
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4 ½% notes due May 2013	250	250
5 ⅝% notes due November 2013	250	250
5% notes due December 2014	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.250% notes due October 2018	–	400
6% notes due August 2032	250	250
Other	198	189
	3,623	3,764
Less current maturities	251	467
Total	$3,372	3,297

During the second quarter of 2008, the Company issued $400 million of 5.250% notes due October 2018, under a shelf registration statement filed with the Securities and Exchange Commission. During the first and third quarters of 2007, the Company issued $250 of 5.125%, ten-year notes, and $250 of 5.375%, ten-year notes, respectively, under a shelf registration statement filed with the Securities and Exchange Commission. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent.

Long-term debt maturing during each of the four years after 2009 is $599, $30, $256 and $500, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $235, $242 and $214 in 2008, 2007 and 2006, respectively.

As of September 30, 2008, the Company could issue up to $1.35 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission. The Company may sell securities in one or more separate offerings with the size, price and terms to be determined at the time of sale. The net proceeds from the sale of the securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, financing acquisitions and the repayment of short- or long-term borrowings. The net proceeds may be invested temporarily until they are used for their stated purpose. The Company intends to file a new shelf registration statement prior to the expiration of the existing registration in December 2008.

[ 42 ] Emerson 2008

(10) Retirement Plans

Retirement plan expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS
	2006	2007	2008	2006	2007	2008
Defined benefit plans:
Service cost (benefits earned during the period)	$58	43	48	19	21	23
Interest cost	145	159	167	32	38	45
Expected return on plan assets	(202)	(211)	(230)	(32)	(38)	(45)
Net amortization	100	87	86	16	11	11
Net periodic pension expense	101	78	71	35	32	34
Defined contribution and multiemployer plans	85	94	104	25	27	34
Total retirement plan expense	$186	172	175	60	59	68

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS
	2007	2008	2007	2008
Projected benefit obligation, beginning	$2,464	2,678	711	837
Service cost	43	48	21	23
Interest cost	159	167	38	45
Actuarial loss (gain)	127	(64)	10	21
Benefits paid	(129)	(136)	(36)	(35)
Acquisitions/divestitures, net	-	-	18	21
Foreign currency translation and other	14	6	75	(69)
Projected benefit obligation, ending	$2,678	2,699	837	843

Fair value of plan assets, beginning	$2,785	3,204	555	690
Actual return on plan assets	475	(102)	50	(42)
Employer contributions	71	63	62	73
Benefits paid	(129)	(136)	(36)	(35)
Acquisitions/divestitures, net	-	-	1	4
Foreign currency translation and other	2	1	58	(71)
Fair value of plan assets, ending	$3,204	3,030	690	619

Plan assets in excess of (less than) benefit obligation as of June 30	$526	331	(147)	(224)
Adjustment for fourth quarter contributions	1	-	4	4
Net amount recognized in the balance sheet	$527	331	(143)	(220)

The amounts recognized in the balance sheet as of September 30 consisted of:
Noncurrent asset	$630	431	19	5
Noncurrent liability	$(103)	(100)	(162)	(225)
Accumulated other comprehensive income (loss)	$(365)	(551)	(185)	(253)

Approximately $81 of the $804 of accumulated losses included in accumulated other comprehensive income at September 30, 2008, will be amortized into earnings in 2009. Retirement plans in total were overfunded by $107 as of June 30, 2008. Subsequent to the June 30 measurement date, asset values have declined as a result of recent volatility in the capital markets, while pension liabilities have decreased with higher interest rates. The Company estimates that retirement plans in total were underfunded by approximately $400 million as of October 31, 2008.

A Powerful Force for Innovation [ 43 ]

As of the plans’ June 30 measurement date, the total accumulated benefit obligation was $3,308 and $3,282 for 2008 and 2007, respectively. Also, as of the plans’ June 30 measurement date, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $1,127, $1,025 and $796, respectively, for 2008, and $663, $613 and $382, respectively, for 2007.

The weighted-average assumptions used in the valuations of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS
	2006	2007	2008	2006	2007	2008
Weighted-average assumptions used to determine net pension expense:
Discount rate	5.25%	6.50%	6.25%	4.7%	4.9%	5.3%
Expected return on plan assets	8.00%	8.00%	8.00%	7.2%	7.2%	7.3%
Rate of compensation increase	3.00%	3.25%	3.25%	3.0%	3.1%	3.5%

Weighted average assumptions used to determine benefit obligations as of June 30:
Discount rate	6.50%	6.25%	6.50%	4.9%	5.3%	5.9%
Rate of compensation increase	3.25%	3.25%	3.25%	3.1%	3.5%	3.5%

The discount rate for the U.S. retirement plans was 6.50 percent as of June 30, 2008. Defined benefit pension plan expense is expected to decline slightly in 2009.

The primary objective for the investment of plan assets is to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past ten years and the historical return (since 1926) of an asset mix approximating Emerson’s current asset allocation targets and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations at June 30, 2008 and 2007, and target weighted-average allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS
	2007	2008	TARGET	2007	2008	TARGET
Asset category
Equity securities	67%	65%	64-68%	57%	54%	50-60%
Debt securities	28%	29%	27-31%	36%	35%	30-40%
Other	5%	6%	4-6%	7%	11%	5-10%
	100%	100%	100%	100%	100%	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $137 in 2009, $144 in 2010, $150 in 2011, $158 in 2012, $166 in 2013 and $958 in total over the five years 2014 through 2018. Using foreign exchange rates as of September 30, 2008, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $31 in 2009, $29 in 2010, $33 in 2011, $37 in 2012, $39 in 2013 and $224 in total over the five years 2014 through 2018. In 2009, the Company expects to contribute approximately $200 to the retirement plans.

(11) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30 follows:

	2006	2007	2008
Service cost	$5	6	5
Interest cost	26	29	29
Net amortization	32	26	27
Net postretirement	$63	61	61

[ 44 ] Emerson 2008

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2007	2008
Benefit obligation, beginning	$516	501
Service cost	6	5
Interest cost	29	29
Actuarial loss (gain)	(16)	(24)
Benefits paid	(37)	(39)
Acquisition/divestitures and other	3	(7)
Benefit obligation, ending, recognized in balance sheet	$501	465

Approximately $5 of losses netted within the $1 of accumulated credits included in accumulated other comprehensive income at September 30, 2008, will be amortized into earnings in 2009. The assumed discount rates used in measuring the obligations as of September 30, 2008, 2007 and 2006, were 6.50 percent, 6.00 percent and 5.75 percent, respectively. The assumed health care cost trend rate for 2009 was 9.0 percent, declining to 5.0 percent in the year 2017. The assumed health care cost trend rate for 2008 was 9.5 percent, declining to 5.0 percent in the year 2017. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2008 and the 2008 postretirement plan expense by less than 5 percent. The Company estimates that future benefit payments will be as follows: $42 in 2009, $46 in 2010, $53 in 2011, $53 in 2012, $53 in 2013 and $238 in total over the five years 2014 through 2018.

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

At September 30, 2008, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

(13) Income Taxes

Earnings from continuing operations before income taxes consist of the following:

	2006	2007	2008
United States	$1,518	1,550	1,691
Non-U.S.	1,155	1,543	1,900
Earnings from continuing operations before income taxes	$2,673	3,093	3,591

A Powerful Force for Innovation [ 45 ]

The principal components of income tax expense follow:

	2006	2007	2008
Current:
Federal	$394	606	539
State and local	57	58	50
Non-U.S.	310	364	496

Deferred:
Federal	73	(4)	65
State and local	8	(14)	(5)
Non-U.S.	(8)	(46)	(8)
Income tax expense	$834	964	1,137

The federal corporate statutory rate is reconciled to the Company’s effective income tax rate as follows:

	2006	2007	2008
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.6	0.9	0.8
Non-U.S. rate differential	(3.4)	(4.1)	(4.2)
Non-U.S. tax holidays	(1.6)	(1.3)	(0.9)
Export benefit	(0.8)	(0.2)	-
U.S. manufacturing deduction	(0.4)	(0.4)	(0.8)
Other	0.8	1.3	1.8
Effective income tax rate	31.2%	31.2%	31.7%

Non-U.S. tax holidays reduce the tax rate in certain foreign jurisdictions, the majority of which are expected to expire over the next three years.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2007	2008
Deferred tax assets:
Accrued liabilities	$195	189
Employee compensation and benefits	193	146
Postretirement and postemployment benefits	174	170
NOL and tax credits	261	249
Capital loss benefit	47	18
Other	110	152
Total	$980	924

Valuation allowance	$(166)	(146)

Deferred tax liabilities:
Intangibles	$(413)	(437)
Property, plant and equipment	(244)	(221)
Pension	(121)	(94)
Leveraged leases	(96)	(79)
Other	(105)	(53)
Total	$(979)	(884)
Net deferred income tax liability	$(165)	(106)

[ 46 ] Emerson 2008

At September 30, 2008 and 2007, respectively, net current deferred tax assets were $328 and $269, and net noncurrent deferred tax liabilities were $434 and $434. Total income taxes paid were approximately $1,110, $960 and $820 in 2008, 2007 and 2006, respectively. The capital loss carryforward of $18 expires in 2012. The majority of the $249 net operating losses and tax credits can be carried forward indefinitely, while the remainders expire over varying periods. The valuation allowance for deferred tax assets at September 30, 2008, includes $50 related to acquisitions, which would reduce goodwill if the deferred tax assets are ultimately realized.

Effective October 1, 2007, the Company adopted the recognition and disclosure provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109” (FIN 48). FIN 48 addresses the accounting for uncertain tax positions that a company has taken or expects to take on a tax return. As of October 1, 2007, the Company had total unrecognized tax benefits of $149 before recoverability of cross-jurisdictional tax credits (U.S., state and non-U.S.) and temporary differences, and including amounts related to acquisitions that would reduce goodwill. If none of these liabilities is ultimately paid, the tax provision and tax rate would be favorably impacted by $90. As a result of adoption, the Company recorded a charge of $6 to beginning retained earnings. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at October 1, 2007	$149
Additions for current year tax positions	33
Additions for prior years tax positions	27
Reductions for prior years tax positions	(26)
Reductions for settlements with tax authorities	(9)
Reductions for expirations of statute of limitations	(6)
Balance at September 30, 2008	$168

If none of the $168 is ultimately paid, the tax provision and tax rate would be favorably impacted by $97. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized was $7 in 2008. As of September 30, 2008 and October 1, 2007, total accrued interest and penalties were $27 and $24, respectively.

The major jurisdiction for which the Company files income tax returns is the United States. U.S. federal examinations by the Internal Revenue Service are substantially complete through 2005. The status of non-U.S. and state tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

(14) Stock-Based Compensation

The Company’s stock-based compensation plans include stock options and incentive shares.

STOCK OPTIONS

The Company’s Stock Option Plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the average of the high and low prices of the Company’s common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. Compensation cost is recognized over the vesting period based on the number of options expected to vest. At September 30, 2008, approximately 11.4 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2008, follow:

	AVERAGE		TOTAL	AVERAGE
	EXERCISE PRICE		INTRINSIC VALUE	REMAINING
(SHARES IN THOUSANDS)	PER SHARE	SHARES	OF AWARDS	CONTRACTUAL LIFE
Beginning of year	$29.80	13,670
Options granted	$53.66	3,807
Options exercised	$28.29	(3,009)
Options canceled	$44.36	(117)
End of year	$36.31	14,351	$107	5.6
Exercisable at year-end	$29.03	9,600	$106	4.0

A Powerful Force for Innovation [ 47 ]

The weighted-average grant-date fair value per share of options granted was $10.59, $9.31 and $8.80 for 2008, 2007 and 2006, respectively. The total intrinsic value of options exercised was $75, $53 and $74 in 2008, 2007 and 2006, respectively. Cash received from option exercises under share option plans was $73, $60 and $89 and the actual tax benefit realized for the tax deductions from option exercises was $19, $14 and $6 for 2008, 2007 and 2006, respectively.

The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2008, 2007 and 2006 are as follows: risk-free interest rate based on the U.S. Treasury yield of 4.1 percent, 4.6 percent and 4.4 percent; dividend yield of 2.0 percent, 2.4 percent and 2.4 percent; and expected volatility based on historical volatility of 17 percent, 20 percent and 23 percent. The expected life of an option is six years based on historical experience and expected exercise patterns in the future.

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

In 2008, as a result of the Company achieving certain performance objectives at the end of 2007 and the performance of services by the employees, 4,647,888 rights to receive common shares vested and were distributed to participants as follows: 2,693,922 issued in shares, 1,562,045 withheld for income taxes, 313,222 paid in cash and 78,699 deferred by participants for future distribution. As of September 30, 2008, 5,008,800 rights to receive common shares (awarded primarily in 2007) were outstanding, contingent upon achieving the Company’s performance objective through 2010 and the performance of services by the employees.

The Company’s Incentive Shares Plans also include restricted stock awards, which involve the distribution of the Company’s common stock to key management personnel subject to service periods ranging from three to ten years. The fair value of these awards is determined based on the average of the high and low prices of the Company’s stock on the date of grant. Compensation cost is recognized over the applicable service period. In 2008, 668,554 shares of restricted stock vested as a result of the fulfillment of the applicable service periods and were distributed to participants as follows: 403,402 issued in shares and 265,152 withheld for income taxes. As of September 30, 2008, there were 1,624,000 shares of restricted stock awards outstanding.

Changes in awards outstanding but not yet earned under the Incentive Shares Plans during the year ended September 30, 2008, follow:

(SHARES IN THOUSANDS)	SHARES	AVERAGE GRANT DATE FAIR VALUE PER SHARE
Beginning of year	11,643	$35.99
Granted	355	$52.80
Earned/vested	(5,316)	$31.08
Canceled	(49)	$41.21
End of year	6,633	$40.79

The total fair value of shares earned/vested was $253, $5 and $123 under the Incentive Shares Plans of which $104, $2 and $55 was paid in cash, primarily for tax withholding, in 2008, 2007 and 2006, respectively. As of September 30, 2008, approximately 16.0 million shares remained available for award under the Incentive Shares Plans.

Compensation cost for the Stock Option and Incentive Shares Plans was $82, $185 and $81, for 2008, 2007 and 2006, respectively. The increase from 2006 to 2007 primarily reflects the increase in Emerson’s stock price, as well as the overlap of two performance share programs (awards made in 2004 for performance through 2007 and awards made in 2007 for performance through 2010). The decrease from 2007 to 2008 reflects the overlap of two performance share programs in the prior year and the decrease in Emerson’s stock price in the current year. Total income tax benefit recognized in the income statement for these compensation arrangements during 2008, 2007 and 2006 were $21, $55 and $22, respectively. As of September 30, 2008, there was $153 of total unrecognized compensation cost related to nonvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 2.3 years.

In addition to the Stock Option and Incentive Shares Plans, the Company issued 21,612 shares of restricted stock in 2008 under the Restricted Stock Plan for Non-Management Directors and 0.4 million shares remained available for issuance as of September 30, 2008.

[ 48 ] Emerson 2008

(15) Common Stock

At September 30, 2008, 47,241,751 shares of common stock were reserved, primarily for issuance under the Company’s stock-based compensation plans. During 2008, 22,404,300 treasury shares were acquired and 5,186,261 treasury shares were issued.

Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 20 percent or more of the Company’s common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remained in existence until November 1, 2008.

(16) Business Segment Information

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The divisions of the Company are organized primarily by the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions that provide precision control, monitoring and asset optimization for plants that produce power or that process fluids, such as petroleum, chemicals, food and beverages, pulp and paper, and pharmaceuticals. The Industrial Automation segment includes industrial motors and drives, power transmission equipment, alternators, materials joining and precision cleaning, fluid power and control, and electrical distribution equipment, which are used in a wide variety of manufacturing operations and materials handling products and generators to provide integrated manufacturing solutions to our customers. The Network Power segment designs, manufactures, installs and maintains power systems, including power conditioning and uninterruptible power supplies, embedded power supplies, precision cooling systems, electrical switching equipment, and site monitoring systems for telecommunications networks, data centers and other critical applications. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services provided to all areas of the climate control industry. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, plumbing tools, and storage products used in a wide variety of commercial and residential applications. The principal distribution method for each segment is a direct sales force, although the Company also uses independent sales representatives and distributors.

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

Summarized information about the Company’s operations by business segment and by geographic area follows:

BUSINESS SEGMENTS
(See Notes 3, 4, 5 and 6)

	SALES			EARNINGS			TOTAL ASSETS
	2006	2007	2008	2006	2007	2008	2006	2007	2008
Process Management	$4,875	5,699	6,652	878	1,066	1,306	4,146	4,902	5,152
Industrial Automation	3,767	4,269	4,852	569	665	727	2,941	3,141	3,357
Network Power	4,350	5,150	6,312	484	645	794	4,436	4,758	5,433
Climate Technologies	3,424	3,614	3,822	523	538	551	2,129	2,156	2,201
Appliance and Tools	3,914	4,006	3,861	539	564	527	2,670	2,630	2,153
	20,330	22,738	25,499	2,993	3,478	3,905	16,322	17,587	18,296
Differences in accounting methods				176	210	232
Corporate and other (a)				(289)	(367)	(358)	2,350	2,093	2,744
Sales eliminations / Interest	(596)	(607)	(692)	(207)	(228)	(188)
Total	$19,734	22,131	24,807	2,673	3,093	3,591	18,672	19,680	21,040

(a)
Corporate and other decreased from 2007 to 2008 primarily because of lower incentive stock compensation cost (see Note 14), substantially offset by a number of items including an increase in spending on corporate initiatives, commodity hedging-related mark-to-market expense, in-process research and development, higher environmental costs and other items. The increase from 2006 to 2007 was primarily due to higher incentive stock compensation cost.

A Powerful Force for Innovation [ 49 ]

				DEPRECIATION AND
	INTERSEGMENT SALES			AMORTIZATION EXPENSE			CAPITAL EXPENDITURES
	2006	2007	2008	2006	2007	2008	2006	2007	2008
Process Management	$3	4	5	128	148	148	101	125	144
Industrial Automation	21	28	34	100	104	112	87	107	129
Network Power	10	10	15	98	115	149	103	111	127
Climate Technologies	43	48	53	127	132	139	148	160	128
Appliance and Tools	519	517	585	137	140	138	149	131	107
Corporate and other				17	17	21	13	47	79
Total	$596	607	692	607	656	707	601	681	714

GEOGRAPHIC
	SALES BY DESTINATION			PROPERTY, PLANT AND EQUIPMENT
	2006	2007	2008	2006	2007	2008
United States	$10,567	10,912	11,329	1,963	1,998	2,032
Europe	4,000	4,844	5,663	583	680	670
Asia	2,880	3,617	4,480	419	484	516
Latin America	855	1,009	1,262	177	197	229
Other regions	1,432	1,749	2,073	78	72	60
Total	$19,734	22,131	24,807	3,220	3,431	3,507

(17) Other Financial Data

Items reported in earnings during the years ended September 30 include the following:

	2006	2007	2008
Depreciation	$500	525	557
Research and development	$356	397	458
Rent expense	$263	300	337

The Company leases facilities, transportation and office equipment and various other items under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $194 in 2009, $139 in 2010, $92 in 2011, $61 in 2012 and $47 in 2013.

Other assets, other are summarized as follows:

	2007	2008
Intellectual property and customer relationships	$544	627
Pension plans	649	436
Capitalized software	171	192
Other	408	385
Total	$1,772	1,640

Items reported in accrued expenses include the following:

	2007	2008
Employee compensation	$563	609
Product warranty	$197	204

[ 50 ] Emerson 2008

Other liabilities are summarized as follows:

	2007	2008
Deferred income taxes	$519	533
Postretirement plans, excluding current portion	451	417
Retirement plans	296	325
Minority interest	191	188
Other	533	594
Total	$1,990	2,057

(18) Quarterly Financial Information (Unaudited)

	FIRST QUARTER		SECOND QUARTER		THIRD QUARTER		FOURTH QUARTER		FISCAL YEAR
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
Net sales	$4,937	5,520	5,394	6,023	5,772	6,568	6,028	6,696	22,131	24,807
Gross profit	$1,783	2,010	1,939	2,242	2,095	2,413	2,248	2,474	8,065	9,139
Earnings from continuing operations	$442	519	493	598	573	647	621	690	2,129	2,454
Net earnings	$445	565	494	547	574	612	623	688	2,136	2,412

Earnings from continuing operations per common share:
Basic	$0.55	0.66	0.62	0.76	0.72	0.83	0.79	0.89	2.68	3.14
Diluted	$0.55	0.65	0.61	0.75	0.71	0.82	0.78	0.88	2.65	3.11

Net earnings per common share:
Basic	$0.56	0.72	0.62	0.70	0.72	0.79	0.79	0.89	2.69	3.09
Diluted	$0.55	0.71	0.61	0.69	0.72	0.78	0.78	0.88	2.66	3.06

Dividends per common share	$0.2625	0.3000	0.2625	0.3000	0.2625	0.3000	0.2625	0.3000	1.05	1.20
Common stock prices:
High	$44.52	58.32	45.80	55.83	49.11	58.20	53.37	50.94	53.37	58.32
Low	$41.11	50.50	42.11	47.88	41.85	48.17	45.42	38.46	41.11	38.46

All per share data reflect the 2007 two-for-one stock split. Earnings per share amounts are computed independently each period; as a result, the sum of the quarter amounts may not equal the total for the respective year.

The operating results of the European appliance motor and pump business for all periods presented and Brooks for first quarter 2008 are classified as discontinued operations. See Notes 3 and 4 for information regarding the Company’s acquisition and divestiture activities and non-recurring items.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

A Powerful Force for Innovation [ 51 ]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2008. We also have audited Emerson Electric Co.’s internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 1 to the consolidated financial statements, effective September 30, 2007, the Company has changed its method of accounting for defined benefit pension and other postretirement plans due to the adopted provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/ KPMG LLP
St. Louis, Missouri
November 24, 2008

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

Such factors include the following: (i) current and future business environment, including interest rates, currency exchange rates and capital and consumer spending; (ii) potential volatility of the end markets served; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) government laws and regulations, including taxes; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stability of governments and business conditions in emerging economies; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.