Form 10-K, Exhibit 13
period 2010-09-30
EMERSON ELECTRIC CO
filed 2010-11-23
CIK 32604

Exhibit 13

FINANCIAL REVIEW

Report of Management

The Company’s management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2010 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company’s disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

The Audit Committee of the Board of Directors, which is composed solely of independent directors, is responsible for overseeing the Company’s financial reporting process. The Audit Committee meets with management and the Company’s internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company’s financial reporting, internal controls, as well as non-audit- related services.

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

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2010.

The Company’s auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

/s/David N. Farr	/s/Frank J. Dellaquila
David N. Farr	Frank J. Dellaquila
Chairman of the Board	Senior Vice President
and Chief Executive Officer	and Chief Financial Officer

Results of Operations
Years ended September 30 | Dollars in millions, except per share amounts

				CHANGE	CHANGE
	2008	2009	2010	2008 - 2009	2009 - 2010

Net sales	$23,751	20,102	21,039	(15)%	5%
Gross profit	$8,938	7,560	8,326	(15)%	10%
Percent of sales	37.6%	37.6%	39.6%
SG&A	$4,915	4,416	4,817
Percent of sales	20.7%	22.0%	22.9%
Other deductions, net	$190	474	369
Interest expense, net	$188	220	261
Earnings from continuing operations before income taxes	$3,645	2,450	2,879	(33)%	18%
Percent of sales	15.3%	12.2%	13.7%
Earnings from continuing operations common stockholders	$2,446	1,715	1,978	(30)%	15%
Net earnings common stockholders	$2,412	1,724	2,164	(29)%	26%
Percent of sales	10.2%	8.6%	10.3%
Diluted EPS – Earnings from continuing operations	$3.10	2.26	2.60	(27)%	15%
Diluted EPS – Net earnings	$3.06	2.27	2.84	(26)%	25%
Return on common stockholders’ equity	27.0%	19.5%	23.6%
Return on total capital	21.8%	16.2%	18.9%

OVERVIEW

Fiscal 2010 was a challenging year but improving economic conditions, strong operating results in the second half of the year, and two key acquisitions leave the Company well positioned going into 2011. Worldwide gross fixed investment stabilized during the year and is slowly recovering. In served markets, industrial production and manufacturing have increased while residential and nonresidential construction remains weak. Overall, sales increased moderately for the year due essentially to acquisitions and favorable foreign currency translation, while earnings increased in all of the Company’s business segments for 2010. Net sales were $21.0 billion, an increase of 5 percent versus 2009, and earnings and earnings per share from continuing operations common stockholders were $2.0 billion and $2.60, respectively, both increases of 15 percent. Despite declining slightly for the year, underlying sales of all segments and in all geographic regions grew in the fourth quarter, reflecting the positive trend which began in the second half of the year. The slight annual sales decrease was due to a decline in Europe, Canada and Middle East/Africa, partially offset by a strong increase in Asia, including a 13 percent increase in China, and a slight increase in the United States. The growth in segment earnings reflects successful restructuring and cost containment efforts in both 2009 and 2010. Despite completing two key acquisitions in 2010, Emerson’s financial position remains strong. The Company generated operating cash flow of $3.3 billion and free cash flow of $2.8 billion (operating cash flow less capital expenditures of $0.5 billion). The Company completed significant repositioning actions through the acquisition of Avocent Corporation and Chloride Group PLC, strengthening our Network Power business. In addition, the appliance motors and U.S. commercial and industrial motors businesses were divested, with the results of operations for these businesses reclassified to discontinued operations for all periods presented.

NET SALES

Net sales for 2010 were $21.0 billion, an increase of $937 million, or 5 percent from 2009. Sales growth was strong in Climate Technologies, aided by China stimulus programs, while Network Power, Tools and Storage (formerly Appliance and Tools) and Industrial Automation increased due to acquisitions and favorable foreign currency translation. Process Management was down as end markets were strongly impacted by the economic slowdown. Consolidated results reflect a 1 percent ($102 million) decline in underlying sales (which exclude acquisitions, divestitures and foreign currency translation), a 4 percent ($738 million) contribution from acquisitions and a 2 percent ($301 million) favorable impact from foreign currency translation. Underlying sales include a 10 percent decline in the first half of 2010, compared with strong growth of 9 percent in the second half as capital goods markets began to recover. For the year, underlying sales reflect a decline in volume as sales decreased 2 percent internationally, including Europe (7 percent), Middle East/Africa (10 percent), Canada (9 percent) and Latin America (2 percent), partially offset by an increase in Asia (7 percent). Underlying sales increased 1 percent in the United States.

2010 Annual Report

Net sales for 2009 were $20.1 billion, a decrease of approximately $3.6 billion, or 15 percent, from 2008. Sales declined across all segments as the Company’s businesses were impacted by the broad slowdown in consumer and capital goods markets. Consolidated results reflect an approximate 13 percent ($2,864 million) decrease in underlying sales, a 3 percent ($923 million) unfavorable impact from foreign currency translation and a 1 percent ($138 million) contribution from acquisitions. The underlying sales decrease for 2009 included a 17 percent decrease in the United States and a 9 percent decrease internationally, composed of Europe (16 percent), Latin America (6 percent), Middle East/Africa (6 percent), Asia (2 percent) and Canada (5 percent). The underlying sales decline primarily reflects an approximate 14 percent decline from volume and an approximate 1 percent impact from higher pricing.

INTERNATIONAL SALES

Emerson is a global business for which international sales have grown over the years and now represent 57 percent of the Company’s total sales. The Company expects this trend to continue due to faster economic growth in emerging markets in Asia, Latin America and Middle East/Africa.

International destination sales, including U.S. exports, increased approximately 5 percent, to $11.9 billion in 2010, reflecting increases in Climate Technologies, Network Power and Industrial Automation as well as a benefit from acquisitions and the weaker U.S. dollar. U.S. exports of $1,317 million were up 9 percent compared with 2009. Underlying destination sales decreased 7 percent in Europe, 10 percent in Middle East/Africa and 2 percent in Latin America, partially offset by a 7 percent increase in Asia that includes 13 percent growth in China. International subsidiary sales, including shipments to the United States, were $10.7 billion in 2010, up 4 percent from 2009. Excluding a 7 percent net favorable impact from acquisitions and foreign currency translation, international subsidiary sales decreased 3 percent compared with 2009.

International destination sales, including U.S. exports, decreased approximately 15 percent, to $11.4 billion in 2009, reflecting declines in Industrial Automation, Network Power, Climate Technologies and Process Management as these businesses were impacted by lower volume and the stronger U.S. dollar. U.S. exports of $1,211 million were down 16 percent compared with 2008. Underlying destination sales declined 16 percent in Europe; 2 percent overall in Asia, including 2 percent growth in China; 6 percent in Latin America and 6 percent in Middle East/Africa. International subsidiary sales, including shipments to the United States, were $10.2 billion in 2009, down 14 percent from 2008. Excluding a 6 percent net unfavorable impact from foreign currency translation and acquisitions, international subsidiary sales decreased 8 percent compared with 2008.

ACQUISITIONS

The Company acquired Avocent Corporation, Chloride Group PLC, SSB Group GmbH and several smaller businesses during 2010. Avocent is a leader in delivering solutions that enhance companies’ integrated data center management capabilities and the acquisition strongly positioned the Company to benefit from the growing importance of infrastructure management in data centers worldwide. Chloride provides commercial and industrial uninterruptible power supply systems and services, which significantly strengthens the Company’s Network Power business in Europe and together with Avocent and the Company’s other existing offerings, creates a global leader in providing integrated data center management solutions. SSB designs and manufactures electrical pitch systems and control technology used in wind turbine generators for the growing alternative energy market. Total cash paid, net of cash acquired of $150 million, for all businesses in 2010 was approximately $2,843 million. Additionally, the Company assumed debt of $169 million. Annualized sales for businesses acquired in 2010 were approximately $1,100 million. See Note 3 for additional information.

During 2009, the Company acquired Roxar ASA, Trident Powercraft Private Limited, System Plast S.p.A. and several smaller businesses. Roxar supplies measurement solutions and software for reservoir production optimization, enhanced oil and gas recovery and flow assurance. Trident Power manufactures and supplies power generating alternators and associated products. System Plast manufactures engineered modular belts and custom conveyer components for food processing and packaging industries. Total cash paid for these businesses was approximately $776 million, net of cash acquired of $31 million. Additionally, the Company assumed debt of $230 million. Annualized sales for businesses acquired in 2009 were approximately $530 million.

COST OF SALES

Costs of sales for 2010 and 2009 were $12.7 billion and $12.5 billion, respectively. Gross profit of $8.3 billion and $7.6 billion, respectively, resulted in gross margins of 39.6 percent and 37.6 percent. The increase in gross profit primarily reflects acquisitions, savings from rationalization and other cost reduction actions and favorable foreign currency translation, partially offset by a decline in volume. The gross margin increase primarily reflects savings from cost reduction actions, materials cost containment and acquisitions, partially offset by lower prices. Additionally, the Company’s provision for inventory obsolescence decreased $29 million in 2010 due to improving economic conditions and a lower average inventory balance.

Costs of sales for 2009 and 2008 were $12.5 billion and $14.8 billion, respectively. Gross profit of $7.6 billion and $8.9 billion, respectively, resulted in gross margins of 37.6 percent in both years. The decrease in gross profit primarily reflects lower sales volume and unfavorable foreign currency translation. The level gross margin compared with 2008 reflected benefits realized from rationalization actions and other productivity improvements, materials cost containment and selective price increases, which were offset by deleverage on lower sales volume, inventory liquidation and unfavorable product mix. In addition, due to the economic slowdown the Company’s provision for inventory obsolescence increased approximately $40 million in 2009.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses for 2010 were $4.8 billion, or 22.9 percent of net sales, compared with $4.4 billion, or 22.0 percent of net sales for 2009. The $401 million increase in SG&A was primarily due to acquisitions and higher incentive stock compensation expense of $163 million related to an increase in the Company’s stock price and the overlap of two incentive stock compensation plans in the current year (see Note 14), partially offset by cost reduction savings. The increase in SG&A as a percent of sales was primarily the result of higher incentive stock compensation expense, partially offset by savings from cost reduction actions.

SG&A expenses for 2009 were $4.4 billion, or 22.0 percent of net sales, compared with $4.9 billion, or 20.7 percent of net sales for 2008. The $499 million decrease in SG&A was primarily due to lower sales volume, benefits from rationalization, favorable foreign currency translation and a $28 million decrease in incentive stock compensation expense. The increase in SG&A as a percent of sales was primarily the result of deleverage on lower sales volume, partially offset by cost reduction actions and the lower incentive stock compensation expense.

OTHER DEDUCTIONS, NET

Other deductions, net were $369 million in 2010, a $105 million decrease from 2009 that primarily reflects decreased rationalization expense of $158 million and lower foreign currency transaction losses compared to the prior year, partially offset by higher amortization expense of $68 million and lower nonrecurring gains. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs, respectively.

Other deductions, net were $474 million in 2009, a $284 million increase from 2008 that primarily reflects $195 million of incremental rationalization expense. The Company continuously makes investments in its operations to improve efficiency and remain competitive on a global basis, and in 2009 incurred costs of $284 million for actions to rationalize its businesses to the level appropriate for current economic conditions and improve its cost structure in preparation for the ultimate economic recovery. The 2009 increase in other deductions also includes higher intangible asset amortization of $28 million due to acquisitions and lower nonrecurring gains of $25 million. Gains in 2009 included the sale of an asset for which the Company received $41 million and recognized a gain of $25 million ($17 million after-tax).

INTEREST EXPENSE, NET

Interest expense, net was $261 million, $220 million and $188 million in 2010, 2009 and 2008, respectively. The increase of $41 million in 2010 was primarily due to higher average long-term borrowings reflecting acquisitions. The $32 million increase in 2009 was due to lower interest income, driven by lower worldwide interest rates, and higher average long-term borrowings reflecting a change in debt mix.

2010 Annual Report

INCOME TAXES

Income taxes were $848 million, $688 million and $1,125 million for 2010, 2009 and 2008, respectively, resulting in effective tax rates of 29 percent, 28 percent and 31 percent. The 2010 effective tax rate primarily reflects a $30 million capital loss benefit generated by restructuring at foreign subsidiaries and a change in the mix of regional pretax income which increased in the United States and Europe as compared with 2009. The lower effective tax rate in 2009 compared with 2008 primarily reflects the benefit from a $44 million net operating loss carryforward at a foreign subsidiary, a credit related to the repatriation of certain non-U.S. earnings and a change in the mix of regional pretax income as operating results declined significantly in the United States and Europe while declining only slightly in Asia.

EARNINGS FROM CONTINUING OPERATIONS

Earnings and earnings per share from continuing operations common stockholders were $2.0 billion and $2.60, respectively, for 2010, both increases of 15 percent, compared with $1.7 billion and $2.26 for 2009. Earnings increased in all segments, reflecting decreased rationalization expense, savings from cost reduction actions and favorable foreign currency translation. Earnings improved $280 million in Climate Technologies, $221 million in Network Power, $121 million in Industrial Automation, $81 million in Tools and Storage and $33 million in Process Management. Earnings per share were negatively impacted $0.10 per share by the Avocent and Chloride acquisitions, including acquisition accounting charges, deal costs and interest expense. See the Business Segments discussion that follows and Note 3 for additional information.

Earnings and earnings per share from continuing operations common stockholders were $1.7 billion and $2.26, respectively, for 2009, decreases of 30 percent and 27 percent, respectively, compared with $2.4 billion and $3.10 for 2008. The decline is due to decreases in all of the Company’s business segments and reflects lower sales volume worldwide, increased rationalization expense and unfavorable product mix, partially offset by savings from cost reduction actions and materials cost containment. Earnings declined $395 million in Industrial Automation, $241 million in Process Management, $228 million in Network Power, $158 million in Climate Technologies and $145 million in Tools and Storage.

DISCONTINUED OPERATIONS

In connection with the acquisition of Avocent in the first quarter of 2010, the Company announced the LANDesk business unit of Avocent was not a strategic fit and would be sold. The sale of LANDesk was completed in the fourth quarter and proceeds of approximately $230 million were received, resulting in an after-tax gain of $12 million ($10 million of income taxes). Including LANDesk operating losses of $19 million, the total per share impact was negative $0.01. LANDesk was classified as discontinued operations throughout the year.

Also in the fourth quarter of 2010, the Company sold its appliance motors and U.S. commercial and industrial motors businesses (Motors) which have slower growth profiles. Proceeds from the sale were $622 million, resulting in an after-tax gain of $155 million ($126 million of income taxes) or $0.20 per share. Motors had total annual sales of $827 million, $813 million and $1,056 million and net earnings, excluding the divestiture gain, of $38 million ($0.05 per share), $9 million and $8 million, in 2010, 2009 and 2008, respectively. Results of operations for Motors have been reclassified into discontinued operations for all periods presented.

Total cash received from the sale of Motors and LANDesk, net of cash income taxes, was approximately $800 million. Income from discontinued operations in 2010 reflects the Motors and LANDesk divestitures and includes both operating results for the year and the gains on disposition. The income from discontinued operations reported for 2009 relates only to the operations of the Motors businesses. In addition to operating results for Motors, the 2008 loss from discontinued operations includes operating results for the European appliance motor and pump and Brooks Instruments businesses, and the loss and gain on disposal of these businesses, respectively. See Acquisitions and Divestitures discussion in Note 3 for additional information regarding discontinued operations.

NET EARNINGS, RETURN ON EQUITY AND RETURN ON TOTAL CAPITAL

Net earnings common stockholders were $2.2 billion and net earnings per share common stockholders were $2.84 for 2010, increases of 26 percent and 25 percent compared with 2009, respectively, due to the same factors discussed previously, including the gain on the sale of the Motors businesses. Net earnings common stockholders as a percent of net sales were 10.3 percent and 8.6 percent in 2010 and 2009. Return on common stockholders’ equity (net earnings common stockholders divided by average common stockholders’ equity) was 23.6 percent in 2010 compared with 19.5 percent in 2009. Return on total capital was 18.9 percent in 2010 compared with 16.2 percent in 2009, and is computed as net earnings common stockholders excluding after-tax net interest expense, divided by average common stockholders’ equity plus short- and long-term debt less cash and short-term investments.

Net earnings common stockholders were $1.7 billion and net earnings per share common stockholders were $2.27 for 2009, decreases of 29 percent and 26 percent, respectively, compared with $2.4 billion and $3.06, respectively, in 2008. Net earnings common stockholders as a percent of net sales were 8.6 percent and 10.2 percent in 2009 and 2008. Return on common stockholders’ equity was 19.5 percent in 2009 compared with 27.0 percent in 2008. Return on total capital was 16.2 percent in 2009 compared with 21.8 percent in 2008. Net earnings common stockholders in all years included the aforementioned results from discontinued operations.

Business Segments

Following is a summary of segment results for 2010 compared with 2009, and 2009 compared with 2008. The Company defines segment earnings as earnings before interest and income taxes. Prior year segment results reflect the presentation of noncontrolling interests in conjunction with the adoption of ASC 810, the reclassification of the Motors businesses to discontinued operations and movement of the retained hermetic motors business from Tools and Storage (formerly Appliance and Tools) to Industrial Automation.

PROCESS MANAGEMENT

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2008	2009	2010	‘08 - ‘09	‘09 - ‘10

Sales	$6,548	6,135	6,022	(6)%	(2)%
Earnings	$1,301	1,060	1,093	(18)%	3%
Margin	19.9%	17.3%	18.1%

2010 vs. 2009 - Process Management sales were $6.0 billion in 2010, a decrease of $113 million, or 2 percent, from 2009. The segment sales decrease reflects a 7 percent decline in underlying sales on lower volume, a 3 percent ($178 million) favorable impact primarily from the Roxar acquisition and a 2 percent ($121 million) favorable impact from foreign currency translation. The valves business reported lower sales primarily as a result of weakness in the chemical, refining and marine markets. Sales for the systems and solutions and measurement and flow businesses were down slightly, while sales for the regulators business was up slightly. Regionally, underlying sales declined in all geographic areas, including 1 percent in the United States, 9 percent each in Asia, Europe and Middle East/Africa, 11 percent in Canada and 10 percent in Latin America. Earnings increased 3 percent, to $1,093 million from $1,060 million in the prior year, and margin increased, reflecting savings from significant cost reduction actions, materials cost containment, lower restructuring costs of $20 million and a $17 million favorable impact from foreign currency transactions, partially offset by deleverage on lower sales volume and higher wage costs. Sales and earnings improved throughout the year, with second half results much stronger versus prior year as capital intensive end markets served by this segment are recovering.

2010 Annual Report

2009 vs. 2008 - Process Management sales were $6.1 billion in 2009, a decrease of $413 million, or 6 percent, from 2008. Nearly all of the Process businesses reported lower sales and earnings, particularly the measurement and flow business resulting primarily from weakness in the chemical, refining and marine markets. Sales were down slightly for the valves business while the power and water business had a small sales increase. The sales decrease reflected a 2 percent decline in underlying sales on lower volume, a 6 percent ($373 million) unfavorable impact from foreign currency translation and a 2 percent ($94 million) favorable impact primarily from the Roxar acquisition. Regionally, underlying sales declined 6 percent in the United States while international sales were flat, as growth in Asia (7 percent) offset decreases in Europe (4 percent), Middle East/Africa (3 percent), Canada (6 percent) and Latin America (2 percent). Earnings decreased 18 percent to $1,060 million from $1,301 million in the prior year, reflecting lower sales volume, negative product mix, higher rationalization costs of $43 million and a $12 million negative impact from foreign currency transactions, partially offset by savings from cost reduction actions. The margin decrease primarily reflects unfavorable product mix (approximately 2 points) and deleverage on lower volume, which were partially offset by productivity improvements. Price increases and materials cost containment were substantially offset by higher wage costs.

INDUSTRIAL AUTOMATION

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2008	2009	2010	‘08 - ‘09	‘09 - ‘10

Sales	$5,389	4,172	4,289	(23)%	3%
Earnings	$865	470	591	(46)%	26%
Margin	16.1%	11.3%	13.8%

2010 vs. 2009 - Industrial Automation sales increased 3 percent to $4.3 billion in 2010, compared with 2009. Sales results reflect a decline in the power generating alternators and motors business due to weakness in capital spending, while sales increased in all other businesses, especially the electrical drives and hermetic motors businesses, which had strong sales increases, and the fluid automation business, which reported solid sales growth. Underlying sales declined 1 percent on lower prices, the System Plast, Trident Power and SSB acquisitions contributed 3 percent ($101 million) and favorable foreign currency translation added 1 percent ($54 million). Underlying sales decreased 4 percent in Europe and 2 percent in the United States, partially offset by increases in Asia (9 percent) and Latin America (17 percent). Earnings increased 26 percent to $591 million for 2010, compared with $470 million in 2009, and margin increased over 2 percentage points as savings from cost reduction efforts were partially offset by unfavorable product mix. Price decreases were offset by lower materials costs. Sales and earnings improved throughout the year, with second half results much stronger versus prior year as capital intensive end markets served by this segment are recovering.

2009 vs. 2008 - Industrial Automation sales decreased 23 percent to $4.2 billion in 2009, compared with $5.4 billion in 2008. Sales results reflect steep declines for all businesses due to the slowdown in the capital goods markets. Underlying sales declined 21 percent, unfavorable foreign currency translation subtracted 4 percent ($236 million) and the System Plast and Trident Power acquisitions contributed 2 percent ($97 million). Underlying sales decreased 23 percent in the United States and 19 percent internationally, including decreases in Europe (22 percent) and Asia (15 percent). Underlying sales reflect a 22 percent decline in volume and an approximate 1 percent positive impact from higher selling prices. Earnings decreased 46 percent to $470 million for 2009, compared with $865 million in 2008, primarily reflecting the lower sales volume. The margin decrease of 4.8 percentage points reflects deleverage on the lower sales volume (approximately 4 points) with significant inventory reduction (approximately 1 point) and higher rationalization costs of $27 million, partially offset by savings from cost reduction actions and price increases.

NETWORK POWER

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2008	2009	2010	‘08 - ‘09	‘09 - ‘10

Sales	$6,416	5,456	5,828	(15)%	7%
Earnings	$807	579	800	(28)%	38%
Margin	12.6%	10.6%	13.7%

2010 vs. 2009 - Sales for Network Power increased 7 percent to $5.8 billion in 2010 compared with $5.5 billion in 2009, primarily from the Avocent acquisition, a strong increase in the embedded power business and a moderate increase in the network power business in Asia, partially offset by decreases in the uninterruptible power supply and precision cooling, energy systems, embedded computing and inbound power systems businesses. Underlying sales declined 2 percent on lower prices, acquisitions had a 7 percent ($370 million) favorable impact and foreign currency translation had a 2 percent ($90 million) favorable impact. Geographically, underlying sales were flat in the United States, while sales decreased in Europe (13 percent), Latin America (5 percent), Canada (17 percent) and Middle East/Africa (34 percent). Sales increased in Asia (6 percent), as the Company continues to penetrate the Chinese market. Earnings increased 38 percent to $800 million, compared with $579 million in 2009, and margin increased over 3 percentage points largely as a result of cost savings from aggressive restructuring actions taken in 2009, particularly in the embedded computing and energy systems businesses, as well as lower restructuring expense of $93 million and a $17 million favorable impact from foreign currency transactions. Lower selling prices were partially offset by materials cost containment.

2009 vs. 2008 - Network Power sales decreased 15 percent to $5.5 billion in 2009 compared with $6.4 billion in 2008, reflecting declines in the inbound power, uninterruptible power supply, precision cooling and embedded power businesses due to the slowdown in customers’ capital spending, partially offset by growth in the network power business in Asia. Underlying sales declined 11 percent, foreign currency translation had a 3 percent ($191 million) unfavorable impact and a decline in sales for the Embedding Computing acquisition had a 1 percent ($101 million) unfavorable impact. The underlying sales decrease reflected a 10 percent decline in volume and a 1 percent impact from lower selling prices. Geographically, underlying sales reflected decreases in the United States (19 percent), Europe (22 percent) and Latin America (3 percent), which were partially offset by increases in Asia (1 percent), Canada (9 percent), and Middle East/Africa (6 percent). Earnings decreased 28 percent to $579 million, compared with $807 million in 2008, primarily due to lower sales volume and higher rationalization costs of $90 million (particularly for the integration of Embedded Computing), partially offset by solid earnings growth for the energy systems business and network power business in Asia. The margin decrease reflects deleverage on lower sales volume and a negative impact from acquisitions, partially offset by savings from cost reduction actions which contributed to margin improvement for both the energy systems business and network power business in Asia. Materials cost containment was partially offset by lower selling prices and increased wage costs.

CLIMATE TECHNOLOGIES

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2008	2009	2010	‘08 - ‘09	‘09 - ‘10

Sales	$3,822	3,197	3,801	(16)%	19%
Earnings	$569	411	691	(28)%	68%
Margin	14.9%	12.9%	18.2%

2010 vs. 2009 - Climate Technologies reported sales of $3.8 billion for 2010, a 19 percent increase from 2009, reflecting increases across all businesses, including compressors, temperature sensors and heater controls. Sales growth was strong in Asia and North America, aided by stimulus programs in support of mandated higher efficiency standards in China, growth in U.S. air conditioning and refrigeration markets and a change in refrigerant requirements in the U.S. Underlying sales increased approximately 16 percent on higher volume, which included slight new product penetration gains, acquisitions added 2 percent ($55 million) and foreign currency translation had a 1 percent ($22 million) favorable impact. The underlying sales increase reflects a 12 percent increase in the United States and 22 percent internationally, including increases of 47 percent in Asia and 21 percent in Latin America, partially offset by a decline of 4 percent in Europe. Earnings increased 68 percent to $691 million compared with $411 million in 2009, primarily due to higher sales volume, savings from cost reduction actions, lower restructuring expense of $35 million and a $15 million commercial litigation charge included in 2009 costs. The margin increase in excess of 5 percentage points reflects leverage on higher sales volume, savings from cost reduction actions in prior periods and material cost containment, partially offset by lower prices and unfavorable product mix.

2010 Annual Report

2009 vs. 2008 - Climate Technologies sales were $3.2 billion for 2009, a 16 percent decrease from 2008, reflecting declines across all businesses, especially for compressors, temperature sensors and heater controls. Underlying sales decreased approximately 15 percent, foreign currency translation had a 2 percent ($92 million) unfavorable impact and acquisitions added 1 percent ($38 million). The underlying sales decrease reflects an approximate 17 percent decline from lower volume and an estimated 2 percent positive impact from higher selling prices. Sales declines in the compressor business reflected the worldwide slowdown in air conditioning and refrigeration markets, particularly in the United States and Asia. The underlying sales decrease reflected a 15 percent decrease in both the United States and internationally, including declines of 18 percent in Asia, 10 percent in Europe and 15 percent in Latin America. Earnings decreased 28 percent to $411 million compared with $569 million in 2008, primarily due to lower sales volume, higher rationalization costs of $26 million, a $15 million commercial litigation charge and a $12 million negative impact from foreign currency transactions in 2009 versus prior year, partially offset by savings from cost reduction actions. The margin decrease reflects deleverage on lower sales volume (approximately 2 points), as well as higher material costs, which were only partially offset by price increases.

TOOLS AND STORAGE

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2008	2009	2010	‘08 - ‘09	‘09 - ‘10

Sales	$2,248	1,725	1,755	(23)%	2%
Earnings	$421	276	357	(34)%	29%
Margin	18.7%	16.0%	20.3%

2010 vs. 2009 - Sales for Tools and Storage were $1.8 billion in 2010, a 2 percent increase from 2009. Strong growth in the tools and disposer businesses was partially offset by declines in the storage business, due to the continued weakness in the U.S. residential construction markets. The sales increase reflects a 1 percent decrease in underlying sales on lower volume, due to the Company outsourcing its freight operations, with favorable impacts from acquisitions of 2 percent ($34 million) and foreign currency translation of 1 percent ($14 million). Underlying sales in the United States decreased 1 percent while underlying international sales increased 4 percent. Earnings for 2010 were $357 million, an increase of 29 percent compared to 2009, and margin increased over 4 percentage points, reflecting earnings growth in the tools, appliances and storage businesses, benefits of cost reduction and restructuring actions in 2009, product mix, lower restructuring expense of $11 million and savings from material cost containment.

2009 vs. 2008 - Sales for Tools and Storage were $1.7 billion in 2009, a 23 percent decrease from 2008. Declines in the storage, tools and appliance businesses were due to the continued downturn in the U.S. residential and nonresidential markets, while a decline in the appliance solutions business reflected major customers reducing inventory and production levels due to the difficult economic conditions. The sales decrease reflected a 22 percent decline in underlying sales and an unfavorable impact from foreign currency translation of 1 percent ($30 million). Underlying sales in the United States were down 23 percent while underlying international sales decreased 19 percent. The underlying sales decrease reflects an estimated 25 percent decline in volume and an approximate 3 percent positive impact from pricing. Earnings for 2009 were $276 million, a 34 percent decrease from 2008, reflecting deleverage on lower sales volume and higher rationalization costs of $9 million, which were partially offset by savings from cost reductions and higher selling prices.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $23 billion and common stockholders’ equity of $10 billion and has the resources available to reinvest in existing businesses, pursue strategic acquisitions and manage its capital structure on a short- and long-term basis.

CASH FLOW

(DOLLARS IN MILLIONS)	2008	2009	2010

Operating Cash Flow	$3,293	3,086	3,292
Percent of sales	13.3%	14.8%	15.6%
Capital Expenditures	$714	531	524
Percent of sales	2.9%	2.6%	2.5%
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,579	2,555	2,768
Percent of sales	10.4%	12.2%	13.1%
Operating Working Capital	$2,202	1,714	1,402
Percent of sales	8.9%	8.2%	6.7%

Emerson generated operating cash flow of $3.3 billion in 2010, a 7 percent increase from 2009 reflecting higher net earnings in 2010 and continued improvements in working capital management. The operating cash flow of $3.1 billion in 2009 was a 6 percent decrease from $3.3 billion in 2008, due to lower net earnings and increased pension funding, partially offset by significant savings from improvements in operating working capital management. At September 30, 2010, operating working capital as a percent of sales was 6.7 percent, compared with 8.2 percent and 8.9 percent in 2009 and 2008, respectively. Pension contributions were $247 million, $303 million and $135 million in 2010, 2009 and 2008, respectively. Operating cash flow fully funded capital expenditures, dividends and share repurchases in all years presented and contributed funding toward acquisitions.

Capital expenditures were $524 million, $531 million and $714 million in 2010, 2009 and 2008, respectively. Free cash flow (operating cash flow less capital expenditures) was $2.8 billion in 2010, compared with $2.6 billion in 2009 and 2008, reflecting higher net earnings in 2010, and both lower earnings and capital expenditures in 2009. The decline in capital spending in 2009 was primarily due to the overall decline in worldwide business. In 2011, the Company is targeting capital spending of approximately $600 million. Net cash paid in connection with acquisitions was $2,843 million, $776 million and $561 million in 2010, 2009 and 2008, respectively. Proceeds from divestitures in those years were $846 million, $4 million and $201 million, respectively.

Dividends were $1,009 million ($1.34 per share) in 2010, compared with $998 million ($1.32 per share) in 2009 and $940 million ($1.20 per share) in 2008. In November 2010, the Board of Directors voted to increase the quarterly cash dividend 3 percent to an annualized rate of $1.38 per share. In 2008, the Board of Directors approved a program for the repurchase of up to 80 million common shares. Under the 2008 authorization, 2.1 million shares and 21.0 million shares were repurchased in 2010 and 2009, respectively; and in 2008, 22.4 million shares were repurchased under the 2002 and 2008 authorizations; 49.3 million shares remain available for repurchase under the 2008 authorization and zero remain available under the 2002 authorization. Purchases of Emerson common stock totaled $100 million, $695 million and $1,128 million in 2010, 2009 and 2008, respectively, at an average price paid per share of $48.15, $33.09 and $50.31, respectively.

LEVERAGE/CAPITALIZATION

(DOLLARS IN MILLIONS)	2008		2009		2010

Total Assets	$21,040		19,763		22,843
Long-term Debt	$3,297		3,998		4,586
Common Stockholders’ Equity	$9,113		8,555		9,792

Total Debt-to-Capital Ratio	33.1%		34.8%		34.1%
Net Debt-to-Net Capital Ratio	22.7%		25.7%		26.2%
Operating Cash Flow-to-Debt Ratio	72.9%		67.5%		65.0%
Interest Coverage Ratio	15.9	X	11.0	X	11.3	X

2010 Annual Report

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $5.1 billion, $4.6 billion and $4.5 billion for 2010, 2009 and 2008, respectively. Total short-term borrowings increased $398 million in 2010, primarily reflecting incremental commercial paper borrowings associated with the mix of funding for the Avocent and Chloride acquisitions, which also included issuance of long-term debt, proceeds from divestitures and the availability of operating cash flow. See Note 3 for additional information. In the first quarter of 2010, the Company issued $300 million each of 4.25% notes due November 2020 and 5.25% notes due November 2039 and in the fourth quarter repaid $500 million of 7.125% notes that matured in August. During 2009, the Company issued $250 million each of 4.125% notes due April 2015, 5.0% notes due April 2019 and 6.125% notes due April 2039 and $500 million of 4.875% notes due October 2019, and repaid $175 million of 5.0% notes and $250 million of 5.85% notes that matured in October 2008 and March 2009, respectively. In 2008, the Company issued $400 million of 5.25% notes due October 2018 and repaid $250 million of 5.5% notes that matured in September 2008.

The total debt-to-capital ratio was 34.1 percent at year-end 2010, compared with 34.8 percent for 2009 and 33.1 percent for 2008. At September 30, 2010, net debt (total debt less cash and short-term investments) was 26.2 percent of net capital, compared with 25.7 percent in 2009 and 22.7 percent in 2008. The operating cash flow-to-debt ratio was 65.0 percent, 67.5 percent and 72.9 percent in 2010, 2009 and 2008, respectively. The Company’s interest coverage ratio (earnings before income taxes plus interest expense, divided by interest expense) was 11.3 times in 2010, compared with 11.0 times and 15.9 times in 2009 and 2008. The increase in the interest coverage ratio from 2009 to 2010 reflects higher earnings while the decrease from 2008 to 2009 was primarily due to lower earnings. See Notes 8 and 9 for additional information.

During 2010 the Company maintained, but had not drawn upon, a $2.8 billion, five-year, revolving backup credit facility to support short-term borrowings that expires in April 2011. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. There were no borrowings under this facility in the last three years. The Company has initiated renewal of the backup credit facility and anticipates completion in the next three months. The Company also has a universal shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC) under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

Emerson maintains a conservative financial structure which provides the strength and flexibility necessary to achieve its strategic objectives. Although credit markets in the U.S. have stabilized, there remains a risk of volatility and illiquidity that could affect the Company’s ability to access those markets. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company’s needs in the foreseeable future through ongoing operations, existing resources, short- and long-term debt capacity or backup credit lines.

CONTRACTUAL OBLIGATIONS

At September 30, 2010, the Company’s contractual obligations, including estimated payments, are as follows:

	AMOUNTS DUE BY PERIOD
		LESS THAN			MORE THAN
(DOLLARS IN MILLIONS)	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS

Long-term Debt (including interest)	$6,869	301	1,259	1,110	4,199
Operating Leases	762	223	267	128	144
Purchase Obligations	1,150	1,039	109	2	–
Total	$8,781	1,563	1,635	1,240	4,343

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $2.5 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 17, which consist essentially of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated benefit payments and Note 13 for additional information on deferred income taxes.

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest rates, commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to forecast the impact of these movements. Based on a hypothetical 10 percent increase in interest rates, a 10 percent decrease in commodity prices or a 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1 and 7 through 9.

Critical Accounting Policies

Preparation of the Company’s financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that could affect reported revenue, expenses, assets, liabilities and equity. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas where management judgments and estimates impact the primary financial statements are described below. Actual results in these areas could differ materially from management’s estimates under different assumptions or conditions.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered and title passes to the customer with collection reasonably assured. In certain circumstances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with ASC 985-605 related to software. Sales sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on its objectively determined fair value, with revenue recognized individually for delivered elements only if they have value to the customer on a stand-alone basis, the performance of the undelivered items is probable and substantially in the Company’s control or the undelivered elements are inconsequential or perfunctory, and there are no unsatisfied contingencies related to payment. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based on standard costs, which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales. The Company’s divisions review inventory for obsolescence, make appropriate provisions and dispose of obsolete inventory on a regular basis. Various factors are considered in these reviews, including sales history and recent trends, industry conditions and general economic conditions.

LONG-LIVED ASSETS

Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter, by comparing the fair value of each unit to its carrying value. Fair value is generally measured based on a discounted future cash flow method using a discount rate judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

2010 Annual Report

At the end of 2010, Emerson’s total market value based on its exchange-traded stock price was approximately $40 billion and common stockholders’ equity was $10 billion. There are two recently acquired units with $277 million of combined goodwill for which the estimated fair value exceeds the carrying value by approximately 10 percent. The fair value of these units assumes successful execution of plans to expand and integrate these businesses, and recovery in the demand for energy; in particular, recovery in the subsea extraction of oil and gas in a Process Management unit and continued investment and growth in alternative wind power energy in an Industrial Automation unit. There are two units in the Network Power segment with $367 million of goodwill where estimated fair value exceeds carrying value by approximately 15 percent. The operating performance for each unit improved in 2010. Assumptions used in determining fair value include continued successful execution of business plans and recovery of served markets, primarily network communications and connectivity. There are two units in the Tools and Storage segment with $250 million of goodwill, where estimated fair value exceeds carrying value by more than 35 percent and assumes execution of business plans and recovery in the residential and construction-related markets which have been most severely impacted by the financial crisis.

In 2008, the slowdown in consumer appliance and residential end markets over the prior two years, along with strategic decisions regarding two businesses, resulted in a $31 million impairment charge in the North American appliance control business and a $92 million loss on the divestiture of the European appliance motor and pump business. See Notes 1, 3 and 6.

RETIREMENT PLANS

While the Company continues to focus on a prudent long-term investment strategy for its pension-related assets, the calculations of defined benefit plan expense and obligations are dependent on assumptions made regarding the expected annual return on plan assets, the discount rate and rate of annual compensation increases. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized in future periods. Management believes that the assumptions used are appropriate; however, differences versus actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. As of September 30, 2010, combined U.S. and non-U.S. pension plans were underfunded by $607 million, essentially flat compared to 2009. Funded status improved for U.S. plans, which were under-funded by $260 million, while under-funding for non-U.S. plans increased to $347 million. The discount rate for U.S. plans declined to 5.0 percent in 2010 from 5.5 percent in 2009. Deferred actuarial losses, which will be amortized into earnings in future years, were $1,777 million as of September 30, 2010. The Company contributed $247 million to defined benefit plans in 2010 and expects to contribute approximately $150 million in 2011. Defined benefit pension plan expense for 2011 is expected to be approximately $145 million, up from $132 million in 2010. See Notes 10 and 11.

INCOME TAXES

Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Generally, no provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1 and 13.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued updates to ASC 605, Revenue Recognition, for multiple deliverable arrangements and certain arrangements that include software elements. These updates are effective October 1, 2010 for quarterly and annual reporting. For multiple deliverable arrangements, the update requires the use of an estimated selling price to determine the value of a deliverable when vendor-specific objective evidence or third-party evidence is unavailable and replaces the residual allocation method with the relative selling price method. The software revenue update reduces the types of transactions which fall within the current scope of software revenue recognition guidance. Adoption of these updates is not expected to have a material impact on the Company’s financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2008	2009	2010
Net sales	$23,751	20,102	21,039
Costs and expenses:
Cost of sales	14,813	12,542	12,713
Selling, general and administrative expenses	4,915	4,416	4,817
Other deductions, net	190	474	369
Interest expense, net of interest income: 2008, $56; 2009, $24; 2010, $19	188	220	261
Earnings from continuing operations before income taxes	3,645	2,450	2,879
Income taxes	1,125	688	848
Earnings from continuing operations	2,520	1,762	2,031
Discontinued operations, net of tax: 2008, $35; 2009, $5; 2010, $153	(34)	9	186
Net earnings	2,486	1,771	2,217
Less: Noncontrolling interests in earnings of subsidiaries	74	47	53
Net earnings common stockholders	$2,412	1,724	2,164

Earnings common stockholders:
Earnings from continuing operations	$2,446	1,715	1,978
Discontinued operations, net of tax	(34)	9	186
Net earnings common stockholders	$2,412	1,724	2,164

Basic earnings per share common stockholders:
Earnings from continuing operations	$3.13	2.27	2.62
Discontinued operations	(0.04)	0.02	0.25
Basic earnings per common share	$3.09	2.29	2.87

Diluted earnings per share common stockholders:
Earnings from continuing operations	$3.10	2.26	2.60
Discontinued operations	(0.04)	0.01	0.24
Diluted earnings per common share	$3.06	2.27	2.84

See accompanying Notes to Consolidated Financial Statements.

2010 Annual Report

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES
September 30 | Dollars in millions, except per share amounts

	2009	2010

ASSETS

Current assets
Cash and equivalents	$1,560	1,592
Receivables, less allowances of $93 in 2009 and $98 in 2010	3,623	3,989
Inventories:
Finished products	697	746
Raw materials and work in process	1,158	1,359
Total inventories	1,855	2,105
Other current assets	615	677
Total current assets	7,653	8,363

Property, plant and equipment
Land	219	213
Buildings	1,935	1,902
Machinery and equipment	6,511	5,964
Construction in progress	229	228
	8,894	8,307
Less: Accumulated depreciation	5,394	5,020
Property, plant and equipment, net	3,500	3,287

Other assets
Goodwill	7,078	8,656
Other intangible assets	1,144	2,150
Other	388	387
Total other assets	8,610	11,193
Total assets	$19,763	22,843

See accompanying Notes to Consolidated Financial Statements.

	2009	2010

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings and current maturities of long-term debt	$577	480
Accounts payable	1,949	2,409
Accrued expenses	2,378	2,864
Income taxes	52	96
Total current liabilities	4,956	5,849
Long-term debt	3,998	4,586
Other liabilities	2,103	2,456
Equity
Preferred stock, $2.50 par value per share; Authorized, 5,400,000 shares; issued, none	–	–
Common stock, $0.50 par value per share; Authorized, 1,200,000,000 shares; issued 953,354,012 shares; outstanding, 751,872,857 shares in 2009 and 752,690,806 shares in 2010	477	477
Additional paid-in capital	157	192
Retained earnings	14,714	15,869
Accumulated other comprehensive income	(496)	(426)
	14,852	16,112

Less: Cost of common stock in treasury, 201,481,155 shares in 2009 and 200,663,206 shares in 2010	6,297	6,320
Common stockholders' equity	8,555	9,792
Noncontrolling interests in subsidiaries	151	160
Total equity	8,706	9,952
Total liabilities and equity	$19,763	22,843

2010 Annual Report

CONSOLIDATED STATEMENTS OF EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2008	2009	2010
Common stock	$477	477	477

Additional paid-in capital
Beginning balance	31	146	157
Stock plans and other	115	11	35
Ending balance	146	157	192

Retained earnings
Beginning balance	12,536	14,002	14,714
Net earnings common stockholders	2,412	1,724	2,164
Cash dividends (per share: 2008, $1.20; 2009, $1.32; 2010, $1.34)	(940)	(998)	(1,009)
Adoption of ASC 740 unrecognized tax benefits provision	(6)	–	–
Adoption of ASC 715 measurement date provision, net of tax: 2009, $7	–	(14)	–
Ending balance	14,002	14,714	15,869

Accumulated other comprehensive income
Beginning balance	382	141	(496)
Foreign currency translation	(30)	(104)	55
Pension and postretirement, net of tax: 2008, $51; 2009, $334; 2010, $(6)	(144)	(568)	(12)
Cash flow hedges and other, net of tax: 2008, $51; 2009, $(29); 2010, $(16)	(67)	35	27
Ending balance	141	(496)	(426)

Treasury stock
Beginning balance	(4,654)	(5,653)	(6,297)
Purchases	(1,128)	(695)	(100)
Issued under stock plans and other	129	51	77
Ending balance	(5,653)	(6,297)	(6,320)
Common stockholders’ equity	9,113	8,555	9,792

Noncontrolling interests in subsidiaries
Beginning balance	191	188	151
Net earnings	74	47	53
Other comprehensive income	–	2	–
Cash dividends	(75)	(80)	(57)
Other	(2)	(6)	13
Ending balance	188	151	160
Total equity	$9,301	8,706	9,952

Comprehensive income
Net earnings	$2,486	1,771	2,217
Foreign currency translation	(30)	(102)	55
Pension and postretirement	(144)	(568)	(12)
Cash flow hedges and other	(67)	35	27
	2,245	1,136	2,287
Less: Noncontrolling interests in subsidiaries	74	49	53
Comprehensive income common stockholders	$2,171	1,087	2,234

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions

	2008	2009	2010
Operating activities
Net earnings	$2,486	1,771	2,217
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	707	727	816
Changes in operating working capital	(22)	620	309
Pension funding	(135)	(303)	(247)
Other	257	271	197
Net cash provided by operating activities	3,293	3,086	3,292

Investing activities
Capital expenditures	(714)	(531)	(524)
Purchases of businesses, net of cash and equivalents acquired	(561)	(776)	(2,843)
Divestitures of businesses	201	4	846
Other	2	(6)	4
Net cash used in investing activities	(1,072)	(1,309)	(2,517)

Financing activities
Net increase (decrease) in short-term borrowings	521	(684)	398
Proceeds from long-term debt	400	1,246	598
Principal payments on long-term debt	(261)	(678)	(680)
Dividends paid	(940)	(998)	(1,009)
Purchases of treasury stock	(1,120)	(718)	(100)
Other	(54)	(116)	67
Net cash used in financing activities	(1,454)	(1,948)	(726)
Effect of exchange rate changes on cash and equivalents	2	(46)	(17)
Increase (decrease) in cash and equivalents	769	(217)	32
Beginning cash and equivalents	1,008	1,777	1,560
Ending cash and equivalents	$1,777	1,560	1,592

Changes in operating working capital
Receivables	$(293)	1,011	(341)
Inventories	(90)	580	(160)
Other current assets	19	42	(69)
Accounts payable	199	(709)	498
Accrued expenses	154	(94)	298
Income taxes	(11)	(210)	83
Total changes in operating working capital	$(22)	620	309

See accompanying Notes to Consolidated Financial Statements.
2010 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts or where noted

(1)  Summary of Significant Accounting Policies

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to the current year presentation, including the adoption of ASC 810 (see below) and certain operating results which have been reclassified to discontinued operations.

Emerson adopted updates to ASC 810, Consolidation, in the first quarter of 2010. The updates require an entity to separately disclose noncontrolling interests in subsidiaries as a separate line item in the income statement and as a separate component of equity in the balance sheet. Adoption did not have a material impact on the Company’s financial statements. As required, this change has been retrospectively applied to prior periods.

Effective October 1, 2009, the Company adopted ASC 805, Business Combinations, which requires that assets acquired, liabilities assumed and contractual contingencies be measured at fair value as of the acquisition date and all acquisition costs be expensed as incurred. See Note 3 for a discussion of acquisition activity.

In the first quarter of 2010, the Company adopted updates to ASC 260, Earnings per Share, regarding the two-class method of computing earnings per share (EPS). This method requires earnings to be allocated to participating securities (for Emerson, certain employee stock awards) in the EPS computation based on each security’s respective dividend rate. This change had an inconsequential impact on EPS for all periods presented.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its controlled affiliates. Intercompany transactions, profits and balances are eliminated in consolidation. Investments of 20 percent to 50 percent of the voting shares of other entities are accounted for by the equity method. Investments in publicly traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in accumulated other comprehensive income. Investments in nonpublicly traded companies of less than 20 percent are carried at cost.

FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company’s non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income.

FAIR VALUE MEASUREMENTS

In 2009, the Company adopted the recognition and disclosure provisions of ASC 820, Fair Value Measurements and Disclosures, which established a formal hierarchy and framework for measuring fair value, and expanded disclosure about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of Emerson’s financial instruments fall within Level 2. The fair value of the Company’s long-term debt is estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics. Due to the high credit quality of Emerson and its counterparties, the impact of adopting ASC 820 was inconsequential. In 2010, Emerson adopted the portions of ASC 820 related to nonfinancial assets and liabilities, including goodwill and certain other intangible and long-lived assets. Adoption did not have a material impact on the Company’s financial statements.

If credit ratings on the Company’s debt fall below pre-established levels, derivatives counterparties can require immediate full collateralization on instruments in net liability positions. Similarly, Emerson can demand full collateralization should any of the Company’s counterparties’ credit rating fall below certain thresholds. Counterparties to derivative arrangements are companies with high credit ratings. Risk from credit loss when derivatives are in asset positions is considered immaterial. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet. As of September 30, 2010, the net values of commodity contracts are reported in current assets while the net values of foreign currency contracts are reported in current assets and accrued expenses. See Note 7.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory is valued based on standard costs that approximate average costs, while the remainder is principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each fiscal year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales.

PROPERTY, PLANT AND EQUIPMENT

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if the sum of expected future undiscounted cash flows of the related assets is less than their carrying values.

GOOD WILL AND OTHER INTANGIBLE ASSETS

Assets and liabilities acquired in business combinations are accounted for using the purchase method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts impairment tests of goodwill on an annual basis in the fourth quarter and between annual tests if events or circumstances indicate the fair value of a reporting unit may be less than its carrying value. If a reporting unit’s carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Fair values of reporting units are Level 3 measures and are developed under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

All of the Company’s identifiable intangible assets are subject to amortization. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships and capitalized software, and are amortized on a straight-line basis over the estimated useful life. These intangibles are also subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See Note 6.

WARRANTY

Warranties vary by product line and are competitive for the markets in which the Company operates. Warranties generally extend for a period of one to two years from the date of sale or installation. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than one percent of sales.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered and title passes to the customer with collection reasonably assured. In certain circumstances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with ASC 985-605 related to software. Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on its objectively determined fair value, with revenue recognized individually for delivered elements only if they have value to the customer on a stand-alone basis, the performance of the undelivered items is probable and substantially in the Company’s control or the undelivered elements are inconsequential or perfunctory, and there are no unsatisfied contingencies related to payment. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

DERIVATIVES AND HEDGING

In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. Emerson’s foreign currency exposures primarily relate to transactions denominated in euros, Mexican pesos, Canadian dollars and Chinese renminbi. Primary commodity exposures are price fluctuations on forecasted purchases of copper, aluminum and related products. As part of the Company’s risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts are used to minimize the effect of commodity price fluctuations on the cost of sales.

2010 Annual Report

All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less and amounts currently hedged beyond 18 months are not significant.

All derivatives are accounted for under ASC 815, Derivatives and Hedging, and are recognized on the balance sheet at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in stockholders’ equity and recognized in earnings when the underlying hedged transaction impacts earnings. The majority of the Company’s derivatives that are designated as hedges and qualify for deferral accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. dollar net asset exposures are reported in equity. To the extent that any hedge is not fully effective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to purchases of commodity-based components used in the Company’s manufacturing processes, and the revaluation of certain foreign-currency-denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the income statement immediately. See Note 7.

INCOME TAXES

The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and currently enacted tax rates for each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. No provision has been made for U.S. income taxes on approximately $5.2 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2010. These earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

COMPREHENSIVE INCOME

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation, pension and postretirement adjustments and the effective portion of changes in the fair value of cash flow hedges. Accumulated other comprehensive income, net of tax (a component of equity), consists of foreign currency translation credits of $649 and $594, pension and postretirement charges of $1,108 and $1,096 and cash flow hedges and other credits of $33 and $6, respectively, at September 30, 2010 and 2009. Accumulated other comprehensive income attributable to noncontrolling interests in subsidiaries consists primarily of earnings and foreign currency translation.

RETIREMENT PLANS

Effective September 30, 2010, the Company adopted updates to ASC 715, Compensation - Retirement Benefits. These updates expand disclosure about an entity’s investment policies and strategies for assets held by defined benefit pension or postretirement plans, including information regarding major classes of plan assets, inputs and valuation techniques used to measure the fair value of assets, and concentrations of risk within the plans. See Note 10.

Effective September 30, 2009, the Company adopted the measurement date provision of ASC 715, Compensation – Retirement Benefits, which requires employers to measure defined benefit plan assets and obligations as of the Company’s fiscal year end. The majority of the Company’s pension and postretirement plans previously used a June 30 measurement date. The Company transitioned to the fiscal year-end measurement date in 2009 and recorded a $14 after-tax adjustment to September 30, 2009 retained earnings.

(2)  Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 3.9 million, 7.6 million and 3.6 million shares of common stock were excluded from the computation of diluted earnings per share in 2010, 2009 and 2008, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted average shares for basic and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2008	2009	2010
Basic shares outstanding	780.3	753.7	750.7
Dilutive shares	9.1	5.0	6.3
Diluted shares outstanding	789.4	758.7	757.0

(3)  Acquisitions and Divestitures

The Company acquired one-hundred percent of Avocent Corporation and SSB Group GmbH during the first quarter of 2010 and Chloride Group PLC during the fourth quarter of 2010. Avocent is a leader in enhancing companies’ integrated data center management capability, which strongly positions Emerson for the growth of infrastructure management in data centers worldwide, and is included in the Network Power segment. SSB is a designer and manufacturer of electrical pitch systems and control technology used in wind turbine generators and is included in the Industrial Automation segment. Chloride provides commercial and industrial uninterruptible power supply systems and services, which significantly strengthens the Company’s Network Power business in Europe, and is included in the Network Power segment. In addition to Avocent, SSB and Chloride, the Company acquired other smaller businesses during 2010, mainly in the Process Management and Industrial Automation segments. Total cash paid for all businesses was approximately $2,843, net of cash acquired of $150. Additionally, the Company assumed debt of $169. Annualized sales for businesses acquired in 2010 were approximately $1.1 billion. Identifiable intangible assets of $1,166, primarily customer relationships and intellectual property with a weighted-average life of approximately 10 years, were recognized along with goodwill of $1,633, of which only a small amount is tax deductible.

The purchase price of Avocent and Chloride was allocated to assets and liabilities as follows. Valuations of acquired assets and liabilities are in-process; purchase price allocations for 2010 acquisitions are subject to refinement.

Accounts receivable	$197
Inventory	155
Property, plant & equipment and other assets	148
Intangibles	1,071
Goodwill	1,509
Assets held for sale, including deferred taxes	278
Total assets	3,358
Accounts payable and accrued expenses	183
Debt assumed	165
Deferred taxes and other liabilities	395
Cash paid, net of cash acquired	$2,615

Results of operations for 2010 include combined sales of $373 and a combined net loss of $73 from Avocent and Chloride, including intangible asset amortization, interest, first year acquisition accounting charges and deal costs. Pro forma sales and net earnings common stockholders of the Company including full year results of operations for Avocent and Chloride are approximately $21.6 billion and $2.1 billion in 2010, and $21.0 billion and $1.6 billion in 2009, respectively. These pro forma results include intangible asset amortization and interest cost in both periods, and first year acquisition accounting charges and deal costs in 2009.

In the fourth quarter 2010, the Company sold the LANDesk business unit, which was acquired as part of Avocent and not a strategic fit with Emerson, for $230, resulting in an after-tax gain of $12 ($10 of income taxes). Additionally, LANDesk incurred operating losses of $19. This business was classified as discontinued operations throughout 2010. Also in the fourth quarter of 2010, the Company sold its appliance motors and U.S. commercial and industrial motors businesses (Motors) which have slower growth profiles and were formerly reported in the Tools and Storage segment. Proceeds from the sale were $622 resulting in an after-tax gain of $155 ($126 of income taxes).  The Motors disposition includes working capital of $98, property, plant and equipment of $152, goodwill of $44, and other of $47.  The Motors businesses had total annual sales of $827, $813 and $1,056 and net earnings (excluding the divestiture gain) of $38, $9 and $8, in 2010, 2009 and 2008, respectively. Results of operations for Motors have been reclassified into discontinued operations for all periods presented.

2010 Annual Report

The Company acquired one-hundred percent of Roxar ASA during the third quarter of 2009, Trident Powercraft Private Limited during the second quarter of 2009 and System Plast S.p.A. during the first quarter of 2009. Roxar is a leading global supplier of measurement solutions and software for reservoir production optimization, enhanced oil and gas recovery and flow assurance and is included in the Process Management segment. Trident Power is a manufacturer and supplier of power generating alternators and other products and is included in the Industrial Automation segment. System Plast is a manufacturer of engineered modular belts and custom conveyer components for the food processing and packaging industries and is included in the Industrial Automation segment. In addition to Roxar, Trident Power and System Plast, the Company acquired other smaller businesses during 2009, mainly in the Climate Technologies, Tools and Storage and Process Management segments. Total cash paid for all businesses was approximately $776, net of cash acquired of $31. Additionally, the Company assumed debt of $230. Annualized sales for businesses acquired in 2009 were approximately $530. Goodwill of $541 ($34 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $365, primarily customer relationships and patents and technology with a weighted-average life of 12 years, were recognized from these transactions in 2009.

The Company acquired one-hundred percent of Motorola Inc.’s Embedded Computing business during the first quarter of 2008. Embedded Computing provides communication platforms and enabling software used by manufacturers of equipment for telecommunications, medical imaging, defense and aerospace, and industrial automation markets and is included in the Network Power segment. In addition to Embedded Computing, the Company acquired several smaller businesses during 2008, mainly in the Process Management and Network Power segments. Total cash paid for these businesses was approximately $561, net of cash acquired of $2. Annualized sales for businesses acquired in 2008 were approximately $665. Goodwill of $273 ($214 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $191, primarily technology and customer relationships with a weighted-average life of eight years, were recognized from these transactions.

In the first quarter 2008, the Company sold the Brooks Instrument flow meters and controls unit, which was previously included in the Process Management segment, for $100, resulting in an after-tax gain of $42 ($21 of income taxes). Brooks had 2008 sales of $21 and net earnings of $1. Both the gain on divestiture and operating results for Brooks are classified as discontinued operations. Also in 2008, the Company received approximately $101 from the divestiture of its European appliance motor and pump business, resulting in a loss of $92, including goodwill impairment of $83. This business had total sales of $453 and net earnings of $7, excluding the divestiture loss. The divestiture loss and results of operations are classified as discontinued operations. This business was previously included in the Tools and Storage segment.

The results of operations of the businesses discussed above have been included in the Company’s consolidated results of operations since the respective dates of acquisition.

(4)  Other Deductions, Net

Other deductions, net are summarized as follows:

	2008	2009	2010
Rationalization of operations	$89	284	126
Amortization of intangibles (intellectual property and customer relationships)	80	108	176
Gains, net	(64)	(39)	(4)
Other	85	121	71
Total	$190	474	369

Other deductions, net decreased for 2010, primarily due to lower rationalization expense partially offset by higher amortization expense on acquired intangible assets and lower one-time gains. Other is composed of several items that are individually immaterial, including foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items such as litigation and disputed matters and insurance recoveries. Other decreased in 2010 primarily because of $45 of lower losses on foreign exchange transactions compared with 2009, while other increased in 2009 primarily because of $30 of incremental losses on foreign currency exchange transactions compared with 2008. Gains, net for 2009 included the sale of an asset for which the Company received $41 and recognized a gain of $25 ($17 after-tax). In 2008, the Company received $54 and recognized a gain of $39 ($20 after-tax) on the sale of an equity investment in Industrial Motion Control Holdings, a manufacturer of motion control components for automation equipment, and also recorded a pretax gain of $18 related to the sale of a facility.

(5)  Rationalization of Operations

Rationalization of operations expense reflects costs associated with the Company’s efforts to continuously improve operational efficiency and expand globally, in order to remain competitive on a worldwide basis. Each year the Company incurs costs for actions to size its businesses to a level appropriate for current economic conditions and to improve its cost structure for future growth. Rationalization expenses result from numerous individual actions implemented across the Company’s various operating divisions on an ongoing basis and include costs for moving facilities to best-cost locations, starting up plants after relocation or geographic expansion to serve local markets, exiting certain product lines, curtailing/downsizing operations because of changing economic conditions and other costs resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease and contract terminations and asset write-downs. In addition to the costs of moving fixed assets, start-up and moving costs include employee training and relocation. Vacant facility costs include security, maintenance, utility and other costs.

The Company reported rationalization expenses of $126, $284 and $89, respectively for 2010, 2009 and 2008, with the significantly higher expense in 2009 due to actions taken in response to the severe economic environment worldwide. The Company currently expects to incur approximately $100 million of rationalization expense in 2011, including the costs to complete actions initiated before the end of 2010 and actions anticipated to be approved and initiated during 2011.

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2009	EXPENSE	PAID / UTILIZED	2010
Severance and benefits	$112	73	128	57
Lease and other contract terminations	7	9	8	8
Fixed asset write-downs	–	9	9	–
Vacant facility and other shutdown costs	2	14	12	4
Start-up and moving costs	1	21	22	–
Total	$122	126	179	69

	2008	EXPENSE	PAID / UTILIZED	2009
Severance and benefits	$33	234	155	112
Lease and other contract terminations	5	9	7	7
Fixed asset write-downs	–	14	14	–
Vacant facility and other shutdown costs	1	13	12	2
Start-up and moving costs	1	25	25	1
Total	$40	295	213	122

Expense includes $11 and $9 in 2009 and 2008, respectively, related to discontinued operations.

Rationalization of operations expense by segment is summarized as follows:

	2008	2009	2010
Process Management	$12	55	35
Industrial Automation	20	47	48
Network Power	28	118	25
Climate Technologies	22	48	13
Tools and Storage	7	16	5
Total	$89	284	126

Costs incurred during 2010 included actions to exit approximately 25 production, distribution or office facilities and eliminate approximately 3,500 positions, as well as costs related to facilities exited in previous periods. All the Company’s business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs, vacant facilities and other costs were not material for any segment. Actions during 2010 included Process Management reducing worldwide forcecount and consolidating some North American and European production; Industrial Automation consolidating production and sales facilities within Europe and North America; Network Power reducing worldwide forcecount, consolidating North American production and shifting some production and engineering capabilities from North America and Europe to Asia; and Climate Technologies consolidating or downsizing production facilities in North America and Europe.

2010 Annual Report

Costs incurred during 2009 included actions to exit approximately 25 production, distribution or office facilities and eliminate approximately 20,000 positions, of which approximately one-half were from restructuring actions and the remainder through layoffs and attrition, as well as costs related to facilities exited in previous periods. All the Company’s business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs were primarily attributable to Network Power and Industrial Automation, and Network Power incurred most of the asset write-downs. Vacant facilities and other costs were immaterial for any segment. Actions during 2009 included Process Management reducing worldwide headcount; Industrial Automation consolidating production facilities and reducing North American headcount; Network Power primarily incurring integration costs for the Embedded Computing acquisition, but also consolidating power systems production areas in North America and Europe and shifting some production and engineering capabilities from Europe to Asia; Climate Technologies consolidating or downsizing production facilities in North America, Europe and Asia; and Tools and Storage reducing salaried workforce and consolidating and downsizing production facilities in North America.

During 2008, rationalization of operations expense primarily related to exiting approximately 10 production, distribution or office facilities, and included the elimination of approximately 2,300 positions as well as ongoing costs related to facilities exited in previous periods. Actions in 2008 included Process Management expanding capacity in China and consolidating European production facilities; Industrial Automation consolidating power transmission and valve facilities in North America; Network Power consolidating production in North America and transferring other production in Asia; Climate Technologies shifting certain production to Mexico and consolidating production facilities in Europe; and Tools and Storage shifting production from Canada to the U.S. and closing motor production facilities in Europe.

(6)  Goodwill and Other Intangibles

Acquisitions are accounted for under the purchase method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under an impairment test performed annually, if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value, impairment is recognized to the extent that the carrying amount exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and market multiples and are subject to change due to changes in underlying economic conditions. The change in the carry amount of goodwill by business segment follows. See Note 3 for further discussion of changes in goodwill related to acquisitions, divestitures and impairment.

	PROCESS	INDUSTRIAL	NETWORK	CLIMATE	TOOLS AND
	MANAGEMENT	AUTOMATION	POWER	TECHNOLOGIES	STORAGE	TOTAL
Balance, September 30, 2008	$2,043	1,107	2,432	412	568	6,562
Acquisitions	242	204		60	35	541
Divestitures			(2)			(2)
Foreign currency translation and other	(6)	(7)	(13)	1	2	(23)
Balance, September 30, 2009	2,279	1,304	2,417	473	605	7,078
Acquisitions	27	97	1,509			1,633
Divestitures			(2)		(44)	(46)
Foreign currency translation and other	(32)	(22)	73	(9)	(19)	(9)
Balance, September 30, 2010	$2,274	1,379	3,997	464	542	8,656

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION		NET CARRYING AMOUNT
	2009	2010	2009	2010	2009	2010
Customer relationships	$549	1,414	123	181	426	1,233
Intellectual property	843	1,127	339	420	504	707
Capitalized software	883	918	669	708	214	210
Total	$2,275	3,459	1,131	1,309	1,144	2,150

Total intangible asset amortization expense for 2010, 2009 and 2008 was $254, $184 and $150, respectively. Based on intangible asset balances as of September 30, 2010, amortization expense is expected to approximate $331 in 2011, $280 in 2012, $239 in 2013, $202 in 2014 and $177 in 2015.

(7)  Financial Instruments

HEDGING ACTIVITIES

The notional value of foreign currency hedge positions totaled approximately $1.4 billion as of September 30, 2010. Commodity hedges outstanding at year end included a total of approximately 73 million pounds of copper and aluminum. The majority of hedging gains and losses deferred as of September 30, 2010 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Presented below are amounts reclassified from accumulated other comprehensive income into earnings, amounts recognized in other comprehensive income and amounts recognized in earnings for derivatives not receiving deferral accounting. All derivatives receiving deferral accounting are cash flow hedges.

		GAIN/(LOSS) RECLASSIFIED		GAIN/(LOSS) RECOGNIZED IN
		INTO EARNINGS		OTHER COMPREHENSIVE INCOME
		2009	2010	2009	2010
Derivatives Receiving
Deferral Accounting	Location
Foreign currency	Sales	$(24)	(5)	(18)	11
Foreign currency	Cost of sales	(32)	6	(40)	30
Commodity	Cost of sales	(96)	42	(40)	44
Total		$(152)	43	(98)	85

				GAIN/(LOSS)
				RECOGNIZED IN EARNINGS
				2009	2010
Derivatives Not Receiving
Deferral Accounting	Location
Foreign currency	Other income (deductions)			$(67)	117
Commodity	Cost of sales			(11)	–
Total				$(78)	117

Regardless of whether or not derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions which remain subject to ongoing market price fluctuations until settled. Derivatives receiving deferral accounting are highly effective, no amounts were excluded from the assessment of hedge effectiveness, and hedge ineffectiveness was immaterial in 2010, 2009 and 2008, including gains or losses on derivatives that were discontinued because forecasted transactions were no longer expected to occur.

FAIR VALUE MEASUREMENTS

Fair values of derivative contracts outstanding as of September 30 follow:

	ASSETS	LIABILITIES	ASSETS	LIABILITIES
	2009	2009	2010	2010
Derivatives Receiving Deferral Accounting
Foreign currency	$15	(33)	31	(9)
Commodity	$30	(4)	28	–
Derivatives Not Receiving Deferral Accounting
Foreign currency	$6	(7)	36	(41)
Commodity	$2	(2)	3	(3)

The Company neither posted nor held any collateral as of September 30, 2010. The maximum collateral the Company could have been required to post as of September 30, 2010 was $10. As of September 30, 2010 and 2009, the fair value of long-term debt was $5,292 and $4,915, respectively, which was in excess of the carrying value by $635 and $351, respectively.

2010 Annual Report

(8)  Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2009	2010
Current maturities of long-term debt	$566	71
Commercial paper	–	401
Payable to banks	11	8
Total	$577	480
Weighted-average short-term borrowing interest rate at year end	1.1%	0.3%

The Company periodically issues commercial paper as a source of short-term financing. To support short-term borrowing, the Company maintains, but has not drawn on, a $2.8 billion, five-year, revolving credit facility that expires in April 2011. The credit facility has no financial covenants and is not subject to termination based on a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years. The Company has initiated renewal of the backup credit facility and anticipates completion in the next three months.

(9)  Long-Term Debt

Long-term debt is summarized as follows:

	2009	2010
7.125% notes due August 2010	$500	–
5.75% notes due November 2011	250	250
4.625% notes due October 2012	250	250
4.5% notes due May 2013	250	250
5.625% notes due November 2013	250	250
5.0% notes due December 2014	250	250
4.125% notes due April 2015	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.25% notes due October 2018	400	400
5.0% notes due April 2019	250	250
4.875% notes due October 2019	500	500
4.25% notes due November 2020	–	300
6.0% notes due August 2032	250	250
6.125% notes due April 2039	250	250
5.25% notes due November 2039	–	300
Other	164	157
Long-term debt	4,564	4,657
Less: Current maturities	566	71
Total, net	$3,998	4,586

Long-term debt maturing during each of the four years after 2011 is $284, $560, $251 and $501, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $264, $230 and $235 in 2010, 2009 and 2008, respectively.

The Company has a universal shelf registration statement on file with the SEC under which it could issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10)  Retirement Plans

Retirement plans expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS
	2008	2009	2010	2008	2009	2010
Defined benefit plans:
Service cost (benefits earned during the period)	$48	46	51	23	22	24
Interest cost	167	174	175	45	45	45
Expected return on plan assets	(230)	(243)	(263)	(45)	(37)	(42)
Net amortization	86	70	122	11	17	20
Net periodic pension expense	71	47	85	34	47	47
Defined contribution plans	104	80	81	34	37	36
Total retirement plans expense	$175	127	166	68	84	83

Reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS
	2009	2010	2009	2010
Projected benefit obligation, beginning	$2,699	3,202	843	864
Service cost	46	51	22	24
Interest cost	174	175	45	45
Actuarial loss	408	207	15	112
Benefits paid	(154)	(157)	(37)	(45)
Acquisitions/divestitures, net	–	(15)	3	61
Effect of ASC 715 measurement date adjustment	21	–	8	–
Foreign currency translation and other	8	3	(35)	–
Projected benefit obligation, ending	$3,202	3,466	864	1,061
Fair value of plan assets, beginning	$3,030	2,822	619	634
Actual return on plan assets	(311)	328	3	60
Employer contributions	228	212	75	35
Benefits paid	(154)	(157)	(37)	(45)
Acquisitions/divestitures, net	–	–	–	41
Effect of ASC 715 measurement date adjustment	28	–	6	–
Foreign currency translation and other	1	1	(32)	(11)
Fair value of plan assets, ending	$2,822	3,206	634	714
Net amount recognized in the balance sheet	$(380)	(260)	(230)	(347)

Amounts recognized in the balance sheet:
Noncurrent asset	$–	–	3	5
Noncurrent liability	$(380)	(260)	(233)	(352)
Accumulated other comprehensive loss	$(1,432)	(1,439)	(260)	(338)

Approximately $169 of the $1,777 of losses deferred in accumulated other comprehensive income at September 30, 2010, will be amortized into earnings in 2011. Retirement plans in total were underfunded by $607 as of September 30, 2010.

As of the plans’ September 30, 2010 and 2009 measurement dates, the total accumulated benefit obligation was $4,246 and $3,811, respectively. Also, as of the plans’ respective measurement dates, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $1,120, $1,043 and $618, respectively, for 2010, and $3,575, $3,383 and $2,974, respectively, for 2009.

2010 Annual Report

Future benefit payments for U.S. plans are estimated to be $164 in 2011, $173 in 2012, $184 in 2013, $194 in 2014, $203 in 2015 and $1,137 in total over the five years 2016 through 2020. Based on foreign currency exchange rates as of September 30, 2010, future benefit payments for non-U.S. plans are estimated to be $47 in 2011, $41 in 2012, $46 in 2013, $48 in 2014, $55 in 2015 and $295 in total over the five years 2016 through 2020. In 2011, the Company expects to contribute approximately $150 to its retirement plans.

The weighted-average assumptions used in the valuations of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS
	2008	2009	2010	2008	2009	2010
Assumptions used to determine net pension expense:
Discount rate	6.25%	6.50%	5.50%	5.3%	5.9%	5.3%
Expected return on plan assets	8.00%	8.00%	8.00%	7.3%	6.0%	5.9%
Rate of compensation increase	3.25%	3.25%	3.00%	3.5%	3.5%	3.9%

Assumptions used to determine benefit obligations:
Discount rate	6.50%	5.50%	5.00%	5.9%	5.3%	4.6%
Rate of compensation increase	3.25%	3.00%	3.00%	3.5%	3.9%	3.5%

The discount rate for the U.S. retirement plans was 5.0 percent as of September 30, 2010. An actuarially determined, company-specific yield curve is used to determine the discount rate. Defined benefit pension plan expense for 2011 is expected to be approximately $145 versus $132 in 2010. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years and historical returns of an asset mix approximating Emerson’s asset allocation targets and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past.

The Company’s asset allocations at September 30, 2010 and 2009, and weighted-average target allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS
	2009	2010	TARGET	2009	2010	TARGET
Equity securities	64%	65%	60-70%	53%	51%	50-60%
Debt securities	32%	29%	25-35%	31%	31%	25-35%
Other	4%	6%	3-10%	16%	18%	10-20%
Total	100%	100%	100%	100%	100%	100%

The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The Company continuously monitors the value of assets by class and routinely rebalances to remain within target allocations. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. The bonds strategy also includes a high yield element which is generally shorter in duration. A small portion of U.S. plan assets is allocated to private equity partnerships and real asset fund investments for diversification, providing opportunities for above market returns. Leveraging techniques are not used and the use of derivatives in any fund is limited to exchange-traded futures contracts and is inconsequential.

The fair values of defined benefit plan assets as of September 30, 2010 organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1 follow:

	Level 1	Level 2	Level 3	Total	%
U.S. Equities	$879	457	130	1,466	38%
International Equities	533	256		789	20%
Emerging Market Equities	67	136		203	5%
Corporate Bonds	23	449		472	12%
Government Bonds	6	533		539	14%
High Yield Bonds	2	133		135	3%
Other	33	164	119	316	8%
Total	$1,543	2,128	249	3,920	100%

ASSET CLASSES

U.S. Equities reflects companies domiciled in the U.S., including multinational companies. International Equities is comprised of companies domiciled in developed nations outside the U.S. Emerging Market Equities is comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America.

Government Bonds include investment-grade instruments issued by federal, state and local governments, primarily in the U.S. Corporate Bonds represent investment-grade debt of issuers primarily from the U.S. High Yield Bonds include non-investment-grade debt from a diverse group of developed market issuers.

Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture and exchange-traded real estate funds, life insurance contracts (U.S.) and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

FAIR VALUE HIERARCHY CATEGORIES

Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value.

Equity securities categorized as Level 2 assets are primarily non-exchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets.

Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either broker/dealer quotation or market-observed pricing for the underlying assets.

U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transferability restrictions, prevailing discount rates, volatilities, credit ratings and other factors.

In the Other class, interests in mixed assets funds are Level 2 and U.S. life insurance contracts and non-U.S. general fund investments and insurance arrangements are Level 3.

A reconciliation of the change in value for Level 3 assets follows:

Beginning balance, September 30, 2009	$221
Gains/(Losses) on assets held	28
Gains/(Losses) on assets sold	(9)
Purchases, sales and settlements, net	9
Ending balance, September 30, 2010	$249

2010 Annual Report

(11)  Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2008	2009	2010
Service cost	$5	4	5
Interest cost	29	30	24
Net amortization	27	15	1
Net postretirement expense	$61	49	30

Reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2009	2010
Benefit obligation, beginning	$465	499
Service cost	4	5
Interest cost	30	24
Actuarial (gain)/loss	24	(36)
Benefits paid	(34)	(32)
Plan amendments	–	(34)
Acquisitions/divestitures and other	10	(9)
Benefit obligation, ending, recognized in balance sheet	$499	417

Approximately $8 of $65 of credits deferred in accumulated other comprehensive income at September 30, 2010 will be amortized into earnings in 2011. The assumed discount rates used in measuring the benefit obligations as of September 30, 2010, 2009 and 2008, were 4.25 percent, 5.0 percent and 6.5 percent, respectively. The assumed health care cost trend rate for 2011 is 8.0 percent, declining to 5.0 percent in the year 2017, and for 2010 was 8.5 percent, declining to 5.0 percent in the year 2017. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease 2010 postretirement expense and the benefit obligation as of September 30, 2010 less than 5 percent. The Company estimates that future health care benefit payments will be $39 in 2011, $39 in 2012, $38 in 2013, $37 in 2014, $36 in 2015 and $160 in total over the five years 2016 through 2020.

(12)  Contingent Liabilities and Commitments

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management’s estimates of the outcomes of these matters; the Company’s experience in contesting, litigating and settling similar matters; and any related insurance coverage. Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company.

The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, as examples, environmental or unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

At September 30, 2010, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

(13)  Income Taxes

Pretax earnings from continuing operations consist of the following:

	2008	2009	2010
United States	$1,756	1,169	1,303
Non-U.S.	1,889	1,281	1,576
Total pretax earnings from continuing operations	$3,645	2,450	2,879

The principal components of income tax expense follow:

	2008	2009	2010
Current:
Federal	$531	230	496
State and local	50	25	33
Non-U.S.	488	313	413

Deferred:
Federal	69	149	(55)
State and local	(4)	9	(1)
Non-U.S.	(9)	(38)	(38)
Income tax expense	$1,125	688	848

Reconciliations of the U.S. federal statutory tax rate to the Company’s effective tax rate follow:

	2008	2009	2010
Federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	0.8	0.9	0.7
Non-U.S. rate differential	(3.9)	(4.6)	(4.5)
Non-U.S. tax holidays	(0.9)	(2.0)	(2.2)
U.S. manufacturing deduction	(0.7)	(0.8)	(0.6)
Other	0.6	(0.4)	1.0
Effective income tax rate	30.9%	28.1%	29.4%

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next five years.

Following are reconciliations of the beginning and ending balances of unrecognized tax benefits before recoverability of cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2009	2010
Beginning balance, at October 1	$168	159
Additions for current year tax positions	17	48
Additions for prior years tax positions	14	20
Reductions for prior years tax positions	(24)	(34)
Reductions for settlements with tax authorities	(10)	(10)
Reductions for expirations of statute of limitations	(6)	(13)
Ending balance, at September 30	$159	170

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $132. Acquired positions of $27 in 2010 are included in additions for the current year. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(1) and $6 in 2010 and 2009, respectively. As of September 30, 2010 and 2009, total accrued interest and penalties were $37 and $33, respectively.

2010 Annual Report

The United States is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are substantially complete through fiscal 2007. The status of state and non-U.S. tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2009	2010
Deferred tax assets:
Net operating losses and tax credits	$279	281
Accrued liabilities	186	225
Postretirement and postemployment benefits	181	153
Employee compensation and benefits	160	225
Pensions	118	143
Other	150	137
Total	1,074	1,164
Valuation allowances	(103)	(105)
Deferred tax liabilities:
Intangibles	(587)	(918)
Property, plant and equipment	(233)	(265)
Leveraged leases	(59)	(52)
Other	(75)	(84)
Total	(954)	(1,319)
Net deferred income tax asset (liability)	$17	(260)

At September 30, 2010 and 2009, respectively, net current deferred tax assets were $374 and $290, and net noncurrent deferred tax liabilities were $634 and $273. Total income taxes paid were approximately $890, $780 and $1,110 in 2010, 2009 and 2008, respectively. The majority of the $281 net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14)  Stock-Based Compensation

The Company’s stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

STOCK OPTIONS

The Company’s stock option plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the average of the high and low prices of the Company’s common stock on the date of grant, generally vest one-third each year and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. At September 30, 2010, approximately 7.6 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2010, follow:

	AVERAGE		TOTAL	AVERAGE
	EXERCISE PRICE		INTRINSIC VALUE	REMAINING
(SHARES IN THOUSANDS)	PER SHARE	SHARES	OF AWARDS	LIFE (YEARS)
Beginning of year	$36.09	16,245
Options granted	$42.09	623
Options exercised	$27.48	(2,898)
Options canceled	$42.45	(301)
End of year	$38.04	13,669	$203	5.9
Exercisable at year end	$37.47	9,504	$147	5.0

The weighted-average grant date fair value per option granted was $8.51, $4.45 and $10.59 for 2010, 2009 and 2008, respectively. Cash received for option exercises was $53 in 2010, $33 in 2009 and $73 in 2008. The total intrinsic value of options exercised was $59, $10 and $75 in 2010, 2009 and 2008, respectively, and the actual tax benefit realized from tax deductions related to option exercises was $4, $7 and $19, respectively.

The grant date fair value of each option is estimated using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2010, 2009 and 2008 are as follows: risk-free interest rate based on the U.S. Treasury yield of 3.0 percent, 2.4 percent and 4.1 percent; dividend yield of 3.2 percent, 4.2 percent and 2.0 percent; and expected volatility based on historical volatility of 25 percent, 22 percent and 17 percent. The expected life of an option is seven years based on historical experience and expected future exercise patterns.

PERFORMANCE SHARES, RESTRICTED STOCK AND RESTRICTED STOCK UNITS

The Company’s incentive shares plans include performance share awards which distribute the value of common stock to key management personnel subject to certain operating performance conditions and other restrictions. Distribution is primarily in shares of common stock and partially in cash. Compensation expense is recognized over the service period based on the number of awards expected to be ultimately earned. Performance share awards are accounted for as liabilities in accordance with ASC 718, Compensation – Stock Compensation, with compensation expense adjusted at the end of each period to reflect the change in fair value of the awards.

As of September 30, 2010, 10,060,964 performance shares were outstanding, which are contingent on accomplishing the Company’s performance objective and the provision of service by the employees. The objective for 4,786,464 performance shares awarded primarily in 2007 was met at the 96 percent performance level at the end of 2010. Of these, the value of 2,871,878 shares will be distributed in early 2011 while the value of 1,914,586 shares remains subject to the employees providing one additional year of service. The remaining 5,274,500 performance shares (primarily awarded in 2010) are contingent on achieving the Company’s performance objective through 2013 and the provision of service by the employees.

Incentive shares plans also include restricted stock awards, which involve distribution of common stock to key management personnel subject to cliff vesting at the end of service periods ranging from three to 10 years. The fair value of these awards is determined based on the average of the high and low price of the Company’s common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2010, 260,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements and, accordingly, 157,388 shares were issued while 102,612 shares were withheld for income taxes in accordance with minimum withholding requirements. The Company also performed a one-time conversion of outstanding Avocent stock awards in conjunction with the acquisition and during 2010, 685,755 of these shares vested, with 467,452 Emerson shares issued and 218,303 shares withheld for taxes in accordance with minimum withholding requirements. As of September 30, 2010, there were 2,222,379 non-vested shares of restricted stock outstanding, including 254,379 shares related to the one-time Avocent conversion.

Changes in awards outstanding but not yet earned under the incentive shares plans during the year ended September 30, 2010 follow:

		AVERAGE GRANT DATE
(SHARES IN THOUSANDS)	SHARES	FAIR VALUE PER SHARE
Beginning of year	6,969	$40.59
Granted	6,730	$39.12
Earned/vested	(946)	$40.27
Canceled	(470)	$41.08
End of year	12,283	$39.76

The total fair value of shares vested under the incentive shares plans was $42, $3 and $253, respectively, in 2010, 2009 and 2008, of which $15, $1 and $104, respectively, was paid in cash, primarily for tax withholding. As of September 30, 2010, approximately 10 million shares remained available for award under the incentive shares plans.

Total compensation expense for the stock option and incentive shares plans was $217, $54 and $82, for 2010, 2009 and 2008, respectively. The increase from 2009 to 2010 reflects overlap of two performance share programs during the year (2007 awards for performance through 2010 and 2010 awards for performance through 2013) and a higher stock price in the current year. The decrease from 2008 to 2009 reflects no performance share program overlap in 2009 and expense accrual at a lower overall performance percentage. Income tax benefits recognized in the income statement for these compensation arrangements during 2010, 2009 and 2008 were $65, $13 and $21, respectively. As of September 30, 2010, there was $270 of total unrecognized compensation cost related to non-vested awards granted under these plans, which is expected to be recognized over a weighted-average period of 2.4 years.

In addition to the stock option and incentive shares plans, in 2010 the Company awarded 25,610 shares of restricted stock and 5,122 restricted stock units under the restricted stock plan for non-management directors. As of September 30, 2010, 338,122 shares remained available for issuance under this plan.

2010 Annual Report

(15) Common Stock

At September 30, 2010, approximately 42 million shares of common stock were reserved for issuance under the Company’s stock-based compensation plans. During 2010, 2.1 million common shares were repurchased and 2.9 million treasury shares were issued.

(16)  Business Segments Information

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell. The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions that provide precision control, monitoring and asset optimization for plants that produce power or process fluids such as petroleum, chemicals, food and beverages, pulp and paper and pharmaceuticals. The Industrial Automation segment provides commercial and industrial motors and drives, power transmission and materials handling equipment, alternators, materials joining and precision cleaning products, fluid power and control mechanisms and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The Network Power segment designs, manufactures, installs and maintains power systems, including power conditioning and uninterruptible AC and DC power supplies, embedded power supplies, precision cooling systems, electrical switching equipment, and integrated infrastructure monitoring and management systems for telecommunications networks, data centers and other critical applications. The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring services to all elements of the climate control industry. The Tools and Storage segment provides tools for professionals and homeowners, home and commercial storage systems, and appliance solutions. The principal distribution method for each segment is a direct sales force, although the Company also uses independent sales representatives and distributors. Certain of the Company’s international operations are subject to risks such as nationalization of operations, significant currency exchange rate fluctuations and restrictions on the movement of funds.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment selling prices approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements are primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets include primarily cash and equivalents, investments and certain fixed assets.

Summarized below is information about the Company’s operations by business segment and by geographic region (also see Notes 3 through 6). In conjunction with the sale of the appliance motors and U.S. commercial and industrial motors businesses, segment disclosures reflect the reclassification of those businesses into discontinued operations, and the movement of the retained hermetic motors business from Tools and Storage (formerly Appliance and Tools) to Industrial Automation.
BUSINESS SEGMENTS

	SALES			EARNINGS			TOTAL ASSETS
	2008	2009	2010	2008	2009	2010	2008	2009	2010
Process Management	$6,548	6,135	6,022	1,301	1,060	1,093	5,093	5,283	5,406
Industrial Automation	5,389	4,172	4,289	865	470	591	3,553	3,420	3,688
Network Power	6,416	5,456	5,828	807	579	800	5,492	4,973	8,072
Climate Technologies	3,822	3,197	3,801	569	411	691	2,201	2,131	2,172
Tools and Storage	2,248	1,725	1,755	421	276	357	1,957	1,804	1,314
	24,423	20,685	21,695	3,963	2,796	3,532	18,296	17,611	20,652
Differences in accounting methods				223	179	195
Corporate and other (a)				(353)	(305)	(587)	2,744	2,152	2,191
Sales eliminations/Interest	(672)	(583)	(656)	(188)	(220)	(261)
Total	$23,751	20,102	21,039	3,645	2,450	2,879	21,040	19,763	22,843

(a)
Corporate and other increased from 2009 to 2010 primarily reflecting higher incentive stock compensation expense related to an increase in the Company’s stock price and the overlap of two incentive stock compensation plans in the current year (see Note 14), and acquisition costs. Corporate and other decreased from 2008 to 2009 primarily because of lower incentive stock compensation expense and lower commodity mark-to-market impact, partially offset by lower nonrecurring gains.

				DEPRECIATION AND
	INTERSEGMENT SALES			AMORTIZATION EXPENSE			CAPITAL EXPENDITURES
	2008	2009	2010	2008	2009	2010	2008	2009	2010
Process Management	$5	2	3	148	166	183	144	100	105
Industrial Automation	570	499	570	135	143	150	144	99	114
Network Power	15	16	31	149	155	205	127	100	103
Climate Technologies	53	43	46	139	138	148	128	83	104
Tools and Storage	29	23	6	115	96	95	92	64	57
Corporate and other				21	29	35	79	85	41
Total	$672	583	656	707	727	816	714	531	524

GEOGRAPHIC

	SALES BY DESTINATION			PROPERTY, PLANT AND EQUIPMENT
	2008	2009	2010	2008	2009	2010
United States	$10,444	8,686	9,101	2,032	2,010	1,839
Europe	5,652	4,341	4,309	670	717	683
Asia	4,450	4,312	4,858	516	525	505
Latin America	1,180	1,004	1,065	229	227	229
Other regions	2,025	1,759	1,706	60	21	31
Total	$23,751	20,102	21,039	3,507	3,500	3,287

Asia includes sales in China of $2,692, $2,306 and $2,229 for 2010, 2009 and 2008, respectively.

(17)  Other Financial Data

Items reported in earnings during the years ended September 30 include the following:
	2008	2009	2010
Depreciation	$557	543	562
Research and development expense	$458	460	473
Rent expense	$337	363	353

The Company leases facilities, transportation and office equipment and various other items under operating lease agreements. The minimum annual rentals under noncancellable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $223 in 2011, $159 in 2012, $108 in 2013, $74 in 2014 and $54 in 2015.

Items reported in accrued expenses include the following:

	2009	2010
Employee compensation	$536	683
Customer advanced payments	$315	385
Product warranty	$199	224

2010 Annual Report

Other liabilities are summarized as follows:

	2009	2010
Deferred income taxes	$406	762
Pension plans	613	612
Postretirement plans, excluding current portion	460	380
Other	624	702
Total	$2,103	2,456

Other operating cash flow is comprised of the following:

	2008	2009	2010
Pension expense	$105	94	132
Stock compensation expense	82	54	217
(Gain)/Loss on sale of businesses, net of tax	50	–	(167)
Other	20	123	15
Total	$257	271	197

(18) Quarterly Financial Information (Unaudited)

	FIRST		SECOND		THIRD		FOURTH		FULL
	QUARTER		QUARTER		QUARTER		QUARTER		YEAR
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
Net sales	$5,206	4,828	4,882	4,953	4,884	5,417	5,130	5,841	20,102	21,039
Gross profit	$1,958	1,868	1,804	1,963	1,802	2,164	1,996	2,331	7,560	8,326
Earnings from continuing operations common stockholders	$456	417	372	408	383	581	504	572	1,715	1,978
Net earnings common stockholders	$458	425	373	405	387	585	506	749	1,724	2,164

Earnings per common share from continuing operations:
Basic	$0.60	0.55	0.49	0.54	0.51	0.77	0.67	0.76	2.27	2.62
Diluted	$0.59	0.55	0.49	0.54	0.51	0.76	0.67	0.75	2.26	2.60

Net earnings per common share:
Basic	$0.60	0.56	0.50	0.54	0.52	0.78	0.67	0.99	2.29	2.87
Diluted	$0.60	0.56	0.49	0.53	0.51	0.77	0.67	0.98	2.27	2.84

Dividends per common share	$0.33	0.335	0.33	0.335	0.33	0.335	0.33	0.335	1.32	1.34

Common stock prices:
High	$39.19	43.71	39.10	51.10	37.35	53.73	41.24	53.82	41.24	53.82
Low	$29.98	37.45	24.87	41.22	29.53	42.69	30.63	42.73	24.87	37.45

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure. Certain prior year amounts have been reclassified to conform to the current year presentation, including operating results which have been reclassified as discontinued operations. See Note 3.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended September 30, 2010. We also have audited Emerson Electric Co.’s internal control over financial reporting as of September 30, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Also as discussed in Note 1 to the consolidated financial statements, effective September 30, 2009, the Company changed its method of accounting for defined benefit pension and postretirement plans by adopting the measurement date provision of ASC 715, and effective October 1, 2009, the Company changed its method of accounting for business combinations (ASC 805), noncontrolling interests (ASC 810) and earnings per share (ASC 260).

/s/ KPMG LLP
St. Louis, Missouri
November 23, 2010

2010 Annual Report

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson’s operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes in which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include, but are not limited to, the following: (i) current and future business environment, including interest rates, currency exchange rates and capital and consumer spending; (ii) potential volatility of the end markets served; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) U.S. and foreign government laws and regulations, including taxes and restrictions; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stability of governments and business conditions in foreign countries, including emerging economies, which could result in nationalization of facilities or disruption of operations; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.