Form 10-K, Exhibit 13
period 2011-09-30
EMERSON ELECTRIC CO
filed 2011-11-22
CIK 32604

Exhibit 13

FINANCIAL REVIEW

Report of Management

The Company’s management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2011 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company’s disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2011.

The Company’s auditor, KPMG LLP, an independent  registered public accounting firm, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

/s/ David N. Farr	/s/ Frank J. Dellaquila
David N. Farr	Frank J. Dellaquila
Chairman of the Board	Senior Vice President
and Chief Executive Officer	and Chief Financial Officer

12 | 2011 Emerson

Results of Operations
Years ended September 30 | Dollars in millions, except per share amounts

				CHANGE	CHANGE
	2009	2010	2011	2009 - 2010	2010 - 2011
Net sales	$20,102	21,039	24,222	5%	15%
Gross profit	$7,560	8,326	9,557	10%	15%
Percent of sales	37.6%	39.6%	39.5%
SG&A	$4,416	4,817	5,328
Percent of sales	22.0%	22.9%	22.0%
Other deductions, net	$474	369	375
Interest expense, net	$220	261	223
Earnings from continuing operations before income taxes	$2,450	2,879	3,631	18%	26%
Percent of sales	12.2%	13.7%	15.0%
Earnings from continuing operations common stockholders	$1,715	1,978	2,454	15%	24%
Net earnings common stockholders	$1,724	2,164	2,480	26%	15%
Percent of sales	8.6%	10.3%	10.2%
Diluted EPS – Earnings from continuing operations	$2.26	2.60	3.24	15%	25%
Diluted EPS – Net earnings	$2.27	2.84	3.27	25%	15%
Return on common stockholders’ equity	19.5%	23.6%	24.6%
Return on total capital	16.2%	18.9%	19.6%

OVERVIEW

The Company achieved strong sales growth and record earnings and earnings per share in 2011, led by innovative technology, improved economic conditions in industrial end markets, continued expansion in emerging markets and repositioning efforts in previous periods. Worldwide gross fixed investment continues to recover, however the economic environment remains uncertain amidst mixed macroeconomic indicators, including weakening trends in the U.S. and Europe. Consumer spending and residential construction remain weak. Fiscal year 2011 sales increased 15 percent and earnings per share from continuing operations of $3.24 were up 25 percent. Net sales were up in all segments and major geographic regions for the year, aided by acquisitions and foreign currency translation. Earnings increased for Process Management and Industrial Automation on very strong sales growth, while Tools and Storage and Climate Technologies reported moderate sales and earnings growth. Earnings declined in the Network Power segment on weakness in Asia and the embedded computing and power business, and the impact of higher amortization and other costs related to the Chloride and Avocent acquisitions. Fourth quarter sales and earnings growth were strong for Process Management and Industrial Automation, modest for Tools and Storage, and down for Climate Technologies on lower volume. Fourth quarter Network Power segment sales growth was strong due to the Chloride acquisition and modest underlying growth, while earnings declined slightly as improvement in the network power systems business was offset by weakness  in the embedded computing and power business. For 2011 the Company generated operating cash flow of  $3.2 billion and free cash flow (operating cash flow less capital expenditures) of $2.6 billion. Emerson is well positioned for future sales and earnings growth given its strong financial position, global footprint that includes rapid expansion in emerging markets, and a focus on products and technology.

NET SALES

Net sales for 2011 were $24.2 billion, an increase of $3,183 million, or 15 percent from 2010. Sales grew in all segments, led by Industrial Automation, Network Power and Process Management, which were up $1,005 million, $983 million and $978 million, respectively. Consolidated results reflect an 11 percent ($2,216 million) increase in underlying sales (which exclude acquisitions and foreign currency translation), a 2 percent ($623 million) contribution from acquisitions, and a 2 percent ($344 million) favorable impact from foreign currency translation. Underlying sales reflect volume gains of

Annual Report | 13

10 percent and an estimated 1 percent from higher selling prices as sales increased 13 percent internationally, including Asia (11 percent), Europe (11 percent), Latin America (20 percent), Middle East/Africa (16 percent) and Canada (20 percent). Underlying sales increased 8 percent in the United States.

Net sales for 2010 were $21.0 billion, an increase of $937 million, or 5 percent from 2009. Sales growth was strong in Climate Technologies, aided by China stimulus programs, while Network Power, Tools and Storage, and Industrial Automation increased primarily due to acquisitions and favorable foreign currency translation. Process Management was down as end markets were strongly impacted by the economic slowdown. Consolidated results reflected a 1 percent ($102 million) decline in underlying sales, a 4 percent ($738 million) contribution from acquisitions and a 2 percent ($301 million) favorable impact from foreign currency translation. Underlying sales reflected a decline in volume as sales decreased 2 percent internationally, including Europe (7 percent), Middle East/Africa (10 percent), Canada (9 percent) and Latin America (2 percent), partially offset by an increase in Asia (7 percent). Underlying sales increased 1 percent in the United States.

INTERNATIONAL SALES

Emerson is a global business for which international sales, including non-U.S. acquisitions, have grown over the years and now represent 59 percent of the Company’s total sales. The Company expects this trend to continue due to faster economic growth in emerging markets in Asia, Latin America, Eastern Europe and Middle East/Africa.

International destination sales, including U.S. exports, increased approximately 20 percent, to $14.3 billion in 2011, reflecting increases in Network Power, Industrial Automation and Process Management as well as benefits from acquisitions. U.S. exports of $1,520 million were up 15 percent compared with 2010. Underlying destination sales increased 11 percent in Asia, including 12 percent growth in China, 11 percent in Europe, 20 percent in Latin America, 16 percent in Middle East/Africa and 20 percent in Canada. International subsidiary sales, including shipments to the United States, were $12.8 billion in 2011, up 20 percent from 2010. Excluding an 8 percent net favorable impact from acquisitions and foreign currency translation, international subsidiary sales increased 12 percent compared with 2010.

International destination sales, including U.S. exports, increased approximately 5 percent, to $11.9 billion in 2010, reflecting increases in Climate Technologies, Network Power and Industrial Automation as well as benefits from acquisitions and a weaker U.S. dollar. U.S. exports of $1,317 million were up 9 percent compared with 2009. Underlying destination sales decreased 7 percent in Europe, 10 percent in Middle East/Africa and 2 percent in Latin America, partially offset by a 7 percent increase in Asia that includes 13 percent growth in China. International subsidiary sales, including shipments to the United States, were $10.7 billion in 2010, up 4 percent from 2009. Excluding a 7 percent net favorable impact from acquisitions and foreign currency translation, international subsidiary sales decreased 3 percent compared with 2009.

ACQUISITIONS

The Company acquired several small businesses during 2011, mainly in the Process Management and Climate Technologies segments, all of which were complementary to the existing business portfolio. Total cash paid for all businesses in 2011 was approximately $232 million. Annualized sales for businesses acquired in 2011 were approximately $100 million. See Note 3 for additional information.

In 2010, the Company acquired Chloride Group PLC and Avocent Corporation. Chloride provides commercial and industrial uninterruptible power supply systems and services, which significantly strengthened the Company’s network power systems business in Europe. Avocent is a leader in delivering solutions that enhance companies’ integrated data center management capabilities and the acquisition strongly positioned the Company to benefit from the growing importance of infrastructure management in data centers worldwide. Chloride and Avocent, together with the Company’s other existing offerings, create a global leader in providing integrated data center management solutions. The Company also acquired SSB

14 | 2011 Emerson

Group GmbH and several smaller businesses during 2010. SSB designs and manufactures electrical pitch systems and controls used in wind turbine generators for the alternative energy market. Total cash paid for all businesses in 2010 was approximately $2,843 million. Additionally, the Company assumed debt of $169 million. Annualized sales for businesses acquired in 2010 were approximately $1,100 million. Also see Note 3.

COST OF SALES

Costs of sales for 2011 and 2010 were $14.7 billion and $12.7 billion, respectively. Gross profit of $9.6 billion and $8.3 billion, respectively, resulted in gross margins of 39.5 percent and 39.6 percent. The increase in gross profit primarily reflects higher volume and leverage, acquisitions, and savings from cost reduction actions in prior periods. Higher materials costs were only partially offset by price increases, diluting margins. Materials cost pressures persisted throughout the year. The Company continues working to balance cost increases with pricing actions.

Costs of sales for 2010 and 2009 were $12.7 billion and $12.5 billion, respectively. Gross profit of $8.3 billion and $7.6 billion, respectively, resulted in gross margins of 39.6 percent and 37.6 percent. The increase in gross profit primarily reflected acquisitions, savings from rationalization and other cost reduction actions and favorable foreign currency translation, partially offset by a decline in volume. The two percentage point gross margin increase primarily reflected savings from cost reduction actions and materials cost containment. The Company’s provision for inventory obsolescence decreased $29 million in 2010 due to improving economic conditions and a lower average inventory balance.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses for 2011 were $5.3 billion, or 22.0 percent of net sales, compared with $4.8 billion, or 22.9 percent of net sales for 2010. The $511 million increase was primarily due to higher sales volume and the impact of acquisitions. The decrease as a percent of sales was due to volume leverage, cost reduction savings and a $96 million decrease in incentive stock compensation expense reflecting changes in the Company’s stock price and a reduced impact from incentive stock plans overlap compared to prior year (see Note 14), partially offset by acquisitions and higher wage and other costs.

SG&A expenses for 2010 were $4.8 billion, or 22.9 percent of net sales, compared with $4.4 billion, or 22.0 percent of net sales for 2009. The $401 million increase was primarily due to acquisitions and higher incentive stock compensation expense of $163 million related to an increase in the Company’s stock price and the overlap of two stock plans in 2010, partially offset by cost reduction savings. The increase as a percent of sales was primarily the result of higher incentive stock compensation expense, partially offset by savings from cost reduction actions.

OTHER DEDUCTIONS, NET

Other deductions, net were $375 million in 2011, a $6 million increase from 2010 that primarily reflects higher amortization expense of $85 million and a $19 million impairment charge, partially offset by a decrease in rationalization expense of $45 million, lower acquisition-related costs and a $15 million gain related to the acquisition of full ownership of a Process Management joint venture in India. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs, respectively.

Other deductions, net were $369 million in 2010, a $105 million decrease from 2009 that primarily reflected decreased rationalization expense of $158 million and lower foreign currency transaction losses compared to the prior year, partially offset by higher amortization expense of $68 million and lower gains versus the prior year.

INTEREST EXPENSE, NET

Interest expense, net was $223 million, $261 million and $220 million in 2011, 2010 and 2009, respectively. The decrease of $38 million in 2011 was primarily due to lower average long-term borrowings. The $41 million increase in 2010 was primarily due to higher average long-term borrowings, reflecting acquisitions.

INCOME TAXES

Income taxes were $1,127 million, $848 million and $688 million for 2011, 2010 and 2009, respectively, resulting in effective tax rates of 31 percent, 29 percent and 28 percent. The higher 2011 effective tax rate primarily reflects a change in the mix of regional pretax income due to stronger earnings growth in the United States, where tax rates are generally higher than internationally, and lower benefits versus 2010 from non-U.S. tax holidays and a $30 million capital loss tax benefit from restructuring at a foreign subsidiary. The higher effective tax rate in 2010 compared with 2009 primarily reflects changes in the mix of pretax income which increased in the United States and Europe, and the $30 million capital loss benefit in 2010 compared to a $44 million net operating loss carryforward benefit in 2009.

Annual Report | 15

EARNINGS FROM CONTINUING OPERATIONS

Earnings and earnings per share from continuing operations common stockholders were $2.5 billion and $3.24, respectively, for 2011, increases of 24 percent and 25 percent, compared with $2.0 billion and $2.60 for 2010. Earnings increased primarily due to higher sales and resulting leverage, cost reduction savings, a decrease in incentive stock compensation expense and lower interest expense, slightly offset by higher materials and wage costs. Earnings improved $309 million in Process Management, $239 million in Industrial Automation, $18 million in Tools and Storage, and $18 million in Climate Technologies, slightly offset by a $44 million decrease in Network Power. See the Business Segments discussion that follows and Note 16 for additional information.

Earnings and earnings per share from continuing operations common stockholders were $2.0 billion and $2.60, respectively, for 2010, both increases of 15 percent, compared with $1.7 billion and $2.26 for 2009. Earnings increased in all segments, reflecting decreased rationalization expense, savings from cost reduction actions and favorable foreign currency translation. Earnings improved $280 million in Climate Technologies, $221 million in Network Power, $121 million in Industrial Automation, $81 million in Tools and Storage and $33 million in Process Management. Earnings per share were negatively impacted $0.10 per share by the Avocent and Chloride acquisitions, including acquisition accounting charges, the expensing of deal costs and interest expense.

DISCONTINUED OPERATIONS

In the fourth quarter of 2011, the Company sold its heating elements unit for $73 million, resulting in an after-tax gain of $21 million ($30 million of income taxes). Fourth quarter 2011 heating elements sales were $12 million and net earnings were $1 million. The after-tax gain on divestiture and fourth quarter operating results for heating elements, and the impact of finalizing the 2010 Motors and LANDesk divestitures, have been classified as discontinued operations for 2011. Prior fiscal 2011 quarters and prior year results of operations for heating elements were inconsequential and have not been reclassified.

LANDesk (acquired with Avocent in 2010) was sold in the fourth quarter of 2010 for proceeds of approximately $230 million, resulting in an after-tax gain of $12 million ($10 million of income taxes). LANDesk was classified as discontinued operations throughout 2010. Also in the fourth quarter of 2010, the Company sold its appliance motors and U.S. commercial and industrial motors businesses (Motors) for proceeds of $622 million, resulting in an after-tax gain of $155 million ($126 million of income taxes). Motors had total annual sales of $827 million and $813 million and net earnings, excluding the divestiture gain, of $38 million and $9 million in 2010 and 2009, respectively. Results of operations for Motors have been reclassified into discontinued operations for 2010 and prior.

As noted above, 2011 income from discontinued operations includes the fourth quarter operating results and gain on disposition for heating elements. Income from discontinued operations in 2010 reflects the Motors and LANDesk divestitures and includes both operating results for the year and the gains on disposition. The income from discontinued operations reported for 2009 relates only to the operations of the Motors businesses. See Acquisitions and Divestitures discussion in Note 3 for additional information regarding discontinued operations.

NET EARNINGS, RETURN ON EQUITY AND RETURN ON TOTAL CAPITAL

Net earnings common stockholders were $2.5 billion and net earnings per share common stockholders were $3.27 for 2011, both increases of 15 percent compared with 2010, due to the same factors discussed previously, plus $26 million related to discontinued operations. Net earnings common stockholders as a percent of net sales were 10.2 percent and 10.3 percent in 2011 and 2010. Return on common stockholders’ equity (net earnings common stockholders divided by average common stockholders’ equity) was 24.6 percent in 2011 compared with 23.6 percent in 2010. Return on total capital was 19.6 percent in 2011 compared with 18.9 percent in 2010, and is computed as net earnings common stockholders

16 | 2011 Emerson

excluding after-tax net interest expense, divided by average common stockholders’ equity plus short- and long-term debt less cash and short-term investments.

Net earnings common stockholders were $2.2 billion and net earnings per share common stockholders were $2.84 for 2010, increases of 26 percent and 25 percent compared with 2009, respectively, including both the Motors and LANDesk divestiture gains. Net earnings common stockholders as a percent of net sales were 10.3 percent and 8.6 percent in 2010 and 2009. Return on common stockholders’ equity was 23.6 percent in 2010 compared with 19.5 percent in 2009. Return on total capital was 18.9 percent in 2010 compared with 16.2 percent in 2009. Net earnings common stockholders in all years included the aforementioned results from discontinued operations.

Business Segments

Following is an analysis of segment results for 2011 compared with 2010, and 2010 compared with 2009.  The Company defines segment earnings as earnings before interest and income taxes.

PROCESS MANAGEMENT

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2009	2010	2011	‘09 - ‘10	‘10 - ‘11
Sales	$6,135	6,022	7,000	(2)%	16%
Earnings	$1,060	1,093	1,402	3%	28%
Margin	17.3%	18.1%	20.0%

2011 vs. 2010 – Process Management sales were $7.0 billion in 2011, an increase of $978 million as all businesses reported higher sales, led by very strong results for the measurement and flow business, valves business and systems and solutions business as a result of growth in the oil and gas, chemical, power and refining end markets. Underlying sales increased 14 percent on higher volume, which includes some market penetration gains, and foreign currency translation had a 2 percent ($120 million) favorable impact. Underlying sales increased in all major geographic regions, including the United States (14 percent), Asia (18 percent), Europe (8 percent), Canada (38 percent), Latin America (15 percent) and Middle East/Africa (7 percent). Earnings increased 28 percent, to $1,402 million, and margin increased approximately 2 percentage points, primarily due to higher sales volume and resulting leverage, savings from prior period cost reductions, $24 million lower restructuring expense, and an $8 million favorable impact from foreign currency transactions compared to prior year, partially offset by increased business development investments, wages and other costs.

2010 vs. 2009 – Process Management sales were $6.0 billion in 2010, a decrease of $113 million, reflecting a 7 percent decline in underlying sales on lower volume, a 3 percent ($178 million) favorable impact primarily from the Roxar acquisition and a 2 percent ($121 million) favorable impact from foreign currency translation. The valves business reported lower sales primarily as a result of weakness in the chemical, refining and marine markets. Sales for the systems and solutions and measurement and flow businesses were down slightly, while sales for the regulators business were up slightly. Regionally, underlying sales declined in all geographic areas, including 1 percent in the United States, 9 percent each in Asia, Europe and Middle East/Africa, 11 percent in Canada and 10 percent in Latin America. Earnings increased $33 million, to $1,093 million, and margin increased, reflecting savings from significant cost reduction actions, materials cost containment, lower restructuring costs of $20 million and a $17 million favorable impact from foreign currency transactions, partially offset by deleverage on lower sales volume and higher wage costs.

Annual Report | 17

INDUSTRIAL AUTOMATION

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2009	2010	2011	‘09 - ‘10	‘10 - ‘11
Sales	$4,172	4,289	5,294	3%	23%
Earnings	$470	591	830	26%	40%
Margin	11.3%	13.8%	15.7%

2011 vs. 2010 – Industrial Automation sales increased $1,005 million to $5.3 billion in 2011, reflecting improvement in the capital goods end markets. Sales increased in all businesses led by very strong growth in the power generating alternators, fluid automation, electrical drives and power transmission businesses. Underlying sales increased 21 percent and foreign currency translation had a 2 percent ($92 million) favorable impact. The underlying sales growth reflects approximately 18 percent higher volume and an estimated 3 percent benefit from higher selling prices. Underlying sales increased in all regions, including 19 percent in the United States, 21 percent in both Europe and Asia, 49 percent in Middle East/Africa and 36 percent in Latin America. Earnings increased $239 million, to $830 million, and margin increased approximately 2 percentage points, reflecting higher sales volume and resulting leverage, savings from prior period cost reductions, and lower restructuring costs of $16 million, slightly offset by a $9 million unfavorable impact from foreign currency transactions. Higher materials costs were substantially offset by higher selling prices.

2010 vs. 2009 – Industrial Automation sales increased $117 million to $4.3 billion in 2010. Sales results reflected a decline in the power generating alternators and motors business due to weakness in capital spending, while sales increased in all other businesses, including strong growth in the electrical drives and hermetic motors businesses and solid growth in the fluid automation business. An underlying sales decline of 1 percent from lower prices was offset by the System Plast, Trident Power and SSB acquisitions contributing 3 percent ($101 million) and favorable foreign currency translation adding 1 percent ($54 million). Underlying sales decreased 4 percent in Europe and 2 percent in the United States, partially offset by increases in Asia (9 percent) and Latin America (17 percent). Earnings increased $121 million to $591 million for 2010 and margin increased over 2 percentage points as savings from cost reduction efforts were partially offset by unfavorable product mix. Price decreases were offset by lower materials costs.

NETWORK POWER

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2009	2010	2011	‘09 - ‘10	‘10 - ‘11
Sales	$5,456	5,828	6,811	7%	17%
Earnings	$579	800	756	38%	(6)%
Margin	10.6%	13.7%	11.1%

2011 vs. 2010 – Sales for Network Power increased $983 million to $6.8 billion, on underlying sales growth of 6 percent, a positive contribution from the Chloride and Avocent acquisitions of 10 percent ($598 million) and favorable foreign currency translation of 1 percent ($77 million). Led by strong results in the network power systems business worldwide, underlying sales grew 7 percent on higher volume, less an estimated 1 percent decline in pricing. Strong growth in the North American uninterruptible power supply and precision cooling business and the embedded power business was slightly offset by a decrease in the embedded computing business. Underlying sales increased 6 percent in Asia, 3 percent in the United States, 19 percent in Latin America, 5 percent in Europe and 40 percent in Middle East/Africa. Earnings decreased $44 million to $756 million, and margin decreased 2.6 percentage points. Amortization of intangibles increased $67 million due to the Chloride and Avocent acquisitions, and other Chloride acquisition-related costs negatively impacted earnings $24 million. The margin was also reduced by higher labor-related costs in China, unfavorable product mix, higher materials cost, aggressive competitive pricing in the China telecommunications sector, and investment spending on next-generation data center technologies. Earnings benefited from volume leverage and savings from prior period cost reductions.

18 | 2011 Emerson

2010 vs. 2009 – Sales for Network Power increased $372 million to $5.8 billion in 2010, primarily from the Avocent acquisition, a strong increase in the embedded power business and a moderate increase in the network power systems business in Asia, partially offset by decreases in the uninterruptible power supply and precision cooling, energy systems, embedded computing and inbound power systems businesses. Underlying sales declined 2 percent on lower prices, acquisitions had a 7 percent ($370 million) favorable impact and foreign currency translation had a 2 percent ($90 million) favorable impact. Geographically, underlying sales were flat in the United States, while sales decreased in Europe (13 percent), Latin America (5 percent), Canada (17 percent) and Middle East/Africa (34 percent). Sales increased in Asia (6 percent). Earnings increased $221 million to $800 million, and margin increased over 3 percentage points largely as a result of cost savings from aggressive restructuring actions taken in 2009, particularly in the embedded computing and energy systems businesses, as well as lower restructuring expense of $93 million and a $17 million favorable impact from foreign currency transactions. Lower selling prices were partially offset by materials cost containment.

CLIMATE TECHNOLOGIES

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2009	2010	2011	‘09 - ‘10	‘10 - ‘11
Sales	$3,197	3,801	3,995	19%	5%
Earnings	$411	691	709	68%	3%
Margin	12.9%	18.2%	17.8%

2011 vs. 2010 – Climate Technologies reported sales of $4.0 billion for 2011, a $194 million increase that reflects a strong increase in the compressor business, partially offset by share loss in the temperature controls business and a decrease in the temperature sensors business. The North American refrigeration and air conditioning end markets experienced solid growth while results in Asia were strong despite prior year growth that benefited from stimulus programs in China. Sales growth reflects a 3 percent underlying increase, including an estimated 2 percent from higher selling prices and approximately 1 percent from higher volume, a 1 percent ($42 million) favorable impact from foreign currency translation and a 1 percent ($28 million) positive contribution from acquisitions. Underlying sales increased 7 percent internationally, including 7 percent in Asia, 26 percent in Latin America and 3 percent in Europe, while sales were flat in the United States due to the decline in the temperature controls business. Earnings increased 3 percent to $709 million, due to savings from prior period cost reductions and higher sales volume in the compressor business. The margin was diluted by higher materials and other costs, which were partially offset by higher selling prices, and deleverage in the temperature controls business.

2010 vs. 2009 – Climate Technologies reported sales of $3.8 billion for 2010, a $604 million increase, reflecting increases across all businesses, including compressors, temperature sensors and heater controls. Sales growth was strong in Asia and North America, aided by stimulus programs in support of mandated higher efficiency standards in China, growth in U.S. air conditioning and refrigeration markets and a change in refrigerant requirements in the U.S. Underlying sales increased approximately 16 percent on higher volume, which included slight new product penetration gains, acquisitions added 2 percent ($55 million) and foreign currency translation had a 1 percent ($22 million) favorable impact. The underlying sales increase reflected a 12 percent increase in the United States and 22 percent internationally, including increases of 47 percent in Asia and 21 percent in Latin America, partially offset by a decline of 4 percent in Europe. Earnings increased $280 million to $691 million, primarily due to higher sales volume, savings from cost reduction actions, lower restructuring expense of $35 million and a $15 million commercial litigation charge included in 2009 costs. The margin increase in excess of 5 percentage points reflected leverage on higher sales volume, savings from cost reduction actions in prior periods and materials cost containment, partially offset by lower prices and unfavorable product mix.

TOOLS AND STORAGE

				CHANGE	CHANGE
(DOLLARS IN MILLIONS)	2009	2010	2011	‘09 - ‘10	‘10 - ‘11
Sales	$1,725	1,755	1,837	2%	5%
Earnings	$276	357	375	29%	5%
Margin	16.0%	20.3%	20.4%

2011 vs. 2010 – Sales for Tools and Storage were $1.8 billion in 2011, an $82 million increase. Sales growth reflects an underlying increase of 5 percent, including approximately 4 percent from higher volume and an estimated 1 percent from higher selling prices, and favorable foreign currency translation of 1 percent ($13 million), partially offset by a negative 1 percent ($21 million) impact from the heating elements unit divestiture. The sales increase was led by very strong growth in the professional tools and commercial storage businesses and modest growth in the food waste disposers business, partially offset by decreases in the consumer-related wet/dry vacuums and residential storage businesses due to continued weak U.S. residential construction markets. Underlying sales increased 5 percent in the United States and 11 percent

Annual Report | 19

internationally. Earnings for 2011 were $375 million, an increase of $18 million, reflecting earnings growth in the professional tools business partially offset by lower earnings in the wet/dry vacuums, residential storage and food waste disposers businesses. The margin increased on higher sales volume and resulting leverage in the professional tools business as well as savings from prior period cost reductions, largely offset by higher freight costs and unfavorable product mix. Higher materials costs were substantially offset by price increases.

2010 vs. 2009 – Sales for Tools and Storage were $1.8 billion in 2010, a $30 million increase from 2009. Strong growth in the tools and food waste disposers businesses was partially offset by a decline in the residential storage business, due to weakness in the U.S. residential construction markets. The sales increase reflected a 1 percent decrease in underlying sales on lower volume, due to the Company outsourcing its freight operations, with favorable impacts from acquisitions of 2 percent ($34 million) and foreign currency translation of 1 percent ($14 million). Underlying sales in the United States decreased 1 percent while underlying international sales increased 4 percent. Earnings for 2010 were $357 million, an increase of $81 million, and margin increased over 4 percentage points, reflecting earnings growth in the tools, appliances and storage businesses, benefits of cost reduction and restructuring actions in 2009, product mix, lower restructuring expense of $11 million and savings from materials cost containment.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $24 billion and common stockholders’ equity of $10 billion, and has the resources available to reinvest in existing businesses, pursue strategic acquisitions and manage its capital structure on a short-and long-term basis.

CASH FLOW

(DOLLARS IN MILLIONS)	2009	2010	2011
Operating Cash Flow	$3,086	3,292	3,233
Percent of sales	14.8%	15.6%	13.3%
Capital Expenditures	$531	524	647
Percent of sales	2.6%	2.5%	2.7%
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,555	2,768	2,586
Percent of sales	12.2%	13.1%	10.6%
Operating Working Capital	$1,714	1,402	1,705
Percent of sales	8.2%	6.7%	7.0%

Emerson generated operating cash flow of $3.2 billion in 2011, a decrease of 2 percent compared to 2010, reflecting an increase in operating working capital partially offset by higher net earnings. With resumption of growth in the current year, additional investment in working capital has been necessary. Operating cash flow of $3.3 billion in 2010 was a 7 percent increase from $3.1 billion in 2009, reflecting higher earnings in 2010 and continued improvement in working capital management. At September 30, 2011, operating working capital as a percent of sales was 7.0 percent, compared with 6.7 percent and 8.2 percent in 2010 and 2009, respectively. Pension contributions were $142 million, $247 million and $303 million in 2011, 2010 and 2009, respectively. Operating cash flow fully funded capital expenditures, dividends and share repurchases in all years presented and fully funded acquisitions in 2011.

Capital expenditures were $647 million, $524 million and $531 million in 2011, 2010 and 2009, respectively. The increase in capital expenditures in 2011 was primarily due to capacity expansion in the Process Management and Industrial Automation segments. Free cash flow was $2.6 billion in 2011, compared with $2.8 billion in 2010, primarily reflecting higher capital expenditures in 2011. Free cash flow increased in 2010 from $2.6 billion in 2009, reflecting higher net earnings in 2010. In 2012, the Company is targeting capital spending of approximately $700 million, including $100 million already authorized by the Board of Directors to build, expand or renovate

20 | 2011 Emerson

office and manufacturing facilities in the United States, China and Brazil. Net cash paid in connection with acquisitions was $232 million, $2,843 million and $776 million in 2011, 2010 and 2009, respectively. Proceeds from divestitures in those years were $103 million, $846 million and $4 million, respectively.

Dividends were $1,039 million ($1.38 per share) in 2011, compared with $1,009 million ($1.34 per share) in 2010 and $998 million ($1.32 per share) in 2009. In November 2011, the Board of Directors voted to increase the quarterly cash dividend 16 percent to an annualized rate of $1.60 per share. In 2008, the Board of Directors approved a program for the repurchase of up to 80 million common shares, under which 18.7 million shares, 2.1 million shares and 21.0 million shares were repurchased in 2011, 2010 and 2009, respectively; 30.7 million shares remain available for repurchase under the 2008 authorization. Purchases of Emerson common stock totaled $958 million, $100 million and $695 million in 2011, 2010 and 2009, respectively, at an average price paid per share of $51.31, $48.15 and $33.09, respectively.

LEVERAGE/CAPITALIZATION

(DOLLARS IN MILLIONS)	2009		2010		2011
Total Assets	$19,763		22,843		23,861
Long-term Debt	$3,998		4,586		4,324
Common Stockholders’ Equity	$8,555		9,792		10,399

Total Debt-to-Capital Ratio	34.8%		34.1%		33.3%
Net Debt-to-Net Capital Ratio	25.7%		26.2%		23.2%
Operating Cash Flow-to-Debt Ratio	67.5%		65.0%		62.2%
Interest Coverage Ratio	11.0	X	11.3	X	15.8	X

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $5.2 billion, $5.1 billion and $4.6 billion for 2011, 2010 and 2009, respectively. Short-term borrowings increased $398 million in 2010, primarily reflecting incremental commercial paper borrowings associated with the mix of funding for the Avocent and Chloride acquisitions, which also included issuance of long-term debt, proceeds from divestitures and operating cash flow. See Note 3 for additional information. During 2010, the Company issued $300 million each of 4.25% notes due November 2020 and 5.25% notes due November 2039 and repaid $500 million of 7.125% notes that matured in August 2010. During 2009, the Company issued $250 million each of 4.125% notes due April 2015, 5.0% notes due April 2019 and 6.125% notes due April 2039 and $500 million of 4.875% notes due October 2019, and repaid $175 million of 5.0% notes and $250 million of 5.85% notes that matured in October 2008 and March 2009, respectively.

The total debt-to-capital ratio was 33.3 percent at year end 2011, compared with 34.1 percent for 2010 and 34.8 percent for 2009. At September 30, 2011, net debt (total debt less cash and short-term investments) was 23.2 percent of net capital, compared with 26.2 percent in 2010 and 25.7 percent in 2009. Both ratios improved in 2011, reflecting higher equity. The operating cash flow-to-debt ratio was 62.2 percent, 65.0 percent and 67.5 percent in 2011, 2010 and 2009, respectively. The Company’s interest coverage ratio (earnings before income taxes plus interest expense, divided by interest expense) was 15.8 times in 2011, compared with 11.3 times and 11.0 times in 2010 and 2009. The increase in interest coverage from 2010 to 2011 reflects higher earnings and lower average borrowings, while the increase from 2009 to 2010 was primarily due to higher earnings. See Notes 8 and 9 for additional information.

In December 2010 the Company entered into a $2.75 billion four-year revolving backup credit facility to support short-term borrowings, which replaced a $2.83 billion five-year revolving credit facility dated April 2006. The Company did not draw upon either facility in 2011, 2010 or 2009. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes. The Company also maintains a universal shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC) under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

Annual Report | 21

Emerson maintains a conservative financial structure which provides the strength and flexibility necessary to achieve its strategic objectives. The Company has been successful in efficiently deploying cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. Substantially all of the Company’s cash is held outside the U.S., in Europe and Asia, and is available for repatriation to the U.S. Under current tax law, repatriated cash may be subject to U.S. federal income taxes, net of available foreign tax credits. The Company routinely repatriates a portion of its non-U.S. cash from earnings each year, or otherwise when it can be accomplished tax efficiently, and provides for U.S. income taxes as appropriate. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company’s needs in the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity or backup credit lines.

CONTRACTUAL OBLIGATIONS

At September 30, 2011, the Company’s contractual obligations, including estimated payments, are as follows:

	AMOUNTS DUE BY PERIOD
		LESS THAN			MORE THAN
(DOLLARS IN MILLIONS)	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS
Long-term Debt
(including interest)	$6,687	496	1,204	1,072	3,915
Operating Leases	806	245	297	132	132
Purchase Obligations	1,176	1,090	79	7	–
Total	$8,669	1,831	1,580	1,211	4,047

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $2.5 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 17, which consist essentially of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated future benefit payments and Note 13 for additional information on deferred income taxes.

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

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion

22 | 2011 Emerson

method, as performance occurs, or in accordance with ASC 985-605 related to software. Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on its vendor-specific objective evidence, third-party evidence or management estimate of the relative selling price, with revenue recognized individually for delivered elements only if they have value to the customer on a stand-alone basis, the performance of the undelivered items is probable and substantially in the Company’s control or the undelivered elements are inconsequential or perfunctory, and there are no unsatisfied contingencies related to payment. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based on standard costs, which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales. The Company’s businesses review inventory for obsolescence, make appropriate provisions and dispose of obsolete inventory on a regular basis. Various factors are considered in these reviews, including sales history and recent trends, industry conditions and general economic conditions.

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

At the end of 2011, Emerson’s total market value based on its exchange-traded stock price was approximately $31 billion and common stockholders’ equity was $10 billion. The carrying value of the Industrial Automation wind turbine pitch control business was reduced by a $19 million charge to earnings. The Company’s fourth quarter goodwill impairment testing determined the carrying value exceeded the fair value, reflecting a slowdown in investment for alternative energy in the current economic environment. In the Process Management segment, there is a unit recently acquired in 2009 with $216 million of goodwill for which the estimated fair value exceeds the carrying value by approximately 5 percent. The fair value of this unit assumes successful execution of plans to expand and integrate the business, and recovery in the demand for energy; in particular, the subsea extraction of oil and gas. There are two units in the Network Power segment with $367 million of goodwill where estimated fair value exceeds the carrying value by approximately 10 percent. Assumptions used in determining fair value include continued successful execution of business plans and growth in served markets, primarily network communications and connectivity. There are two units in the Tools and Storage segment with $250 million of goodwill, where estimated fair value exceeds carrying value by more than 25 percent and assumes execution of business plans and recovery in the residential and construction-related markets.

RETIREMENT PLANS

While the Company continues to focus on a prudent long-term investment strategy for its pension-related assets, the calculations of defined benefit plan expense and obligations are dependent on assumptions made regarding the expected annual return on plan assets, the discount rate and rate of annual compensation increases. In accordance with U.S. generally accepted accounting principles (U.S. GAAP), actual results that differ from the assumptions are accumulated as deferred actuarial losses and amortized in future periods. Management believes that the assumptions used are appropriate; however, differences versus actual experience or changes in assumptions may affect the Company’s retirement plan obligations and future expense. As of September 30, 2011, combined U.S. and non-U.S. pension plans were underfunded by $732 million. Funded status decreased for the U.S. plans, which were underfunded by $462 million, and improved slightly for non-U.S. plans, which were underfunded by $270 million. The Company contributed $142 million to defined benefit plans in 2011 and expects to contribute approximately $150 million in 2012. The discount rate for U.S. plans was reduced to 4.75 percent in 2011 compared with 5.0 percent in 2010. The Company

Annual Report | 23

expects to reduce the assumed investment return on plan assets to 7.75 percent for 2012 compared with the current 8.0 percent. Deferred actuarial losses, which will be amortized into earnings in future years, were $1,899 million ($1,217 million after-tax) as of September 30, 2011. Defined benefit pension plan expense for 2012 is expected to be approximately $170 million, up from $145 million in 2011. See Notes 10 and 11.

INCOME TAXES

Income tax expense and tax assets and liabilities reflect management’s assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company also pays U.S. federal income taxes, net of available foreign tax credits, on cash repatriated from non-U.S. locations. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1 and 13.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued updates to ASC 820, Fair Value Measurement, resulting in common fair value measurement and disclosure requirements for U.S. GAAP and International Financial Reporting Standards. These updates are effective January 1, 2012 for quarterly and annual reporting. Adoption of this update is not expected to have a material impact on the Company’s financial statements.

In June 2011, the FASB issued updates to ASC 220, Comprehensive Income, eliminating the option to present other comprehensive income in the statement of equity. These updates require an entity to present comprehensive income as part of one continuous financial statement that includes net earnings and other comprehensive income or as a separate financial statement immediately following the statement of earnings. There is no change to the items to be reported in other comprehensive income or when those items should be reclassed into net earnings. These updates are effective for the first quarter of fiscal 2013. Adoption of this update will affect presentation only; there is no expected impact on the Company’s financial results.

In September 2011, the FASB issued updates to ASC 350, Intangibles – Goodwill and Other, providing an option for companies to perform a qualitative analysis to determine if it is more likely than not the fair value of a reporting unit is less than its carrying amount. If the analysis determines the fair value exceeds the carrying amount, more extensive valuation and impairment testing need not be performed. These updates are effective for the first quarter of fiscal 2013; adoption of this update is not expected to have a material impact on the Company’s financial statements.

24 | 2011 Emerson

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2009	2010	2011
Net sales	$20,102	21,039	24,222
Costs and expenses:
Cost of sales	12,542	12,713	14,665
Selling, general and administrative expenses	4,416	4,817	5,328
Other deductions, net	474	369	375
Interest expense, net of interest income: 2009, $24; 2010, $19; 2011, $23	220	261	223
Earnings from continuing operations before income taxes	2,450	2,879	3,631
Income taxes	688	848	1,127
Earnings from continuing operations	1,762	2,031	2,504
Discontinued operations, net of tax: 2009, $5; 2010, $153; 2011, $30	9	186	26
Net earnings	1,771	2,217	2,530
Less: Noncontrolling interests in earnings of subsidiaries	47	53	50
Net earnings common stockholders	$1,724	2,164	2,480

Earnings common stockholders:
Earnings from continuing operations	$1,715	1,978	2,454
Discontinued operations, net of tax	9	186	26
Net earnings common stockholders	$1,724	2,164	2,480

Basic earnings per share common stockholders:
Earnings from continuing operations	$2.27	2.62	3.26
Discontinued operations	0.02	0.25	0.03
Basic earnings per common share	$2.29	2.87	3.29

Diluted earnings per share common stockholders:
Earnings from continuing operations	$2.26	2.60	3.24
Discontinued operations	0.01	0.24	0.03
Diluted earnings per common share	$2.27	2.84	3.27

See accompanying Notes to Consolidated Financial Statements.

Annual Report | 25

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES
September 30 | Dollars in millions, except per share amounts

ASSETS	2010	2011
Current assets
Cash and equivalents	$1,592	2,052
Receivables, less allowances of $98 in 2010 and $104 in 2011	3,989	4,502
Inventories:
Finished products	746	742
Raw materials and work in process	1,359	1,358
Total inventories	2,105	2,100
Other current assets	677	691
Total current assets	8,363	9,345
Property, plant and equipment
Land	213	266
Buildings	1,902	2,010
Machinery and equipment	5,964	6,115
Construction in progress	228	340
	8,307	8,731
Less: Accumulated depreciation	5,020	5,294
Property, plant and equipment, net	3,287	3,437
Other assets
Goodwill	8,656	8,771
Other intangible assets	2,150	1,969
Other	387	339
Total other assets	11,193	11,079
Total assets	$22,843	23,861

See accompanying Notes to Consolidated Financial Statements.

26 | 2011 Emerson

LIABILITIES AND EQUITY	2010	2011
Current liabilities
Short-term borrowings and current maturities of long-term debt	$480	877
Accounts payable	2,409	2,677
Accrued expenses	2,864	2,772
Income taxes	96	139
Total current liabilities	5,849	6,465
Long-term debt	4,586	4,324
Other liabilities	2,456	2,521
Equity
Preferred stock, $2.50 par value per share;
Authorized, 5,400,000 shares; issued, none	–	–
Common stock, $0.50 par value per share;
Authorized, 1,200,000,000 shares; issued, 953,354,012 shares; outstanding, 752,690,806 shares in 2010 and 738,877,768 shares in 2011	477	477
Additional paid-in capital	192	317
Retained earnings	15,869	17,310
Accumulated other comprehensive income	(426)	(562)
	16,112	17,542

Less: Cost of common stock in treasury, 200,663,206 shares in 2010 and 214,476,244 shares in 2011	6,320	7,143
Common stockholders' equity	9,792	10,399
Noncontrolling interests in subsidiaries	160	152
Total equity	9,952	10,551
Total liabilities and equity	$22,843	23,861

Annual Report | 27

CONSOLIDATED STATEMENTS OF EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts

	2009	2010	2011
Common stock	$477	477	477
Additional paid-in capital
Beginning balance	146	157	192
Stock plans and other	11	35	125
Ending balance	157	192	317
Retained earnings
Beginning balance	14,002	14,714	15,869
Net earnings common stockholders	1,724	2,164	2,480
Cash dividends (per share: 2009, $1.32; 2010, $1.34; 2011, $1.38)	(998)	(1,009)	(1,039)
Adoption of ASC 715 measurement date provision, net of tax: 2009, $7	(14)	–	–
Ending balance	14,714	15,869	17,310
Accumulated other comprehensive income
Beginning balance	141	(496)	(426)
Foreign currency translation	(104)	55	22
Pension and postretirement, net of tax: 2009, $334; 2010, $(6); 2011, $47	(568)	(12)	(56)
Cash flow hedges and other, net of tax: 2009, $(29); 2010, $(16); 2011, $60	35	27	(102)
Ending balance	(496)	(426)	(562)
Treasury stock
Beginning balance	(5,653)	(6,297)	(6,320)
Purchases	(695)	(100)	(958)
Issued under stock plans and other	51	77	135
Ending balance	(6,297)	(6,320)	(7,143)
Common stockholders’ equity	8,555	9,792	10,399
Noncontrolling interests in subsidiaries
Beginning balance	188	151	160
Net earnings	47	53	50
Other comprehensive income	2	–	4
Cash dividends	(80)	(57)	(61)
Other	(6)	13	(1)
Ending balance	151	160	152
Total equity	$8,706	9,952	10,551

Comprehensive income
Net earnings	$1,771	2,217	2,530
Foreign currency translation	(102)	55	26
Pension and postretirement	(568)	(12)	(56)
Cash flow hedges and other	35	27	(102)
	1,136	2,287	2,398
Less: Noncontrolling interests in subsidiaries	49	53	54
Comprehensive income common stockholders	$1,087	2,234	2,344

See accompanying Notes to Consolidated Financial Statements.

28 | 2011 Emerson

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions

	2009	2010	2011
Operating activities
Net earnings	$1,771	2,217	2,530
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	727	816	867
Changes in operating working capital	620	309	(301)
Pension funding	(303)	(247)	(142)
Other	271	197	279
Net cash provided by operating activities	3,086	3,292	3,233
Investing activities
Capital expenditures	(531)	(524)	(647)
Purchases of businesses, net of cash and equivalents acquired	(776)	(2,843)	(232)
Divestitures of businesses	4	846	103
Other	(6)	4	(72)
Net cash used in investing activities	(1,309)	(2,517)	(848)
Financing activities
Net increase (decrease) in short-term borrowings	(684)	398	185
Proceeds from long-term debt	1,246	598	1
Principal payments on long-term debt	(678)	(680)	(57)
Dividends paid	(998)	(1,009)	(1,039)
Purchases of treasury stock	(718)	(100)	(935)
Other	(116)	67	(42)
Net cash used in financing activities	(1,948)	(726)	(1,887)
Effect of exchange rate changes on cash and equivalents	(46)	(17)	(38)
Increase (decrease) in cash and equivalents	(217)	32	460
Beginning cash and equivalents	1,777	1,560	1,592
Ending cash and equivalents	$1,560	1,592	2,052

Changes in operating working capital
Receivables	$1,011	(341)	(475)
Inventories	580	(160)	12
Other current assets	42	(69)	41
Accounts payable	(709)	498	194
Accrued expenses	(94)	298	(54)
Income taxes	(210)	83	(19)
Total changes in operating working capital	$620	309	(301)

See accompanying Notes to Consolidated Financial Statements.

Annual Report | 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 | Dollars in millions, except per share amounts or where noted

(1)  Summary of Significant Accounting Policies

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain operating results have been classified as discontinued operations. See Note 3.

Emerson adopted updates to ASC 810, Consolidation, in the first quarter of 2010. The updates require an entity to separately disclose noncontrolling interests in subsidiaries as a separate line item in the income statement and as a separate component of equity in the balance sheet. Adoption did not have a material impact on the Company’s financial statements. As required, certain prior year amounts were reclassified as this change was retrospectively applied to prior periods.

Effective October 1, 2009, the Company adopted ASC 805, Business Combinations, which requires that assets acquired, liabilities assumed and contractual contingencies be measured at fair value as of the acquisition date and all acquisition costs be expensed as incurred. See Note 3 for a discussion of acquisition activity.

In the first quarter of 2010, the Company adopted updates to ASC 260, Earnings per Share, regarding the two-class method of computing earnings per share (EPS). This method requires earnings to be allocated to participating securities (for Emerson, certain employee stock awards) in the EPS computation based on each security’s respective dividend rate. This change had an inconsequential impact on EPS.

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

FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, established a formal hierarchy and framework for measuring financial statement items at fair value and expanded disclosure about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of Emerson’s financial instruments fall within Level 2. The fair value of the Company’s long-term debt is estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics. In 2010, Emerson adopted the portions of ASC 820 related to nonfinancial assets and liabilities, including goodwill and certain other intangible and long-lived assets. Adoption did not have a material impact on the Company’s financial statements.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

30 | 2011 Emerson

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

GOODWILL AND OTHER INTANGIBLE ASSETS

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts impairment tests of goodwill on an annual basis in the fourth quarter and between annual tests if events or circumstances indicate the fair value of a reporting unit may be less than its carrying value. If a reporting unit’s carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Fair values of reporting units are Level 3 measures and are developed under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

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

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion method, as performance occurs, or in accordance with ASC 985-605 related to software. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or management estimate of the relative selling price, with revenue recognized individually for delivered elements only if they have value to the customer on a stand-alone basis, the performance of the undelivered items is probable and substantially in the Company’s control or the undelivered elements are inconsequential or perfunctory, and there are no unsatisfied contingencies related to payment. Approximately ten percent of the Company’s revenues arise from qualifying sales arrangements that include the delivery of multiple elements, principally in the Network Power and Process Management segments. The vast majority of these deliverables are tangible products, with a small portion attributable to installation, service and maintenance. Selling prices are primarily determined using vendor-specific objective evidence. Generally, contract duration is short-term and cancellation, termination or refund provisions apply only in the event of contract breach and have historically not been invoked.

As of October 1, 2010, certain updates became effective for ASC 605, Revenue Recognition, regarding the allocation of consideration in multiple deliverables arrangements. Under the updated ASC 605, the allocation of consideration is now based on vendor-specific objective evidence, third party evidence or management estimates of selling price. The impact of this change on any period presented was inconsequential.

Annual Report | 31

DERIVATIVES AND HEDGING

In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. Emerson’s foreign currency exposures primarily relate to transactions denominated in euros, Mexican pesos, Canadian dollars and Chinese renminbi. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company’s risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts are used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less and amounts currently hedged beyond 18 months are not significant.

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

If credit ratings on the Company’s debt fall below pre-established levels, derivatives counterparties can require immediate full collateralization on instruments in net liability positions. Similarly, Emerson can demand full collateralization should any of the Company’s counterparties’ credit rating fall below certain thresholds. Counterparties to derivative arrangements are companies with high credit ratings. Risk from credit loss when derivatives are in asset positions is considered immaterial. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet. Net values of commodity contracts and foreign currency contracts are reported in current assets or accrued expenses depending on the position as of the balance sheet date. See Note 7.

INCOME TAXES

The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and currently enacted tax rates for each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $5.9 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2011, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

COMPREHENSIVE INCOME

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation, pension and postretirement adjustments, and the effective portion of changes in the fair value of cash flow hedges. Accumulated other comprehensive income, net of tax (a component of equity), consists of foreign currency translation credits of $671 and of $649, pension and postretirement charges of $1,164 and $1,108 and cash flow hedges and other charges of $69 and credits of $33, respectively, at September 30, 2011 and 2010. Accumulated other comprehensive income attributable to noncontrolling interests in subsidiaries consists primarily of earnings and foreign currency translation.

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

32 | 2011 Emerson

(2)  Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 4.6 million, 3.9 million and 7.6 million shares of common stock were excluded from the computation of diluted earnings per share in 2011, 2010 and 2009, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted average shares for basic and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2009	2010	2011
Basic shares outstanding	753.7	750.7	748.5
Dilutive shares	5.0	6.3	5.0
Diluted shares outstanding	758.7	757.0	753.5

(3)  Acquisitions and Divestitures

The Company acquired several small businesses during 2011, mainly in the Process Management and Climate Technologies segments. Total cash paid for all businesses was approximately $232, net of cash acquired of $2. Annualized sales for businesses acquired in 2011 were approximately $100. Goodwill of $125 (none of which is expected to be deductible for tax purposes) and identifiable intangible assets of $75, primarily customer relationships and patents and technology with a weighted-average life of approximately 12 years, were recognized from these transactions. All of these acquisitions were complementary to the existing business portfolio and none was individually significant.

In the fourth quarter of 2011, the Company sold its heating elements unit, which was previously included in the Tools and Storage segment, for $73, resulting in an after-tax gain of $21 ($30 of income taxes). Heating elements had 2011 fourth quarter sales of $12 and net earnings of $1. Only the gain on divestiture and fourth quarter operating results for heating elements, and the impact of finalizing the 2010 Motors and LANDesk divestitures, have been classified as discontinued operations for 2011; prior fiscal 2011 quarters and prior year results of operations for heating elements were inconsequential and have not been reclassified.

The Company acquired one-hundred percent of Chloride Group PLC during the fourth quarter of 2010 and Avocent Corporation during the first quarter of 2010. Chloride provides commercial and industrial uninterruptible power supply systems and services, which significantly strengthened the Company’s Network Power business in Europe, and is included in the Network Power segment. Avocent products enhance companies’ integrated data center management capabilities, which strongly positions Emerson for the growth of infrastructure management in data centers worldwide, and is included in the Network Power segment.

The purchase price of Avocent and Chloride was allocated to assets and liabilities as follows:

Accounts receivable	$197
Inventory	155
Property, plant & equipment and other assets	148
Intangibles	1,071
Goodwill	1,509
Assets held for sale, including deferred taxes	278
Total assets	3,358
Accounts payable and accrued expenses	183
Debt assumed	165
Deferred taxes and other liabilities	395
Cash paid, net of cash acquired	$2,615

Results of operations for 2010 included combined sales of $373 and a combined net loss of $73 from Avocent and Chloride, including intangible asset amortization, interest, first year acquisition accounting charges and deal costs. Pro forma sales and net earnings common stockholders of the Company including full year results of operations for Avocent and Chloride were approximately $21.6 billion and $2.1 billion in 2010, and $21.0 billion and $1.6 billion in 2009, respectively. These pro forma results include intangible asset amortization and interest cost in both periods, and first year acquisition accounting charges and deal costs in 2009.

Annual Report | 33

In addition to Chloride and Avocent, the Company acquired SSB, a designer and manufacturer of electrical pitch systems and controls used in wind turbine generators which is reported in the Industrial Automation segment, and other smaller businesses during 2010 reported mainly in the Process Management and Industrial Automation segments. Total cash paid for all businesses was approximately $2,843, net of cash acquired of $150. Additionally, the Company assumed debt of $169. Annualized sales for businesses acquired in 2010 were approximately $1.1 billion. Identifiable intangible assets of $1,166, primarily customer relationships and intellectual property with a weighted-average life of approximately 10 years, were recognized along with goodwill of $1,633, of which only a small amount is tax deductible.

In the fourth quarter 2010, the Company sold the LANDesk business unit, which was acquired as part of Avocent and was not a strategic fit with Emerson, for $230, resulting in an after-tax gain of $12 ($10 of income taxes). Additionally, LANDesk incurred operating losses of $19. This business was classified as discontinued operations throughout 2010. Also in the fourth quarter of 2010, the Company sold its appliance motors and U.S. commercial and industrial motors businesses (Motors) which had slower growth profiles and were formerly reported in the Tools and Storage segment. Proceeds from the sale were $622 resulting in an after-tax gain of $155 ($126 of income taxes). The Motors disposition included working capital of $98, property, plant and equipment of $152, goodwill of $44, and other of $47. The Motors businesses had total annual sales of $827 and $813 and net earnings (excluding the divestiture gain) of $38 and $9 in 2010 and 2009, respectively. Results of operations for Motors have been reclassified into discontinued operations for 2010 and earlier periods.

The Company acquired one-hundred percent of Roxar ASA during the third quarter of 2009, Trident Powercraft Private Limited during the second quarter of 2009 and System Plast S.p.A. during the first quarter of 2009. Roxar is a global supplier of measurement solutions and software for reservoir production optimization, enhanced oil and gas recovery and flow assurance and is included in the Process Management segment. Trident Power is a manufacturer and supplier of power generating alternators and other products and is included in the Industrial Automation segment. System Plast is a manufacturer of engineered modular belts and custom conveyer components for the food processing and packaging industries and is included in the Industrial Automation segment. In addition to Roxar, Trident Power and System Plast, the Company acquired other smaller businesses during 2009, mainly in the Climate Technologies, Tools and Storage and Process Management segments. Total cash paid for all businesses was approximately $776, net of cash acquired of $31. Additionally, the Company assumed debt of $230. Annualized sales for businesses acquired in 2009 were approximately $530. Goodwill of $541 ($34 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $365, primarily customer relationships and patents and technology with a weighted-average life of 12 years, were recognized from these transactions in 2009.

The results of operations of the businesses discussed above have been included in the Company’s consolidated results of operations since the respective dates of acquisition.

(4)  Other Deductions, Net

Other deductions, net are summarized as follows:

	2009	2010	2011
Amortization of intangibles (intellectual property and customer relationships)	$108	176	261
Rationalization of operations	284	126	81
Other	121	71	57
Gains, net	(39)	(4)	(24)
Total	$474	369	375

Other deductions, net increased for 2011 primarily due to higher amortization expense on acquired intangible assets, partially offset by lower rationalization expense and higher gains. Other is composed of several items that are individually immaterial, including foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items such as litigation and disputed matters and insurance recoveries. Other decreased in 2011 primarily because of lower acquisition-related costs, partially offset by a $19 impairment charge related to the Industrial Automation wind turbine pitch control business, reflecting a slowdown in investment for alternative energy in the current economic environment. Other decreased in 2010 primarily because of $45 of lower foreign currency transaction losses compared with 2009. Gains, net for 2011 include $15 related to the acquisition of full ownership of a Process Management joint venture in India. Gains, net for 2009 included $25 ($17 after-tax) related to the sale of an asset for which the Company received $41.

34 | 2011 Emerson

(5)  Rationalization of Operations

Rationalization of operations expense reflects costs associated with the Company’s efforts to continually improve operational efficiency and deploy assets globally in order to remain competitive on a worldwide basis. Each year the Company incurs costs for actions to size its businesses to a level appropriate for current economic conditions and to improve its cost structure for future growth. Rationalization expenses result from numerous individual actions implemented across the Company’s various operating divisions on an ongoing basis and include costs for moving facilities to best-cost locations, starting up plants after relocation or geographic expansion to serve local markets, exiting certain product lines, curtailing/downsizing operations because of changing economic conditions and other costs resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease and contract terminations and asset write-downs. In addition to the costs of moving fixed assets, start-up and moving costs include employee training and relocation. Vacant facility costs include security, maintenance, utility and other costs.

The Company reported rationalization expenses of $81, $126 and $284, respectively for 2011, 2010 and 2009, with the significantly higher expense in 2009 due to actions taken in response to the severe economic environment worldwide. The Company currently expects to incur rationalization expense in 2012 in the range of approximately $100 to $125, including the costs to complete actions initiated before the end of 2011 and actions anticipated to be approved and initiated during 2012.

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2010	EXPENSE	PAID / UTILIZED	2011
Severance and benefits	$57	17	50	24
Lease and other contract terminations	8	3	8	3
Fixed asset write-downs	–	12	12	–
Vacant facility and other shutdown costs	4	11	13	2
Start-up and moving costs	–	38	37	1
Total	$69	81	120	30

	2009	EXPENSE	PAID / UTILIZED	2010
Severance and benefits	$112	73	128	57
Lease and other contract terminations	7	9	8	8
Fixed asset write-downs	–	9	9	–
Vacant facility and other shutdown costs	2	14	12	4
Start-up and moving costs	1	21	22	–
Total	$122	126	179	69

Rationalization of operations expense by segment is summarized as follows:

	2009	2010	2011
Process Management	$55	35	11
Industrial Automation	47	48	32
Network Power	118	25	20
Climate Technologies	48	13	11
Tools and Storage	16	5	7
Total	$284	126	81

During 2011, the Company’s business segments incurred start-up and moving costs related to relocating assets to best cost locations, geographic expansion to directly serve local markets, or shutdown costs for the consolidation of facilities within geographic locations to increase operational efficiency. Severance and benefits expense relates to exiting approximately 20 facilities, including those consolidated within regions, and eliminating approximately 2,800 positions. Start-up and moving costs were substantially incurred in Industrial Automation and Network Power, while Industrial Automation incurred most of the fixed-asset write-downs. Facilities consolidation largely occurred in North America and Europe. Vacant facilities and other shutdown costs were not material for any segment.

Annual Report | 35

Costs incurred during 2010 included actions to exit approximately 25 production, distribution or office facilities and eliminate approximately 3,500 positions, as well as costs related to facilities exited in previous periods. All the Company’s business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs, vacant facilities and other costs were not material for any segment. In addition to force-count reductions, actions in 2010 included Process Management consolidating some North American and European production; Industrial Automation consolidating production and sales within Europe and North America; Network Power consolidating North American production and shifting some capabilities from North America and Europe to Asia; and Climate Technologies consolidating or downsizing production in North America and Europe.

Costs incurred during 2009 included exiting approximately 25 production, distribution or office facilities and eliminating approximately 20,000 positions, of which approximately one-half were from restructuring actions and the remainder through layoffs and attrition, as well as costs related to facilities exited in previous periods. All the Company’s business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs were primarily attributable to Network Power and Industrial Automation, while Network Power incurred most of the asset write-downs. Vacant facilities and other costs were immaterial for any segment. In addition to worldwide forcecount reductions, actions during 2009 included Industrial Automation consolidating production facilities; Network Power primarily incurring integration costs for the Embedded Computing acquisition, but also consolidating production in North America and Europe and shifting certain capabilities from Europe to Asia; Climate Technologies consolidating or downsizing production in North America, Europe and Asia; and Tools and Storage consolidating and downsizing production in North America.

(6)  Goodwill and Other Intangibles

Purchases of businesses are accounted for under the acquisition method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under an impairment test performed annually, if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value, impairment is recognized to the extent that the carrying amount exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and are subject to change due to changes in underlying economic conditions. The change in the carry amount of goodwill by business segment follows. See Notes 3 and 4 for further discussion of changes in goodwill related to acquisitions, divestitures and impairment.

	PROCESS	INDUSTRIAL	NETWORK	CLIMATE	TOOLS AND
	MANAGEMENT	AUTOMATION	POWER	TECHNOLOGIES	STORAGE	TOTAL
Balance, September 30, 2009	$2,279	1,304	2,417	473	605	7,078
Acquisitions	27	97	1,509			1,633
Divestitures			(2)		(44)	(46)
Foreign currency translation and other	(32)	(22)	73	(9)	(19)	(9)
Balance, September 30, 2010	$2,274	1,379	3,997	464	542	8,656
Acquisitions	110			15		125
Divestitures		(1)	(8)		(6)	(15)
Impairment		(19)				(19)
Foreign currency translation and other	(16)	34	1	4	1	24
Balance, September 30, 2011	$2,368	1,393	3,990	483	537	8,771

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	CUSTOMER RELATIONSHIPS		INTELLECTUAL PROPERTY		CAPITALIZED SOFTWARE		TOTAL
	2010	2011	2010	2011	2010	2011	2010	2011
Gross carrying amount	$1,414	1,499	1,127	1,110	918	971	3,459	3,580
Less: Accumulated amortization	181	330	420	518	708	763	1,309	1,611
Net carrying amount	$1,233	1,169	707	592	210	208	2,150	1,969

Total intangible asset amortization expense for 2011, 2010 and 2009 was $345, $254 and $184, respectively. Based on intangible asset balances as of September 30, 2011, amortization expense is expected to approximate $312 in 2012, $267 in 2013, $231 in 2014, $198 in 2015 and $173 in 2016.

36 | 2011 Emerson

(7)  Financial Instruments

HEDGING ACTIVITIES

The notional value of foreign currency hedge positions was approximately $1.5 billion as of September 30, 2011. Commodity hedges outstanding as of September 30, 2011 included a total of approximately 107 million pounds of copper and aluminum. All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2011 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Amounts included in earnings and other comprehensive income follow:

		GAIN (LOSS) TO EARNINGS			GAIN (LOSS) TO OTHER COMPREHENSIVE INCOME
		2009	2010	2011	2009	2010	2011
Deferred	Location
Foreign currency	Sales	$(24)	(5)	11	(18)	11	2
Foreign currency	Cost of sales	(32)	6	22	(40)	30	(16)
Commodity	Cost of sales	(96)	42	52	(40)	44	(58)

Not Deferred
Foreign currency	Other deductions, net	(67)	117	10
Commodity	Cost of sales	(11)	–	(1)
Total		$(230)	160	94	(98)	85	(72)

Regardless of whether or not derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for any open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective, no amounts were excluded from the assessment of hedge effectiveness, and hedge ineffectiveness was immaterial in 2011, 2010 and 2009, including gains or losses on derivatives that were discontinued because forecasted transactions were no longer expected to occur.

FAIR VALUE MEASUREMENTS

Fair values of derivative contracts outstanding as of September 30 follow:

	ASSETS	LIABILITIES	ASSETS	LIABILITIES
	2010	2010	2011	2011
Exposure
Foreign currency	$67	(50)	17	(48)
Commodity	$31	(3)	–	(83)

The Company posted $53 of collateral as of September 30, 2011. The maximum collateral the Company could have been required to post as of September 30, 2011 was $116. The fair value of long-term debt was $5,276 and $5,292, respectively, as of September 30, 2011 and 2010, which exceeded the carrying value by $673 and $635, respectively.

Annual Report | 37

(8)  Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2010	2011
Current maturities of long-term debt	$71	279
Commercial paper	401	588
Payable to banks	8	10
Total	$480	877
Weighted-average short-term borrowing interest rate at year end	0.3%	0.1%

The Company periodically issues commercial paper as a source of short-term financing. In December 2010 the Company entered into a $2.75 billion four-year revolving backup credit facility to support short-term borrowings, which replaced a $2.83 billion five-year revolving credit facility dated April 2006. The Company did not draw upon either facility in 2011, 2010 or 2009. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes.

(9)  Long-Term Debt

Long-term debt is summarized as follows:

	2010	2011
5.75% notes due November 2011	$250	250
4.625% notes due October 2012	250	250
4.5% notes due May 2013	250	250
5.625% notes due November 2013	250	250
5.0% notes due December 2014	250	250
4.125% notes due April 2015	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.25% notes due October 2018	400	400
5.0% notes due April 2019	250	250
4.875% notes due October 2019	500	500
4.25% notes due November 2020	300	300
6.0% notes due August 2032	250	250
6.125% notes due April 2039	250	250
5.25% notes due November 2039	300	300
Other	157	103
Long-term debt	4,657	4,603
Less: Current maturities	71	279
Total, net	$4,586	4,324

Long-term debt maturing during each of the four years after 2012 is $560, $265, $500 and $250, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $239, $264 and $230 in 2011, 2010 and 2009, respectively.

The Company maintains a universal shelf registration statement on file with the SEC under which it could issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

38 | 2011 Emerson

(10)  Retirement Plans

Retirement plans expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS
	2009	2010	2011	2009	2010	2011
Defined benefit plans:
Service cost (benefits earned during the period)	$46	51	52	22	24	30
Interest cost	174	175	172	45	45	50
Expected return on plan assets	(243)	(263)	(279)	(37)	(42)	(49)
Net amortization	70	122	147	17	20	22
Net periodic pension expense	47	85	92	47	47	53
Defined contribution plans	80	81	98	37	36	50
Total retirement plans expense	$127	166	190	84	83	103

Reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS
	2010	2011	2010	2011
Projected benefit obligation, beginning	$3,202	3,466	864	1,061
Service cost	51	52	24	30
Interest cost	175	172	45	50
Actuarial (gain) loss	207	114	112	(125)
Benefits paid	(157)	(167)	(45)	(53)
Acquisitions/divestitures, net	(15)	–	61	–
Foreign currency translation and other	3	7	–	(3)
Projected benefit obligation, ending	$3,466	3,644	1,061	960
Fair value of plan assets, beginning	$2,822	3,206	634	714
Actual return on plan assets	328	29	60	–
Employer contributions	212	112	35	30
Benefits paid	(157)	(167)	(45)	(53)
Acquisitions/divestitures, net	–	–	41	–
Foreign currency translation and other	1	2	(11)	(1)
Fair value of plan assets, ending	$3,206	3,182	714	690
Net amount recognized in the balance sheet	$(260)	(462)	(347)	(270)

Amounts recognized in the balance sheet:
Noncurrent asset	$–	–	5	4
Noncurrent liability	$(260)	(462)	(352)	(274)
Accumulated other comprehensive loss	$(1,439)	(1,659)	(338)	(240)

Approximately $184 of the $1,899 of losses deferred in accumulated other comprehensive income at September 30, 2011, will be amortized into earnings in 2012. As of September 30, 2011, retirement plans in total were underfunded by $732.

Annual Report | 39

As of the plans’ September 30, 2011 and 2010 measurement dates, the total accumulated benefit obligation was $4,345 and $4,246, respectively. Also, as of the plans’ respective measurement dates, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $4,093, $3,907 and $3,380, respectively, for 2011, and $1,120, $1,043 and $618, respectively, for 2010.

Future benefit payments for U.S. plans are estimated to be $174 in 2012, $183 in 2013, $192 in 2014, $200 in 2015, $208 in 2016 and $1,157 in total over the five years 2017 through 2021. Based on foreign currency exchange rates as of September 30, 2011, future benefit payments for non-U.S. plans are estimated to be $43 in 2012, $47 in 2013, $49 in 2014, $55 in 2015, $55 in 2016 and $308 in total over the five years 2017 through 2021. In 2012, the Company expects to contribute approximately $150 to its retirement plans.

The weighted-average assumptions used in the valuations of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS
	2009	2010	2011	2009	2010	2011
Assumptions used to determine net pension expense:
Discount rate	6.50%	5.50%	5.00%	5.9%	5.3%	4.6%
Expected return on plan assets	8.00%	8.00%	8.00%	6.0%	5.9%	5.9%
Rate of compensation increase	3.25%	3.00%	3.00%	3.5%	3.9%	3.5%

Assumptions used to determine benefit obligations:
Discount rate	5.50%	5.00%	4.75%	5.3%	4.6%	5.2%
Rate of compensation increase	3.00%	3.00%	3.00%	3.9%	3.5%	3.5%

The discount rate for the U.S. retirement plans was 4.75 percent as of September 30, 2011. An actuarially determined, company-specific yield curve is used to determine the discount rate. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating Emerson’s asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past. The Company expects to reduce the assumed investment return on plan assets to 7.75 percent for 2012. Defined benefit pension plan expense for 2012 is expected to be approximately $170, versus $145 in 2011.

The Company’s asset allocations at September 30, 2011 and 2010, and weighted-average target allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS
	2010	2011	TARGET	2010	2011	TARGET
Equity securities	65%	62%	60-70%	51%	50%	50-60%
Debt securities	29%	30%	25-35%	31%	32%	25-35%
Other	6%	8%	3-10%	18%	18%	10-20%
Total	100%	100%	100%	100%	100%	100%

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

40 | 2011 Emerson

The fair values of defined benefit plan assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1, follow:

	Level 1	Level 2	Level 3	Total	%
2011
U.S. equities	$766	443	145	1,354	35%
International equities	476	291		767	20%
Emerging market equities	59	128		187	5%
Corporate bonds		522		522	14%
Government bonds		509		509	13%
High yield bonds		130		130	3%
Other	120	161	122	403	10%
Total	$1,421	2,184	267	3,872	100%

2010
U.S. equities	$879	457	130	1,466	38%
International equities	533	256		789	20%
Emerging market equities	67	136		203	5%
Corporate bonds	23	449		472	12%
Government bonds	6	533		539	14%
High yield bonds	2	133		135	3%
Other	33	164	119	316	8%
Total	$1,543	2,128	249	3,920	100%

ASSET CLASSES

U.S. Equities reflects companies domiciled in the U.S., including multinational companies. International Equities is comprised of companies domiciled in developed nations outside the U.S. Emerging Market Equities is comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate Bonds represent investment-grade debt of issuers primarily from the U.S. Government Bonds include investment-grade instruments issued by federal, state and local governments, primarily in the U.S. High Yield Bonds include non-investment-grade debt from a diverse group of developed market issuers. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture and exchange-traded real estate funds, life insurance contracts (U.S.) and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

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

A reconciliation of the change in value for Level 3 assets follows:

	2010	2011
Beginning balance, October 1	$221	249
Gains (Losses) on assets held	28	34
Gains (Losses) on assets sold	(9)	(9)
Purchases, sales and settlements, net	9	(7)
Ending balance, September 30	$249	267

Annual Report | 41

(11)  Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2009	2010	2011
Service cost	$4	5	3
Interest cost	30	24	17
Net amortization	15	1	(7)
Net postretirement expense	$49	30	13

Reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2010	2011
Benefit obligation, beginning	$499	417
Service cost	5	3
Interest cost	24	17
Actuarial (gain) loss	(36)	(25)
Benefits paid	(32)	(20)
Plan amendments	(34)	–
Acquisitions/divestitures and other	(9)	–
Benefit obligation, ending (recognized in balance sheet)	$417	392

As of September 30, 2011 there was $84 of deferred actuarial gains in accumulated other comprehensive income, of which approximately $10 will be amortized into earnings in 2012. The assumed discount rates used in measuring the benefit obligations as of September 30, 2011, 2010 and 2009, were 4.25 percent, 4.25 percent and 5.0 percent, respectively. The assumed health care cost trend rate for 2012 is 8.0 percent, declining to 5.0 percent in the year 2018, and for 2011 was 8.0 percent, declining to 5.0 percent in the year 2017. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease 2011 postretirement expense and the benefit obligation as of September 30, 2011 less than 5 percent. The Company estimates that future health care benefit payments will be $37 in 2012, $37 in 2013, $36 in 2014, $36 in 2015, $34 in 2016 and $156 in total over the five years 2017 through 2021.

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

At September 30, 2011, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company’s financial statements, nor were there any material commitments outside the normal course of business.

42 | 2011 Emerson

(13)  Income Taxes

Pretax earnings from continuing operations consist of the following:

	2009	2010	2011
United States	$1,169	1,303	1,891
Non-U.S.	1,281	1,576	1,740
Total pretax earnings from continuing operations	$2,450	2,879	3,631

The principal components of income tax expense follow:

	2009	2010	2011
Current:
Federal	$230	496	503
State and local	25	33	37
Non-U.S.	313	413	477

Deferred:
Federal	149	(55)	149
State and local	9	(1)	3
Non-U.S.	(38)	(38)	(42)
Income tax expense	$688	848	1,127

Reconciliations of the U.S. federal statutory tax rate to the Company’s effective tax rate follow:

	2009	2010	2011
Federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	0.9	0.7	0.7
Non-U.S. rate differential	(4.6)	(4.5)	(3.5)
Non-U.S. tax holidays	(2.0)	(2.2)	(1.0)
U.S. manufacturing deduction	(0.8)	(0.6)	(1.1)
Other	(0.4)	1.0	0.9
Effective income tax rate	28.1%	29.4%	31.0%

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next seven years.

Following are reconciliations of the beginning and ending balances of unrecognized tax benefits before recoverability of cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2010	2011
Beginning balance, at October 1	$159	170
Additions for current year tax positions	48	13
Additions for prior year tax positions	20	27
Reduction for prior year tax positions	(34)	(22)
Reduction for settlements with tax authorities	(10)	(7)
Reduction for expirations of statue of limitations	(13)	(19)
Ending balance, at September 30	$170	162

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $126. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(3), $(1)  and $6 in 2011, 2010 and 2009, respectively. As of September 30, 2011 and 2010, total accrued interest and penalties were $36 and $37, respectively.

Annual Report | 43

The United States is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are complete through fiscal 2007. The status of state and non-U.S. tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2010	2011
Deferred tax assets:
Net operating losses and tax credits	$281	242
Accrued liabilities	225	219
Postretirement and postemployment benefits	153	137
Employee compensation and benefits	225	176
Pensions	143	196
Other	137	176
Total	1,164	1,146
Valuation allowances	(105)	(107)
Deferred tax liabilities:
Intangibles	(918)	(890)
Property, plant and equipment	(265)	(284)
Other	(136)	(133)
Total	(1,319)	(1,307)
Net deferred income tax asset (liability)	$(260)	(268)

At September 30, 2011 and 2010, respectively, net current deferred tax assets were $400 and $374, and net noncurrent deferred tax liabilities were $668 and $634. Total income taxes paid were approximately $1,030, $890 and $780 in 2011, 2010 and 2009, respectively. Approximately half of the $242 net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14)  Stock-Based Compensation

The Company’s stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

STOCK OPTIONS

The Company’s stock option plans permit key officers and employees to purchase common stock at specified prices. Outstanding options were granted at 100 percent of the average of the high and low market prices of the Company’s common stock on the date of grant, generally vest one-third each year and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. The Company registered a new stock option plan in May 2011 and as of September 30, 2011, 23.2 million options were available for grant under the plans.

Changes in shares subject to option during the year ended September 30, 2011 follow:

	AVERAGE		TOTAL	AVERAGE
	EXERCISE PRICE		INTRINSIC VALUE	REMAINING
(SHARES IN THOUSANDS)	PER SHARE	SHARES	OF AWARDS	LIFE (YEARS)
Beginning of year	$38.04	13,669
Options granted	$53.75	4,696
Options exercised	$33.20	(2,117)
Options canceled	$45.90	(296)
End of year	$43.16	15,952	$78	6.3
Exercisable at year end	$39.67	9,815	$64	4.9

The weighted-average grant date fair value per option granted was $11.00, $8.51 and $4.45 for 2011, 2010 and 2009, respectively. Cash received for option exercises was $65 in 2011, $53 in 2010 and $33 in 2009. The total intrinsic value of options exercised was $49, $59 and $10 in 2011, 2010 and 2009, respectively, and the actual tax benefit realized from tax deductions related to option exercises was $16, $4 and $7, respectively.

44 | 2011 Emerson

The grant date fair value of each option is estimated using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2011, 2010 and 2009 are as follows: risk-free interest rate based on the U.S. Treasury yield of 1.9 percent, 3.0 percent and 2.4 percent; dividend yield of 2.6 percent, 3.2 percent and 4.2 percent; and expected volatility based on historical volatility of 25 percent, 25 percent and 22 percent. The expected life of an option is seven years based on historical experience and expected future exercise patterns.

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

As a result of the Company achieving the performance objective at the end of 2010 and employees providing an additional year of service, 4,777,248 rights to receive common shares vested and were distributed to participants in 2011 as follows: 2,841,534 issued in shares, 1,661,045 withheld for income taxes and 274,669 paid in cash. As of September 30, 2011, 5,367,146 rights to receive common shares (awarded primarily in 2010) were outstanding, contingent upon achieving the Company’s performance objective through 2013 and the provision of service by the employees.

Incentive shares plans also include restricted stock awards, which involve distribution of common stock to key management personnel subject to cliff vesting at the end of service periods ranging from three to 10 years. The fair value of outstanding awards was determined based on the average of the high and low market prices of the Company’s common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2011, 520,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements and, accordingly, 299,990 shares were issued while 220,010 shares were withheld for income taxes in accordance with minimum withholding requirements. In 2010, the Company performed a one-time conversion of outstanding Avocent stock awards in conjunction with the acquisition and during 2010, 685,755 of these shares vested, with 467,452 Emerson shares issued and 218,303 shares withheld for taxes in accordance with minimum withholding requirements. As of September 30, 2011, there were 1,733,956 shares of unvested restricted stock outstanding, including 115,956 shares related to the one-time Avocent conversion.

Changes in awards outstanding but not yet earned under the incentive shares plans during the year ended September 30, 2011 follow:

		AVERAGE GRANT DATE
(SHARES IN THOUSANDS)	SHARES	FAIR VALUE PER SHARE
Beginning of year	12,283	$39.76
Granted	393	$54.84
Earned/vested	(5,436)	$41.44
Canceled	(139)	$38.76
End of year	7,101	$39.38

The total fair value of shares vested under the incentive shares plans was $276, $42 and $3, respectively, in 2011, 2010 and 2009, of which $113, $15 and $1, respectively, was paid in cash, primarily for tax withholding. As of September 30, 2011, 10 million shares remained available for award under the incentive shares plans.

Total compensation expense for the stock option and incentive shares plans was $121, $217 and $54, for 2011, 2010 and 2009, respectively. The decrease from 2010 to 2011 reflects changes in the Company’s stock price and the vesting and payment of a portion of the 2007 awards early in 2011. The increase from 2009 to 2010 reflects overlap of two performance share programs during the year (2007 awards for performance through 2010 and 2010 awards for performance through 2013) and a higher stock price in 2010. Income tax benefits recognized in the income statement for these compensation arrangements during 2011, 2010 and 2009 were $32, $65 and $13, respectively. As of September 30, 2011, there was $170 of total unrecognized compensation cost related to unvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 1.9 years.

In addition to the stock option and incentive shares plans, in 2011 the Company awarded 15,656 shares of restricted stock and 3,914 restricted stock units under the restricted stock plan for non-management directors. As of September 30, 2011, 318,552 shares remained available for issuance under this plan.

Annual Report | 45

(15) Common Stock

At September 30, 2011, 55 million shares of common stock were reserved for issuance under the Company’s stock-based compensation plans. During 2011, 18.7 million common shares were repurchased and 4.9 million treasury shares were reissued.

(16)  Business Segments Information

The Company designs and supplies products and technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell. The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions that provide precision control, monitoring and asset optimization for plants that produce power or process fluids such as petroleum, chemicals, food and beverages, pulp and paper, and pharmaceuticals. The Industrial Automation segment provides commercial and industrial motors and drives, power transmission and materials handling equipment, low, medium and high voltage alternators and other power generation equipment, materials joining and precision cleaning products, fluid power and control mechanisms, and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The Network Power segment designs, manufactures, installs and maintains power systems, including power conditioning and uninterruptible AC and DC power supplies, embedded power supplies, precision cooling systems, electrical switching equipment, and integrated infrastructure monitoring and management systems for telecommunications networks, data centers and other critical applications. The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring services to all elements of the climate control industry. The Tools and Storage segment provides tools for professionals and homeowners, home and commercial storage systems, and appliance solutions. The principal distribution method for each segment is a direct sales force, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company’s international operations are subject to risks such as nationalization of operations, significant currency exchange rate fluctuations and restrictions on the movement of funds.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment selling prices approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements are primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate assets are comprised of primarily cash and equivalents, investments and certain fixed assets. Summarized below is information about the Company’s operations by business segment and by geographic region (also see Notes 3 through 6).

BUSINESS SEGMENTS

	SALES			EARNINGS			TOTAL ASSETS
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Process Management	$6,135	6,022	7,000	1,060	1,093	1,402	5,283	5,406	5,915
Industrial Automation	4,172	4,289	5,294	470	591	830	3,420	3,688	3,818
Network Power	5,456	5,828	6,811	579	800	756	4,973	8,072	7,945
Climate Technologies	3,197	3,801	3,995	411	691	709	2,131	2,172	2,229
Tools and Storage	1,725	1,755	1,837	276	357	375	1,804	1,314	1,271
	20,685	21,695	24,937	2,796	3,532	4,072	17,611	20,652	21,178
Differences in accounting methods				179	195	231
Corporate and other (a)				(305)	(587)	(449)	2,152	2,191	2,683
Sales eliminations/Interest	(583)	(656)	(715)	(220)	(261)	(223)
Total	$20,102	21,039	24,222	2,450	2,879	3,631	19,763	22,843	23,861

(a)
Corporate and other primarily reflects changes in incentive stock compensation expense, which decreased $96 in 2011 due to changes in the Company’s stock price and a reduced impact from incentive stock plans overlap compared to prior year, and increased $163 in 2010 related to an increase in stock price and the overlap of two plans in 2010 (see Note 14). Corporate and other in 2010 also reflects higher acquisition-related costs.

46 | 2011 Emerson

				DEPRECIATION AND
	INTERSEGMENT SALES			AMORTIZATION EXPENSE			CAPITAL EXPENDITURES
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Process Management	$2	3	7	166	183	198	100	105	194
Industrial Automation	499	570	640	143	150	148	99	114	138
Network Power	16	31	24	155	205	286	100	103	99
Climate Technologies	43	46	42	138	148	138	83	104	120
Tools and Storage	23	6	2	96	95	57	64	57	35
Corporate and other				29	35	40	85	41	61
Total	$583	656	715	727	816	867	531	524	647

GEOGRAPHIC

	SALES BY DESTINATION			PROPERTY, PLANT AND EQUIPMENT
	2009	2010	2011	2009	2010	2011
United States and Canada	$9,408	9,823	10,773	2,028	1,858	1,869
Asia	4,312	4,858	5,636	525	505	583
Europe	4,341	4,309	5,271	717	683	714
Latin America	1,004	1,065	1,319	227	229	262
Middle East/Africa	1,037	984	1,223	3	12	9
Total	$20,102	21,039	24,222	3,500	3,287	3,437

Sales in the U.S. were $9,900, $9,101 and $8,686 for 2011, 2010 and 2009, respectively, and Asia includes sales in China of $3,079, $2,692 and $2,306, respectively. U.S.-located fixed assets were $1,853, $1,839 and $2,010.

(17)  Other Financial Data

Items reported in earnings during the years ended September 30 include the following:

	2009	2010	2011
Depreciation expense	$543	562	522
Research and development expense	$460	473	555
Rent expense	$363	353	372

The Company leases facilities, transportation and office equipment and various other items under operating lease agreements. The minimum annual rentals under noncancellable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $245 in 2012, $179 in 2013, $118 in 2014, $78 in 2015 and $54 in 2016.

Items reported in accrued expenses include the following:

	2010	2011
Employee compensation	$683	640
Customer advanced payments	$385	385
Product warranty	$224	211

Annual Report | 47

Other liabilities are summarized as follows:

	2010	2011
Deferred income taxes	$762	764
Pension plans	612	736
Postretirement plans, excluding current portion	380	361
Other	702	660
Total	$2,456	2,521

Other operating cash flow is comprised of the following:

	2009	2010	2011
Pension expense	$94	132	145
Stock compensation expense	54	217	121
(Gain) Loss on sale of businesses, net of tax	–	(167)	(25)
Other	123	15	38
Total	$271	197	279

(18)  Quarterly Financial Information (Unaudited)

	FIRST		SECOND		THIRD		FOURTH		FULL
	QUARTER		QUARTER		QUARTER		QUARTER		YEAR
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
Net sales	$4,828	5,535	4,953	5,854	5,417	6,288	5,841	6,545	21,039	24,222
Gross profit	$1,868	2,163	1,963	2,306	2,164	2,498	2,331	2,590	8,326	9,557
Earnings from continuing operations common stockholders	$417	480	408	556	581	683	572	735	1,978	2,454
Net earnings common stockholders	$425	480	405	556	585	683	749	761	2,164	2,480

Earnings per common share from continuing operations:
Basic	$0.55	0.63	0.54	0.74	0.77	0.91	0.76	0.98	2.62	3.26
Diluted	$0.55	0.63	0.54	0.73	0.76	0.90	0.75	0.98	2.60	3.24

Net earnings per common share:
Basic	$0.56	0.63	0.54	0.74	0.78	0.91	0.99	1.02	2.87	3.29
Diluted	$0.56	0.63	0.53	0.73	0.77	0.90	0.98	1.01	2.84	3.27

Dividends per common share	$0.335	0.345	0.335	0.345	0.335	0.345	0.335	0.345	1.34	1.38

Common stock prices:
High	$43.71	58.74	51.10	62.24	53.73	61.29	53.82	58.47	53.82	62.24
Low	$37.45	52.12	41.22	55.86	42.69	50.84	42.73	41.31	37.45	41.31

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure. Results include discontinued operations, see Note 3.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

48 | 2011 Emerson

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended September 30, 2011. We also have audited Emerson Electric Co.’s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Also as discussed in Note 1 to the consolidated financial statements, effective October 1, 2009, the Company changed its method of accounting for business combinations (ASC 805), noncontrolling interests (ASC 810) and earnings per share (ASC 260).

/s/ KPMG LLP
St. Louis, Missouri
November 21, 2011

Annual Report | 49

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