Form 10-K, Exhibit 13
period 2013-09-30
EMERSON ELECTRIC CO
filed 2013-11-19
CIK 32604

Exhibit 13
FINANCIAL REVIEW
Report of Management
The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2013 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.
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
The Audit Committee of the Board of Directors, which is composed solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the Company's internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as nonaudit-related services.
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
Management's Report on Internal Control Over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2013.
The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

/s/ David N. Farr	/s/ Frank J. Dellaquila
David N. Farr	Frank J. Dellaquila
Chairman of the Board	Executive Vice President
and Chief Executive Officer	and Chief Financial Officer

Results of Operations
Years ended September 30
(Dollars in millions, except per share amounts)

	2011	2012	2013	Change '11 - '12	Change '12 - '13

Net sales	$24,222	24,412	24,669	1%	1%
Gross profit	$9,557	9,768	9,952	2%	2%
Percent of sales	39.5%	40.0%	40.3%
SG&A	$5,328	5,436	5,648
Percent of sales	22.0%	22.3%	22.9%
Goodwill impairment	$19	592	528
Other deductions, net	$356	401	362
Interest expense, net	$223	224	218
Earnings from continuing operations before income taxes	$3,631	3,115	3,196	(14)%	3%
Percent of sales	15.0%	12.8%	13.0%
Net earnings common stockholders	$2,480	1,968	2,004	(21)%	2%
Percent of sales	10.2%	8.1%	8.1%

Diluted EPS – Net earnings	$3.27	2.67	2.76	(18)%	3%

Return on common stockholders' equity	24.6%	19.0%	19.2%
Return on total capital	19.6%	15.8%	16.4%

Overview
Emerson's sales increased to $24.7 billion in 2013, up 1 percent compared with prior year, reflecting mixed end markets and cautious levels of business investment amid a challenging global economic environment. Underlying sales for 2013 increased 2 percent, led by continued strong growth in Process Management and moderate growth in the Climate Technologies worldwide compressors business. Foreign currency translation and a prior year divestiture had a combined 1 percent unfavorable impact. Emerging markets growth exceeded that of mature economies. Asia grew 2 percent, the U.S. was flat and Europe declined 3 percent. Latin America and Middle East/Africa grew 11 percent and 13 percent, respectively.

Net earnings common stockholders were $2.0 billion in 2013, up 2 percent versus prior year. Diluted earnings per share were $2.76, up 3 percent compared with $2.67 per share in 2012. Excluding impairment and income tax charges, 2013 net earnings were $2.6 billion, up 3 percent, while earnings per share were $3.54, up 4 percent compared with $3.39 in 2012. These charges primarily related to the embedded computing and power business, and totaled $566 million ($0.78 per share) in 2013 and $528 million ($0.72 per share) in 2012. See Goodwill Impairment in the discussion that follows and Notes 3 and 6 for additional information.

Process Management reported strong sales and earnings growth on continued demand in global energy and chemical end markets. Climate Technologies sales and earnings increased on solid demand in the compressors business worldwide. Strong demand in U.S. residential end markets supported underlying sales and earnings growth in Commercial & Residential Solutions. Sales and earnings declined in the Industrial Automation businesses due to weakness in industrial goods end markets, particularly Europe and the U.S. Earnings comparisons in Industrial Automation were also unfavorably impacted by gains from dumping duties received in 2012. Network Power sales and earnings showed persistent weakness in telecommunications and information technology end markets.

The Company generated record operating cash flow of $3.6 billion, an increase of 20 percent from $3.1 billion in 2012. Free cash flow (operating cash flow less capital expenditures) of $3.0 billion also reached record levels, increasing 24 percent from prior year. Emerson is well positioned moving into next year given its strong financial position, global footprint in both mature and emerging markets, and focus on products, technology and customer solutions.

Net Sales
Net sales for 2013 were $24.7 billion, an increase of $257 million, or 1 percent compared with 2012. Consolidated results reflect a 2 percent ($388 million) increase in underlying sales driven by volume gains. Underlying sales exclude foreign currency translation, acquisitions and divestitures. Foreign currency translation ($55 million) and divestitures, net of acquisitions ($76 million) had a combined negative 1 percent impact. Underlying sales were flat in the United States and grew 3 percent internationally. Segment results were mixed as sales in Process Management increased $711 million and Climate Technologies increased $110 million, while sales in Industrial Automation and Network Power decreased $303 million and $244 million, respectively. Commercial & Residential Solutions decreased $12 million due to the prior year Knaack divestiture, largely offset by growth in the remaining businesses.

Net sales for 2012 were $24.4 billion, an increase of $190 million, or 1 percent from 2011, on a 3 percent ($616 million) increase in underlying sales, a 2 percent ($411 million) unfavorable impact from foreign currency translation and a negligible ($15 million) negative impact from divestitures, net of acquisitions. Underlying sales reflect volume gains of 2 percent and an estimated 1 percent increase from price. Underlying sales increased 2 percent in the United States and 3 percent internationally. Segment results were mixed as sales in Process Management and Commercial & Residential Solutions increased $899 million and $40 million, respectively. Sales in Network Power, Climate Technologies and Industrial Automation decreased $412 million, $229 million and $106 million, respectively.

International Sales
Emerson is a global business with international sales representing 59% of total sales, including U.S. exports. The Company expects faster economic growth in emerging markets in Asia, Latin America, Eastern Europe and Middle East/Africa.

International destination sales increased 2 percent in 2013, to $14.7 billion, reflecting increases in Process Management and Climate Technologies, offset by decreases in Network Power, Industrial Automation and Commercial & Residential Solutions. U.S. exports of $1.6 billion were up 2 percent compared with 2012. Underlying international destination sales grew 3 percent on volume, as foreign currency translation had a 1 percent unfavorable impact on the comparison with 2012. Underlying sales increased 2 percent in Asia, 11 percent in Latin America, 13 percent in Middle East/Africa and 4 percent in Canada, and decreased 3 percent in Europe. Sales by international subsidiaries, including shipments to the United States, totaled $13.1 billion in 2013, up 2 percent compared with 2012.

International destination sales increased 0.5 percent, to $14.4 billion in 2012, reflecting an increase in Process Management offset by decreases in Network Power, Industrial Automation and Climate Technologies. U.S. exports of $1.6 billion were up 4 percent compared with 2011. Underlying international destination sales increased 3 percent compared with 2011, including increases of 3 percent in Asia (China down 4 percent), 13 percent in Latin America, 7 percent in Middle East/Africa and 9 percent in Canada. Europe was down 1 percent. Sales by international subsidiaries, including shipments to the United States, totaled $12.8 billion in 2012, flat compared with 2011.

Acquisitions and Divestitures
On July 31, 2013, the Company entered into an agreement to sell a 51 percent controlling interest in the embedded computing and power business for which it will receive approximately $300 million in cash from the acquirer and through borrowing by a new entity which will include this business. The transaction is expected to close before the end of calendar 2013 pending regulatory approvals. Embedded computing and power had 2013 revenue of $1.2 billion which is included in the Network Power segment. Sales and earnings for embedded computing and power will continue to be reported in the Company's consolidated results until completion of the transaction. As the Company will retain a noncontrolling interest in this business, it will not be classified as discontinued operations and will be accounted for on the equity basis upon completion. Emerson will repurchase $600 million of shares in anticipation of proceeds from the transaction and repatriation of cash from this business, two-thirds of which was completed through October. On completion of the share repurchase, the impact of the sale is expected to be approximately neutral to 2014 earnings per share. See Note 3.

In October 2013 (fiscal 2014) the Company paid $506 million and assumed debt of $76 million to acquire Virgo Valves and Controls LTD, a leading manufacturer of ball valves and automation systems, and Enardo LLC, a manufacturer of tank and terminal safety equipment used in the oil and gas, chemical and other industries. Both of these businesses are in the Process Management segment and will complement the existing portfolio and create opportunities for additional growth. In 2012, the Company acquired Avtron Loadbank in Network Power, and a marine controls and software solutions business in Climate Technologies. Two smaller businesses were also acquired during 2012 in Process Management and Network Power. Total cash paid for acquisitions in 2012 was approximately $187 million.

Cost of Sales
Cost of sales for 2013 and 2012 were $14.7 billion and $14.6 billion, resulting in gross profit of $10.0 billion or 40.3 percent of sales in 2013, and $9.8 billion or 40.0 percent of sales in 2012. The increases in gross profit and margin primarily reflect higher volume, particularly in Process Management, and materials cost containment and savings from cost reduction actions across the businesses. Deleverage in Industrial Automation and Network Power, product mix, and pension and other costs were unfavorable.

Costs of sales for 2012 and 2011 were $14.6 billion and $14.7 billion, resulting in gross profit of $9.8 billion or 40.0 percent of sales in 2012, and $9.6 billion or 39.5 percent of sales in 2011. Cost of sales was essentially flat due to savings from cost reduction actions offset by higher wage and other costs, and incremental costs related to the Thailand supply chain disruption. The increase in gross margin primarily reflects leverage on higher volume and selling prices. Additionally, gross profit was negatively impacted by foreign currency translation due to the stronger U.S. dollar.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses of $5.6 billion increased $212 million compared with prior year. SG&A as a percent of sales was 22.9 percent in 2013, a 0.6 percentage point increase versus 22.3 percent in 2012. The increase in SG&A primarily reflects costs associated with higher volume, $121 million of higher incentive stock compensation expense from the overlap of two performance shares programs and a higher stock price, as well as higher pension and other costs. Cost containment and the comparison effect of a $17 million charge in 2012 related to post-65 supplemental retiree medical benefits had a favorable impact.

SG&A expenses for 2012 were $5.4 billion, or 22.3 percent of net sales, an increase of $108 million and 0.3 percentage points compared with $5.3 billion and 22.0 percent for 2011. The increase in SG&A as a percent of sales was largely due to the business mix impact from higher Process Management volume and deleverage on lower volume in Network Power, Climate Technologies and Industrial Automation, partially offset by significant cost reduction actions. In addition, SG&A increased on costs associated with incremental volume and a $17 million charge related to the elimination of post-65 supplemental retiree medical benefits for approximately 8,000 active employees, mostly offset by foreign currency translation and lower incentive stock compensation expense of $21 million.

Goodwill Impairment
The Company has faced persistent challenges in the embedded computing and power business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were both below expectations. In the third quarter of 2013 the Company recorded a noncash goodwill impairment charge of $503 million ($475 million after-tax, $0.65 per share). Income tax charges of $70 million ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash, pretax charge to earnings of $25 million ($21 million after-tax, $0.03 per share). See Note 6.

In the fourth quarter of 2012, the Company incurred an impairment charge for the embedded computing and power business and the DC power systems business after its goodwill impairment testing revealed that the carrying values of these businesses exceeded the fair values. These businesses had been unable to meet operating objectives and the Company anticipated that growth in sales and earnings would be slower than previously expected given the end market circumstances noted previously. The carrying value of these businesses was reduced by a noncash, pretax charge to earnings totaling $592 million ($528 million after-tax, $0.72 per share). In 2011, the Company recorded a $19 million ($0.03 per share) noncash impairment charge related to the Industrial Automation wind turbine pitch control business, reflecting a slowdown in investment for alternative energy.

Other Deductions, Net
Other deductions, net were $362 million in 2013, a $39 million decrease from 2012 primarily due to a $41 million reduction in rationalization expense, lower intangibles amortization expense of $21 million, and other items, partially offset by a gain of $43 million in 2012 from the receipt of dumping duties. See Note 4 for further details regarding other deductions, net, and Note 5 regarding rationalization costs.

Other deductions, net were $401 million in 2012, a $45 million increase from 2011, primarily due to an unfavorable impact from volatile foreign currency exchange rates, higher rationalization expense of $38 million and a small loss on the sale of the Knaack storage business. These items were partially offset by higher 2012 gains, including $43 million from the receipt of dumping duties, and lower intangibles amortization expense of $20 million. Gains in 2011 included a $15 million Process Management India joint venture acquisition gain.

Interest Expense, Net
Interest expense, net was $218 million, $224 million and $223 million in 2013, 2012 and 2011, respectively. The decrease of $6 million in 2013 was primarily due to the maturity of debt and the issuance of long-term debt in 2013 at relatively lower average interest rates.

Income Taxes
Income taxes were $1,130 million, $1,091 million and $1,127 million for 2013, 2012 and 2011, respectively, resulting in effective tax rates of 35 percent, 35 percent and 31 percent. The higher effective tax rates in 2013 and 2012 were due to the low deductibility of goodwill impairment charges in each year, and income tax charges in 2013 for anticipated repatriation of non-U.S. earnings related to embedded computing and power. These items had an unfavorable 6 percentage point impact in 2013 and a 4 percentage point impact in 2012.

Earnings from Continuing Operations
Earnings from continuing operations attributable to common stockholders were $2.0 billion, up 2 percent compared with 2012. Diluted earnings per share from continuing operations were $2.76, up 3 percent versus $2.67 in the prior year. Goodwill impairment and related income tax charges totaled $566 million, $0.78 per share, and were $38 million and $0.06 per share higher than in 2012. Earnings increased $210 million in Process Management, $48 million in Climate Technologies and $8 million in Commercial & Residential Solutions. Earnings decreased $94 million in Industrial Automation and $70 million in Network Power. See the Business Segments discussion that follows and Note 16 for additional information.

Earnings from continuing operations attributable to common stockholders were $2.0 billion in 2012, a 20 percent decrease compared with $2.5 billion in 2011. Earnings per share from continuing operations were $2.67, an 18 percent decrease versus $3.24 in the prior year. The decreases were primarily due to the $528 million ($0.72 per share) after-tax goodwill impairment charge in 2012 which reduced both earnings and earnings per share by 21 percent. Earnings increased $197 million in Process Management, $41 million in Industrial Automation and $21 million in Commercial & Residential Solutions. Earnings decreased $132 million in Network Power and $41 million in Climate Technologies.

Discontinued Operations
In the fourth quarter of 2011, the Company sold its heating elements unit for $73 million, resulting in an after-tax gain of $21 million. Fourth quarter 2011 sales and earnings for heating elements were $12 million and $1 million, respectively. The after-tax gain on divestiture and fourth quarter operating results for heating elements, plus the impact of finalizing the 2010 Motors and LANDesk divestitures, were classified as discontinued operations in 2011. Prior years results of operations for heating elements were inconsequential and were not reclassified. See Note 3 for additional information.

Net Earnings and Earnings Per Share; Returns on Equity and Total Capital
Net earnings attributable to common stockholders in 2013 were $2.0 billion, up 2 percent versus prior year and diluted earnings per share were $2.76, up 3 percent, reflecting the operating results discussed previously. The increase in earnings per share also reflects the purchase of treasury shares. Goodwill impairment and income tax charges were $38 million and $0.06 per share higher than in 2012, and reduced earnings and earnings per share growth 1 percentage point. Net earnings attributable to common stockholders in 2012 were $2.0 billion and earnings per share were $2.67, down 21 percent and 18 percent, respectively, versus 2011. Net earnings and earnings per share for 2012 were reduced 21 percent by the goodwill impairment charges.

Return on common stockholders' equity (net earnings attributable to common stockholders divided by average common stockholders' equity) was 19.2 percent in 2013 compared with 19.0 percent in 2012 and 24.6 percent in 2011. Return on total capital was 16.4 percent in 2013 compared with 15.8 percent in 2012 and 19.6 percent in 2011, and is computed as net earnings attributable to common stockholders excluding after-tax net interest expense, divided by average common stockholders' equity plus short- and long-term debt less cash and short-term investments. Goodwill impairments and income tax charges reduced 2013 and 2012 return on common stockholders' equity 3.6 and 4.5 percentage points, respectively, and return on total capital 3.2 and 3.6 percentage points, respectively.

Business Segments
Following is an analysis of segment results for 2013 compared with 2012, and 2012 compared with 2011.
The Company defines segment earnings as earnings before interest and income taxes.

Process Management
(dollars in millions)	2011	2012	2013	Change '11 - '12	Change '12 - '13

Sales	$7,000	7,899	8,610	13%	9%
Earnings	$1,402	1,599	1,809	14%	13%
Margin	20.0%	20.2%	21.0%

2013 vs. 2012 - Process Management reported sales of $8.6 billion in 2013, an increase of $711 million or 9 percent, on strong growth in the measurement devices, final control and systems and solutions businesses, reflecting continued global oil and gas investment and demand in chemical and power end markets. Underlying sales increased 9 percent on volume, while foreign currency translation had a $23 million unfavorable impact. Underlying sales growth was modest in the United States, up 3 percent, while growth was strong internationally. Asia was up 12 percent, Europe up 7 percent, Latin America up 22 percent, Middle East/Africa up 19 percent and Canada up 10 percent. Earnings increased $210 million and margin expanded 0.8 percentage points on higher volume, leverage and lower materials costs, partially offset by higher other costs. Benefits from cost reductions were offset by unfavorable product mix. Foreign currency transactions were $23 million favorable compared to prior year. The comparison for 2013 includes incremental costs incurred in the prior year related to Thailand flooding recovery.

2012 vs. 2011 - Process Management sales increased $899 million to $7.9 billion as all businesses reported higher sales. Strong growth in the measurement devices, final control and systems and solutions businesses was driven by solid global oil and gas investment and demand in the chemical and power end markets. The supply chain disruption from Thailand flooding that adversely affected results of several businesses in the first half of the year was resolved and nearly all of the volume was recovered in the second half. Underlying sales increased 15 percent on volume growth while foreign currency translation had a 2 percent ($135 million) unfavorable impact. Geographically, underlying sales increased in all regions, including 18 percent in the United States, 13 percent in Asia, 9 percent in Europe, 28 percent in Latin America, 16 percent in Middle East/Africa and 14 percent in Canada. Earnings increased $197 million, to $1,599 million, on higher volume and leverage. Margin increased slightly as benefits from volume, leverage and cost reduction actions were partially offset by approximately $30 million of incremental costs related to Thailand flooding, a $44 million unfavorable impact from foreign currency transactions, and higher wages and other costs.

Industrial Automation
(dollars in millions)	2011	2012	2013	Change '11 - '12	Change '12 - '13

Sales	$5,294	5,188	4,885	(2)%	(6)%
Earnings	$830	871	777	5%	(11)%
Margin	15.7%	16.8%	15.9%

2013 vs. 2012 - Industrial Automation sales were $4.9 billion in 2013, a decrease of $303 million or 6 percent, as global demand for industrial goods remained weak, particularly in Europe. The power generating alternators and renewable energy businesses led the decline, largely due to customer inventory destocking in the alternators business for most of the year. Smaller decreases in the industrial motors, electrical drives, power transmission and materials joining businesses were slightly offset by an increase in hermetic motors from improved HVAC compressor demand. Underlying sales decreased 6 percent on lower volume, while foreign currency translation had a $13 million unfavorable impact. Underlying sales decreased 11 percent in Europe and 6 percent in the United States, while sales increased 4 percent in Latin America and 6 percent in Middle East/Africa. Sales in Asia were flat. Earnings of $777 million were down $94 million and margin decreased 0.9 percentage points on lower volume, deleverage in the power generating alternators and industrial motors business and the electrical drives business, and the comparative effect of a $43 million gain in 2012 from the receipt of dumping duties. Savings from cost reduction actions and materials cost containment more than offset the volume decline and associated deleverage. The gain in 2012 had an unfavorable impact of 0.8 percentage points on the margin comparison.

2012 vs. 2011 - Industrial Automation sales decreased $106 million to $5.2 billion in 2012, reflecting solid growth in the electrical distribution and materials joining businesses offset by decreases in the electrical drives, solar and wind power, and power generating alternators and industrial motors businesses. First half softness in hermetic motors due to a global decline in compressor demand also affected results. Underlying sales grew 1 percent, reflecting an estimated 3 percent benefit from price and 2 percent lower volume, while unfavorable foreign currency translation deducted 3 percent ($140 million). Underlying sales increased 3 percent in the United States, 6 percent in Latin America and 4 percent in Canada, while sales decreased 1 percent in Europe. Sales in Asia were flat (China down 3 percent). Earnings of $871 million were up $41 million and margin increased 1.1 percentage points, reflecting a $43 million gain on payments received by the power transmission business related to dumping duties. Operationally, pricing and cost reduction benefits were largely offset by lower volume and resulting deleverage, and higher materials and other costs.

Network Power
(dollars in millions)	2011	2012	2013	Change '11 - '12	Change '12 - '13

Sales	$6,811	6,399	6,155	(6)%	(4)%
Earnings	$756	624	554	(17)%	(11)%
Margin	11.1%	9.7%	9.0%

2013 vs. 2012 - Sales for Network Power were $6.2 billion in 2013, a decrease of $244 million or 4 percent, reflecting continued weakness in telecommunications and information technology end markets. The network power systems business was down modestly as decreases in the telecommunications-related power, infrastructure management, precision cooling and uninterruptible power supplies businesses were partially offset by an increase in inbound power. Comparisons were adversely affected by $110 million of higher sales from the large Australian National Broadband Network project in 2012. The embedded computing and power business declined sharply due largely to lower end market demand and product rationalization, which had an approximate 2 percentage point negative impact on segment sales growth. Underlying sales were down 4 percent overall on 3 percent lower volume and 1 percent lower price. Foreign currency translation had a $16 million unfavorable impact. Geographically, underlying sales decreased 6 percent in Asia, 5 percent in Europe, 2 percent in the United States and 8 percent in Canada, while sales increased 3 percent in Latin America and 5 percent in Middle East/Africa. Earnings of $554 million decreased $70 million and margin decreased 0.7 percentage points primarily due to lower volume, deleverage, higher other costs and an $8 million unfavorable impact from foreign currency transactions. Savings from cost reduction actions and lower rationalization expense of $28 million partially offset the decline. Materials cost containment offset the unfavorable impact of lower prices. In July, the company agreed to sell a controlling interest in embedded computing and power. See Goodwill Impairment in this discussion and Note 3.

2012 vs. 2011 - Sales for Network Power were $6.4 billion in 2012, a $412 million decrease reflecting protracted weakness in telecommunications and information technology end markets and product rationalization in the embedded computing and power business. A modest sales decrease in the network power systems business reflected weak demand in Europe and North America uninterruptible power supplies, data center infrastructure management products and North America telecommunications-related DC power systems. This decrease was partially offset by strong growth in Asia, including the National Broadband Network contract in Australia, and modest growth in Latin America. Total sales decreased 6 percent, reflecting an underlying sales decrease of 5 percent on lower volume and a 1 percent ($83 million) unfavorable impact from foreign currency translation, while the Avtron acquisition had a $27 million favorable impact. Geographically, underlying sales decreased 10 percent in both the United States and Europe and 2 percent in Latin America, while sales increased 2 percent in Asia (down 4 percent in China) and 5 percent in Canada. Earnings of $624 million decreased $132 million and margin decreased 1.4 percentage points primarily due to lower volume and resulting deleverage, particularly in the embedded computing and power business, partially offset by cost reductions and materials cost containment. Segment margin was also affected by higher labor-related costs, unfavorable product mix, higher rationalization expense of $33 million and a
$10 million unfavorable impact from foreign currency transactions. Additionally, Chloride acquisition-related costs were $24 million in 2011.

Climate Technologies
(dollars in millions)	2011	2012	2013	Change '11 - '12	Change '12 - '13

Sales	$3,995	3,766	3,876	(6)%	3%
Earnings	$709	668	716	(6)%	7%
Margin	17.8%	17.7%	18.5%

2013 vs. 2012 - Sales for Climate Technologies were $3.9 billion in 2013, an increase of $110 million or 3 percent, primarily led by moderate growth in the compressors business worldwide. The temperature controls and temperature sensors businesses were up slightly. The increase in compressor sales was driven by solid growth in global air conditioning while refrigeration sales declined slightly. Underlying segment sales increased 3 percent on volume growth. Foreign currency had a $1 million unfavorable impact. Underlying sales increased in nearly all geographies, with the United States up 2 percent, Asia up 5 percent, Europe up 2 percent and Latin America up 2 percent. Sales decreased 1 percent in Canada. Earnings increased $48 million on higher volume in the compressors business, material cost containment and savings from cost reduction actions. Margin increased 0.8 percentage points on savings from cost reduction actions, materials cost containment and lower rationalization expense of $8 million, partially offset by unfavorable product mix.

2012 vs. 2011 - Climate Technologies sales decreased $229 million in 2012 to $3.8 billion. Sales decreased in the air conditioning, temperature controls and temperature sensors businesses as global softness in residential markets and overall weakness in Europe adversely affected results. Air conditioning sales decreased in North America, China and Europe, slightly offset by growth in the rest of Asia (excluding China). Refrigeration sales were down significantly in Europe and Asia, partially offset by slight growth in the U.S. Underlying sales decreased 5 percent, including 7 percent lower volume, slightly offset by approximately 2 percent from price. Foreign currency had a 1 percent ($42 million) unfavorable impact and the marine controls acquisition had a negligible contribution ($21 million). Underlying sales decreased 4 percent in the United States, 10 percent in Asia (down 18 percent in China) and 9 percent in Europe, while sales increased 14 percent in Latin America and 3 percent in Canada. Earnings decreased $41 million on lower volume, while margin was essentially flat as the impact of deleverage was minimized through savings from cost reduction actions and lower warranty costs. Price actions were offset by higher materials and other costs.

Commercial & Residential Solutions
(dollars in millions)	2011	2012	2013	Change '11 - '12	Change '12 - '13

Sales	$1,837	1,877	1,865	2%	(1)%
Earnings	$375	396	404	6%	2%
Margin	20.4%	21.1%	21.7%

2013 vs. 2012 - Commercial & Residential Solutions sales were $1.9 billion in 2013, a decrease of $12 million or 1 percent, including a negative 4 percent ($76 million) comparative impact from the Knaack storage business divestiture in 2012. Underlying sales grew 3 percent ($64 million) from higher volume. The sales increase was led by strong growth in the food waste disposers business and modest growth in the storage and professional tools businesses, partially offset by a slight decrease in the wet/dry vacuums business. Underlying sales increased 6 percent in the United States and declined 3 percent internationally. Earnings of $404 million were up $8 million compared to the prior year. The Knaack divestiture in 2012 unfavorably impacted earnings by $11 million. Margin increased 0.6 percentage points on savings from cost reduction actions and materials cost containment, partially offset by unfavorable product mix and higher other costs.

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

Financial Position, Capital Resources and Liquidity
The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $25 billion and common stockholders' equity of $11 billion, and has the resources available to reinvest for growth in existing businesses, pursue strategic acquisitions and manage its capital structure on a short- and long-term basis.

Cash Flow
(dollars in millions)	2011	2012	2013

Operating Cash Flow	$3,233	3,053	3,649
Percent of sales	13.3%	12.5%	14.8%
Capital Expenditures	$647	665	678
Percent of sales	2.7%	2.7%	2.7%
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,586	2,388	2,971
Percent of sales	10.6%	9.8%	12.0%
Operating Working Capital	$1,705	2,132	1,686
Percent of sales	7.0%	8.7%	6.8%

Emerson generated operating cash flow of $3.6 billion in 2013, a 20 percent increase compared to 2012 primarily as a result of focused efforts to reduce operating working capital. Operating cash flow of $3.1 billion in 2012 was a 6 percent decrease compared to $3.2 billion in 2011, reflecting an increase in operating working capital. At September 30, 2013, operating working capital as a percent of sales was 6.8 percent, compared with 8.7 percent and 7.0 percent in 2012 and 2011, respectively. The Company made pension contributions of $160 million in 2013, $163 million in 2012 and $142 million in 2011. Operating cash flow fully funded capital expenditures, acquisitions, dividends and share repurchases in all years presented.

Capital expenditures were $678 million, $665 million and $647 million in 2013, 2012 and 2011, respectively. Free cash flow increased 24 percent to $3.0 billion in 2013, on lower operating working capital, partially offset by increased capital expenditures. Free cash flow was $2.4 billion in 2012, compared with $2.6 billion in 2011, primarily reflecting an increase in operating working capital. The Company is targeting capital spending of approximately $750 million in 2014. Net cash paid in connection with acquisitions was $19 million, $187 million and $232 million in 2013, 2012 and 2011, respectively. Proceeds from divestitures in 2013, 2012 and 2011 were $3 million, $125 million and $103 million, respectively.

Dividends were $1,181 million ($1.64 per share) in 2013, compared with $1,171 million ($1.60 per share) in 2012 and $1,039 million ($1.38 per share) in 2011. In November 2013, the Board of Directors voted to increase the quarterly cash dividend 5 percent to an annualized rate of $1.72 per share.

In May 2013, the Board of Directors approved a new program for the repurchase of up to 70 million common shares subsequent to the completion of the May 2008 authorization for 80 million shares. In 2013, a total of 20.3 million shares were repurchased under the 2013 and 2008 authorizations; in 2012 and 2011, 16.4 million shares and 18.7 million shares, respectively, were repurchased under the 2008 authorization. 63.9 million shares remain available for repurchase under the 2013 authorization and none remain available under the the 2008 authorization. Purchases of Emerson common stock totaled $1,189 million, $787 million and $958 million in 2013, 2012 and 2011, respectively, at an average per share price of $58.51, $47.94 and $51.31, respectively.

Leverage/Capitalization
(dollars in millions)	2011	2012	2013

Total Assets	$23,861	23,818	24,711
Long-term Debt	$4,324	3,787	4,055
Common Stockholders' Equity	$10,399	10,295	10,585

Total Debt-to-Total Capital Ratio	33.3%	34.0%	34.8%
Net Debt-to-Net Capital Ratio	23.2%	22.1%	18.3%
Operating Cash Flow-to-Debt Ratio	62.2%	57.7%	64.7%
Interest Coverage Ratio	15.8X	13.9X	14.6X

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $5.6 billion, $5.3 billion and $5.2 billion for 2013, 2012 and 2011, respectively. During the year, the Company repaid $250 million of 4.625% notes that matured in October 2012 and $250 million of 4.5% notes that matured in May 2013. In 2013, the Company issued $500 million of 2.625% notes due February 2023 under an automatic shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC). The net proceeds from the sale of the notes were used for general corporate purposes and to repay commercial paper borrowings.

The total debt-to-capital ratio increased primarily due to higher average borrowings in the current year. The net debt-to-net capital ratio (less cash and short-term investments) improved, reflecting an increase in equity and cash. The operating cash flow-to-debt ratio also improved in 2013, reflecting an increase in operating cash flow. The interest coverage ratio is computed as earnings before income taxes plus interest expense, divided by interest expense. The increase in interest coverage in 2013 compared to 2012 reflects higher earnings and lower interest expense in the current year, resulting from the replacement of matured long-term debt with lower average interest rate borrowings. The decrease in interest coverage in 2012 compared to 2011 reflects lower earnings. See Notes 8 and 9 for additional information.

The Company maintains a $2.75 billion four-year revolving backup credit facility which expires in December 2014 to support short-term borrowings. There were no borrowings against U.S. lines of credit in the last three years. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes. The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

Emerson maintains a conservative financial structure which provides the strength and flexibility necessary to achieve its strategic objectives. The Company has been successful in efficiently deploying cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. Substantially all of the Company's cash is held outside the U.S., primarily in Europe and Asia, and is available for repatriation to the U.S. Under current tax law, repatriated cash may be subject to U.S. federal income taxes, net of available foreign tax credits. The Company routinely repatriates a portion of its non-U.S. cash from earnings each year, or otherwise when it can be accomplished tax efficiently, and provides for U.S. income taxes as appropriate. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company's needs in the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity or backup credit lines.

Contractual Obligations
At September 30, 2013, the Company's contractual obligations, including estimated payments, are as follows:

	Amounts Due By Period
(dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years

Long-term Debt (including Interest)	$6,102	460	1,157	800	3,685
Operating Leases	910	270	336	138	166
Purchase Obligations	1,087	959	99	23	6
Total	$8,099	1,689	1,592	961	3,857

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The table above does not include $2.3 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 17, which consist primarily of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated future benefit payments and Note 13 for additional information on deferred income taxes.

Financial Instruments
The Company is exposed to market risk related to changes in interest rates, commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to forecast the impact of these movements. Based on a hypothetical 10 percent increase in interest rates, a 10 percent decrease in commodity prices or a 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value or cash flows are not material. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1, and 7 through 9.

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

Long-Lived Assets
Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If the Company determines that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter. If an initial assessment indicates it is more likely than not an impairment may exist, it is evaluated by comparing the unit's estimated fair value to its carrying value. Fair value is generally estimated using an income approach based on discounted future cash flows using a discount rate judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

At the end of 2013, Emerson's total market value based on its exchange-traded stock price was approximately $46 billion while its common stockholders' equity was $11 billion.The European network power systems business, with goodwill of $1.0 billion, has faced integration challenges as well as difficult end markets stemming from the financial crisis and persistent weak economy in Europe. The estimated fair value of this business exceeded its carrying value by less than 10 percent. The assumptions used in estimating fair value include the resumption of economic growth in Europe, continued successful execution of plans to expand the business and improve the cost structure, and end market growth for data center services and solutions, including uninterruptible power supplies and precision cooling.

Retirement Plans
While the Company continues to focus on a prudent long-term investment strategy for its pension-related assets, the determination of defined benefit plan expense and obligations are dependent on assumptions made, including the expected annual rate of return on plan assets, the discount rate and the rate of annual compensation increases. Management believes that the assumptions used are appropriate; however, actual experience may differ. In accordance with U.S. generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated as deferred actuarial gains or losses and amortized to expense in future periods.

As of September 30, 2013, pension plans were underfunded by a total of $121 million (which includes $368 million of unfunded plans). The Company contributed $160 million to defined benefit plans in 2013 and expects to contribute approximately $145 million in 2014. At year-end 2013, the discount rate for U.S. plans was 4.75 percent, and was 4.00 percent in 2012. The assumed investment return on plan assets was 7.75 percent in both 2013 and 2012, and is expected to be 7.50 percent in 2014. Deferred actuarial losses to be amortized to expense in future years were $1.2 billion ($800 million after-tax) as of September 30, 2013. Defined benefit pension plan expense for 2014 is expected to be approximately $155 million, compared with $228 million in 2013, which reflects the impact of the higher interest rate environment and favorable investment performance the last two years. See Notes 10 and 11.

Income Taxes
Income tax expense and tax assets and liabilities reflect management's assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Valuation allowances are provided to reduce deferred tax assets to the amount that will more likely than not be realized.The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company also pays U.S. federal income taxes, net of available foreign tax credits, on cash repatriated from non-U.S. locations. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1, 3 and 13.

Other Items

Legal Matters
On October 22, 2012, Invensys Systems, Inc. filed a suit for patent infringement against the Company and its wholly-owned indirect subsidiary, Micro Motion, Inc., in the Eastern District of Texas captioned Invensys Systems, Inc. v. Emerson Electric Co. and Micro Motion, Inc., USA. The complaint alleges infringement on Invensys patents by Micro Motion's Coriolis flowmeter "Enhanced Core Processors." The Invensys suit seeks unspecified damages for past infringement and an injunction preventing the Company and Micro Motion from engaging in future infringement. It is too early in the litigation to assess any potential financial impact. The Company and Micro Motion believe that the Invensys claims are without merit and that they have strong defenses to the claims, and intend to aggressively defend the suit.

At September 30, 2013, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

New Accounting Pronouncements
In January 2013, the FASB issued updates to ASC 210, Balance Sheet, requiring entities to disclose additional amounts related to derivatives subject to enforceable master netting arrangements, including collateral, and reconcile those amounts to the net amount presented in the balance sheet.  These updates are effective for the first quarter of 2014 and will not materially impact the Company’s financial statements.

In February 2013, the FASB issued updates to ASC 220, Comprehensive Income, requiring entities to disclose reclassifications into earnings from accumulated other comprehensive income (AOCI) by income statement line item, and other current period activity. There is no change to the items to be reported in AOCI or when those items should be reclassified into earnings.  These updates are effective for the first quarter of 2014.

Consolidated Statements of Earnings
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2011	2012	2013

Net sales	$24,222	24,412	24,669
Costs and expenses:
Cost of sales	14,665	14,644	14,717
Selling, general and administrative expenses	5,328	5,436	5,648
Goodwill impairment	19	592	528
Other deductions, net	356	401	362
Interest expense, net of interest income: 2011, $23; 2012, $17; 2013, $16	223	224	218
Earnings from continuing operations before income taxes	3,631	3,115	3,196
Income taxes	1,127	1,091	1,130
Earnings from continuing operations	2,504	2,024	2,066
Discontinued operations, net of tax: 2011, $30	26	—	—
Net earnings	2,530	2,024	2,066
Less: Noncontrolling interests in earnings of subsidiaries	50	56	62
Net earnings common stockholders	$2,480	1,968	2,004

Earnings common stockholders:
Earnings from continuing operations	$2,454	1,968	2,004
Discontinued operations, net of tax	26	—	—
Net earnings common stockholders	$2,480	1,968	2,004

Basic earnings per share common stockholders:
Earnings from continuing operations	$3.26	2.68	2.78
Discontinued operations	0.03	—	—
Basic earnings per common share	$3.29	2.68	2.78

Diluted earnings per share common stockholders:
Earnings from continuing operations	$3.24	2.67	2.76
Discontinued operations	0.03	—	—
Diluted earnings per common share	$3.27	2.67	2.76

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2011	2012	2013
Net earnings	$2,530	2,024	2,066

Other comprehensive income, net of tax:
Foreign currency translation	26	(206)	32
Cash flow hedges	(102)	85	(17)
Pension and postretirement	(56)	(49)	521
Total other comprehensive income (loss)	(132)	(170)	536

Comprehensive income	2,398	1,854	2,602

Less: Noncontrolling interests in comprehensive income of subsidiaries	54	55	56
Comprehensive income common stockholders	$2,344	1,799	2,546

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
EMERSON ELECTRIC CO. & SUBSIDIARIES

September 30
(Dollars in millions, except per share amounts)

	2012	2013
ASSETS
Current assets
Cash and equivalents	$2,367	3,275
Receivables, less allowances of $109 in 2012 and $103 in 2013	4,983	4,808
Inventories	2,125	1,895
Other current assets	651	1,021
Total current assets	10,126	10,999

Property, plant and equipment, net	3,509	3,605

Other assets
Goodwill	8,026	7,509
Other intangible assets	1,838	1,672
Other	319	926
Total other assets	10,183	10,107
Total assets	$23,818	24,711

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings and current maturities of long-term debt	$1,506	1,587
Accounts payable	2,767	2,725
Accrued expenses	2,732	3,184
Income taxes	128	129
Total current liabilities	7,133	7,625

Long-term debt	3,787	4,055

Other liabilities	2,456	2,313

Equity
Common stock, $0.50 par value; authorized, 1,200,000,000 shares; issued 953,354,012 shares; outstanding, 724,113,291 shares in 2012; 706,660,259 shares in 2013	477	477
Additional paid-in-capital	324	352
Retained earnings	18,107	18,930
Accumulated other comprehensive income (loss)	(731)	(189)
	18,177	19,570
Less: Cost of common stock in treasury, 229,240,721 shares in 2012; 246,693,753 shares in 2013	7,882	8,985
Common stockholders’ equity	10,295	10,585
Noncontrolling interests in subsidiaries	147	133
Total equity	10,442	10,718
Total liabilities and equity	$23,818	24,711

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Equity
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2011	2012	2013

Common stock	$477	477	477

Additional paid-in-capital
Beginning balance	192	317	324
Stock plans and other	125	7	28
Ending balance	317	324	352

Retained earnings
Beginning balance	15,869	17,310	18,107
Net earnings common stockholders	2,480	1,968	2,004
Cash dividends (per share: 2011, $1.38; 2012, $1.60; 2013, $1.64)	(1,039)	(1,171)	(1,181)
Ending balance	17,310	18,107	18,930

Accumulated other comprehensive income (loss)
Beginning balance	(426)	(562)	(731)
Foreign currency translation	22	(205)	38
Pension and postretirement, net of tax: 2011, $47; 2012, $19; 2013, $(318)	(56)	(49)	521
Cash flow hedges and other, net of tax: 2011, $60; 2012, $(50); 2013, $10	(102)	85	(17)
Ending balance	(562)	(731)	(189)

Treasury stock
Beginning balance	(6,320)	(7,143)	(7,882)
Purchases	(958)	(787)	(1,189)
Issued under stock plans and other	135	48	86
Ending balance	(7,143)	(7,882)	(8,985)

Common stockholders' equity	10,399	10,295	10,585

Noncontrolling interests in subsidiaries
Beginning balance	160	152	147
Net earnings	50	56	62
Other comprehensive income (loss)	4	(1)	(6)
Cash dividends	(61)	(56)	(69)
Other	(1)	(4)	(1)
Ending balance	152	147	133

Total equity	$10,551	10,442	10,718

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2011	2012	2013
Operating activities
Net earnings	$2,530	2,024	2,066
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	867	823	819
Changes in operating working capital	(301)	(340)	42
Pension funding	(142)	(163)	(160)
Goodwill impairment, net of tax	19	528	496
Other	260	181	386
Net cash provided by operating activities	3,233	3,053	3,649

Investing activities
Capital expenditures	(647)	(665)	(678)
Purchases of businesses, net of cash and equivalents acquired	(232)	(187)	(19)
Divestitures of businesses	103	125	3
Other	(72)	(79)	(95)
Net cash used in investing activities	(848)	(806)	(789)

Financing activities
Net increase in short-term borrowings	185	348	374
Proceeds from long-term debt	1	4	496
Principal payments on long-term debt	(57)	(262)	(521)
Dividends paid	(1,039)	(1,171)	(1,181)
Purchases of treasury stock	(935)	(797)	(1,110)
Other	(42)	(21)	9
Net cash used in financing activities	(1,887)	(1,899)	(1,933)

Effect of exchange rate changes on cash and equivalents	(38)	(33)	(19)
Increase in cash and equivalents	460	315	908
Beginning cash and equivalents	1,592	2,052	2,367
Ending cash and equivalents	$2,052	2,367	3,275

Changes in operating working capital
Receivables	$(475)	(536)	(84)
Inventories	12	(49)	83
Other current assets	41	19	(32)
Accounts payable	194	143	14
Accrued expenses	(54)	91	64
Income taxes	(19)	(8)	(3)
Total changes in operating working capital	$(301)	(340)	42

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts or where noted)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Financial Statement Presentation
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles
(U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with current year presentation. See Note 3 for operating results that have been classified as discontinued operations in 2011.

Effective October 1, 2012, the Company adopted updates to ASC 220, Comprehensive Income, and now presents comprehensive income in a separate financial statement immediately following the statement of earnings. This update does not change the items reported in other comprehensive income or when those items should be reclassified into earnings. Effective first quarter 2014, additional disclosures will be required for comprehensive income, including presenting reclassifications out of accumulated other comprehensive income by income statement line item.

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

Inventories
Inventories are stated at the lower of cost or market. The majority of inventory is valued based on standard costs that approximate average costs, while the remainder is principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each fiscal year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales. Following are the components of inventory as of September 30:

	2012	2013
Finished products	$747	678
Raw materials and work in process	1,378	1,217
Total inventories	$2,125	1,895

Fair Value Measurement
ASC 820, Fair Value Measurement, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or other approaches using market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-

developed future cash flow estimates, and are considered the least reliable. Valuations for all of Emerson's financial instruments fall within Level 2. The fair value of the Company's long-term debt is Level 2, estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics.

Property, Plant and Equipment
The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of expected future undiscounted cash flows of the related assets is less than their carrying values. The components of property, plant and equipment as of September 30 follow:

	2012	2013
Land	$268	278
Buildings	2,103	1,965
Machinery and equipment	6,193	6,440
Construction in progress	370	409
Property, plant and equipment, at cost	8,934	9,092
Less: Accumulated depreciation	5,425	5,487
Property, plant and equipment, net	$3,509	3,605

Goodwill and Other Intangible Assets
Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts annual impairment tests of goodwill in the fourth quarter. If an initial assessment indicates it is more likely than not goodwill might be impaired, it is evaluated by comparing the reporting unit's estimated fair value to its carrying value. Goodwill is also tested for impairment between annual tests if events or circumstances indicate the fair value of a unit may be less than its carrying value. If the carrying amount exceeds the estimated fair value, impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Estimated fair values of reporting units are Level 3 measures and are developed primarily under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

All of the Company's identifiable intangible assets are subject to amortization on a straight-line basis over their estimated useful lives. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships and capitalized software. Identifiable intangibles are also subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See Note 6.

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

Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or a management estimate of the relative selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and the performance of the undelivered items is probable and substantially in the Company's control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Approximately ten percent of the Company's revenues arise from qualifying sales arrangements that include the delivery of multiple elements, principally in the Network Power and Process Management segments. The vast majority of these deliverables are tangible products, with a small portion attributable to installation, service or maintenance. Generally, contract duration is short-term and cancellation, termination or refund provisions apply only in the event of contract breach, and have historically not been invoked.

Derivatives and Hedging
In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. Emerson's foreign currency exposures primarily relate to transactions denominated in euros, Mexican pesos, Canadian dollars and Chinese renminbi. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts may be used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less and amounts currently hedged beyond 18 months are not significant.

All derivatives are accounted for under ASC 815, Derivatives and Hedging, and recognized at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in stockholders' equity and recognized when the underlying hedged transaction impacts earnings. The majority of the Company's derivatives that are designated as hedges and qualify for deferral accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. dollar net asset exposures are reported in equity. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to purchases of commodity-based components used in the Company's manufacturing processes, and the revaluation of certain foreign-currency-denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the income statement immediately.

Counterparties to derivative arrangements are companies with high credit ratings and the Company has bilateral collateral arrangements with them for which credit rating-based posting thresholds vary depending on the arrangement. If credit ratings on the Company's debt fall below preestablished levels, counterparties can require immediate full collateralization on all instruments in net liability positions. Similarly, Emerson can demand full collateralization of instruments in net asset positions should any of the Company's counterparties' credit ratings fall below certain thresholds. Risk from credit loss when derivatives are in asset positions is not considered material. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet. Net values of contracts are reported in other current assets or accrued expenses as appropriate depending on positions with counterparties as of the balance sheet date. See Note 7.

Income Taxes
The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and tax rates currently enacted in each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $7.1 billion of undistributed earnings of non-U.S. subsidiaries as of September 30,

2013, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed non-U.S. earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

Comprehensive Income
Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation, pension and postretirement adjustments, and the effective portion of changes in the fair value of cash flow hedges. Accumulated other comprehensive income, net of tax (a component of equity), consists of foreign currency translation credits of $504 and $466, deferred pension and postretirement charges of $692 and $1,213 and cash flow hedges and other charges of $1 and credits of $16, respectively, at September 30, 2013 and 2012. Accumulated other comprehensive income attributable to noncontrolling interests in subsidiaries consists primarily of earnings, and changes in foreign currency translation.

(2) WEIGHTED-AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted-average of common shares outstanding while diluted earnings per common share also consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 0.6 million, 7.7 million and 4.6 million shares of common stock were excluded from the computation of diluted earnings per share in 2013, 2012 and 2011, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted-average shares for basic and diluted earnings per common share follow (shares in millions):

	2011	2012	2013
Basic shares outstanding	748.5	730.6	717.7
Dilutive shares	5.0	4.0	5.2
Diluted shares outstanding	753.5	734.6	722.9

(3) ACQUISITIONS AND DIVESTITURES

On July 31, 2013, the Company entered into an agreement to sell a 51 percent controlling interest in the embedded computing and power business for which it will receive approximately $300 in cash from the acquirer and through borrowing by a new entity which will include this business. The transaction is expected to close before the end of calendar 2013 pending regulatory approvals. Embedded computing and power had 2013 revenue of $1.2 billion and earnings before taxes of $44 which are included in the Network Power segment. Sales and earnings for embedded computing and power will continue to be reported in the Company's consolidated results until completion of the transaction. As the Company will retain a noncontrolling interest in this business, it will not be classified as discontinued operations and will be accounted for on the equity basis upon completion. Transaction fair value was determined based on anticipated cash proceeds and the estimated value of the retained interest using a Level 3 market approach (option pricing model). Assets and liabilities for embedded computing and power are classified as held-for-sale in the consolidated balance sheet at September 30, 2013 as follows: other current assets, $408 (accounts receivable, inventories, other); other assets, $190 (property plant and equipment, goodwill, other noncurrent assets); accrued expenses, $272 (accounts payable and other current liabilities); and other liabilities, $20. The Company recorded goodwill impairment charges in both 2013 and 2012, and income tax charges in 2013, related to this business. See Note 6 for information regarding impairment charges.

In October 2013 (fiscal 2014), the Company acquired Virgo Valves and Controls, LTD, a leading manufacturer of ball valves and automation systems which will complement Process Management's existing final control business, and allow opportunities for additional growth in global oil and gas, mining and power end markets. Also in October 2013, the Company acquired Enardo LLC, a manufacturer of tank and terminal safety equipment used in the oil and gas, chemical and other industries which will complement Process Management's existing regulator technologies and extend the Company's expertise in both upstream and downstream markets. Total cash paid for both businesses was approximately $506, net of cash acquired. The Company also assumed $76 of debt. Combined annualized sales for Virgo and Enardo were over $300.

The Company acquired one-hundred percent of Avtron Loadbank and a marine controls business during the second quarter of 2012. Avtron is a designer and manufacturer of high quality load banks and testing systems for power equipment industries and is included in the Network Power segment. The marine controls business supplies controls and software solutions for optimal operation of refrigerated sea containers and marine boilers and is included in the Climate Technologies segment. In addition, the Company acquired two smaller businesses during 2012 in the Process Management and Network Power segments. These small acquisitions were complementary to the existing business portfolios and none was individually significant. Total cash paid for all businesses was approximately $187, net of cash acquired of $5. Annualized sales for businesses acquired in 2012 were approximately $115. Goodwill of $94 ($36 of which is expected to be tax deductible) and identifiable intangible assets of $82, primarily customer relationships and patents and technology with a weighted-average life of approximately 9 years, were recognized from these transactions.

In the fourth quarter of 2012, the Company sold its Knaack business unit for $114, resulting in an after-tax loss of $5 ($3 income tax benefit). Knaack had 2012 sales of $95 and net earnings of $7. Knaack, a leading provider of premium secure storage solutions for job sites and work vehicles, was previously reported in the Commercial & Residential Solutions business segment.

The Company acquired several small businesses during 2011 which were complementary to the existing portfolios in mainly the Process Management and Climate Technologies segments. Total cash paid for all businesses was approximately $232, net of cash acquired of $2. Annualized sales for businesses acquired in 2011 were approximately $100. Goodwill of $125 (none of which is expected to be tax deductible) and identifiable intangible assets of $75, primarily customer relationships and patents and technology with a weighted-average life of approximately 12 years, were recognized from these transactions.

In the fourth quarter of 2011, the Company sold its heating elements unit, which was previously included in the Commercial & Residential Solutions segment, for $73, resulting in an after-tax gain of $21 (net of $30 of income taxes). Heating elements had 2011 fourth quarter sales of $12 and net earnings of $1. Only the gain on divestiture and fourth quarter operating results for heating elements, plus the impact of finalizing the 2010 Motors and LANDesk divestitures, were classified as discontinued operations for 2011; prior fiscal 2011 quarters and prior year results of operations for heating elements were inconsequential and were not reclassified.

The results of operations of the acquired businesses discussed above have been included in the Company's consolidated results of operations since the respective dates of acquisition.

(4) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:
	2011	2012	2013
Amortization of intangibles (intellectual property and customer relationships)	$261	241	220
Rationalization of operations	81	119	78
Other	38	91	65
Gains, net	(24)	(50)	(1)
Total	$356	401	362

Other is composed of several items that are individually immaterial, including foreign currency transaction gains and losses, bad debt expense, equity investment income and losses, as well as other items such as litigation and disputed matters and insurance recoveries. Other decreased in 2013 primarily because of the receipt of an international research and development credit, lower foreign currency transaction losses and the comparative impact from the loss on the sale of the Knaack business in 2012. Other increased in 2012 due to higher foreign currency transaction losses and the loss on the Knaack sale. Gains, net decreased in 2013 due to $43 of dumping duties collected from U.S. Customs in 2012. Gains, net for 2011 included $15 related to the acquisition of full ownership of a Process Management joint venture in India.

(5) RATIONALIZATION OF OPERATIONS

Rationalization of operations expense reflects costs associated with the Company's efforts to continually improve operational efficiency and deploy assets globally to remain competitive on a worldwide basis. Each year the Company incurs costs to size its businesses to levels appropriate for current economic conditions and to improve its cost structure for future growth. Rationalization expenses result from numerous individual actions implemented across the Company's various operating units on an ongoing basis and include costs for moving facilities to best-cost locations, starting up plants after relocation or geographic expansion to serve local markets, exiting certain product lines, curtailing/downsizing operations because of changing economic conditions and other costs resulting from asset redeployment decisions. Shutdown costs include severance and benefits, stay bonuses, lease and contract termination costs and asset write-downs. In addition to the costs of moving fixed assets, start-up and moving costs include employee training and relocation. Vacant facility costs include security, maintenance, utilities and other costs.

Rationalization expenses were $78, $119 and $81, respectively, for 2013, 2012 and 2011. The Company currently expects to incur 2014 rationalization expense of approximately $90, including costs to complete actions initiated before the end of 2013 and for actions anticipated to be approved and initiated during 2014.

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2012	Expense	Paid/Utilized	2013
Severance and benefits	$23	45	41	27
Lease and other contract terminations	5	3	5	3
Fixed asset write-downs	—	1	1	—
Vacant facility and other shutdown costs	3	6	8	1
Start-up and moving costs	1	23	23	1
Total	$32	78	78	32

	2011	Expense	Paid/Utilized	2012
Severance and benefits	$24	58	59	23
Lease and other contract terminations	3	10	8	5
Fixed asset write-downs	—	9	9	—
Vacant facility and other shutdown costs	2	12	11	3
Start-up and moving costs	1	30	30	1
Total	$30	119	117	32

Rationalization of operations expense by segment is summarized as follows:

	2011	2012	2013
Process Management	$11	19	15
Industrial Automation	32	27	27
Network Power	20	53	25
Climate Technologies	11	11	3
Commercial & Residential Solutions	7	9	8
Total	$81	119	78

Expenses incurred during 2013, 2012 and 2011 include actions to exit 13, 20 and 18 production, distribution or office facilities, and eliminate approximately 3,100, 2,700 and 2,800 positions, respectively, as well as costs related to facilities exited in previous periods. Costs have been concentrated in Network Power and Industrial Automation recently due to end market softness for these segments, including embedded computing and power, and acquisition integration activity in Network Power. The majority of costs have been incurred in Europe, North America and Asia.

(6) GOODWILL AND OTHER INTANGIBLES

Purchases of businesses are accounted for under the acquisition method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under an impairment test performed annually, if the carrying amount of a reporting unit exceeds its estimated fair value, impairment is recognized to the extent that the carrying amount of the unit's goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are Level 3 measures, estimated primarily using an income approach that discounts future cash flows using risk-adjusted interest rates, and are subject to change due to changes in underlying economic conditions. See Note 3 for further discussion of changes in goodwill related to acquisitions and divestitures.

The Company has faced persistent challenges in the embedded computing and power business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were both below expectations. In the third quarter of 2013, the Company recorded a noncash goodwill impairment charge of $503 ($475 after-tax, $0.65 per share). Income tax charges of $70 ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash, pretax charge to earnings of $25 ($21 after-tax, $0.03 per share). Management considered strategic alternatives for embedded computing and power, and on July 31, 2013 the Company entered into an agreement to sell a 51 percent controlling interest in this business. See Note 3 for additional information regarding the sale.

In the fourth quarter of 2012, the Company incurred an impairment charge for the embedded computing and power business and the DC power systems business, after goodwill impairment testing revealed that the carrying values of these businesses exceeded the fair values. These businesses had been unable to meet operating objectives and the Company anticipated that growth in sales and earnings would be slower than previously expected given the end market circumstances noted previously. The carrying value of these businesses was reduced by a noncash, pretax charge to earnings totaling $592 ($528 after-tax, $0.72 per share). In 2011, the Company recorded a $19 ($0.03 per share) noncash, pretax impairment charge related to the Industrial Automation wind turbine pitch control business, reflecting a slowdown in investment for renewable energy.

The change in the carrying value of goodwill by business segment follows. Cumulative pretax impairment charges in Network Power total $1.1 billion.

	Process Management	Industrial Automation	Network Power	Climate Technologies	Commercial & Residential Solutions
						Total
Balance, Sept 30, 2011	$2,368	1,393	3,990	483	537	8,771
Acquisitions	5		62	27		94
Divestitures					(102)	(102)
Impairment			(592)			(592)
Foreign currency translation and other	6	(55)	(93)	(9)	6	(145)
Balance, Sept 30, 2012	$2,379	1,338	3,367	501	441	8,026
Acquisitions	11					11
Divestitures			(40)		(2)	(42)
Impairment			(528)			(528)
Foreign currency translation and other	(7)	14	33	2		42
Balance, Sept 30, 2013	$2,383	1,352	2,832	503	439	7,509

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	Customer Relationships		Intellectual Property		Capitalized Software		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Gross carrying amount	$1,537	1,482	1,125	1,023	1,046	1,110	3,708	3,615
Less: accumulated amortization	459	533	606	565	805	845	1,870	1,943
Net carrying amount	$1,078	949	519	458	241	265	1,838	1,672

Total intangible asset amortization expense for 2013, 2012 and 2011 was $298, $318 and $345, respectively. Based on intangible asset balances as of September 30, 2013, amortization expense is expected to approximate $292 in 2014, $264 in 2015, $224 in 2016, $199 in 2017 and $163 in 2018.

(7) FINANCIAL INSTRUMENTS

Hedging Activities
As of September 30, 2013, the notional amount of foreign currency hedge positions was approximately $1.5 billion, while commodity hedge contracts totaled approximately 62 million pounds ($175) of copper and aluminum. All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2013 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in other deductions, net reflect hedges of balance sheet exposures that do not receive deferral accounting. Amounts included in earnings and other comprehensive income follow:

		Gain (Loss) to Earnings			Gain (Loss) to OCI
		2011	2012	2013	2011	2012	2013
	Location
Commodity	Cost of sales	$52	(42)	(15)	(58)	43	(22)
Foreign currency	Sales, cost of sales	33	8	24	(14)	58	4
Foreign currency	Other deductions, net	9	45	(5)
Total		$94	11	4	(72)	101	(18)

Regardless of whether derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness was immaterial in 2013, 2012 and 2011.

Fair Value Measurement
As of September 30, 2013, the fair value of commodity contracts and foreign currency contracts was reported in other current assets and accrued expenses. No collateral was posted with counterparties and none was held by the Company at year end. The maximum collateral that could have been required was $14. The estimated fair value of long-term debt was $4,727 and $5,088, respectively, as of September 30, 2013 and 2012, which exceeded the carrying value by $405 and $741, respectively. Valuations of derivative contract positions as of September 30 follow:

	2012		2013
	Assets	Liabilities	Assets	Liabilities
Foreign Currency	$31	8	18	17
Commodity	$9	7	2	8

(8) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2012	2013
Current maturities of long-term debt	$560	267
Commercial paper	936	1,304
Payable to banks	10	16
Total	$1,506	1,587

Weighted-average short-term borrowing interest rate at year end	0.2%	0.2%

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

(9) LONG-TERM DEBT

Long-term debt is summarized as follows:

	2012	2013
4.625% notes due October 2012	$250	—
4.5% notes due May 2013	250	—
5.625% notes due November 2013	250	250
5.0% notes due December 2014	250	250
4.125% notes due April 2015	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.25% notes due October 2018	400	400
5.0% notes due April 2019	250	250
4.875% notes due October 2019	500	500
4.25% notes due November 2020	300	300
2.625% notes due February 2023	—	500
6.0% notes due August 2032	250	250
6.125% notes due April 2039	250	250
5.25% notes due November 2039	300	300
Other	97	72
Long-term debt	4,347	4,322
Less: Current maturities	560	267
Total, net	$3,787	4,055

Long-term debt maturing during each of the four years after 2014 is $520, $289, $250 and $250, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $226, $234 and $239 in 2013, 2012 and 2011, respectively.

The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10) RETIREMENT PLANS

Retirement plans expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2011	2012	2013	2011	2012	2013
Defined benefit plans:
Service cost (benefits earned during the period)	$52	55	70	30	27	31
Interest cost	172	172	167	50	50	46
Expected return on plan assets	(279)	(275)	(280)	(49)	(43)	(50)
Net amortization and other	147	168	226	22	19	18
Net periodic pension expense	92	120	183	53	53	45
Defined contribution plans	98	103	113	50	59	63
Total retirement plans expense	$190	223	296	103	112	108

For defined contribution plans, the Company's obligation is to make cash contributions based on plan requirements, which are expensed as incurred. The Company has two small businesses that participate in multiemployer pension plans. Such participation is insignificant individually and in total. Cash contributed was inconsequential in all years. The Company could potentially incur immaterial liabilities upon withdrawal from these plans, although it has no intention to do so. Additionally, as with participation in any multiemployer plan, there is a theoretical but remote possibility the Company could incur material liabilities should all other participating employers be unable to fund their obligations.

Reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2012	2013	2012	2013
Projected benefit obligation, beginning	$3,644	4,203	960	1,143
Service cost	55	70	27	31
Interest cost	172	167	50	46
Actuarial (gain) loss	502	(403)	137	85
Benefits paid	(173)	(176)	(41)	(46)
Foreign currency translation and other	3	2	10	10
Projected benefit obligation, ending	$4,203	3,863	1,143	1,269

Fair value of plan assets, beginning	$3,182	3,719	690	809
Actual return on plan assets	595	454	100	86
Employer contributions	113	113	50	47
Benefits paid	(173)	(176)	(41)	(46)
Foreign currency translation and other	2	2	10	3
Fair value of plan assets, ending	$3,719	4,112	809	899

Net amount recognized in the balance sheet	$(484)	249	(334)	(370)

Amounts recognized in the balance sheet:
Noncurrent asset	$—	435	4	3
Current liability	$(9)	(10)	(8)	(10)
Noncurrent liability	$(475)	(176)	(330)	(363)
Pretax accumulated other comprehensive loss	$(1,674)	(871)	(308)	(343)

Approximately $171 of the $1,214 of pretax losses deferred in accumulated other comprehensive income at September 30, 2013, will be amortized to expense in 2014. As of September 30, 2013, retirement plans in total were underfunded by $121, which includes $368 of unfunded plans.

As of the plans' September 30, 2013 and 2012 measurement dates, the total accumulated benefit obligation was $4,782 and $5,010, respectively. Also, as of the plans' respective measurement dates, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $978, $887 and $464, respectively, for 2013, and $4,763, $4,504 and $3,947, respectively, for 2012.

Future benefit payments by U.S. plans are estimated to be $189 in 2014, $198 in 2015, $208 in 2016, $217 in 2017, $226 in 2018 and $1,256 in total over the five years 2019 through 2023. Based on foreign currency exchange rates as of September 30, 2013, future benefit payments by non-U.S. plans are estimated to be $51 in 2014, $51 in 2015, $55 in 2016, $56 in 2017, $58 in 2018 and $341 in total over the five years 2019 through 2023. The Company expects to contribute approximately $145 to its retirement plans in 2014.

The weighted-average assumptions used in the valuation of pension benefits were as follows:

	U.S. Plans			Non-U.S. Plans
	2011	2012	2013	2011	2012	2013
Net pension expense:
Discount rate	5.00%	4.75%	4.00%	4.6%	5.2%	4.1%
Expected return on plan assets	8.00%	7.75%	7.75%	5.9%	5.9%	5.5%
Rate of compensation increase	3.00%	3.00%	3.25%	3.5%	3.5%	3.4%

Benefit obligations:
Discount rate	4.75%	4.00%	4.75%	5.2%	4.1%	4.2%
Rate of compensation increase	3.00%	3.25%	3.25%	3.5%	3.4%	3.2%

The discount rate for the U.S. retirement plans was 4.75 percent as of September 30, 2013. An actuarially determined, company-specific yield curve is used to determine the discount rate. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past. Defined benefit pension plan expense for 2014 is expected to be approximately $155, versus $228 in 2013.

The Company's asset allocations at September 30, 2013 and 2012, and weighted-average target allocations are as follows:

	U.S. Plans			Non-U.S. Plans
	2012	2013	Target	2012	2013	Target
Equity securities	64%	66%	60-70%	55%	56%	50-60%
Debt securities	27	26	25-35	30	30	25-35
Other	9	8	3-10	15	14	10-20
Total	100%	100%	100%	100%	100%	100%

The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The Company continuously monitors the value of assets by class and routinely rebalances to remain within target allocations. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. The bonds strategy also includes a high yield element which is generally shorter in duration. A small portion of U.S. plan assets is allocated to private equity partnerships and real asset fund investments for diversification, providing opportunities for above market returns. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential.

The fair values of defined benefit plan assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1, follow:

	Level 1	Level 2	Level 3	Total	%
2013
U.S. equities	$1,078	560	121	1,759	35%
International equities	563	632	—	1,195	24%
Emerging market equities	—	263	—	263	5%
Corporate bonds	—	524	—	524	10%
Government bonds	22	614	—	636	13%
High yield bonds	—	159	—	159	3%
Other	178	168	129	475	10%
Total	$1,841	2,920	250	5,011	100%

2012
U.S. equities	$926	559	129	1,614	35%
International equities	442	495	—	937	21%
Emerging market equities	68	197	—	265	6%
Corporate bonds	—	528	—	528	12%
Government bonds	—	551	—	551	12%
High yield bonds	—	148	—	148	3%
Other	183	181	121	485	11%
Total	$1,619	2,659	250	4,528	100%

Asset Classes
U.S. Equities reflects companies domiciled in the U.S., including multinational companies. International Equities is comprised of companies domiciled in developed nations outside the U.S. Emerging Market Equities is comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate Bonds represents investment-grade debt of issuers primarily from the U.S. Government Bonds includes investment-grade instruments issued by federal, state and local governments, primarily in the U.S. High Yield Bonds includes noninvestment-grade debt from a diverse group of developed market issuers. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture and exchange-traded real estate funds, life insurance contracts (U.S.), and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

Fair Value Hierarchy Categories
Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily nonexchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transferability restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the Other class, interests in mixed assets funds are Level 2, and U.S. life insurance contracts and non-U.S. general fund investments and insurance arrangements are Level 3.

A reconciliation of the change in value for Level 3 assets follows:

	2012	2013
Beginning balance	$267	250
Gains (Losses) on assets held	9	25
Gains (Losses) on assets sold	(16)	(22)
Purchases, sales and settlements, net	(10)	(3)
Ending balance	$250	250

(11) POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for certain U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2011	2012	2013
Service cost	$3	2	2
Interest cost	17	16	12
Net amortization	(7)	(11)	(13)
Net postretirement expense	$13	7	1

Reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2012	2013
Benefit obligation, beginning	$392	367
Service cost	2	2
Interest cost	16	12
Actuarial (gain) loss	(10)	(83)
Benefits paid	(17)	(20)
Plan amendments	(16)	—
Benefit obligation, ending (recognized in balance sheet)	$367	278

As of September 30, 2013 there were $169 of deferred actuarial gains in accumulated other comprehensive income, of which approximately $21 will be amortized into earnings in 2014. The assumed discount rates used in measuring the benefit obligations as of September 30, 2013, 2012 and 2011, were 4.00 percent, 3.25 percent and 4.25 percent, respectively. The assumed health care cost trend rate for 2014 is 7.0 percent, declining to 5.0 percent in 2018, and for 2013 was 7.5 percent, declining to 5.0 percent in 2018. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease postretirement expense and the benefit obligation by inconsequential amounts. The Company estimates that future health care benefit payments will be $26 in 2014, $26 in 2015, $25 in 2016, $25 in 2017, $25 in 2018 and $113 in total over the five years 2019 through 2023.

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

The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, as examples, environmental or unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, contingent liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

On October 22, 2012, Invensys Systems, Inc. filed a suit for patent infringement against the Company and its wholly-owned indirect subsidiary, Micro Motion, Inc., in the Eastern District of Texas captioned Invensys Systems, Inc. v. Emerson Electric Co. and Micro Motion, Inc., USA. The complaint alleges infringement on Invensys patents by Micro Motion's Coriolis flowmeter "Enhanced Core Processors." The Invensys suit seeks unspecified damages for past infringement and an injunction preventing the Company and Micro Motion from engaging in future infringement. It is too early in the litigation to assess any potential financial impact. The Company and Micro Motion believe that the Invensys claims are without merit and that they have strong defenses to the claims, and intend to aggressively defend the suit.

At September 30, 2013, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) INCOME TAXES

Pretax earnings from continuing operations consist of the following:

	2011	2012	2013
United States	$1,891	1,742	1,724
Non-U.S.	1,740	1,373	1,472
Total pretax earnings from continuing operations	$3,631	3,115	3,196

The principal components of income tax expense follow:

	2011	2012	2013
Current:
Federal	$503	750	704
State and local	37	61	60
Non-U.S.	477	466	480

Deferred:
Federal	149	(129)	(56)
State and local	3	(4)	2
Non-U.S.	(42)	(53)	(60)
Income tax expense	$1,127	1,091	1,130

Reconciliations of the U.S. federal statutory tax rate to the Company's effective tax rate follow:

	2011	2012	2013
Federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	0.7	1.3	1.3
Non-U.S. rate differential	(3.5)	(4.0)	(4.8)
Non-U.S. tax holidays	(1.0)	(1.7)	(1.8)
U.S. manufacturing deduction	(1.1)	(1.4)	(1.6)
Goodwill impairment	0.2	4.6	4.8
Embedded computing and power repatriation	—	—	2.2
Other	0.7	1.2	0.2
Effective income tax rate	31.0%	35.0%	35.3%

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next four years.

Following are reconciliations of the beginning and ending balances of unrecognized tax benefits before recoverability of cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2012	2013
Beginning balance	$162	157
Additions for current year tax positions	11	8
Additions for prior year tax positions	21	14
Reduction for prior year tax positions	(14)	(26)
Reduction for settlements with tax authorities	(5)	(4)
Reduction for expirations of statute of limitations	(18)	(22)
Ending balance	$157	127

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $90. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(6), $(1) and $(3) in 2013, 2012 and 2011, respectively. As of September 30, 2013 and 2012, total accrued interest and penalties were $27 and $35, respectively.

The United States is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are substantially complete through 2009. The status of state and non-U.S. tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2012	2013
Deferred tax assets:
Net operating losses and tax credits	$237	231
Accrued liabilities	247	262
Postretirement and postemployment benefits	135	102
Employee compensation and benefits	194	256
Pensions	224	—
Other	138	124
Total	1,175	975

Valuation allowances	(113)	(131)

Deferred tax liabilities:
Intangibles	(780)	(780)
Pensions	—	(38)
Property, plant and equipment	(282)	(255)
Other	(110)	(158)
Total	(1,172)	(1,231)

Net deferred income tax liability	$(110)	(387)

At September 30, 2013 and 2012, respectively, current deferred tax assets, net were $354 and $377, and noncurrent deferred tax liabilities, net were $741 and $487. Total income taxes paid were approximately $1,270, $1,300 and $1,030 in 2013, 2012 and 2011, respectively. Approximately half of the $231 of net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14) STOCK-BASED COMPENSATION

The Company's stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

Stock Options
The Company's stock option plans permit key officers and employees to purchase common stock at specified prices. Awards are granted at 100 percent of the closing market price of the Company's common stock on the date of grant. Awards made prior to 2011 were granted at 100 percent of the average of the high and low market prices on the date of grant. Options generally vest one-third in each of the three years subsequent to grant and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. As of September 30, 2013, 19.1 million options were available for grant under the plans.

Changes in shares subject to option during the year ended September 30, 2013 follow:

(shares in thousands)	Average Exercise Price Per Share	Shares	Total Intrinsic Value of Awards	Average Remaining Life (Years)
Beginning of year	$44.75	14,603
Options granted	$51.70	639
Options exercised	$37.89	(3,377)
Options canceled	$49.74	(191)
End of year	$47.03	11,674	$205	5.6
Exercisable at year end	$45.80	9,038	$170	5.0

The weighted-average grant date fair value per option was $10.12, $7.53 and $11.00 for 2013, 2012 and 2011, respectively. Cash received for option exercises was $104 in 2013, $42 in 2012 and $65 in 2011. The total intrinsic value of options exercised was $66, $38 and $49 in 2013, 2012 and 2011, respectively, and the actual tax benefit realized by the Company from tax deductions related to option exercises was $7, $11 and $16, respectively.

The grant date fair value of options is estimated using the Black-Scholes option-pricing model. The weighted-average assumptions used in valuations for 2013, 2012 and 2011 follow: risk-free interest rate, based on U.S. Treasury yields, 1.2 percent, 1.3 percent and 1.9 percent; dividend yield, 3.2 percent, 3.7 percent and 2.6 percent; and expected volatility, based on historical volatility, 28 percent, 27 percent and 25 percent. The expected life of each option awarded is 7 years based on historical experience and expected future exercise patterns.

Performance Shares, Restricted Stock and Restricted Stock Units
The Company's incentive shares plans include performance shares awards which distribute the value of common stock to key management employees subject to certain operating performance conditions and other restrictions. Distribution is primarily in shares of common stock and partially in cash. Compensation expense for performance shares is recognized over the service period based on the number of shares ultimately expected to be earned. Performance shares awards are accounted for as liabilities in accordance with ASC 718, Compensation - Stock Compensation, with compensation expense adjusted at the end of each reporting period to reflect the change in fair value of the awards.

As of September 30, 2013, 5,201,866 performance shares awarded primarily in 2010 were outstanding and contingent on the Company achieving its performance objectives and the provision of service by the employees. The objectives for these shares were met at the 93 percent level at the end of 2013, or 4,837,739 shares. Of these, 2,902,647 shares will be distributed in early 2014 while 1,935,092 shares remain subject to employees providing one additional year of service. Additionally, 5,118,500 performance shares awarded in 2013 are outstanding and contingent on the Company achieving its performance objectives through 2016 and the provision of service by the employees. As a result of the Company achieving its performance objectives at the 96 percent level at the end of 2010 for performance shares awarded primarily in 2007, and employees providing an additional year of service, rights to receive 4,777,248 common shares vested and were distributed to participants in 2011 as follows: 2,841,534 issued as shares, 1,661,045 withheld for income taxes and the value of 274,669 paid in cash.

Incentive shares plans also include restricted stock awards, which involve distribution of common stock to key management employees subject to cliff vesting at the end of service periods ranging from three to ten years. The fair value of restricted stock awards is determined based on the average of the high and low market prices of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2013, 390,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements. Consequently, 231,983 shares were issued while 158,017 shares were withheld for income taxes in accordance with minimum withholding requirements. As of September 30, 2013, there were 1,275,000 shares of unvested restricted stock outstanding.

Changes in shares outstanding but not yet earned under the incentive shares plans during the year ended
September 30, 2013 follow:

(shares in thousands)	Shares	Average Grant Date Fair Value Per Share
Beginning of year	6,799	$39.55
Granted	5,532	$48.25
Earned/vested	(390)	$33.15
Canceled	(710)	$42.75
End of year	11,231	$43.86

The total fair value of shares vested under incentive shares plans was $19, $15 and $276, respectively, in 2013, 2012 and 2011, of which $8, $6 and $113, respectively, was paid in cash, primarily for tax withholding. As of September 30, 2013, 5.0 million shares remained available for award under incentive shares plans.

Total compensation expense for stock options and incentive shares was $221, $100 and $121, for 2013, 2012 and 2011, respectively. The increase from 2012 to 2013 reflects overlap of two performance shares programs during the year (2010 awards for performance through 2013 and 2013 awards for performance through 2016) and a higher stock price in the current year. The decrease from 2011 to 2012 reflects a stock option award in 2011 and no performance shares program overlap in 2012. Income tax benefits recognized in the income statement for these compensation arrangements during 2013, 2012 and 2011 were $68, $28 and $32, respectively. As of September 30, 2013, there was $316 of total unrecognized compensation expense related to unvested shares awarded under these plans, which is expected to be recognized over a weighted-average period of 2.7 years.

In addition to the employee stock option and incentive shares plans, in 2013 the Company awarded 18,864 shares of restricted stock and 4,398 restricted stock units under the restricted stock plan for nonmanagement directors. As of September 30, 2013, 269,750 shares remained available for issuance under this plan.

(15) COMMON AND PREFERRED STOCK

At September 30, 2013, 46 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2013, 20.3 million common shares were repurchased and 2.9 million treasury shares were reissued.

At September 30, 2013 and 2012, the Company had 5.4 million shares of $2.50 par value preferred stock authorized, with none issued.

(16) BUSINESS SEGMENTS INFORMATION

The Company designs and supplies products and technology and delivers engineering services in a wide range of industrial, commercial and consumer end markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell.

The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions, including digital plant architecture that allows communication of devices with centralized systems, to provide precision measurement, control, monitoring and asset optimization for plants that produce power or process fluids or items such as petroleum, chemicals, food and beverages, pulp and paper, pharmaceuticals, and municipal water supplies. The Industrial Automation segment provides low, medium and high voltage alternators and other power generation equipment, commercial and industrial motors and drives, power transmission and materials handling equipment, materials joining and precision cleaning products, fluid power and control mechanisms, and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The Network Power segment designs, manufactures, installs and maintains power systems for telecommunications networks, data centers and other critical applications, including power conditioning and uninterruptible AC and DC power supplies, precision cooling systems, electrical switching equipment, integrated data center infrastructure monitoring, management systems, and embedded power supplies and computing systems. The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring technology and services to all elements of the climate control industry, including residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration, and marine controls. The Commercial & Residential Solutions segment provides tools for professionals and homeowners, home and commercial storage systems, and appliance solutions. The principal distribution method for each segment is direct sales forces, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company's international operations are subject to risks such as significant currency exchange rate fluctuations and restrictions on the movement of funds and potential nationalization of operations.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment selling prices approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements are primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate and other includes goodwill impairment charges when applicable. Corporate assets are primarily comprised of cash and equivalents, investments and certain fixed assets. Summarized below is information about the Company's operations by business segment and by geography (also see Notes 3 through 6).

Business Segments

	Sales			Earnings			Total Assets
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Process Management	$7,000	7,899	8,610	1,402	1,599	1,809	5,915	6,607	6,878
Industrial Automation	5,294	5,188	4,885	830	871	777	3,818	3,619	3,606
Network Power	6,811	6,399	6,155	756	624	554	7,945	7,212	6,603
Climate Technologies	3,995	3,766	3,876	709	668	716	2,229	2,260	2,245
Commercial &
Residential Solutions	1,837	1,877	1,865	375	396	404	1,271	1,155	1,153
	24,937	25,129	25,391	4,072	4,158	4,260	21,178	20,853	20,485
Differences in
accounting methods				231	226	221
Corporate and other (a)(b)				(449)	(1,045)	(1,067)	2,683	2,965	4,226
Sales eliminations/Interest	(715)	(717)	(722)	(223)	(224)	(218)
Total	$24,222	24,412	24,669	3,631	3,115	3,196	23,861	23,818	24,711

(a) Differences in corporate and other primarily reflect changes in incentive stock compensation expense, which increased $121 in 2013 due to changes in the Company's stock price and the overlap of two incentive stock compensation programs (see Note 14), and differences in goodwill and related charges.

(b) 2013 includes goodwill impairment charges of $528 related to the Network Power segment; 2012 includes a goodwill impairment charge of $592 related to the Network Power segment; 2011 includes a goodwill impairment charge of $19 related to the Industrial Automation segment (see Note 6).

	Intersegment Sales			Depreciation and Amortization			Capital Expenditures
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Process Management	$7	13	6	198	198	201	194	228	276
Industrial Automation	640	619	631	148	138	145	138	134	124
Network Power	24	38	39	286	256	238	99	101	88
Climate Technologies	42	45	44	138	133	130	120	106	100
Commercial &
Residential Solutions	2	2	2	57	53	53	35	46	40
Corporate and other				40	45	52	61	50	50
Total	$715	717	722	867	823	819	647	665	678

Geographic Information

	Sales by Destination			Property, Plant and Equipment
	2011	2012	2013	2011	2012	2013
United States and Canada	$10,773	10,980	10,964	1,869	1,918	1,969
Asia	5,636	5,790	5,888	583	592	518
Europe	5,271	4,946	4,841	714	689	772
Latin America	1,319	1,430	1,555	262	293	308
Middle East/Africa	1,223	1,266	1,421	9	17	38
Total	$24,222	24,412	24,669	3,437	3,509	3,605

Sales in the U.S. were $10,000, $10,036 and $9,900 for 2013, 2012 and 2011, respectively, while Asia includes sales in China of $3,122, $3,012 and $3,079, respectively. U.S.-located fixed assets were $1,952, $1,900 and $1,853.

(17) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2011	2012	2013
Research and development expense	$555	547	576
Depreciation expense	$522	505	521
Rent expense	$372	395	414

The Company leases certain facilities, transportation and office equipment, and various other items under operating lease agreements. Minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $270 in 2014, $196 in 2015, $140 in 2016, $87 in 2017 and $51 in 2018.

At September 30, 2013, other current assets includes $408 of current assets of embedded computing and power classified as held-for-sale, while other assets includes $438 of pension assets and $190 of noncurrent embedded computing and power assets.

Items reported in accrued expenses include the following:

	2012	2013
Employee compensation	$642	650
Customer advanced payments	$380	402
Product warranty	$187	183

Other liabilities are summarized as follows:

	2012	2013
Pension plans	$805	539
Deferred income taxes	592	823
Postretirement plans, excluding current portion	337	263
Other	722	688
Total	$2,456	2,313

Other operating cash flow is comprised of the following:

	2011	2012	2013
Pension expense	$145	173	228
Stock compensation expense	121	100	221
(Gain) Loss on sale of businesses, net of tax	(25)	5	—
Deferred income taxes and other	19	(97)	(63)
Total	$260	181	386

(18) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
Net sales	$5,309	5,553	5,919	5,960	6,484	6,344	6,700	6,812	24,412	24,669
Gross profit	$2,055	2,207	2,336	2,373	2,628	2,568	2,749	2,804	9,768	9,952
Earnings from continuing
operations common stockholders	$371	454	545	561	770	194	282	795	1,968	2,004
Net earnings common stockholders	$371	454	545	561	770	194	282	795	1,968	2,004

Earnings per common share
from continuing operations:
Basic	$0.50	0.63	0.74	0.77	1.05	0.27	0.39	1.11	2.68	2.78
Diluted	$0.50	0.62	0.74	0.77	1.04	0.27	0.39	1.10	2.67	2.76

Net earnings per common share:
Basic	$0.50	0.63	0.74	0.77	1.05	0.27	0.39	1.11	2.68	2.78
Diluted	$0.50	0.62	0.74	0.77	1.04	0.27	0.39	1.10	2.67	2.76

Dividends per common share	$0.40	0.41	0.40	0.41	0.40	0.41	0.40	0.41	1.60	1.64

Common stock prices:
High	$52.64	53.62	53.78	58.67	53.01	59.44	52.98	66.79	53.78	66.79
Low	$39.50	47.10	47.00	53.83	43.75	53.09	43.59	54.55	39.50	47.10

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure. Results include discontinued operations; see Note 3.

Earnings from continuing operations, net earnings and the related per share amounts include goodwill impairment and income tax charges totaling $508 or $0.70 per share in the third quarter of 2013, goodwill impairment and income tax charges totaling $58 or $0.08 per share in the fourth quarter of 2013 and a goodwill impairment charge of $528 or $0.72 per share in the fourth quarter of 2012.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended September 30, 2013. We also have audited Emerson Electric Co.'s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
St. Louis, Missouri
November 19, 2013

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

Such factors include, but are not limited to, the following: (1) current and future business environment, including interest rates, currency exchange rates and capital and consumer spending; (2) competitive factors and competitor responses to Emerson initiatives; (3) development and market introduction of anticipated new products; (4) ability to defend or protect our intellectual property rights; (5) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (6) integration of acquisitions; (7) favorable access to capital markets; (8) availability of raw materials and purchased components; (9) stability of governments and business conditions in foreign countries, including emerging economies, which could result in nationalization of facilities or disruption of operations; (10) potential volatility of the end markets served; (11) outcome of pending and future litigation, including environmental compliance; (12) U.S. and foreign government laws and regulations, including taxes and restrictions; (13) penetration of emerging economies; (14) execution of cost-reduction efforts; and (15) ability to complete the embedded computing and power sale transaction.