Form 10-K, Exhibit 13
period 2014-09-30
EMERSON ELECTRIC CO
filed 2014-11-19
CIK 32604

Exhibit 13
FINANCIAL REVIEW
Report of Management
The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2014 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.
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
Management's Report on Internal Control Over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2014.
The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

/s/ David N. Farr	/s/ Frank J. Dellaquila
David N. Farr	Frank J. Dellaquila
Chairman of the Board	Executive Vice President
and Chief Executive Officer	and Chief Financial Officer

Results of Operations
Years ended September 30
(Dollars in millions, except per share amounts)

	2012	2013	2014	Change '12 - '13	Change '13 - '14

Net sales	$24,412	24,669	24,537	1%	(1)%
Gross profit	$9,768	9,952	10,158	2%	2%
Percent of sales	40.0%	40.3%	41.4%

SG&A	$5,436	5,648	5,715
Percent of sales	22.3%	22.9%	23.3%
Goodwill impairment	$592	528	508
Other deductions, net	$401	362	393
Interest expense, net	$224	218	194

Earnings before income taxes	$3,115	3,196	3,348	3%	5%
Percent of sales	12.8%	13.0%	13.6%
Net earnings common stockholders	$1,968	2,004	2,147	2%	7%
Percent of sales	8.1%	8.1%	8.7%
Diluted EPS – Net earnings	$2.67	2.76	3.03	3%	10%

Return on common stockholders' equity	19.0%	19.2%	20.7%
Return on total capital	15.8%	16.4%	17.5%

OVERVIEW
Emerson's sales for 2014 were $24.5 billion, a decrease of $132 million, or 1 percent compared with prior year as divestitures negatively affected reported sales growth. Underlying sales growth was 3 percent, as global economic conditions remained sluggish for a third consecutive year due to geopolitical instability and structural challenges limiting growth in several emerging markets and in Europe. Sales growth was led by the U.S. and Asia, both of which increased 4 percent (China up 7 percent), while Europe grew 1 percent.

Net earnings common stockholders were $2,147 million in 2014, up 7 percent compared with prior year earnings of $2,004 million. Diluted earnings per share were $3.03, up 10 percent versus $2.76 per share in 2013. Excluding goodwill impairment and income tax charges, 2014 net earnings were $2,655 million, up 3 percent compared with $2,570 million in 2013, while diluted earnings per share were $3.75, up 6 percent versus $3.54 in 2013.

In 2014, the European network power business incurred a goodwill impairment charge of $508 million, $0.72 per share. In 2013, impairment and income tax charges totaling $566 million, $0.78 per share were recognized. These charges primarily related to the embedded computing and power business, which was divested in early 2014. The relatively smaller charges in 2014 aided both reported earnings and net earnings per share comparisons 4 percentage points.

Four of the Company's five operating segments reported increased sales and earnings. Process Management sales increased 7 percent on continued strong energy and chemicals end market demand, and acquisitions. Climate Technologies reported sales growth of 6 percent on demand in the refrigeration and air conditioning businesses. Slowly recovering industrial goods end markets led to a 2 percent sales increase in Industrial Automation, while improvement in U.S. residential and commercial construction markets aided sales growth of 3 percent in Commercial & Residential Solutions. The impact of the embedded computing and power and connectivity solutions divestitures resulted in a sales decrease of 18 percent in Network Power, while underlying sales increased 2 percent.

The Company generated record operating cash flow of $3.7 billion, a slight increase from very strong cash flow in 2013, while free cash flow (operating cash flow less capital expenditures) of $2.9 billion was down slightly due to increased capital spending. Emerson is well positioned moving into next year with its strong financial position, global footprint in both mature and emerging markets, and focus on products, technology and customer solutions.

NET SALES
Net sales for 2014 were $24.5 billion, a decrease of $132 million, or 1 percent compared with 2013, due to the divestitures of the embedded computing and power (now Artesyn Embedded Technologies or "Artesyn") and connectivity solutions businesses. Consolidated results reflect a 3 percent ($729 million) increase in underlying sales driven by volume gains. Underlying sales exclude divestitures, acquisitions and foreign currency translation. Divestitures subtracted 5 percent ($1,112 million), acquisitions added 1 percent ($328 million), and foreign currency translation subtracted $77 million. Underlying sales grew 4 percent in the U.S. and 2 percent internationally, while growth rates in emerging markets were slightly stronger than in mature markets. Reported sales growth was led by Process Management, which increased $579 million including acquisitions, and Climate Technologies, which increased $233 million. Sales in Industrial Automation and Commercial & Residential Solutions increased $105 million and $59 million, respectively. Network Power decreased $1,082 million due to divestitures.

Net sales for 2013 were $24.7 billion, an increase of $257 million, or 1 percent compared with 2012. Consolidated results reflect a 2 percent ($388 million) increase in underlying sales on volume gains. Foreign currency translation ($55 million) and divestitures, net of acquisitions ($76 million) had a combined negative 1 percent impact on net sales. Underlying sales were flat in the U.S. and grew 3 percent internationally as emerging markets growth exceeded that of mature economies. Segment results were mixed as sales in Process Management increased $711 million and Climate Technologies increased $110 million, while sales in Industrial Automation and Network Power decreased $303 million and $244 million, respectively. Commercial & Residential Solutions decreased $12 million due to the 2012 divestiture of Knaack, largely offset by growth in the remaining businesses.

INTERNATIONAL SALES
Emerson is a global business with international sales representing 58 percent of total sales, including U.S. exports. The Company generally expects faster economic growth in emerging markets in Asia, Latin America, Eastern Europe and Middle East/Africa.

International destination sales, including U.S. exports, decreased 3 percent, to $14.2 billion in 2014, primarily reflecting the divestitures in Network Power, partially offset by increases in Process Management, Climate Technologies and Commercial & Residential Solutions.  U.S. exports of $1.4 billion were down 13 percent compared with 2013 primarily due to the Artesyn divestiture. Underlying international destination sales grew 2 percent on volume, as divestitures, acquisitions and foreign currency translation had a 5 percent unfavorable impact on the comparison. Underlying sales increased 1 percent in Europe, 4 percent in Asia (China up 7 percent), 2 percent in Latin America and 1 percent in Canada, and declined 1 percent in Middle East/Africa. Lingering European economic weakness, as well as recent political instability in Eastern Europe and Middle East/Africa have hampered growth in these regions. Origin sales by international subsidiaries, including shipments to the U.S., totaled $12.9 billion in 2014, down 2 percent compared with 2013 due to divestitures.

International destination sales increased 2 percent in 2013, to $14.7 billion, reflecting increases in Process Management and Climate Technologies, offset by decreases in Network Power, Industrial Automation and Commercial & Residential Solutions. U.S. exports of $1.6 billion were up 2 percent compared with 2012. Underlying international destination sales grew 3 percent on volume, as foreign currency translation had a 1 percent unfavorable impact on the comparison with 2012. Underlying sales increased 2 percent in Asia, 11 percent in Latin America, 13 percent in Middle East/Africa and 4 percent in Canada, and decreased 3 percent in Europe. Sales by international subsidiaries, including shipments to the U.S., totaled $13.1 billion in 2013, up 2 percent compared with 2012.

ACQUISITIONS AND DIVESTITURES
The Company acquired Virgo Valves and Controls Limited and Enardo Holdings in 2014. Virgo manufactures engineered valves and automation systems while Enardo manufactures tank and terminal safety equipment used in oil and gas, chemicals and other industries. Both businesses are reported in Process Management, complement the existing portfolio and create opportunities for additional growth. The Company also acquired four other smaller businesses in 2014, in Process Management and Network Power. Total cash paid for all businesses in 2014 was $610 million, net of cash acquired, and the assumption of debt of $76 million. Combined annualized sales for all businesses acquired in 2014 were approximately $376 million. See Note 3.

Additionally in 2014, the Company acquired the remaining 44.5 percent noncontrolling interest in Appleton Group, in Industrial Automation, for $574 million. Sales for this electrical distribution business were $542 million in 2014. Full ownership of Appleton provides growth opportunities in oil and gas and chemicals end markets by leveraging the Company's Process Management and international distribution channels. The transaction does not affect consolidated results of operations other than eliminating the noncontrolling interest's share of future earnings and distributions from this business.

Early in the fourth quarter of 2014, the Company sold its connectivity solutions business for $99 million in cash. The Network Power segment includes sales in 2014 of $63 million for this business through the closing date.

On November 22, 2013, the Company completed the divestiture of a 51 percent controlling interest in
Artesyn and received proceeds of $264 million, net of working capital adjustments. The Company retained an interest with a fair value of approximately $60 million. Consolidated operating results for 2014 include sales of $146 million and a net loss of $9 million for this business through the closing date. Prior to the divestiture, cash of $376 million ($308 million, after tax provided for in fiscal 2013) was repatriated from this business. In fiscal 2013, the Company initiated the purchase of $600 million of Emerson common stock in anticipation of the sale proceeds and the cash repatriation. The purchase of shares was completed in the first quarter of 2014.

In connection with its longer-term strategy to divest selected slower-growth businesses, management is considering strategic alternatives for the power transmission solutions business, and in the fourth quarter of 2014 received several nonbinding indications of interest. This business is a leader in the design and manufacturing of couplings, bearings, conveying components and gearing and drive components, and provides supporting services and solutions. In 2014, this business contributed sales of $605 million and earnings of $87 million in Industrial Automation. The Company expects to make a decision and announce plans for this business within the next three months.

COST OF SALES
Cost of sales for 2014 were $14.4 billion, a decrease of $338 million compared to $14.7 billion in 2013, largely due to the Artesyn divestiture partially offset by higher costs associated with increased volume, including acquisitions. Gross profit was $10.2 billion in 2014 compared to $10.0 billion in 2013. Gross margin of 41.4 percent increased 1.1 percentage points versus 40.3 percent in 2013. The increase reflects a 0.7 percentage point favorable comparative impact from the Artesyn divestiture, which had relatively lower gross margin, as well as materials cost containment, cost reduction savings and lower pension expense. Lower price, unfavorable mix and other costs partially offset the increase.

Cost of sales for 2013 and 2012 were $14.7 billion and $14.6 billion, resulting in gross profit of $10.0 billion or 40.3 percent of sales in 2013, and $9.8 billion or 40.0 percent of sales in 2012. The increases in gross profit and gross margin primarily reflected higher volume, particularly in Process Management, and materials cost containment and cost reduction actions across the businesses. Deleverage in Industrial Automation and Network Power, product mix, and pension and other costs were unfavorable.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (SG&A) expenses of $5.7 billion in 2014 increased $67 million compared with 2013. The increase primarily reflects costs associated with increased volume, including acquisitions, partially offset by the Artesyn divestiture and lower incentive stock compensation expense of $78 million. SG&A as a percent of sales was 23.3 percent in 2014, a 0.4 percentage point increase versus 22.9 percent in 2013. The Artesyn divestiture had an unfavorable 0.3 percentage point impact on the comparison, as this business had relatively lower SG&A requirements. The benefit of cost containment actions was more than offset by business investment spending and other costs.

SG&A expenses of $5.6 billion in 2013 increased $212 million compared with 2012. SG&A as a percent of sales was 22.9 percent in 2013, a 0.6 percentage point increase versus 22.3 percent in 2012. The increases primarily reflected costs associated with higher volume, $121 million of higher incentive stock compensation expense from the overlap of two performance shares programs and a higher stock price, as well as higher pension and other costs. Cost containment and the comparison effect of a $17 million charge in 2012 related to post-65 supplemental retiree medical benefits had a favorable impact.

GOODWILL IMPAIRMENT
The Network Power Europe business, which comprises the 2010 Chloride acquisition and pre-existing businesses, was the focus of the fourth quarter 2014 impairment review. The business has not been able to meet it operating objectives due to a weak Western Europe economy, which had less than 1 percent GDP growth since the acquisition. The weak economic recovery and intense competitive/market pressures have negatively affected the profitability of the combined Emerson and Chloride European network power business. The economics for Europe are uncertain for 2015 and 2016 and the goodwill from the acquisition cannot be supported. A $508 million, $0.72 per share, noncash impairment charge was recognized in the fourth quarter of 2014. The charge was not deductible for tax purposes. This business provides uninterruptible power supplies, thermal management products, and data center services and solutions for Europe, the Middle East and Africa. See Note 6.

The Company had faced persistent challenges in the Artesyn business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were below expectations. In the third quarter of 2013 the Company recorded a noncash goodwill impairment charge of $503 million ($475 million after-tax, $0.65 per share). Income tax charges of $70 million ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash charge to earnings of $25 million ($21 million after-tax, $0.03 per share).

In the fourth quarter of 2012, the Company incurred an impairment charge for the Artesyn business and the DC power systems business after its goodwill impairment testing revealed that the carrying values of these businesses exceeded the fair values. These businesses had been unable to meet operating objectives and the Company anticipated that growth in sales and earnings would be slower than previously expected given the end market circumstances noted above. The carrying value of these businesses was reduced by a noncash charge to earnings totaling $592 million ($528 million after-tax, $0.72 per share).

OTHER DEDUCTIONS, NET
Other deductions, net were $393 million in 2014, a $31 million increase from 2013 primarily due to a $34 million loss from the Artesyn equity investment, a $13 million China research incentive credit in 2013 and several other items, partially offset by a $23 million reduction in rationalization expense in 2014 and favorable foreign currency transactions of $20 million. See Notes 4 and 5.

Other deductions, net were $362 million in 2013, a $39 million decrease from 2012 primarily due to a $41 million reduction in rationalization expense, lower intangibles amortization expense of $21 million and other items, partially offset by a gain of $43 million in 2012 from the receipt of dumping duties from U.S. Customs.

INTEREST EXPENSE, NET
Interest expense, net was $194 million, $218 million and $224 million in 2014, 2013 and 2012, respectively. The decrease of $24 million in 2014 primarily resulted from the maturity of long-term debt with a relatively higher interest rate in early fiscal 2014. The decrease of $6 million in 2013 was primarily due to a long-term debt issuance in 2013 replacing maturing debt at relatively lower average interest rates.

INCOME TAXES
Income taxes were $1,164 million, $1,130 million and $1,091 million for 2014, 2013 and 2012, respectively, resulting in effective tax rates of 35 percent for all periods presented. The relatively high effective tax rates resulted from the low tax deductibility of impaired goodwill in all years, as well as an income tax charge in 2013 for the repatriation of non-U.S. earnings related to Artesyn. These items had unfavorable impacts on the effective rate of 5 percentage points, 6 percentage points and 4 percentage points, respectively.

NET EARNINGS AND EARNINGS PER SHARE; RETURNS ON EQUITY AND TOTAL CAPITAL
Net earnings attributable to common stockholders in 2014 were $2.1 billion, up 7 percent compared with 2013, and diluted earnings per share were $3.03, up 10 percent. Earnings per share growth benefited from the purchase of common stock for treasury. The goodwill impairment charge in 2014 was $58 million and $0.06 per share lower than goodwill impairment and income tax charges in 2013, which aided both earnings and earnings per share growth 4 percentage points. Segment earnings in 2014 increased $109 million in Process Management, $21 million in Climate Technologies, $25 million in Industrial Automation and $20 million in Commercial & Residential Solutions. Earnings decreased $95 million in Network Power largely due to divestitures. See the Business Segments discussion that follows and Note 17 for additional information.

Net earnings attributable to common stockholders of $2.0 billion in 2013 were up 2 percent compared with 2012, and diluted earnings per share were $2.76, up 3 percent versus $2.67. Goodwill impairment and income tax charges in 2013 were $38 million and $0.06 per share higher than in 2012, and reduced earnings and earnings per share growth 1 percentage point. Segment earnings increased $210 million in Process Management, $48 million in Climate Technologies and $8 million in Commercial & Residential Solutions. Earnings decreased $94 million in Industrial Automation and $70 million in Network Power.

Return on common stockholders' equity (net earnings attributable to common stockholders divided by average common stockholders' equity) was 20.7 percent in 2014 compared with 19.2 percent in 2013 and 19.0 percent in 2012. Return on total capital was 17.5 percent in 2014 compared with 16.4 percent in 2013 and 15.8 percent in 2012 (computed as net earnings attributable to common stockholders excluding after-tax net interest expense, divided by average common stockholders' equity plus short- and long-term debt less cash and short-term investments). Goodwill impairment charges reduced the 2014 and 2013 returns on common stockholders' equity and total capital approximately 3 percentage points, and reduced the 2012 returns approximately 4 percentage points.

Business Segments
Following is an analysis of segment results for 2014 compared with 2013, and 2013 compared with 2012.
The Company defines segment earnings as earnings before interest and income taxes.

PROCESS MANAGEMENT
(dollars in millions)	2012	2013	2014	Change '12 - '13	Change '13 - '14

Sales	$7,899	8,610	9,189	9%	7%
Earnings	$1,599	1,809	1,918	13%	6%
Margin	20.2%	21.0%	20.9%

2014 vs. 2013 - Process Management reported sales of $9.2 billion in 2014, an increase of $579 million, or 7 percent on continuing solid demand in energy and chemicals end markets and supported by acquisitions. Underlying sales increased 4 percent ($299 million) on volume growth, acquisitions added 4 percent ($328 million) and foreign currency translation subtracted 1 percent ($48 million). The systems and solutions business had solid growth and the measurement devices business was up moderately. The final control business had strong growth due to the Virgo and Enardo acquisitions. Underlying sales increased 8 percent in the U.S., 3 percent in Europe and 2 percent in Asia, with 5 percent growth in China. Latin America decreased 1 percent, Middle East/Africa was down 4 percent and Canada grew 2 percent. Earnings increased $109 million on higher volume, including acquisitions, cost reduction savings and materials cost containment, partially offset by unfavorable mix and other costs. Higher business investment spending was largely offset by favorable foreign currency transactions of $20 million. Margin declined 0.1 percentage points. Recent order trends provide strong momentum into next year.

2013 vs. 2012 - Process Management reported sales of $8.6 billion in 2013, an increase of $711 million or 9 percent, on strong growth in the measurement devices, final control and systems and solutions businesses, reflecting continued global oil and gas investment and demand in chemicals and power end markets. Underlying sales increased 9 percent on volume, while foreign currency translation had a $23 million unfavorable impact.
Underlying sales growth was modest in the U.S., up 3 percent, while growth was strong internationally.
Asia was up 12 percent, Europe up 7 percent, Latin America up 22 percent, Middle East/Africa up 19 percent and
Canada up 10 percent. Earnings increased $210 million and margin expanded 0.8 percentage points on higher volume, leverage and lower materials costs, partially offset by higher other costs. Benefits from cost reductions were offset by unfavorable product mix. Foreign currency transactions were $23 million favorable compared to 2012. The comparison for 2013 includes incremental costs incurred in the prior year related to Thailand flooding recovery.

INDUSTRIAL AUTOMATION
(dollars in millions)	2012	2013	2014	Change '12 - '13	Change '13 - '14

Sales	$5,188	4,885	4,990	(6)%	2%
Earnings	$871	777	802	(11)%	3%
Margin	16.8%	15.9%	16.1%

2014 vs. 2013 - Industrial Automation sales were $5.0 billion in 2014, an increase of $105 million or 2 percent as slowly recovering global industrial goods markets led to mixed results across the segment. Underlying sales increased 2 percent ($86 million) on 3 percent higher volume partially offset by 1 percent lower price. Foreign currency translation added $19 million. Growth was led by the electrical distribution, fluid automation and hermetic motors businesses. Power generating alternators and motors and drives were flat, and power transmission decreased slightly. Underlying sales increased 4 percent in the U.S., decreased 3 percent in Europe and increased 5 percent in Asia on 9 percent growth in China. Sales were up 3 percent in Latin America and 2 percent in Middle East/Africa, while sales were down 3 percent in Canada. Earnings of $802 million were up $25 million and margin increased 0.2 percentage points, reflecting cost reduction benefits and lower rationalization expense of $20 million, partially offset by unfavorable mix and higher warranty. Materials cost containment more than offset lower pricing. Near-term expectations are favorable for North America and Asia, with Europe remaining weak.

2013 vs. 2012 - Industrial Automation sales were $4.9 billion in 2013, a decrease of $303 million or 6 percent, on weak global demand for industrial goods, particularly in Europe. The power generating alternators and renewable energy businesses led the decline, largely due to customer inventory destocking in the alternators business for most of the year. Smaller decreases in the motors and drives, power transmission and materials joining businesses were slightly offset by an increase in hermetic motors from improved HVAC compressor demand. Underlying sales decreased 6 percent on lower volume, while foreign currency translation had a $13 million unfavorable impact. Underlying sales decreased 11 percent in Europe and 6 percent in the U.S., while sales increased 4 percent in Latin America and 6 percent in Middle East/Africa. Sales in Asia were flat. Earnings of $777 million were down $94 million and margin decreased 0.9 percentage points on lower volume, deleverage in power generating alternators and motors and drives, and the comparative effect of a $43 million gain in 2012 from the receipt of dumping duties. Savings from cost reduction actions and materials cost containment more than offset the volume decline and associated deleverage. The gain in 2012 had an unfavorable impact of 0.8 percentage points on the margin comparison.

NETWORK POWER
(dollars in millions)	2012	2013	2014	Change '12 - '13	Change '13 - '14

Sales	$6,399	6,155	5,073	(4)%	(18)%
Earnings	$624	554	459	(11)%	(17)%
Margin	9.7%	9.0%	9.0%

2014 vs. 2013 - Sales for Network Power were $5.1 billion in 2014, a decrease of $1,082 million or 18 percent due to the Artesyn and connectivity solutions divestitures, which subtracted 19 percent ($1,112 million). Underlying sales increased 2 percent ($73 million) as 3 percent higher volume was partially offset by 1 percent lower price. Foreign currency translation subtracted 1 percent ($43 million). The data center business was up slightly, led by delivery of a large hyperscale data center project and an increase in uninterruptible power supplies products, partially offset by decreases in thermal management and infrastructure products. The global telecommunications power business was flat, on modest increases in the Americas and Asia offset by a decrease in Europe. Geographically, underlying sales increased 2 percent in the U.S., 4 percent in Europe, 2 percent in Asia and 3 percent in Middle East/Africa. Canada was flat and Latin America decreased 6 percent. Earnings of $459 million decreased $95 million, or 17 percent, as lower earnings from the divestitures of $59 million and a $13 million China research credit in 2013 negatively affected the comparison 12 percentage points. The divestitures of the lower margin Artesyn business, and the connectivity solutions business, net of the research credit, improved margin comparisons 0.5 percentage points. Cost containment and lower rationalization expense of $10 million were favorable. Materials cost containment substantially offset lower pricing. Expectations are for gradual near-term improvement in the data center business and inconsistent demand in telecommunication markets.

2013 vs. 2012 - Sales for Network Power were $6.2 billion in 2013, a decrease of $244 million or 4 percent, reflecting weakness in telecommunications and information technology end markets. The network power systems business was down modestly as decreases in the telecommunications power, infrastructure management, thermal management and uninterruptible power supplies businesses were partially offset by an increase in critical power. Comparisons were adversely affected by $110 million of higher sales from the large Australian National Broadband Network project in 2012. The Artesyn business declined sharply due largely to lower end market demand and product rationalization, which had an approximate 2 percentage point negative impact on segment sales growth. Underlying sales were down 4 percent overall on 3 percent lower volume and 1 percent lower price. Foreign currency translation had a $16 million unfavorable impact. Geographically, underlying sales decreased 6 percent in Asia, 5 percent in Europe, 2 percent in the U.S. and 8 percent in Canada, while sales increased 3 percent in Latin America and 5 percent in Middle East/Africa. Earnings of $554 million decreased $70 million and margin decreased 0.7 percentage points primarily due to lower volume, deleverage, higher other costs and an $8 million unfavorable impact from foreign currency transactions. Savings from cost reduction actions and lower rationalization expense of $28 million partially offset the decline. Materials cost containment offset the unfavorable impact of lower prices.

CLIMATE TECHNOLOGIES
(dollars in millions)	2012	2013	2014	Change '12 - '13	Change '13 - '14

Sales	$3,766	3,876	4,109	3%	6%
Earnings	$668	716	737	7%	3%
Margin	17.7%	18.5%	17.9%

2014 vs. 2013 - Sales for Climate Technologies were $4.1 billion in 2014, an increase of $233 million, or 6 percent on increased demand in air conditioning and refrigeration. Underlying sales increased 6 percent ($237 million) on volume gains. Foreign currency translation subtracted $4 million. The global air conditioning business had solid growth, on strength in the U.S., Europe and Asia, particularly China. Global refrigeration had strong growth due primarily to transportation. Growth in the solutions business was very strong, although from a much smaller base, while the temperature sensors and controls businesses were mixed. Underlying sales increased 4 percent in the U.S., partially due to recent regulatory changes, 3 percent in Europe, and 10 percent in Asia on 15 percent growth in China. Latin America was up 19 percent, Middle East/Africa was up 6 percent and Canada was flat. Earnings of $737 million increased $21 million on higher volume and materials cost containment. The increase was partially offset by unfavorable mix, increased investment spending, customer accommodation expense and higher rationalization expense of $11 million. Margin declined 0.6 percentage points. North America residential demand will accelerate into the next quarter and then slow in mid-year 2015 as customers work through inventory purchased ahead of regulatory changes. Other market conditions are expected to remain favorable in North America and Asia.

2013 vs. 2012 - Sales for Climate Technologies were $3.9 billion in 2013, an increase of $110 million, or 3 percent, primarily due to moderate growth in the compressors business worldwide. The temperature controls and temperature sensors businesses were up slightly. The increase in compressor sales was driven by solid growth in global air conditioning while refrigeration sales declined slightly. Underlying segment sales increased 3 percent on volume growth and foreign currency had a $1 million unfavorable impact. Underlying sales increased in nearly all geographies, with the U.S. up 2 percent, Asia up 5 percent, Europe up 2 percent and Latin America up 2 percent. Sales decreased 1 percent in Canada. Earnings increased $48 million on higher volume in the compressors business, material cost containment and cost reduction actions. Margin increased 0.8 percentage points on cost reduction actions, materials cost containment and lower rationalization expense of $8 million, partially offset by unfavorable mix.

COMMERCIAL & RESIDENTIAL SOLUTIONS
(dollars in millions)	2012	2013	2014	Change '12 - '13	Change '13 - '14

Sales	$1,877	1,865	1,924	(1)%	3%
Earnings	$396	404	424	2%	5%
Margin	21.1%	21.7%	22.1%

2014 vs. 2013 - Commercial & Residential Solutions sales were $1.9 billion in 2014, an increase of $59 million or 3 percent. Underlying sales grew 3 percent ($60 million) on higher volume. Foreign currency translation subtracted $1 million. The sales increase was led by solid growth in the food waste disposers and professional tools businesses and a moderate increase in wet/dry vacuums. The storage businesses were mixed with residential increasing slightly while the commercial business decreased moderately. Underlying sales were up 3 percent in the U.S. and 4 percent internationally. Earnings of $424 million were up $20 million and margin increased 0.4 percentage points, reflecting higher volume, cost containment and a $6 million decrease in rationalization expense, partially offset by unfavorable mix. Solid trends are expected to continue in North American residential and commercial construction markets, supporting the outlook for moderate growth.

2013 vs. 2012 - Commercial & Residential Solutions sales were $1.9 billion in 2013, a decrease of $12 million or 1 percent, including a negative 4 percent ($76 million) comparative impact from the Knaack divestiture in 2012. Underlying sales grew 3 percent ($64 million) from higher volume, led by strong growth in the food waste disposers business and modest growth in storage and professional tools, partially offset by a slight decrease in the wet/dry vacuums business. Underlying sales increased 6 percent in the U.S. and declined 3 percent internationally. Earnings of $404 million were up $8 million compared to the prior year. The Knaack divestiture in 2012 unfavorably impacted earnings by $11 million. Margin increased 0.6 percentage points on savings from cost reduction actions and materials cost containment, partially offset by unfavorable product mix and higher other costs.

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

CASH FLOW
(dollars in millions)	2012	2013	2014

Operating Cash Flow	$3,053	3,649	3,692
Percent of sales	12.5%	14.8%	15.0%
Capital Expenditures	$665	678	767
Percent of sales	2.7%	2.7%	3.1%
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,388	2,971	2,925
Percent of sales	9.8%	12.0%	11.9%
Operating Working Capital	$2,132	1,686	1,729
Percent of sales	8.7%	6.8%	7.0%

Emerson generated operating cash flow of $3.7 billion in 2014, a $43 million or 1 percent increase compared to 2013 primarily due to increased earnings, continued improvements in working capital management and lower pension funding. Operating cash flow of $3.6 billion in 2013 was a 20 percent increase compared to $3.1 billion in 2012. At September 30, 2014, operating working capital as a percent of sales was 7.0 percent, compared with 6.8 percent and 8.7 percent in 2013 and 2012, respectively. Operating cash flow funded capital expenditures, dividends, purchases of common stock and acquisitions in all years presented. Contributions to pension plans were $130 million in 2014, $160 million in 2013 and $163 million in 2012. The Company has returned over 60 percent of operating cash flow to stockholders through dividends and purchases of common stock in each of the last four years.

Capital expenditures were $767 million, $678 million and $665 million in 2014, 2013 and 2012, respectively. Free cash flow was $2.9 billion in 2014, down 2 percent and primarily reflecting the higher capital expenditures. Free cash flow was $3.0 billion in 2013, compared with $2.4 billion in 2012, on lower operating working capital. The Company is targeting capital spending of approximately $825 million in 2015. Net cash paid in connection with acquisitions was $610 million, $19 million and $187 million in 2014, 2013 and 2012, respectively. In addition, the Company purchased the noncontrolling interest in Appleton Group for $574 million. Proceeds from divestitures in 2014, 2013 and 2012 were $363 million, $3 million and $125 million, respectively.

Dividends were $1,210 million ($1.72 per share) in 2014, compared with $1,181 million ($1.64 per share) in 2013 and $1,171 million ($1.60 per share) in 2012. In November 2014, the Board of Directors voted to increase the quarterly cash dividend 9 percent, to an annualized rate of $1.88 per share.

Purchases of Emerson common stock totaled $971 million, $1,189 million and $787 million in 2014, 2013 and 2012, respectively, at average per share prices of $65.54, $58.51 and $47.94. The Board of Directors authorized the purchase of up to 70 million common shares in May 2013, and 49.1 million shares remain available for purchase under this authorization. The Company purchased 14.8 million shares in 2014. A total of 20.3 million shares were purchased in 2013 under a combination of the May 2013 authorization and the remainder of a May 2008 authorization. In 2012, 16.4 million shares were purchased.

LEVERAGE/CAPITALIZATION
(dollars in millions)	2012	2013	2014

Total Assets	$23,818	24,711	24,177
Long-term Debt	$3,787	4,055	3,559
Common Stockholders' Equity	$10,295	10,585	10,119

Total Debt-to-Total Capital Ratio	34.0%	34.8%	37.3%
Net Debt-to-Net Capital Ratio	22.1%	18.3%	22.1%
Operating Cash Flow-to-Debt Ratio	57.7%	64.7%	61.3%
Interest Coverage Ratio	13.9X	14.6X	16.3X

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $6.0 billion, $5.6 billion and $5.3 billion for 2014, 2013 and 2012, respectively. The increase in 2014 is due to higher short-term borrowings. During the year, the Company repaid $250 million of 5.625% notes that matured in November 2013. In 2013, the Company repaid $250 million of 4.625% notes that matured in October 2012 and $250 million of 4.5% notes that matured in May 2013, and also issued $500 million of 2.625% notes due February 2023.

The total debt-to-capital ratio and the net debt-to-net capital ratio (less cash and short-term investments) increased primarily due to higher total debt from short-term borrowings during the year and lower common stockholders' equity. The operating cash flow-to-debt ratio decreased in 2014 on higher total debt. The interest coverage ratio is computed as earnings before income taxes plus interest expense, divided by interest expense. The increases in interest coverage in 2014 and 2013 reflect higher pretax earnings and lower interest expense in both years.

In April 2014, the Company entered into a $3.5 billion five-year revolving backup credit facility with various banks, which replaced the December 2010 $2.75 billion facility. The credit facility is maintained to support general corporate purposes, including commercial paper borrowing. The Company has not incurred any borrowings under this or previous facilities. The credit facility contains no financial covenants and is not subject to termination based on a change of credit rating or material adverse changes. The facility is unsecured and may be accessed under various interest rate and currency denomination alternatives at the Company's option. Fees to maintain the facility are immaterial. The Company also maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

Emerson maintains a conservative financial structure which provides the strength and flexibility necessary to achieve its strategic objectives. The Company has been successful in efficiently deploying cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. Substantially all of the Company's cash is held outside the U.S., primarily in Europe and Asia, and is generally available for repatriation to the U.S. Under current tax law, repatriated cash may be subject to U.S. federal income taxes, net of available foreign tax credits. The Company routinely repatriates a portion of its non-U.S. cash from earnings each year, or otherwise when it can be accomplished tax efficiently, and provides for U.S. income taxes as appropriate. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company's needs in the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity or backup credit lines.

CONTRACTUAL OBLIGATIONS
At September 30, 2014, the Company's contractual obligations, including estimated payments, are as follows:

	Amounts Due By Period
(dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years

Long-term Debt (including Interest)	$5,670	700	859	1,138	2,973
Operating Leases	895	270	324	134	167
Purchase Obligations	1,107	996	86	20	5
Total	$7,672	1,966	1,269	1,292	3,145

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The table above does not include $2.0 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 18, which consist primarily of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated future benefit payments and Note 13 for additional information on deferred income taxes.

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

REVENUE RECOGNITION
The Company recognizes nearly all revenue through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion method, as performance occurs, or in accordance with ASC 985-605 related to software. Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or a management estimate of the relative selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and performance related to the undelivered items is probable and substantially in the Company's control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

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

LONG-LIVED ASSETS
Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If the Company determines that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter. If an initial assessment indicates it is more likely than not an impairment may exist, it is evaluated by comparing the unit's estimated fair value to its carrying value. Fair value is generally estimated using an income approach that discounts estimated future cash flows using discount rates judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and the volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

RETIREMENT PLANS
The Company maintains a prudent long-term investment strategy for its pension assets, consistent with the duration of its pension obligations. The determination of defined benefit plan expense and liabilities is dependent on various assumptions, including the expected annual rate of return on plan assets, the discount rate and the rate of annual compensation increases. Management believes that the assumptions used are appropriate; however, actual experience may differ. In accordance with U.S. generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated as deferred actuarial gains or losses and amortized to expense in future periods.

As of September 30, 2014, the Company's U.S. pension plans were overfunded by $137 million and non-U.S. plans were underfunded by $342 million. The U.S. funded status includes unfunded plans totaling $182 million and the non-U.S. status includes unfunded plans totaling $218 million. The Company contributed a total of $130 million to defined benefit plans in 2014 and expects to contribute approximately $60 million in 2015. At year-end 2014, the discount rate for U.S. plans was 4.25 percent, and was 4.75 percent in 2013. The assumed investment return on plan assets was 7.50 percent in 2014, 7.75 percent in both 2013 and 2012, and is expected to be 7.50 percent for 2015. Deferred actuarial losses to be amortized to expense in future years were $1.3 billion ($854 million after-tax) as of September 30, 2014. Defined benefit pension plan expense for 2015 is expected to be approximately $165 million, compared with $153 million in 2014. See Notes 10 and 11.

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

Other Items

LEGAL MATTERS
On October 22, 2012, Invensys Systems, Inc. filed a suit for patent infringement against the Company and its wholly-owned indirect subsidiary, Micro Motion, Inc., in the Eastern District of Texas captioned Invensys Systems, Inc. v. Emerson Electric Co. and Micro Motion, Inc., USA. The complaint alleges infringement on Invensys patents by Micro Motion's Coriolis flowmeter "Enhanced Core Processors." The Invensys suit seeks damages of $182 million and an injunction preventing the Company and Micro Motion from engaging in future infringement. The Company has filed a petition seeking a ruling that the Invensys patents are invalid. It is too early in the litigation to assess any potential financial impact. The Company and Micro Motion believe that the Invensys claims are without merit and that they have strong defenses to the claims, and intend to aggressively defend the suit.

Two subsidiaries of the Company have unrelated judgments against them totaling $50 million which, based on their merits, are expected to be overturned. At September 30, 2014, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

NEW ACCOUNTING PRONOUNCEMENTS
In April 2014, the Financial Accounting Standards Board (FASB) issued updates to ASC 205, Presentation of Financial Statements, and ASC 360, Property, Plant and Equipment, regarding the reporting of discontinued operations. These updates raised the threshold for reporting discontinued operations to a strategic business shift having a major effect on an entity's operations and financial results. The updates also added disclosures for disposals of business units qualifying for discontinued presentation, and for some dispositions that do not qualify as discontinued operations but are still considered individually significant components of the entity. The revised standard is effective for the Company in the first quarter of fiscal 2016. Early adoption is permitted.

In May 2014, the FASB amended ASC 606, Revenue from Contracts with Customers, to update and consolidate revenue recognition guidance from multiple sources into a single, comprehensive standard to be applied for all contracts with customers. The fundamental principle of the revised standard is to recognize revenue based on the transfer of goods and services to customers at an amount that the Company expects to be entitled to in exchange for those goods and services.  Also required are additional disclosures regarding the nature, extent, timing and uncertainty of revenues and associated cash flows. The new standard is effective for the Company in the first quarter of fiscal 2018, and may be adopted on either a prospective or retrospective basis. Early adoption is prohibited. The Company is in the process of evaluating the impact of the revised standard on its financial statements and determining its method of adoption.

FISCAL 2015 OUTLOOK
Recent global macroeconomic trends have been mixed but gradually improving, with solid momentum in the NAFTA region and China balanced by increasing uncertainty in Europe and some emerging markets. Based on current conditions, underlying sales growth for 2015 is expected between 4 and 5 percent, slightly better than 2014, with unfavorable currency translation and the potential power transmission divestiture deducting 2 percent each. Reported sales are expected to change 0 to 1 percent.  Profitability is expected to continue to improve modestly.

Consolidated Statements of Earnings
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2012	2013	2014

Net sales	$24,412	24,669	24,537
Costs and expenses:
Cost of sales	14,644	14,717	14,379
Selling, general and administrative expenses	5,436	5,648	5,715
Goodwill impairment	592	528	508
Other deductions, net	401	362	393
Interest expense, net of interest income of: 2012, $17; 2013, $16; 2014, $24	224	218	194
Earnings before income taxes	3,115	3,196	3,348
Income taxes	1,091	1,130	1,164
Net earnings	2,024	2,066	2,184
Less: Noncontrolling interests in earnings of subsidiaries	56	62	37
Net earnings common stockholders	$1,968	2,004	2,147

Basic earnings per share common stockholders	$2.68	2.78	3.05

Diluted earnings per share common stockholders	$2.67	2.76	3.03

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2012	2013	2014
Net earnings	$2,024	2,066	2,184

Other comprehensive income (loss), net of tax:
Foreign currency translation	(206)	32	(344)
Pension and postretirement	(49)	521	(54)
Cash flow hedges	85	(17)	1
Total other comprehensive income (loss)	(170)	536	(397)

Comprehensive income	1,854	2,602	1,787

Less: Noncontrolling interests in comprehensive income of subsidiaries	55	56	34
Comprehensive income common stockholders	$1,799	2,546	1,753

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
EMERSON ELECTRIC CO. & SUBSIDIARIES

September 30
(Dollars in millions, except per share amounts)

	2013	2014
ASSETS
Current assets
Cash and equivalents	$3,275	3,149
Receivables, less allowances of $103 in 2013 and $114 in 2014	4,808	5,019
Inventories	1,895	2,057
Other current assets	1,021	642
Total current assets	10,999	10,867

Property, plant and equipment, net	3,605	3,802

Other assets
Goodwill	7,509	7,182
Other intangible assets	1,672	1,689
Other	926	637
Total other assets	10,107	9,508
Total assets	$24,711	24,177

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings and current maturities of long-term debt	$1,587	2,465
Accounts payable	2,725	2,951
Accrued expenses	3,184	2,876
Income taxes	129	162
Total current liabilities	7,625	8,454

Long-term debt	4,055	3,559

Other liabilities	2,313	1,997

Equity
Common stock, $0.50 par value; authorized, 1,200,000,000 shares; issued, 953,354,012 shares; outstanding, 706,660,259 shares in 2013; 696,605,222 shares in 2014	477	477
Additional paid-in-capital	352	161
Retained earnings	18,930	19,867
Accumulated other comprehensive income (loss)	(189)	(575)
	19,570	19,930
Less: Cost of common stock in treasury, 246,693,753 shares in 2013; 256,748,790 shares in 2014	8,985	9,811
Common stockholders’ equity	10,585	10,119
Noncontrolling interests in subsidiaries	133	48
Total equity	10,718	10,167
Total liabilities and equity	$24,711	24,177

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Equity
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2012	2013	2014

Common stock	$477	477	477

Additional paid-in-capital
Beginning balance	317	324	352
Stock plans	16	37	160
Purchase of noncontrolling interests	(9)	(9)	(351)
Ending balance	324	352	161

Retained earnings
Beginning balance	17,310	18,107	18,930
Net earnings common stockholders	1,968	2,004	2,147
Cash dividends (per share: 2012, $1.60; 2013, $1.64; 2014, $1.72)	(1,171)	(1,181)	(1,210)
Ending balance	18,107	18,930	19,867

Accumulated other comprehensive income (loss)
Beginning balance	(562)	(731)	(189)
Foreign currency translation	(205)	38	(333)
Pension and postretirement	(49)	521	(54)
Cash flow hedges and other	85	(17)	1
Ending balance	(731)	(189)	(575)

Treasury stock
Beginning balance	(7,143)	(7,882)	(8,985)
Purchases	(787)	(1,189)	(971)
Issued under stock plans	48	86	145
Ending balance	(7,882)	(8,985)	(9,811)

Common stockholders' equity	10,295	10,585	10,119

Noncontrolling interests in subsidiaries
Beginning balance	152	147	133
Net earnings	56	62	37
Other comprehensive income (loss)	(1)	(6)	(3)
Cash dividends	(56)	(69)	(18)
Purchase of noncontrolling interests	(4)	(1)	(101)
Ending balance	147	133	48

Total equity	$10,442	10,718	10,167

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2012	2013	2014
Operating activities
Net earnings	$2,024	2,066	2,184
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	823	819	831
Changes in operating working capital	(340)	42	114
Pension funding	(163)	(160)	(130)
Goodwill impairment, net of tax	528	496	508
Other, net	181	386	185
Net cash provided by operating activities	3,053	3,649	3,692

Investing activities
Capital expenditures	(665)	(678)	(767)
Purchases of businesses, net of cash and equivalents acquired	(187)	(19)	(610)
Divestitures of businesses	125	3	363
Other, net	(79)	(95)	(145)
Net cash used by investing activities	(806)	(789)	(1,159)

Financing activities
Net increase in short-term borrowings	348	45	180
Proceeds from short-term borrowings greater than three months	—	1,530	2,952
Payments of short-term borrowings greater than three months	—	(1,201)	(2,510)
Proceeds from long-term debt	4	496	1
Payments of long-term debt	(262)	(521)	(329)
Dividends paid	(1,171)	(1,181)	(1,210)
Purchases of common stock	(797)	(1,110)	(1,048)
Purchase of noncontrolling interests	(14)	(10)	(574)
Other, net	(7)	19	(21)
Net cash used by financing activities	(1,899)	(1,933)	(2,559)

Effect of exchange rate changes on cash and equivalents	(33)	(19)	(100)
Increase (decrease) in cash and equivalents	315	908	(126)
Beginning cash and equivalents	2,052	2,367	3,275
Ending cash and equivalents	$2,367	3,275	3,149

Changes in operating working capital
Receivables	$(536)	(84)	(263)
Inventories	(49)	83	(132)
Other current assets	19	(32)	59
Accounts payable	143	14	294
Accrued expenses	91	64	121
Income taxes	(8)	(3)	35
Total changes in operating working capital	$(340)	42	114
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

Effective October 2013, the Company adopted revisions to ASC 220, Comprehensive Income, which require entities to disclose reclassifications into earnings from accumulated other comprehensive income (AOCI) and other current period activity. There is no change to the items reported in AOCI or when those items should be reclassified into earnings. The revisions did not materially impact the Company’s financial statements.

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

	2013	2014
Finished products	$678	741
Raw materials and work in process	1,217	1,316
Total inventories	$1,895	2,057

Fair Value Measurement
ASC 820, Fair Value Measurement, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or other approaches using market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of the Company's financial instruments fall within Level 2. The fair value of the Company's long-term debt is Level 2, estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics.

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

	2013	2014
Land	$278	275
Buildings	1,965	2,355
Machinery and equipment	6,440	6,353
Construction in progress	409	428
Property, plant and equipment, at cost	9,092	9,411
Less: Accumulated depreciation	5,487	5,609
Property, plant and equipment, net	$3,605	3,802

Goodwill and Other Intangible Assets
Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts annual impairment tests of goodwill in the fourth quarter. If an initial assessment indicates it is more likely than not goodwill might be impaired, it is evaluated by comparing the reporting unit's estimated fair value to its carrying value. Goodwill is also tested for impairment between annual tests if events or circumstances indicate the fair value of a unit may be less than its carrying value. If the carrying amount exceeds the estimated fair value, impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Estimated fair values of reporting units are Level 3 measures and are developed generally under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

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

Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or a management estimate of the relative selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and the performance of the undelivered items is probable and substantially in the Company's control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Approximately 10 percent of the Company's revenues arise from qualifying sales arrangements that include the delivery of multiple elements, principally in the Network Power and Process Management segments. The vast majority of these deliverables are tangible products, with a small portion attributable to installation, service or maintenance. Generally, contract duration is short term and cancellation, termination or refund provisions apply only in the event of contract breach, and have historically not been invoked.

Derivatives and Hedging
In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. Emerson's foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its business units, primarily in euros, Mexican pesos, Canadian dollars and Singapore dollars. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts may be used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less.

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

Counterparties to derivative arrangements are companies with high credit ratings and the Company has bilateral collateral arrangements with them for which credit rating-based posting thresholds vary depending on the arrangement. If credit ratings on the Company's debt fall below preestablished levels, counterparties can require immediate full collateralization on all instruments in net liability positions. No collateral was posted with counterparties and none was held by the Company at year end. The maximum collateral that could have been required was $10. The Company can also demand full collateralization of instruments in net asset positions should any of the Company's counterparties' credit ratings fall below certain thresholds. Risk from credit loss when derivatives are in asset positions is not considered material. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet and are reported in other current assets or accrued expenses as appropriate, depending on positions with counterparties as of the balance sheet date. See Note 7.

Income Taxes
The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and tax rates currently enacted in each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $7.1 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2014, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed non-U.S. earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

(2) WEIGHTED-AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted-average of common shares outstanding while diluted earnings per common share also consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 4.6 million, 0.6 million and 7.7 million shares of common stock were excluded from the computation of diluted earnings per share in 2014, 2013 and 2012, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted-average shares for basic and diluted earnings per common share follow (shares in millions):

	2012	2013	2014
Basic shares outstanding	730.6	717.7	700.2
Dilutive shares	4.0	5.2	3.9
Diluted shares outstanding	734.6	722.9	704.1

(3) ACQUISITIONS AND DIVESTITURES

The Company acquired 100 percent of Virgo Valves and Controls Limited and Enardo Holdings, both in the Process Management final control business, during the first quarter of 2014. Virgo is a manufacturer of engineered valves and automation systems and Enardo is a manufacturer of tank and terminal safety equipment. Total cash paid for both businesses was approximately $506, net of cash acquired, and the Company also assumed $76 of debt. Combined sales for Virgo and Enardo in 2014 were $321. Goodwill of $323 (largely nondeductible) and identifiable intangible assets of $178, primarily customer relationships and patents and technology with weighted-average lives of approximately 12 years, were recognized from these transactions. The Company also acquired four other smaller businesses in 2014 for a total of approximately $104, net of cash acquired. Combined annual sales for these four businesses were approximately $55. These smaller acquisitions were complementary to the existing business portfolios. Valuations of certain acquired assets and liabilities are in-process and subject to refinement.

In the second quarter of 2014, the Company acquired the remaining 44.5 percent noncontrolling interest in Appleton Group (formally EGS Electrical Group), which is reported in Industrial Automation, for $574. Full ownership provides growth opportunities in the oil and gas and chemicals end markets by leveraging the Company's Process Management and international distribution channels. The transaction reduced noncontrolling interests $101 and common stockholders equity $343, and increased deferred tax assets $130. The transaction does not affect consolidated results of operations other than eliminating the noncontrolling interest's share of future earnings and distributions from this business. Sales for this electrical distribution business were $542 in 2014.

On November 22, 2013, the Company completed the divestiture of a 51 percent controlling interest in Artesyn and received proceeds of $264, net of working capital adjustment. The Company retained an interest with a fair value of approximately $60, determined using a Level 3 option pricing model. A tax benefit of $20 was recognized on completion of the transaction. Consolidated operating results for 2014 include sales of $146 and a net loss of $9 for this business through the closing date. As the Company retained a noncontrolling interest in this business, it was not classified as discontinued operations. Assets and liabilities held-for-sale at the closing date were: other current assets, $367 (accounts receivable, inventories, other); other assets, $212 (property plant and equipment, goodwill, other noncurrent assets); and accrued expenses, $255 (accounts payable and other liabilities). Prior to the divestiture, cash of $376 ($308, after tax provided for in fiscal 2013) was repatriated from this business. In fiscal 2013, the Company initiated the purchase of $600 of Emerson common stock in anticipation of the sale proceeds and the cash repatriation. The purchase of shares was completed in the first quarter of 2014. The Company recorded goodwill impairment charges in both 2013 and 2012, and income tax charges in 2013, related to this business. See Note 6.

In the fourth quarter of 2014, the Company sold its connectivity solutions business for $99 in cash, and recognized a slight gain. This business reported sales of $63 and net earnings of $3 in 2014. Connectivity solutions offered industry-leading fiber optic, radio-frequency and microwave-coaxial technologies that safeguard network reliability.

In connection with its longer-term strategy to divest selected slower-growth businesses, management is considering strategic alternatives for the power transmission solutions business, and in the fourth quarter of 2014 received several nonbinding indications of interest. This business designs and manufactures market-leading couplings, bearings, conveying components and gearing and drive components, and provides supporting services and solutions. In 2014, this business contributed sales of $605 and earnings of $87 in Industrial Automation. As of September 30, 2014, this business had working capital of $155 and net other assets of $366, including net property, plant and equipment of $122 and goodwill of $223. The Company expects to make a decision and announce plans for this business within the next three months.

The Company acquired 100 percent of Avtron Loadbank and a marine controls business during the second quarter of 2012. Avtron is a designer and manufacturer of high-quality load banks and testing systems for power equipment industries and is included in Network Power. The marine controls business supplies controls and software solutions for optimal operation of refrigerated sea containers and marine boilers and is included in Climate Technologies. In addition, the Company acquired two smaller businesses during 2012 in Process Management and Network Power. Total cash paid for all businesses was approximately $187, net of cash acquired of $5. Annualized sales for businesses acquired in 2012 were approximately $115. Goodwill of $94 (approximately $36 of which is tax deductible) and identifiable intangible assets of $82, primarily customer relationships and patents and technology with a weighted-average life of approximately 9 years, were recognized from these transactions.

In the fourth quarter of 2012, the Company sold its Knaack business unit for $114, resulting in an after-tax loss of $5 ($3 income tax benefit). Knaack had 2012 sales of $95 and net earnings of $7. Knaack, a leading provider of premium secure storage solutions for job sites and work vehicles, was reported in Commercial & Residential Solutions.

The results of operations of the acquired businesses discussed above have been included in the Company's consolidated results of operations since the respective dates of acquisition.

(4) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:
	2012	2013	2014
Amortization of intangibles (intellectual property and customer relationships)	$241	220	225
Rationalization of operations	119	78	55
Other	91	65	113
Gains, net	(50)	(1)	—
Total	$401	362	393

Other is composed of several items that are individually immaterial, including foreign currency transaction gains and losses, bad debt expense, equity investment income and losses, litigation and other items. Other increased in 2014 primarily due to the Company's $34 share of losses from its equity investment in Artesyn (principally restructuring costs), the impact of a $13 China research credit in 2013 and several other items. Reduced foreign currency transaction losses of $20 partially offset the increase. Other decreased in 2013 due to the research credit, lower foreign currency transaction losses and the comparative impact from a loss on the sale of the Knaack business in 2012. Gains, net in 2012 includes dumping duties of $43 collected from U.S. Customs.

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

Rationalization expenses were $55, $78 and $119, respectively, for 2014, 2013 and 2012. The Company currently expects to incur 2015 rationalization expense of approximately $60, including costs to complete actions initiated before the end of 2014 and for actions anticipated to be approved and initiated during 2015.

The change in the liability for rationalization of operations during the years ended September 30 follows:

	2013	Expense	Paid/Utilized	2014
Severance and benefits	$27	27	34	20
Lease and other contract terminations	3	3	5	1
Fixed asset write-downs	—	2	2	—
Vacant facility and other shutdown costs	1	5	6	—
Start-up and moving costs	1	18	18	1
Total	$32	55	65	22

	2012	Expense	Paid/Utilized	2013
Severance and benefits	$23	45	41	27
Lease and other contract terminations	5	3	5	3
Fixed asset write-downs	—	1	1	—
Vacant facility and other shutdown costs	3	6	8	1
Start-up and moving costs	1	23	23	1
Total	$32	78	78	32

Rationalization of operations expense by business segment follows:

	2012	2013	2014
Process Management	$19	15	17
Industrial Automation	27	27	7
Network Power	53	25	15
Climate Technologies	11	3	14
Commercial & Residential Solutions	9	8	2
Total	$119	78	55

Expenses incurred during 2014, 2013 and 2012 include actions to exit 14, 13 and 20 production, distribution or office facilities, and eliminate approximately 2,000, 3,100 and 2,700 positions, respectively, as well as costs related to start up operations and facilities exited in previous periods. Costs largely relate to deployment of resources to higher growth regions and to directly serve local markets, and in 2014 were concentrated in Process Management, Network Power and Climate Technologies. The majority of costs have been incurred in Asia and Europe and to a lesser extent in North America. In 2013 and 2012, costs were concentrated in Network Power and Industrial Automation due to end market softness for those segments, including Artesyn, and acquisition integration activity in Network Power, and were primarily incurred in Europe, North America and Asia.

(6) GOODWILL AND OTHER INTANGIBLES

Purchases of businesses are accounted for under the acquisition method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under an impairment test performed annually, if the carrying amount of a reporting unit exceeds its estimated fair value, impairment is recognized to the extent that the carrying amount of the unit's goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are Level 3 measures which are estimated generally using an income approach that discounts future cash flows using risk-adjusted interest rates, as well as earnings multiples or other techniques as warranted. Fair values are subject to changes in underlying economic conditions. See Note 3 for further discussion of changes in goodwill related to acquisitions and divestitures.

The Network Power Europe business, which comprises the 2010 Chloride acquisition and pre-existing businesses, was the focus of the fourth quarter 2014 impairment review. The business has not been able to meet it operating objectives due to a weak Western Europe economy, which had less than 1 percent GDP growth since the acquisition. The weak economic recovery and intense competitive/market pressures have negatively affected the profitability of the combined Emerson and Chloride European network power business. The economics for Europe are uncertain for 2015 and 2016 and the goodwill from the acquisition cannot be supported. A $508, $0.72 per share, noncash impairment charge was recognized in the fourth quarter of 2014. The charge was not deductible for tax purposes. This business provides uninterruptible power supplies, thermal management products, and data center services and solutions for Europe, the Middle East and Africa.

The Company had faced persistent challenges in the Artesyn business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were below expectations. In the third quarter of 2013, the Company recorded a noncash goodwill impairment charge of $503 ($475 after-tax, $0.65 per share). Income tax charges of $70 ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash charge to earnings of $25 ($21 after-tax, $0.03 per share). The Company divested both of these businesses in 2014. See Note 3.

In the fourth quarter of 2012, the Company incurred an impairment charge for the Artesyn business and the DC power systems business, after goodwill impairment testing revealed that the carrying values of these businesses exceeded the fair values. These businesses had been unable to meet operating objectives and the Company anticipated that growth in sales and earnings would be slower than previously expected given the end market circumstances noted above. The carrying value of these businesses was reduced by a noncash charge to earnings totaling $592 ($528 after-tax, $0.72 per share).

The change in the carrying value of goodwill by business segment follows. Cumulative pretax impairment charges in Network Power total $646 as of September 30, 2014.

	Process Management	Industrial Automation	Network Power	Climate Technologies	Commercial & Residential Solutions
						Total
Balance, September 30, 2012	$2,379	1,338	3,367	501	441	8,026
Acquisitions	11					11
Divestitures			(40)		(2)	(42)
Impairment			(528)			(528)
Foreign currency translation and other	(7)	14	33	2		42
Balance, September 30, 2013	$2,383	1,352	2,832	503	439	7,509
Acquisitions	356		22			378
Divestitures			(70)			(70)
Impairment			(508)			(508)
Foreign currency translation and other	(38)	(23)	(58)	(3)	(5)	(127)
Balance, September 30, 2014	$2,701	1,329	2,218	500	434	7,182

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	Customer Relationships		Intellectual Property		Capitalized Software		Total
	2013	2014	2013	2014	2013	2014	2013	2014
Gross carrying amount	$1,482	1,594	1,023	1,052	1,110	1,190	3,615	3,836
Less: accumulated amortization	533	643	565	613	845	891	1,943	2,147
Net carrying amount	$949	951	458	439	265	299	1,672	1,689

Total intangible asset amortization expense for 2014, 2013 and 2012 was $313, $298 and $318, respectively. Based on intangible asset balances as of September 30, 2014, amortization expense is expected to approximate $330 in 2015, $278 in 2016, $239 in 2017, $195 in 2018 and $163 in 2019.

(7) FINANCIAL INSTRUMENTS

Hedging Activities
As of September 30, 2014, the notional amount of foreign currency hedge positions was approximately $1.7 billion, while commodity hedge contracts totaled approximately 66 million pounds ($190) of copper and aluminum. All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2014 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in other deductions, net reflect hedges of balance sheet exposures that do not receive deferral accounting. Amounts included in earnings and other comprehensive income follow:

		Gain (Loss) to Earnings			Gain (Loss) to OCI
		2012	2013	2014	2012	2013	2014
	Location
Commodity	Cost of sales	$(42)	(15)	(12)	43	(22)	(16)
Foreign currency	Sales, cost of sales	8	24	10	58	4	15
Foreign currency	Other deductions, net	45	(5)	(3)
Total		$11	4	(5)	101	(18)	(1)

Regardless of whether derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness was immaterial in 2014, 2013 and 2012.

Fair Value Measurement
The estimated fair value of long-term debt was $4,492 and $4,727, respectively, as of September 30, 2014 and 2013, which exceeded the carrying value by $411 and $405, respectively. As of September 30, 2014, the fair value of commodity contracts and foreign currency contracts was reported in other current assets and accrued expenses. Valuations of derivative contract positions as of September 30 follow:

	2013		2014
	Assets	Liabilities	Assets	Liabilities
Foreign Currency	$18	17	32	20
Commodity	$2	8	1	10

(8) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are as follows:

	2013	2014
Current maturities of long-term debt	$267	522
Commercial paper	1,304	1,938
Payable to banks	16	5
Total	$1,587	2,465

Weighted-average interest rate for short-term borrowings at year end	0.2%	0.2%

The Company routinely issues commercial paper as a source of short-term financing. In April 2014, the Company entered into a $3.5 billion five-year revolving backup credit facility with various banks, which replaced the December 2010 $2.75 billion facility. The credit facility is maintained to support general corporate purposes, including commercial paper borrowing. The Company has not incurred any borrowings under this or previous facilities. The credit facility contains no financial covenants and is not subject to termination based on a change of credit rating or material adverse changes. The facility is unsecured and may be accessed under various interest rate and currency denomination alternatives at the Company's option. Fees to maintain the facility are immaterial.

(9) LONG-TERM DEBT

The details of long-term debt follow:

	2013	2014
5.625% notes due November 2013	$250	—
5.0% notes due December 2014	250	250
4.125% notes due April 2015	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.25% notes due October 2018	400	400
5.0% notes due April 2019	250	250
4.875% notes due October 2019	500	500
4.25% notes due November 2020	300	300
2.625% notes due February 2023	500	500
6.0% notes due August 2032	250	250
6.125% notes due April 2039	250	250
5.25% notes due November 2039	300	300
Other	72	81
Long-term debt	4,322	4,081
Less: Current maturities	267	522
Total, net	$4,055	3,559

Long-term debt maturing during each of the four years after 2015 is $304, $251, $251 and $651, respectively. Total interest paid on all debt was approximately $210, $226 and $234 in 2014, 2013 and 2012, respectively. During the year, the Company repaid $250 of 5.625% notes that matured in November 2013. In 2013, the Company repaid $250 of 4.625% notes that matured in October 2012 and $250 of 4.5% notes that matured in May 2013, and also issued $500 of 2.625% notes due February 2023.

The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10) RETIREMENT PLANS

Retirement plans expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2012	2013	2014	2012	2013	2014
Defined benefit plans:
Service cost (benefits earned during the period)	$55	70	59	27	31	32
Interest cost	172	167	182	50	46	53
Expected return on plan assets	(275)	(280)	(286)	(43)	(50)	(58)
Net amortization and other	168	226	153	19	18	18
Net periodic pension expense	120	183	108	53	45	45
Defined contribution plans	103	113	119	59	63	59
Total retirement plans expense	$223	296	227	112	108	104

The decline in net periodic pension expense in 2014 is attributable to a higher interest rate assumption than in 2013 and favorable pension asset investment performance. Pension expense increased in 2013 primarily due to a lower interest rate assumption. For defined contribution plans, the Company makes cash contributions based on plan requirements, which are expensed as incurred. The Company has two small businesses that participate in multiemployer pension plans. Such participation is insignificant individually and in total. Cash contributed was inconsequential in all years. The Company could potentially incur immaterial liabilities upon withdrawal from these plans, although it has no intention to do so. Additionally, as with participation in any multiemployer plan, there is a theoretical but remote possibility the Company could incur material liabilities should all other participating employers be unable to fund their obligations.

Details of the changes in the actuarial present value of the projected benefit obligation and the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2013	2014	2013	2014
Projected benefit obligation, beginning	$4,203	3,863	1,143	1,269
Service cost	70	59	31	32
Interest cost	167	182	46	53
Actuarial (gain) loss	(403)	415	85	89
Benefits paid	(176)	(188)	(46)	(47)
Foreign currency translation and other	2	5	10	(66)
Projected benefit obligation, ending	$3,863	4,336	1,269	1,330

Fair value of plan assets, beginning	$3,719	4,112	809	899
Actual return on plan assets	454	461	86	106
Employer contributions	113	85	47	45
Benefits paid	(176)	(188)	(46)	(47)
Foreign currency translation and other	2	3	3	(15)
Fair value of plan assets, ending	$4,112	4,473	899	988

Net amount recognized in the balance sheet	$249	137	(370)	(342)

Location of net amount recognized in the balance sheet:
Noncurrent asset	$435	344	3	33
Current liability	$(10)	(10)	(10)	(8)
Noncurrent liability	$(176)	(197)	(363)	(367)
Net amount recognized in the balance sheet	249	137	(370)	(342)

Pretax accumulated other comprehensive loss	$(871)	(961)	(343)	(346)

Approximately $193 of the $1,307 of pretax losses deferred in accumulated other comprehensive income (loss) at September 30, 2014, will be amortized to expense in 2015. As of September 30, 2014, U.S. pension plans were overfunded by $137 and non-U.S. plans were underfunded by $342. The U.S. funded status includes unfunded plans totaling $182 and the non-U.S. status includes unfunded plans totaling $218.

As of the September 30, 2014 and 2013 measurement dates, the plans' total accumulated benefit obligation was $5,277 and $4,782, respectively. Also as of the measurement dates, the total projected benefit obligation, accumulated benefit obligation and fair value of plan assets for individual plans with accumulated benefit obligations in excess of plan assets were $1,028, $928 and $455, respectively, for 2014, and $978, $887 and $464, respectively, for 2013.

Future benefit payments by U.S. plans are estimated to be $197 in 2015, $207 in 2016, $217 in 2017, $227 in 2018, $237 in 2019 and $1,304 in total over the five years 2020 through 2024. Based on foreign currency exchange rates as of September 30, 2014, future benefit payments by non-U.S. plans are estimated to be $48 in 2015, $50 in 2016, $56 in 2017, $58 in 2018, $60 in 2019 and $346 in total over the five years 2020 through 2024. The Company expects to contribute approximately $60 to its retirement plans in 2015.

The weighted-average assumptions used in the valuation of pension benefits follow:

	U.S. Plans			Non-U.S. Plans
	2012	2013	2014	2012	2013	2014
Net pension expense
Discount rate	4.75%	4.00%	4.75%	5.2%	4.1%	4.2%
Expected return on plan assets	7.75%	7.75%	7.50%	5.9%	5.5%	6.6%
Rate of compensation increase	3.00%	3.25%	3.25%	3.5%	3.4%	3.2%

Benefit obligations
Discount rate	4.00%	4.75%	4.25%	4.1%	4.2%	3.6%
Rate of compensation increase	3.25%	3.25%	3.25%	3.4%	3.2%	3.4%

The discount rate for the U.S. retirement plans was 4.25 percent as of September 30, 2014. An actuarially developed, company-specific yield curve is used to determine the discount rate. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past. Defined benefit pension plan expense for 2015 is expected to be approximately $165, versus $153 in 2014.

The Company's asset allocations at September 30, 2014 and 2013, and weighted-average target allocations follow:

	U.S. Plans			Non-U.S. Plans
	2013	2014	Target	2013	2014	Target
Equity securities	66%	65%	60-70%	56%	55%	50-60%
Debt securities	26	26	25-35	30	32	25-35
Other	8	9	3-10	14	13	10-20
Total	100%	100%	100%	100%	100%	100%

The primary objective for the investment of pension assets is to secure participant retirement benefits by earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The Company continuously monitors the value of assets by class and routinely rebalances to remain within target allocations. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. The bonds strategy also includes a high-yield element which is generally shorter in duration. For diversification, a small portion of U.S. plan assets is allocated to private equity partnerships and real asset fund investments, providing opportunities for above market returns. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential.

The fair values of defined benefit pension assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820, Fair Value Measurement, follow:

	Level 1	Level 2	Level 3	Total	%
2014
U.S. equities	$1,097	535	184	1,816	33%
International equities	589	767	—	1,356	25%
Emerging market equities	—	279	—	279	5%
Corporate bonds	—	594	—	594	11%
Government bonds	2	720	—	722	13%
High-yield bonds	—	181	—	181	3%
Other	209	180	124	513	10%
Total	$1,897	3,256	308	5,461	100%

2013
U.S. equities	$1,078	560	121	1,759	35%
International equities	563	632	—	1,195	24%
Emerging market equities	—	263	—	263	5%
Corporate bonds	—	524	—	524	10%
Government bonds	22	614	—	636	13%
High-yield bonds	—	159	—	159	3%
Other	178	168	129	475	10%
Total	$1,841	2,920	250	5,011	100%

Asset Classes
U.S. equities reflects companies domiciled in the U.S., including multinational companies. International equities is comprised of companies domiciled in developed nations outside the U.S. Emerging market equities is comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate bonds represents investment-grade debt of issuers primarily from the U.S. Government bonds includes investment-grade instruments issued by federal, state and local governments, primarily in the U.S. High-yield bonds includes noninvestment-grade debt from a diverse group of developed market issuers. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture, real estate and infrastructure funds, life insurance contracts (U.S.), and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

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

Details of the changes in value for Level 3 assets follow:

	2013	2014
Level 3, beginning	$250	250
Gains (Losses) on assets held	25	(18)
Gains (Losses) on assets sold	(22)	21
Purchases, sales and settlements, net	(3)	55
Level 3, ending	$250	308

(11) POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for certain U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2012	2013	2014
Service cost	$2	2	1
Interest cost	16	12	11
Net amortization	(11)	(13)	(21)
Net postretirement expense	$7	1	(9)

Details of the changes in actuarial present value of accumulated postretirement benefit obligations follow:

	2013	2014
Benefit obligation, beginning	$367	278
Service cost	2	1
Interest cost	12	11
Actuarial (gain) loss	(83)	(12)
Benefits paid	(20)	(17)
Plan amendments	—	(13)
Benefit obligation, ending (recognized in balance sheet)	$278	248

As of September 30, 2014 there were $172 of deferred actuarial gains in accumulated other comprehensive income, of which approximately $22 will be amortized into earnings in 2015. The assumed discount rates used in measuring the benefit obligations as of September 30, 2014, 2013 and 2012, were 3.75 percent, 4.00 percent and 3.25 percent, respectively. The assumed health care cost trend rate for 2015 is 6.5 percent declining to 5.0 percent in 2018, and for 2014 was 7.0 percent declining to 5.0 percent in 2018. A one percentage point increase or decrease in the assumed health care cost trend rate for each year would have an inconsequential impact on postretirement benefits expense and the benefit obligation. The Company estimates that future health care benefit payments will be $22 per year for 2015 through 2019 and $94 in total over the five years 2020 through 2024.

(12) CONTINGENT LIABILITIES AND COMMITMENTS

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; the Company's experience in contesting, litigating and settling similar matters; and any related insurance coverage. Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been largely successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company. Two subsidiaries of the Company have unrelated judgments against them totaling $50 which, based on their merits, are expected to be overturned.

On October 22, 2012, Invensys Systems, Inc. filed a suit for patent infringement against the Company and its wholly-owned indirect subsidiary, Micro Motion, Inc., in the Eastern District of Texas captioned Invensys Systems, Inc. v. Emerson Electric Co. and Micro Motion, Inc., USA. The complaint alleges infringement on Invensys patents by Micro Motion's Coriolis flowmeter "Enhanced Core Processors." The Invensys suit seeks damages of $182 and an injunction preventing the Company and Micro Motion from engaging in future infringement. The Company has filed a petition seeking a ruling that the Invensys patents are invalid. It is too early in the litigation to assess any potential financial impact. The Company and Micro Motion believe that the Invensys claims are without merit and that they have strong defenses to the claims, and intend to aggressively defend the suit.

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

At September 30, 2014, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) INCOME TAXES

Pretax earnings from continuing operations consist of the following:

	2012	2013	2014
United States	$1,742	1,724	2,096
Non-U.S.	1,373	1,472	1,252
Total pretax earnings from continuing operations	$3,115	3,196	3,348

The principal components of income tax expense follow:

	2012	2013	2014
Current:
Federal	$750	704	742
State and local	61	60	59
Non-U.S.	466	480	516

Deferred:
Federal	(129)	(56)	(129)
State and local	(4)	2	(5)
Non-U.S.	(53)	(60)	(19)
Income tax expense	$1,091	1,130	1,164

Reconciliations of the U.S. federal statutory income tax rate to the Company's effective tax rate follow:

	2012	2013	2014
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	1.3	1.3	1.0
Non-U.S. rate differential	(4.0)	(4.8)	(4.2)
Non-U.S. tax holidays	(1.7)	(1.8)	(1.1)
U.S. manufacturing deduction	(1.4)	(1.6)	(1.5)
Goodwill impairment	4.6	4.8	5.3
Artesyn repatriation	—	2.2	—
Other	1.2	0.2	0.3
Effective income tax rate	35.0%	35.3%	34.8%

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next three years.

Following are changes in unrecognized tax benefits before considering recoverability of any cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to change significantly within the next 12 months.

	2013	2014
Unrecognized tax benefits, beginning	$157	127
Additions for current year tax positions	8	9
Additions for prior year tax positions	14	25
Reductions for prior year tax positions	(26)	(19)
Reductions for settlements with tax authorities	(4)	(4)
Reductions for expiration of statutes of limitations	(22)	(18)
Unrecognized tax benefits, ending	$127	120

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $80. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $3, $(6) and $(1) in 2014, 2013 and 2012, respectively. As of September 30, 2014 and 2013, total accrued interest and penalties were $25 and $27, respectively.

The U.S. is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are substantially complete through 2009. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2013	2014
Deferred tax assets:
Net operating losses and tax credits	$231	238
Accrued liabilities	262	311
Postretirement and postemployment benefits	102	93
Employee compensation and benefits	256	196
Pensions	—	28
Other	124	137
Total	$975	1,003

Valuation allowances	$(131)	(154)

Deferred tax liabilities:
Intangibles	$(780)	(649)
Pensions	(38)	—
Property, plant and equipment	(255)	(258)
Other	(158)	(98)
Total	$(1,231)	(1,005)

Net deferred income tax liability	$(387)	(156)

Current deferred tax assets, net were $354 as of September 30, 2014 and 2013, and noncurrent deferred tax liabilities, net were $510 and $741, respectively. Total income taxes paid were approximately $1,310, $1,270 and $1,300 in 2014, 2013 and 2012, respectively. Approximately half of the $238 of net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14) STOCK-BASED COMPENSATION

The Company's stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

Stock Options
The Company's stock option plans permit key officers and employees to purchase common stock at specified prices, which are equal to 100 percent of the closing market price of the Company's stock on the date of grant. Options generally vest one-third in each of the three years subsequent to grant and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. As of September 30, 2014, 14.4 million options were available for grant under the plans.

Changes in shares subject to options during the year ended September 30, 2014 follow (shares in thousands):

	Weighted- Average Exercise Price Per Share	Shares	Total Intrinsic Value of Shares	Average Remaining Life (Years)
Beginning of year	$47.03	11,674
Options granted	$65.07	4,931
Options exercised	$41.29	(2,420)
Options canceled	$59.09	(277)
End of year	$54.19	13,908	$130	6.4
Exercisable at end of year	$48.51	8,407	$120	4.7

The weighted-average grant date fair value per option was $14.83, $10.12 and $7.53 in 2014, 2013 and 2012, respectively. Cash received for option exercises was $77 in 2014, $104 in 2013 and $42 in 2012. The total intrinsic value of options exercised in 2014, 2013 and 2012 was $61, $66 and $38, respectively, while the tax benefit realized by the Company from tax deductions related to option exercises was $14, $7 and $11, respectively.

The grant date fair value of options is estimated using the Black-Scholes option-pricing model. The weighted-average assumptions used in valuations for 2014, 2013 and 2012 are: risk-free interest rate, based on U.S. Treasury yields, 2.0 percent, 1.2 percent and 1.3 percent; dividend yield, 2.6 percent, 3.2 percent and 3.7 percent; and expected volatility, based on historical volatility, 28 percent, 28 percent and 27 percent. The expected life of each option awarded is seven years based on historical experience and expected future exercise patterns.

Performance Shares, Restricted Stock and Restricted Stock Units
The Company's incentive shares plans include performance shares awards which distribute the value of common stock to key management employees subject to certain operating performance conditions and other restrictions. The form of distribution is primarily shares of common stock with a portion in cash. Compensation expense for performance shares is recognized over the service period based on the number of shares ultimately expected to be earned. Performance shares awards are accounted for as liabilities in accordance with ASC 718, Compensation - Stock Compensation, with compensation expense adjusted at the end of each reporting period to reflect the change in fair value of the awards.

As of September 30, 2013, the Company achieved the performance objectives at the 93 percent level for performance shares awarded primarily in 2010, resulting in the rights to 4,837,739 common shares vesting and becoming available for distribution. Of these, 2,902,647 shares were distributed in early 2014 as follows: 1,582,608 issued as shares, 1,125,122 withheld for income taxes, and the value of 194,917 paid in cash. The remaining 1,920,398 shares were distributed at the end of 2014 to employees who provided one additional year of service as follows: 1,199,535 issued as shares, 704,495 withheld for income taxes, and the value of 16,368 paid in cash. There were 14,694 shares canceled and not distributed. As of September 30, 2014, the rights to receive a maximum of 5,866,840 common shares awarded primarily in 2013 were outstanding, contingent on the Company achieving its performance objectives through 2016 and the provision of additional service by employees.

Incentive shares plans also include restricted stock awards which involve distribution of common stock to key management employees subject to cliff vesting at the end of service periods ranging from three to ten years. The fair value of restricted stock awards is determined based on the average of the high and low market prices of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2014, 10,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements. Consequently, 6,709 shares were issued while 3,291 shares were withheld for income taxes in accordance with minimum withholding requirements. As of September 30, 2014, there were 1,302,500 shares of unvested restricted stock outstanding.

Changes in shares outstanding but not yet earned under incentive shares plans during the year ended
September 30, 2014 follow:

(shares in thousands)	Shares	Average Grant Date Fair Value Per Share
Beginning of year	11,231	$43.86
Granted	246	$65.15
Earned/vested	(4,833)	$39.52
Canceled	(240)	$47.48
End of year	6,404	$47.81

The total fair value of shares vested under incentive shares plans was $315, $19 and $15, respectively, in 2014, 2013 and 2012, of which $134, $8 and $6, respectively, was paid in cash, primarily for tax withholding. As of September 30, 2014, 4.3 million shares remained available for award under incentive shares plans.

Total compensation expense for stock options and incentive shares was $143, $221 and $100, for 2014, 2013 and 2012, respectively. The decrease in expense for 2014 is due to a reduced impact from performance shares plans overlap in the current year and the comparative benefit of a slightly lower stock price, partially offset by a stock option award in 2014. The increase in 2013 reflects the overlap of two performance shares plans (2010 awards for performance through 2013 and 2013 awards for performance through 2016) and a large increase in the stock price during the year. Income tax benefits recognized in the income statement for these compensation arrangements during 2014, 2013 and 2012 were $39, $68 and $28, respectively. As of September 30, 2014, total unrecognized compensation expense related to unvested shares awarded under these plans was $243, which is expected to be recognized over a weighted-average period of 2.3 years.

In addition to the employee stock option and incentive shares plans, in 2014 the Company awarded 17,676 shares of restricted stock and 3,928 restricted stock units under the restricted stock plan for nonmanagement directors. As of September 30, 2014, 248,146 shares were available for issuance under this plan.

(15) COMMON AND PREFERRED STOCK

At September 30, 2014, 38.7 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2014, 14.8 million common shares were purchased and 4.7 million treasury shares were reissued. In 2013, 20.3 million common shares were purchased and 2.9 million treasury shares were reissued.

At September 30, 2014 and 2013, the Company had 5.4 million shares of $2.50 par value preferred stock authorized, with none issued.

(16) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) attributable to common stockholders is shown below:

	2012	2013	2014

Foreign currency translation, beginning	$671	466	504
Purchase of noncontrolling interest	—	—	8
Other comprehensive income (loss)	(205)	38	(341)
Foreign currency translation, ending	466	504	171

Pension and postretirement, beginning	(1,164)	(1,213)	(692)
Actuarial gains (losses) deferred during the period,
net of taxes of: 2012, $81; 2013, $(233); 2014, $87	(160)	375	(152)
Amortization of deferred losses into earnings,
net of taxes of: 2012, $(62); 2013, $(85); 2014, $(52)	111	146	98
Pension and postretirement, ending	(1,213)	(692)	(746)

Cash flow hedges, beginning	(69)	16	(1)
Gains (losses) deferred during the period,
net of taxes of: 2012, $(37); 2013, $7; 2014, $0	64	(11)	(1)
Reclassification of (gains) losses to sales and cost of
sales, net of taxes of: 2012, $(13); 2013, $3; 2014, $0	21	(6)	2
Cash flow hedges, ending	16	(1)	—

Accumulated other comprehensive income (loss)	$(731)	(189)	(575)

(17) BUSINESS SEGMENTS INFORMATION

The Company designs and manufactures products bringing technology and engineering together to provide innovative solutions for customers in a wide range of industrial, commercial and consumer markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell.

The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, services and solutions and reliability consulting including digital plant architecture that allows communication of devices with centralized systems, to provide precision measurement, control, monitoring, asset optimization and plant safety and reliability for plants that produce power or process fluids or items such as petroleum, chemicals, food and beverages, pulp and paper, pharmaceuticals and municipal water supplies. The Industrial Automation segment provides low, medium and high voltage alternators and other power generation equipment, commercial and industrial motors and drives, power transmission and materials handling equipment, materials joining and precision cleaning products, fluid power and control mechanisms and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The Network Power segment designs, manufactures, installs and maintains power systems for telecommunications networks, data centers and other critical applications, including power conditioning and uninterruptible power systems, thermal management, critical power systems, integrated data center control devices, software, monitoring and 24-hour service. The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring technology and services to all elements of the climate control industry, including residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration and marine controls. The Commercial & Residential Solutions segment provides tools for professionals and homeowners, home and commercial storage systems and appliance solutions. The principal distribution method for each segment is direct sales forces, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company's international operations are subject to risks such as significant currency exchange rate fluctuations, restrictions on the movement of funds and potential nationalization of operations.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment selling prices approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements are primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate and other includes stock compensation expense, and goodwill impairment charges when applicable. Corporate assets are primarily comprised of cash and equivalents, investments and certain fixed assets. Summarized below is information about the Company's operations by business segment and by geography. See Notes 3 through 6.

Business Segments

	Sales			Earnings			Total Assets
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Process Management	$7,899	8,610	9,189	$1,599	1,809	1,918	$6,607	6,878	7,771
Industrial Automation	5,188	4,885	4,990	871	777	802	3,619	3,606	3,574
Network Power	6,399	6,155	5,073	624	554	459	7,212	6,603	5,233
Climate Technologies	3,766	3,876	4,109	668	716	737	2,260	2,245	2,378
Commercial &
Residential Solutions	1,877	1,865	1,924	396	404	424	1,155	1,153	1,152
	25,129	25,391	25,285	4,158	4,260	4,340	20,853	20,485	20,108
Differences in
accounting methods				226	221	252
Corporate and other (a)				(1,045)	(1,067)	(1,050)	2,965	4,226	4,069
Sales eliminations/Interest	(717)	(722)	(748)	(224)	(218)	(194)
Total	$24,412	24,669	24,537	$3,115	3,196	3,348	$23,818	24,711	24,177

(a) Corporate and other includes pretax goodwill impairment charges of $508 , $528 and $592 in 2014, 2013 and 2012, respectively. Corporate and other also includes stock compensation expense, which increased $121 in 2013 and decreased $78 in 2014. See Note 14.

	Intersegment Sales			Depreciation and Amortization			Capital Expenditures
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Process Management	$13	6	8	$198	201	249	$228	276	300
Industrial Automation	619	631	664	138	145	145	134	124	123
Network Power	38	39	27	256	238	198	101	88	68
Climate Technologies	45	44	47	133	130	132	106	100	145
Commercial &
Residential Solutions	2	2	2	53	53	52	46	40	49
Corporate and other				45	52	55	50	50	82
Total	$717	722	748	$823	819	831	$665	678	767

Geographic Information

	Sales by Destination			Property, Plant and Equipment
	2012	2013	2014	2012	2013	2014
United States and Canada	$10,980	10,964	11,262	$1,918	1,969	2,036
Asia	5,790	5,888	5,483	592	518	602
Europe	4,946	4,841	4,815	689	772	803
Latin America	1,430	1,555	1,508	293	308	306
Middle East/Africa	1,266	1,421	1,469	17	38	55
Total	$24,412	24,669	24,537	$3,509	3,605	3,802

Sales in the U.S. were $10,310, $10,000 and $10,036 for 2014, 2013 and 2012, respectively, while Asia includes sales in China of $2,853, $3,122 and $3,012 in those years. Assets located in the U.S. were $2,022 in 2014, $1,952 in 2013 and $1,900 in 2012.

(18) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2012	2013	2014
Research and development expense	$547	576	541
Depreciation expense	$505	521	518
Rent expense	$395	414	411

The Company leases certain facilities, transportation and office equipment, and various other items under operating lease agreements. Minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $270 in 2015, $193 in 2016, $131 in 2017, $82 in 2018 and $52 in 2019.

At September 30, 2014 and 2013, other assets included $377 and $438 of pension assets, respectively.  Artesyn assets classified as held-for-sale at September 30, 2013 were $408 in other current assets and $190 in noncurrent assets.

Items reported in accrued expenses include the following:

	2013	2014
Employee compensation	$650	705
Customer advanced payments	$402	455
Product warranty	$183	193

Other liabilities are summarized as follows:

	2013	2014
Pension plans	$539	564
Deferred income taxes	823	572
Postretirement plans, excluding current portion	263	233
Other	688	628
Total	$2,313	1,997

Other operating cash flow is comprised of the following:

	2012	2013	2014
Pension expense	$173	228	153
Stock compensation expense	100	221	143
Deferred income taxes and other	(92)	(63)	(111)
Total	$181	386	185

(19) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
Net sales	$5,553	5,606	5,960	5,812	6,344	6,312	6,812	6,807	24,669	24,537
Gross profit	$2,207	2,236	2,373	2,395	2,568	2,638	2,804	2,889	9,952	10,158

Net earnings common stockholders	$454	462	561	547	194	728	795	410	2,004	2,147

Net earnings per common share:
Basic	$0.63	0.65	0.77	0.78	0.27	1.03	1.11	0.59	2.78	3.05
Diluted	$0.62	0.65	0.77	0.77	0.27	1.03	1.10	0.58	2.76	3.03

Dividends per common share	$0.41	0.43	0.41	0.43	0.41	0.43	0.41	0.43	1.64	1.72

Common stock prices:
High	$53.62	70.66	58.67	70.29	59.44	69.94	66.79	68.23	66.79	70.66
Low	$47.10	62.73	53.83	62.25	53.09	64.70	54.55	60.85	47.10	60.85

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure.

Net earnings and diluted earnings per share include a goodwill impairment charge of $508 and $0.72 per share in the fourth quarter of 2014, and goodwill impairment and income tax charges of $508 and $0.70 per share in the third quarter of 2013 and $58 and $0.08 per share in the fourth quarter of 2013.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended September 30, 2014. We also have audited Emerson Electric Co.'s internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
St. Louis, Missouri
November 19, 2014

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

Such factors include, but are not limited to, the following: (1) current and future business environment, including capital and consumer spending, potential volatility of the end markets served, interest rates, and currency exchange rates; (2) competitive factors and competitor responses to Emerson initiatives; (3) development and market introduction of anticipated new products; (4) ability to defend and protect our intellectual property rights; (5) favorable environments for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (6) integration of acquisitions; (7) availability of raw materials and purchased components; (8) ability to prevent security breaches or disruptions of our information technology systems; (9) stability of governments and business conditions in foreign countries which could result in nationalization of facilities or disruption of operations; (10) favorable access to capital markets; and (11) outcome of pending and future litigation, including environmental compliance.