Form 10-K, Exhibit 13
period 2015-09-30
EMERSON ELECTRIC CO
filed 2015-11-18
CIK 32604

Exhibit 13
FINANCIAL REVIEW
Report of Management
The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2015 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.
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
Management's Report on Internal Control Over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2015.
The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

/s/ David N. Farr	/s/ Frank J. Dellaquila
David N. Farr	Frank J. Dellaquila
Chairman of the Board	Executive Vice President
and Chief Executive Officer	and Chief Financial Officer

Results of Operations
Years ended September 30
(Dollars in millions, except per share amounts)

	2013	2014	2015	Change '13 - '14	Change '14 - '15

Net sales	$24,669	24,537	22,304	(1)%	(9)%
Gross profit	$9,952	10,158	9,048	2%	(11)%
Percent of sales	40.3%	41.4%	40.6%

SG&A	$5,648	5,715	5,184
Percent of sales	22.9%	23.3%	23.3%
Gains on divestitures of businesses	$—	—	1,039
Goodwill impairment	$528	508	—
Other deductions, net	$362	393	571
Interest expense, net	$218	194	171

Earnings before income taxes	$3,196	3,348	4,161	5%	24%
Percent of sales	13.0%	13.6%	18.7%
Net earnings common stockholders	$2,004	2,147	2,710	7%	26%
Percent of sales	8.1%	8.7%	12.2%
Diluted EPS – Net earnings	$2.76	3.03	3.99	10%	32%

Return on common stockholders' equity	19.2%	20.7%	29.8%
Return on total capital	16.4%	17.5%	22.8%

OVERVIEW
Emerson's sales for 2015 were $22.3 billion, a decrease of $2,233 million, or 9 percent in a very challenging environment. Underlying sales were down 2 percent compared with prior year due to a slowdown in industrial capital spending, particularly in oil and gas and energy-related markets, and slowing economic activity in China and other emerging markets. In addition, the significant strength of the U.S. dollar and divestitures reduced sales by 7 percent.

Net earnings common stockholders were $2,710 million in 2015, up 26 percent compared with prior year earnings of $2,147 million. Diluted earnings per share were $3.99, up 32 percent versus $3.03 per share in 2014. Excluding certain items, net earnings were $2,151 million, down 19 percent compared with $2,655 million in 2014, while diluted earnings per share were $3.17, down 15 percent versus $3.75 in 2014.

Excluded items in 2015 include gains of $532 million, $0.78 per share, and $79 million, $0.12 per share, from the divestitures of the power transmission solutions and commercial storage businesses, respectively, and costs of $52 million for fees and income tax expense, ($0.08) per share, related to the planned spinoff of the network power systems business. Excluded from 2014 is a goodwill impairment charge of $508 million, $0.72 per share, related to the network power systems business in Europe. These items collectively benefited 2015 net earnings and earnings per share growth 45 and 47 percentage points, respectively.

Sales declined in four of the Company's five operating segments. Process Management sales decreased 7 percent, primarily due to unfavorable foreign currency translation of 5 percent, and the slowdown in oil and gas capital spending. Industrial Automation was down 17 percent, due to a negative impact from a divestiture of 7 percent and unfavorable foreign currency translation of 6 percent, as well as reduced industrial capital spending and weakness in Europe. Sales for Network Power decreased 12 percent on unfavorable foreign currency translation of 5 percent, divestitures of 4 percent, and lower customer capital spending. Climate Technologies sales decreased 2 percent due to the impact of foreign currency translation, while underlying sales were flat. Commercial & Residential Solutions sales were also flat.

The Company generated operating cash flow of $2.5 billion and free cash flow (operating cash flow less capital expenditures) of $1.8 billion. Operating cash flow was reduced $424 million in 2015 for the payment of income taxes on the divestiture gains.

NET SALES
Net sales for 2015 were $22.3 billion, a decrease of $2,233 million, or 9 percent compared with 2014. Underlying sales, which exclude foreign currency translation, acquisitions and divestitures, decreased 2 percent ($511 million) on volume declines. Foreign currency translation subtracted 5 percent ($1,123 million), divestitures subtracted 2 percent ($628 million) and acquisitions added $29 million. Underlying sales decreased 2 percent in both the U.S. and internationally. Sales in Process Management decreased $673 million, Industrial Automation decreased $869 million, Network Power decreased $632 million and Climate Technologies decreased $98 million. Commercial & Residential Solutions sales were flat.

Net sales for 2014 were $24.5 billion, a decrease of $132 million, or 1 percent compared with 2013, due to the divestitures of the embedded computing and power (now Artesyn Embedded Technologies or "Artesyn") and connectivity solutions businesses. Consolidated results reflect a 3 percent ($729 million) increase in underlying sales driven by volume gains. Divestitures subtracted 5 percent ($1,112 million), acquisitions added 1 percent ($328 million), and foreign currency translation subtracted $77 million. Underlying sales grew 4 percent in the U.S. and 2 percent internationally. Reported sales growth was led by Process Management, which increased $579 million including acquisitions, and Climate Technologies, which increased $233 million. Sales in Industrial Automation and Commercial & Residential Solutions increased $105 million and $59 million, respectively. Network Power decreased $1,082 million due to divestitures.

INTERNATIONAL SALES
Emerson is a global business with international sales representing 56 percent of total sales, including U.S. exports. Although economic conditions are currently soft worldwide, the Company generally expects faster economic growth in emerging markets in Asia, Latin America, Eastern Europe and Middle East/Africa in the future.

International destination sales, including U.S. exports, decreased 12 percent, to $12.5 billion in 2015, primarily reflecting decreases in Process Management and Industrial Automation, partially due to the power transmission solutions divestiture, and prior year divestitures in Network Power. These decreases were partially offset by growth in Climate Technologies and Commercial & Residential Solutions. U.S. exports of $1.3 billion were down 5 percent compared with 2014. Underlying international destination sales declined 2 percent on lower volume, as foreign currency translation and divestitures had an 8 and 2 percent unfavorable impact, respectively, on the comparison. Underlying sales were flat in Europe, decreased 5 percent in Asia (China down 10 percent) and 9 percent in Latin America, and increased 2 percent in Canada and 3 percent in Middle East/Africa. The slowdown in industrial capital spending, particularly in oil and gas, has hampered growth in these areas. Origin sales by international subsidiaries, including shipments to the U.S., totaled $11.3 billion in 2015, down 12 percent compared with 2014, reflecting the slowdown in industrial capital spending, unfavorable foreign currency translation and divestitures.

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

ACQUISITIONS AND DIVESTITURES
In June 2015, the Company announced plans to spin off its network power systems business through a tax-free distribution to shareholders, and explore strategic alternatives, including potential sale, for its power generation and motors, drives, and residential storage businesses. These businesses together represent approximately 29 percent of consolidated 2015 sales, 10 percent of pretax earnings and 20 percent of cash flow, or approximately $6.4 billion, $400 and $500, respectively. The Company's strategic actions will streamline its portfolio, drive growth and accelerate value creation for shareholders. When completed, these transactions will result in a smaller and more focused Company, with leadership positions in higher-growth end markets that provide significant opportunities for enhanced growth and improved profitability. In addition, the Company is bringing its corporate services and structure into alignment with its smaller scale and sharper focus. The spinoff of the network power systems business will create two independent publicly traded companies and is subject to certain conditions, including completion of the Company's due diligence processes, receipt of favorable opinions regarding the tax-free status of the transaction for federal income tax purposes, local regulatory approvals, review of the Form 10 that will be filed with the SEC, and final approval by Emerson’s Board of Directors.

In 2015, the Company incurred $42 million in income tax expense and $10 million in other fees related to the planned spinoff (in total, $0.08 per share). The Company estimates it would incur costs throughout 2016 to effect the entire portfolio repositioning as follows: approximately $100 to $200 million of income taxes related to reorganizing the ownership structures of these businesses; approximately $200 million for investment banking, legal, consulting and other costs; and approximately $100 million in capitalized costs, including debt issuance costs, pension funding and the separation of information technology systems. The strategic actions being contemplated are expected to be substantially completed by the end of 2016. With regard to the evaluation of strategic alternatives for the power generation and motors, drives, and residential storage businesses, there can be no assurance that the review process will result in any transaction. See Item 1A, "Risk Factors," in the Company's Annual Report on Form 10-K.

The Company completed eight acquisitions in 2015, seven in Process Management and one in Commercial & Residential Solutions, which had combined annualized sales of approximately $115 million. Total cash paid for all businesses was $324 million, net of cash acquired. These acquisitions complement the existing segment portfolios and create incremental growth opportunities. See Note 3.

In January 2015, the Company completed the sale of its mechanical power transmission solutions business to Regal Beloit Corporation for $1.4 billion, and recognized a pretax gain from the transaction of $939 million ($532 million after-tax, $0.78 per share). Proceeds from the divestiture were used for share repurchase. This business was previously reported in the Industrial Automation segment, and had partial year sales of $189 million in 2015 and related pretax earnings of $21 million. Power transmission solutions designs and manufactures market-leading couplings, bearings, conveying components and gearing and drive components, and provides supporting services and solutions.

On September 30, 2015, the Company sold its InterMetro commercial storage business to Ali Group of Italy for $411 million in cash and recognized a pretax gain from the transaction of $100 million ($79 million after-tax, $0.12 per share). This business had annual sales of $288 million and pretax earnings of $42 million in 2015, and is included in the Commercial & Residential Solutions segment. InterMetro is a leading manufacturer and supplier of storage and transport products in the food service, commercial products and health care industries.

In 2014, the Company acquired Virgo Valves and Enardo Holdings, manufacturers of engineered valves and automation systems, and tank and terminal safety equipment, respectively. Both businesses are reported in Process Management and complement the existing portfolio. The Company also acquired four other smaller businesses in 2014, in Process Management and Network Power. Combined annualized sales for all businesses acquired in 2014 were approximately $376 million. The Company also acquired the remaining 44.5 percent noncontrolling interest in the Appleton Group electrical distribution business, in the Industrial Automation segment, in 2014. Sales for this business were $542 million in 2014. Full ownership of Appleton provides growth opportunities in oil and gas and chemicals end markets. See Note 3.

Early in 2014, the Company completed the divestiture of a 51 percent controlling interest in Artesyn and received net proceeds of $264 million. The Company used the sale proceeds and cash repatriated from the business to purchase common stock. Late in 2014, the Company sold its connectivity solutions business for $99 million in cash. See Note 3.

COST OF SALES
Cost of sales for 2015 were $13.3 billion, a decrease of $1,123 million compared to $14.4 billion in 2014, primarily due to the impact of foreign currency translation, divestitures, lower sales volume and the benefit of cost reduction efforts. Gross profit was $9.0 billion in 2015 compared to $10.2 billion in 2014. Gross margin of 40.6 percent decreased 0.8 percentage points versus 41.4 percent in 2014, due to deleverage on the lower volume, unfavorable mix and the impact of the stronger dollar on product costs, partially offset by savings from restructuring actions. Divestitures had a 0.2 percentage point favorable impact on margin.

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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (SG&A) expenses of $5.2 billion in 2015 decreased $531 million compared with 2014. The decrease primarily reflects the impact of foreign currency translation, reduced costs from lower sales volume, divestitures and lower incentive stock compensation of $113 million. SG&A as a percent of sales was 23.3 percent in 2015, flat compared with 2014 as deleverage on the lower volume was offset by savings from restructuring actions and lower incentive stock compensation expense.

SG&A expenses of $5.7 billion in 2014 increased $67 million compared with 2013. The increase primarily reflects costs associated with increased volume, including acquisitions, partially offset by the Artesyn divestiture and lower incentive stock compensation expense of $78 million. SG&A as a percent of sales was 23.3 percent in 2014, a 0.4 percentage point increase versus 22.9 percent in 2013. The Artesyn divestiture had an unfavorable 0.3 percentage point impact on the comparison, as this business had relatively lower SG&A requirements. The benefit of cost containment actions was more than offset by business investment spending and other costs.

GAINS ON DIVESTITURES OF BUSINESSES
During 2015, the Company sold its power transmission solutions and commercial storage businesses and recorded pretax gains of $939 million ($532 million after-tax, $0.78 per share) and $100 million ($79 million after-tax, $0.12 per share), respectively. See Note 3.

GOODWILL IMPAIRMENT
In 2015, the Company announced strategic actions, including the planned spinoff of the network power systems business, as well as evaluation of alternatives, including potential sale, for the power generation and motors, and drives businesses. These units had goodwill of $2.1 billion, $430 million and $232 million, respectively.  Based on the Company’s fourth quarter analysis, the estimated fair values of the network power systems and power generation and motors businesses exceeded carrying value by more than 20 percent, while the estimated fair value of the drives business exceeded carrying value by approximately 10 percent. These businesses experienced declining sales and profitability in 2015 amid challenging market conditions and the strength of the U.S. dollar. There can be no assurance that the Company will not recognize an impairment charge on the ultimate spinoff of the network power systems business, or incur a loss on the potential sale of the other businesses. Assumptions used in determining fair value include successful execution of business plans, including adoption of new products and expansion of services, and the completion of restructuring actions initiated in 2015 to improve productivity through consolidation and rationalization of the cost structure. Additional assumptions include gradual improvement in served markets beginning in the latter half of 2016, particularly recovery in the demand for telecommunications networks and data centers, an expansion of industrial capital spending, and improving economic conditions in Europe and Asia.

In 2014, the Company recognized a noncash goodwill impairment charge of $508 million ($0.72 per share) related to the network power systems business in Europe. The business had been unable to meet its operating objectives due to a weak Western Europe economy, and the 2015 and 2016 outlook for Europe was uncertain. In 2013, challenges persisted in the Artesyn business, sales and earnings were below expectations, and the Company recorded a noncash goodwill impairment charge of $503 million ($475 million after-tax, $0.65 per share) and income tax charges of $70 million ($0.10 per share). Additionally in 2013, the Company recorded a noncash goodwill impairment charge of $25 million ($21 million after-tax, $0.03 per share) related to its connectivity solutions business, due to not meeting forecasted expectations. See Note 6.

OTHER DEDUCTIONS, NET
Other deductions, net were $571 million in 2015, a $178 million increase from 2014 primarily due to an increase in rationalization expense of $156 million, higher litigation costs of $33 million, unfavorable foreign currency transactions of $(14) million and $10 million in fees related to the planned spinoff of the network power systems business, partially offset by a favorable comparative effect from a $34 million equity investment loss in the prior year. The Company accelerated restructuring activity in 2015 to address the global slowdown in capital spending and position itself for future growth. See Notes 4 and 5.

Other deductions, net were $393 million in 2014, a $31 million increase from 2013 primarily due to the $34 million Artesyn equity investment loss, a $13 million China research incentive credit in 2013 and several other items, partially offset by a $23 million reduction in rationalization expense in 2014 and favorable foreign currency transactions of $20 million.

INTEREST EXPENSE, NET
Interest expense, net was $171 million, $194 million and $218 million in 2015, 2014 and 2013, respectively. The decrease of $23 million in 2015 and $24 million in 2014 primarily resulted from the maturity of long-term debt with relatively higher interest rates.

INCOME TAXES
Income taxes were $1,428 million, $1,164 million and $1,130 million for 2015, 2014 and 2013, respectively, resulting in effective tax rates of 34 percent in 2015, and 35 percent for 2014 and 2013. The underlying effective rates in these years were 31 percent, 30 percent and 29 percent, respectively. The 3 percentage point unfavorable impact on the 2015 rate is due to divestitures and income taxes provided for the planned spinoff. The effective rates in 2014 and 2013 include 5 and 6 percentage point unfavorable impacts, respectively, from the low tax deductibility of impaired goodwill, as well as an income tax charge in 2013 for the repatriation of non-U.S. earnings.

NET EARNINGS AND EARNINGS PER SHARE; RETURNS ON EQUITY AND TOTAL CAPITAL
Net earnings attributable to common stockholders in 2015 were $2,710 million, up 26 percent compared with 2014, and diluted earnings per share were $3.99, up 32 percent. Combined, the gains from divestitures and spinoff- related costs in 2015, and the goodwill impairment charge in 2014, benefited net earnings and earnings per share comparisons 45 and 47 percentage points, respectively. Earnings per share growth also benefited from the purchase of common stock for treasury. Segment earnings in 2015 decreased $425 million in Process Management, $228 million in Network Power, $202 million in Industrial Automation, partially due to the power transmission solutions divestiture, $39 million in Climate Technologies and $21 million in Commercial & Residential Solutions. See the Business Segments discussion that follows and Note 17.

Net earnings attributable to common stockholders in 2014 were $2,147 million, up 7 percent compared with 2013, and diluted earnings per share were $3.03, up 10 percent. Earnings per share growth benefited from the purchase of common stock for treasury. The goodwill impairment charge in 2014 was $58 million and $0.06 per share lower than goodwill impairment and income tax charges in 2013, which aided both earnings and earnings per share growth 4 percentage points. Segment earnings in 2014 increased $109 million in Process Management, $21 million in Climate Technologies, $25 million in Industrial Automation and $20 million in Commercial & Residential Solutions. Earnings decreased $95 million in Network Power largely due to divestitures.

Return on common stockholders' equity (net earnings attributable to common stockholders divided by average common stockholders' equity) was 29.8 percent in 2015 compared with 20.7 percent in 2014 and 19.2 percent in 2013. Return on total capital was 22.8 percent in 2015 compared with 17.5 percent in 2014 and 16.4 percent in 2013 (computed as net earnings attributable to common stockholders excluding after-tax net interest expense, divided by average common stockholders' equity plus short- and long-term debt less cash and short-term investments). Combined, the impact of divestitures and the spinoff-related costs increased the 2015 returns on common stockholders' equity and total capital approximately 6 and 5 percentage points, respectively. Goodwill impairment charges in 2014 and 2013 reduced the returns on common stockholders' equity and total capital approximately 3 percentage points in each year.

Business Segments
Following is an analysis of segment results for 2015 compared with 2014, and 2014 compared with 2013.
The Company defines segment earnings as earnings before interest and income taxes.

PROCESS MANAGEMENT
(dollars in millions)	2013	2014	2015	Change '13 - '14	Change '14 - '15

Sales	$8,610	9,189	8,516	7%	(7)%
Earnings	$1,809	1,918	1,493	6%	(22)%
Margin	21.0%	20.9%	17.5%

2015 vs. 2014 - Process Management reported sales of $8.5 billion in 2015, a decrease of $673 million or 7 percent. Underlying sales decreased 2 percent ($221 million) as persistent low oil and gas prices reduced capital and operating spending, especially in upstream markets. Foreign currency translation had an additional 5 percent ($481 million) unfavorable impact while acquisitions ($29 million) provided a slight benefit. The measurement devices, final control and systems and solutions businesses all declined. Underlying sales were flat in the U.S., up 1 percent in Europe and decreased 6 percent in Asia (China down 9 percent). Latin America decreased 14 percent and Canada decreased 1 percent, while Middle East/Africa was up 2 percent. Earnings decreased $425 million and margin was down 3.4 percentage points due to lower volume and deleverage, unfavorable mix and the impact of a stronger dollar on operations. Increased rationalization of $72 million, higher costs related to growth investments initiated in the prior year and other items were offset by savings from cost reduction actions. Underlying sales will remain under pressure as the expectation of low oil prices will keep industrial spending at reduced levels for most of fiscal 2016.

2014 vs. 2013 - Process Management reported sales of $9.2 billion in 2014, an increase of $579 million, or 7 percent on solid demand in energy and chemicals end markets and supported by acquisitions. Underlying sales increased 4 percent ($299 million) on volume growth, acquisitions added 4 percent ($328 million) and foreign currency translation subtracted 1 percent ($48 million). The systems and solutions business had solid growth and the measurement devices business was up moderately. The final control business had strong growth due to the Virgo and Enardo acquisitions. Underlying sales increased 8 percent in the U.S., 3 percent in Europe and 2 percent in Asia, with 5 percent growth in China. Latin America decreased 1 percent, Middle East/Africa was down 4 percent and Canada grew 2 percent. Earnings increased $109 million on higher volume, including acquisitions, cost reduction savings and materials cost containment, partially offset by unfavorable mix and other costs. Higher business investment spending was largely offset by favorable foreign currency transactions of $20 million.

INDUSTRIAL AUTOMATION
(dollars in millions)	2013	2014	2015	Change '13 - '14	Change '14 - '15

Sales	$4,885	4,990	4,121	2%	(17)%
Earnings	$777	802	600	3%	(25)%
Margin	15.9%	16.1%	14.6%

2015 vs. 2014 - Industrial Automation sales were $4.1 billion in 2015, a decrease of $869 million or 17 percent. Underlying sales decreased 4 percent ($192 million) on lower volume, reflecting weakness in Europe and reduced industrial spending, particularly in energy-related and commodity markets. Additionally, the power transmission solutions divestiture deducted 7 percent ($418 million) and foreign currency translation subtracted 6 percent ($259 million). Sales decreased in the power generation and motors, drives, electrical distribution and fluid automation businesses. Hermetic motors decreased moderately while the materials joining business was flat. Underlying sales decreased 6 percent in the U.S., 4 percent in Europe and 2 percent in Asia (China down 3 percent). Sales decreased 7 percent in Latin America, 4 percent in Canada and 10 percent in Middle East/Africa. Earnings of $600 million were down $202 million and margin decreased 1.5 percentage points, due to the power transmission solutions divestiture, which negatively impacted the earnings comparison $67 million, lower volume and deleverage, and unfavorable mix, partially offset by cost containment actions. Higher rationalization expense of $15 million contributed to the decrease. Market conditions will remain challenging in the near term, with an expectation of moderately improving conditions in the second half of fiscal 2016.

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

NETWORK POWER
(dollars in millions)	2013	2014	2015	Change '13 - '14	Change '14 - '15

Sales	$6,155	5,073	4,441	(18)%	(12)%
Earnings	$554	459	231	(17)%	(50)%
Margin	9.0%	9.0%	5.2%

2015 vs. 2014 - Sales for Network Power were $4.4 billion in 2015, a decrease of $632 million or 12 percent. Underlying sales were down 3 percent ($179 million) on 2 percent lower volume and 1 percent lower price, while foreign currency translation deducted 5 percent ($243 million) and prior year divestitures subtracted 4 percent ($210 million). Telecommunications power products decreased sharply on lower demand in all geographies. Data center products were down as thermal management was flat, and an increase from a large European hyperscale project was more than offset by decreases in uninterruptible power supply and infrastructure management products. Underlying sales decreased 8 percent in the U.S. and 7 percent in Asia (China down 13 percent), and increased 5 percent in Europe. Sales were down 4 percent in Latin America and 2 percent in Middle East/Africa, and up 15 percent in Canada. Earnings of $231 million decreased $228 million, or 50 percent, and margin declined 3.8 percentage points, due to lower volume and deleverage, particularly in telecommunications power products, and unfavorable mix. Higher rationalization expense of $49 million, litigation and bad debts also contributed to the decrease, while cost reduction actions mitigated the decline. Materials cost containment offset lower pricing. Demand is expected to remain mixed by geography, with opportunities for growth in both data center infrastructure and telecommunications power products over the course of the year.

2014 vs. 2013 - Sales for Network Power were $5.1 billion in 2014, a decrease of $1,082 million or 18 percent due to the Artesyn and connectivity solutions divestitures, which subtracted 19 percent ($1,112 million). Underlying sales increased 2 percent ($73 million) as 3 percent higher volume was partially offset by 1 percent lower price. Foreign currency translation subtracted 1 percent ($43 million). The data center business was up slightly, led by delivery of a large hyperscale data center project and an increase in uninterruptible power supply products, partially offset by decreases in thermal management and infrastructure products. The global telecommunications power business was flat, on modest increases in the Americas and Asia offset by a decrease in Europe. Geographically, underlying sales increased 2 percent in the U.S., 4 percent in Europe, 2 percent in Asia and 3 percent in Middle East/Africa. Canada was flat and Latin America decreased 6 percent. Earnings of $459 million decreased $95 million, or 17 percent, as lower earnings from the divestitures of $59 million and a $13 million China research credit in 2013 negatively affected the comparison 12 percentage points. The divestitures of the lower margin Artesyn business, and the connectivity solutions business, net of the research credit, improved margin comparisons 0.5 percentage points. Cost containment and lower rationalization expense of $10 million were favorable. Materials cost containment substantially offset lower pricing.

CLIMATE TECHNOLOGIES
(dollars in millions)	2013	2014	2015	Change '13 - '14	Change '14 - '15

Sales	$3,876	4,109	4,011	6%	(2)%
Earnings	$716	737	698	3%	(5)%
Margin	18.5%	17.9%	17.4%

2015 vs. 2014 - Sales for Climate Technologies were $4.0 billion in 2015, a decrease of $98 million, or over 2 percent due to unfavorable foreign currency translation ($112 million). Underlying sales were up slightly ($14 million) as an increase in the global refrigeration business was essentially offset by a decrease in air conditioning. The temperature controls and sensors businesses were flat. Air conditioning sales in the U.S., Europe and China decreased while the rest of the world had strong growth. Global refrigeration was up modestly with growth in the U.S. and Asia and weakness in Europe. Overall, underlying sales were flat in the U.S., down 2 percent in Asia (China down 12 percent) and decreased 1 percent in Europe. Latin America was down 4 percent, Middle East/Africa was up 26 percent and Canada increased 13 percent. Earnings of $698 million decreased $39 million and margin declined 0.5 percentage points primarily due to unfavorable mix. Growth investments, and higher rationalization and unfavorable foreign currency transactions of $6 million each, were more than offset by cost reduction savings. Global demand in the air conditioning and refrigeration markets is expected to remain favorable in 2016, supporting an outlook for modest growth.

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

COMMERCIAL & RESIDENTIAL SOLUTIONS
(dollars in millions)	2013	2014	2015	Change '13 - '14	Change '14 - '15

Sales	$1,865	1,924	1,924	3%	—
Earnings	$404	424	403	5%	(5)%
Margin	21.7%	22.1%	21.0%

2015 vs. 2014 - Commercial & Residential Solutions sales were $1.9 billion in 2015, flat compared with the prior year. Underlying sales increased 2 percent ($48 million) on higher volume from favorable U.S. construction markets, while foreign currency translation ($28 million) and the transfer of a small product line ($20 million) each deducted 1 percent. The sales increase was led by strong growth in wet/dry vacuums and modest growth in food waste disposers. The professional tools and commercial storage businesses decreased. Underlying sales were up 3 percent in the U.S. and 1 percent internationally. Earnings of $403 million were down $21 million and margin declined 1.1 percentage points as higher volume and resulting leverage was more than offset by unfavorable mix, higher rationalization expense of $9 million, and investments in growth programs. Favorable trends in U.S. construction markets are expected to continue, supporting expectations for moderate sales growth and profit improvement in 2016.

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

Financial Position, Capital Resources and Liquidity
The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $22 billion and common stockholders' equity of $8 billion, and has the resources available to reinvest for growth in existing businesses, pursue strategic acquisitions and manage its capital structure on a short- and long-term basis.

CASH FLOW
(dollars in millions)	2013	2014	2015

Operating Cash Flow	$3,649	3,692	2,529
Percent of sales	14.8%	15.0%	11.3%
Capital Expenditures	$678	767	685
Percent of sales	2.7%	3.1%	3.1%
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,971	2,925	1,844
Percent of sales	12.0%	11.9%	8.3%
Operating Working Capital	$1,686	1,729	1,748
Percent of sales	6.8%	7.0%	7.8%

The Company generated operating cash flow of $2.5 billion in 2015, a $1,163 million or 32 percent decrease compared to 2014 primarily due to decreased earnings (excluding after-tax gains from divestitures in 2015 and the goodwill impairment in 2014), income taxes of $424 million paid on the gains from divestitures, and an increase in operating working capital. Operating cash flow of $3.7 billion in 2014 was a 1 percent increase compared to $3.6 billion in 2013. At September 30, 2015, operating working capital as a percent of sales was 7.8 percent, compared with 7.0 percent and 6.8 percent in 2014 and 2013, respectively. In addition to the tax payments for divestiture gains, operating cash flow funded capital expenditures of $685 million, dividends of $1,269 million and acquisitions of $324 million in 2015. Common stock purchases of $2,487 million were supported by after-tax proceeds from a divestiture and increased borrowings. Contributions to pension plans were $53 million in 2015, $130 million in 2014 and $160 million in 2013. The Company has returned over 60 percent of operating cash flow to stockholders through dividends and purchases of common stock in each of the last five years.

Capital expenditures were $685 million, $767 million and $678 million in 2015, 2014 and 2013, respectively. Free cash flow was $1.8 billion in 2015, down 37 percent and primarily reflecting lower operating cash flow. Free cash flow was $2.9 billion in 2014, compared with $3.0 billion in 2013, reflecting higher capital expenditures. The Company is targeting capital spending of approximately $625 million in 2016. Net cash paid in connection with acquisitions was $324 million, $610 million and $19 million in 2015, 2014 and 2013, respectively. In 2014, the Company also purchased the noncontrolling interest in Appleton Group for $574 million. Proceeds from divestitures in 2015, 2014 and 2013 were $1,812 million, $363 million and $3 million, respectively.

Dividends were $1,269 million ($1.88 per share) in 2015, compared with $1,210 million ($1.72 per share) in 2014 and $1,181 million ($1.64 per share) in 2013. In November 2015, the Board of Directors voted to increase the quarterly cash dividend 1 percent, to an annualized rate of $1.90 per share.

Purchases of Emerson common stock totaled $2,487 million, $971 million and $1,189 million in 2015, 2014 and 2013, respectively, at average per share prices of $57.68, $65.54 and $58.51. The Board of Directors authorized the purchase of up to 70 million common shares in May 2013, and 6.0 million shares remain available for purchase under this authorization. The Company purchased 43.1 million shares in 2015 and 14.8 million shares in 2014. A total of 20.3 million shares were purchased in 2013 under a combination of the May 2013 authorization and the remainder of a May 2008 authorization. In November 2015, the Board of Directors authorized the purchase of an additional 70 million common shares.

LEVERAGE/CAPITALIZATION
(dollars in millions)	2013	2014	2015

Total Assets	$24,711	24,177	22,088
Long-term Debt	$4,055	3,559	4,289
Common Stockholders' Equity	$10,585	10,119	8,081

Total Debt-to-Total Capital Ratio	34.8%	37.3%	45.8%
Net Debt-to-Net Capital Ratio	18.3%	22.1%	31.3%
Operating Cash Flow-to-Debt Ratio	64.7%	61.3%	37.0%
Interest Coverage Ratio	14.6X	16.3X	21.8X

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $6.8 billion, $6.0 billion and $5.6 billion for 2015, 2014 and 2013, respectively. During the year, the Company issued $500 million of 2.625% notes due December 2021 and $500 million of 3.150% notes due June 2025, and repaid $250 million of 5.0% notes that matured in December 2014 and $250 million of 4.125% notes that matured in April 2015. In 2014, the Company repaid $250 million of 5.625% notes that matured in November 2013. In 2013, the Company repaid $250 million of 4.625% notes that matured in October 2012 and $250 million of 4.5% notes that matured in May 2013, and also issued $500 million of 2.625% notes due February 2023.

The total debt-to-capital ratio and the net debt-to-net capital ratio (less cash and short-term investments) increased primarily due to higher total debt from the issuance of long-term debt and lower common stockholders' equity. The operating cash flow-to-debt ratio decreased in 2015 on higher total debt and lower operating cash flow. The interest coverage ratio is computed as earnings before income taxes plus interest expense, divided by interest expense. The increases in interest coverage in 2015 and 2014 reflect higher pretax earnings (including divestiture gains of $1,039 million in 2015) and lower interest expense in both years.

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

Emerson's financial structure provides the flexibility necessary to achieve its strategic objectives. The Company has been successful in efficiently deploying cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. At September 30, 2015, $3.0 billion of the Company's cash was held outside the U.S., primarily in Europe and Asia, and was generally available for repatriation to the U.S. Under current tax law, repatriated cash may be subject to U.S. federal income taxes, net of available foreign tax credits. The Company routinely repatriates a portion of its non-U.S. cash from earnings each year, or otherwise when it can be accomplished tax efficiently, and provides for U.S. income taxes as appropriate. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company's needs in the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity or backup credit lines.

CONTRACTUAL OBLIGATIONS
At September 30, 2015, the Company's contractual obligations, including estimated payments, are as follows:

	Amounts Due By Period
(dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years

Long-term Debt (including Interest)	$6,169	477	871	1,388	3,433
Operating Leases	855	263	304	135	153
Purchase Obligations	1,021	873	104	36	8
Total	$8,045	1,613	1,279	1,559	3,594

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The table above does not include $1.9 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 18, which consist primarily of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated future benefit payments and Note 13 for additional information on deferred income taxes.

FINANCIAL INSTRUMENTS
The Company is exposed to market risk related to changes in interest rates, commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options to manage these risks. The Company does not hold derivatives for trading purposes. The value of derivatives and other financial instruments is subject to change as a result of market movements in rates and prices. Sensitivity analysis is one technique used to forecast the impact of these movements. Based on a hypothetical 10 percent increase in interest rates, a 10 percent decrease in commodity prices or a 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value or cash flows are not material. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1, and 7 through 9.

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

RETIREMENT PLANS
The Company maintains a prudent long-term investment strategy for its pension assets, consistent with the duration of its pension obligations. The determination of defined benefit plan expense and liabilities is dependent on various assumptions, including the expected annual rate of return on plan assets, the discount rate and the rate of annual compensation increases. Management believes that the assumptions used are appropriate; however, actual experience may differ. In accordance with U.S. generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated as deferred actuarial gains or losses and amortized to expense in future periods. The Company will begin transitioning from defined benefit to defined contribution retirement plans in 2016. The principal U.S. defined benefit plan will close to newly-hired employees while shorter-tenured current employees will cease accruing benefits. Affected employees will transition to an enhanced defined contribution plan. See Notes 10 and 11.

As of September 30, 2015, the Company's U.S. pension plans were underfunded by $335 million and non-U.S. plans were underfunded by $313 million. The U.S. funded status includes unfunded plans totaling $191 million and the non-U.S. status includes unfunded plans totaling $215 million. The Company contributed a total of $53 million to defined benefit plans in 2015 and expects to contribute at a similar level in 2016. At year-end 2015, the discount rate for U.S. plans was 4.35 percent, and was 4.25 percent in 2014. The assumed investment return on plan assets was 7.50 percent in both 2015 and 2014, and was 7.75 percent in 2013, and is expected to be 7.50 percent for 2016. Deferred actuarial losses to be amortized to expense in future years were $1,628 million ($1,052 million after-tax) as of September 30, 2015.

INCOME TAXES
Income tax expense and tax assets and liabilities reflect management's assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Valuation allowances are provided to reduce deferred tax assets to the amount that will more likely than not be realized. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company also pays U.S. federal income taxes, net of available foreign tax credits, on cash repatriated from non-U.S. locations. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1 and 13.

Other Items

LEGAL MATTERS
At September 30, 2015, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

NEW ACCOUNTING PRONOUNCEMENTS
In May 2014, the FASB amended ASC 606, Revenue from Contracts with Customers, to update and consolidate revenue recognition guidance from multiple sources into a single, comprehensive standard to be applied for all contracts with customers. The fundamental principle of the revised standard is to recognize revenue based on the transfer of goods and services to customers at an amount that the Company expects to be entitled to in exchange for those goods and services.  Also required are additional disclosures regarding the nature, extent, timing and uncertainty of revenues and associated cash flows. Required adoption of the new standard has been deferred by the FASB for one year and it is now effective for the Company in the first quarter of fiscal 2019. The new rules may be adopted on either a prospective or retrospective basis. Early adoption is available to the Company in the first quarter of fiscal 2018, the original effective date. The Company is in the process of evaluating the impact of the revised standard on its financial statements and determining its method of adoption.

In May 2015, the FASB issued updates to ASC 820, Fair Value Measurement, requiring investments measured using the net asset value per share practical expedient to be removed from the fair value hierarchy and separately reported when making disclosures. The updates have no impact on operations and do not change the determination of fair value for any investments. These updates are effective for the Company in fiscal 2017 and must be adopted on a retrospective basis. Adoption will affect disclosure only; there will be no impact on the Company’s financial results.

FISCAL 2016 OUTLOOK
The Company expects difficult market conditions to persist through the first six to nine months of fiscal 2016, as headwinds in served markets from low oil prices and the slowdown in industrial spending will reduce underlying sales growth across the Company’s businesses. Net sales for 2016 are expected to decline approximately 6 to 8 percent. Underlying sales are expected to be down approximately 2 to 5 percent, excluding deductions from negative currency translation and completed divestitures of approximately 2 percent each. Profitability will be negatively impacted by lower underlying growth but supported by cost savings generated by the Company’s restructuring programs. Adjusted earnings per share are expected to be approximately $3.05 to $3.25 in 2016, versus $3.17 in 2015. The Company currently estimates it would incur expenses of $300 to $400 million (approximately $0.40 to $0.55 per share) related to the planned network power systems spinoff and potential sales of the power generation and motors, and drives businesses. Reported earnings per share in 2016 would be approximately $2.50 to $2.85 including these costs, compared with $3.99 in 2015.

Consolidated Statements of Earnings
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2013	2014	2015

Net sales	$24,669	24,537	22,304
Costs and expenses:
Cost of sales	14,717	14,379	13,256
Selling, general and administrative expenses	5,648	5,715	5,184
Gains on divestitures of businesses	—	—	1,039
Goodwill impairment	528	508	—
Other deductions, net	362	393	571
Interest expense, net of interest income of: 2013, $16; 2014, $24; 2015, $29	218	194	171
Earnings before income taxes	3,196	3,348	4,161
Income taxes	1,130	1,164	1,428
Net earnings	2,066	2,184	2,733
Less: Noncontrolling interests in earnings of subsidiaries	62	37	23
Net earnings common stockholders	$2,004	2,147	2,710

Basic earnings per share common stockholders	$2.78	3.05	4.01

Diluted earnings per share common stockholders	$2.76	3.03	3.99

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2013	2014	2015
Net earnings	$2,066	2,184	2,733

Other comprehensive income (loss), net of tax:
Foreign currency translation	32	(344)	(794)
Pension and postretirement	521	(54)	(206)
Cash flow hedges	(17)	1	(43)
Total other comprehensive income (loss)	536	(397)	(1,043)

Comprehensive income	2,602	1,787	1,690

Less: Noncontrolling interests in comprehensive income of subsidiaries	56	34	22
Comprehensive income common stockholders	$2,546	1,753	1,668

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
EMERSON ELECTRIC CO. & SUBSIDIARIES

September 30
(Dollars in millions, except per share amounts)

	2014	2015
ASSETS
Current assets
Cash and equivalents	$3,149	3,054
Receivables, less allowances of $114 in 2014 and $128 in 2015	5,019	4,319
Inventories	2,057	1,847
Other current assets	642	829
Total current assets	10,867	10,049

Property, plant and equipment, net	3,802	3,585

Other assets
Goodwill	7,182	6,653
Other intangible assets	1,689	1,526
Other	637	275
Total other assets	9,508	8,454
Total assets	$24,177	22,088

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings and current maturities of long-term debt	$2,465	2,553
Accounts payable	2,951	2,358
Accrued expenses	2,876	2,803
Income taxes	162	86
Total current liabilities	8,454	7,800

Long-term debt	3,559	4,289

Other liabilities	1,997	1,871

Equity
Common stock, $0.50 par value; authorized, 1,200,000,000 shares; issued, 953,354,012 shares; outstanding, 696,605,222 shares in 2014; 654,608,521 shares in 2015	477	477
Additional paid-in-capital	161	170
Retained earnings	19,867	21,308
Accumulated other comprehensive income (loss)	(575)	(1,617)
	19,930	20,338
Less: Cost of common stock in treasury, 256,748,790 shares in 2014; 298,745,491 shares in 2015	9,811	12,257
Common stockholders’ equity	10,119	8,081
Noncontrolling interests in subsidiaries	48	47
Total equity	10,167	8,128
Total liabilities and equity	$24,177	22,088

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Equity
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2013	2014	2015

Common stock	$477	477	477

Additional paid-in-capital
Beginning balance	324	352	161
Stock plans	37	160	31
Purchase of noncontrolling interests	(9)	(351)	(22)
Ending balance	352	161	170

Retained earnings
Beginning balance	18,107	18,930	19,867
Net earnings common stockholders	2,004	2,147	2,710
Dividends paid (per share: 2013, $1.64; 2014, $1.72; 2015, $1.88)	(1,181)	(1,210)	(1,269)
Ending balance	18,930	19,867	21,308

Accumulated other comprehensive income (loss)
Beginning balance	(731)	(189)	(575)
Foreign currency translation	38	(333)	(793)
Pension and postretirement	521	(54)	(206)
Cash flow hedges	(17)	1	(43)
Ending balance	(189)	(575)	(1,617)

Treasury stock
Beginning balance	(7,882)	(8,985)	(9,811)
Purchases	(1,189)	(971)	(2,487)
Issued under stock plans	86	145	41
Ending balance	(8,985)	(9,811)	(12,257)

Common stockholders' equity	10,585	10,119	8,081

Noncontrolling interests in subsidiaries
Beginning balance	147	133	48
Net earnings	62	37	23
Other comprehensive income (loss)	(6)	(3)	(1)
Dividends paid	(69)	(18)	(23)
Purchase of noncontrolling interests	(1)	(101)	—
Ending balance	133	48	47

Total equity	$10,718	10,167	8,128

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2013	2014	2015
Operating activities
Net earnings	$2,066	2,184	2,733
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	819	831	815
Changes in operating working capital	42	114	(142)
Pension funding	(160)	(130)	(53)
Gains on divestitures of businesses, after tax	—	—	(611)
Income taxes paid on divestiture gains	—	—	(424)
Goodwill impairment, after tax	496	508	—
Other, net	386	185	211
Net cash provided by operating activities	3,649	3,692	2,529

Investing activities
Capital expenditures	(678)	(767)	(685)
Purchases of businesses, net of cash and equivalents acquired	(19)	(610)	(324)
Divestitures of businesses	3	363	1,812
Other, net	(95)	(145)	(212)
Net cash provided (used) by investing activities	(789)	(1,159)	591

Financing activities
Net increase in short-term borrowings	45	180	1,116
Proceeds from short-term borrowings greater than three months	1,530	2,952	2,515
Payments of short-term borrowings greater than three months	(1,201)	(2,510)	(3,286)
Proceeds from long-term debt	496	1	1,000
Payments of long-term debt	(521)	(329)	(504)
Dividends paid	(1,181)	(1,210)	(1,269)
Purchases of common stock	(1,110)	(1,048)	(2,501)
Purchase of noncontrolling interests	(10)	(574)	—
Other, net	19	(21)	(19)
Net cash used by financing activities	(1,933)	(2,559)	(2,948)

Effect of exchange rate changes on cash and equivalents	(19)	(100)	(267)
Increase (Decrease) in cash and equivalents	908	(126)	(95)
Beginning cash and equivalents	2,367	3,275	3,149
Ending cash and equivalents	$3,275	3,149	3,054

Changes in operating working capital
Receivables	$(84)	(263)	304
Inventories	83	(132)	(16)
Other current assets	(32)	59	(101)
Accounts payable	14	294	(287)
Accrued expenses	64	121	32
Income taxes	(3)	35	(74)
Total changes in operating working capital	$42	114	(142)

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

In the first quarter of 2015, the Company adopted updates to ASC 205, Presentation of Financial Statements, and ASC 360, Property, Plant and Equipment, regarding the reporting of discontinued operations. These updates raised the threshold for reporting discontinued operations to a strategic business shift having a major effect on an entity's operations and financial results. The updates also added disclosures for disposals of business units qualifying for discontinued presentation, and for some dispositions that do not qualify as discontinued operations but are still considered individually significant components of the entity.

In the first quarter of 2014, the Company adopted revisions to ASC 220, Comprehensive Income, which require disclosure of reclassifications into earnings from accumulated other comprehensive income (AOCI) and other current period activity. There is no change to the items reported in AOCI or when those items should be reclassified into earnings. The revisions did not materially impact the Company’s financial statements.

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

	2014	2015
Finished products	$741	680
Raw materials and work in process	1,316	1,167
Total inventories	$2,057	1,847

Fair Value Measurement
ASC 820, Fair Value Measurement, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for an identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or other approaches using market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of the Company's financial instruments fall within Level 2. The fair value of the Company's long-term debt is Level 2, estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics.

Property, Plant And Equipment
The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of estimated future undiscounted cash flows of the related assets is less than the carrying values. The components of property, plant and equipment as of September 30 follow:

	2014	2015
Land	$275	251
Buildings	2,355	2,254
Machinery and equipment	6,353	6,011
Construction in progress	428	415
Property, plant and equipment, at cost	9,411	8,931
Less: Accumulated depreciation	5,609	5,346
Property, plant and equipment, net	$3,802	3,585

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

Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or a management estimate of the relative selling price. Revenue is recognized individually for delivered elements only if they have value to the customer on a stand-alone basis and the performance of the undelivered items is probable and substantially in the Company's control, or the undelivered elements are inconsequential or perfunctory and there are no unsatisfied contingencies related to payment. Approximately 10 percent of the Company's revenues arise from qualifying sales arrangements that include the delivery of multiple elements, principally in the Network Power and Process Management segments. The vast majority of these deliverables are tangible products, with a small portion attributable to installation, service or maintenance. Generally, contract duration is short term, and cancellation, termination or refund provisions apply only in the event of contract breach and have historically not been invoked.

Derivatives and Hedging
In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. The Company's foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its business units, primarily in euros, Mexican pesos, Canadian dollars and Singapore dollars. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts may be used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less.

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

Counterparties to derivative arrangements are companies with high credit ratings, and the Company has bilateral collateral arrangements with them for which credit rating-based posting thresholds vary depending on the arrangement. If credit ratings on the Company's debt fall below preestablished levels, counterparties can require immediate full collateralization on all instruments in net liability positions. No collateral was posted with counterparties and none was held by the Company at year end. The maximum collateral that could have been required was $68. The Company can also demand full collateralization of instruments in net asset positions should any of the Company's counterparties' credit ratings fall below certain thresholds. Risk from credit loss when derivatives are in asset positions is not considered material. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet and are reported in other current assets or accrued expenses as appropriate, depending on positions with counterparties as of the balance sheet date. See Note 7.

Income Taxes
The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and tax rates currently enacted in each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $6.4 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2015, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed non-U.S. earnings would be triggered by a management decision to repatriate those earnings. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

(2) WEIGHTED-AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted-average of common shares outstanding while diluted earnings per common share also consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 5.9 million, 4.6 million and 0.6 million shares of common stock were excluded from the computation of diluted earnings per share in 2015, 2014 and 2013, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted-average shares for basic and diluted earnings per common share follow (shares in millions):

	2013	2014	2015
Basic shares outstanding	717.7	700.2	673.3
Dilutive shares	5.2	3.9	3.2
Diluted shares outstanding	722.9	704.1	676.5

(3) ACQUISITIONS AND DIVESTITURES

The Company completed eight acquisitions in 2015, seven in Process Management and one in Commercial & Residential Solutions, which had combined annualized sales of approximately $115. Total cash paid for all businesses was $324, net of cash acquired. The Company recognized goodwill of $178 ($42 of which is expected to be tax deductible) and other intangible assets of $128, primarily customer relationships and intellectual property with a weighted-average life of approximately 10 years. These acquisitions complement the existing segment portfolios and create incremental growth opportunities. Valuations of certain acquired assets and liabilities are in-process and subject to refinement.

In June 2015, the Company announced plans to spin off its network power systems business through a tax-free distribution to shareholders and to explore strategic alternatives, including potential sale, for its power generation and motors, drives, and residential storage businesses. These businesses together represent approximately 29 percent of consolidated 2015 sales, 10 percent of pretax earnings and 20 percent of cash flow, or approximately $6.4 billion, $400 and $500, respectively. In addition, the Company is bringing its corporate services and structure into alignment with its smaller scale and sharper focus.  The spinoff of the network power systems business will create two independent publicly traded companies and is subject to certain conditions, including completion of the Company's due diligence processes, receipt of favorable opinions regarding the tax-free status of the transaction for federal income tax purposes, local regulatory approvals, review of the Form 10 that will be filed with the SEC, and final approval by Emerson’s Board of Directors.

In 2015, the Company incurred $42 in income tax expense and $10 in other fees related to the planned spinoff (in total, $0.08 per share). The Company estimates it would incur costs throughout 2016 to effect the entire portfolio repositioning as follows: approximately $100 to $200 of income taxes related to reorganizing the ownership structures of these businesses; approximately $200 for investment banking, legal, consulting and other costs; and approximately $100 in capitalized costs, including debt issuance costs, pension funding and the separation of information technology systems. The strategic actions being contemplated are expected to be substantially completed by the end of 2016. With regard to the evaluation of strategic alternatives for the power generation and motors, drives, and residential storage businesses, there can be no assurance that the review process will result in any transaction.

In January 2015, the Company completed the sale of its mechanical power transmission solutions business to Regal Beloit Corporation for $1.4 billion, and recognized a pretax gain from the transaction of $939 ($532 after-tax, $0.78 per share). Assets and liabilities sold were as follows: current assets, $182 (accounts receivable, inventories, other current assets); other assets, $374 (property, plant and equipment, goodwill, other noncurrent assets); accrued expenses, $56 (accounts payable, other current liabilities); and other liabilities, $41. Proceeds from the divestiture were used for share repurchase. This business was previously reported in the Industrial Automation segment, and had partial year sales in 2015 of $189 and related pretax earnings of $21. Power transmission solutions designs and manufactures market-leading couplings, bearings, conveying components and gearing and drive components, and provides supporting services and solutions.

On September 30, 2015, the Company sold its InterMetro commercial storage business to Ali Group of Italy for $411 in cash and recognized a pretax gain from the transaction of $100 ($79 after-tax, $0.12 per share). This business had annual sales of $288 and pretax earnings of $42 in 2015 and is reported in the Commercial & Residential Solutions segment. Assets and liabilities sold were as follows: current assets, $62 (accounts receivable, inventories, other current assets); other assets, $292 (property, plant and equipment, goodwill, other noncurrent assets); current liabilities, $34 (accounts payable, other current liabilities); and other liabilities, $9. InterMetro is a leading manufacturer and supplier of storage and transport products in the food service, commercial products and health care industries.

In the first quarter of 2014, the Company acquired 100 percent of Virgo Valves and Controls Limited and Enardo Holdings, both in the Process Management final control business. Virgo is a manufacturer of engineered valves and automation systems and Enardo is a manufacturer of tank and terminal safety equipment. Total cash paid for both businesses was approximately $506, net of cash acquired, and the Company also assumed $76 of debt. Combined sales for Virgo and Enardo in 2014 were $321. Goodwill of $323 (largely nondeductible) and identifiable intangible assets of $178, primarily customer relationships and patents and technology with weighted-average lives of approximately 12 years, were recognized from these transactions. The Company also acquired four other smaller businesses in 2014 for a total of approximately $104, net of cash acquired. Combined annual sales for these four businesses were approximately $55. These acquisitions were complementary to the existing business portfolio.

In the second quarter of 2014, the Company acquired the remaining 44.5 percent noncontrolling interest in Appleton Group (formally EGS Electrical Group), which is reported in Industrial Automation, for $574. Full ownership provides growth opportunities in the oil and gas and chemicals end markets by leveraging the Company's Process Management and international distribution channels. The transaction reduced noncontrolling interests $101 and common stockholders equity $343, and increased deferred tax assets $130. The transaction did not affect consolidated results of operations other than eliminating the noncontrolling interest's share of future earnings and distributions from this business. Sales for this electrical distribution business were $542 in 2014.

In November 2013, the Company completed the divestiture of a 51 percent controlling interest in Artesyn and received proceeds of $264, net of working capital adjustment. The Company retained an interest with a fair value of approximately $60, determined using a Level 3 option pricing model. A tax benefit of $20 was recognized on completion of the transaction. Consolidated operating results for 2014 include sales of $146 and a net loss of $9 for this business through the closing date. As the Company retained a noncontrolling interest in this business, it was not classified as discontinued operations. Assets and liabilities held-for-sale at the closing date were: other current assets, $367 (accounts receivable, inventories, other current assets); other assets, $212 (property plant and equipment, goodwill, other noncurrent assets); and accrued expenses, $255 (accounts payable and other liabilities). Prior to the divestiture, cash of $376 ($308, after tax provided for in fiscal 2013) was repatriated from this business. In fiscal 2013, the Company initiated the purchase of $600 of Emerson common stock in anticipation of the sale proceeds and the cash repatriation. The purchase of shares was completed in the first quarter of 2014. The Company recorded goodwill impairment and income tax charges in 2013 related to this business. See Note 6.

In the fourth quarter of 2014, the Company sold its connectivity solutions business for $99 in cash, and recognized a slight gain. This business reported 2014 sales of $63 and pretax earnings of $3. Connectivity solutions offered industry-leading fiber optic, radio-frequency and microwave-coaxial technologies that safeguard network reliability.

The results of operations of the acquired businesses discussed above have been included in the Company's consolidated results of operations since the respective dates of acquisition.

(4) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:
	2013	2014	2015
Amortization of intangibles (intellectual property and customer relationships)	$220	225	214
Rationalization of operations	78	55	211
Other	64	113	146
Total	$362	393	571

Other is composed of several items that are individually immaterial, including foreign currency transaction gains and losses, bad debt expense, equity investment income and losses, litigation and other items. The increase in 2015 is primarily due to higher litigation costs of $33, an unfavorable foreign currency transaction impact of $14 and fees related to the planned spinoff of the network power systems business of $10, partially offset by a favorable comparative effect from the $34 Artesyn equity investment loss in 2014. Other increased in 2014 primarily due to the equity investment loss, the comparative impact of a $13 China research credit in 2013 and several other items. Reduced foreign currency transaction losses of $20 partially offset the increase.

(5) RATIONALIZATION OF OPERATIONS

Each year the Company incurs costs to size its businesses to levels appropriate for current economic conditions and to continually improve its cost structure and operational efficiency, deploy assets globally, and remain competitive on a worldwide basis. Costs result from numerous individual actions implemented across the Company's various operating units on an ongoing basis and can include costs for moving facilities to best-cost locations, re-starting plants after relocation or geographic expansion to better serve local markets, reducing forcecount or the number of facilities, exiting certain product lines, and other costs resulting from asset deployment decisions. By category, shutdown costs include severance and benefits, stay bonuses, lease and other contract termination costs and asset write-downs. Vacant facility costs include security, maintenance, utilities and other costs. Start-up and moving costs include the costs of relocating fixed assets and employee training and relocation.

Rationalization expenses were $211, $55 and $78, respectively, for 2015, 2014 and 2013. The significant increase in 2015 is due to the acceleration of activity to address the slowdown in global capital spending. The Company also incurred $10 of rationalization expense in 2015 that was reported in cost of sales, primarily related to exiting production facilities in Brazil and China. The Company currently expects 2016 rationalization expense to be approximately $60, including costs to complete actions initiated before the end of 2015 and for actions anticipated to be approved and initiated during 2016.

The change in the liability for rationalization of operations during the years ended September 30 follows:

	2014	Expense	Paid/Utilized	2015
Severance and benefits	$20	174	89	105
Lease and other contract terminations	1	3	3	1
Asset write-downs	—	3	3	—
Vacant facility and other shutdown costs	—	12	9	3
Start-up and moving costs	1	19	17	3
Total	$22	211	121	112

	2013	Expense	Paid/Utilized	2014
Severance and benefits	$27	27	34	20
Lease and other contract terminations	3	3	5	1
Asset write-downs	—	2	2	—
Vacant facility and other shutdown costs	1	5	6	—
Start-up and moving costs	1	18	18	1
Total	$32	55	65	22

Rationalization of operations expense by business segment follows:

	2013	2014	2015
Process Management	$15	17	89
Industrial Automation	27	7	22
Network Power	25	15	64
Climate Technologies	3	14	20
Commercial & Residential Solutions	8	2	11
Corporate	—	—	5
Total	$78	55	211

Costs incurred in 2015 primarily relate to the reduction and selective repositioning of the Company’s cost structure to address global economic weakness through facilities and forcecount rationalization in Europe, Asia and North America, primarily in Process Management and Network Power. Rationalization activities included actions to exit 15 production or office facilities worldwide and eliminate approximately 4,400 positions. In 2014, costs primarily related to the deployment of resources to better serve local markets and higher growth areas, and were concentrated in Process Management, Network Power and Climate Technologies, in Asia and Europe and to a lesser extent North America. In 2013, activity was focused in Network Power and Industrial Automation due to end market softness and acquisition integration activity in Network Power, in Europe, North America and Asia. Expenses incurred in 2014 and 2013 include actions to exit 14 and 13 facilities, and eliminate approximately 2,000 and 3,100 positions, respectively.

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

In 2015, the Company announced strategic actions, including the planned spinoff of the network power systems business, as well as evaluation of alternatives, including potential sale, for the power generation and motors, and drives businesses. These units had goodwill of $2.1 billion, $430 and $232, respectively.  Based on the Company’s fourth quarter analysis, the estimated fair values of the network power systems and power generation and motors businesses exceeded carrying value by more than 20 percent, while the estimated fair value of the drives business exceeded carrying value by approximately 10 percent. These businesses experienced declining sales and profitability in 2015 amid challenging market conditions and the strength of the U.S. dollar. There can be no assurance that the Company will not recognize an impairment charge on the ultimate spinoff of the network power systems business, or incur a loss on the potential sale of the other businesses. Assumptions used in determining fair value include successful execution of business plans, including adoption of new products and expansion of services, and the completion of restructuring actions initiated in 2015 to improve productivity through consolidation and rationalization of the cost structure. Additional assumptions include gradual improvement in served markets beginning in the latter half of 2016, particularly recovery in the demand for telecommunications networks and data centers, an expansion of industrial capital spending, and improving economic conditions in Europe and Asia.

In 2014, the network power systems business in Europe, which comprises the 2010 Chloride acquisition and pre-existing businesses, had not been able to meet its operating objectives due to a weak Western Europe economy, which had less than 1 percent average annual GDP growth since the acquisition. The weak economic recovery and intense competitive/market pressures negatively affected the profitability of the combined Emerson and Chloride European network power business. The economics for Europe were uncertain for 2015 and 2016 and the goodwill from the acquisition could not be supported. A $508, $0.72 per share, noncash impairment charge was recognized in the fourth quarter of 2014. The charge was not deductible for tax purposes. This business provides uninterruptible power supplies, thermal management products, and data center services and solutions for Europe, the Middle East and Africa.
In prior years, the Company had faced persistent challenges in the Artesyn business due to protracted weak demand, structural industry developments and increased competition. These challenges, including weakness in telecommunication and mobile device markets, continued into 2013 and sales and earnings were below expectations. In the third quarter of 2013, the Company recorded a noncash goodwill impairment charge of $503 ($475 after-tax, $0.65 per share). Income tax charges of $70 ($0.10 per share) for the anticipated repatriation of non-U.S. earnings from this business were also recorded in 2013. Additionally, in the fourth quarter the Company's goodwill impairment testing indicated that the carrying value of the connectivity solutions business in Network Power exceeded its fair value due to operating results not meeting forecasted expectations, resulting in a noncash charge to earnings of $25 ($21 after-tax, $0.03 per share). The Company divested both of these businesses in 2014. See Note 3.

The change in the carrying value of goodwill by business segment follows:

	Process Management	Industrial Automation	Network Power	Climate Technologies	Commercial & Residential Solutions
						Total
Gross goodwill	$2,383	1,352	2,995	503	439	7,672
Accumulated impairment	—	—	(163)	—	—	(163)
Balance, September 30, 2013	2,383	1,352	2,832	503	439	7,509
Acquisitions	356	—	22	—	0	378
Divestitures	0	—	(70)	0	—	(70)
Impairment	—	—	(508)	—	—	(508)
Foreign currency translation and other	(38)	(23)	(58)	(3)	(5)	(127)
Gross goodwill	2,701	1,329	2,864	500	434	7,828
Accumulated impairment	—	—	(646)	—	—	(646)
Balance, September 30, 2014	2,701	1,329	2,218	500	434	7,182
Acquisitions	176	—	—	—	2	178
Divestitures	—	(213)	—	—	(228)	(441)
Foreign currency translation and other	(87)	(85)	(74)	(8)	(12)	(266)
Gross goodwill	2,790	1,031	2,790	492	196	7,299
Accumulated impairment	—	—	(646)	—	—	(646)
Balance, September 30, 2015	$2,790	1,031	2,144	492	196	6,653

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	Customer Relationships		Intellectual Property		Capitalized Software		Total
	2014	2015	2014	2015	2014	2015	2014	2015
Gross carrying amount	$1,594	1,508	1,052	1,051	1,190	1,178	3,836	3,737
Less: Accumulated amortization	643	693	613	649	891	869	2,147	2,211
Net carrying amount	$951	815	439	402	299	309	1,689	1,526

Total intangible asset amortization expense for 2015, 2014 and 2013 was $308, $313 and $298, respectively. Based on intangible asset balances as of September 30, 2015, amortization expense is expected to approximate $286 in 2016, $267 in 2017, $236 in 2018, $194 in 2019 and $161 in 2020.

(7) FINANCIAL INSTRUMENTS

Hedging Activities
As of September 30, 2015, the notional amount of foreign currency hedge positions was approximately $1.6 billion, while commodity hedge contracts totaled approximately 71 million pounds ($174) of copper and aluminum. All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2015 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in other deductions, net reflect hedges of balance sheet exposures that do not receive deferral accounting. Amounts included in earnings and other comprehensive income follow:

		Gain (Loss) to Earnings			Gain (Loss) to OCI
		2013	2014	2015	2013	2014	2015
	Location
Commodity	Cost of sales	$(15)	(12)	(24)	(22)	(16)	(43)
Foreign currency	Sales, cost of sales	24	10	(12)	4	15	(61)
Foreign currency	Other deductions, net	(5)	(3)	14
Total		$4	(5)	(22)	(18)	(1)	(104)

Regardless of whether derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness. Hedge ineffectiveness was immaterial in all years shown.

Fair Value Measurement
The estimated fair value of long-term debt was $4,936 and $4,492, respectively, as of September 30, 2015 and 2014, which exceeded the carrying value by $356 and $411, respectively. As of September 30, 2015, the fair value of commodity contracts and foreign currency contracts was reported in other current assets and accrued expenses. Valuations of derivative contract positions as of September 30 follow:

	2014		2015
	Assets	Liabilities	Assets	Liabilities
Foreign Currency	$32	20	30	65
Commodity	$1	10	—	29

(8) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are as follows:

	2014	2015
Current maturities of long-term debt	$522	291
Commercial paper	1,938	2,261
Payable to banks	5	1
Total	$2,465	2,553

Interest rate for weighted-average short-term borrowings at year end	0.2%	0.2%

The Company routinely issues commercial paper as a source of short-term financing. In April 2014, the Company entered into a $3.5 billion five-year revolving backup credit facility with various banks, which replaced a December 2010 $2.75 billion facility. The credit facility is maintained to support general corporate purposes, including commercial paper borrowing. The Company has not incurred any borrowings under this or previous facilities. The credit facility contains no financial covenants and is not subject to termination based on a change of credit rating or material adverse changes. The facility is unsecured and may be accessed under various interest rate and currency denomination alternatives at the Company's option. Fees to maintain the facility are immaterial.

(9) LONG-TERM DEBT

The details of long-term debt follow:

	2014	2015
5.0% notes due December 2014	250	—
4.125% notes due April 2015	250	—
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.25% notes due October 2018	400	400
5.0% notes due April 2019	250	250
4.875% notes due October 2019	500	500
4.25% notes due November 2020	300	300
2.625% notes December due 2021	—	500
2.625% notes due February 2023	500	500
3.15% notes due June 2025	—	500
6.0% notes due August 2032	250	250
6.125% notes due April 2039	250	250
5.25% notes due November 2039	300	300
Other	81	80
Long-term debt	4,081	4,580
Less: Current maturities	522	291
Total, net	$3,559	4,289

Long-term debt maturing during each of the four years after 2016 is $265, $271, $652 and $501, respectively. Total interest paid on all debt was approximately $196, $210 and $226 in 2015, 2014 and 2013, respectively. During the year, the Company repaid $250 of 5.0% notes that matured in December 2014 and $250 of 4.125% notes that matured in April 2015. In 2014, the Company repaid $250 of 5.625% notes that matured in November 2013.

The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10) RETIREMENT PLANS

Retirement plans expense includes the following components:

	U.S. Plans			Non-U.S. Plans
	2013	2014	2015	2013	2014	2015
Defined benefit plans:
Service cost (benefits earned during the period)	$70	59	69	31	32	37
Interest cost	167	182	182	46	53	46
Expected return on plan assets	(280)	(286)	(303)	(50)	(58)	(58)
Net amortization and other	226	153	174	18	18	20
Net periodic pension expense	183	108	122	45	45	45
Defined contribution plans	113	119	111	63	59	61
Total retirement plans expense	$296	227	233	108	104	106

The increase in net periodic pension expense in 2015 is attributable to higher service costs and amortization compared to the prior year. The decline in net periodic pension expense in 2014 is attributable to a higher interest rate assumption than in 2013 and favorable pension asset investment performance. For defined contribution plans, the Company makes cash contributions based on plan requirements, which are expensed as incurred. The Company has one small business that participates in multiemployer pension plans. Such participation is insignificant individually and in total. Cash contributed was inconsequential in all years. The Company could potentially incur immaterial liabilities upon withdrawal from these plans, although it has no intention to do so. Additionally, as with participation in any multiemployer plan, there is a theoretical but remote possibility the Company could incur material liabilities should all other participating employers be unable to fund their obligations.

The Company will begin transitioning from defined benefit to defined contribution retirement plans in 2016. The principal U.S. defined benefit pension plan has been closed to employees hired after January 1, 2016, and current employees not meeting combined age and years of service criteria will cease accruing benefits effective October 1, 2016. Affected employees will be enrolled in an enhanced defined contribution plan. The impact of these actions had an inconsequential impact on the Company's financial statements at September 30, 2015. Over time, defined benefit plan expense will decline while defined contribution plan expense will increase, with an expectation of reduced earnings volatility.

Details of the changes in the actuarial present value of the projected benefit obligation and the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans
	2014	2015	2014	2015
Projected benefit obligation, beginning	$3,863	4,336	1,269	1,330
Service cost	59	69	32	37
Interest cost	182	182	53	46
Actuarial (gain) loss	415	137	89	44
Benefits paid	(174)	(181)	(36)	(36)
Settlements	(14)	(205)	(14)	(25)
Acquisitions (Divestitures), net	—	(70)	(28)	(4)
Foreign currency translation and other	5	(5)	(35)	(144)
Projected benefit obligation, ending	$4,336	4,263	1,330	1,248

Fair value of plan assets, beginning	$4,112	4,473	899	988
Actual return on plan assets	461	(137)	106	49
Employer contributions	85	20	45	33
Benefits paid	(174)	(181)	(36)	(36)
Settlements	(14)	(205)	(14)	(25)
Acquisitions (Divestitures), net	—	(44)	—	(2)
Foreign currency translation and other	3	2	(12)	(72)
Fair value of plan assets, ending	$4,473	3,928	988	935

Net amount recognized in the balance sheet	$137	(335)	(342)	(313)

Location of net amount recognized in the balance sheet:
Noncurrent asset	$344	1	33	32
Current liability	(10)	(11)	(8)	(8)
Noncurrent liability	(197)	(325)	(367)	(337)
Net amount recognized in the balance sheet	137	(335)	(342)	(313)

Pretax accumulated other comprehensive loss	$(961)	(1,322)	(346)	(306)

Approximately $182 of the $1,628 of pretax losses deferred in accumulated other comprehensive income (loss) at September 30, 2015 will be amortized to expense in 2016. As of September 30, 2015, U.S. pension plans were underfunded by $335 and non-U.S. plans were underfunded by $313. The U.S. funded status includes unfunded plans totaling $191 and the non-U.S. status includes unfunded plans totaling $215.

As of the September 30, 2015 and 2014 measurement dates, the plans' total accumulated benefit obligation was $5,254 and $5,277, respectively. Also as of the measurement dates, the total projected benefit obligation, accumulated benefit obligation and fair value of plan assets for individual plans with accumulated benefit obligations in excess of plan assets were $1,245, $1,139 and $648, respectively, for 2015, and $1,028, $928 and $455, respectively, for 2014.

Future benefit payments by U.S. plans are estimated to be $221 in 2016, $213 in 2017, $223 in 2018, $233 in 2019, $242 in 2020 and $1,310 in total over the five years 2021 through 2025. Based on foreign currency exchange rates as of September 30, 2015, future benefit payments by non-U.S. plans are estimated to be $45 in 2016, $46 in 2017, $48 in 2018, $54 in 2019, $55 in 2020 and $333 in total over the five years 2021 through 2025. The Company expects to make contributions to retirement plans in 2016 at levels similar to the prior year.

The weighted-average assumptions used in the valuation of pension benefits follow:

	U.S. Plans			Non-U.S. Plans
	2013	2014	2015	2013	2014	2015
Net pension expense
Discount rate	4.00%	4.75%	4.25%	4.1%	4.2%	3.6%
Expected return on plan assets	7.75%	7.50%	7.50%	5.5%	6.6%	6.6%
Rate of compensation increase	3.25%	3.25%	3.25%	3.4%	3.2%	3.4%

Benefit obligations
Discount rate	4.75%	4.25%	4.35%	4.2%	3.6%	3.3%
Rate of compensation increase	3.25%	3.25%	3.25%	3.2%	3.4%	3.4%

The discount rate for the U.S. retirement plans was 4.35 percent as of September 30, 2015. An actuarially developed, company-specific yield curve is used to determine the discount rate. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past.

The Company's asset allocations at September 30, 2015 and 2014, and weighted-average target allocations follow:

	U.S. Plans			Non-U.S. Plans
	2014	2015	Target	2014	2015	Target
Equity securities	65%	65%	60-70%	55%	55%	50-60%
Debt securities	26	30	25-35	32	32	25-35
Other	9	5	3-10	13	13	10-20
Total	100%	100%	100%	100%	100%	100%

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

The fair values of defined benefit pension assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820, Fair Value Measurement, follow:

	Level 1	Level 2	Level 3	Total	%
2015
U.S. equities	$956	460	257	1,673	34%
International equities	502	677	—	1,179	24%
Emerging market equities	—	211	—	211	4%
Corporate bonds	—	628	—	628	13%
Government bonds	2	674	—	676	14%
High-yield bonds	—	175	—	175	4%
Other	140	67	114	321	7%
Total	$1,600	2,892	371	4,863	100%

2014
U.S. equities	$1,097	535	184	1,816	33%
International equities	589	767	—	1,356	25%
Emerging market equities	—	279	—	279	5%
Corporate bonds	—	594	—	594	11%
Government bonds	2	720	—	722	13%
High-yield bonds	—	181	—	181	3%
Other	209	180	124	513	10%
Total	$1,897	3,256	308	5,461	100%

Asset Classes
U.S. equities reflect companies domiciled in the U.S., including multinational companies. International equities are comprised of companies domiciled in developed nations outside the U.S. Emerging market equities are comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate bonds represent investment-grade debt of issuers primarily from the U.S. Government bonds include investment-grade instruments issued by federal, state and local governments, primarily in the U.S. High-yield bonds include noninvestment-grade debt from a diverse group of developed market issuers. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture, real estate and infrastructure funds, life insurance contracts (U.S.), and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

Fair Value Hierarchy Categories
Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily nonexchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transfer restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the Other class, interests in mixed assets funds are Level 2, and U.S. life insurance contracts and non-U.S. general fund investments and insurance arrangements are Level 3.

Details of the changes in value for Level 3 assets follow:

	2014	2015
Level 3, beginning	$250	308
Gains (Losses) on assets held	(18)	18
Gains (Losses) on assets sold	21	(20)
Purchases, sales and settlements, net	55	65
Level 3, ending	$308	371

(11) POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for certain U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2013	2014	2015
Service cost	$2	1	1
Interest cost	12	11	9
Net amortization	(13)	(21)	(22)
Net postretirement expense	$1	(9)	(12)

Details of the changes in actuarial present value of accumulated postretirement benefit obligations follow:

	2014	2015
Benefit obligation, beginning	$278	248
Service cost	1	1
Interest cost	11	9
Actuarial (gain) loss	(12)	(12)
Benefits paid	(17)	(18)
Plan amendments	(13)	—
Divestitures	—	(15)
Benefit obligation, ending (recognized in balance sheet)	$248	213

As of September 30, 2015 there were $154 of deferred actuarial gains in accumulated other comprehensive income, of which approximately $21 will be amortized into earnings in 2016. The discount rates used to measure the benefit obligation as of September 30, 2015, 2014 and 2013 were 3.80 percent, 3.75 percent and 4.00 percent, respectively. The health care cost trend rate used for both 2016 and 2015 is assumed to be 6.5 percent initially, and declining to 5.0 percent over the subsequent three years. A one percentage point increase or decrease in the health care cost trend rate assumption for either year would have an inconsequential impact on postretirement benefits expense and the benefit obligation. The Company estimates that future health care benefit payments will be approximately $20 per year for 2016 through 2020, and $77 in total over the five years 2021 through 2025.

(12) CONTINGENT LIABILITIES AND COMMITMENTS

The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; the Company's experience in contesting, litigating and settling similar matters; and any related insurance coverage. Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been largely successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company. The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, for example, environmental or unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, contingent liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

At September 30, 2015, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) INCOME TAXES

Pretax earnings from continuing operations consist of the following:

	2013	2014	2015
United States	$1,724	2,096	2,921
Non-U.S.	1,472	1,252	1,240
Total pretax earnings	$3,196	3,348	4,161

The principal components of income tax expense follow:

	2013	2014	2015
Current:
Federal	$704	742	904
State and local	60	59	106
Non-U.S.	480	516	447

Deferred:
Federal	(56)	(129)	31
State and local	2	(5)	—
Non-U.S.	(60)	(19)	(60)
Income tax expense	$1,130	1,164	1,428

Reconciliations of the U.S. federal statutory income tax rate to the Company's effective tax rate follow:

	2013	2014	2015
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	1.3	1.0	1.0
Non-U.S. rate differential	(4.8)	(4.2)	(2.4)
Non-U.S. tax holidays	(1.8)	(1.1)	(1.1)
U.S. manufacturing deduction	(1.6)	(1.5)	(1.2)
Gains on divestitures	—	—	1.5
Spinoff-related	—	—	1.1
Goodwill impairment	4.8	5.3	—
Artesyn repatriation	2.2	—	—
Other	0.2	0.3	0.4
Effective income tax rate	35.3%	34.8%	34.3%

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next two years.

Following are changes in unrecognized tax benefits before considering recoverability of any cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to change significantly within the next 12 months.

	2014	2015
Unrecognized tax benefits, beginning	$127	120
Additions for current year tax positions	9	7
Additions for prior year tax positions	25	8
Reductions for prior year tax positions	(19)	(9)
Reductions for settlements with tax authorities	(4)	—
Reductions for expiration of statutes of limitations	(18)	(42)
Unrecognized tax benefits, ending	$120	84

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $47. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(4), $3 and $(6) in 2015, 2014 and 2013, respectively. As of September 30, 2015 and 2014, total accrued interest and penalties were $20 and $25, respectively.

The U.S. is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are substantially complete through 2011. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2014	2015
Deferred tax assets:
Net operating losses and tax credits	$238	207
Accrued liabilities	311	270
Postretirement and postemployment benefits	93	86
Employee compensation and benefits	196	180
Pensions	28	194
Other	137	173
Total	$1,003	1,110

Valuation allowances	$(154)	(160)

Deferred tax liabilities:
Intangibles	$(649)	(648)
Property, plant and equipment	(258)	(260)
Other	(98)	(51)
Total	$(1,005)	(959)

Net deferred income tax liability	$(156)	(9)

Current deferred tax assets, net were $353 and $354 as of September 30, 2015 and 2014, respectively, and noncurrent deferred tax liabilities, net were $362 and $510. Total income taxes paid were approximately $1,590, $1,310 and $1,270 in 2015, 2014 and 2013, respectively. Approximately half of the $207 of net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14) STOCK-BASED COMPENSATION

The Company's stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

Stock Options
The Company's stock option plans permit key officers and employees to purchase common stock at specified prices, which are equal to 100 percent of the closing market price of the Company's stock on the date of grant. Options generally vest one-third in each of the three years subsequent to grant and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. As of September 30, 2015, 13.5 million options were available for grant under the plans.

Changes in shares subject to options during the year ended September 30, 2015 follow (shares in thousands):

	Weighted- Average Exercise Price Per Share	Shares	Total Intrinsic Value of Shares	Average Remaining Life (Years)
Beginning of year	$54.19	13,908
Options granted	$60.16	1,378
Options exercised	$41.85	(1,016)
Options canceled	$61.02	(624)
End of year	$55.40	13,646	$15	5.8
Exercisable at end of year	$51.68	9,147	$15	4.6

The weighted-average grant date fair value per option was $12.48, $14.83 and $10.12 in 2015, 2014 and 2013, respectively. Cash received for option exercises was $36 in 2015, $77 in 2014 and $104 in 2013. The total intrinsic value of options exercised in 2015, 2014 and 2013 was $16, $61 and $66, respectively, while the tax benefit realized by the Company from tax deductions related to option exercises was $10, $14 and $7, respectively.

The grant date fair value of options is estimated using the Black-Scholes option-pricing model. The weighted-average assumptions used in valuations for 2015, 2014 and 2013 are, respectively: risk-free interest rate, based on U.S. Treasury yields, 1.9 percent, 2.0 percent and 1.2 percent; dividend yield, 3.1 percent, 2.6 percent and 3.2 percent; and expected volatility, based on historical volatility, 28 percent for all years shown. The expected life of each option awarded is seven years based on historical experience and expected future exercise patterns.

Performance Shares, Restricted Stock and Restricted Stock Units
The Company's incentive shares plans include performance shares awards which distribute the value of common stock to key management employees subject to certain operating performance conditions and other restrictions. The form of distribution is primarily shares of common stock, with a portion in cash. Compensation expense for performance shares is recognized over the service period based on the number of shares ultimately expected to be earned. Performance shares awards are accounted for as liabilities in accordance with ASC 718, Compensation - Stock Compensation, with compensation expense adjusted at the end of each reporting period to reflect the change in fair value of the awards.

In 2014, vested performance shares that had been awarded primarily in 2010 were distributed as follows: 2,782,143 issued as shares, 1,829,617 withheld for income taxes, and the value of 211,285 paid in cash. 14,694 shares were canceled and not distributed. As of September 30, 2015, the rights to receive a maximum of 5,782,114 common shares awarded primarily in 2013 were outstanding, contingent on the Company achieving its performance objectives through 2016 and the provision of additional service by employees.

Incentive shares plans also include restricted stock awards which involve distribution of common stock to key management employees subject to cliff vesting at the end of service periods ranging from three to ten years. The fair value of restricted stock awards is determined based on the average of the high and low market prices of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2015, 151,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements. Consequently, 79,568 shares were issued while 71,432 shares were withheld for income taxes in accordance with minimum withholding requirements. As of September 30, 2015, there were 1,349,500 shares of unvested restricted stock outstanding.

The total fair value of shares vested under incentive shares plans was $9, $315 and $19, respectively, in 2015, 2014 and 2013, of which $5, $134 and $8 was paid in cash, primarily for tax withholding. As of September 30, 2015, 16.2 million shares remained available for award under incentive shares plans.

Changes in shares outstanding but not yet earned under incentive shares plans during the year ended
September 30, 2015 follow (shares in thousands):

	Shares	Average Grant Date Fair Value Per Share
Beginning of year	6,404	$47.81
Granted	437	$61.96
Earned/vested	(151)	$37.36
Canceled	(313)	$49.02
End of year	6,377	$48.97

Total compensation expense for stock options and incentive shares was $30, $143 and $221 for 2015, 2014 and 2013, respectively. The decrease in expense for 2015 reflects a stock option award in 2014 and no incentive stock plan overlap in 2015, and a lower stock price in the current year. The decrease in 2014 is due to a reduced impact from performance shares plans overlap in 2014 and a slightly lower stock price, partially offset by a stock option award in 2014. Income tax benefits recognized in the income statement for these compensation arrangements during 2015, 2014 and 2013 were $2, $39 and $68, respectively. As of September 30, 2015, total unrecognized compensation expense related to unvested shares awarded under these plans was $125, which is expected to be recognized over a weighted-average period of 1.5 years.

In addition to the employee stock option and incentive shares plans, in 2015 the Company awarded 21,429 shares of restricted stock and 4,762 restricted stock units under the restricted stock plan for nonmanagement directors. As of September 30, 2015, 221,955 shares were available for issuance under this plan.

(15) COMMON AND PREFERRED STOCK

At September 30, 2015, 49.3 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2015, 43.1 million common shares were purchased and 1.1 million treasury shares were reissued. In 2014, 14.8 million common shares were purchased and 4.7 million treasury shares were reissued.

At September 30, 2015 and 2014, the Company had 5.4 million shares of $2.50 par value preferred stock authorized, with none issued.

(16) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) attributable to common stockholders is shown below:

Foreign currency translation	2013	2014	2015
Beginning balance	$466	504	171
Other comprehensive income (loss)	38	(341)	(793)
Purchase of noncontrolling interest	—	8	—
Ending balance	504	171	(622)

Pension and postretirement
Beginning balance	(1,213)	(692)	(746)
Actuarial gains (losses) deferred during the period	375	(152)	(315)
Amortization of deferred actuarial losses into earnings	146	98	109
Ending Balance	(692)	(746)	(952)

Cash flow hedges
Beginning balance	16	(1)	—
Gains (Losses) deferred during the period	(11)	(1)	(66)
Reclassifications of realized (gains) losses to sales and cost of sales	(6)	2	23
Ending balance	(1)	—	(43)

Accumulated other comprehensive income (loss)	$(189)	(575)	(1,617)
Activity above is shown net of income taxes for 2015, 2014 and 2013, respectively, as follows: deferral of pension and postretirement actuarial gains (losses): $192, $87 and $(233); amortization of pension and postretirement deferred actuarial losses: $(59), $(52) and $(85); deferral of cash flow hedging gains (losses): $38, $ - and $7; reclassification of realized cash flow hedging (gains) losses: $(13), $ - and $3.

(17) BUSINESS SEGMENTS INFORMATION

The Company designs and manufactures products and delivers services that bring technology and engineering together to provide innovative solutions for customers in a wide range of industrial, commercial and consumer markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell.

The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, services and solutions and reliability consulting including digital plant architecture that allows communication of devices with centralized systems, to provide precision measurement, control, monitoring, asset optimization, and plant safety and reliability for plants that produce power or process fluids or items such as petroleum, chemicals, food and beverages, pulp and paper, pharmaceuticals and municipal water supplies. The Industrial Automation segment provides low, medium and high voltage alternators and other power generation equipment, commercial and industrial motors and drives, fluid power and control mechanisms, electrical distribution equipment, and materials joining and precision cleaning products which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The Network Power segment designs, manufactures, installs and maintains power systems for telecommunications networks, data centers and other critical applications, including power conditioning and uninterruptible power systems, thermal management, critical power systems, integrated data center control devices, software, monitoring and 24-hour service. The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring technology and services to all areas of the climate control industry, including residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration and marine controls. The Commercial & Residential Solutions segment provides tools for professionals and homeowners, home storage systems and appliance solutions. The principal distribution method for each segment is direct sales forces, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company's international operations are subject to risks such as significant currency exchange rate fluctuations, restrictions on the movement of funds and potential nationalization of operations. See Notes 3 through 6.

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

Business Segments

	Sales			Earnings			Total Assets
	2013	2014	2015	2013	2014	2015	2013	2014	2015
Process Management	$8,610	9,189	8,516	$1,809	1,918	1,493	$6,878	7,771	7,704
Industrial Automation	4,885	4,990	4,121	777	802	600	3,606	3,574	2,808
Network Power	6,155	5,073	4,441	554	459	231	6,603	5,233	4,743
Climate Technologies	3,876	4,109	4,011	716	737	698	2,245	2,378	2,314
Commercial &
Residential Solutions	1,865	1,924	1,924	404	424	403	1,153	1,152	817
	25,391	25,285	23,013	4,260	4,340	3,425	20,485	20,108	18,386
Differences in
accounting methods				221	252	223
Corporate and other (a)				(1,067)	(1,050)	684	4,226	4,069	3,702
Sales eliminations/Interest	(722)	(748)	(709)	(218)	(194)	(171)
Total	$24,669	24,537	22,304	$3,196	3,348	4,161	$24,711	24,177	22,088

(a) Corporate and other in 2015 includes pretax gains on divestitures of $1,039 and $10 of costs related to the planned spinoff of the network power systems business (see Note 3), and in 2014 and 2013 includes pretax goodwill impairment charges of $508 and $528, respectively. Corporate and other also includes stock compensation expense, which decreased $113 and $78 in 2015 and 2014, respectively. See Note 14.

	Intersegment Sales			Depreciation and Amortization			Capital Expenditures
	2013	2014	2015	2013	2014	2015	2013	2014	2015
Process Management	$6	8	5	$201	249	276	$276	300	244
Industrial Automation	631	664	633	145	145	122	124	123	128
Network Power	39	27	26	238	198	178	88	68	48
Climate Technologies	44	47	44	130	132	132	100	145	134
Commercial &
Residential Solutions	2	2	1	53	52	51	40	49	52
Corporate and other				52	55	56	50	82	79
Total	$722	748	709	$819	831	815	$678	767	685

Geographic Information

	Sales by Destination			Property, Plant and Equipment
	2013	2014	2015	2013	2014	2015
United States and Canada	$10,964	11,262	10,673	$1,969	2,036	1,979
Asia	5,888	5,483	4,936	518	602	564
Europe	4,841	4,815	4,024	772	803	733
Latin America	1,555	1,508	1,241	308	306	254
Middle East/Africa	1,421	1,469	1,430	38	55	55
Total	$24,669	24,537	22,304	$3,605	3,802	3,585

Sales in the U.S. were $9,783, $10,310 and $10,000 for 2015, 2014 and 2013, respectively, while Asia includes sales in China of $2,472, $2,853 and $3,122 in those years. Assets located in the U.S. were $1,968 in 2015, $2,022 in 2014 and $1,952 in 2013.

(18) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2013	2014	2015
Research and development expense	$576	541	506
Depreciation expense	$521	518	507
Rent expense	$414	411	391

The Company leases certain facilities, transportation and office equipment, and various other items under operating lease agreements. Minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $263 in 2016, $181 in 2017, $123 in 2018, $84 in 2019 and $51 in 2020.

At September 30, 2015, other current assets included short-term investments of $99 and an income tax refund receivable of $94. At September 30, 2015 and 2014, other assets included $33 and $377 of pension assets, respectively.

Items reported in accrued expenses include the following:

	2014	2015
Employee compensation	$705	597
Customer advanced payments	$455	450
Product warranty	$193	167

Other liabilities are summarized as follows:

	2014	2015
Pension liabilities	$564	662
Deferred income taxes	572	408
Postretirement liabilities, excluding current portion	233	199
Other	628	602
Total	$1,997	1,871

Other operating cash flow is comprised of the following:

	2013	2014	2015
Pension expense	$228	153	167
Stock compensation expense	221	143	30
Deferred income taxes and other	(63)	(111)	14
Total	$386	185	211

(19) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
Net sales	$5,606	5,587	5,812	5,400	6,312	5,503	6,807	5,814	24,537	22,304
Gross profit	$2,236	2,280	2,395	2,166	2,638	2,234	2,889	2,368	10,158	9,048

Net earnings common stockholders	$462	525	547	973	728	564	410	648	2,147	2,710

Earnings per common share:
Basic	$0.65	0.76	0.78	1.42	1.03	0.84	0.59	0.98	3.05	4.01
Diluted	$0.65	0.75	0.77	1.42	1.03	0.84	0.58	0.98	3.03	3.99

Dividends per common share	$0.43	0.47	0.43	0.47	0.43	0.47	0.43	0.47	1.72	1.88

Common stock prices:
High	$70.66	65.94	70.29	62.25	69.94	62.75	68.23	56.12	70.66	65.94
Low	$62.73	57.76	62.25	54.95	64.70	55.23	60.85	42.80	60.85	42.80

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure.

Net earnings and diluted earnings per share, respectively, include the following: a gain on the divestiture of a business of $528 and $0.77 in the second quarter of 2015; gains on divestitures of businesses of $83 and $0.13 and costs related to the planned network power systems spinoff of $52 and ($0.08) in the fourth quarter of 2015; and a goodwill impairment charge of $508 and $0.72 in the fourth quarter of 2014.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2015 and 2014, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended September 30, 2015. We also have audited Emerson Electric Co.'s internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
St. Louis, Missouri
November 18, 2015

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects, including the planned spinoff of the network power systems business and other strategic repositioning actions. These forward-looking statements are based on current expectations and are subject to risks and uncertainties. Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes in which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include, but are not limited to, the following: (1) Emerson’s ability to successfully complete its strategic portfolio repositioning actions on the anticipated terms and conditions, or that the related costs may be higher than expected; (2) the management time and attention required by the repositioning transactions; (3) the risk that we may not realize some or all of the anticipated strategic, financial or other benefits of such repositioning actions; (4) the possibility that the combined postseparation value of the common stock of Emerson and the spun-off company may be less than the pre-separation value of our common stock; (5) the current and future business environment, including capital and consumer spending, potential volatility of the end markets served, interest rates, and currency exchange rates; (6) competitive factors and competitor responses to Emerson initiatives; (7) development and market introduction of anticipated new products; (8) the ability to defend and protect our intellectual property rights; (9) favorable environments for and execution of acquisitions and divestitures, domestic and foreign, including regulatory requirements and market values of candidates; (10) integration of acquisitions and separation of disposed businesses; (11) the availability of raw materials and purchased components; (12) stability of governments and business conditions in foreign countries which could result in adverse changes in exchange rates, changes in regulation, nationalization of facilities or disruption of operations; (13) unrestricted access to capital markets; (14) ability to prevent security breaches or disruptions of our information technology systems; and (15) the outcome of pending and future litigation, including environmental compliance.